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REGISTRANT'S NAME Wolters Kluwer NV

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DAT : 3/30/06

2005 Annual Report

AR/S
12-31-05


Wolters Kluwer

CUSTOMERS
ASIA
ACCOUNTANTS
ACCOUNTING FIRMS
ALLIED HEALTH PROFESSIONALS
CORPORATE AUDITING DEPARTMENTS
CORPORATE LAW DEPARTMENTS
CORPORATE LEGAL COUNSELS
CORPORATIONS
FINANCIAL PROFESSIONALS
GOVERNMENT AGENCIES
HOSPITAL ADMINISTRATORS
LAW FIRMS
LAWYERS
NURSES
PHARMACISTS
PHYSICIANS
RESEARCHERS
STUDENTS
TAX SPECIALISTS

CUSTOMERS
AUSTRALIA & NEW ZEALAND
ACCOUNTANTS
ACCOUNTING FIRMS
ALLIED HEALTH PROFESSIONALS
BUSINESS COMPLIANCE PROFESSIONALS
CORPORATE AUDITING DEPARTMENTS
CORPORATE LAW DEPARTMENTS
CORPORATE LEGAL COUNSELS
CORPORATIONS
GOVERNMENT AGENCIES
HOSPITAL ADMINISTRATORS
LAW FIRMS
LAWYERS
LECTURERS
NURSES
PHARMACISTS
PHYSICIANS
RESEARCHERS
STUDENTS
TAX SPECIALISTS

Wolters Kluwer Tax, Accounting & Legal is a leading provider of tax, accounting, legal and compliance information for professionals in the United States, Canada and Asia Pacific. Major product lines include CCH, ProSystem fx, Aspen Publishers, Loislaw, and Kluwer Law International. The division's two customer units serve the tax and accounting, and law and business markets. CCH, a Wolters Kluwer business, is a premier provider of tax and accounting information, software and services that help professionals build a strategic business advantage. Wolters Kluwer Law & Business is a leading provider of specialty legal and business compliance content and workflow solutions. The unit serves law firms, law schools, corporate counsel, and compliance professionals ... source of information

Legal, Tax & Regulatory Europe

Wolters Kluwer Legal, Tax & Regulatory Europe is the leader in the legal, tax, and regulatory markets in Europe. With operations in 18 European countries, from the United Kingdom to Slovakya, the division serves its customers with superior content, software, workflow tools, and solutions. Professional customers in law; tax; finance; human resources; accounting; public and government administration; health, safety, and environment (HSE); and transport trust the quality of the division's strategic product offerings like Kluwer's Navigator; comprehensive suites including IPSOA's Suite La Legge; CCH's advanced e-learning platforms; online libraries by Luchterhand; smart search engines from LA LEY; in-depth legal databases in Poland, Hungary, Italy, and Scandinavia; and electronic freight

Wolters Kluwer Education is the leading provider of primary, secondary, and vocational educational material, content, and services in seven European countries. The division offers teachers, professors, and students the highest quality teaching and learning resources including print, electronic, and online products. Education's portfolio of blended learning resources includes an online testing and assessment service from Wolters-Noordhoff and Nelson Thornes. The division continues to listen to its customers and to develop innovative and stimulating resources that deliver serious educational outcomes.



UNITED STATES & CANADA
BEVERAGE COMPANIES
BUSINESS COMPLIANCE PROFESSIONALS
CORPORATE AUDITING DEPARTMENTS
CORPORATE LAW DEPARTMENTS
CORPORATE LEGAL COUNSELS
FINANCIAL PROFESSIONALS
GOVERNMENT AGENCIES
HOSPITAL ADMINISTRATORS
HUMAN RESOURCES OFFICERS
INVESTMENT ADVISERS
MORTGAGE LENDERS
MUTUAL FUND COMPANIES
PERSONNEL MANAGERS
TAX SPECIALISTS
EUROPE
ACCOUNTANTS
ACCOUNTING FIRMS
ALLIED HEALTH PROFESSIONALS
BUSINESS COMPLIANCE PROFESSIONALS
CORPORATE AUDITING DEPARTMENTS
CORPORATE LAW DEPARTMENTS
CORPORATE LEGAL COUNSELS
CORPORATIONS
FINANCIAL PROFESSIONALS
GOVERNMENT AGENCIES
HOSPITAL ADMINISTRATORS
HUMAN RESOURCES OFFICERS
LAW FIRMS
LAWYERS
LECTURERS
LEGAL EDUCATORS
NURSES
PARENTS
PERSONNEL MANAGERS
PHARMACISTS
PHYSICIANS
RESEARCHERS
STUDENTS
TAX SPECIALISTS
TEACHERS
TRANSPORT BUSINESSES
CUSTOMERS
SOUTH AMERICA
ALLIED HEALTH PROFESSIONALS
CORPORATE AUDITING DEPARTMENTS
CORPORATE LAW DEPARTMENTS
CORPORATE LEGAL COUNSELS
CORPORATIONS
HOSPITAL ADMINISTRATORS
LAWYERS
LEGAL EDUCATORS
NURSES
PHARMACISTS
PHYSICIANS
RESEARCHERS
STUDENTS
TAX SPECIALISTS

Wolters Kluwer Markets Overview per Division

Wolters Kluwer Health is a leading provider of best-in-class medical and pharmaceutical information via online tools, databases, and point-of-care delivery channels. With operations in North America, Europe, Asia Pacific, and South America, the division can best serve the needs of its global customers by supporting their workflows. Customers include hospitals, libraries, research organizations, medical professionals, students, and biotech and pharmaceutical professionals. Health has some of the world's most trusted brands such as Lippincott Williams & Wilkins, Facts & Comparisons, Ovid, Medi-Span,

Wolters Kluwer Corporate & Financial Services is a market leader providing intelligent legal, regulatory, and compliance support services, documentation, information, and workflow and operational risk management software. Throughout the United States, the division empowers corporate legal professionals, banks, mortgage lenders, credit unions, securities organizations, and insurance companies. Its well-known products and services, including CTAdvantage, UCC Direct, CT TyMetrix, CT Corsearch, EDGAR Solutions, Bankers Systems, VMP Mortgage Solutions, GainsKeeper, CCH Capital Changes, NILS INSource, and Uniform Forms, are all focused on helping customers effectively manage their compliance and

Being partner in innovation with our professional customers is deeply important to Wolters Kluwer and at the heart of our competitive advantage. We lead in our markets because we are continuously striving to be the business partner who best understands our professional customers and their work. When we succeed at this, we are The Professional's First Choice, and this is our ultimate commitment to the professionals we serve.

The Professional's First Choice

Our values and commitment to all stakeholders

Our Company values enable us to meet high professional and ethical standards. They are guidelines for all employees of Wolters Kluwer and are designed to facilitate the achievement of our Company goals. Our values are central to our company's future success and represent the common bond across all Wolters Kluwer businesses and employees.

Customer focus

Customers are the center of everything we do. We

- provide customers with high-quality, innovative products that improve their expertise, productivity, and education;
- listen to customers and develop flexible and creative ways to meet their needs;
- treat customers with professionalism, honesty, and respect.

Innovation

We create solutions that are bold and forward-looking. We

- aim for continuous improvement within our products and services;
- achieve a competitive advantage through new ideas and creative approaches;
- approach challenges with a problem-solving and optimistic attitude.

Accountability

We are fully responsible for our actions and performance. We

- strive for results with a strong sense of urgency;
- take individual responsibility for meeting customers' needs and shareholders' expectations;
- are determined to succeed.

Integrity

We are direct, honest, transparent, and fair in our business dealings. We

- communicate openly and honestly;
- respect diversity and others' ideas and points of view;
- behave in a fair and transparent manner.

Value creation

We create value for our customers, employees, and shareholders. We

- work hard and smart;
- set high expectations for product quality and building customer relationships;
- ensure our daily actions contribute to meeting the goals of the Company and satisfying our customers.

Table of Contents

Wolters Kluwer 2005 Annual Report

THE PROFESSIONAL'S FIRST CHOICE

AT WOLTERS KLUWER,

WE EXCEL AT CREATING

HIGH-QUALITY CONTENT

FOR USE IN A PROFESSIONAL CONTEXT

IN THE FIELDS OF HEALTH, CORPORATE SERVICES,

FINANCE, TAX, ACCOUNTING, LAW,

REGULATION, AND EDUCATION.

FINANCIAL STATEMENTS

OTHER INFORMATION

Headquarters

Amsterdam, the Netherlands

Stock listing

Euronext Amsterdam:

WLSNC.AS, stock code 39588,

ISIN code NL0000395887;

included in the AEX

and Euronext 100 indices.

Content in Context

Content in Context

At Wolters Kluwer, we excel at creating high-quality content for use in a professional context in the fields of health, corporate services, finance, tax, accounting, law, regulation, and education. We are professionals serving professionals and are committed to delivering essential content, software, and services to help our customers make their most critical business decisions. Utilizing the latest in information technology, we ensure that our customers have the solutions they need, when they need them, and in the media best suited to their requirements. When we achieve this, we deliver on our goal of being the market leader in content in context.

The Professional's First Choice

Wolters Kluwer professionals are continuously engaged in an ongoing exchange of expertise and ideas with our customers about their work. This partnership in innovation is fundamental to meeting our commitment to the lawyers, doctors, nurses, tax advisors, teachers, and business executives we serve. Knowledge of their professional workflows and the ability to apply emerging technologies to make them more efficient and productive are at the heart of this partnership.

Leading positions and brands

Strong market positions are very important to our business strategies at Wolters Kluwer, and we value the leading positions we hold in most of our markets. Across all of our markets, we own strong, enduring brands such as Adis, Bankers Systems, Bildungsverlag EINS, CCH, Croner, CT, Ipsoa, Kluwer, Lamy, LA LEY, Liber, Lippincott Williams & Wilkins, Luchterhand, Ovid, Teleroute, and Wolters-Noordhoff. These brands have promised and delivered high-quality information for decades, and we are committed to continuing to do everything necessary to earn, retain, and expand leadership positions in our selected markets.

Strategy for growth

2005 marks the completion of the second year of the three-year plan to strengthen and transform Wolters Kluwer in order to deliver sustainable growth and long-term shareholder value. By reorganizing Wolters Kluwer for growth, reducing costs through structural improvements, and investing in growth around our leading market positions, Wolters Kluwer is creating value for its customers, shareholders, and employees. Our strong market positions and superior brands provide the foundation for further growth and increased efficiencies of scale as Wolters Kluwer continues to build for the future.

As we begin 2006 and enter the third and final year of our plan,

we are a stronger company.

Message from the Chairman



Nancy McKinstry
CEO and Chairman of the Executive Board

2005 was a successful year for Wolters Kluwer. It also marks the completion of the second year of our three-year plan to strengthen and transform Wolters Kluwer in order to deliver sustainable growth and long-term shareholder value. Over the last twelve months, we have achieved healthy growth in our revenues and operating income while we invested in new products, revamped our portfolio, and restructured our business. We have continued a significant transformation of the Legal, Tax & Regulatory Europe division and made key acquisitions across the Company to strengthen and extend our business portfolio and market positions.

In addition, we have invested to augment our senior management team and launched operational excellence, talent management, and innovation initiatives. Finally, consistent with this renewal, we have updated our branding strategy for Wolters Kluwer.

Our results in 2005 demonstrate that our strategy of delivering proprietary information and integrated software solutions to our customers is providing a strong platform for growth and improved profitability. In each of our major markets – legal, tax, accounting, health, corporate and financial services, and education – we are extending our customer relationships by providing essential products and services which improve decision-making and productivity. These strong market positions and superior brands provide the foundation for further growth and increased scale efficiencies as we continue the transformation of Wolters Kluwer.

As we begin 2006 and enter the third and final year of our plan, we are a stronger company. We have better market positions and product portfolios, more disciplined and streamlined operations, and greater capabilities at all levels of the organization.

2005 results

For the year, Wolters Kluwer performed in line with or above all six key performance indicators we use to measure our results. Revenues increased 3% to €3.4 billion. Importantly, organic growth was 2.2%, a significant increase over 2004 levels of 0.7%. Ordinary operating income grew by 3% to €533 million and operating margins remained at 16%, reflecting the continued investments in new and enhanced products, the restructuring of several European operations, and the implementation of shared services. Diluted ordinary earnings per share increased 4% to €1.06. Free cash flow remained strong at €351 million, enabling us to fund growth, continue our restructuring programs, and return value to shareholders through dividends.

Investing in growth

In 2005, we continued our investments in growth through the launch of new and enhanced products and services, especially online and software solutions. Investments in product development reached approximately €250 million in 2005, a 13% increase over 2004 levels which reflects the Company's commitment to achieving sustainable growth. These investments supported the improved growth performance of several divisions, most notably Health, Corporate & Financial Services, and Tax, Accounting & Legal. Within Europe, Italy, Central Europe, France, Spain, and Teleroute also achieved good performance by developing new products and workflow solutions for their customers.

Our customers reacted positively to this investment by continuing to adopt our online products and software solutions, and in 2005, we experienced double-digit growth in electronic products. Today, 39% of our revenues result from electronic products including online and software products, a significant increase over 2004's level of 35%. In 2005, we also invested to strengthen our sales and marketing capabilities, particularly within our European businesses. These investments have resulted in improved retention rates and support our strategy of driving the penetration of online and integrated solutions in the market.

2005 saw a renewed approach to strategic acquisitions. These acquisitions enabled us to expand our positions in key growth markets and provide our customers with broader product offerings and end-to-end solutions. For example, the acquisition of NDC Health's Information Management business provides our Health division with a product suite of value-added databases and information solutions which support our offerings across the entire continuum of discovery, development, and distribution for the life sciences industry. In Italy, the acquisition of two major publishing companies in the public administration, legal, tax, and business markets – De Agostini Professionale and UTET Professionale – paved the way for expansion into new professional publishing market segments, such as public administration, and strengthened our positions in the legal and tax market segments. The acquisition of PCi in North America extended our product offerings within the financial markets, providing customers with solutions for mortgage compliance.

Achieving operating cost efficiencies

We continue to achieve operating efficiencies through the implementation of structural cost-saving programs. Progress was made in Belgium, the Netherlands, and the United Kingdom, where major restructuring programs are underway. The investment in shared services was ongoing in 2005 for both Europe, through the rollout of an on SAP-based system in three countries, and for North America, with the implementation of shared services for human resources management and data center operations.

We also have begun the implementation of Six Sigma initiatives throughout several divisions in order to drive quality, customer service, and productivity through a rigorous process-improvement methodology. By year end, our cost base was improved by €100 million, an amount which exceeded the target originally set for 2005.

Building close customer relationships

We believe that one of our core competitive advantages is the depth of knowledge we have about our customers, the nature of their work, and the ways in which we can partner effectively with them. The strength of our products is grounded in our customer understanding and partnership, and through close communication and collaboration we develop products and services to make our customers' work more productive. Throughout 2005, we invested in building deeper knowledge of our customer needs through formal and informal customer programs.

Introducing a single brand with shared strengths

The new visual icon that Wolters Kluwer and all its operating units began adopting on March 21, 2005, is emblematic of the Company's strongest attributes: high-quality content in the professional's context; diversity of customers and employees; and innovative and technologically advanced solutions. Combining our respected and well-known brands under the Wolters Kluwer umbrella brand identity increases our visibility to customers. Internally, a single brand unifies our business units and supports a winning culture.

Supporting core values and long-term value creation

Ultimately, it all comes down to our people. Our 2005 results have been achieved through the hard work and dedication of all employees throughout Wolters Kluwer. I am fortunate to lead a group of individuals who share a common commitment to deliver value to our customers and shareholders. From the announcement of our new strategy in 2003, our employees have embraced the new initiatives we have implemented in connection with customers, products, and processes. It is their knowledge, creativity, and energy that have fueled the transformation of this company. In 2005, opportunities grew for all employees to take part in the discussion of Wolters Kluwer's strategy, vision, and values through town hall meetings and strategic task forces. We also developed a global framework for leadership criteria and established a talent management program to identify and foster high performers within the Company.

On behalf of the Executive Board of Wolters Kluwer and all employees, I would like to express my appreciation to our shareholders and customers for their continued confidence in our long-term strategy.

I also would like to express my gratitude and appreciation to the members of the Supervisory Board and in particular to Mr. De Ruiter, who will retire later this year. His personal commitment and dedication to the Company as Member and Chairman of the Supervisory Board for many years contributed greatly to the success of Wolters Kluwer.

We look forward to the future with confidence in our strategy and our capabilities to deliver sustainable, profitable growth.



Nancy McKinstry
CEO and Chairman of the Executive Board

Nancy McKinstry, *Chairman*

Boudewijn Beerkens

Jean-Marc Detailleur

Executive

Board



Nancy McKinstry

- United States, 1959
- Chief Executive Officer and Chairman of the Executive Board since September 1, 2003
- Member of the Executive Board since June 1, 2001

Nancy McKinstry is CEO and Chairman of the Executive Board of Wolters Kluwer. Named to her current position in 2003, Ms. McKinstry is spearheading a strategy to continue to strengthen the Company's leading market positions, reduce costs, and deliver growth through a customer-focused business structure. Ms. McKinstry is responsible for the five Business Divisions, Corporate Strategy, Business Development, Legal Affairs, and Corporate Communications. Before assuming her present position in 2003, she gained more than a decade of experience at Wolters Kluwer and its operating companies in North America. Most recently she was an Executive Board Member of the Company and previously was CEO of Wolters Kluwer's operations in North America. She also served as President and CEO of CCH Legal Information Services, now a part of the Wolters Kluwer Corporate & Financial Services division. Earlier, Ms. McKinstry held product management positions with CCH INCORPORATED, now part of the Wolters Kluwer Tax, Accounting & Legal division. During her tenure at CCH, the company emerged as a leading provider of electronic publishing products. In 1999, she worked briefly as CEO of SCP Communications, a medical information company, before rejoining Wolters Kluwer to head North American operations. Early in her career, Ms. McKinstry held management positions with Booz Allen Hamilton, an international management-consulting firm, where she focused on assignments in the media and publishing industries. Ms. McKinstry holds an MBA in Finance and Marketing from Columbia University, New York. At the University of Rhode Island, she graduated Phi Beta Kappa with a Bachelors Degree in Economics and holds the honorary degree of Doctor of Laws. She remains a member of the University Club and the Advisory Board for the University of Rhode Island. Ms. McKinstry is a member of the Board of Directors of leading telecom supplier, Ericsson; a member of the Board of U.S. real estate mortgage company, MortgageIT; a member of the Board of Directors of the American Chamber of Commerce in the Netherlands; and a member of the Board of Directors of Tias Business School, the Netherlands.



Boudewijn Beerkens

- The Netherlands, 1963
- Member of the Executive Board since May 1, 2003
- Chief Financial Officer since November 1, 2002

Boudewijn Beerkens has been a member of the Executive Board of Wolters Kluwer since May 2003 and Chief Financial Officer since November 2002. Mr. Beerkens is responsible for Accounting, Business Analysis & Control, Internal Audit and Internal Controls, Investor Relations, Mergers & Acquisitions, Risk Management, Taxation, and Treasury. Prior to his present position at Wolters Kluwer, Mr. Beerkens was Managing Partner at PricewaterhouseCoopers, responsible for the Corporate Finance and Recovery team. Before assuming his role at Pricewaterhouse-Coopers in 1991, Mr. Beerkens held a position at Vendex do Brasil where he was charged with responsibility for strategic development of the Food division in Brazil. His banking expertise derives from his time with Citicorp Investment Bank in London. Mr. Beerkens holds an MBA degree in Business Administration from the Rotterdam School of Management of the Erasmus Universiteit, Rotterdam, and a Masters Degree in both Dutch Civil Law and Notarial Law from the Vrije Universiteit, Amsterdam. In addition, Mr. Beerkens is a member of the Supervisory Board of Goedland N.V., a member of the Executive Committee of Amsterdam Partners, a member of the Advisory Committee of Bencis Capital Partners, a member of the Council of Trustees of the RCOAK (Roomsch Catholijk Oude Armen Kantoor), and a Founding Friend of the United World Colleges Nederland.



Jean-Marc Detailleur

- France, 1947
- Member of the Executive Board since January 1, 1999

Jean-Marc Detailleur has been a member of the Executive Board of Wolters Kluwer since the end of 1998. Mr. Detailleur is responsible for Teleroute, Human Resources, and Sustainable Entrepreneurship. Prior to assuming his present position, he was Resident Director of Wolters Kluwer France. Before joining Wolters Kluwer in 1989, Mr. Detailleur held a succession of senior positions with Lamy and Groupe Liaisons. Prior to this he held several HR and operational positions, among others with Groupe DMC Hachette and Pechiney. Mr. Detailleur was Chairman of the FNPS (Federation Nationale Presse d'Information Specialisée) from 1995 to 1998 and Chairman of ECHR (European Club of Human Resources) in Brussels from 2002 to 2004. He holds a Diplôme d'Etudes Supérieures de Droitand, a Diplôme d'Etude Supérieures de Sciences Politiques as well as a Diplôme de l'Institut d'Etudes Politiques de Paris.

Henny de Ruiter, *Chairman*

Harry Pennings, *Deputy Chairman*

Adri Baan

Len Forman

Jane Frost

Henk Scheffers

Peter Wakkie

Supervisory Board



Henny de Ruiter, *Chairman*
The Netherlands, 1934
Appointed in 1994,
current term until 2006
Member of the Selection and Remuneration Committee and Member of the Audit Committee

Position
Former Executive Board Member of Royal Nederlandsche Petroleum Maatschappij nv and former member of the Group Executive Board of the Royal Dutch Shell Group



Harry Pennings, *Deputy Chairman*
The Netherlands, 1934
Appointed in 1995,
current term until 2007
Chairman of the Selection and Remuneration Committee

Position
Former Chairman of the Executive Board of Océ nv

Supervisory Directorships
Chairman of the Supervisory Boards of Essent nv, NV Industriebank LIOF, and AZL nv; member of the Supervisory Boards of Océ nv, and Berenschot Holding bv



Adri Baan
The Netherlands, 1942
Appointed in 2002, current term until 2006 and Member of the Selection and Remuneration Committee and Member of the Audit Committee

Position
Former Executive Board Member of Royal Philips Electronics nv

Supervisory Directorships
Member of the Supervisory Boards of Océ nv, Hagemeyer nv and Koninklijke Volker Wessels Stevin nv; Non-Executive Director of ICI Ltd. (United Kingdom), Port of Singapore Authority Europe Ltd., International Power Plc. (United Kingdom); and Chairman of the Supervisory Committee of the Authority for the Financial Markets, the Netherlands



Len Forman
United States, 1945
Appointed in 2005,
current term until 2009
Member of the Audit Committee

Position
Executive Vice President and
Chief Financial Officer of
the New York Times Company
(United States)



Jane Frost
United Kingdom, 1957
Appointed in 2001,
current term until 2009

Position
Director of Consumer Strategy,
Department of Constitutional
Affairs (U.K. Government)

Supervisory Directorships
Non-Executive Director and
Trustee of Lowry Arts Centre
(United Kingdom) and
BBC Children in Need
(United Kingdom)

Additional Positions
Supervisory Council Member
and Chair of HTI Education Trust;
Fellow Chartered Institute of
Marketing; and Fellow Royal
Society of Arts (United Kingdom)



Henk Scheffers
The Netherlands, 1948
Appointed in 2004,
current term until 2008
Chairman of the
Audit Committee

Position
Member of the Executive Board
of Directors of SHV Holdings nv

Supervisory Directorships
Chairman of the Supervisory
Boards of NPM Capital nv
and the David J. Joseph Company



Peter Wakkie
The Netherlands, 1948
Appointed in 2005,
current term until 2009

Position
Chief Corporate Governance
Counsel and member
of the Executive Board
of Koninklijke AHOLD nv

Supervisory Directorships
Member of the Supervisory
Board of Schuitema nv

2005

Highlights

Breakdown of 2005 revenues by division

in %



- 20 Health
- 15 Corporate & Financial Services
- 18 Tax, Accounting & Legal
- 38 Legal, Tax & Regulatory Europe
- 9 Education

Breakdown of 2005 ordinary EBITA by division

in %



- 18 Health
- 17 Corporate & Financial Services
- 21 Tax, Accounting & Legal
- 34 Legal, Tax & Regulatory Europe
- 10 Education

Breakdown of 2005 revenues by media

in %



- 39 Electronic:
  - 19 *Internet / Online*
  - 20 *Software / CD-ROM*
- 48 Print
- 13 Services

Geographical spread of 2005 revenues

in %



- 52 Europe
- 44 North America
- 3 Asia Pacific
- 1 Other

in millions of euros (unless otherwise indicated)	2005	2004	% change	in constant currencies
Revenues	3,374	3,261	3	3
Ordinary EBITA	533	516	3	3
Ordinary EBITA margin (%)	16	16		
EBITA	513	472	9	8
EBITA margin (%)	15	14		
Ordinary net income	327	307	7	7
Diluted ordinary EPS (€)	1.06	1.02	4	4
Proposed cash distribution per share (€)	0.55	0.55		
Free cash flow	351	456		
Diluted free cash flow per share (€)	1.14	1.51		
Cash conversion ratio	1.06	1.26		
Return on invested capital (%)	7	7		
Ultimo number of FTEs	17,419	17,515		
IFRS figures				
Operating profit	432	407	6	
Profit for the year, attributable to equity holders of the parent	260	311	(16)	
Diluted EPS (€)	0.85	1.04	(18)	

Divisional Overview

HEALTH

Operations and customers worldwide

2005 Revenues
€656 million
$814 million

FTEs
2,168

CEO
Jeff McCaulley

CORPORATE & FINANCIAL SERVICES

Operations and customers in the United States

2005 Revenues
€496 million
$617 million

FTEs
2,932

CEO
Chris Cartwright

TAX, ACCOUNTING & LEGAL

Operations and customers in the United States, Canada, and Asia Pacific

2005 Revenues
€621 million
$775 million

FTEs
3,876

CEOs
Kevin Robert
(Tax and Accounting)
Robert Becker
(Law & Business)

LEGAL, TAX & REGULATORY EUROPE

Operations and customers in 18 European countries

2005 Revenues
€1,292 million
$1,608 million

FTEs
7,051

CEO
Rolv Eide

EDUCATION

Operations and customers in seven European countries

2005 Revenues
€309 million
$385 million

FTEs
1,292

COO
Fred Grainger



Accomplishing our Objectives, Realizing our Vision

Mission and strategy

In 2005, Wolters Kluwer continued to execute its three-year strategy, initiated in October 2003, focused on the delivery of sustainable growth and improved value to customers, shareholders, and employees.

The key elements of the three-year strategy are to:

- invest in growth around leading market positions,
- reduce costs through structural improvements,
- reorganize to deliver growth.

These elements are reflected in our 2005 activities including increased investment in product development, selective strategic acquisitions in key growth areas, and continued implementation of restructuring plans and shared services initiatives. The 2005 financial performance of Wolters Kluwer, which was characterized by a significant improvement in organic revenue growth and strong free cash flow, demonstrates that our strategic vision is transforming the Company and generating significant shareholder value.

2005 accomplishments

Investing in growth around leading market positions

Wolters Kluwer holds leading and distinct positions in key professional markets. By making continued investments in its strongest positions, the Company creates value for its customers while taking advantage of growth opportunities offered by these large and profitable markets. With its significant brands and proven capabilities in content development, technology, and customer service, Wolters Kluwer is ideally placed to identify and meet emerging customer needs with innovative products and services.

Across the Company, online products and services are among the fastest-growing product offerings. Internet-based resources offer news, research, reference materials, and workflow tools designed to provide customers with end-to-end solutions that speed decision-making and improve productivity. In 2005, Wolters Kluwer achieved significant online revenue growth.

Product development spending totaled €250 million in 2005, an increase of 13% over 2004, supporting the launch of new and enhanced products across the Company. A selection of achievements in 2005 include:

- A groundbreaking partnership with BNA to offer its content through the *CCH Tax Research NetWork*

- CASE File, a cost-effective collaborative workspace for matter management that works in conjunction with CT's registered agent services
- CCH Document, which leverages the market-leading ProSystem *fx* software, was added to the CCH Accountants' Suite in Canada
- eCPD, an advanced e-learning platform for accountants and finance professionals in the United Kingdom
- *Executive Compensation* and *Labor and Employment Law*, two new integrated online libraries for legal and human resources professionals in the U.S.
- Navigator, a new strategic product line in the Netherlands which offers extended search opportunities within Kluwer content through a client-specific interface
- Ovid Lingua, a new multi-language content platform providing easy access to electronic books and journals in nearly 80 languages
- PubFusion, an online content management solution and the first end-to-end online solution for the scholarly publishing industry
- The Universal Service of Process Connector, an addition to CT's integrated suite of litigation workflow management tools that makes CT the only provider to offer this innovative solution
- Wolters-Noordhoff Testing and Assessment, an innovative online service that simplifies preparing and evaluating student tests for secondary school teachers in the Netherlands.

For a full overview of achievements per division and unit, see as of page 20 of this report.

Wolters Kluwer also made a number of strategic acquisitions in 2005, including the Information Management Business of NDC Health (completed in January 2006), PCi, and De Agostini Professionale. These new additions support the Company's growth strategy by extending product offerings to customers, complementing its already well established market positions, and expanding into adjacent growth markets.

Reducing costs through structural improvements
Structural cost savings of €100 million were achieved (compared to the target of €80-90 million). Included in 2005's restructuring efforts:
- Restructuring plans in the United Kingdom, Belgium, and the Netherlands progressed on schedule, achieving cost savings by streamlining management, eliminating underperforming product lines, and improving back-office efficiencies through new systems.
- In North America, progress was made in bringing HR, Finance, and IT activities under North American Shared Services. The consolidation of data center operations and management using an outsource partner continued, and the use of offshore resources to support certain IT functions increased. North American restructuring initiatives included consolidated fulfillment and warehousing functions.
- In Europe, strategic sourcing projects were initiated around paper, printing, travel services, and other common services.
- SAP was implemented in three European countries to improve financial reporting and business analysis.
- Real estate consolidation continued globally, with the number of real estate locations reduced since mid-2003 by 26% and square meters by 21%.

- Reductions in workforce totaling 358 FTEs (full-time equivalent positions) were taken.

Reorganizing to deliver growth

During 2005, Wolters Kluwer continued to improve its operating and customer focus by strengthening its management teams, increasing its sales and marketing activities, and establishing a talent management program to identify and foster high performers within the Company.

In March 2005, Wolters Kluwer launched its new branding. This initiative is designed to bring the Company together through stronger identification between Wolters Kluwer's respected and well-known brands. Throughout 2005, divisions and customer units underwent systematic brand rationalization and development of their go-to-market and power brands. The branding initiative will continue in 2006.

During 2005, Wolters Kluwer took a number of additional actions to strengthen its corporate governance structure. These actions included offering the possibility for proxy voting on the shareholders meetings for all holders of ordinary shares and depositary receipts; an amendment of the Articles of Association to bring them in line with the Dutch Corporate Governance Code; a proposal to the Annual General Meeting of Shareholders to be held on April 26, 2006, to terminate the issuance of depositary receipt by the Wolters Kluwer Trust Office.

Sustainability is also an important subject at Wolters Kluwer. The first Sustainable Entrepreneurship Report (2004) was published in August 2005. This effort has provided the foundation to expand centralized efforts and reporting capabilities.

Moving into the final year of executing its three-year strategy, Wolters Kluwer is well positioned to create value for all its stakeholders. Top-line growth has been restored at Wolters Kluwer, demonstrating that investment in the business including new online and software products and ancillary markets is yielding results. Restructuring initiatives have delivered structural cost reductions ahead of schedule. Reorganization has streamlined the business to increase efficiency, improve productivity, and pave the way for operational excellence initiatives.

Dividend

Wolters Kluwer will propose at the Annual General Meeting of Shareholders to be held on April 26, 2006, to distribute a dividend of €0.55 per share for 2005. This is in line with the existing dividend policy to pay out a dividend of €0.55 per share, provided there is a minimum dividend cover of 1.5.

A dividend of €0.55 corresponds with a dividend yield over the closing share price of December 31, 2005, of 3.2%.

In line with previous years, and indicating a strong belief in the future of the Company, Wolters Kluwer proposes to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, the shareholders will be asked to make their choices known. The stock dividend ratio will be set on May 5, 2006 (after the close of trading). The cash distribution will be payable as of May 9, 2006. For more information, please visit www.wolterskluwer.com.

Outlook

In 2006, Wolters Kluwer will continue its transformation and build on the momentum created in 2005. The focus will remain on delivering strong and sustainable organic revenue growth, particularly with investments in online and software solution products, and a strong focus on customers. Wolters Kluwer will continue to execute its restructuring plans to support the integration of the business.

Organic revenue growth for 2006 will be between 2 and 3%, as Wolters Kluwer builds on its 2005 performance in all divisions. Guidance for margins is an improved level of 16.5 to 17%, with continued substantial investments in product development of approximately €270 million and expected cost savings of approximately €120 million. Wolters Kluwer expects continued solid free cash flow.

2006 Outlook and 2007 Guidance

Key Performance Indicators, in constant currencies [1]	2006	2007 onwards
Organic revenue growth	2-3%	4%
Ordinary EBITA margin	16.5-17%	19-20%
Cash conversion ratio (CAR)	95-105%	95-105%
Free cash flow	± €350 million	≥ €400 million
Return on invested capital % [2]	7%	[3] ≥ WACC
Diluted ordinary EPS [4]	€1.18-€1.23	€1.45-€1.55

[1] Constant rate EUR/USD = 1.25. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.

[2] After tax

[3] WACC (weighted average cost of capital) is currently 8% after tax

[4] Including acquisitions

The Divisions will build on the success of 2005 and increase their market positions. Growth expectations for Health are 3 to 5%; Corporate & Financial Services 4 to 6%, Tax, Accounting & Legal 3 to 4%, Legal, Tax & Regulatory Europe is expected to grow by 0 to 1% as the transformation of this Division continues, and finally, the Education division is expected to show improved performance of 1 to 2%.

Guidance per division

Organic revenue growth, in %	2006
Health	3-5
Corporate & Financial Services	4-6
Tax, Accounting & Legal	3-4
Legal, Tax & Regulatory Europe	0-1
Education	1-2

The strong foundation laid in 2005 gives confidence that Wolters Kluwer will achieve their 2006 targets.

Wolters Kluwer Health plays a leading role in driving medical excellence.

The division offers a broad array of content and information solutions globally, including many of the most trusted brands in the healthcare and life sciences industries.

Health

Brands

- Adis
- Adis Communications
- Facts & Comparisons
- IFI Patent Intelligence
- Lippincott Williams & Wilkins
- Medi-Span
- Ovid
- Source®

Customers

- Physicians
- Nurses
- Allied health professionals
- Medical and academic researchers
- Pharmacists
- Life sciences researchers and executives
- Hospital administrators
- Students and teachers in healthcare professions

Business overview

Wolters Kluwer Health is organized in four customer-facing units to uniquely serve the information needs of professionals. The Pharma Solutions customer unit develops business intelligence products and analytical tools to support life sciences professionals. The Medical Research customer unit develops online tools for medical and academic researchers and publishes medical journals for clinicians. The Professional & Education customer unit produces textbooks and point-of-learning systems for medical education, as well as reference books for clinicians and ancillary healthcare professionals. And the Clinical Solutions customer unit develops referential and imbedded drug information for pharmacists, and clinical decision support and workflow tools for clinicians at the point of care.

The division continues to invest in its leading positions, strengthening its core content franchises and by deepening its contextual workflow and consulting capabilities. Investments in new products and acquisitions focus on strengthening Health's position in some of the most important growth segments of the healthcare information services market, namely delivering executable knowledge at the point of care and delivering analytic tools and insights for the life sciences.

2005 accomplishments

The Health division continued to strengthen its position through new and enhanced products, innovative delivery platforms, and acquisitions.
In 2005, the division announced the acquisition of NDCHealth's Information Management business (completed in January 2006), for the Pharma Solutions unit, and acquired Boucher Communications Inc., which has been added to Medical Research. The division accelerated new product development in 2005, including investments in point-of-learning and point-of-care

systems, enhancements to the Ovid platform, new business intelligence products, and new journals. The division also merged operations and technology functions across the customer units to better leverage its platforms, processes, and investments. In support of this, the division launched a Six Sigma initiative in order to drive quality, customer service, and productivity through rigorous process improvements. Finally, the division continued to strengthen its leadership team, naming a new Chief Financial Officer, a new Chief Technology Officer, a new Vice President and General Manager of Drug Information, and a new Vice President of Strategy and Business Development.

Pharma Solutions strengthened its reach by establishing direct sales operations in key Spanish-language markets that led to increased sales of content in Spain, South America, and Mexico. As a key provider of must-have information, the acquisition of NDCHealth's Information Management group in 2006 will add a powerful suite of valuable databases and information solutions that will extend the unit's content and business intelligence offerings across the entire continuum of discovery, development, and distribution for the life sciences industry. The acquisition will add approximately 380 employees, and will be integrated into Pharma Solutions as the Healthcare Analytics group. Products will be branded under their historical Source® brand, which is widely recognized by customers as a leading source of business intelligence in the industry.

In 2005, Medical Research strengthened its position in online research and medical journal publishing with strategic investments, partnerships, and an acquisition. In journal publishing, the unit acquired Boucher Communications, a leading provider of print and electronic research serving the optometry, optician, and ophthalmology markets. Boucher has been integrated into the new Lippincott Williams & Wilkins VisionCare group, consolidating the unit's eye-care information and strengthening Health's position within this advancing medical specialty. The unit also signed a three-year licensing agreement with Blackwell Publishing Ltd. to be the exclusive aggregator of Blackwell medical journals to key markets through its Ovid online product. Medical Research further strengthened its online platform with innovative products such as PubFusion and new capabilities such as Ovid Lingua. PubFusion, a content management workflow solution with state-of-the-art scheduling and publishing tracking capabilities, in combination with other tools, provides the first end-to-end online content management solution for the scholarly publishing industry as well as other publishers and content providers. PubFusion will be used for all Health journals by the end of 2006, and is being sold as a stand-alone solution to other publishers and medical societies.

Professional & Education continued to demonstrate excellence in medical publishing with the launch of 425 new products targeting doctors, nurses, other clinicians, and ancillary health professionals. The unit built on its dominant position in nursing and now publishes the industry's top three nursing journals, with its newest, *Nursing Made Incredibly Easy!*, achieving a 34% increase in circulation to end the year with 125,000 paid subscribers. The book business also experienced strong top-line growth. *Clinically Oriented Anatomy*, for example, exceeded sales targets by 33%, selling more than 80,000 copies in just eight months. The 28th edition of *Stedman's Dictionary* shipped 43,000 copies upon publication in December. New products published in 2005 set the stage for continued strong revenue growth in the future.

Clinical Solutions continued to expand its strong position in the retail and hospital pharmacy business through strong sales of Medi-Span and a relaunched version of the online Facts & Comparisons product lines. In addition, the unit deepened its relationships with electronic medical records vendors to drive further adoption of its Clin-eguide Order Sets. The unit also introduced its next-generation synoptic content solution, ClinicalResource@Ovid. This product leverages the Ovid platform and repository (including Cline-guide's evidence-based guidelines and LWW's 5 Minute Clinical Consult series) to quickly deliver decision-support information to clinicians at the point of care. Because it leverages the Ovid platform, the product also allows clinicians to go seamlessly beyond synoptic content to more comprehensive research on any topic.

Financial performance

Health's 2005 revenues were €656 million, an increase of 5% over 2004. Organic revenue growth was 4%, with particularly strong performance from the Ovid online information business and from Lippincott Williams & Wilkins' traditional book and journal products for medical, nursing, and allied health professionals. Ordinary EBITA margin declined from 17% to 16% driven by accelerated investment in new product development and enhanced platforms, such as Ovid and the online version of Facts & Comparisons.

Strong revenues were helped by new products in business intelligence in the Pharma Solutions unit, and in educational markets worldwide, through the Professional & Education unit. In the Medical Research unit, Ovid achieved record international billings for the year with continued success in adding and growing national and regional hospital consortia contracts to deliver clinical information to health professionals. At Clinical Solutions increased sales from the Medi-Span product line and the newest online version of Facts & Comparisons were offset by declines in Facts & Comparisons print products.

2005 financial performance

in millions of euros (unless otherwise indicated)	**2005**	2004
Revenues	656	623
Ordinary EBITA	104	103
Ordinary EBITA margin (%)	16	17
CAPEX	11	9
FTEs (ultimo)	2,168	2,179

2006 focus

Wolters Kluwer Health will continue its commitment to grow and improve its services to a broadening client base within the health market by providing the highest quality content and information, developing innovative online and point-of-care solutions, and offering unique services to a wide range of health professionals.

Services (CFS) is a leading U.S. provider of comprehensive statutory representation and business entity search and filing services for corporate legal departments, law firms, and secured lenders; and compliance, content, and technology solutions for financial services organizations of all sizes.

Corporate & Financial Services

Brands

Financial Services

- Bankers Systems
- CCH Capital Changes
- CCH® INSURANCE SERVICES
- CCH® Wall Street
- GainsKeeper®
- PCi Corporation
- VMP® Mortgage Solutions

Corporate Legal Services

- BizFilings
- CCH Corsearch
- CT
- Summation Legal Technologies
- TyMetrix
- UCC Direct Services

Customers

- Banks
- Brokerage companies
- Broker-dealers and investment advisers
- Corporate law departments
- Credit unions
- Insurance firms
- Law firms
- Mortgage lenders
- Mutual fund companies
- Thrift institutions

Business overview

The CFS division continues to extend its market leadership by introducing new products and services, enhancing existing software solutions and tools to achieve best-in-class market positioning, and acquiring strategic businesses that provide its customers with broader and more integrated solutions. The division is organized into two customer-facing units, Corporate Legal Services and Financial Services.

The Corporate Legal Services unit provides intelligent software and services that empower legal professionals to more effectively manage dynamic information, speed workflows, and make critical decisions. The unit's solutions are organized into four core areas focused on managing statutory representation, corporate transactions, and jurisdictional and securities compliance; UCC products and services for corporate due diligence, secured lending, bankruptcy, and real estate; matter management and e-billing applications, litigation support software, and e-discovery services; and innovative trademark research offerings.

The Financial Services customer unit brings together industry-leading brands to serve the complex compliance and documentation needs of the broad financial services industry. With a focus on compliance content and risk management for banks, credit unions, mortgage lenders, securities firms, and insurance organizations, the unit's comprehensive solutions include integrated and stand-alone software, as well as documents, analytics, training, reference materials, and other services in the critical areas of lending, new accounts, securities, corporate actions and capital changes, anti-money laundering, and insurance compliance.

2005 accomplishments

During 2005, Corporate Legal Services structurally realigned its organization to increase market focus and improve its ability to capitalize on shared services by organizing around its four core solutions areas: Corporate Compliance & Governance, UCC Solutions, Litigation Solutions, and Trademark Solutions. This better supports the unit in its mission to be the legal professional's first choice for intelligent software and service solutions. During the year, the unit acquired Tripoint Systems Development Corporation, which is being integrated into CT TyMetrix to further strengthen e-billing and matter management solutions and services for corporate legal departments. CT also continued to strengthen the products and performance of its litigation support software unit, CT Summation.

New product innovations from CT included CASE File, a cost-effective workspace for matter management that works in conjunction with CT's registered agent services, and line extensions such as the addition of California annual report e-filing services from BizFilings. BizFilings also became the exclusive provider of incorporation service for CPA2Biz – the online presence of the American Institute of Certified Public Accountants. International expansion continued through the addition of a Canadian database on Corsearch Advantage, a platform that facilitates the clearing process for the trademark community.

The UCC business reached a significant milestone when its annual filing volume passed the one million mark for the first time since UCC Direct's inception. UCC Direct won several large contracts, helping it deliver a third consecutive year of double-digit growth. Also within the UCC area, a new Flood Determination Service was launched through the collaboration of two Corporate & Financial Services division offerings – iLienOnline and PCi.

The Financial Services unit implemented significant restructuring and integration to strengthen operational excellence, customer efficiencies, and market focus. Brian Longe joined the unit as President and CEO.

The unit announced a new branding strategy, going to market as Wolters Kluwer Financial Services, aligning its solutions for customers in banking, mortgage, securities, and insurance under a single banner. Prominent brands such as Bankers Systems, VMP, and GainsKeeper are retained under the new business name.

The strategic acquisitions of PCi Corporation and Entyre expanded the unit's position as a leader in mortgage compliance and technology and extended its reach into new mortgage markets. Major software agreements were signed with several large financial organizations, partners, and the U.S. Internal Revenue Service. The unit's insurance business responded quickly to the industry's need for statutory and regulatory research and compliance tools in the aftermath of hurricanes Katrina and Rita.

During 2005, significant progress was made at developing the next generation of software solutions for the bank market, including Expere, which provides large regional and national banks and industry data processors with integrated compliance content and business rules. In addition, the unit strengthened its relationships with industry providers that embed Financial Services' products such as eForms into broader back-office solutions for banks.

New product launches included integrated solutions Dynamic Document Solutions (DDS) and Expere; the VMP X4 Workflow Manager that leverages the innovative technology of newly acquired Entyre; ForTrust Case Director for anti-money laundering professionals; and expanded tools for GainsKeeper and for insurance flagship AuthenticWeb.

Financial performance

With 2005 revenues of €496 million, the CFS division achieved revenue growth of 13% over 2004. Organic revenue growth amounted to 6%.

In the Corporate Legal Services unit, strong organic growth was driven by transaction revenues associated with corporate, UCC services, and trademark services. Sales of e-billing and litigation support software were also strong, supporting double-digit growth in both areas. Revenue growth in the Financial Services unit was supported by strong sales of core lending and deposit software and electronic documents. GainsKeeper, which helps investors accurately track tax implications within their securities portfolios, nearly doubled its 2004 revenue and added major securities firms to its list of customers. The unit's mortgage business also continued to achieve strong results with its prominent compliance tools and documentation solutions.

Operating margins increased from 19% in 2004 to 20% in 2005 driven by the impact of revenue growth offset by continued investments in product development and shared services.

2005 financial performance

in millions of euros (unless otherwise indicated)

	2005	2004
Revenues	496	437
Ordinary EBITA	100	82
Ordinary EBITA margin (%)	20	19
CAPEX	12	15
FTEs (ultimo)	2,932	2,726

2006 focus

In 2006, Corporate & Financial Services will continue to provide customers with integrated solutions that support their legal, compliance, documentation, and workflow needs, helping them navigate the increasing volume of complex regulations and business challenges while growing and better serving their customers.

(TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in numerous key practice areas in the legal and business compliance markets through two customer units: Tax and Accounting and Law & Business.

Divisions

Tax, Accounting & Legal

Brands

Tax and Accounting

- CCH
- ProSystem *fx*

Law & Business

- Aspen
- CCH
- Kluwer Law International
- Loislaw

Customers

- Accounting firms
- Law firms
- Business compliance professionals
- Corporate legal counsel
- Corporate tax and auditing departments
- Legal educators

Business overview

Tax and Accounting, which operates in the market as CCH, a Wolters Kluwer business, is extending its leadership position in tax and accounting research and compliance by continually delivering comprehensive integrated research and software solutions that provide a strategic business advantage to CPAs, corporate tax and accounting departments, and tax attorneys. Customers include small, medium, and large accounting firms and corporate tax and auditing departments that rely on the unit's research, software, and workflow tools to help enhance their productivity and increase value to their clients. The Tax and Accounting unit holds major market positions in the United States, Canada, and Asia Pacific.

Law & Business is a leading provider in key legal and compliance practice areas with market-leading proprietary in-depth analytical and primary law content and related forms and workflow tools. It provides research information and workflow tools in specialty areas including securities, corporate law, banking, bankruptcy, trade regulation/anti-trust, franchising, environmental law, intellectual property, employment law, human resources, pension, healthcare, and international law. Customers include law firms, corporate counsel, law schools, and business and compliance professionals. The Law & Business unit primarily serves the U.S. market.

2005 accomplishments

In 2005, the TAL division continued its growth momentum and strengthened its market leadership with a successful track record of launching new products, significant product enhancements, innovative new tools, and ground-breaking partnerships with other industry leaders. With a robust product pipeline, TAL introduced over 300 new products, while the division's current information and software products and applications received industry recognition throughout the year for excellence and innovation.

Tax and Accounting introduced its brand strategy to go to market as CCH, a Wolters Kluwer business, across the United States, Canada, and Asia Pacific, bringing together tax, accounting, and audit products under a single brand, leveraging the strength of the CCH name and more closely aligning CCH with Wolters Kluwer. CCH's product leadership was highlighted throughout the year with the inclusion of 17 CCH products in *Accounting Today's* "Top 100 Products" list, recognition from industry peers in the Software and Information Industry Association for CCH's *Client Relate, Tax Research NetWork* and *Tax Tracker News* product excellence, and a Technology Innovation award from *The CPA Technology Advisor* for CCH@Hand. The importance of CCH's products to professionals was demonstrated by the fact that 100% of the top accounting firms in the U.S. rely on CCH products.

The unit realized strong new sales from the market-leading ProSystem *fx* Engagement software and related training and consulting, *CompleteTax*, *Integrated Online Libraries*, Sales and Use Tax products, and ProSystem *fx* Tax software. The *Accounting Research Manager* gained even greater market acceptance, and the unit continued to build out this relied-upon resource with comprehensive new tax, accounting, and audit content.

In an active legislative year, professionals turned to CCH's new book and audio conference resources for timely research and compliance information and guidance. Working closely with customers, CCH introduced enhanced versions of CCH@Hand, with a new desktop console and greater ease of use, and the new *Federal Research Consultant*, representing significant enhancement and renaming of *Federal Tax Service*. In Canada, the unit expanded its integrated offerings with the launch of *CCH Document* as part of the CCH Accountants' Suite, leveraging the unit's market-leading software in the U.S.

The unit entered and extended a number of key strategic relationships advancing CCH as the leading provider of integrated information and software workflow solutions that enhance customer productivity. Through an innovative new partnership, CCH offered BNA's tax content to customers through the CCH *Tax Research NetWork*, providing a one-stop resource for professionals who rely on both of these authoritative sources for tax research. CCH was named the exclusive North American distributor of GlobalVATOnline, the online global VAT research and news product from PricewaterhouseCoopers. The unit also expanded its alliance with Sage Software to deliver new, integrated software solutions to the accounting marketplace by launching a new link between Sage Software's *FAS Asset Accounting* product and ProSystem *fx* Tax software.

Law & Business successfully completed its second year as one integrated unit, with the Aspen, CCH legal and business, Kluwer Law International, and Loislaw groups aligned to serve the needs of the legal and business compliance community, and prepared to launch a new unified identity in the marketplace. The unit selected the umbrella brand of Wolters Kluwer Law & Business as its new go-to-market identity, which have been implemented beginning in 2006. The Aspen, CCH, Kluwer Law International, and Loislaw names have been retained as product lines offered by Wolters Kluwer Law & Business. With a robust product pipeline in place, the unit delivered 260 new book, online, and workflow products. The unit advanced its deep penetration in specialty practice and compliance areas, and introduced nine new integrated online libraries in Antitrust and Trade Regulation, M&A, Corporate Law, Copyright, Investment Management, Employment Law, Pension, Payroll, and Executive Compensation.

Law & Business also expanded its offering of productivity tools to meet the workflow needs of professionals, introducing *CCH Reimbursement Toolkit,* a simple way for professionals dealing with Medicare to determine and document a wide range of reimbursement types with a toolkit of calculators; *Practice Intelligence* providing legal practitioners and their business development staffs with a web-based tool that provides organized views of information about clients, prospects, issues, and client competitors from a wide array of sources; and the *Plan Investment Analyzer* providing those responsible for 401(k) and 403(b) plans an efficient way to understand and fulfill their fiduciary responsibility to plan participants by providing appropriate investment choices.

The unit responded to major bankruptcy legislation in the U.S. with specialized resources, and at the end of 2005, acquired Best Case Solutions, which provides bankruptcy form preparation software, supporting the unit's strategy as a specialty content and solutions provider.

Financial performance

In 2005, TAL recorded revenues of €621 million, with organic revenue growth of 4%, driven by sales of new content and software products and improved retention of existing customers.

Through innovative product development and customer-focused sales and marketing, the unit is extending its leadership position within its core markets. Strong sales of tax and accounting software products and training, integrated online research libraries, and legal education, business compliance, and legal professional products strengthened the division's market positions.

The margin comparison with the prior year was impacted by the one-off gain resulting from the change of the post-retirement medical plan (FAS 106) in 2004 (€6 million), and increased investments in product development, sales and marketing, and shared services.

2005 financial performance

in millions of euros (unless otherwise indicated)	**2005**	2004
Revenues	621	596
Ordinary EBITA	122	138
Ordinary EBITA margin (%)	20	23
CAPEX	11	12
FTEs (ultimo)	3,876	3,838

2006 focus

In 2006, the division will advance its growth strategy by building on its leadership position in delivering best-in-class, integrated content and software solutions to its professional customers. In addition, the unit will continue to expand its global presence through the extension of its software and international content suites. Operational efficiencies will continue to be achieved through shared services, the outsourcing of IT functions, and workflow improvements in editorial and back-office functions.

Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of customer-specific sources of information, software, and services to its customers in 18 countries. In each country, Wolters Kluwer has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and opinion leaders.

Legal, Tax & Regulatory Europe

Brands

- A3 Software
- Akelius
- ASPI
- CCH
- CEDAM
- CISS
- CompLex
- Croner
- De Agostini Professionale
- ECOIURIS
- Éditions Dalian
- EON
- Especial Directivos
- Groupe Liaisons
- IPSOA
- IURA
- Kluwer
- LA LEY
- Lamy
- LEX
- Luchterhand
- Magnus Informatik
- Norstedts Juridik
- Praxis
- Rosetti
- Teleroute
- UTET Professionale
- Werner Verlag

Customers

- Corporations
- Government agencies
- Professionals in
  Accounting
  Banking
  Finance
  Fiscal
  Human Resources
  Insurance
  Legal
  Regulatory
  Securities
  Transport

Business overview

The LTRE division is organized into units by country and focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public and government administration; health, safety, and environment; and transport. As the market leader in Europe, many of LTRE's brands have a strong heritage in local markets.

2005 accomplishments

In 2005, LTRE continued to broaden its product offerings and strengthen customer relationships by delivering the very best of proprietary and third-party content. The division efforts focus on new product development and strategic acquisitions to extend LTRE's reach.

New product launches increased significantly over the prior year and growth in online products achieved double-digit levels. These results were supported by strong emphasis on sales and marketing and enhanced product development. A European Product Review Board was established to support the product development process.

Major product developments included:

- The Italian Suite La Legge, an offering that integrates software tools, databanks, and online services with customer content to provide an end-to-end workflow tool for the legal market
- Lamyline Reflex (France) continued its robust growth by providing lawyers with a complete solution for research that classifies all primary sources and enriches them with Lamy's legal comments
- Evidencias Ecoiuris, an online tool that determines legal requirements to support compliance activities by corporations, was launched in Spain.

LTRE continued to strengthen its market leadership through key strategic acquisitions. In Italy, the acquisition of two major publishing companies in the public administration, legal, tax, and business markets – De Agostini Professionale and UTET Professionale – paved the way for expansion into new market segments, such as public administration, and strengthened the division's position in the legal and tax market segments. To expand its fast-growing business in Eastern Europe, two complementary companies were acquired in Romania: legal online publisher EON and legal publisher Rosetti. Teleroute expanded its portfolio of online solutions for the transport and logistics industry in France, with the acquisition of Nolis.

New customer partnerships were also realized throughout Europe to provide opportunities for tailoring LTRE products to specific market needs and to provide integrated solutions, combining Wolters Kluwer proprietary content with customer information to deliver unique workflow tools. Examples of these partnerships include Navigator in the Netherlands, where Kluwer implemented its online product within a large tax customer, providing access to a broad range of Wolters Kluwer products and customer-specific content; Belgium launched SoRight, an online social-juridical database with Kluwer's legal content and the new thesaurus management system. In the United Kingdom, Croner was designated as a partner of the Institute of Chartered Accountants of England and Wales, thereby becoming the official training partner to provide an online continuing professional development service for Institute members.

LTRE also made significant progress against its restructuring plan for the division. Key elements of this plan are the in-country restructuring efforts in Belgium, the United Kingdom, and the Netherlands, as well as significant investments in content management, online and software product development, and sales and marketing. Restructuring plans in the three countries progressed on schedule, achieving their respective cost saving targets, streamlining management, and eliminating underperforming product lines.

Operationally, LTRE focused on improving efficiencies in common back-office areas such as procurement, printing and distribution, and enhancing the financial management and transparency of the division. As part of the effort, LTRE implemented SAP in the United Kingdom, Belgium, and France. A European Technology Center was established to manage SAP configurations and ensure a single, common technology infrastructure throughout the division.

In addition, key management was added to strengthen the leadership team, including a division-wide Director of Sales and Marketing, and a new CEO of Wolters Kluwer Germany.

Financial performance

The LTRE division saw revenues of €1,292 million, slightly down from 2004. Revenues were approximately flat, including product pruning of €15 million, largely in the Netherlands. Organic revenue was (1)%, up from (2)% in 2004. Strong growth, supported by several new and recently introduced products, continued in Italy, France, Central Europe, and Spain, and at Teleroute.

Operating margins improved from 14% in 2004 to 15% in 2005, resulting from the effects of restructuring in Belgium and the Netherlands and cost savings from back-office efficiencies, despite significant investments in product development, sales and marketing, and systems.

2005 financial performance

in millions of euros (unless otherwise indicated)

	2005	2004
Revenues	1,292	1,296
Ordinary EBITA	193	183
Ordinary EBITA margin (%)	15	14
CAPEX	44	30
FTEs (ultimo)	7,051	7,352

2006 focus

In 2006, LTRE will continue to implement its restructuring plan, focusing on leveraging pan-European synergies, increasing penetration of online and software products, and driving for greater customer focus through tailored sales and marketing programs.

Wolters Kluwer Education sets the standard in teaching and learning in the European educational world, combining high-quality content, didactic understanding, and state-of-the-art technology to offer educators and students new, more effective ways of teaching and learning.

Education

Brands

- Bildungsverlag EINS
- digital spirit
- Jugend & Volk
- Liber
- Műszaki Kiadó
- Nelson Thornes
- Wolters-Noordhoff
- Wolters Plantyn

Customers

Students, parents, teachers, and lecturers in subjects spanning the curriculum in primary and secondary education, with some higher and vocational educational offerings.

Business overview

Wolters Kluwer Education holds market-leading positions in primary, secondary, and vocational education. To meet the changing requirements of both teachers and students, the division has continued to build its portfolio of blended learning resources. This focused and strategic approach to publishing ensures that print and electronic material is designed simultaneously and is inextricably linked. An online test and assessment service forms part of the division's blended learning strategy.

The division collaborates with high-caliber associates to lead in new directions that create value for its customers and to strengthen its position as a premier provider of education solutions in seven European countries: the Netherlands, Sweden, the United Kingdom, Germany, Belgium, Austria, and Hungary.

2005 accomplishments

In 2005, the Education division continued ongoing restructuring to strengthen its competitive position. This included naming Fred Grainger, former Managing Director of Nelson Thornes, as Chief Operating Officer of the division, replacing the former divisional CEO. Despite overall flat performance, there were a number of key achievements that provide a stronger platform for growth in 2006.

At Wolters-Noordhoff in the Netherlands, an online testing and assessment service was launched as part of the division's efforts to implement flexible learning solutions. Revenue growth in the secondary market for this unit was driven by a strong back list, and customer-focused sales and marketing efforts.

In the United Kingdom, Nelson Thornes signed an agreement with the Assessment and Qualifications Alliance (AQA), making it the only publisher to be exclusively endorsed to produce supporting resources across the full range of AQA qualifications. Over 4 million students are enrolled in AQA courses in the United Kingdom.

Bildungsverlag EINS entered into a partnership with Bosch, a leading provider to the automotive industry, on the exclusive development of a new curriculum for car mechanics that offers print and online components and gives Bildungsverlag EINS access to other European markets. The Germany-based digital spirit strengthened its unique competitive position in e-learning by launching its training products, with both ICT and print components, for the new digital tachograph.

Wolters Plantyn (Belgium) also introduced blended learning resources to support its growth, combining print and electronic products to broaden its product offerings. In addition, the unit signed an agreement with the Catholic University of Louvain to develop a new method of religious instruction for secondary education.

SAP-Klopotek, a content management system, was successfully introduced at Liber (Sweden) and Nelson Thornes (UK) during 2005. All of the division's major country operations are now using SAP-Klopotek to increase efficiency in several back-office functions. The division continued to extend its shared technology platform across other units within Europe.

Financial performance

The Education division achieved revenues of €309 million, even with 2004. A good performance in Belgium and the Netherlands, where growth was supported by a strong back list and customer focused sales and marketing efforts as well as the introduction of blended learning products, was offset by adverse market conditions in the United Kingdom, Sweden, and to a lesser extent Germany resulting in flat (organic) revenue growth across the division. Performance in the United Kingdom was affected by the decline in spending in secondary education driven by the announcement of a new curriculum planned for 2006 and beyond. Good performance in Sweden in core primary and secondary education markets was offset by weakened demand for Liber Hermods services due to government under-funding in the distance learning market.

Despite flat revenue, this year has seen strong operating margin improvements with EBITA increasing from 17% to 19%. This operating margin was achieved due to the impact of prior restructuring, additional efficiencies gained in back-office areas and tight cost control.

2005 financial performance

in millions of euros (unless otherwise indicated)

	2005	2004
Revenues	309	309
Ordinary EBITA	59	52
Ordinary EBITA margin (%)	19	17
CAPEX	7	7
FTEs (ultimo)	1,292	1,330

2006 focus

The division will focus on growth in key markets with continued development of innovative products, including blended learning solutions, online testing and assessment services, and corporate e-learning products. Key strategic partnerships, such as the AQA in the United Kingdom, as well as investments in sales and marketing will be critical components of achieving stronger growth in 2006. Sharing common technology platforms will allow Wolters Kluwer Education to maximize economies of scale and produce resources that deliver serious educational outcomes in an innovative and stimulating way to engage teachers, students, and parents.

Organization, Personnel, and Stakeholder Communications

Personnel

In 2005, Wolters Kluwer continued to build a stronger foundation of human resources practices to support its belief that human capital is a key element of its competitive strength.

The Company's commitment to the identification and development of senior leadership led to the 2005 implementation of a Talent Management Program, which established a global framework for leadership criteria and the identification of workforce segments that management believes are critical to the execution of the business strategy. The talent and leadership criteria (leading people, driving growth, managing the business, team focus, individual excellence, and technical expertise) were developed through interviews with global leaders throughout Wolters Kluwer and deliberately linked to the company values established in late 2003: customer focus, innovation, accountability, integrity, and value creation. In 2005, the first phase of Talent Management was successfully planned and implemented, resulting in the completion of a comprehensive talent assessment for the top five levels in the organization. The second phase, which will be launched in 2006, will focus on identifying developmental opportunities for those who participated in the process and will set the stage for continued success as the Talent Management process grows and develops into an important business tool at Wolters Kluwer.

Overall, the Company continued to strengthen its management team by creating new positions that support the growth agenda, including a divisional Director of Sales and Marketing for LTRE, and in North America adding senior-level positions that provide focus for process efficiencies and project management. Key leadership positions in the LTRE, Health and Education divisions were also filled.

The global human resources groups led initiatives that addressed geographic concerns, including restructurings in both Europe and North America, resulting in a reduction of 358 FTEs company-wide. The Company upheld its commitment to treat fairly employees whose positions were made redundant and to comply with local requirements regarding severance and other benefits.

Wolters Kluwer number of FTEs



ultimo December 31	**2005**	2004
Number of full-time equivalents	17,419	17,515

Number of employees per division

FTEs ultimo 2005



■	2,168	Health
□	2,932	Corporate & Financial Services
■	3,876	Tax, Accounting & Legal
□	7,051	Legal, Tax & Regulatory Europe
■	1,292	Education
■	100	Corporate

Geographical spread of employees

FTEs ultimo 2005	**2005**
Asia Pacific	812
Belgium	754
Canada	406
Central and Eastern Europe	738
France	1,184
Germany	776
Italy	955
Netherlands	1,655
Scandinavia	520
Spain	824
United Kingdom	1,350
United States	7,445
Total	**17,419**

In North America, a shared services approach to human resources was implemented; employee benefit processing was outsourced to a third-party vendor and recruiting support was consolidated into one centralized group. In Europe, a pan-European compensation study was completed and support for a new matrixed organization was provided.

Wolters Kluwer continues its commitment to transparent communications and the achievement of objectives through partnership with employees. Senior management of the Company met with Works Councils in Europe, both local and divisional, and with employees in Europe, North America, and Asia Pacific in town hall meetings throughout the year.

Shared services

Shared services at Wolters Kluwer focuses on centralizing common product and support functions to achieve greater efficiency and quality. The North American operations working together under Shared Services North America now include accounting, legal, content and forms technology, data center services, human resources, strategic sourcing, and other administrative functions. Similar initiatives are being developed in Europe and Asia Pacific.

North America

At the end of 2004, Wolters Kluwer signed a seven-year agreement with Perot Systems to outsource management of its data centers and information technology support operations across North America. Through 2005 and 2006, Perot and Wolters Kluwer will work together to consolidate over 50 independent data centers and over 3,000 application servers into Perot's facilities in Plano, Texas, and Woonsocket, Rhode Island.

Also in 2005, Shared Services North America launched its new centralized Human Resources Operation which consists of human resources generalists located in each customer unit and relying on services from five centers of excellence in staffing, benefits and administration, compensation, help desk services, and human resource information systems.

Solid progress was made on off-shoring portions of the content conversion and software development operations in 2005. In addition to reducing costs, off-shoring allows for increased product development capacity and speed to market for new product development initiatives.

Another achievement of Shared Services North America was implementation of single sign-on for customers, employees, and business partners of the Tax, Accounting & Legal division. Single sign-on simplifies and improves the customers' online experience by providing streamlined and efficient access to information on an array of unrelated web services platforms that do not operate on a common framework. At the same time, single sign-on protects valuable corporate web resources and reduces overall costs for managing a comprehensive identity management infrastructure.

To continue to strengthen the Shared Services North America management team, two new strategic leadership positions were created and filled early in 2006, an Executive Vice President and General Counsel, and a Vice President, Content and Platform Management.

Global initiatives

Consolidation is another aspect of restructuring that has been addressed by initiatives in the areas of real estate, back office fulfillment, and warehousing. Real estate consolidation continued globally, with the number of real estate locations reduced since mid-2003 by 26% and square meters by 21%.

Wolters Kluwer also made further progress with the implementation of a single global internet platform for the development of products. The global platform will serve operations in all regions, supporting new electronic publishing projects and also as a new platform for existing products.

The single global internet platform consists of the entire online system between a content repository and a series of local, customer-specific interfaces. Customers may receive their content and functionality through multiple channels, but their experience through all of them is consistent with browser-based web interface, desktop integration, software, and intranet portal integration.

European initiatives

Shared services initiatives began in Europe in 2005. The implementation of a standardized financial and accounting system based on SAP, continues across all operations in Europe, with the implementation in the Education division completed. A European Technology Center was established to support the SAP implementations in LTRE and to manage all IT contracts. The European Strategic Sourcing Program has been successful in its efforts to simplify, standardize, and achieve cost savings in the purchasing of paper and printing, travel, mobile telecommunications, office supplies, and other common services, setting the stage for further margin improvements in 2006.

Sustainability

While Wolters Kluwer has always acted responsibly and supported and encouraged the efforts of its employees as global citizens, it was primarily focused on individual efforts in its operating companies in their individual locales. A separate Sustainable Entrepreneurship Report for the year 2004 was published in August 2005, both in print and online. This report was a first effort to report in a centralized and comprehensive way the Company's efforts and provided the foundation for increasing the scope of the social responsibility reporting efforts in the future. Since the publication of this first report, the Company has focused on the following activities to increase its sustainability efforts and its reporting capabilities:

- Expanding the collection of key data on energy and paper consumption, human resource management, and supplier practices within the global operating units of the Company;

- Implementing the relevant, homogeneous reporting of Global Reporting Initiative criteria throughout the operating units;
- Enhancing the corporate social responsibility efforts in the areas of healthcare and education where Wolters Kluwer is well-positioned to make a unique contribution.

Partnership with NairoBits
Wolters Kluwer has partnered with the Kenyan trust NairoBits (www.nairobits.com). Based in Nairobi, this non-profit organization empowers impoverished young urban students through the development of multimedia skills. Wolters Kluwer, with leading expertise in education and online tools, works together with NairoBits to further this mission.
An important component of this partnership is the exchange and transfer of knowledge to students and trainers from NairoBits. Wolters Kluwer further contributes to this program with product development and organizational strengthening to bring NairoBits' organization and curriculum to a next competitive level of technical know-how and commercial competence.

Support of the War Trauma Foundation
The Dutch-based organization War Trauma Foundation (www.wartrauma-foundation.nl) provides worldwide psychological support to traumatized victims of war, terror, and organized violence. The War Trauma Foundation strongly believes in helping children, women, and men who are psychologically damaged by war, terror, and organized violence. Achieving this requires the combination of idealism with a pragmatic, professional, and effective approach.

Wolters Kluwer supports the War Trauma Foundation by publishing the international journal of mental health, psychosocial work, and counseling in areas of armed conflict: *Intervention*. This peer-reviewed journal for mental health professionals working with victims of armed conflict is an essential tool in spreading the latest information gained from the practical experience of fieldworkers, so that their findings can inspire and support others carrying out similar interventions.

Support for victims of the 2004 tsunami and hurricanes Katrina and Rita
In response to the tsunami disaster in December 2004, Wolters Kluwer employees and management donated almost €200,000 which came from a range of global and local charities and sponsored activities in January 2005.

To support the overall assistance efforts for the victims of hurricane Katrina in September 2005, Wolters Kluwer established a campaign of contributions to the American Red Cross. Through a matching program, Wolters Kluwer and employees together donated $281,000.

Additional help for the victims of the hurricanes came from Wolters Kluwer businesses. Insurers and the customers they serve, received free assistance from CCH INSURANCE SERVICES, which expanded its website summarizing regulatory compliance information for insurers responding to the catastrophe in the Gulf Coast region. CCH issued a special *Tax Briefing*, further to a new law, to help individuals fully deduct their losses from the hurricanes.

A dedicated social responsibility section on www.wolterskluwer.com gives where more details and examples.

Investor Relations

The Company seeks to be thoroughly open with shareholders and the investment community, and is committed to a high degree of transparency in our financial reporting. In 2005, the Company reported full quarterly results under IFRS and has increased the number of roadshows, one-on-one and group meetings with investors. Wolters Kluwer has developed a comprehensive program for communicating with investors that includes participating in selected sector-specific seminars throughout the year. The purpose of this program is to help investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large. See page 152 of this annual report for a full overview of activities and facts for shareholders and investors.

Internal and external communications

In 2005, management focused on informing internal and external stakeholders about Wolters Kluwer's progress in executing its strategy and reaching its business objectives.
The corporate website, www.wolterskluwer.com, is the first point of contact for customers, shareholders, reporters, and potential employees, and the place where the latest facts and figures can be found alongside links to product and business unit sites. A new release of the website to better serve all Company's stakeholders was launched in early 2006.

As part of a coordinated program of internal communications, town hall meetings provide an open forum for Wolters Kluwer's diverse workforce of 18,400 employees in more than 25 countries to participate in a discussion of our shared vision, values, and strategy. In 2005, CEO Nancy McKinstry together with local senior management met with close to 3,000 employees in this setting, and town hall meetings with 8,000 to 10,000 more employees are planned for 2006.

At the divisional and business unit levels, a variety of customer meetings and community-building activities took place. CEOs, senior managers, and staff at all levels took part in creating a winning culture that reflects the customer focus of all employees and builds a stronger competitive spirit at Wolters Kluwer.

To stay in close contact with customers and peers, Wolters Kluwer and its units participated in numerous industry events, including the Frankfurt Book Fair, Beijing International Book Fair, and Online Information to name a few. The company also organized a number of special events with customers and partners that created opportunities for exchanging ideas in both structured and informal environments.

Through press releases, press conferences, and one-on-one meetings with reporters, management kept the media apprised of the Company's strategy, financial performance, and business, product, and management developments.

2005 Financial Developments

2005 Highlights *in millions of euros (unless otherwise indicated)*	**2005**	2004	% change	% change in constant currencies
Revenues	3,374	3,261	3	3
Ordinary EBITA	533	516	3	3
Ordinary EBITA margin (%)	16	16		
EBITA	513	472	9	8
EBITA margin (%)	15	14		
Ordinary net income	327	307	7	7
Diluted ordinary EPS (€)	1.06	1.02	4	4
Return on invested capital (%)	7	7		
IFRS figures				
Operating profit	432	407	6	
Profit for the year, attributable to equity holders of the parent	260	311	(16)	
Diluted EPS (€)	0.85	1.04	(18)	

Wolters Kluwer continued to make solid progress in the second year of its three-year strategic plan. This plan is focused on investing in the Company's leading positions to achieve sustainable long-term growth and achieving cost reductions by improving the efficiency and effectiveness of the organization.

The 2005 financial performance of Wolters Kluwer was characterized by the following:

- Organic revenue growth of 2.2%
- Increased investments in product development
- Continued implementation of the restructuring plans and shared service initiatives
- Selective strategic acquisitions in key growth areas
- Strong cash flow development

Revenues by division

in millions of euros (unless otherwise indicated)	2005	2004	% change	change
Health	656	623	5	4
CFS	496	437	13	6
TAL	621	596	4	4
LTRE	1,292	1,296	0	(1)
Education	309	309	0	0
Total	**3,374**	**3,261**	3	2

Revenues in 2005 amounted to €3,374 million, compared with €3,261 million in 2004, up 3%.

The net of acquisitions (mainly De Agostini Professionale and PCi) and divestments (mainly ten Hagen & Stam and Bohmann in 2004) impacted revenues positively by 1%.

Organic revenue growth (growth net of exchange rate effects, acquisitions, and divestments) was 2% in 2005, compared with 1% in 2004.

Strong organic growth was generated in Corporate & Financial Services (CFS) and Tax, Accounting & Legal (TAL), fueled by the successful expansion of software product suites, and at Health, driven by strong growth at the Professional & Education and Pharma Solutions units. The results of Legal, Tax & Regulatory Europe (LTRE) included solid performances in Italy, France, Central Europe, and Spain that were offset by the results of restructuring in the Netherlands, the United Kingdom and Belgium, which included €15 million of product pruning, largely in the Netherlands. Education faced difficult market conditions in several of the countries in which it operates. A strong performance at Wolters-Noordhoff in the Netherlands was offset by the declines in the United Kingdom, due to the anticipated curriculum changes in 2006, and Sweden, where government spending on distance learning fell below expectations.

Ordinary EBITA 2005

in millions of euros	Revenues	Ordinary EBITA	Ordinary EBITA margin %
Health	656	104	16
CFS	496	100	20
TAL	621	122	20
LTRE	1,292	193	15
Education	309	59	19
Corporate		(45)	
Total	**3,374**	**533**	16

Ordinary EBITA 2004

in millions of euros	Revenues	Ordinary EBITA	EBITA margin %
Health	623	103	17
CFS	437	82	19
TAL	596	138	23
LTRE	1,296	183	14
Education	309	52	17
Corporate		(42)	
Total	**3,261**	**516**	16

Ordinary EBITA in 2005 amounted to €533 million, compared to €516 million in 2004, up 3%. The comparison with 2004 is impacted by the change of the post-retirement medical plan in the United States that contributed €11 million to the 2004 results, particularly at TAL (€6 million). The ordinary EBITA margin was stable at 16%, as increased savings from restructuring were offset by increased investments in product development, sales and marketing, and centralization efforts (particularly in the North American Shared Services organization). Margin improvement was strongest at Education and LTRE as a result of the restructuring efforts, mainly in Belgium and the Netherlands. The margin at TAL, CFS, and Health was impacted by increased product development expenditures, increased sales and marketing expenditures, and investments in the Shared Services organization that became fully operational in 2005.

Financial income and expense

The income from investments is mainly related to the guaranteed dividend on the stake of 25.9% in Sdu Uitgevers bv.

Financing results of €(103) million (2004: €(97) million) have been impacted by the adoption of IAS 32 and 39 per January 1, 2005, that caused the expense to increase by €7 million. The 2004 figures have not been restated for the adoption of these standards.

Taxation

The effective tax rate in 2005 is 23%, up from 20% in 2004. This is mainly due to the tax-exempt gain that was generated in 2004 on the divestment of ten Hagen & Stam.

The effective tax rate on the ordinary income before tax [1] was 25%, compared to 28% in 2004. The effective tax rate decreased in 2005, due in part to the reduction of the effective tax rate in the Netherlands.

For 2006, the Company expects an effective tax rate of 26% on its ordinary income before tax.

Ordinary net income

Ordinary net income amounted to €327 million in 2005, compared to €307 million in 2004, an increase of 7%. Diluted ordinary EPS of €1.06 increased by 4%, compared to 2004 (diluted ordinary EPS of €1.02). The increase of the ordinary EPS was lower than the increase of ordinary net income, mainly as a result of the dilutive effect of the stock dividend. In constant currencies diluted ordinary EPS also increased by 4%.

[1] Ordinary income before tax is defined as ordinary EBITA plus financing results, income from investments and results from associates.

Return On Invested Capital (ROIC)

The Company strives to generate a ROIC that first meets and then exceeds the Weighted Average Cost of Capital (WACC) of approximately 8%. The ROIC in 2005 was 7% (2004: 7%).

Operating profit

Operating profit in 2005 of €432 million is up 6% compared to 2004. The exceptional restructuring expense in 2005 amounted to €20 million, compared to €44 million in 2004. Amortization of publishing rights increased to €81 million as a result of the recent acquisitions.

Operating profit at CFS benefited from strong organic revenue growth and acquisitions. Operating profit increased in Europe, due to cost savings and a lower exceptional restructuring expense of €8 million, compared to €30 million in 2004. Operating profit at TAL in 2004 included €6 million of the one-time FAS 106 gain of €11 million, and was furthermore impacted by increased investments in product development, sales and marketing, and shared services. Education benefited from the recent restructuring efforts and tight cost control.

Operating profit

in millions of euros (unless otherwise indicated)

	2005	2004	% change
Health	93	90	4
CFS	83	72	17
TAL	84	102	(18)
LTRE	158	132	20
Education	58	51	13
Corporate	(44)	(40)	10
Total	**432**	**407**	6

Profit for the year, attributable to equity holders of the parent

Profit for the year, attributable to equity holders of the parent amounted to €260 million in 2005 (diluted EPS €0.85), and is lower than in 2004 (€311 million, diluted EPS €1.04) mainly due to the lower result from divestments, which was €74 million in 2004 and €4 million in 2005. The 2004 result from divestments included the (tax-exempt) effect of the ten Hagen & Stam sale in the Netherlands.

Balance sheet

in millions of euros (unless otherwise indicated)

	2005	2004	Variance
Non-current assets	3,805	3,293	512
Working capital	(927)	(205)	(722)
Group equity	1,099	710	389
Net interest bearing debt	1,637	1,527	110
Net interest bearing debt to Group equity (ratio)	1.5	2.2	

Balance sheet

Non-current assets, mainly consisting of goodwill and publishing rights, increased in 2005 as a result of the increase of the year-end rate of the U.S. dollar compared to the euro at the end of 2005 (€/$= 1.18), compared to 2004 (€/$= 1.36), and the 2005 acquisitions. In 2005, Wolters Kluwer performed its annual impairment analysis of the goodwill (and publishing rights) on the basis of its Cash-Generating Units, as prescribed by IAS 36. The result of the test was that no impairment occurred in 2005 (in 2004: no impairment).

Group equity benefited from the profit for the year and the increase of the U.S. dollar compared to the euro at the end of the year.

The ratio of net interest bearing debt to group equity decreased from 2.2 in 2004 to 1.5 in 2005 as a result of the increase in equity.

Working capital

Operating working capital amounted to €(623) million, compared to €(515) million in 2004, a decrease of €(108) million. Operating accounts receivable, deferred income, and trade payables were all significantly impacted by the appreciation of the U.S. dollar compared to the euro at the end of 2005 compared to the end of 2004. Operating accounts receivable furthermore increased as a result of the recent acquisitions and the increase of sales which were generated in the latter part of the year. Deferred income increased due to acquisitions and increased receipts of subscription renewals.

Non-operating working capital increased to €(732) million, mainly reflecting the redemptions of the bonds that are due in the next calendar year.

Working capital

in millions of euros

	2005	2004	Variance
Inventories	130	134	(4)
Operating accounts receivable [1]	921	776	145
Deferred income	(957)	(805)	(152)
Trade and other payables	(411)	(318)	(93)
Operating current liabilities [2]	(306)	(302)	(4)
Operating working capital	(623)	(515)	(108)
Cash and cash equivalents	428	687	(259)
Non-operating current assets/liabilities (net) [3]	(732)	(377)	(355)
Working capital	**(927)**	**(205)**	**(722)**

[1] Operating accounts receivable consist of trade receivables, prepayments, and other receivables.

[2] Operating current liabilities consist of salaries and holiday allowances, royalties payable, other liabilities and accruals, and social security premiums and other taxes.

[3] Non-operating working capital includes receivables / payables of derivative instruments, the short-term part of the restructuring provision, acquisition payables, interest receivable / payable, and borrowings and bank overdrafts.

Cash flow

In 2005 Wolters Kluwer continued its efforts to improve the working capital performance of the group. These efforts resulted in a contribution of autonomous movements in working capital to cash flow from operations of €30 million on top of the improvement of €107 million (€149 million net of one-off pension payments of €42 million) that was realized in 2004.

The significant improvement of working capital in 2004 could not be repeated in 2005, and thus results in a negative variance when comparing the 2005 cash flow to the prior year.

Cash flow from operating activities of €429 million in 2005 was lower than in 2004, reflecting the working capital variance mentioned above and the increase of financing payments. Financing payments were impacted by the first coupon payment on the 2003-2014 bonds. The payments of reorganization provisions were mainly related to severance payments to former employees as a result of the ongoing implementation of the restructuring program.

Capital expenditures increased, mainly reflecting the investments in back office systems in Europe.

Free cash flow provides the funds to invest in the business for future growth, acquire companies, pay dividends to shareholders, pay down debt, and repurchase shares. In 2005, the free cash flow amounted to €351 million.

The cash conversion ratio[1], which measures the cash generating ability of the businesses, regardless of tax and financing obligations in 2005, again surpassed the 1.00 mark at 1.06 (2004: 1.26) as a result of the positive working capital development.

Cash flow

in millions of euros (unless otherwise indicated)	**2005**	2004	Variance
Cash flow from operations	654	726	(72)
Cash flow from operating activities	429	529	(100)
Free cash flow	351	456	(105)
Diluted free cash flow per share (€)	1.14	1.51	(0.37)
Cash conversion ratio (CAR)	1.06	1.26	

Restructuring

In October 2003, a restructuring program was initiated to reduce costs by improving the operational efficiency and effectiveness through staff reductions, real estate consolidation, and the implementation of shared service centers (mainly in the United States).

Restructuring

in millions of euros	**2005**	2004	2003	Total
Cost savings	100	70	29	199
Investments:				
▪ Exceptional	20	44	96	160
▪ Non-exceptional	42	25	–	67

The results of the restructuring program are ahead of the plan as communicated in October 2003.

Employment

FTEs per December 31	**2005**	2004	Variance
Health	2,168	2,179	(11)
CFS	2,932	2,726	206
TAL	3,876	3,838	38
LTRE	7,051	7,352	(301)
Education	1,292	1,330	(38)
Corporate	100	90	10
Total	**17,419**	**17,515**	**(96)**

[1] Cash conversion ratio (CAR) is defined as the cash flow from operations less net expenditure on fixed assets divided by ordinary EBITA.

FTEs decreased by 96, mainly reflecting the continued restructuring efforts, particularly in LTRE and Education, that were partly offset by CFS, mainly as a result of the 2005 acquisitions.

Organically, FTEs decreased by 358 mainly as a result of the restructuring efforts in LTRE (in the Netherlands, Belgium, and the United Kingdom).

Acquisitions and divestments

In 2005, Wolters Kluwer acquired 10 businesses for a total consideration of €363 million, including estimated deferred payments (e.g. earn-outs). This includes an amount of €3 million, relating to costs that are directly attributable to the acquisitions such as legal fees, broker costs, and audit fees. The main acquisitions are:

Acquisitions	Division	Date of Completion	Annualized revenues *in millions of euros*
Boucher Communications (Fort Washington, PA, USA)	Health	September 8	12
PCi Corporation (Boston, MA, USA)	CFS	January 31	18
Best Case (Evanston, IL, USA)	TAL	December 30	4
Nolis (Paris, France)	LTRE	April 22	7
De Agostini Professionale and UTET Professionale (Rome/Turin, Italy)	LTRE	May 25	70

Health acquired Boucher Communications Inc. (BCI), a medical publisher serving the optometry and ophthalmology markets.

The CFS division was strengthened by the acquisition of PCi Corporation, a leading provider of lending compliance management solutions to financial institutions in the United States.

TAL acquired Best Case Solutions, a provider of bankruptcy form preparation and filing software for law firms representing personal and corporate debtors.

LTRE was strengthened by the acquisitions of Nolis, De Agostini Professionale, and UTET Professionale. Nolis is a French online software solutions provider for the transport and logistics industry. De Agostini Professionale and UTET Professionale are Italian publishing companies in public administration and enjoy an excellent reputation in legal, tax, and business markets with well-established brands such as Leggi d'Italia and UTET. Wolters Kluwer also acquired the remaining shares (50.05%) of Cedam.

The 10 acquisitions contributed €72 million to revenues in 2005.

Cash payments on acquisitions amounted to €357 million, including deferred payments of acquisitions made in prior years and excluding deferred payments of acquisitions made in 2005.

In addition, Wolters Kluwer announced on August 29, 2005, its intention to acquire the Information Management unit of NDCHealth (Phoenix, AZ, USA) for $382 million (€324 million). NDC-IM has annual revenues of approximately $165 million (€140 million). This transaction was completed on January 6, 2006.

On January 4, 2006, Wolters Kluwer announced the intention to acquire ProVation Medical Inc. (Minneapolis, MN, USA). ProVation provides medical documentation, coding, and workflow solutions to hospitals and ambulatory surgery centers in the United States and has annual revenues of approximately $13 million (€11 million). This transaction was completed on January 23, 2006.

In 2005, Wolters Kluwer made no significant divestments. On January 23, 2006, the divestment of Segment (Beek, the Netherlands) was announced. The result on divestments of €4 million is mainly due to the receipt of the redemption of the loan granted to management of Bohmann (Vienna, Austria), that had partially been provided for at the time of the divestment in 2004.

IFRS transition

From 2005 onwards, Wolters Kluwer prepares its consolidated financial statements under IFRS, as endorsed by the European Union. Note 29 to the consolidated financial statements contains a reconciliation of the financial information as reported under Dutch GAAP to IFRS. Please note that Wolters Kluwer decided to also adopt two new standards, which were endorsed by the European Union in the fourth quarter of 2005. These standards relate to the immediate recognition of actuarial gains and losses of defined benefit pension plans outside profit or loss (IAS 19.93A) and the recognition of the convertible bond as a financial liability at fair value through profit or loss (IAS 39.9).

Risk Management and Internal Controls

General

The Executive Board is responsible for risk management and internal control within Wolters Kluwer. Wolters Kluwer has risk management and internal control systems in place. The purpose of these systems is to identify any significant risks to which the Company is exposed, to enable the effective management of these risks, to meet strategic and operational objectives, to ensure the reliability of the financial reporting, and to comply with relevant laws and regulations. The internal control systems are designed based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework. The COSO recommendations are aimed at providing a reasonable level of assurance. Consequently, these systems can never provide absolute assurance regarding the achievement of the Company's objectives or the reliability of the financial reporting, or entirely prevent material errors, losses, fraud, and violation of applicable laws and/or regulations.

Risk management and internal control systems

Mechanisms with respect to risk management and internal control at Wolters Kluwer include:

- A standard annual planning and reporting cycle, consisting of the annual Business Development Plan (three-year strategic plan) on a divisional and operational entity level, the annual budget, quarterly forecasts, and monthly financial reporting;
- Periodic business reviews are conducted, whereby the management of the operating companies and divisional management with the Executive Board discuss the progress against plan and actions to mitigate business risks;
- Specific policies on currency, interest, liquidity and credit risk approved by the Audit Committee;
- Standard financial and non-financial procedures and policies have been implemented. These include: the Letters of Representation that are signed quarterly by all divisional and operating company CEOs and CFOs as well as relevant Corporate staff members, Insider Trading Manual, Risk Manual, Company Values and Business Principles, Accounting Manual, Internal Audit Department Manual, Mergers & Acquisitions Manual, and Whistle-blower Policy;
- Internal audits are carried out by the Corporate Office frequently to ensure compliance with its policies and procedures and detect and address internal control issues;

- Wolters Kluwer has implemented an internal control dashboard including all recommendations and outstanding control issues arising from management reviews, internal audit, and external audit. The recommendations are actively followed-up on a quarterly basis.

In 2005, the Company continued to focus on establishing common Wolters Kluwer Internal Control Standards. The Company has built a Wolters Kluwer Internal Control Framework that enables the risk management and control process to be repeatable, integrated, and structured along COSO. In order to mitigate the financial reporting risks, the Company has identified approximately 100 key controls that have been designed to ensure that they adequately reflect the effects of the main business processes in the financial reporting. During 2005, the Company established and tested the existence of these key controls in the 10 main operating units. As needed, action plans have been developed and are being implemented to ensure that all main operating units have these key controls in place or take other risk-mitigating actions that yield a similar level of assurance. In 2006, the Company will complete this implementation process and will commence testing of the key controls on a periodic basis. Management will continue to monitor the outcome of the testing procedures and take action where necessary.

To secure the work done in all the operations, in the third quarter of 2005, the Company executed desk (quality) reviews followed by field audits by both the internal audit department and external advisors. Furthermore, the Company is implementing a software tool to monitor progress. The Audit Committee, the Supervisory Board, and the external auditor are closely involved in monitoring internal controls on financial reporting risks and findings are discussed with management on a regular basis.

As a consequence of the above, the Company identified some risks relating to the ICT environment which could impact the Company's financial reporting. Mitigating actions were implemented to reduce the associated exposures. The Company is of the opinion that it took the necessary steps in this respect to provide reasonable assurance that the financial reporting over 2005 will not contain material inaccuracies as a consequence of these identified risks.

As outlined in note 28 to the financial statements on page 120, the preparation of financial statements requires management to make judgements, estimates, and assumptions that have a material impact on the financial results. The Company has engaged professional staff, supported by external advisors, to assist it in making these decisions.

Statement on financial reporting risks

Based on the results of the approach to date, and after consulting the Audit Committee and Supervisory Board, the Executive Board of Wolters Kluwer is of the opinion that to the best of its knowledge, the risk management and control systems provide reasonable assurance that the financial reporting over 2005 does not contain any errors of material significance.

The Company continues to improve the risk management and control systems. In the coming years it will continue to give high priority to improving design and effectiveness, and further integrating the risk management and control systems in its daily operations.

Other risks

As an internationally active information business, Wolters Kluwer faces and manages various risks. In this paragraph an overview of certain important risks and steps to mitigate these risks are described.

Operational, strategic, legislative, and regulatory risks

Wolters Kluwer operates in a competitive environment. The means of delivering products, and the products themselves, may be subject to technological changes. Partly due to technological changes, new competitors may enter the markets in which Wolters Kluwer operates. Policy of local governments or other authorities, for example with respect to taxation, protection of intellectual property rights, or distribution of information, could affect the Company. Intellectual property rights could also be challenged or infringed by competitors. Furthermore, general economic conditions can be of influence.

The Company has taken various initiatives to permanently upgrade its ICT environment, such as outsourcing of its data centers, implementing new ERP systems, off-shoring of application maintenance and development, and the implementation of shared ICT centers. These initiatives continue also in 2006. New initiatives in this respect may also be taken in the future. While the Company implements risk-mitigating actions during the transition phase, these initiatives are inherently subject to execution risks. These actions include setting up project teams that are adequately resourced and careful planning and monitoring of the progress by senior management.

More specifically, the Company commenced a project to outsource and consolidate its data center operations in the United States that up until this time had been spread over more than 50 locations. The Company also continues to replace legacy ERP and financial systems in several businesses, both in the United States and in Europe. As a consequence of these activities, not all necessary internal controls were in place or have worked properly in 2005, and therefore the Company implemented additional controls to mitigate the associated risks.

The Company has acquired many businesses in the past, and it is expected it will acquire companies in the future as well. Risks with respect to the acquisition of companies can relate to the integration of the acquisitions, the achievement of all expected synergies, forecasts on which the Company relied at the time of the acquisition, and liabilities of which the Company was not aware at the time of acquisition. In addition, when the Company divests subsidiaries, it may be subject to liabilities arising out of such divestments.

To mitigate these risks, Wolters Kluwer has established a risk management system and internal controls, embedded in its business operations (reference is made to the risk management and control systems, described on page 47). The Company further mitigates risks by having a well-understood strategy in place and hiring the best management team available. The strategy is focused on serving professionals with information, software, and services to help them make critical decisions and improve their effectiveness. Wolters Kluwer provides products and services, largely on a subscription basis, which are crucial to these professionals.
This means that the Company serves relatively stable markets with a strong and constant need for up-to-date information and workflow software solutions and services, particularly in the rapidly evolving fields of regulation and compliance (tax, fiscal, financial services, legal, and human resources) learning (education) and health (medical).

Intellectual property rights (copyrights and patents) protect much of Wolters Kluwer's portfolio of information, software, and services. This portfolio is balanced in terms of markets and geography.

As part of its strategy, the Company is implementing a centralized technology governance and management model. As much as possible, use is made of shared content and delivery platforms and common back office systems. This enables the Company to build on economies of scale across the organization.

Financial risks

General

As is the case with most international businesses, the Company manages a variety of financial risks, including currency and interest rates, liquidity and credit risk.

Fluctuations in exchange and interest rates affect Wolters Kluwer's reported results. It is the Company's goal to mitigate the effects of exchange rate and interest rate movements on profit, equity, and cash flow. Whenever possible, the Company tries to establish this by creating natural hedges, i.e. income and expenses in the same currency, and by matching assets and liabilities. When natural hedges are not present, Wolters Kluwer strives to realize the same effect with the aid of financial instruments.

For this purpose, hedging ranges have been identified and strict policies and governance are in place covering the program, including authorization procedures. The Company only purchases or holds financial instruments with the aim to mitigate economic risks and most of these instruments qualify for hedge accounting as defined in IAS 39. For additional disclosure about financial risks, please refer to Note 19 of the Consolidated Financial Statements.

Currency risk

The main currency risks identified by Wolters Kluwer are transaction and translation risks.

The transaction risk exposure within individual Wolters Kluwer entities is considered to be limited. The prices that Wolters Kluwer charges its customers for products and services are mainly denominated in customers' local currencies. Given the nature of the business, almost all related costs are also incurred in those local currencies. Financial instruments to hedge transaction risks are not frequently used.

Translation risk, which is the currency risk arising from translating the statement of earnings and the balance sheet of foreign subsidiaries to our corporate reporting currency (the euro) for consolidation purposes, is partially hedged.

An instantaneous 1% decline of the U.S. dollar against the euro from their levels at December 31, 2005, with all other variables held constant, would have the following impact on the Company's financials:

Approximate impact of 1% decline of $ against €

in millions of euros	2005
Revenues	(17)
Operating income	(3)
Profit for the year	(2)
Shareholders' equity	(15)

In order to hedge its net investment [1] in the United States, the Company currently has U.S. dollar forward contracts outstanding for a total notional amount of €380 million ($448 million), which represents a U.S. dollar balance sheet cover of approximately 20% (2004: approximately 30%). This is within the limits of the policy as approved by the Audit Committee.

[1] Net investment is defined as the total investment in both equity and long-term receivables from the U.S. holding company.

Part of the interest charges have been swapped into U.S. dollar through the use of derivative financial instruments. Of the total interest expense, approximately 60% was payable in U.S. dollars, resulting currency fluctuations have been recognized in the income statement. Assuming the same 60% of total interest expense payable in U.S. dollars, the following sensitivity analysis can be made. An instantaneous 1% decline of the U.S. dollar against the euro from its exchange rate at December 31, 2005, with all other variables held constant, would result in a decrease of approximately €0.5 million of the financing costs.

Interest rate risk

The Company seeks to protect results and cash flow from interest rate movements, either by arranging fixed or variable rate funding, through the use of derivative instruments (interest rate swaps). Of the total interest portfolio (excluding cash and cash equivalents), approximately 25% was variable rate and 75% was fixed rate in line with the policy of 67-75% fixed and 33-25% variable interest rate debt (all percentages are calculated on principal amounts).

Assuming the same 25% variable and 75% fixed interest rate, the following sensitivity analysis can be made. An instantaneous increase of interest rates of 1% compared to the rates on December 31, 2005, with all other variables held constant, would have no significant impact on the financing results, as a result of the significant cash position of the Company as of December 31, 2005.

Liquidity risk

In order to reduce liquidity risk, Wolters Kluwer has established the following minimum requirements:

- Repayment of long-term debt should be spread evenly over time;
- Acquire funding at least one year in advance of all maturing long-term debt;
- Minimum headroom (sum of unused committed credit facilities, cash and cash equivalents) of €500 million.

As Wolters Kluwer has access to unused committed credit facilities of €750 million and has cash and cash equivalents of €428 million, the headroom was approximately €1.2 billion at year end 2005 and reduces the liquidity risk of the Company significantly. No property has been collateralized or in any other way secured under these contracts.

Credit risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. As of December 31, 2005, there are no customers with significant outstanding payments due Wolters Kluwer. It is Wolters Kluwer's policy to conclude financial transactions, where possible, under ISDA (International Swap Dealers Association) master agreements. Cash is invested and financial transactions are concluded only with financial institutions with strong credit ratings. Furthermore, credit limits per counterparty are in place. The Company does not enter into financial derivative instruments to protect against default of financial counterparties.

Corporate Governance

General

Corporate governance is an important subject for Wolters Kluwer. The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the Company. Important steps that have been taken in 2005 with respect to corporate governance include:

- At the shareholders meetings of April 14, 2005, and August 15, 2005, it was possible for all holders of (depositary receipts for) ordinary shares to vote by means of a proxy to a third-party or a voting instruction to the Trust Office, which resulted in a strong increase in the participation at those meetings. At both meetings the participation (not taking into account the votes that could be issued by the Trust Office at its own discretion) was approximately 30%.
- In line with the Dutch Corporate Governance Code, the Company's corporate governance was brought up for discussion at the Annual General Meeting of Shareholders of April 14, 2005.
- The Articles of Association have been amended to bring them in line with the Dutch Corporate Governance Code.
- The Executive Board has decided, with the approval of the Supervisory Board, to put forward a proposal to the Annual General Meeting of Shareholders that will be held on April 26, 2006, to terminate the issuance of depositary receipts by the Wolters Kluwer Trust Office.
- A further improvement of the internal risk management and control systems.

Wolters Kluwer now complies with all of the principles and Best Practice Provisions of the Dutch Corporate Governance Code (the Code), unless stipulated otherwise in this chapter. An outline of the broad corporate governance structure and an explanation of deviances from the Code will be given in this chapter.

Executive Board

The Executive Board is responsible for the strategy, policy, aims, and results of the Company. The members of the Executive Board are appointed by the General Meeting of Shareholders. The remuneration of the members of the Executive Board is determined by the Supervisory Board, based on advice of the Selection and Remuneration Committee of the Supervisory Board. In line with the Code, the remuneration policy and the Long-Term Incentive Plan (LTIP) for the Executive Board were adopted and approved by the Annual General Meeting of Shareholders in 2004.

Under the LTIP, Executive Board Members can earn depositary receipts for ordinary shares after a period of three years. Granting of the depositary receipts is subject to clear and objective three-year performance criteria established in advance. After earning the depositary receipts, the Executive Board Members will not be restricted from selling them for a period of five years or until the end of their employment, as recommended in the Code *(Best Practice Provision II.2.3)*. Wolters Kluwer sees no reason to require the Executive Board Members to hold their depositary receipts for five years, because under the plan, grants recur on an annual basis and as such the Executive Board Members will always have a strong incentive to safeguard the long-term interests of the Company. A five-year holding period will not add anything to this.

Because the Company is acting in a competitive international environment, it is of crucial importance to have enough flexibility with respect to remuneration and terms of employment when new Executive Board Members are appointed. The Company therefore does not commit to the Best Practice Provisions in the Code regarding appointment of Executive Board Members for a term of four years and the maximum remuneration in the event of involuntary dismissal *(Best Practice Provisions II.1.1 and II.2.7)*. In each case, the Company will honor existing contracts with current Executive Board Members.

Wolters Kluwer has a very strict Code of Conduct for Insider Trading. The Executive Board Members are only allowed to trade in Wolters Kluwer securities during four open periods of two weeks, after publication of the annual, half-year, and quarterly results. There also are restrictions for trading in securities of peer group companies. Under the Wolters Kluwer Code of Conduct for Insider Trading, Executive Board Members are not compelled, however, to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code *(Best Practice Provision II.2.6)*. In the industry in which Wolters Kluwer operates, Board Members in general do not receive sensitive information about other Dutch listed companies in the ordinary course of business. Therefore, the Supervisory Board and the Executive Board see no added value for the Company to monitor trading in securities of all Dutch listed companies by members of the Executive Board.

Supervisory Board

Wolters Kluwer has a two-tier board structure. The Executive Board Members are responsible for the day-to-day operations of the Company. The role of the Supervisory Board is to supervise the policies of the Executive Board and the general affairs of the Company and its affiliated companies, and to assist the Executive Board by providing advice.

The General Meeting of Shareholders appoints the members of the Supervisory Board. At present, all Supervisory Board Members are independent from the Company. The number of supervisory board memberships of all Supervisory Board Members is limited to such extent that the proper performance of their duties is assured. None of the Supervisory Board Members is a member of more than five supervisory boards of Dutch listed companies, with any chairmanships counting as two memberships. Wolters Kluwer considers it important that the Supervisory Board Members are well informed about the business and operations of the Company. Towards this end, operating managers, including divisional Chief Executive Officers, hold presentations on their businesses on a regular basis. In addition, the Company facilitates visits to operating companies and individual meetings with staff and line managers. The General Meeting of Shareholders shall determine the remuneration of the Supervisory Board Members. The remuneration shall not depend on the results of the Company. The Supervisory Board Members do not receive shares or stock options by way of remuneration, nor shall they be granted loans. They are bound by the same Code of Conduct for Insider Trading as the Executive Board members. They are not compelled to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code *(Best Practice Provision III.7.3)*, for the same reason as explained in the paragraph about the Executive Board. At present, none of the Supervisory Board Members own any securities in Wolters Kluwer.

Committees

As part of its responsibilities, the Audit Committee focuses on the operation of internal risk management and control systems, and on the role and functioning of the internal audit department and external auditors.
The Audit Committee consists of at least three people. At least one member of the Audit Committee is a financial expert.

The Supervisory Board also has installed a Selection and Remuneration Committee. Because appointments and remuneration are often closely related, the Supervisory Board sees no advantages in two separate committees. Installing two separate committees consisting of the same members would only increase the administrative burden. In line with the Code, the Chairman of the Supervisory Board will not be the Chairman of the Selection and Remuneration Committee. The Committee shall in any event be responsible for drafting policies associated with remuneration within the Company and for a proposal to the Supervisory Board regarding the specific remuneration of individual Executive Board Members. It also is responsible for drawing up selection criteria and appointment procedures for Supervisory Board Members and Executive Board Members.

Shareholders and the General Meeting of Shareholders

At least once a year, a General Meeting of Shareholders will be held.
The agenda of the Annual General Meeting of Shareholders shall in each case contain the report of the Executive Board, the adoption of the financial statements, the report of the Supervisory Board, and the proposal to distribute dividends or other distributions. Resolutions to release the members of the Executive Board and of the Supervisory Board from liability for their respective duties shall be voted on separately. Holders of (depositary receipts for) shares who alone or jointly represent at least half a percent (1/2%) of the issued capital of Wolters Kluwer or who represent a block of shares or depositary receipts at least worth €50 million, shall have the right to request that the Executive Board or Supervisory Board put items on the agenda of the General Meeting of Shareholders.

At the Euronext Amsterdam Stock Exchange, depositary receipts for ordinary shares (depositary receipts) are traded. The Wolters Kluwer Trust Office issues the depositary receipts and holds the underlying ordinary shares. The holders of depositary receipts can exchange their depositary receipts into ordinary shares under all circumstances and without limitations. Furthermore, depositary receipt holders will under all circumstances get the right to vote, and are entitled to give a proxy to third-parties or give a voting instruction to the Trust Office to vote on their behalf, regardless of the number of depositary receipts held by them. Therefore, the issuance of depositary receipts is not a measure against unfriendly takeovers.
The reason for the issuance of depositary receipts is to prevent a (chance)

minority of shareholders from controlling the decision-making process as a result of absenteeism at a General Meeting of Shareholders. All members of the Board of the Trust Office are independent from the Company. The Trust Conditions and Articles of Association of the Trust Office were changed in January 2005 to bring them in line with the Code. In accordance with the Code, a separate meeting of depositary receipt holders was held in February 2005.

The Executive Board has decided, with approval of the Supervisory Board, to put forward a proposal to the Annual General Meeting of Shareholders that will be held on April 26, 2006, to terminate the issuance of depositary receipts. Approval of this proposal will lead to conversion of depositary receipts into ordinary shares and subsequently the termination of the Trust Office. For the avoidance of doubt it is noted that the issuance of "American Depositary Receipts" is not linked to the issuance of depositary receipts of ordinary shares, as described above. The American depositary receipt Program will continue to exist.

For more information on the Trust Office, reference is made to the report of the Wolters Kluwer Trust Office (page 159 of this annual report).

Between Wolters Kluwer and the Wolters Kluwer Preference Shares Foundation an agreement has been concluded based on which the Foundation can take preference shares. This option on preference shares is at present the only measure Wolters Kluwer has left that could be considered as a potential protection against events that could threat the continuity, independence, or identity of the Company. The Foundation is entitled to exercise the option on the preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of the exercise. Exercise of the option on the preference shares by the Foundation gives the Executive Board and the Supervisory Board the possibility to determine their position with respect to, for example, a party making a bid on the shares of Wolters Kluwer and its plans, and enables them to study alternatives. All members of the Board of the Wolters Kluwer Preference Shares Foundation are independent from the Company.

Audit functions

The Executive Board is responsible for the quality and completeness of publicly disclosed financial reports. The Supervisory Board shall see to it that this responsibility is fulfilled. The external auditor is appointed by the General Meeting of Shareholders. Wolters Kluwer intends to have the auditor appointed by the General Meeting of Shareholders every four years, after a thorough assessment of the performance of the external auditor. This happened at the Annual General Meeting of Shareholders of April 14, 2005. In addition to this thorough assessment, the Executive Board and the Audit Committee shall report their dealings with the external auditor to the Supervisory Board on an annual basis. The Supervisory Board also has the discretion to put the appointment of the external auditor on the agenda of the General Meeting of Shareholders before the lapse of a four-year period, if so warranted. The external auditor may be questioned by the General Meeting of Shareholders in relation to his auditor's opinion on the financial statements. The external auditor shall, therefore, attend and be entitled to address the General Meeting of Shareholders. The Company has a policy on auditor independence in place, which has been published on the Company's website (www.wolterskluwer.com).

The internal auditor operates under the responsibility of the Executive Board. The external auditor and the Audit Committee are involved in drawing up the work schedule of the internal auditor. The findings of the internal auditor will be presented to the external auditor and the Audit Committee.

Legal structure

The ultimate parent company of the Wolters Kluwer Group is Wolters Kluwer nv. In 2002, Wolters Kluwer nv abolished the voluntary application of the structure regime *("structuurregeling")*. As a consequence, the structure regime became applicable to Wolters Kluwer Nederland bv, which is the parent company of the Dutch operating subsidiaries. Wolters Kluwer International Holding bv is the (in)direct parent company of the operating subsidiaries outside the Netherlands.

Amsterdam, February 28, 2006

Executive Board
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.M. Detailleur



of the Supervisory Board

Financial statements

The Executive Board has submitted the financial statements for the financial year 2005 to the Supervisory Board. The Supervisory Board also took note of the reports and the statements by KPMG Accountants nv (as referred to in Article 27, paragraph 3 of the Company's Articles of Association), which the Supervisory Board discussed with KPMG. Taking KPMG's reports into account, the members of the Supervisory Board signed the 2005 financial statements in the presence of the auditor. The Supervisory Board proposes to shareholders that they adopt these financial statements (see page 65 of this annual report) at the Annual General Meeting of Shareholders on April 26, 2006. Resolutions to release the Members of the Executive Board and of the Supervisory Board from liability for their respective duties will be voted on separately at the Annual General Meeting of Shareholders. In line with the dividend policy, it is proposed to distribute a dividend of €0.55 per share in cash, or at the option of holders of (depositary receipts for) ordinary shares, in stock. Stock payments will be determined on May 5, 2006, after close of trading. Upon approval by the Annual General Meeting of Shareholders, the payments will be made as from May 9, 2006.

Activities

The Supervisory Board held seven meetings in 2005. In addition, the Supervisory Board held three conference calls to discuss specific subjects. Three of the meetings started in the absence of the Executive Board. None of the Supervisory Board Members missed more than two meetings. One of the meetings was combined with a working visit to Wolters Kluwer Health operations in Philadelphia, where the CEO of the Health Division and the CEOs of the Professional & Education and Medical Research customer units gave presentations together with members of their teams. In accordance with the Dutch Corporate Governance Code, the functioning of the Supervisory Board and the Executive Board, and the performance of the individual members of both Boards were discussed in the absence of the Executive Board. The composition of the Supervisory Board, the Audit Committee, the Selection and Remuneration Committee, and the Executive Board were also discussed in the absence of the Executive Board.
In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the Chairman and other members of the Executive Board.

The Executive Board keeps the Supervisory Board closely informed about the execution of the three-year strategy and strategic issues in general. The Supervisory Board actively discussed these matters with the Executive Board in 2005. All divisional CEOs and some managers of operating companies have given one or more presentations to the Supervisory Board in 2005, in order to give the Supervisory Board insight into the strategic and operational issues facing the business. The Supervisory Board and Audit Committee also were informed about the general and financial risks of the business and the results of an assessment of internal risk management and control systems. (For more information on internal risk management and control systems, see page 47 of this report.) The Supervisory Board was kept informed about all acquisitions and divestments, and approved all acquisitions which represent more than 1% of Wolters Kluwer's revenues. In addition, the Supervisory Board was kept informed of long-term contracts of significant value. Other subjects discussed were the 2005 budget, annual and interim financial results and press releases, the dividend policy, the progress of the shared services project in North America, hedging, competitive developments, human resources, and branding. The Supervisory Board has discussed the future of the issuance of depositary receipts by the Wolters Kluwer Trust Office, and approved the proposal to the General Meeting of Shareholders that will be held on April 26, 2006, to change the articles of association in such a way that the issuance of depositary receipts for ordinary shares by the Wolters Kluwer Trust Office will be terminated. Approval of this proposal will lead to the conversion of depositary receipts into ordinary shares and subsequently the termination of the Trust Office.
Other steps to further enhance the corporate governance of Wolters Kluwer were discussed and supported by the Supervisory Board as well. (For more information about corporate governance, see page 52 of this annual report.)

As part of the introduction program and ongoing training of the Supervisory Board Members, individual Supervisory Board Members had meetings with corporate staff members and operational managers. Furthermore, an IFRS training was organized in 2005.

Audit Committee

The Audit Committee met on four occasions in 2005, during the preparation of the annual, half-year, and quarterly results. After the retirement of Mr. Westdijk from the Supervisory Board, Mr. Scheffers was appointed Chairman of the Audit Committee. The other members of the Audit Committee are Mr. De Ruiter and Mr. Baan. The Supervisory Board has appointed Mr. Forman as new member of the Audit Committee as of January 1, 2006.

The meetings of the Audit Committee were held in the presence of representatives of the Executive Board, the external auditor, and corporate staff members. In line with the Dutch Corporate Governance Code, the Audit Committee met once with the external auditors without members of the Executive Board being present. Among the main items discussed during the Audit Committee meetings were the financial results of the Company, the International Financial Reporting Standards, pensions, hedging, tax planning, the financing of the Company, and internal risk management and control systems. The Audit Committee has reviewed the proposed audit scope and approach, the audit fees, the independence of the external auditor, and the non-audit services provided by the external auditor.

Selection and Remuneration Committee

The Selection and Remuneration Committee met twice in 2005. The committee consists of Messrs. Pennings (Chairman), Baan, and De Ruiter. The committee discussed the remuneration policy for the Executive Board, including the base salary, the new conditional awards of performance shares under the Long-Term Incentive Plan, and the targets for the Short-Term Incentive Plan. Based on a proposal from the Selection and Remuneration Committee, the Supervisory Board decided to increase the fixed salary for the individual members of the Executive Board in 2005. Also based on a recommendation of the Selection and Remuneration Committee, the Supervisory Board proposed to the Annual General Meeting of Shareholders on April 14, 2005, to increase the remuneration of the Supervisory Board Members. This proposal was approved by the Shareholders. More information on the remuneration can be found on page 62 (Remuneration Report) and on page 65 (Financial Statements) of this annual report. The Committee actively searched for new members for the Supervisory Board in relation to the retirement of Messrs. Westdijk and Van Miert in 2005, resulting in the appointment of Messrs. Wakkie and Forman.

Composition

Mr. Westdijk retired after the Annual General Meeting of Shareholders in 2005 according to the rotation schedule, after serving as member of the Supervisory Board for three four-year terms. Mr. Van Miert resigned at the same time due to the increasing workload related to his other activities.

Members of the Supervisory Board are appointed by the General Meeting of Shareholders. At last year's meeting on April 14, 2005, Ms. Frost was reappointed as member of the Supervisory Board. At the same meeting, Mr. Wakkie was appointed as new Supervisory Board Member.

On August 15, 2005, Mr. Forman was appointed as new Supervisory Board Member at the Extraordinary General Meeting of Shareholders called for that purpose.

Mr. De Ruiter will retire after the Annual General Meeting of Shareholders on April 26, 2006, because he has served on the Supervisory Board for the maximum period of three four-year terms. In accordance with the Articles of Association, the Supervisory Board appoints, from its midst, a Chairman. The Supervisory Board has decided to appoint Mr. Baan as new Chairman of the Supervisory Board. According to the rotation schedule, Mr. Baan's current term expires in 2006. He is available for reappointment. The appointment of Mr. Baan as Chairman thus is subject to his reappointment as Supervisory Board Member by the Annual General Meeting of Shareholders that will be held on April 26, 2006. To fill the vacancy created due to the retirement of Mr. De Ruiter, the Supervisory Board proposes to the Annual General Meeting of Shareholders that will be held on April 26, 2006, to appoint Mr. S.B. James as new Supervisory Board Member.

For more information on each of the Supervisory Board Members in accordance with the Dutch Corporate Governance Code, see page 10 of this annual report. All members of the Supervisory Board are independent from the Company within the meaning of Best Practice Provision III.2.2 of the Dutch Corporate Governance Code.

We would like to take this opportunity to thank the Executive Board and all employees for their efforts in the past year.

Amsterdam, February 28, 2006

Supervisory Board Wolters Kluwer nv
H. de Ruiter, *Chairman*
J.V.H. Pennings, *Deputy Chairman*
A. Baan
L.P. Forman
A.J. Frost
H. Scheffers
P.N. Wakkie

Retirement of Mr. De Ruiter

In line with the rotation schedule and the Dutch Corporate Governance Code, Mr. De Ruiter is due to retire as Chairman and member of the Supervisory Board after the Annual General Meeting of Shareholders on April 26, 2006, because he has served three four-year terms on the Supervisory Board. Mr. De Ruiter became a member of the Supervisory Board in 1994 and was appointed Chairman of the Supervisory Board in 1998. We would like to thank Mr. De Ruiter for his dedication throughout the years. He has played an inspiring role within the Supervisory Board due to his high level of expertise and experience combined with his strong commitment. He has made an important contribution to the development and success of Wolters Kluwer.

Amsterdam, February 28, 2006

Supervisory Board
J.V.H. Pennings, *Deputy Chairman*
A. Baan
L.P. Forman
A.J. Frost
H. Scheffers
P.N. Wakkie

Executive Board
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.M. Detailleur

Remuneration Report

General

During the Annual General Meeting of Shareholders of April 21, 2004, the Remuneration Policy for members of the Executive Board for 2004 and subsequent years was adopted, and the Long-Term Incentive Plan approved. In accordance with the recommendations of the Dutch Corporate Governance Code, any material changes to Wolters Kluwer's Remuneration Policy for members of the Executive Board will be submitted to the Annual General Meeting of Shareholders for adoption. As there are no material changes to the Remuneration Policy in 2006, it will not be an agenda item at the Annual General Meeting of Shareholders that will be held on April 26, 2006.

The Supervisory Board, based on recommendations from its Selection and Remuneration Committee, determines remuneration of individual Executive Board Members.

Remuneration policy for the Executive Board

The Remuneration Policy planned by the Supervisory Board for 2006 and subsequent years is equal to the Remuneration Policy adopted at the Annual General Meeting of Shareholders on April 21, 2004. The goal for Executive Board remuneration is to align individual and Company performance, to strengthen long-term commitment to the Company, and to attract and retain the best executive management.

The remuneration of Executive Board Members is based on surveys and analysis by internationally recognized firms specializing in executive compensation. Because Wolters Kluwer is a global organization and its Executive Board represents diverse nationalities, remuneration is benchmarked against surveys from Dutch, other European, and U.S. companies.

Remuneration for the Executive Board consists of three elements: a base salary, a Short-Term Incentive Plan (STIP) based on which a cash bonus can be earned, and a Long-Term Incentive Plan (LTIP) based on which performance shares can be earned. The base salary is determined annually. Both the short-term and long-term incentives vary according to performance. Variable elements of the remuneration package make up the largest portion of the Executive Board's total compensation. This reflects the philosophy that all senior executive compensation is linked to shareholder value.

The STIP grants to the Executive Board Members a cash bonus if specific targets are met. STIP objectives are financial criteria determined to create value, such as revenue growth and free cash flow. The pay-out for performance on target will be 70% of the base salary. The maximum pay-out will be 90%, in case of overachievement by a predetermined percentage. The entire short term bonus depends on these quantitative, measurable targets. For 2006 (pay-out in 2007) the Supervisory Board has decided to base the STIP targets on free cash flow (50%), revenue growth (25%), and ordinary net income (25%).

Executive Board Members participate in pension schemes of their home countries, except in the Netherlands where an individually defined contribution plan is used. In France, additional pension insurance has been arranged on top of the local scheme. All current Executive Board members have (leaving aside retirement due to age) employment contracts for an indefinite period of time. Periods of notice vary between 30 and 90 days. The Company does not comply with the Best Practice Recommendations in the Dutch Corporate Governance Code regarding appointment for a limited term of four years and the maximum compensation in the event of involuntary dismissal (see the explanation in the chapter about corporate governance on page 52 of this report). Existing contracts with current Executive Board members will be honored.

Remuneration for the Executive Board in 2005

Fixed and variable compensation and other considerations for members of the Executive Board are shown in detail on page 120 of this annual report. In 2005, base salaries for Executive Board Members were increased by 4%.

The annual bonuses granted in 2005 for performance in 2004 were based on the achievement of free cash flow. The bonus for performance on target would have been 70% of the base salary; actual pay-out was 90% of base salary, paid out in March of 2005. The STIP bonus for performance in 2005 with pay-out in 2006 for members of the Executive Board was based on the achievement of targets with respect to free cash flow (50%), organic revenue growth (25%) and personnel costs as a percentage of revenues (25%), with a payout of 70% of base salary for performance on target and a maximum payout of 90% of base salary. The amount, payable in March 2006, will be 62.5% of base salary. Since this bonus is related to 2005 performance, this amount is included in the total remuneration for 2005 as shown on page 120 of this annual report.

Long-Term Incentive Plan for the Executive Board

At the Annual General Meeting of Shareholders on April 21, 2004, the implementation of the new LTIP for Executive Board Members was approved. The LTIP aligns the organization and its management with the strategic goals of the Company, thus rewarding the creation of shareholder value. The plan uses performance shares and at the beginning of a three-year period a conditional award of shares is established. The total number of shares that the Executive Board Members will actually receive at the end of the three-year performance period depends on the achievement of predetermined performance conditions.

Performance conditions for the Long-Term Incentive Plan

Rewards are based on the performance of Wolters Kluwer's Total Shareholder Return (TSR) in relation to a group of peer companies. TSR is calculated as the share price appreciation over a three-year period including dividend reinvestment. By using a three-year vesting period, based on TSR, there is a clear relation between remuneration and long-term value creation.

The peer group consists of the following companies: Arnoldo Mondadori, Dow Jones & Company, Emap, Grupo PRISA, John Wiley & Sons, Knight Ridder, Lagardère, McGraw-Hill, Pearson, Reed Elsevier, Reuters, T&F Informa, Thomson, United Business Media, and VNU. This peer group represents the media companies from the Morgan Stanley Capital Index (MSCI), the most widely used index by media analysts. The peer group has not changed since the introduction of LTIP in 2004, other than changes due to mergers or acquisitions that affected peer group companies.

The Executive Board can earn 0-150% of the number of conditionally awarded shares at the end of the three-year period depending on the improvement in Wolters Kluwer's TSR compared to the peer group. The plan for the first and second three-year period would pay out 100% of the number of conditionally awarded shares if TSR improved to a second quartile position for Wolters Kluwer (the fifth to eighth position). The conditional share awards for the Executive Board are determined by the comparable market information from Dutch, other European, and U.S. companies. The actual number of conditionally awarded shares over the period 2005-2007 can be found on page 120 of this report. The Company's external auditor or an independent expert appointed by the Supervisory Board will verify whether the performance conditions have been met.

Senior management remuneration

Senior management remuneration consists of a base salary, a STIP, and a LTIP. The senior management STIP is based on the achievement of specific objective targets that are linked to creating value for shareholders, such as revenue growth and cash flow. The LTIP targets of senior management are similar to those described for members of the Executive Board.

Amsterdam, February 28, 2006

Selection and Remuneration Committee
J.V.H. Pennings, *Chairman*
A. Baan
H. de Ruiter



Consolidated Income Statement

in millions of euros

		2005		2004
Revenues note 2		**3,374**		**3,261**
Cost of sales		1,234		1,243
Gross profit		**2,140**		**2,018**
Sales costs	611		532	
General and administrative costs				
▪ General and administrative operating expenses	996		970	
▪ Amortization of publishing rights and impairments note 5	81		65	
▪ Exceptional restructuring expense note 6	20		44	
Total operating expenses		1,708		1,611
Operating profit		**432**		**407**
Income from investments note 13		5		6
Financing results note 7		(103)		(97)
Results on disposals note 3		4		74
Share of profit of associates note 12		3		1
Profit before tax		**341**		**391**
Income tax expense note 8		(80)		(80)
Profit for the year		**261**		**311**
Attributable to				
▪ Equity holders of the parent		260		311
▪ Minority interests note 9		1		0
Profit for the year		261		311
Basic earnings per share (€) note 1		0.86		1.05
Diluted earnings per share (€)		0.85		1.04

Consolidated Balance Sheet

in millions of euros
as at December 31

	2005		2004	
Non-current assets				
Intangible assets note 10	3,450		2,812	
Property, plant and equipment note 11	205		208	
Investments in associates note 12	10		13	
Financial assets note 13	117		220	
Deferred tax assets note 14	23		40	
▫ Total non-current assets		3,805		3,293
Current assets				
Inventories note 15	130		134	
Trade and other receivables note 16	1,029		894	
Income tax receivable	48		14	
Cash and cash equivalents note 17	428		687	
▫ Total current assets	1,635		1,729	
Current liabilities				
Deferred income	957		805	
Trade and other payables	411		318	
Income tax payable	21		12	
Short-term provisions	44		51	
Borrowings and bank overdrafts note 19	719		353	
Other current liabilities note 18	410		395	
▫ Total current liabilities	2,562		1,934	
▫ Working capital		(927)		(205)
▫ **Capital employed**		**2,878**		**3,088**

	2005		2004	
Non-current liabilities				
Subordinated bonds	227		227	
Bonds	927		1,142	
Unsubordinated convertible bonds	–		422	
Perpetual cumulative subordinated bonds	225		225	
Other	57		77	
■ Total non-current liabilities note 19		1,436		2,093
Deferred tax liabilities note 14		80		35
Employee benefits note 20		250		217
Provisions note 21		13		33
Group equity				
Issued share capital	37		36	
Share premium reserve	90		91	
Other reserves	971		577	
Equity attributable to equity holders of the parent		1,098		704
Minority interests note 9		1		6
■ Total group equity note 22		1,099		710
■ **Total financing**		**2,878**		**3,088**

Consolidated Cash Flow Statement

in millions of euros

	2005		2004	
Operating profit	432		407	
Amortization and depreciation	172		168	
Exceptional restructuring expense	20		44	
Autonomous movements in working capital	30		107	
Cash flow from operations		**654**		**726**
Paid financing costs	(99)		(62)	
Paid corporate income tax	(83)		(83)	
Appropriation of restructuring provisions	(51)		(60)	
Share-based payments	12		11	
Other	(4)		(3)	
		(225)		(197)
Cash flow from operating activities		**429**		**529**
Net expenditure on fixed assets	(86)		(73)	
Net acquisition spending note 3	(357)		(56)	
Net receipts from disposal of activities note 3	13		(5)	
Dividends received	8		0	
Cash from derivatives	83		35	
Cash flow from investing activities		(339)		(99)
Cash flow surplus		**90**		**430**
Exercise share options	11		–	
Redemption loans	(356)		(65)	
New loans	9		–	
Movements in bank overdrafts	46		–	
Dividend payments	(69)		(81)	
Cash flow from financing activities		(359)		(146)
Net cash flow		**(269)**		**284**
Cash and cash equivalents as at January 1	687		404	
Exchange differences on cash and cash equivalents	10		(1)	
		697		403
Cash and cash equivalents as at December 31		**428**		**687**

Consolidated Statement of Recognized Income and Expense

in millions of euros

		2005		2004
Profit for the year		**261**		**311**
Foreign exchange translation differences	252		(187)	
Net gain/(loss) on hedge of net investments in foreign subsidiaries	(78)		40	
Actuarial gain/(loss) on employee benefits	3		(59)	
Taxation	(1)		17	
Net income recognized directly in equity		176		(189)
Total recognized income and expense for the year		**437**		**122**
Attributable to:				
▪ Equity holders of the parent	436		122	
▪ Minority interest	1		0	
		437		**122**
Effect of changes in accounting policy:				
▪ Equity holders of the parent	4		–	
▪ Minority interest	0		–	
		4		**–**

Notes
to the
Consolidated
Financial
Statements



Wolters Kluwer nv ('the Company') and its subsidiaries (together 'the Group') is a leading multinational publisher and information services company.
The Group's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors.
The Group maintains operations across Europe, North America, and Asia Pacific.
The Company is headquartered in Amsterdam, the Netherlands.
The Company's depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.
These financial statements were authorized for issue by the Executive Board and Supervisory Board on February 28, 2006.

Notes to the Consolidated Financial Statements

SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied by the Group entities to the financial information relating to 2005 and 2004, as presented in these consolidated financial statements and in preparing the opening IFRSs balance sheet at January 1, 2004 for the purpose of the transition to International Financial Reporting Standards (IFRSs).

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with IFRSs and its interpretations including International Accounting Standards (IASs) prevailing per December 31, 2005 as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. These are the Group's first consolidated financial statements under IFRSs and IFRS 1 has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 29.

CHANGES IN ACCOUNTING POLICIES IN 2005

The consolidated financial statements of the Company were prepared in conformity with the Dutch Civil Code, Book 2, Title 9 and Dutch Generally Accepted Accounting Principles (Dutch GAAP) up to and including 2004.
By means of regulation 1606/2000, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IAS and IFRSs as from January 1, 2005.
As the Group publishes comparative information for one year in its annual report, the transition date to IFRSs is January 1, 2004, and consequently the Group has restated its 2004 financials based on IFRSs, for comparison purposes only.

IFRS 1 includes an exemption for 2004 from the requirement to restate the financial information for IAS 32 and IAS 39 that contain specific accounting guidelines with regard to financial instruments. The Group has elected to apply this exemption and has therefore only applied these standards as of January 1, 2005.

Main changes

The main changes in accounting policies between IFRSs and Dutch GAAP for the Group, with a significant impact on the financial position or financial performance, are the following:

- IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable;
- IAS 12 requires recognition of a deferred tax liability on almost all differences between the carrying amount of an asset or liability in the balance sheet and its tax base. A deferred tax liability has therefore been recognized on publishing rights that are acquired as part of a business combination, if they do not have a corresponding tax base;
- IAS 39 requires all derivative financial instruments to be recognized at fair value, with all fair value changes impacting the income statement unless hedge accounting is applied;
- IAS 39 fair value option amendment: The Group opted to recognize its unsubordinated convertible bond loan at fair value through profit or loss instead of treating the convertible bond as a compound financial instrument and recognizing the debt component at amortized cost;
- In conformity with IAS 19.93A, the Group opted to recognize all actuarial gains and losses immediately in the period in which they occur outside profit or loss.

The latter two changes regarding the fair value option for the convertible bond loan and the immediate recognition of actuarial gains and losses outside profit or loss have been endorsed in the last quarter of 2005, hence they were not included in the Appendix to the 2004 Financial Statements.

We refer to note 29 of this annual report for further details on these changes in accounting policies.

BASIS OF PREPARATION

The consolidated financial statements are presented in millions of euros. They have been prepared under the historical cost convention except for financial assets and financial liabilities (including derivative financial instruments) that are recognized at their fair value.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expense. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 28.

BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Associates

Associates are all entities over which the Group has significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or loss is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are recognized using proportionate consolidation from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated in preparing the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in euros, which is the Company's functional and presentation currency.

Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Non-monetary assets and liabilities in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the transaction date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euros at foreign exchange rates prevailing at the dates the fair value was determined.

Financial statements of Group companies
The assets and liabilities of Group companies, including goodwill and fair value adjustments arising on consolidation, are translated to euro at foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of Group companies are translated to euro at the average exchange rate for the period. All resulting exchange differences are recognized as a separate component of equity.

Net investment in foreign operations
Net investment in foreign operations includes equity financing and long-term inter-company loans for which settlement is neither planned nor likely to occur in the foreseeable future. Exchange rate differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the currency translation reserve in shareholders' equity. When a foreign operation is disposed of, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.
The Group has elected to use the exemption under IFRS 1 in its transition for cumulative translation differences; the cumulative translation differences of all foreign operations are deemed to be zero at the date of transition to IFRSs (January 1, 2004).

Main exchange rates

to the euro	2005	2004
U.S. dollar (as at December 31)	1.18	1.36
U.S. dollar (average rate)	1.25	1.24
G.B. pound (as at December 31)	0.69	0.71
G.B. pound (average rate)	0.68	0.68

Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); (2) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or (3) hedges of a net investment in a foreign operation (net investment hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The ineffective part is recognized immediately in the income statement. If a hedging relationship is terminated and the derivative financial instrument is not sold, future changes in its fair value are recognized in the income statement.

The fair value of derivative financial instruments is classified as a non-current asset or liability if the remaining maturity of the derivative financial instrument is more than 12 months, and as a current asset or liability if the remaining maturity of the derivative financial instrument is less than 12 months after the balance sheet date.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective part of the hedging instrument is recognized in the income statement within financial expense. Changes in the fair value of the hedged item are also recognized in the income statement within financial expense.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used, is amortized to profit or loss over the period to maturity.

Cash flow hedge

The effective part of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective part is recognized immediately in the income statement within financial expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective part of derivate financial instruments is recognized in the income statement within the line where the result from the hedged transaction is recognized.

When a hedging instrument matures or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the hedged transaction is ultimately recognized in the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge
Fair value changes of derivative financial instruments that are used to hedge the net investment in foreign operations, that are determined to be an effective hedge, are recognized directly in shareholders' equity in the translation reserve. The ineffective part is recognized immediately in the income statement within financial expense.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting
Certain derivatives do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement within financial expense.

Business combinations

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events ('earn outs'), the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Initially the fair values are determined provisionally, and will be subject to change based on the outcome of the purchase price allocation which takes place within 12 months of the acquisition date.

Intangible assets

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate and joint venture at the date of acquisition. Goodwill recognized for acquisitions represents a payment made by the Group in anticipation of the future economic benefits from assets that are not capable of being individually identified and separately recognized. These future economic benefits relate to, for example, opportunities with regard to cross selling, or cost efficiencies such as sharing of infrastructure.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is carried at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity that is sold.

Goodwill acquired in a business combination is not amortized. Instead, the goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is allocated to Cash-Generating Units for the purpose of impairment testing. The allocation is made to those Cash-Generating Units that are expected to benefit from the business combination in which the goodwill arose.

In respect of acquisitions prior to January 1, 2004, goodwill is included on the basis of its deemed cost, which represents the net book value recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to January 1, 2004, has not been reconsidered in preparing the Group's opening IFRSs balance sheet at January 1, 2004.

Publishing rights and other intangible assets

The Group recognizes intangible assets acquired through business combinations ('publishing rights') as well as other intangible assets. Publishing rights acquired through business combinations consist of:

- Customer relationships: subscriber accounts, other customer relationships
- Technology: databases, software, product technology
- Trade marks and titles: trade marks, imprints, product titles, copyrights
- Other: license agreements, non-compete covenants.

These intangible assets are recognized at fair value applying one of the following methods:

- *Relief from royalty approach*
  This approach assumes that if the publishing right was not owned, it would be acquired through a royalty agreement. The value of actually owning the asset equals the benefits from not having to pay royalty fees.
- *Multi-period excess earnings method*
  Under this approach, cash flows associated with the specific publishing right are determined. Contributory charges of other assets that are being used to generate the cash flows are deducted from these cash flows. The net cash flows are discounted to arrive at the value of the asset.
- *Cost method*
  The cost method reflects the accumulated costs that would currently be required to replace the asset.

Publishing rights are stated at cost less accumulated amortization and any impairment losses, and are amortized over their estimated useful economic life. The useful life of the publishing rights is deemed finite, reflecting management's assessment of the life of the assets, usually supported by outside valuation experts, and taking into account the impact of technological change and changes in the market place. If and to the extent that publishing rights are considered to be impaired in value, this is immediately charged to the income statement as impairment.

Other intangible assets mainly relate to computer software that is valued at cost less accumulated amortization and any impairment losses. Capitalized software is amortized using the straight-line method over the economic life of the software. If and to the extent that other intangible assets are considered to be impaired in value, this is immediately charged to the income statement.

No intangible asset arising from research (or from the research phase of an internal project) is recognized. Expenditure on research (or from the research phase of an internal project) is recognized as an expense when it is incurred. An intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, and comply with various other requirements as defined in IAS 38.

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

The estimated useful lives for publishing rights and other intangible assets are as follows:

Publishing rights	5 - 20 years
Other intangible assets	3 - 5 years

Impairment

The carrying amounts of the Group's assets other than inventories and deferred taxes are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. Irrespective of whether there is any indication of impairment, the Group also (1) tests an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount; and (2) tests goodwill acquired in a business combination for impairment annually.

An impairment loss is recognized whenever the carrying amount of an asset or its Cash-Generating Unit exceeds its recoverable amount. Impairment losses are recognized in the income statement immediately. The recoverable amount of an asset or its Cash-Generating Unit is the greater of its net selling price and value in use.

Property, plant and equipment

Property, plant and equipment, consisting of land and buildings, machinery and equipment and other assets such as office equipment and vehicles is valued at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives are as follows:

Buildings	20 - 30 years
Machinery and equipment	5 - 10 years
Other	3 - 10 years

Land is not depreciated.

Leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the Group's benefit.

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset.

Finance leases are recognized as assets and liabilities in the balance sheet at the fair value of the leased asset, or, if lower, the present value of the minimum lease payments.

The depreciation policy for these leased assets is consistent with that of depreciable assets that are owned.

Financial assets

Financial assets are recorded initially at fair value. Subsequent measurement depends on the designation of the financial assets.
Financial assets include investments, receivables and derivative financial instruments.

Investments
All equity investments that are not subsidiaries, joint ventures or associates are classified as investments. Investments available-for-sale are valued at their fair value. When the fair value cannot be reliably determined, the investment is carried at cost. Income is based on the dividend received from the investments.

Receivables
Loans to third parties are measured at amortized cost, if held-to-maturity. Subsidies are recognized at fair value.

Derivate financial instruments
Derivative financial instruments are recognized at fair value in the balance sheet as a financial asset if the remaining maturity is more than 12 months after the balance sheet date.

Inventories

Inventories are valued at the lower of cost and net realizable value.
The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using the first-in-first-out principle.
The cost price of internally produced goods comprises the manufacturing and publishing cost. Trade goods purchased from third parties are valued at the purchase price.
Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.

Trade and other receivables

Trade and other receivables are initially carried at their fair value and subsequently measured at cost less any impairment.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts are shown within 'borrowings and bank overdrafts' in current liabilities.

Deferred income

Deferred income represents the part of the amount invoiced to customers, that has not yet met the criteria for revenue recognition and thus still has to be earned as revenues, by means of the delivery of goods and services in the future. Deferred income is recognized at its nominal value.

Trade and other payables

Trade and other payables are stated at cost.

Interest-bearing debt

Financial liabilities, such as bond loans and other loans from credit institutions are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing debt is stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

The Group opted to recognize the unsubordinated convertible bonds

2001-2006 as a financial liability at fair value through profit or loss. Fair value changes during the year, which are derived from market quotations, are recognized in financial expenses.

Taxation

Income tax on the result for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized outside profit or loss, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

The Group recognizes deferred tax liabilities for temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. The effect of changes in tax rates on the deferred taxation is taken to the income statement if and to the extent that this provision was originally formed as a charge to the income statement.
A deferred tax asset is recognized for a temporary difference and for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets are presented within financial assets.

No deferred tax liability is recognized on goodwill not deductible for tax purposes. Furthermore, no deferred tax asset or liability is recognized in respect of temporary differences associated with investments in subsidiaries, associates and joint ventures where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Shareholders' equity

When share capital recognized as equity is repurchased ('treasury shares'), the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. The Company repurchases shares in stock to cover the dilutive effect of stock options and the equity-settled share-based payment (the Group's Long-Term Incentive Plan).

Dividends are recognized as a liability upon being declared.

Minority interests

Minority interests are the portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the Group.

Employee benefits

The Company has arranged pension schemes in various countries for most of its employees in accordance with the legal requirements, customs and the local situation of the countries involved. These pension schemes are partly managed by the Group itself and partly entrusted to external entities, such as industry pension funds, company pension funds and insurance companies. In addition, the Group also provides certain employees with other benefits upon retirement. These benefits include contributions towards medical health plans in the United States, where the employer refunds part of the insurance premium for retirees, or, in the case of uninsured schemes, bears the medical expenses while deducting the participants' contributions.

Defined contribution plans
The pension contribution of defined contribution plans is recognized as an expense in the income statement as it is incurred.

Defined benefit plans
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted. The discount rate is the yield rate at the balance sheet date on bonds that have maturity dates approximating to the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

All actuarial gains and losses as at January 1, 2004, the date of the transition to IFRSs, were recognized. In respect of actuarial gains and losses that arise subsequent to January 1, 2004, in calculating the Group's obligation in respect of a plan, the Group has opted to recognize all actuarial gains and losses outside profit or loss, immediately in the period in which they occur.

Gains or losses on curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. The gain or loss comprises any resulting change in the present value of the defined benefit obligations and in the fair value of the plan assets, and any past service cost that had not previously been recognized. A curtailment occurs when the Group is demonstrably committed to make a material reduction in the number of employees either as a result of a disposal or restructuring.

Where the calculations result in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or in reductions in future contributions to the plan.

Long-term service benefits

The Group's net obligation in respect of long-term service benefits, such as jubilee benefits, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted.

Provisions

A provision is recognized when (1) the Group has a present legal or constructive obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) the amount of the obligation can be reliably estimated.

Restructuring

The provision for restructuring relates to provisions for integration of activities and other substantial changes of the organizational structure and onerous contracts.

A provision for restructuring is recognized only when the aforementioned general recognition criteria are met. A constructive obligation to restructure arises only when the Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

The short-term commitments relating to expected spending due within one year are presented under other current liabilities.

PRINCIPLES FOR THE DETERMINATION OF RESULTS

Revenue recognition

Revenues represent the revenues billed to third parties net of value-added tax and discounts. Shipping and handling fees billed to customers are included in revenues. Subscription income received or receivable in advance of the delivery of services or publications is included in deferred income.

If the Group acts as an agent, whereby the Group sells goods or services on behalf of a principal, the Group recognizes as revenues the amount of the commission.

Goods

Revenue from the sale of goods is recognized upon shipment and transfer of the significant risks and rewards of ownership to the customer, provided that the ultimate collectibility and final acceptance by the customer is reasonably assured. Revenue from the sale of goods is recognized net of estimated returns for which the Group has recognized a liability based on previous experience and other relevant factors.

If returns on a product category exceed a threshold, it is assumed that the transfer of the ownership of the product has only occurred upon receipt of the payment from the customer.

Services

Revenue from the sale of services is recognized on a straight-line basis over the specified period, unless there is evidence that some other method better represents the stage of completion of the service at the balance sheet date.

Combination of goods and services

Revenues of products that consist of a combination of goods and services are recognized based on the fair value and the recognition policy of the individual components.

Cost of sales

Cost of sales comprises the directly attributable costs of goods and services sold and delivered. These costs include such items as the costs of raw materials, subcontracted work, other external expenses and salaries, wages and social charges for personnel to the extent that these costs are directly related to the goods and services sold and delivered.

Royalties owed to professional societies relating to contract publishing are included in cost of sales.

General and administrative operating expense

General and administrative operating expense include costs which are neither directly attributable to cost of sales nor to sales and marketing activities. This would include costs such as product development, ICT and general overhead.

Exceptional restructuring expense

Exceptional items are defined as items arising from circumstances or transactions that, given their size or nature, are clearly distinct from the ordinary activities of the Group. As a result of the strategic update as announced on

October 30, 2003, a restructuring program has been initiated. Costs of this restructuring program are presented as exceptional restructuring expense.
Restructuring costs of acquisitions are also recognized as an exceptional restructuring expense.

Share-based payments

The Group's Long-Term Incentive Plan qualifies as an equity-settled share-based payments transaction. The fair value of shares granted is recognized as an expense with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the employees become unconditionally entitled to the shares. The fair value of the shares is measured using a Monte Carlo simulation model, taking into account the terms and conditions upon which the shares were granted. The amount recognized as an expense is adjusted to reflect the actual forfeitures due to participants' resignation before the vesting date.

Financing results

Financing results comprise interest payable on borrowings and interest receivable calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in financial expense.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

PRINCIPLES UNDERLYING THE CASH FLOW STATEMENT

Cash flow from operating activities

Cash flow from operating activities is calculated by the indirect method, by adjusting the consolidated operating income for exceptional items and expenses that are not cash flows (such as amortization and depreciation), and for movements in consolidated working capital. Cash payments to employees and suppliers are all recognized as cash flow from operating activities. Operating cash flows also include the costs of financing of operating activities, income taxes paid on all activities and spending on reorganization and acquisition provisions.

Cash flow from investing activities

Cash flow from investing activities are those arising from investments in fixed assets, from the acquisition and sale of subsidiaries and business activities. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.
Cash receipts and payments from derivative financial instruments are classified in the same manner as the cash flows of the hedged items. The Group has primarily used derivatives for the purpose of hedging its net investments in the United States. As a result, cash receipts from derivatives are classified under cash flow from investing activities.

Cash flow from financing activities

The cash flow from financing activities comprises the cash receipts and payments from issue and repayments of equity, from dividend and from debt instruments. Cash flows from short-term financing are also included. Movements in share capital due to stock dividend are not classified as cash flows.

Unless otherwise indicated,
the figures in these financial statements are in millions of euros. (All applicable comparative figures for 2004 are restated for IFRSs).

Notes

Benchmark Figures

note 1

Benchmark Figures	2005	2004	Change in constant currencies (%)
Revenues	3,374	3,261	3
Ordinary EBITA	533	516	3
Ordinary EBITA margin (%)	15.8	15.8	
Ordinary net income	327	307	7
Free cash flow [1]	351	456	
Cash conversion ratio (CAR) [2]	1.06	1.26	
Return On Invested Capital (ROIC) (%)	6.9	6.8	
Net (interest-bearing) debt [3]	1,637	1,527	
Guarantee equity [4]	1,551	1,162	
Shareholders' equity to total assets (ratio)	0.20	0.14	
Guarantee equity to total assets (ratio)	0.29	0.23	
Diluted ordinary EPS (€)	1.06	1.02	4
Diluted free cash flow per share (€)	1.14	1.51	

[1] Free cash flow is defined as the cash flow available for payments of dividend to shareholders, acquisitions, down payments of debt and repurchasing of shares.

[2] Cash conversion ratio (CAR) is defined as the cash flow from operations less net expenditure on fixed assets divided by ordinary EBITA.

[3] Net (interest-bearing) debt (see note 19) is defined as the sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents and value of related derivative financial instruments.

[4] Guarantee equity is defined as the sum of subordinated bonds, perpetual cumulative subordinated bonds and group equity.

Reconciliation between operating profit, EBITA and ordinary EBITA	2005	2004
Operating profit	432	407
Amortization of publishing rights and impairments	81	65
EBITA	513	472
Exceptional restructuring expense	20	44
Ordinary EBITA	**533**	**516**

Return On Invested Capital (ROIC)	2005	2004
Ordinary EBITA	533	516
Allocated tax	(134)	(147)
Net Operating Profit after Allocated Tax (NOPAT)	**399**	**369**
Average invested capital	5,756	5,463
ROIC (NOPAT/Average invested capital) (%)	6.9	6.8

Reconciliation between profit for the year and ordinary net income	2005	2004
Profit for the year, attributable to equity holders of the parent (A)	260	311
Amortization of publishing rights and impairments	81	65
Tax on amortization	(29)	(25)
Results on disposals (after taxation)	2	(73)
Exceptional restructuring expense (after taxation)	13	29
Ordinary net income (B)	**327**	**307**

Reconciliation between cash flow from operations and free cash flow	2005	2004
Cash flow from operating activities	429	529
Net expenditure on property, plant and equipment	(86)	(73)
Dividends received	8	–
Free cash flow (C)	**351**	**456**

Reconciliation between number of shares and weighted average number of shares

in millions of shares	**2005**	2004
Issued ordinary shares at January 1	297.7	292.1
Effect of stock dividend	4.7	3.5
Weighted average number of shares (D)	**302.4**	**295.6**

Reconciliation between weighted average number of shares and diluted weighted average number of shares

in millions of shares	**2005**	2004
Weighted average number of shares (D)	302.4	295.6
Long-term Incentive Plan (LTIP)	2.8	1.5
Unsubordinated convertible bonds	13.6	15.6
Share options	0.4	0.6
Repurchased shares	(2.6)	(3.2)
Diluted weighted average number of shares (E) [1]	**316.6**	**310.1**

[1] Share options that are not in the money and related interest are excluded from the diluted earnings per share calculation.

Per share information	**2005**	2004
Correction to income of unsubordinated convertible bonds (net of taxes) on assumed conversion (F) (€ million)	9.9	11.2
Ordinary EPS (B/D) (€)	1.08	1.04
Diluted ordinary EPS (minimum of ordinary EPS and [(B+F)/E]) (€)	1.06	1.02
Basic EPS [2] (A/D) (€)	0.86	1.05
Diluted EPS (minimum of basic EPS and [(A+F)/E]) (€)	0.85	1.04
Free cash flow per share (C/D) (€)	1.16	1.54
Diluted free cash flow per share (minimum of free cash flow per share and [(C+F)/E])(€)	1.14	1.51

[2] Basic EPS is defined as the profit or loss attributable to ordinary shareholders of the parent (the numerator) divided by the weighted average number of ordinary shares outstanding (the denominator) during the period.

Segment Reporting by Division	Health 2005	Health 2004	CFS 2005	CFS 2004	TAL 2005	TAL 2004
Revenues third parties	656	623	496	437	621	596
Cost of revenues	306	294	136	134	205	170
Gross profit	350	329	360	303	416	426
Sales costs	113	101	81	68	139	114
General and administrative costs						
▪ General and administrative operating expenses	133	125	179	153	155	174
▪ Amortization of publishing rights and impairments	9	9	11	4	33	33
▪ Exceptional restructuring expense	2	4	6	6	5	3
▫ Total operating expenses	257	239	277	231	332	324
Operating profit	93	90	83	72	84	102
Amortization of publishing rights and impairments	9	9	11	4	33	33
Exceptional restructuring expense	2	4	6	6	5	3
▫ **Ordinary EBITA**	**104**	**103**	**100**	**82**	**122**	**138**
Capital employed at December 31 [1]	558	555	680	546	723	651
Cash flow from operations	97	155	130	117	153	189
Depreciation and amortization other intangible assets	14	17	16	16	18	20
CAPEX	11	9	12	15	11	12
Ultimo number of FTEs	2,168	2,179	2,932	2,726	3,876	3,838

[1] Capital employed at December 31, 2004 has been restated.

The Group provides segment information in two formats. The primary segment reporting format is per division, based on the Group's management and internal reporting structure.

Internal deliveries between the divisions are conducted on an at arm's length basis with terms comparable to transactions with third parties. These revenues are limited and therefore not reported separately, but have been eliminated.

The secondary segment reporting format is geographically. Given the alignment of the divisions with the geographical segments (Health, CFS and TAL are mainly based in North America, LTRE and Education in Europe), the information of total book value of capital employed and capital expenditures (CAPEX) has not been presented separately as it can largely be derived from the primary segment reporting per division. The Asia Pacific region, which forms a relatively small part of the Group's operations, is primarily included in the Tax, Accounting & Legal division.

LTRE 2005	LTRE 2004	Education 2005	Education 2004	Corporate 2005	Corporate 2004	Total 2005	Total 2004
1,292	1,296	309	309	–	–	3,374	3,261
459	511	128	134	–	–	1,234	1,243
833	785	181	175	–	–	2,140	2,018
242	215	36	34	–	–	611	532
398	387	86	89	45	42	996	970
27	21	–	–	1	(2)	81	65
8	30	1	1	(2)	–	20	44
675	653	123	124	44	40	1,708	1,611
158	132	58	51	(44)	(40)	432	407
27	21	–	–	1	(2)	81	65
8	30	1	1	(2)	–	20	44
193	**183**	**59**	**52**	**(45)**	**(42)**	**533**	**516**
846	653	118	112	(47)	571	2,878	3,088
250	230	70	79	(46)	(44)	654	726
34	41	8	8	1	1	91	103
44	30	7	7	1	2	86	75
7,051	7,352	1,292	1,330	100	90	17,419	17,515

Geographical segments	2005	2004
Revenues were generated in the following regions:		
▪ Europe	1,746	1,711
▪ North America	1,472	1,419
▪ Asia Pacific	128	108
▪ Rest of the world	28	23
Total	**3,374**	**3,261**

Acquisitions and Disposals

Acquisitions			2005	2004
	Carrying amount	Fair value adjustments	Recognized values	
Non-current assets	4	140	144	3
Current assets	62	–	62	1
Current liabilities	(65)	–	(65)	(11)
Non-current liabilities	–	–	–	12
Provisions	(1)	–	(1)	–
Deferred tax	8	(34)	(26)	1
Minority interests	–	–	–	(4)
▫ Net identifiable assets and liabilities	8	106	114	2
Goodwill on acquisitions			249	40
▫ Consideration			363	42
The cash effect of the acquisitions is:				
▪ Consideration (payable)/receivable			(363)	(42)
▪ Cash acquired			11	1
▪ Cash from (payables)/receivables			(5)	(15)
▫ **Net acquisition spending**			**(357)**	**(56)**

Disposals	2005	2004
Non-current assets	–	34
Current assets	–	23
Current liabilities	–	(42)
Provisions	–	(4)
▫ Net identifiable assets and liabilities	0	11
Result on disposals	4	74
▫ Consideration	4	85
The cash effect of the disposals is:		
▪ Consideration (payable)/receivable	4	85
▪ Cash disposed of	–	(12)
▪ Other assets obtained	8	(78)
▪ Cash from (payables)/receivables	1	-
▫ **Net receipts from disposals**	**13**	**(5)**

Since the acquisition date, these acquisitions have contributed €72 million to revenues, €10 million to operating profit and €18 million to ordinary EBITA. If the acquisitions had all been executed on January 1, 2005, full year 2005 revenues for the Group would have been €3,415 million, 2005 operating profit €437 million and ordinary EBITA €539 million.

The fair values of the acquirees' identifiable assets and liabilities of some acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation in 2006, which will be completed within 12 months from the acquisition date.

The Group realized the results from disposals in 2004 mainly from the ten Hagen & Stam transaction, the Netherlands.

Acquisitions completed

PCi Corporation (Boston, MA, USA)
On January 31, 2005, the Group acquired 100% of the share capital of PCi Corporation. PCi is a provider of lending compliance management solutions and became a part of CFS. PCi has annual revenues of €18 million and has approximately 120 employees.

Nolis (Paris, France)
On April 22, 2005, the Group acquired 100% of the share capital of Nolis S.A. Nolis is a French online software provider for the transport and logistics industry and became a part of LTRE. Nolis has annual revenues of €7 million and has 30 employees.

De Agostini Professionale (Rome, Italy) and UTET Professionale (Turin, Italy)
On May 25, 2005, the Group acquired 100% of the shares of De Agostini Professionale S.p.A. and 100% of the shares of UTET Professionale S.r.L. De Agostini Professionale and UTET Professionale are leading publishing companies in the Italian legal, tax and business markets with total revenues of approximately €70 million and approximately 160 employees. They are part of LTRE.

EON (Bucharest, Romania)
On June 9, 2005, the Group acquired 80% of the shares of EON Programming SA and the remaining 20% of the shares on December 29, 2005. EON is a Romanian legal electronic publisher for professionals in corporations and governments, with annual revenues of approximately €1 million and has approximately 30 employees. EON is part of LTRE.

AmeriSearch (Sacramento, CA, USA)
On July 6, 2005, the Group acquired the assets of AmeriSearch Inc. AmeriSearch became a part of CFS. AmeriSearch has annual revenues of approximately €3 million and has approximately 20 employees.

Rosetti (Bucharest, Romania)
On August 24, 2005, the Group acquired 100% of the shares of Editura Rosetti srl, a legal publisher in Romania. Rosetti, with approximately 17 employees and annual revenues of approximately €0.4 million, is a legal and tax publisher for professionals in organizations, governments and public administrations and is part of LTRE.

Boucher Communications (Fort Washington, PA, USA)
On September 8, 2005, the Group acquired the total assets of Boucher Communications Inc. (BCI). BCI's assets became a part of Health.
BCI focuses on serving the vision care market. BCI has annual revenues of approximately €12 million and has approximately 48 employees.

Entyre (Ann Arbor, MI, USA)
On October 4, 2005, the Group acquired the assets of Entyre, a part of MacBeedon Mortgage Systems LLC.
Entyre is a provider of web-based compliance solutions to the mortgage lending industry. Entyre has annual revenues of approximately €1 million and has approximately 19 employees. It is part of CFS.

Tripoint (Chicago, IL, USA)
On October 6, 2005, the Group acquired 100% of the shares of Tripoint Systems Development Corporation. Tripoint, a software development company specializing in legal industry electronic invoicing and matter management systems, is part of CFS. Tripoint has annual revenues of approximately €3 million and has approximately 43 employees.

Best Case (Evanston, IL, USA)
On December 30, 2005, the Group acquired the assets of Best Case Solutions, Inc. and the company's market-leading Best Case Bankruptcy software and services. Best Case Solutions has annual revenues of approximately €4 million and approximately 16 employees and will become part of TAL.

CEDAM (Padova, Italy)
On December 28, 2005, the Group acquired the remaining 50.05% of the shares of CEDAM S.p.a. CEDAM was already recognized as a consolidated subsidiary. This acquisition has no impact on consolidated revenues and operating income. CEDAM is part of LTRE.

Personnel Expenses

note 4

Personnel Costs	2005	2004
Salaries and wages	932	902
Social security charges	143	148
Costs of defined contribution plans	20	19
Costs of defined benefit plans	17	7
Share-based payments	12	11
Total	**1,124**	**1,087**

Including the exceptional personnel related restructuring expense of €18 million (2004: €26 million, see note 6), total personnel expenses for 2005 would be €1,142 million (2004: €1,113 million).

The average number of employees, expressed in full-time equivalents, in 2005 is 18,467 (2004: 18,270).

Amortization and Depreciation

note 5 (See note 2 for detail by division)

Amortization and Depreciation	2005	2004
Amortization publishing rights	81	65
Impairments	–	–
▪ Total amortization of publishing rights and impairments	81	65
Amortization other intangible assets	40	44
Depreciation property, plant and equipment	51	59
▪ **Total**	**172**	**168**

Exceptional Restructuring Expense

note 6

Exceptional Restructuring Expense	2005	2004
Personnel related restructuring expense	18	26
Onerous contracts/discontinuation expense	2	18
▪ **Total**	**20**	**44**

As a result of the three-year strategy as announced on October 30, 2003, a restructuring program has been initiated. The charge to exceptional restructuring expense relates to this restructuring program.

The personnel related restructuring expense mainly relate to severance payments.

The onerous contracts mainly relate to lease commitments of vacant offices due to the integration of businesses and discontinuation expense relate to the discontinuation of certain product lines.

In 2005 no exceptional restructuring expense of acquisitions were incurred.

note 7

Financing Results	**2005**	2004
Financial income		
Interest income	15	14
Total financial income	15	14
Financial expense		
Interest expense	121	107
Fair value changes through profit or loss	(4)	–
Net foreign exchange loss	1	4
Total financial expense	118	111
Total financing results	**(103)**	**(97)**

Income Tax Expense

note 8

Recognized in the Income Statement	**2005**	2004
Current tax expense		
Current year	56	74
Deferred tax expense		
Origination and reversal of temporary differences	24	6
Total	**80**	**80**

Reconciliation of the effective tax rates:

Income tax expense	%	2005	%	2004
Profit before tax		341		391
Normative income tax expense	34	117	35	137
Tax effect of:				
Financing activities	(10)	(32)	(9)	(33)
Utilization of tax losses carry forward	(1)	(4)	(1)	(3)
Tax exemption on results from disposals	(1)	(3)	(6)	(23)
Tax incentives and other	1	2	1	2
Total	**23**	**80**	**20**	**80**

The Company has applied the Dutch tax regulation for international intragroup financing activities (Concern Financiering Activiteit, CFA regime) as from 1999 and based on the European Commission decision of February 18, 2003, regarding a state aid investigation against the CFA regime, the Company is of the opinion that this regime can be applied until December 31, 2008.
This treatment has been confirmed by the Dutch tax authorities.

The impact of the decrease of the Dutch income tax rate from 31.5% to 29.6% in 2006 on the deferred tax position of the Group as at December 31, 2005, is not material due to the immaterial deferred tax positions in the Netherlands.

Minority Interests

note 9

The Group's share in the most material consolidated subsidiaries that are not fully owned as at December 31, were:

Ownership

in %	2005	2004
Akadémiai, Budapest, Hungary	74.0	74.0
AnNoText, Düren, Germany	74.9	74.9
CEDAM, Padova, Italy	100.0	50.0

In 2005, the Group acquired the remaining outstanding shares of CEDAM. Minority interest of consolidated participations in the income of the Group in 2005 was €1 million (2004: nil).

Minority interests in the equity of consolidated participations, totaling €1 million (2004: €6 million), are based on the third-party shareholding in the underlying shareholders' equity of the subsidiary.

note 10

Intangible Assets	Goodwill	Publishing rights	Other	2005	2004
Position as at January 1					
Purchase value	2,107	1,179	233	3,519	3,765
Amortization and impairments	[1] 0	(571)	(136)	(707)	(723)
Book value as at January 1	2,107	608	97	2,812	3,042
Movements					
Investments	–	–	50	50	36
Acquisitions through business combinations	249	140	1	390	40
Disposals	–	–	–	–	(31)
Net expenditures	249	140	51	440	45
Amortization	–	(81)	(40)	(121)	(109)
Impairments	–	–	–	–	0
Reclassifications	(18)	24	–	6	11
Exchange differences and other movements	232	74	7	313	(177)
Total movements	463	157	18	638	(230)
Position as at December 31					
Purchase value	2,570	1,453	312	4,335	3,519
Amortization and impairments	0	(688)	(197)	(885)	(707)
Book value as at December 31	**2,570**	**765**	**115**	**3,450**	**2,812**

[1] The book value of the goodwill as at the transition date to IFRSs is deemed to be the cost under IFRSs, hence cumulative amortization is nil.

Reclassifications include the deferred tax liability relating to acquired publishing rights recognized this year, based on the final purchase price allocations.

Goodwill of acquisitions through business combinations (€249 million) contains goodwill which will be subject to change based on the outcome of the purchase price allocation in 2006, which will consequently also impact the valuation of publishing rights and other intangible assets acquired through business combinations.

IMPAIRMENT TESTING FOR CASH-GENERATING UNITS

The carrying amounts of goodwill and publishing rights are detailed per division as follows:

Carrying amounts of goodwill and publishing rights	Goodwill	Publishing rights	2005	2004
Health	605	96	701	606
CFS	587	235	822	652
TAL	608	214	822	719
LTRE	697	220	917	665
Education	73	–	73	73
Total	**2,570**	**765**	**3,335**	**2,715**

The annual impairment test compares the carrying value net of related deferred taxes and the recoverable amount of the Cash-Generating Unit. The recoverable amount is determined based on a calculation of the value in use and compared to multiples of recent transactions to estimate the net selling price. Those calculations use cash flow projections based on actual operating results and the three-year Business Development Plan as approved by the Executive Board. Projections are extrapolated beyond this three-year period using an appropriate perpetual growth rate that is consistent with the long term average market growth rate and that typically does not exceed 3%.

The estimated post-tax cash flows are discounted to their present value using a post-tax weighted average cost of capital (WACC). A post-tax WACC is used because this is readily available in the financial markets. Calculating the recoverable amount on a post-tax basis using a post-tax WACC should lead to the same results as pre-tax calculations.
The Group has decided not to apply different discount rates for different parts of the business, since all businesses serve fairly consistent markets (professional customers in developed countries), and their results are impacted in a similar and limited way by changes of the economic cycle. The post-tax WACC used is 8%.

The key assumptions used in the predictions are:

- Revenue growth: based on actual experience, an analysis of market growth and the expected development of market share
- Margin development: based on actual experience and managements long term projections.

The impairment test carried out in 2005 showed that the recoverable amount for each Cash-Generating Unit exceeds the carrying amount, hence there are no impaired assets.

The impairment test also includes calculations of the recoverable amount with reasonable possible changes in key assumptions. Some of the Cash-Generating Units have a perpetual growth rate higher than 3%. This is consistent with the market growth rate in recent years and expectations for the coming years for the markets in which these Cash-Generating Units operate. One of the North American Cash-Generating Units that applied a perpetual growth rate of 4.5%, has a recoverable amount exceeding the carrying amount by €8 million. The recoverable amount would equal the carrying amount if a perpetual growth rate of 4% is assumed.

note 11

Property, Plant and Equipment	Land and buildings	Machinery and equipment	Other fixed assets	2005	2004
Position as at January 1					
Purchase value	146	30	406	582	628
Depreciation	(52)	(24)	(298)	(374)	(385)
Book value as at January 1	94	6	108	208	243
Movements					
Investments	3	1	35	39	37
Acquisitions through business combinations	–	–	2	2	–
Disposals	(1)	–	(2)	(3)	(3)
Net expenditures	2	1	35	38	34
Depreciation	(5)	(2)	(44)	(51)	(59)
Exchange differences and other movements	5	1	4	10	(10)
Total movements	2	–	(5)	(3)	(35)
Position as at December 31					
Purchase value	152	34	436	622	582
Depreciation	(56)	(28)	(333)	(417)	(374)
Book value as at December 31	**96**	**6**	**103**	**205**	**208**

Investments in Associates

note 12

Investments in Associates	2005	2004
Position as at January 1	13	9
Acquisitions	–	4
Dividends received	(2)	0
Share of profit of associates	3	1
Other movements	(4)	(1)
Position as at December 31	**10**	**13**

The most important investments in associates as at December 31, were:

Ownership *in %*	2005	2004
Boekhandels Groep Nederland, Deventer, the Netherlands	32.6	32.8
Manz Iura, Manz Schulbuch, Vienna, Austria	40.0	40.0

Summary financial information on associates (at 100%):

Summary financial information 2004	Assets	Liabilities	Equity	Revenues	Profit/(loss)
Boekhandels Groep Nederland	45	32	13	172	2
Manz Iura, Manz Schulbuch	11	10	1	23	0

Summary financial information 2005	Assets	Liabilities	Equity	Revenues	Profit/(loss)
Boekhandels Groep Nederland	42	28	14	169	4
Manz Iura, Manz Schulbuch	12	11	1	24	0

Financial Assets

note 13

Financial Assets	2005	2004
Investments	75	74
Receivables	20	10
Value at spot rates of forward exchange contracts	–	136
Derivative financial instruments	22	–
Total	**117**	**220**

The most important investment as at December 31, 2005, was Sdu Uitgevers bv, The Hague, the Netherlands (25.9%).

A dividend of €6 million is guaranteed by Sdu Uitgevers bv for the years 2004 through 2007, which is recognized as income from investments.

From January 1, 2008, the Group has the right to sell all shares of Sdu Uitgevers bv to the other shareholder (Sdu nv) at fair market value at the date of transfer. Likewise the Group is obliged to sell and transfer to Sdu nv all shares of Sdu Uitgevers bv upon request of Sdu nv at the same aforementioned condition.

Even though the Group holds more than 20% of the shares of Sdu Uitgevers bv, the Group can not exercise any influence on the Company because of contractual limitations. Wolters Kluwer has no seat on the board and no access to shareholder meetings.

The shares of Sdu Uitgevers bv, that are classified as being available-for-sale, do not have a quoted market price in an active market, the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Consequently these shares are measured at cost.

The U.S. Medicare Prescription Drug, Improvement and Modernization Act introduced a tax-free federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The Group's subsidy has been actuarially determined at €15 million which has been reflected as a non-current asset under receivables.

note 14

Deferred tax assets and liabilities are attributable to the following:

Deferred Tax Assets and Liabilities	Assets	Liabilities	2005	2004
Intangible assets	(5)	263	258	213
Property, plant and equipment	(2)	13	11	4
Inventories	(22)		(22)	(21)
Trade and other receivables	(16)		(16)	(8)
Employee benefits	(86)	5	(81)	(86)
Provisions for restructurings	(19)	1	(18)	(28)
Interest carry-forward	(71)		(71)	(62)
Tax value of loss carry-forwards recognized	(51)		(51)	(35)
Other items	(56)	103	47	18
Tax (assets)/liabilities	(328)	385	57	(5)
Set off of tax	305	(305)	–	–
Net tax (assets)/liabilities	**(23)**	**80**	**57**	**(5)**

The actual realization of the deferred tax assets depends on the generation of future taxable income during the periods in which the temporary differences become deductible. Based on projected future taxable income and available strategies, the Group considers the future realization of these deferred tax assets more likely than not.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

Unrecognized deferred tax assets	2005	2004
Tax losses	10	18
Total	**10**	**18**

These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

Movement in temporary differences during the year:

Movement in temporary differences 2004	Balance January 1, 2004	Acquisitions/ disposals	Recognized in income	Recognized in equity	Exchange rate differences	Balance December 31, 2004
Intangible assets	221	11	(7)		(12)	213
Property, plant and equipment	5		(1)		–	4
Inventories	(21)		(1)		1	(21)
Trade and other receivables	(11)		2		1	(8)
Employee benefits	(86)		11	(17)	6	(86)
Provisions for restructurings	(39)		9		2	(28)
Interest carry-forward	(35)		(30)		3	(62)
Tax value of loss carry-forwards recognized	(37)		(1)		3	(35)
Other items	(2)		24		(4)	18
Total	**(5)**	**11**	**6**	**(17)**	**0**	**(5)**

Movement in temporary differences 2005	Balance January 1, 2005 [1]	Acquisitions/ disposals	Recognized in income	Recognized in equity	Exchange rate differences	Balance December 31, 2005
Intangible assets	213	32	(11)		24	258
Property, plant and equipment	4		7		–	11
Inventories	(21)		2		(3)	(22)
Trade and other receivables	(8)		(8)		–	(16)
Employee benefits	(86)		14	1	(10)	(81)
Provisions for restructurings	(28)		11		(1)	(18)
Interest carry-forward	(62)		–		(9)	(71)
Tax value of loss carry-forwards recognized	(35)		(11)		(5)	(51)
Other items	20		20		7	47
Total	**(3)**	**32**	**24**	**1**	**3**	**57**

[1] Restated for €2 million deferred tax liability on impact of first time application of IAS 32/39 per January 1, 2005.

Movements in overall tax position:

Tax position	2005	2004
Position as at January 1		
Tax receivable	(14)	(37)
Tax payable	12	–
Deferred tax assets	(40)	(37)
Deferred tax liabilities [1]	37	24
Overall tax position	**(5)**	**(50)**
Movements		
Total income tax expense	80	80
Acquisitions/disposals	27	(1)
Deferred tax on recognized publishing rights	6	11
Tax payments	(83)	(83)
Exchange differences and other movements	5	36
Total movements	**35**	**43**
Position as at December 31		
Tax receivable	(48)	(14)
Tax payable	21	12
Deferred tax assets	(23)	(40)
Deferred tax liabilities	80	35
Overall tax position	**30**	**(7)**

[1] Restated for €2 million deferred tax liability on impact of first time application of IAS 32/39 per January 1, 2005.

Inventories

note 15

Inventories	2005	2004
Raw materials	6	7
Work in progress	27	29
Finished products and trade goods	97	98
Total	**130**	**134**

As at December 31, 2005, the provision for obsolescence deducted from inventory book values totaled €68 million (2004: €74 million).

note 16

Trade and Other Receivables	**2005**	2004
Trade receivables	805	645
Prepayments	86	84
Value at spot rates of forward exchange contracts	–	118
Derivative financial instruments	108	-
Other receivables	30	47
Total	**1,029**	**894**

Trade receivables are shown net of impairment losses amounting to €43 million (2004: €36 million).

Cash and Cash Equivalents

note 17

Cash and Cash Equivalents	**2005**	2004
Deposits	321	637
Cash and bank balances	107	50
Total	**428**	**687**

Other Current Liabilities

note 18

Other Current Liabilities	**2005**	2004
Salaries, holiday allowances	134	108
Royalties payable	63	69
Social security premiums and other taxation	46	57
Derivative financial instruments	14	–
Interest payable	64	86
Deferred acquisition payments	26	7
Other liabilities and accruals	63	68
Total	**410**	**395**

Financial Instruments

note 19

Net debt		2005		2004
Subordinated convertible staff bonds	0		1	
Subordinated bonds	227		226	
Bonds	927		1,142	
Unsubordinated convertible bonds	–		422	
Perpetual cumulative subordinated bonds	225		225	
Other loans	46		77	
▫ Non-current loans		1,425		2,093
Short-term loans (due within 1 year)		719		353
Deferred acquisition payments		26		22
Minus:				
Cash and cash equivalents		(428)		(687)
Value at spot rates of forward exchange contracts:				
▪ Non-current		–		(136)
▪ Current		–		(118)
Derivative financial instruments:				
▪ Non-current receivable	(22)		–	
▪ Current receivable	(108)		–	
▪ Non-current payable	11		–	
▪ Current payable	14		–	
▫ Derivative financial instruments		(105)		–
▫ **Net (interest-bearing) debt**		**1,637**		**1,527**

Gross debt	Effective interest rate (%)	Nominal interest rate (%)	Repayment commitments 1-5 years [1]	Repayment commitments >5 years [1]	2005	2004
Subordinated convertible staff bonds 2002-2007	5.550	3.000	–	–	–	1
Subordinated bonds 1997-2007	6.330	6.250	227	–	227	226
Bonds 1999-2006			–	–	–	215
Bonds 1998-2008	5.340	5.250	226	–	226	227
Bonds 2003-2014	5.240	5.125	–	701	701	700
Unsubordinated convertible bonds 2001-2006			–	–	–	422
Perpetual cumulative subordinated bonds	7.270	6.875	–	225	225	225
Multicurrency roll-over facility 2004-2010			–	–	–	–
Other loans			39	7	46	77
Non-current loans			492	933	1,425	2,093
Derivative financial instruments			11	–	11	–
Total non-current liabilities			**503**	**933**	**1,436**	**2,093**
Current loans						
Subordinated convertible staff loans		5.500			–	1
Bonds 1999-2006	5.690	5.500			214	–
Unsubordinated convertible bonds 2001-2006	2.500	1.000			447	–
Bonds 2000-2005		6.125			–	170
Subordinated bonds 1998-2005		5.125			–	182
Other loans					12	–
Bank overdrafts					46	–
Total borrowings and bank overdrafts					**719**	**353**
Deferred acquisition payments					26	22
Derivative financial instruments					14	–
Total current loans					**759**	**375**
Gross debt					**2,195**	**2,468**

[1] Repayments are presented at amortized costs.

The nominal interest rates on the bonds mentioned above are all fixed until redemption, except for the variable interest rate on the multicurrency roll-over facility.

We refer to the Risk Management paragraph in the Report of the Executive Board for the Group's financial risk management approach and a sensitivity analysis on currency and interest rate changes.

LOAN MATURITY

The following amounts of non-current loans as of December 31, 2005, are due within and after five years:

Gross debt

in millions of euros

2007	247
2008	236
2009	6
2010	14
Due after 2010	933
Long-term loans	1,436
Short term (2006)	759
Total	**2,195**

Subordinated bonds

Wolters Kluwer has outstanding subordinated bonds of €227 million due 2007 (NLG 500 million). Subordinated bonds define that subordinated obligations of the Group rank pari passu without any preference among themselves and with all other present and future equally subordinated obligations of the Group.

Bonds

Wolters Kluwer has unsubordinated bonds outstanding for an amount of approximately €1,141 million. On November 19, 2003, Wolters Kluwer issued unsubordinated bonds due 2014 with a nominal value of €700 million. The coupon on the bonds is 5.125% with an issue price of 99.618%. Additionally, Wolters Kluwer has outstanding unsubordinated bonds of €215 million due 2006 and €227 million due 2008.

Unsubordinated convertible bonds

The Group opted to value the unsubordinated convertible bond at fair value through profit or loss because this results in a better reflection of the economic costs. The option to convert the bond into shares is not in the money, and consequently the chance of conversion is minimal.

On November 30, 2001, a convertible (unsubordinated) bond loan with a nominal value of €700 million was issued. The conversion price was fixed at €31.00 per depositary receipt issued for one ordinary share of Wolters Kluwer. The issue price of the bonds was 100%. The coupon was set at 1.00% per annum. The bonds will be redeemed at 107.88% of their principal amount on the maturity date (November 30, 2006), unless previously redeemed, converted or purchased and cancelled. The convertible bonds will at reporting date be valued at fair value while the corresponding coupon costs and fair value option movement are charged to the income statement.
During 2003 Wolters Kluwer repurchased approximately €210 million at an average price of 101.25. During 2004 Wolters Kluwer repurchased approximately €68 million at an average price of 104.24. The outstanding nominal balance as per December 31, 2005 is €422 million (fair value €447 million). The fair value is calculated based on quoted market prices.

Perpetual cumulative subordinated bonds

On May 14, 2001, a perpetual cumulative subordinated bond loan with a nominal value of €225 million was issued. The issue price of the bonds was 100%. These bonds bear interest at 6.875%. Wolters Kluwer has the right to redeem the loan as from May 2008. Wolters Kluwer is allowed to refrain from paying interest if there is not declared or made available any dividend for payment. The accrued interest will be paid in a subsequent year where there is dividend declared and paid. In case of bankruptcy, Wolters Kluwer has no obligation to pay any accrued interest; the nominal amounts of the bond will then become a subordinated liability. The proceeds from this bond issue were used to refinance bank facilities, as well as for general corporate purposes.

Multi-currency syndicated credit facility

In July 2004, Wolters Kluwer signed a €750 million multi-currency credit facility. The transaction raised commitments from thirteen banks across Europe, the United States and Australia. The credit facility had an initial maturity of five years with two one-year extension options, potentially raising the maturity to seven years. With the first extension option approved in 2005, the current maturity of the credit facility is 2010.

Fair value of current and non-current loans and derivative financial instruments

	December 31, 2005		December 31, 2004	
	Carrying value	Fair value	Carrying value	Fair value
(Non-)current loans [1]	(1,368)	(1,421)	(1,773)	(1,898)
Unsubordinated convertible bonds [1]	(447)	(447)	(440)	(441)
Perpetual cumulative subordinated bonds [1]	(225)	(233)	(233)	(237)
Derivative financial instruments:				
▪ Non-current receivable	22	22	–	–
▪ Current receivable	108	108	–	–
▪ Non-current payable	(11)	(11)	–	–
▪ Current payable	(14)	(14)	–	–
▪ Total derivative financial instruments	105	105	–	–
Interest rate swaps	–	–	–	33
Forward exchange contracts	–	–	254	239

[1] Carrying value as at December 31, 2004 is defined as book value including accrued interest less the capitalized portion of the issuing costs.

The following summarizes the major methods and assumptions used in estimating the fair values of the financial instruments in the table above:

The fair value of outstanding (non-)current loans at the balance sheet date can deviate from the value at which they have been recorded in the balance sheet. The fair value of swaps, which Wolters Kluwer uses to hedge the exchange rate and interest risks (cross currency swaps and interest rate swaps) and the forward contracts have been included in the table above. The fair value has been determined by the Company using market information and appropriate valuation methods or listings from financial institutions.

A sensitivity analysis on the derivative financial instruments portfolio yields the following results. At December 31, 2005, it is estimated that a general increase of one percent in the euro and U.S. dollar interest rates would increase the fair value changes through profit or loss by approximately €(0.5) million.

It is estimated that an increase of one percent in the value of the euro against U.S. Dollar has no material impact on the financing results.

Most of the financial instruments qualify for hedge accounting (under IAS 39). To apply for hedge accounting requires the hedges to be highly effective. During 2005 a loss of €0.7 million was recorded in the income statement as a result of ineffectiveness of hedges.

Employee Benefits

note 20

Employee Benefits	2005	2004
Pension and post employment plans	227	186
Other (post) employment obligations	23	31
Total	**250**	**217**

PROVISION FOR PENSIONS

The provision for pensions relates to defined benefit plans.
The following weighted average economic assumptions were employed to determine the net periodic pension and post retirement plans' expense and net liability.

Economic assumptions *in %*	2005	2004
Pension schemes		
Discount rate	4.3	4.9
Expected return on assets	5.3	5.8
Average increase salaries	3.5	3.5
Post retirement plans		
Discount rate	5.3	6.0
Medical trend rate	5.0	5.0

The mortality tables used are generally accepted in the applicable countries. The average increase in salaries is based on the non-closed pension plans. The medical trend rate is capped at 5% as stipulated by the Group's post-retirement medical plan in the United States.

A decrease of 0.50% of the discount rate would increase the plan liabilities by approximately €80 million, and would increase the service costs with approximately €2 million.

Plan liabilities and assets	Pension plans 2005	Pension plans 2004	Post employment plans 2005	Post employment plans 2004
Plan liabilities				
Fair value as at January 1 [1]	919	816	85	120
Service costs	15	15	2	3
Interest costs	43	43	4	5
Benefits paid	(33)	(31)	(6)	(5)
Actuarial (gain) or loss	49	100	6	(14)
Plan participants' contributions	6	7	0	–
Curtailment (gain) or loss	0	(18)	0	–
Exchange rate differences	30	(18)	13	(7)
Plan amendments	(15)	5	–	(28)
▪ Fair value as at December 31	1,014	919	104	74
Plan assets				
Fair value as at January 1 [1]	817	727	0	0
Return on plan assets	86	67	–	–
Benefits paid by fund	(33)	(34)	(6)	(5)
Employer contribution	16	57	6	5
Plan participants' contribution	6	7	–	–
Exchange rate differences	26	(7)	–	–
▪ Fair value as at December 31	918	817	0	0
Funded status				
Funded status as at December 31	96	102	104	74
Unrecognized past service costs	11	(5)	16	15
▪ Net liability as at December 31	107	97	120	89
Pension costs				
Service costs	15	15	2	3
Interest costs	43	43	4	5
Expected return on assets	(47)	(46)	0	–
Amortization unrecognized past service costs	1	–	(1)	(13)
▪ **Total pension costs**	**12**	**12**	**5**	**(5)**

[1] In 2005 some defined benefit plans are classified as pension plans and post retirement plans, which were classified under other post employment obligations in 2004.

The plan amendment of €15 million relates to a change in the pension plan in the Netherlands where the pre-pension arrangement has been altered.

note 21

Provisions for Restructuring Commitments	**2005**	2004
Position as at January 1	33	43
Add: short-term commitments	51	60
Total as at January 1	84	103
Movements		
Addition charged as exceptional restructuring expense	20	44
Addition charged to ordinary operating result	1	2
Total additions	21	46
Appropriation of acquisition provisions	(3)	(5)
Appropriation of exceptional restructuring provisions	(45)	(52)
Appropriation of other restructuring provisions	(3)	(5)
Exchange differences and other movements	3	(3)
Total appropriations	(48)	(65)
Total as at December 31	57	84
Less: short-term commitments	(44)	(51)
Position as at December 31	**13**	**33**

Group Equity	Issued share capital	Share premium reserve	Translation reserve	Treasury shares	Retained earnings	Share-holders' equity	Minority interest	Group equity
Balance as at January 1, 2004	**35**	**92**	**0**	**(53)**	**578**	**652**	**3**	**655**
Foreign exchange translation differences			(187)			(187)		(187)
Net gain/(loss) on hedge of net investment in foreign subsidiaries			40			40		40
Actuarial gain/(loss) on employee benefits					(59)	(59)		(59)
Taxation					17	17		17
Total income (loss) recognized directly in equity	0	0	(147)	0	(42)	(189)	0	(189)
Profit for the year					311	311	0	311
Total recognized income and expense for the year	0	0	(147)	0	269	122	0	122
Share-based payments					11	11		11
Cash dividend 2003					(81)	(81)		(81)
Stock dividend 2003	1	(1)				–		–
Other movements		–				–	3	3
Balance as at December 31, 2004	**36**	**91**	**(147)**	**(53)**	**777**	**704**	**6**	**710**
Change in accounting policies [1]			0		4	4		4
Balance as at January 1, 2005	**36**	**91**	**(147)**	**(53)**	**781**	**708**	**6**	**714**
Foreign exchange translation differences			252			252		252
Net gain/(loss) on hedge of net investment in foreign subsidiaries			(78)			(78)		(78)
Actuarial gain/(loss) on employee benefits					3	3		3
Taxation					(1)	(1)		(1)
Total income (loss) recognized directly in equity	0	0	174	0	2	176	0	176
Profit for the year					260	260	1	261
Total recognized income and expense for the year	0	0	174	0	262	436	1	437
Share-based payments					12	12		12
Cash dividend 2004					(69)	(69)		(69)
Stock dividend 2004	1	(1)				–		–
Exercise of share options				12	(1)	11		11
Other movements			58		(58)	–	(6)	(6)
Balance as at December 31, 2005	**37**	**90**	**85**	**(41)**	**927**	**1,098**	**1**	**1,099**

[1] The change in accounting policies per January 1, 2005, relates to the adoption of the IFRSs on financial instruments (IAS 32 and IAS 39). It amounts to €4 million, net of deferred taxation.

Share capital

The authorized capital amounts to €143.04 million consisting of €71.52 million ordinary shares (nominal value €0.12) and €71.52 million preference shares. The issued share capital consists of ordinary shares. The number of issued ordinary shares increased from 297.7 million to 304.4 million as a result of stock dividend. To cover the dilutive effect of share options the Company has, as per the balance sheet date, 2.1 million repurchased treasury shares. Depositary receipts have been issued for 97% of the issued ordinary share capital (295.7 million shares).

Translation reserve

The Company has elected to deem the cumulative translation differences of all foreign operations to be zero at the date of transition to IFRSs, January 1, 2004.
The translation reserve contains exchange rate differences arising from the translation of the net investment in foreign operations, and of the related hedges. When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Treasury shares

The Company repurchases shares in treasury to cover the dilutive effect of stock options and the equity-settled share-based payments. Share-based payments relate to the equity-settled Long-Term Incentive Plans 2004-2006 and 2005-2007, and stock option plan 2003-2010. Treasury shares are recorded at cost, representing the market price on the acquisition date.

Dividends

Pursuant to Article 29 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution of €0.55 per share in cash or in shares (at a ratio to be determined and announced on May 5, 2006). Of the 2004 dividend, of €0.55 per share, 42.9% was distributed as cash dividend (2003: 51.3%).

Number of shares

For a reconciliation of average number of shares and earnings per share, see note 1.

Share-based Payments

note 23

Long-Term Incentive Plan

In late 2003, a new strategic vision was announced that focuses on value creation. As a result, a new incentive plan for Executive Board Members and senior executives has been implemented, to align compensation with value creation. Under the new plan, share options have ceased to be granted. Instead, Executive Board Members and senior executives are granted shares under the equity-settled Long-Term Incentive Plans (LTIPs). The vesting period of the LTIPs is three years [1], at the beginning of which a base number of shares ('norm payout') is conditionally awarded to each beneficiary.

Actual awards will range anywhere from 0% to 150% of target amounts; the percentage depends on the Group's Total Shareholder Return (TSR) relative to a pre-defined group of 15 peer companies. We refer to the Remuneration Report on page 62 for more details.

Total expenses for LTIPs will be ratably allocated to the income statement over the period of the plan.

[1] For a former member of the Executive Board, the vesting period for the LTIP 2004-2006 is two years.

Vesting of the grants is subject to the non-market condition that the participant stays with the Group until the plan's maturity (December 31 of the final year of the plan). These terms and conditions apply to all existing plans (LTIP 2004-2006 and LTIP 2005-2007).
In 2005, €11.8 million has been recorded as personnel expenses in the income statement (2004: €7.6 million).

Base number of shares

at 100% payout	LTIP 2004-2006	LTIP 2005-2007	Total
Outstanding at January 1, 2005	1,494,000	–	1,494,000
Conditionally awarded	–	1,547,000	1,547,000
Vested	(120,000)	–	(120,000)
Forfeited	(115,000)	(91,500)	(206,500)
Outstanding at December 31, 2005	**1,259,000**	**1,455,500**	**2,714,500**

The 120,000 vested shares in 2005 will be delivered in 2006. The fair market value of each share conditionally awarded in 2005 was €13.58 (LTIP 2004-2006: €13.10), as determined by an outside consulting firm.

Stock option plans

As at December 31, 2005, options were outstanding for 5.0 million (depositary receipts of) ordinary shares Wolters Kluwer.

Stock option plans	1999	2000	2001	2002	2003	2004	Total
End of exercise period	2004 and 2005	2005	[2] 2006	2007 and 2009	2010	2011	
Initial number of options	578,200	2,505,340	2,729,750	2,912,250	2,778,500	40,000	
Initial exercise rate (average) (€)	42.00	23.50	28.88	23.07	10.55	13.47	
Outstanding as at January 1, 2005	80,000	1,780,160	1,973,750	2,340,250	2,363,500	40,000	8,577,660
Movements							
Options expired/eliminated	(80,000)	(1,780,160)	(202,750)	(267,500)	(110,500)	-	(2,440,910)
Options exercised	–	–	–	–	(1,129,500)	–	(1,129,500)
Outstanding as at December 31, 2005	**0**	**0**	**1,771,000**	**2,072,750**	**1,123,500**	**40,000**	**5,007,250**

[2] The French option plans of 2001 and 2002 expire in 2007 and 2008, respectively.

For members of the Executive Board and approximately 400 managers within the Group a share option plan applied until January 1, 2004. Stock options granted before January 1, 2004 have not been cancelled. After that date, no new stock options have been granted, except for 40,000 stock options in 2004 to a former member of the Executive Board. Consequently no pro forma option value information is presented.

Options are granted at fair market value at the date of grant. Every option entitles the holder to purchase one share each, for the share price on the date at which the option is granted. The exercise period starts at least two years after the date the options are granted until five years maximum or in some cases six years. For options granted after August 2002 the maturity period is seven years after the grant date.

Related Party Transactions

note 24

The Company has a related party relationship with its subsidiaries (Wolters Kluwer nv has filed a list of the subsidiaries at the Trade Register in Amsterdam), associates and with members of the Supervisory Board and the Executive Board.

Related party transactions are conducted on an at arm's length basis with terms comparable to transactions with third parties. Associates (see note 12) purchased goods from the Group for the amount of €8 million (2004: €8 million).

Contingent Liabilities

note 25

Leases

The Group leases a number of offices under operating leases. The leases typically run for a period of 10 years, with an option to renew the lease. Lease payments are increased to reflect market rentals. None of the leases include contingent rentals.

As at December 31, 2005, annual commitments under rental and operational lease agreements amounted to €69 million (2004: €79 million) The average term of these commitments is approximately 5.9 years (2004: 5.4 years).

Non-cancelable operating lease rentals are payable as follows:

Non-cancelable operating lease rentals	**2005**	2004
Less than one year	7	4
Between one and five years	21	10
More than five years	62	51

Some of the leased property is sublet by the Group. Sublease payments of €2 million are expected to be received during the following financial year. The Group has recognized a provision of €1 million in respect of these subleases (see note 21).

Guarantees

Per December 31, 2005, the Group has outstanding guarantees regarding royalty payments to societies during the coming years of around €5 million (2004: €13 million).

Pursuant to section 403 of the Dutch Civil Code, Book 2, the Group has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries. The relevant declarations have been filed with and are open for inspection at the Trade Register for the district in which the legal entity, in respect of which liability has been assumed, has its registered office.

The Group has issued formal guarantees for bank credit facilities for a total amount of €106 million (2004: €40 million), on behalf of a number of its foreign subsidiaries. As at December 31, 2005, none of these credit facilities had been utilized (2004: €0.5 million).

Per December 31, 2005, other bank guarantees were issued, at the request of the Company or its subsidiaries, for a total amount of €4.3 million (2004: €6.4 million). These guarantees mainly relate to rent for real estate.

Other

The Company forms part of a Dutch fiscal entity, and pursuant to standard conditions has assumed joint and several liability for the tax liabilities of the fiscal entity.

In December 2004, the Group reached a seven-year agreement with Perot Systems Corporation to provide data center management, back-office support, and other information technology services. The total contract value of the agreement is USD 200 million (€170 million). However, the contract, including its terms and conditions, is currently under discussion.

Audit Fees

note 26

The aggregate fees billed by the Group's auditor, KPMG, for professional services rendered in 2005 and 2004 are as follows:

Aggregate fees

in million of euros	**2005**	2004
Audit fees	4	5
Audit-related fees	1	1
Tax fees	2	2
Total	**7**	**8**

Audit fees consist of fees for the audit of both the consolidated financial statements and local statutory financial statements. Audit-related fees primarily consist of fees in connection with acquisitions and disposals and attest services not required by statute or regulation.

Remuneration of the Executive Board and Supervisory Board

For details on the Group's remuneration policy, please see the report from the Remuneration Committee of the Supervisory Board in this annual report.

REMUNERATION EXECUTIVE BOARD MEMBERS

Remuneration Executive Board members *in thousands of euros*	Salary	Bonus	Pension	Social security	Other Benefits	Tax gross up [1]	**2005** [2]	2004
N. McKinstry, *Chairman*	820	588	169	26	181	133	1,917	1,979
B.L.J.M. Beerkens	546	341	98	9	47	–	1,041	1,138
J.M. Detailleur	467	292	263	93	109	–	1,224	1,270
H.J. Yarrington [3]	–	–	–	–	–	–	–	1,307
Total	**1,833**	**1,221**	**530**	**128**	**337**	**133**	**4,182**	**5,694**

[1] Tax gross up relates to the tax expense incurred by the Group relating to tax equalization for salary and benefits paid in 2005 per the contract between the Company and Ms. McKinstry.

[2] The Group's costs of the Long-Term Incentive Plans are not included in the Executive Board members' remuneration as it comprises a conditional element of compensation.

[3] Mr. H.J. Yarrington retired as member of the Executive Board per January 1, 2005.

The 2005 bonuses as presented above relate to the performance year 2005 and will be paid in 2006.

The 2005 pension contributions as presented above concern the accrued pension costs for the financial year 2005.

In 2005, an amount of €0.7 million was paid to former members of the Executive Board. 120,000 shares were awarded under the LTIP 2004-2006 to a former member of the Executive Board.

At balance sheet date, Mr. J.M. Detailleur owns 834 depositary receipts of ordinary shares.

LONG-TERM INCENTIVE PLAN EXECUTIVE BOARD MEMBERS

The Executive Board members have been conditionally awarded the following number of shares based on a 100% pay out, subject to the conditions of the long-term incentive plans 2004-2006 and 2005-2007, as described in the Remuneration report:

Base number of shares *at 100% payout*	Conditionally granted LTIP 2004-2006	Conditionally granted LTIP 2005-2007	Total conditionally granted as at December 31, 2005
N. McKinstry, *Chairman*	200,000	200,000	400,000
B.L.J.M. Beerkens	80,000	80,000	160,000
J.M. Detailleur	80,000	80,000	160,000
Total	**360,000**	**360,000**	**720,000**

Fair market value of each share conditionally granted in 2005 was €13.58 (LTIP 2004-2006: €13.10). The plans have a vesting period of 3 years.

Stock options Executive Board members	Granting	Exercise price (€)	January 1, 2005	Expired during the year	Exercised during the year	December 31, 2005	End of Exercise period
N. McKinstry, *Chairman*	2001	29.16	100,000			100,000	2006
	2002	24.00	90,000			90,000	2007
	2002	18.27	80,000			80,000	2009
	2003	13.00	80,000			80,000	2010
B.L.J.M. Beerkens	2003	10.10	15,000			15,000	2010
	2003	13.00	40,000			40,000	2010
J.M. Detailleur	1999	43.18	80,000	(80,000)		0	2005
	2000	23.32	80,000	(80,000)		0	2005
	2000	24.06	32,400	(32,400)		0	2005
	2001	29.16	20,000			20,000	2006
	2001	29.16	60,000			60,000	2007
	2002	24.00	5,000			5,000	2007
	2002	24.00	55,000			55,000	2008
	2002	18.27	40,000			40,000	2009
	2003	13.00	40,000			40,000	2010
Total			**817,400**	**(192,400)**	**–**	**625,000**	

REMUNERATION SUPERVISORY BOARD MEMBERS

Remuneration Supervisory Board members *in thousands of euros*	Member of Selection & Remuneration Committee	Member of Audit Committee	Remuneration 2005	Remuneration 2004
H. de Ruiter, *Chairman*	▫	▫	55	48
J.V.M. Pennings, *Deputy Chairman*	▫		42	40
A. Baan	▫	▫	46	38
L.P. Forman			14	–
A.J. Frost			37	30
K.A.L.M. Van Miert			12	30
H. Scheffers		▫	42	34
P.N. Wakkie			27	–
N.J. Westdijk		▫	14	35
Total			**289**	**255**

Mr. Wakkie was appointed as member of the Supervisory Board by the Annual General Meeting of Shareholders on April 14, 2005, Mr. Forman was appointed as member of the Supervisory Board by the Extraordinary Meeting of Shareholders on August 15, 2005. Messrs. Van Miert and Westdijk resigned in April 2005.
The Supervisory Board members do not own shares in Wolters Kluwer.

Accounting Estimates and Judgements

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expense. Actual results may differ from those estimates. Policies that are critical for the presentation of the financial position and financial performance of the Group and that requires estimates and judgements are discussed below.

Revenue recognition

Revenue recognition requires estimates and judgements as far as it relates to estimating the expected returns from customers or the non-renewed orders. The Group recognizes a provision for these delivered goods or rendered services based on historical rates. If these rates exceed a certain threshold, revenue is recognized only upon receipt of the payment or the order. Revenue recognition of a combination of goods and services requires estimates of the fair value of the individual components.

Employee benefits

Wolters Kluwer has defined benefit pension plans in some countries and in the United States also post-retirement medical plans. The net assets and liabilities of these plans are presented in the balance sheet of the Group. The costs related to these pension plans and medical plans are included in the income statement. The assets and liabilities as well as the costs are based upon actuarial and economic assumptions.
The main economic assumptions are:

- Discount rate
- Expected return on plan assets
- Average increase salaries
- Medical trend rate

For actuarial assumptions the normal mortality rates have been used. The withdrawal rates and retirement rates are based upon statistics provided by the relevant entities and compared with business practices.

Valuation and impairment testing intangibles

Upon acquisition, the value of the intangible assets acquired is estimated, applying the methodologies as set out under the accounting policies.

These calculations are usually performed by an outside consulting firm in close cooperation with management of the involved entity. These calculations require estimations regarding cash flow projections, determination of useful life and rate of return. The estimations are based upon best practice within the Group and in line with common market practice.

IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. The impairment reviews require estimates of a discount rate, cash flow projections and a perpetual growth rate. These estimations are made by management of the entities that carry the goodwill on their balance sheet, and the calculations are based on 3 year business development plans prepared by management of the entities and approved by the Executive Board of the Group.

The fair value of the assets, liabilities and contingent liabilities of an acquired entity should be measured within 12 months from the acquisition date. This means that for some acquisitions, provisional fair values have been included in the balance sheet and final valuation of the identifiable tangible assets is still pending. Actual valuation of these assets, liabilities and contingent liabilities may differ from the provisional valuation.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events ('earn-out'), the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably. The measurement will usually be based on estimates of future results of the business combination.

Accounting for income taxes

Corporate taxation is calculated on the basis of income before taxation, taking into account the relevant local tax rates and regulations. For each operating entity, the current income tax expense is calculated and differences between the accounting and tax base are determined resulting in deferred tax assets or liabilities. These calculations might deviate from the final tax assessments which will be received in future periods.

A deferred tax asset shall be recognized for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Management assesses the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized.

Legal and judicial proceedings, claims

For legal and judicial proceedings and claims against the Company and its operating entities, a liability is accrued only if an adverse outcome is probable and the amount of the loss can be reasonably estimated. If one of these conditions is not met, the proceeding or claim is disclosed as contingent liability, if material. The actual outcome of a proceeding or claim may differ from the estimated liability, and consequently may affect the actual result.

The prediction of the outcome and the assessment of a possible loss by management is based on management's judgements and estimates. Management usually consults lawyers and other specialists for support.

Restatement of Financial information for 2004 under International Accounting Standards (IAS) and International Financial Reporting Standards (IFRSs)

note 29

By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under International Accounting Standards (IAS) and International Financial Reporting Standards (IFRSs) as from January 1, 2005.

Hence, Wolters Kluwer has prepared its 2005 annual report under IFRSs. Up to and including the 2004 annual report Wolters Kluwer's accounting policies were based on Dutch GAAP. As the Company publishes comparative information for one year in its annual report, the transition date to IFRSs is January 1, 2004. Wolters Kluwer applied IFRSs as endorsed by the European Commission as at December 31, 2005 for the 2005 figures as well as the restated 2004 comparative figures.

IFRSs includes an exemption for 2004 from the requirement to restate the financial information for IAS 32 and 39 that contains specific accounting guidelines with regard to financial instruments. Wolters Kluwer has elected to apply this exemption and has therefore only applied these standards in its IFRSs annual report as of January 1, 2005.

This note contains the text of the appendix in the 2004 Annual Report, with an update on two issues: the impact of IAS 32 and 39 as of January 1, 2005 as mentioned above and the new option of IAS 19.93A to recognize all actuarial gains and losses immediately in the period in which they occur outside profit or loss.

Main impact of the adoption of IFRSs

Over the last few years, Dutch GAAP has already incorporated some important IFRSs. These adoptions prompted Wolters Kluwer to change its accounting policies for revenue recognition (RJ 270, similar to IAS 18) and pensions (RJ 271, similar to IAS 19) per January 1, 2003. Consequently, there is no change to revenue recognition at the transition date. Likewise, the change to pension accounting is limited.

To the extent that the accounting principles applied under Dutch GAAP differ from the accounting principles as prescribed under IFRSs, we have adjusted our accounting principles as set out below. For the full text of the IFRSs based accounting principles, including these IFRSs amendments, we refer to page 74 of this annual report.

The main impact of the adoption of IFRSs is in the following areas that are discussed in the following paragraph:

- Share-based payments
- Business combinations
- Presentation
- Cash flow statement
- Taxation
- Employee benefits
- Financial instruments

It should be emphasized that IFRSs has no impact on the overall cash flow of the Company. Furthermore, the adoption of IFRSs is not expected to have an effect on the dividend policy, as announced previously.

Exemptions from IFRSs

IFRS 1 allows companies to elect to use one or more exemptions from IFRSs in its transition.

The Company has elected to use the following exemptions:

a Business combinations: the Company has not retrospectively applied IFRS 3 on business combinations to acquisitions prior to the transition date;
b Employee benefits: the Company has elected to recognize all actuarial gains and losses at the transition date;
c Cumulative translation differences: the Company has elected to deem the cumulative translation differences of all foreign operations to be zero at the date of transition to IFRSs;
d Share-based payment transactions: the Company has elected not to apply IFRS 2 on share-based payments to equity instruments that were granted on or before November 7, 2002.

Overview of the impact

full year 2004

in million of euros	IFRSs	Dutch GAAP	Difference
Revenues	3,261	3,261	–
Operating Income	407	239	168
Profit for the year	311	135	176
Diluted EPS (€)	1.04	0.46	0.58
Shareholders' equity at January 1, 2004	652	861	(209)
Shareholders' equity at December 31, 2004	704	775	(71)
Shareholders' equity at January 1, 2005	708	775	(67)
Benchmark figures:			
Ordinary EBITA	516	521	(5)
Ordinary net income	307	311	(4)
Diluted ordinary EPS (€)	1.02	1.04	(0.02)
Free cash flow	456	456	–

MAIN CHANGES OF THE ADOPTION OF IFRSs

IFRS 2 Share-based payments

IFRS 2 requires a company to reflect in its income statement and its balance sheet the effect of share-based payment transactions.

The Company has elected to use the transition arrangement under IFRS 1, which allows companies not to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002. The IFRSs reconciliation therefore solely relates to the stock options granted after November 7, 2002. As a result an expense of €3 million was recognized in the restated income statement for 2004.

Dutch GAAP also requires companies to recognize compensation costs of shares that are (conditionally) granted to employees. The Company has elected to apply the calculation methodology as prescribed by IFRS 2 to calculate the expense of the long-term incentive plan 2004-2006 in its 2004 financial statements under Dutch GAAP. As a result, there is no difference between Dutch GAAP and IFRSs.

IFRS 3 Business combinations

IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable.

The Company has elected to apply the transition arrangement under IFRS 1, which allows for the prospective application of IFRS 3 from January 1, 2004.

The impact of IFRS 3 and the associated transitional arrangements is that all goodwill reported under Dutch GAAP is frozen as of January 1, 2004. The amortization expense of goodwill for 2004 is reversed in the restated income statement for 2004.

As a result the amortization expense of goodwill and publishing rights decreased by €173 million. Since a part of goodwill is amortized for tax purposes, the tax benefit has also been reversed in the income statement and as a result the tax expense increased by €18 million. The net impact on profit for the year thus amounts to €155 million.

The publishing rights acquired as a result of business combinations meet the recognition criteria of IFRS 3. The impairment test prescribed by IFRSs is similar to the impairment test that the Company historically applied to goodwill and publishing rights under Dutch GAAP. Thus, the impairment test that was performed at the transition date has not resulted in additional impairments having to be recognized.

Under IFRSs, restructuring provisions can no longer be charged as part of accounting for acquisitions.

IAS 1 Presentation of financial statements

Offsetting

IAS 1 does not allow assets and liabilities to be offset unless required or permitted by another Standard or Interpretation.

Under Dutch GAAP, the Company used to offset trade debtors and deferred income to the extent that the amounts related to subscription billings were not yet due.

The impact of IAS 1 is that trade debtors and deferred income are no longer offset for an amount of €218 million per January 1, 2004 and of €219 million per December 31, 2004.

Deferred taxation

Deferred tax assets should be presented within financial fixed assets. As a consequence, an amount of €37 million has been reclassified from receivables to financial fixed assets per January 1, 2004 (per December 31, 2004 €40 million).

Receivables from forward contracts

Receivables from forward contracts, that are expected to be realized after more than one year, should be presented within financial fixed assets. As a consequence, an amount of €219 million has been reclassified from receivables to financial fixed assets per January 1, 2004 (€136 million per December 31, 2004).

IAS 7 Cash flow statement

IAS 7 contains guidelines to be applied to the presentation of the cash flow statement.

Cash payments to employees and suppliers should all be recognized as cash flows from operating activities. As a result the cash flow from acquisition provisions has been reclassified to cash flow from operating activities.

Cash receipts and payments from forward contracts and swaps should be classified in the same manner as the cash flows of the positions being hedged. The Company has primarily used derivatives for the purpose of hedging its net investment in the U.S. As a result, the cash receipts from derivatives have been reclassified to the cash flow from investing activities.

IFRS 1 / IAS 12 Taxation

IAS 12 requires recognition of a deferred tax liability for almost all differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

A deferred tax liability should therefore be recognized on publishing rights that are acquired as part of a business combination. According to the IFRSs transition arrangements, goodwill and the (carrying value of the) publishing rights should not be changed as a result of the transition to IFRSs, except in specific circumstances. It was therefore concluded that the deferred tax liability on the publishing rights had to be charged to equity.

Therefore, a deferred tax liability of €221 million is charged to equity relating to the publishing rights that were carried in the balance sheet per January 1, 2004. In 2004, €25 million was credited to income, reflecting the tax credit on the amortization expense of the publishing rights.

In 2004, €11 million was added to goodwill relating to the deferred tax liability on acquired publishing rights that were recognized in 2004.

It should be noted that this deferred tax liability is not expected to result in actual cash payments.

IAS 19 Employee benefits

Pensions

The Company adopted Dutch accounting guideline RJ 271 as per January 1, 2003. The impact of this guideline for the Company is similar to the adoption of IAS 19.

The Company has elected to apply the transition arrangement under IFRS 1, which allows for the recognition of all cumulative actuarial gains and losses as at January 1, 2004 and hence the amortization credit of such unrecognized gain or loss under Dutch GAAP in 2004 has been reversed in the income statement under IFRSs in 2004.

As a result, the pension provision on the balance sheet as at January 1, 2004 decreased by €23 million, pension costs 2004 increased by €2 million, having a negative impact on 2004 profit of €1 million, after allowing for the related tax benefit of €1 million.

In conformity with IAS 19.93A, as endorsed by the European Union in 2005, the Company opted to recognize all actuarial gains and losses immediately in the period in which they occur outside profit or loss. As a result, the pension provision as at December 31, 2004 increased by €38 million.

Other employee benefits

IAS 19 requires a provision to be charged for long-term employee benefits such as jubilee or other long-term service benefits.

Dutch GAAP has no specific accounting principles in this area, and the Company has hereto typically recognized this expense on a cash basis, except for a few businesses that already recognized an accrual for long-term employee benefits. These accruals were previously presented as other current liabilities, and have been reclassified to provisions under IFRS.

As a result, the Company has recognized a provision for long-term service benefits of €4 million.

The total impact on equity of the adjustments mentioned above, net of related deferred taxes, is an increase of €12 million per January 1, 2004, and a decrease of €30 million as at December 31, 2004.

IAS 32 and IAS 39 Financial instruments

IAS 32 and IAS 39 contain guidelines for the presentation, disclosure, recognition and measurement of financial instruments.

IFRS 1 contains an exemption from the requirement to restate comparative information for IAS 32 and IAS 39 for 2004. Wolters Kluwer has elected to apply this exemption. Consequently, Dutch GAAP has been consistently applied to the 2004 comparative figures.

Per January 1, 2005, the total net impact of the adoption of IAS 32 and IAS 39 on equity is €4 million increase, €6 million pre-tax less deferred taxes of €2 million.

The main financial effects of the adoption of IAS 32 and IAS 39 as of January 1, 2005 for Wolters Kluwer are as follows:

- Recognition of derivatives at fair value. Unless hedge accounting is applied, changes in the fair value will impact profit for the year.
- Recognition of the convertible bond at fair value, with changes in fair value recognized through profit or loss.
- Recognition of financial assets and liabilities at amortized cost including the transaction costs if held to maturity, unless hedge accounting is applied.
- Positive and negative bank balances of a legal entity with a bank are no longer offset, even though these balances are part of a notional cash pool, unless there is a legally enforceable right to set off the recognized amounts and the entity intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. This leads to an increase of the cash balance and the bank overdraft for the same amount.

The Group opted to recognize its unsubordinated convertible bond loan at fair value through profit or loss as endorsed by the European Union in 2005 instead of treating the convertible bond as a compound financial instrument and recognizing the debt component at amortized cost. First time application of this fair value option for the unsubordinated convertible bond resulted in a decrease of equity of €1 million.

The remaining increase of equity of €5 million is related to the recognition of financial liabilities at amortized costs and the recognition of derivative financial instruments at fair value.

Reconciliation of shareholders' equity at January 1, 2004

Dutch GAAP shareholders' equity at January 1, 2004	861
Taxation	(221)
Employee benefits	12
IFRSs shareholders' equity at January 1, 2004	**652**

Reconciliation of shareholders' equity at December 31, 2004 and January 1, 2005

Dutch GAAP shareholders' equity at December 31, 2004	775
Business combinations	155
Taxation	(196)
Employee benefits	(31)
Exchange rate differences	1
IFRSs shareholders' equity at December 31, 2004	**704**
Financial instruments	4
IFRSs shareholders' equity at January 1, 2005	**708**

Consolidated balance sheet at January 1, 2004	January 1, 2004 Dutch GAAP	Taxation IAS 12	Employee Benefits IAS 19	Presentation IAS 1	January 1, 2004 IFRSs
Fixed assets					
Intangible fixed assets	3,042				3,042
Tangible fixed assets	243				243
Financial fixed assets	14			256	270
▫ **Total fixed assets**	**3,299**			**256**	**3,555**
Current assets					
Inventories	146				146
Accounts receivable	1,195			(251)	944
Cash and cash equivalents	404				404
▫ **Total current assets**	**1,745**			**(251)**	**1,494**
Current liabilities					
Deferred income	617			218	835
Trade creditors	268				268
Other current liabilities	468		(1)		467
▫ **Total current liabilities**	**1,353**		**(1)**	**218**	**1,570**
▫ **Working capital**	**392**		**1**	**(469)**	**(76)**
▫ **Capital employed**	**3,691**		**1**	**(213)**	**3,479**
▫ **Long-term liabilities**	**2,521**				**2,521**
Provisions					
Provision for pensions	227		(23)		204
Provision long service benefits			4		4
Other post employment obligations	28				28
Restructuring commitments	43				43
Deferred taxation	8	221	8	(213)	24
▫ **Total provisions**	**306**	**221**	**(11)**	**(213)**	**303**
Group equity					
Issued share capital	35				35
Share premium reserve	92				92
Non-distributable reserve for translation differences	–				–
Other reserves	734	(221)	12		525
Shareholders' equity	861	(221)	12	–	652
Minority interests	3				3
▫ **Total Group equity**	**864**	**(221)**	**12**	**–**	**655**
▫ **Total financing**	**3,691**	**0**	**1**	**(213)**	**3,479**

Consolidated income statement 2004	2004 Dutch GAAP	Business combinations IFRS 3	Taxation IAS 12	Sharebased payments IFRS 2	Employee Benefits IAS 19	2004 IFRSs
Revenues	3,261					3,261
Cost of sales	1,243					1,243
▪ **Gross result**	**2,018**					**2,018**
Sales costs	532					532
General and Administrative costs						
▪ General and Administrative operating expenses	965			3	2	970
▪ Amortization of goodwill and publishing rights	238	(173)				65
▪ Exceptional restructuring expense	44					44
▪ **Total operating expenses**	**1,779**	**(173)**		**3**	**2**	**1,611**
▪ **Operating income**	**239**	**173**		**(3)**	**(2)**	**407**
Results on disposals	71		3			74
Income from investments	6					6
Interest income	14					14
Interest expense	(111)					(111)
▪ **Income before taxation**	**219**	**173**	**3**	**(3)**	**(2)**	**390**
Taxation on income	(85)	(18)	22		1	(80)
Net results from associates	1					1
▪ **Income after taxation**	**135**	**155**	**25**	**(3)**	**(1)**	**311**
Minority interests	–					0
▪ **Net income**	**135**	**155**	**25**	**(3)**	**(1)**	**311**
Earnings per share (€)	0.46					1.05
Diluted earnings per share (€)	0.46					1.04

Consolidated balance sheet at December 31, 2004 and January 1, 2005	December 31, 2004 Dutch GAAP	Business combinations IFRS 3	Taxation IAS 12	Sharebased payments IFRS 2	Employee Benefits IAS 19 [1]	Presentation IAS 1 [1]
Fixed assets						
Intangible fixed assets	2,639	173	11			
Tangible fixed assets	208					
Financial fixed assets	97					176
▫ **Total fixed assets**	**2,944**	**173**	**11**			**176**
Current assets						
Inventories	134					
Accounts receivable	1,031					(123)
Cash and cash equivalents	687					
▫ **Total current assets**	**1,852**					**(123)**
Current liabilities						
Deferred income	586					219
Trade creditors	318					
Other current liabilities	800				(1)	12
▫ **Total current liabilities**	**1,704**				**(1)**	**231**
▫ **Working capital**	**148**				**1**	**(354)**
▫ **Capital employed**	**3,092**	**173**	**11**	**0**	**1**	**(178)**
▫ **Long-term liabilities**	**2,093**					
Provisions						
Provision for pensions	148				38	
Provision long service benefits					4	
Other post employment obligations	27					
Restructuring commitments	33					
Deferred taxation	10	18	207		(10)	(178)
▫ **Total provisions**	**218**	**18**	**207**		**32**	**(178)**
Group equity						
Issued share capital	36					
Share premium reserve	91					
Non-distributable reserve for translation differences	(148)					
Other reserves	661		(221)	3	(30)	
Net result for the year	135	155	25	(3)	(1)	
Shareholders' equity	775	155	(196)	0	(31)	
Minority interests	6					
▫ **Total Group equity**	**781**	**155**	**(196)**	**0**	**(31)**	
▫ **Total financing**	**3,092**	**173**	**11**	**0**	**1**	**(178)**

[1] The adjustments for employee benefits and presentation are updated when compared to the appendix to the 2004 Annual Report to reflect the adoption of IAS 19.93A, as endorsed by the EU in 2005.

Exchange rate differences	December 31, 2004 IFRSs	Financial instruments IAS 32/39	January 1, 2005 IFRSs
(11)	2,812		2,812
	208		208
	273	13	286
(11)	**3,293**	**13**	**3,306**
	134		134
	908	(11)	897
	687		687
	1,729	**(11)**	**1,718**
	805		805
	318		318
	811	(16)	795
	1,934	**(16)**	**1,918**
	(205)	**5**	**(200)**
(11)	**3,088**	**18**	**3,106**
	2,093	**12**	**2,105**
	186		186
	4		4
	27		27
	33		33
(12)	35	2	37
(12)	**285**	**2**	**287**
	36		36
	91		91
1	(147)		(147)
	413	4	417
	311		311
1	704	4	708
	6	–	6
1	**710**	**4**	**714**
(11)	**3,088**	**18**	**3,106**

Consolidated cash flow statement 2004	Dutch GAAP	Restatement	IFRSs
Operating income	239	168	407
Depreciation	103		103
Amortization of intangible fixed assets	238	(173)	65
Exceptional restructuring expense	44		44
Autonomous movements in working capital	107		107
Cash flow from operations	**731**	**(5)**	**726**
Paid financing costs	(62)		(62)
Paid corporate income tax	(83)		(83)
Appropriation of restructuring provisions	(55)	(5)	(60)
Other	3	5	8
	(197)	–	(197)
Cash flow from operating activities	**534**	**(5)**	**529**
Net expenditure fixed assets	(73)		(73)
Appropriation of acquisition provisions	(5)	5	–
Acquisition spending	(56)		(56)
Disposals of activities	(5)		(5)
Cash from derivatives	–	35	35
Cash flow investments	(139)	40	(99)
Cash flow surplus	**395**	**35**	**430**
Cash from derivatives	35	(35)	–
Movements in long-term loans	(418)		(418)
Movements in short-term borrowings	353		353
Dividend payments	(83)		(83)
Dividend on own shares	2		2
Cash flow financing	(111)	(35)	(146)
Net cash flow	**284**	–	**284**
Cash and cash equivalents as at January 1	404		404
Exchange differences on cash and cash equivalents	(1)		(1)
	403		403
Cash and cash equivalents as at December 31	**687**	–	**687**

Segment information	Dutch GAAP	Restatement	IFRSs
Revenues			
Health	623	–	623
Corporate & Financial Services	437	–	437
Tax, Accounting & Legal	596	–	596
Legal, Tax & Regulatory Europe	1,296	–	1,296
Education	309	–	309
Total revenues	**3,261**	**–**	**3,261**
Operating income			
Health	51	39	90
Corporate & Financial Services	58	14	72
Tax, Accounting & Legal	31	71	102
Legal, Tax & Regulatory Europe	97	35	132
Education	47	4	51
Corporate	(45)	5	(40)
Total operating income	**239**	**168**	**407**
Ordinary EBITA			
Health	103	–	103
Corporate & Financial Services	83	(1)	82
Tax, Accounting & Legal	139	(1)	138
Legal, Tax & Regulatory Europe	183	–	183
Education	52	–	52
Corporate	(39)	(3)	(42)
Total ordinary EBITA	**521**	**(5)**	**516**

Under IFRSs 2004 operating income is on balance €168 million higher due to the cancellation of the amortization of goodwill (€173 million), the increased pension costs at TAL (€1 million) and CFS (€1 million) and the costs of the share-based payments (€3 million) at Corporate, relating to the stock options that were granted in 2003.

Ordinary EBITA is restated for pension costs at TAL (€1 million) and CFS (€1 million) and costs of the share-based payments (€3 million) at Corporate regarding the stock options that were granted in 2003.

RECONCILIATION OF BENCHMARK FIGURES

Reconciliation between operating income and ordinary EBITA	Full Year 2004 Dutch GAAP	Restatement	IFRSs
Operating income	239	168	407
Amortization of intangible fixed assets	238	(173)	65
Exceptional restructuring expense	44	–	44
▫ **Ordinary EBITA**	**521**	**(5)**	**516**

Reconciliation between profit for the year and ordinary net income	Full Year 2004 Dutch GAAP	Restatement	IFRSs
Profit for the year	135	176	311
Amortization of intangible fixed assets	238	(173)	65
Tax on amortization	(21)	(4)	(25)
Exceptional other income/results from disposals (after taxation)	(70)	(3)	(73)
Exceptional restructuring expense (after taxation)	29	–	29
▫ **Ordinary net income** (B)	**311**	**(4)**	**307**

Reconciliation of ROIC	Full Year 2004 Dutch GAAP	Restatement	IFRSs
Ordinary EBITA	521	(5)	516
Allocated tax	(148)	1	(147)
▫ **Net Operating Profit After Allocated Tax (NOPAT)**	**373**	**(4)**	**369**
Average invested capital	5,468	(5)	5,463
ROIC (NOPAT / Average invested capital) (%)	6.8		6.8

Reconciliation between cash flow from operations and free cash flow	Full Year 2004 Dutch GAAP	Restatement	IFRSs
Cash flow from operating activities	534	(5)	529
Net expenditure fixed assets	(73)		(73)
Appropriation of acquisition provisions	(5)	5	–
▫ **Free cash flow**	**456**	–	**456**

Per share information	Dutch GAAP	Restatement	IFRSs
Weighted average number of shares (in millions) (D)	295.6	–	295.6
Diluted weighted average number of shares (in millions) (E)	310.1	–	310.1
Correction to income of 2.5% unsubordinated convertible bonds (net of taxes) on assumed conversion (F) (€million)	11.2	–	11.2
Ordinary EPS (B/D) (€)	1.05	(0.01)	1.04
Diluted ordinary EPS (minimum of ordinary EPS and [(B+F)/E]) (€)	1.04	(0.02)	1.02

Financial Statements of Wolters Kluwer nv



Financial Statements of Wolters Kluwer nv

Income statement Wolters Kluwer nv

	2005	2004
Results subsidiaries after tax	197	239
Other income after tax note 30	63	72
Profit for the year	**260**	**311**

Balance sheet Wolters Kluwer nv

before appropriation of results, as at December 31

	2005		2004	
Non-current assets				
Intangible assets	8		3	
Property, plant and equipment	2		2	
Financial assets note 31	2,311		2,465	
Deferred tax assets	–		20	
Total non-current assets		**2,321**		**2,490**
Current assets				
Accounts receivable note 32	1,350		373	
Cash and cash equivalents	315		604	
Total current assets	1,665		977	
Current liabilities note 33	1,249		523	
Working capital		416		454
Capital employed		**2,737**		**2,944**
Non-current liabilities				
Subordinated bonds	227		227	
Bonds	927		1,142	
Unsubordinated convertible bonds	–		422	
Perpetual cumulative subordinated bonds	225		225	
Derivative financial instruments	11		–	
Total non-current liabilities		1,390		2,016
Long-term debts to subsidiaries		235		220
Deferred tax liabilities		9		0
Provisions note 34		5		4
Shareholders' equity note 35		1,098		704
Total financing		**2,737**		**2,944**

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of Wolters Kluwer nv includes only the after-tax results of subsidiaries and other income after tax, as Wolters Kluwer nv's figures are included in the consolidated financial statements.

Notes to the Financial Statements of Wolters Kluwer nv

ACCOUNTING POLICIES

The financial statements of Wolters Kluwer nv are prepared in accordance with the Dutch Civil Code, Book 2, Title 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as applied for the consolidated financial statements. These accounting policies are described in page 74 to 86 of this annual report.
Subsidiaries are valued using the equity method, applying the European Union endorsed IFRSs accounting policies.
Any related party transactions between subsidiaries, associates, investments, and with members of the Supervisory Board and the Executive Board and the (ultimate) parent company Wolters Kluwer nv are conducted on an at arm's length basis with terms comparable to transactions with third parties.

CHANGES IN ACCOUNTING POLICIES IN 2005

As a result of the changes in the accounting policies as applied for the consolidated financial statements (see page 74 of this annual report), Wolters Kluwer nv has changed its accounting policies. This change is the result of the application of the regulations of section 362.8, Dutch Civil Code, Book 2. By applying these regulations reconciliation remains between shareholders' equity as reported in the consolidated financial statements and in the financial statements of Wolters Kluwer nv.

The financial statements of Wolters Kluwer nv were prepared in conformity with Dutch Generally Accepted Accounting Principles (Dutch GAAP) up to and including 2004. As the Company publishes comparative information for one year in its annual report, the transition date to IFRSs is January 1, 2004, and consequently the Company has restated its 2004 financials based on IFRSs, with the exception of IAS 32 and 39 that were adopted per January 1, 2005 (see note 29 of this annual report). The change in accounting policies has had effect on equity and profit for the year. The effect on equity as per January 1, 2004 is €(209) million and as per December 31, 2004 €(71) million and as per January 1, 2005 €(67) million. The effect on 2004 profit is €176 million.

Reconciliation of the financial statements from Dutch GAAP to IFRSs	Full Year 2004 Dutch GAAP	Restatement	IFRSs
Results subsidiaries after tax	61	178	239
Other income after tax	74	(2)	72
▫ **Profit for the year**	**135**	**176**	**311**

For the nature of the restatements we refer to note 29 of the consolidated financial statements.

	January 1, 2004			December 31, 2004			January 1, 2005	
Balance sheet Wolters Kluwer nv *before appropriation of results*	Dutch GAAP	Restatement	IFRSs	Dutch GAAP	Restatement	IFRSs	IAS 32/39	IFRSs
Non-current assets								
Intangible assets	3		3	3		3		3
Property, plant and equipment	2		2	2		2		2
Net asset value of subsidiaries	(531)	(204)	(735)	(363)	(87)	(450)	4	(446)
Long-term receivables from subsidiaries	3,250		3,250	2,779		2,779	–	2,779
Deferred tax asset			0		20	20	(1)	19
Derivative financial instruments		219	219		136	136	13	149
▫ **Total non-current assets**	**2,724**	**15**	**2,739**	**2,421**	**69**	**2,490**	**16**	**2,506**
Current assets								
Accounts receivable	521	(219)	302	543	(170)	373	(11)	362
Cash and cash equivalents	343		343	604		604		604
▫ **Total current assets**	**864**	**(219)**	**645**	**1,147**	**(170)**	**977**	**(11)**	**966**
▫ Current liabilities	290	(193)	97	777	(254)	523	(16)	507
▫ Working capital	574	(26)	548	370	84	454	5	459
▫ **Capital employed**	**3,298**	**(11)**	**3,287**	**2,791**	**153**	**2,944**	**21**	**2,965**
Non-current liabilities								
Subordinated bonds	410		410	227		227	0	227
Bonds	1,312		1,312	1,142		1,142	4	1,146
Unsubordinated convertible bonds	490		490	422		422	16	438
Perpetual cumulative subordinated bonds	225		225	225		225	(3)	222
▫ Total interest-bearing debt	2,437	0	2,437	2,016	0	2,016	17	2,033
Long-term debts to subsidiaries		193	193		220	220		220
Provisions	0	5	5	0	4	4		4
Shareholders' equity	861	(209)	652	775	(71)	704	4	708
▫ **Total financing**	**3,298**	**(11)**	**3,287**	**2,791**	**153**	**2,944**	**21**	**2,965**

note 30

Personnel Costs	2005	2004
Salaries and wages	23	22
Social security charges	2	2
Costs of defined benefit plans	1	1
Share based payments	12	11
Total	**38**	**36**

The costs of the share-based payments relate to the Long-Term Incentive Plans 2004-2006 and 2005-2007 and the 2003-2010 stock option plan of the entire Group.

For the remuneration of the Executive Board and the Supervisory Board, we refer to note 27 of the consolidated financial statements.

Financial Assets

note 31

Financial Assets	2005	2004
Subsidiaries	(642)	(450)
Long-term receivables from subsidiaries	2,931	2,779
Value at spot rate of forward exchange contracts	–	136
Derivative financial instruments	22	–
Total	**2,311**	**2,465**

Subsidiaries	2005	2004
Net asset value of subsidiaries as at January 1	(450)	(735)
Movements related to restatements	4	–
Movements related to results	197	239
Movements related to exchange differences	(85)	35
Movements related to capital payments	–	115
Movements related to dividend payments	(310)	(42)
Actuarial gain/(loss) on employee benefits	2	(62)
Net asset value of subsidiaries as at December 31	**(642)**	**(450)**

note 32

Accounts Receivable	2005	2004
Receivables from subsidiaries	1,212	219
Value at spot rates of forward exchange contracts	–	118
Derivative financial instruments	108	–
Current tax receivable	29	9
Other receivables	1	27
Total	**1,350**	**373**

Current Liabilities

note 33

Current Liabilities	2005	2004
Debts to subsidiaries	468	56
(Subordinated) bonds	661	353
Bank overdrafts	20	–
Derivative financial instruments	14	–
Interest payable	64	86
Other liabilities	22	28
Total	**1,249**	**523**

For an explanation on the non-current liabilities, we refer to note 19 of the consolidated financial statements

Provisions

note 34

Provisions	2005	2004
Provision for pensions	3	1
Provisions for restructuring commitments	2	3
Total	**5**	**4**

Shareholders' Equity

note 35

Statements of Changes in Equity of Wolters Kluwer nv	Issued share capital	Share premium reserve	Translation reserve	Reserve for own shares	Retained earnings	Un-distributed profit	Share-holders' equity
Balance as at January 1, 2004	**35**	**92**	**0**	**(53)**	**647**	**(69)**	**652**
Foreign exchange translation differences			(187)				(187)
Net gain/(loss) on hedge of net investment in foreign subsidiaries			40				40
Actuarial gain/(loss) on employee benefits					(59)		(59)
Taxation					17		17
Total income (loss) recognized directly in equity	0	0	(147)	0	(42)	0	(189)
Profit for the year						311	311
Total recognized income (loss)	0	0	(147)	0	(42)	311	122
Appropriation of profit previous year					(69)	69	0
Share-based payments				–	11		11
Cash dividend 2003	–	–	–	–	(81)		(81)
Stock dividend 2003	1	(1)	–	–	–	–	–
Balance as at December 31, 2004	**36**	**91**	**(147)**	**(53)**	**466**	**311**	**704**
Change in accounting policies	–	–	0	–	4		4
Balance as at January 1, 2005	**36**	**91**	**(147)**	**(53)**	**470**	**311**	**708**
Foreign exchange translation differences			252				252
Net gain/(loss) on hedge of net investment in foreign subsidiaries			(78)				(78)
Actuarial gain/(loss) on employee benefits					3		3
Taxation					(1)		(1)
Total income (loss) recognized directly in equity	0	0	174	0	2	0	176
Profit for the year						260	260
Total recognized income (loss)	0	0	174	0	2	260	436
Appropriation of profit previous year					311	(311)	–
Share-based payments					12		12
Cash dividend 2004					(69)		(69)
Stock dividend 2004	1	(1)					0
Exercise of share options	–	–	–	12	(1)		11
Other movements	–	–	58	–	(58)		0
Balance as at December 31, 2005	**37**	**90**	**85**	**(41)**	**667**	**260**	**1,098**

Supervisory Board
H. de Ruiter, *Chairman*
J.V.H. Pennings, *Deputy Chairman*
A. Baan
L.P. Forman
A.J. Frost
H. Scheffers
P.N. Wakkie

Executive Board
N. McKinstry, *Chairman*
B.L.J.M. Beerkens
J.M. Detailleur

Other Information on the Financial Statements

REPORT OF INDEPENDENT AUDITORS

Introduction

We have audited the financial statements of Wolters Kluwer nv for the year 2005. These financial statements consist of the consolidated financial statements and the Company financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as at December 31, 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and also comply with the financial reporting requirements included in Title 9 of Book 2 of the Dutch Civil Code as far as applicable. Furthermore we have established to the extent of our competence that the annual report is consistent with the consolidated financial statements.

Opinion with respect to the Company financial statements

In our opinion, the Company financial statements give a true and fair view of the financial position of the Company as at December 31, 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and also comply with the financial reporting requirements included in Title 9 of Book 2 of the Dutch Civil Code.

Furthermore, we have established to the extent of our competence that the annual report is consistent with the financial statements.

Amsterdam, February 28, 2006

KPMG Accountants N.V.
H.H.J. Dijkhuizen RA

APPROPRIATION OF PROFIT FOR THE YEAR

Article 29 of the Articles of Association

Paragraph 1. From the profit as it appears from the annual accounts adopted by the General Meeting, a dividend shall be distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank – weighted according to the number of days on which this interest rate applied – during the financial year or part of the financial year for which the dividend is distributed, increased by three. The dividend on the last-mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount. If in any financial year the distribution referred to in the first full sentence cannot be made or can only be made in part because the profits are not sufficient, the deficiency shall be distributed from the distributable part of the Company's equity. No further dividend shall be distributed on the preference shares.
Paragraph 2. Subsequently such allocations to reserves shall be made as the Executive Board shall determine, subject to the approval of the Supervisory Board.
Paragraph 3. Any balance remaining after that shall be distributed as dividend on the ordinary shares.
Paragraph 5. Distribution of profit shall be made after adoption of the annual accounts showing that it is permitted.
Paragraph 7. If a loss is suffered for any year that loss shall be transferred to a new account for set-off against future profits and for that year no dividend shall be distributed. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve, however, to wipe off such a loss by writing it off on a reserve that need not be maintained according to the law.

Article 30.2 of the Articles of Association

On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve on distributions in money or in the manner as referred to in Paragraph 1 to holders of ordinary shares against one or more reserves that need not be maintained under the law.

Proposed cash distribution

in millions of euros

	2005	2004
Proposed cash distribution	167	164
Total	**167**	**164**

Pursuant to Article 30 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution of €0.55 per share in cash or in shares (at a ratio to be determined and announced on May 5, 2006).

EVENTS AFTER BALANCE SHEET DATE

Acquisitions

NDC Information Management (Phoenix, AZ, USA)
On August 29, 2005, Wolters Kluwer announced its intention to acquire the Information Management business of NDCHealth Corporation (NDC-IM), a provider of healthcare information solutions. NDC-IM has approximately 380 employees and will become part of the Health division. The transaction was completed on January 6, 2006. NDC-IM has revenues of approximately $165 million (€140 million). The purchase price of $382 million (€324 million) will be paid in cash.
The purchase price has not been reflected in the balance sheet as per December 31, 2005, since the transaction was subject to approval of the shareholders of NDCHealth and Per-Se Technologies as well as other customary closing conditions.

ProVation (Minneapolis, MN, USA)
On January 4, 2006, Wolters Kluwer announced its intention to acquire ProVation Medical, Inc. This privately-held company provides medical documentation, coding and workflow solutions to hospitals and ambulatory surgery centers in the United States.
ProVation Medical will become part of Wolters Kluwer's Health division, has annual revenues of approximately $13 million (€11 million) and approximately 100 employees.

The fair values of the identifiable assets and liabilities of NDC-IM and ProVation Medical have not yet been determined and are consequently not presented in this annual report.



10 Year Key Figures

Key Figures	IFRS 2005	IFRS 2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [1]	1996 [1]
Revenues	3,374	3,261	3,436	3,969	3,837	3,664	3,081	2,739	2,364	1,958
Operating profit	432	407	91	264	459	514	692	600	504	381
Profit for the year, attributable to equity holders of the parent	260	311	(69)	382	140	186	358	309	263	217
Ordinary EBITDA	624	619	722	881	919	878	813	732	613	472
Ordinary EBITA	533	516	610	763	812	789	735	668	552	421
Ordinary net income	327	307	349	442	436	412	410			
(Proposed) Dividend/cash distribution	167	164	161	156	150	140	128	110	93	76
Dividend proposal in % of ordinary net income	51.3	53.4	46.1	35.3	34.4	34.0	31.2			
Pay out in % of profit for the year, attributable to equity holders of the parent	64.3	52.7	n.a.	40.8	107.1	75.3	35.7	35.7	35.4	35.1
Free cash flow	351	456	393	400	328	363	386			
Cash conversion (ratio)	1.06	1.26	1.09	0.91						
Equity attributable to equity holders of the parent	1,098	704	861	1,278	1,379	1,146	1,488	1,011	823	541
Guarantee equity [2]	1,551	1,162	1,499	2,100	2,200	1,744	2,089	1,616	1,243	731
Net (interest-bearing) debt [3]	1,637	1,527	1,900	2,664	2,821	2,614	2,363	2,202	1,659	1,364
Capital employed	2,878	3,088	3,691	4,590	4,779	3,951	4,132	3,531	2,668	2,141
Total assets	5,440	5,022	5,044	6,161	6,520	5,792	5,696	4,743	3,771	3,061
Amortization of goodwill, publishing rights and impairments	81	65	423	415	353	275	89	68	48	30
Net investments assets	86	73	92	147	151	124	117	74	96	51
Depreciation and amortization other intangible assets	91	103	112	118	107	89	78	64	60	51
As % of revenues										
Operating profit	12.8	12.5	2.6	6.7	12.0	14.0	22.5	21.9	21.3	19.5
Profit for the year, attributable to equity holders of the parent	7.7	9.5	(2.0)	9.6	3.7	5.1	11.6	11.3	11.1	11.1
Ordinary EBITDA	18.5	19.0	21.0	22.0	23.9	24.0	26.4	26.7	25.9	24.1
Ordinary EBITA	15.8	15.8	17.8	19.2	21.2	21.5	23.9	24.4	23.4	21.5
Ordinary net income	9.7	9.4	10.2	11.1	11.4	11.3	13.3			
ROIC	6.9	6.8	7.1	8.1						
Net interest coverage [4]	5.2	5.3	5.4	5.5	4.5	4.4	5.1	5.3	5.5	5.6
Net gearing [5]	1.5	2.2	2.2	2.1	2.0	2.3	1.6	2.2	2.0	2.5
Group equity to capital employed	0.38	0.23	0.23	0.28	0.29	0.29	0.36	0.29	0.31	0.25
Guarantee equity to total assets	0.29	0.23	0.30	0.34	0.34	0.30	0.37	0.34	0.33	0.24

Information per share (€)	IFRS 2005	IFRS 2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [1]	1996 [1]
On the basis of 'fully diluted':										
▪ Diluted earnings per share	0.85	1.04	(0.24)	1.30	0.52	0.68	1.29	1.12	0.96	0.80
▪ Diluted ordinary earnings per share	1.06	1.02	1.18	1.50	1.54	1.47	1.48	1.34	1.13	0.90
▪ Diluted free cash flow	1.14	1.51	1.32	1.36	1.17	1.30	1.39			
Weighted average number of shares, diluted (in million)	316.6	310.1	309.3	306.2	289.7	284.2	281.2	278.9	276.7	273.2
Ordinary earnings per share	1.08	1.04	1.20	1.56	1.55	1.48	1.48	1.34	1.13	0.90
Earnings per share	0.86	1.05	(0.24)	1.34	0.50	0.67	1.29	1.12	0.96	0.80
Free cash flow per share	1.16	1.54	1.36	1.41	1.16	1.30	1.39			
Dividend/cash distribution per share	[6] 0.55	0.55	0.55	0.55	0.53	0.50	0.46	0.40	0.34	0.28
Weighted average number of shares issued (x million)	302.4	295.6	289.8	284.3	281.8	279.4	277.2	274.8	272.7	270.0
Stock Exchange										
Highest quotation	17.45	15.55	17.35	26.45	33.00	44.30	48.56	45.72	33.09	26.43
Lowest quotation	13.31	11.90	8.66	13.40	20.51	20.10	27.30	28.54	23.84	16.93
Quotation as at December 31	17.08	14.77	12.40	16.60	25.60	29.04	33.60	45.58	29.71	26.04
Average daily trading volume Wolters Kluwer on Euronext Amsterdam nv number of shares (x 1,000)	1,393	1,245	1,660	1,129	2,037	2,750	2,160	2,100	1,492	1,192
Employees										
Headcount as at December 31	18,452	18,393	19,689	20,833	20,297	19,209	18,793	17,431	15,385	14,948
In full time equivalents as at December 31	17,419	17,515	18,687	19,617	19,317	18,269	17,812	16,505	14,538	14,010
In full time equivalents average per annum	18,467	18,270	19,540	20,284	19,766	19,009	17,452	16,297	14,543	13,768

[1] Figures for the years 1996-2001 have not been restated. Figures for the years 2002 and 2003 have been restated for Dutch GAAP changes. In 2005 IFRS has been applied. 2004 figures are restated for IFRS.

[2] The guarantee equity is defined as the sum of group equity, subordinated (convertible) bonds and perpetual cumulative bonds.

[3] The net (interest-bearing) debt is defined as the sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents and value of derivative financial instruments.

[4] Ratio between ordinary EBITA and net interest costs.

[5] Net gearing is defined as net (interest-bearing) debt divided by Group equity.

[6] Proposed dividend/cash distribution per share.

Information for Shareholders and Investors

The Company seeks to be thoroughly open with shareholders and the investment community, and is committed to the highest degree of transparency in our financial reporting. In 2005, the Company reported full quarterly results under IFRS and has increased the number of roadshows, one-on-one and group meetings with investors. Wolters Kluwer has developed a comprehensive program for communicating with investors that includes participating in selected sector-specific seminars throughout the year. The purpose of this program is to help investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large.

Activities in the year just ended included:

- A full presentation by management (video webcast) of half- and full-year results;
- Conference calls with management (audio webcast) providing first- and third-quarter results;
- Regular office and roadshow meetings with potential and existing shareholders and sell-side analysts covering the Company;
- Specific information for shareholders provided via the Investors section of www.wolterskluwer.com, which includes detailed financial information, strategy, archived copies of presentations, and webcasts delivered throughout the year.

2006 Calender

March 1	2005 Full-Year Results
March 27	Publication of 2005 Annual Report
April 26	Annual General Meeting of Shareholders
April 28	Ex-dividend quotation
May 10	2006 First-Quarter Results
August 2	2006 Second-Quarter Results
November 8	2006 Third-Quarter Results

Share information

in euros (unless otherwise indicated)	**2005**	2004
Diluted earnings per share	0.85	1.04
Diluted ordinary earnings per share	1.06	1.02
Diluted free cash flow per share	1.14	1.51
Basic earnings per share	0.86	1.05
Ordinary earnings per share	1.08	1.04
Free cash flow per share	1.16	1.54
Proposed dividend/cash distribution per share	0.55	0.55
Diluted weighted average number of shares	316.6	310.1
Weighted average number of shares	302.4	295.6
Highest quotation	17.45	15.55
Lowest quotation	13.31	11.90
Quotation at December 31	17.08	14.77
Average daily trading volume of Wolters Kluwer on Euronext Amsterdam nv number of shares (x1,000)	1,393	1,245

Highest and lowest quotation

in euros


2001
2002
2003
2004
2005
40
30
20
10
0
33.00
26.45
17.35
15.55
17.45
20.51
13.40
8.66
11.90
13.31
Highest quotation
Lowest quotation

Share price developments

since strategy update


October 30, 2003
December 31, 2004
December 31, 2005
17
16
14
12
11
Wolters Kluwer
AEX (rebased)
DJES Media (rebased)
DJS Media (rebased)

Capital stock

The ordinary shares have a nominal value of €0.12. The number of ordinary shares issued amounted to 304,400,933 on December 31, 2005 (December 31, 2004: 297,673,617).

The weighted average number of diluted ordinary shares used to compute the diluted per share figures was 316.6 million (2004: 310.1 million). Out of the money stock options are not included in this number. If these stock options are taken into account, the total weighted average number of diluted shares was 322.5 million (2004: 318.9 million).

Market capitalization at December 31, 2005

On the basis of ordinary shares issued: €5.2 billion (2004: €4.4 billion).

Geographical spread of Wolters Kluwer shares

Institutional investors hold the majority (75%) of the shares in Wolters Kluwer. With over 500 institutional investors in 25 countries, ownership is international in make-up. Investors in North America had an interest of 35% in the Company in 2005 (2004: 40%), while European shareholders held an interest of 64% (2004: 58%).

Below is a table showing the geographical spread of shareholders in approximate percentages on December 31, 2005, compared to the previous year.

Shareholders

in %	**2005**	2004
North America	35	40
The Netherlands	19	20
The United Kingdom	30	28
Belgium / Luxembourg	5	1
Switzerland	3	2
France	2	4
Scandinavia	1	–
Germany	4	2
Other	1	3
Total	**100**	**100**

Shareholders exceeding 5%

In accordance with the Major Holdings in Listed Companies Disclosure Act *(Wet Melding Zeggenschap)*:

- Internationale Nederlanden Groep nv: 9.4%, disclosed on February 28, 1992.

Listings

Capital stock:

- Amsterdam (Euronext Amsterdam: WLSNC.AS; stock code 39588, ISIN code NL0000395887);
- Frankfurt: depositary receipts for ordinary shares Wolters Kluwer
- U.S. (over-the-counter, WTKWY, CUSIP No. 977874 20 5): American Depositary Receipts.

ADR Trust Office:
Morgan Guaranty Trust Company of New York
60 Wall Street, New York, NY, 10260 United States

Other Wolters Kluwer securities

Wolters Kluwer Bonds listed in Amsterdam:

- 6.250% subordinated Wolters Kluwer nv Bonds, 1997/2007, NLG 500 million (€226 million) (ISIN code XS0076781425)
- 5.250% senior Wolters Kluwer nv Bonds, 1998/2008, NLG 500 million (€227 million) (ISIN code NL0000121911)
- 6.875% perpetual cumulative subordinated Wolters Kluwer nv Bonds 2001, €225 million (ISIN code NL0000119105)

Wolters Kluwer Bonds listed in Amsterdam and Luxembourg:

- 5.500% senior Wolters Kluwer nv Bonds, 1999/2006, €750 million issued; €214 million outstanding (ISIN code XS0101766110)
- 5.125% senior Wolters Kluwer nv Bonds, 2003/2014, €700 million (ISIN code XS0181273342)

Wolters Kluwer Convertible Bond listed in Amsterdam:

- 1.000% Convertible unsubordinated Wolters Kluwer nv Bonds, 2001/2006, €700 million issued; €422 million outstanding (ISIN NL0000119634)

Credit ratings

In 2005, rating agencies reviewed Wolters Kluwer's credit rating. Moody's Investors Service changed the rating from Baa1 with stable outlook to Baa1 with negative outlook, while Standard & Poor's maintained the rating at BBB+ with stable outlook.

Indices

in %	Weighting
AEX	1.30
Euronext Top 100	0.29
DJ Euro Stoxx Media	5.38
DJS Media	2.92
MSCI Euro	0.21
S&P Euro 350 Media	3.53

Wolters kluwer is included in approximately 50 equity indices.

Dividend

Wolters Kluwer will propose to the Annual General Meeting of Shareholders that will be held on April 26, 2006, to distribute a dividend of €0.55 per share for the year 2005. This is in line with the existing dividend policy to pay out a dividend of €0.55 per share, provided there is a minimum dividend cover of 1.5.

A dividend of €0.55 corresponds with a dividend yield over the closing share price of December 31, 2005, of 3.2%.

In line with previous years, and indicating a strong belief in the future of the Company, Wolters Kluwer proposes to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, shareholders will be asked to make their choice known. The stock dividend ratio will be set on May 5, 2006 (after the close of trading). The cash distribution will be payable as of May 9, 2006.

For more information, please visit www.wolterskluwer.com.

Outlook

In 2006, Wolters Kluwer will continue its transformation and build on the momentum created in 2005. The focus will remain on delivering strong and sustainable organic revenue growth, particularly with investments in online and software solution products, and a strong focus on customers. Wolters Kluwer will continue to execute its restructuring plans to support the integration of the business.

Organic revenue growth for 2006 will be between 2 and 3%, as Wolters Kluwer builds on its 2005 performance in all divisions. Guidance for margins is an improved level of 16.5 to 17%, with continued substantial investments in product development of approximately €270 million and expected cost savings of approximately €120 million. Wolters Kluwer expects continued solid free cash flow.

2006 Outlook and 2007 Guidance

Key Performance Indicators, in constant currencies [1]	2006	2007 onwards
Organic revenue growth	2-3%	4%
Ordinary EBITA margin	16.5-17%	19-20%
Cash conversion	95-105%	95-105%
Free cash flow	± €350 million	≥ €400 million
Return on invested capital % [2]	7%	[3] ≥ WACC
Diluted ordinary EPS [4]	€1.18-€1.23	€1.45-€1.55

[1] Constant rate EUR/USD = 1.25. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.

[2] After tax

[3] WACC (weighted average cost of capital) is currently 8% after tax

[4] Including acquisitions

The Divisions will build on the success of 2005 and increase their market positions. Growth expectations for Health are 3 to 5%; Corporate & Financial Services 4 to 6%, Tax, Accounting & Legal 3 to 4%, Legal, Tax & Regulatory Europe is expected to grow by 0 to 1% as the transformation of this Division continues, and finally, the Education division is expected to show improved performance of 1 to 2%.

Guidance per division

Organic revenue growth, in %	2006
Health	3-5
Corporate & Financial Services	4-6
Tax, Accounting & Legal	3-4
Legal, Tax & Regulatory Europe	0-1
Education	1-2

The strong foundation laid in 2005 gives confidence that Wolters Kluwer will achieve their 2006 targets.

Report of the Wolters Kluwer Preference Shares Foundation

Activities

The Board of the Preference Shares Foundation met twice in 2005. The annual figures of 2004, the half-year results of 2005, the general course of events at Wolters Kluwer, and the developments with respect to corporate governance were among the matters discussed. Furthermore, the composition of the Board of the Foundation was discussed. The Foundation acquired no preference shares during the year under review.

Exercise of the option

Wolters Kluwer and the Wolters Kluwer Preference Shares Foundation have concluded an agreement based on which the Foundation can take preference shares. This option on preference shares is at present the only measure Wolters Kluwer has left that could be considered as a potential protection against events that could threaten the continuity, independence, or identity of the Company. The Foundation is entitled to exercise the option on the preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of the exercise. Exercise of the option on the preference shares by the Foundation gives the Executive Board and the Supervisory Board the possibility to determine their position with respect to, for example, a party making a bid on the shares of Wolters Kluwer and its plans, and enables them to study alternatives.

Composition of the Board of the Foundation

In 2005 Messrs. S. Bergsma and E.J.J.C. van Groeningen retired because of their age. Messrs. R.P. Voogd and J.H.M. Lindenbergh have been appointed as new members of the Board. The Board of the Foundation consists entirely of persons having no association with Wolters Kluwer within the meaning of Appendix X to the General Rules Euronext Amsterdam Stock Market.

Amsterdam, February 28, 2006

Board of Wolters Kluwer Preference Shares Foundation
J.C.T. van der Wielen, *Chairman*
R.W.J.M. Bonnier
H.G. Bouwman
J.H.M. Lindenbergh
R.P. Voogd

Statement

The Executive Board of Wolters Kluwer nv and the Board of Wolters Kluwer Preference Shares Foundation hereby declare that, in their joint opinion, the requirements regarding the independence of the members of the Board of Wolters Kluwer Preference Shares Foundation, as laid down in Appendix X to the General Rules Euronext Amsterdam Stock Market, have been satisfied.

Amsterdam, February 28, 2006

Executive Board
Board of Wolters Kluwer Preference Shares Foundation

Report of the Wolters Kluwer Trust Office

Activities

The Board of the Trust Office met twice in 2005. The Board also attended the Annual General Meeting of Shareholders of April 14, 2005, and the Extraordinary General Meeting of Shareholders of August 15, 2005. Furthermore, a separate meeting of holders of depositary receipts was held on February 1, 2005. The meetings of the Board of the Trust Office were partly held in the presence of a member of the Executive Board. During the meetings of the Board of the Trust Office, the 2004 annual results and the 2005 half-year results were extensively discussed with a member of the Executive Board. Particular attention was paid to the execution of the strategy, progress of restructuring, acquisitions, and the performance of the divisions.

Prior to the Annual General Meeting of Shareholders of 2005, the Board of the Trust Office discussed the agenda for this meeting. On that occasion a member of the Executive Board answered many questions from the Board of the Trust Office. The Board of the Trust Office received voting instructions from approximately 4% of the capital entitled to vote. In addition, approximately 24% of the capital was present or represented by third parties. For the remaining holders of depositary receipts for ordinary shares, who were not present or represented at the meeting, the Board of the Trust Office could vote at its own discretion, taking into consideration the Articles of Association. Taking into account the publicly available information received prior to the Annual General Meeting of Shareholders, and the discussions at the meeting, the Board of the Trust Office decided after careful consideration to support all proposals. As also mentioned by the Chairman of the Board of the Trust Office during the meeting, the Board also took into consideration the fact that the vast majority of all voting instructions that had been given to the Board of the Trust Office by depositary receipt holders, were in favor of the proposals. During the Annual General Meeting of Shareholders the Chairman of the Trust Office played an active role, and among others asked a question about the remuneration policy. He also reacted on a question with respect to the future of the issuance of depositary receipts by the Trust Office. He indicated that if the participation in the meetings would continue to grow for a couple of years, the Board of the Trust Office would consider a proposal that would lead to termination of the issuance of depositary receipts.

The Board of the Trust Office was also present at the Extraordinary

General Meeting of Shareholders of August 15, 2005. At that meeting, Mr. Forman was appointed Supervisory Board Member. The Board of the Trust Office received voting instructions from approximately 20% of the capital entitled to vote. In addition, approximately 12% of the capital was present or represented by third parties. For the remaining holders of depositary receipts for ordinary shares, who were not present or represented at the meeting, the Board of the Trust Office could vote at its own discretion, taking into consideration the Articles of Association. The Board of the Trust Office supported the proposal to appoint Mr. Forman as member of the Supervisory Board. A consideration was again that the vast majority of all voting instructions that had been given to the Board of the Trust Office by depositary receipt holders were in favor of the appointment of Mr. Forman.

In line with Best Practice Provision IV.2.1 of the Dutch Corporate Governance Code, the Board of the Trust Office called for a meeting of holders of depositary receipts, which was held on February 1, 2005. At this meeting only 4.8% of the total capital of outstanding depositary receipts was present.
During this meeting, corporate governance was discussed. The vast majority of the capital present at the meeting expressed its confidence in the Board of the Trust Office. The official minutes drawn up by a civil law notary of the meeting have been published on the Company's website (www.wolterskluwer.com).

The Board of the Trust Office has taken note of the press release in which the Company announced to put forward a proposal to the Annual General Meeting of shareholders which will lead to the termination of the issuance of depositary receipts of ordinary shares by the Trust Office. The Board of the Trust Office will deliberate on this proposal and announce its position during the Annual General Meeting of Shareholders that will be held on April 26, 2006.

Mr. G.W.Ch. Visser, civil-law notary in Amsterdam, has executed the deeds for the amendment of the Articles of Association and the Trust Conditions in 2005. Furthermore, the official minutes of the meeting of holders of depositary receipts were drawn up under his responsibility. Apart from that the Trust Office did not use external advisors in 2005.

Corporate governance

The Board of the Trust Office agrees to the principle of the Dutch Corporate Governance Code that depositary receipts for ordinary shares are a means of preventing a (chance) minority of shareholders from controlling the decision-making process as a result of absenteeism at a General Meeting of Shareholders. The Trust Conditions and Articles of Association of the Trust Office were amended on January 13, 2005, to bring them fully in line with the Dutch Corporate Governance Code. All depositary receipt holders can in all circumstances and without limitation exchange their depositary receipts into ordinary shares and have the right to vote during shareholder meetings under all circumstances. Therefore, the depositary receipts are not an anti-takeover measure. The Board of the Trust Office would like to emphasize in this respect that although according to Dutch law it is still possible to use depositary receipts as anti-takeover measure in case of threat of an unfriendly takeover (by not allowing depositary receipt holders to vote in such case), the Trust Conditions state that, at Wolters Kluwer, no use will be made of this possibility in the law. Also in case of (a threat of) an unfriendly takeover, all depositary receipt holders will be allowed to vote without limitation. Furthermore, depositary receipt holders can give binding voting instructions

to the Board of the Trust Office or proxies to third parties to vote on their behalf. The Board of the Trust Office would like to encourage depositary receipt holders to use the possibility to vote, and supports simplifying the procedures as much as possible. In this respect it is noted that the Company has been using a record date for several years already. In line with the Dutch Corporate Governance Code, the new Articles of Association of the Trust Office explicitly stipulate that in exercising its voting rights, the Trust Office shall be primarily guided by the interests of the depositary receipt holders, taking the interests of the Company and its affiliated enterprises into account. All members of the Board of the Trust Office will be appointed by the Board of the Trust Office and are independent from the Company.
The Company provides the Board of the Trust Office with relevant information regularly. However, the Company shall not disclose information to the Trust Office that has not been made public.
In line with the Dutch Corporate Governance Code, the Board of the Trust Office will annually publish a report, which will be posted on the website of the Company. Other information available on the website includes the Trust Conditions, the Articles of Association of the Trust Office, information regarding the members of the Trust Office, and the rotation schedule of the Board of the Trust Office.

The annual remuneration for the members of the Board of the Trust Office is €9,000 for the Chairman and €7,000 for the other members. If the members of the Board attend more than three meetings a year, the Chairman will receive an additional compensation of €1,300 per meeting and the other members will receive an additional compensation of €1,000 per meeting. Other costs related to the Trust Office in 2005 are the administration costs (€52,496), insurance costs (€2,675), costs for the accountant (€4,600), and the costs related to the organization of the meeting of holders of depositary receipts (€13,042).

Composition of the Board of the Trust Office

In accordance with the rotation schedule, the term of Mr. H. Bolt expired in 2005. He was available for reappointment. In accordance with the Articles of Association, an advertisement was placed in two nationally-distributed Dutch newspapers and in the Official Price List of Euronext Amsterdam nv, in which the intention to reappoint Mr. Bolt was announced and in which the holders of depositary receipts were given the opportunity to recommend other persons in writing. Only one response was received. This response was taken into account by the Board of the Trust Office. After considering all relevant aspects, the Board of the Trust Office decided to reappoint Mr. Bolt as Board Member.

All members of the Board of the Trust Office are independent of the Company as stipulated in Appendix X to the General Rules Euronext Amsterdam Stock Market and Best Practice Provision IV.2.2 of the Dutch Corporate Governance Code. The members of the Board of the Trust Office have the following functions (including their most recent previous principle function):

Mr. S.D. de Bree
Former Chairman of the Executive Board of DSM nv; Chairman of the Supervisory Board of Stork nv; member of the Supervisory Board of Siemens Nederland nv; Board Member of Entergy Corporation; Chairman of the Boards of Stichting Preferente Aandelen Philips nv, and Stichting Administratiekantoor van Aandelen Koninklijke Grolsch.

Mr. H. Bolt
Former member of the Executive Board of CSM nv; Chairman of the Supervisory Board of Aegon Nederland nv; and Vice Chairman of the Supervisory Board of Schuitema nv.

Mr. S.C.J.J. Kortmann
Professor in Civil Law at the Radbout University Nijmegen; Chairman of the Board of the Research Centre Company and Law of this University; Deputy Justice of the Courts of Appeal of 's Hertogenbosch and Arnhem; member of the Supervisory Boards of SNS Reaal Groep nv, Kropman bv, and Dela Cooperatie; Chairman of the Boards of Stichting Administratiekantoor Preferente Aandelen Randstad Holding nv, Stichting Preferente Aandelen KPN, and Stichting Preferente Aandelen Fugro; member of the Boards of Stichting Continuïteit ING nv, Stichting Bescherming TNT, Stichting Administratiekantoor van Aandelen Koninklijke Grolsch, Stichting Administratiekantoor SNS Reaal Groep nv, Stichting Preferente Aandelen Koninlijke Nedlloyd Groep, and Stichting Preferente Aandelen DSM; as well as Chairman or member of Boards of various foundations focusing on educational programs for lawyers.

Mr. A.H.J. Risseeuw
Former Chairman of the Executive Board of Getronics nv; Chairman of the Supervisory Boards of KPN nv, Intergamma bv, and Groenveld bv; member of the Supervisory Boards of Heineken nv, and Blokker Holding bv; member of the Supervisory Board of TNO Delft; Chairman of the Board of Stichting Administratiekantoor ING nv, member of Stichting Administratiekantoor Preferente Aandelen Randstad Holding nv and member of the Advisory Board of Deloitte & Touche in Rotterdam.

Mr. J.F.Th. Vugts
Former Chairman of the Executive Board of SNS Reaal Groep nv; Chairman of the Supervisory Boards of Alewijnse Holding bv, DKZET Offsetrotatie bv, and MercaChem bv; member of the Supervisory Board of van Grinsven Drukkers bv, and Tennet bv; member of the Board of the Foundation Catholic University Nijmegen.

Depositary Receipts

Depositary receipts were issued and redeemed in 2005 as follows:

Depositary Receipts

Under administration at December 31, 2004	288,739,471
Depositary receipts issued in connection with stock dividend	6,488,959
Depositary receipts issued in exchange of registered shares	466,617
Depositary receipts redeemed	–
Under administration at December 31, 2005	295,695,047

Depositary receipts had been issued for 97% of the issued ordinary share capital at the balance sheet date.

Statement

The Executive Board of Wolters Kluwer nv and the Board of Wolters Kluwer Trust Office hereby declare that, in their joint opinion, the requirements regarding the independence of the members of the Board of the Foundation, as laid down in Appendix X to the General Rules Euronext Amsterdam Stock Market, have been satisfied.

Amsterdam, February 28, 2006

Executive Board
Board of Wolters Kluwer Trust Office

Board of Wolters Kluwer Trust Office
p/a Apollolaan 153
P.O. Box 75248
1070 AE Amsterdam
The Netherlands
trustoffice@wolterskluwer.com

Report of the Trustee

1% convertible unsubordinated bonds 2001 due 2006 of Wolters Kluwer nv, originally amounting €700 million.

In compliance with the provisions of III, article 2 of the trust deed executed before Mr. C.J. Groffen, civil-law notary practicing in Amsterdam, on November 30, 2001, we report as follows.

Unless previously purchased, redeemed, or converted as provided in the trust deed, the bonds will be redeemed at 107.88 % of their principal amount on November 30, 2006. Up to and including November 16, 2006, the bonds are convertible into depositary receipts, each issued for one ordinary share of Wolters Kluwer nv with a nominal value of €0.12, at a conversion price of €31. During the year, no bonds were purchased and cancelled by the Company and no bonds were converted into depositary receipts. At December 31, 2005 the amount outstanding of the bonds was €422,128,000.

In compliance with I, article 9 of the trust deed, a sufficient stock of depositary receipts has been deposited with the Trustee as is needed to enable complete conversion of all the bonds in issue.

Wolters Kluwer nv *is authorized to redeem all of the bonds outstanding:*

1. provided that, within a period of 30 consecutive trading days, the closing price of depositary receipts of Wolters Kluwer nv on Euronext Amsterdam for 20 trading days shall have been at least 130% of the then applicable conversion price;
2. if 85% of the bonds originally issued have been converted or purchased.

Upon the occurrence of a "Change of Control", referred to in I, articles 4.g, 5.c, and 17 of the trust deed, Wolters Kluwer nv will fix a date for early redemption of the bonds and notify the bondholders of such date and at the option of the bondholders redeem the bonds on the date fixed for redemption at its accreted principal amount on such date as stipulated in I, article 5 of the trust deed, together with interest accrued to such date.

Amsterdam, February 28, 2006

N.V. Algemeen Nederlands Trustkantoor ANT
L.J.J.M. Lutz

Divisional and Corporate Management

HEALTH



Jeffery McCaulley
Chief Executive Officer,
Wolters Kluwer Health
The United States, 1966

Jeff McCaulley has been CEO of the Wolters Kluwer Health division since December 2004. The division's focus is to drive medical excellence by empowering health professionals and institutions with the information they need to make critical decisions effectively and efficiently. Mr. McCaulley began his career with GE Medical Systems, where he held numerous positions of increasing responsibility over a 13-year period, including executive and senior executive positions. He last served as President and Chief Executive Officer of GE Clinical Services, the leading provider of comprehensive bio-medical services to the healthcare industry.

Prior to joining Wolters Kluwer, Mr. McCaulley was Vice President and General Manager of Medtronic Diabetes, a $650 million global business and the leader in the design, development, manufacturing and marketing of advanced device and information systems for the management of diabetes.

Mr. McCaulley is a summa cum laude graduate of the University of Cincinnati with a B.S. in Aerospace Engineering. He also has an Executive MBA from the Vanderbilt University, Owen Graduate School of Management.

CORPORATE & FINANCIAL SERVICES



Christopher A. Cartwright
Chief Executive Officer,
Wolters Kluwer Corporate & Financial Services, and
President, Wolters Kluwer North America Shared Services
The United States, 1965

Christopher Cartwright is CEO of the Wolters Kluwer Corporate & Financial Services division. Mr. Cartwright also serves as President of the Wolters Kluwer North America Shared Services group.

Prior to his appointment as CEO, Mr. Cartwright held several positions with Wolters Kluwer, including CEO of Wolters Kluwer Legal, Tax & Business North America, and President and CEO of CCH Legal Information Services. Under his leadership, CCH Legal Information Services experienced rapid organic growth, expanded its line of technology-based services and products, completed a series of successful acquisitions, and became one of Wolters Kluwer's most profitable companies worldwide.

Before joining Wolters Kluwer in 1997, Mr. Cartwright had served as a Senior Vice President for Christie's International Inc., where he was responsible for North American auction operations. Mr. Cartwright was previously a management consultant in the Strategic Management Services Group of Coopers & Lybrand.

Mr. Cartwright earned his bachelor's and master's degrees from the University of Texas at Austin, where he graduated with honors.

TAX, ACCOUNTING & LEGAL

Tax and Accounting



Kevin Robert
Chief Executive Officer, CCH Tax and Accounting
The United States, 1956

Prior to becoming CEO of Tax and Accounting, Kevin Robert was President and CEO of CCH Tax Compliance. During his more than 20 years with CCH, he has worked extensively in sales and marketing and was instrumental in the development and launch of such highly successful products as the company's first web-based research service, CCH Internet Tax Research NetWork, and the company's core tax preparation software product, ProSystem fx Tax. In addition, he was Director of Customer Service for CCH INCORPORATED, implementing new order management and customer service systems.

Mr. Robert holds a bachelor's degree from the University of New Orleans and an MBA from Pepperdine University, Malibu, California.

Law & Business



Robert Becker
Chief Executive Officer, Wolters Kluwer Law & Business
The United States, 1954

Robert Becker has been CEO of Wolters Kluwer Law & Business since July 2003. His extensive leadership experience in the global media and information services industry includes 13 years at The Thomson Corporation, where he served as CEO of various units. Before joining Thomson, Mr. Becker was senior vice president of Finance & Customer Operations/CFO at Warren, Gorham and Lamont, Inc.

Mr. Becker holds a bachelor's degree of Science from Marquette University and an MBA from the University of Connecticut.

LEGAL, TAX & REGULATORY EUROPE



Rolv Eide
Chief Executive Officer, Wolters Kluwer Legal, Tax & Regulatory Europe
Norway, 1954

Rolv Eide has been CEO of Wolters Kluwer Legal, Tax & Regulatory Europe since November 2003. He joined Wolters Kluwer from Tele Atlas Europe, where he was Chief Operating Officer since 2001. From 1985 to 2001, he worked with Dun & Bradstreet, concluding his service there as Executive Vice President. His extensive experience throughout Europe includes the development of electronic platforms for corporate customers in search of critical business information. His knowledge of business and technology is helping to advance the division's strategy to expand its market positions and increase operational efficiencies across Europe through shared services.

Mr. Eide holds a degree in Business Administration from the University of Stockholm.

EDUCATION



Fred Grainger
Chief Operating Officer, Wolters Kluwer Education
The United Kingdom, 1953

Prior to becoming COO of Education in September 2005, Fred Grainger served as CEO of Nelson Thornes. Before joining Wolters Kluwer in 2003, Mr. Grainger was President and CEO of the Global English Corporation (U.S.), the world's largest online, subscription-based English-language service provider. In this role, he created and oversaw the company's highly successful strategy to extend into the corporate educational market and established the company as the number one provider worldwide in its industry.

From 1994 until 1999, Mr. Grainger was active in several leadership roles

at The Thomson Corporation; among them, CEO of Alignmark Information Publishing (U.S.), Vice President of Strategy and Business Development for the International and Media Division (U.S.), and CEO of Thomson/Yorkshire TV joint venture (now Granada Learning), which he created and which became the powerhouse multimedia education publisher in the United Kingdom. Mr. Grainger was also the founder and CEO of Interactive Learning Productions. Early in his career, he was a mathematics teacher and lecturer, and senior research associate of The Interactive Learning Project. He has been at the forefront of electronic and print-based publishing for over 20 years.

CORPORATE STAFF

Senior Vice President, Accounting & Control
Matthijs Lusse

Senior Vice President, Human Resources
Kathy Baker

Senior Vice President, Operational Auditor
Paul Kooijmans

Senior Vice President, Strategy
Andres Sadler

Contact Information

CORPORATE

Wolters Kluwer nv
Apollolaan 153
P.O. Box 75248
1070 AE Amsterdam
The Netherlands

Tel: +31 20 6070 400
Fax: +31 20 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Amsterdam Chamber of Commerce
Trade Registry No. 33.202.517

Investor Relations
Vice President, Investor Relations
Oya Yavuz
Tel: +31 20 6070 407
Fax: +31 20 6070 499
ir@wolterskluwer.com

Corporate Media Relations
Vice President, Corporate Communications
Caroline Wouters
Tel: +31 20 6070 459
Fax: +31 20 6070 490
press@wolterskluwer.com

Corporate Human Resources
Senior Vice President, Human Resources
Kathy Baker
hr@wolterskluwer.com

DIVISIONS

Health
Media Relations
Director, Corporate Communications
Connie Hofmann
connie.hofmann@wolterskluwer.com

Corporate & Financial Services
Media Relations
Director, Corporate Communications
Peggy Wilson
pr@bankerssystems.com

Tax, Accounting & Legal
Media Relations
Director, Corporate Communications
Leslie Bonacum
mediahelp@cch.com

Legal, Tax & Regulatory Europe
Media Relations
Communications Manager
Yvette van Braam Morris
press@wolterskluwer.com

Education
Media Relations
Public Relations Manager
Claire Martin
cmartin@nelsonthornes.com

OTHER

Stichting Administratiekantoor Wolters Kluwer (Wolters Kluwer Trust Office)
c/o Algemeen Nederlands Trustkantoor ANT
Herengracht 420
P.O. Box 11063
NL 1001 GB Amsterdam
The Netherlands
trustoffice@wolterskluwer.com

Auditor
KPMG Accountants nv
Burgemeester Rijnderslaan 20, Amstelveen
P.O. Box 74500
1070 DB Amsterdam
The Netherlands
www.kpmg.com
info@kpmg.com

American Depositary Receipts Trust Office
Morgan Guaranty Trust Company of New York
60 Wall Street
New York, NY 10260
United States
www.adr.com

2006 Calendar

March 1	2005 Full-Year Results
March 27	Publication of 2005 Annual Report
April 26	Annual General Meeting of Shareholders Amsterdam – Okura Hotel
April 28	Ex-dividend quotation
May 10	2006 First-Quarter Results
August 2	2006 Second-Quarter Results
November 8	2006 Third-Quarter Results

Index

About this report

This annual report is available in print in Dutch and English
The English version is also available at www.wolterskluwer.com.

The Dutch version of the annual report prevails in the event of inconsistencies.

Production
Wolters Kluwer
Corporate Communications

Translation
Tadema & Van der Weert vertalingen

Photography
Taco Anema

Lay-out & Design
Design Studio Hans Kentie BNO

Lithography
Nederlof Repro

Printing
Grafisch Bedrijf Tuijtel

Binding
Hexspoor

Paper
This annual report is printed on
Arctic The Volume Paper;
FSC and PEFC certified,
produced by Arctic Paper

For more information on Wolters Kluwer
visit www.wolterskluwer.com,
or contact Corporate Communications at
info@wolterskluwer.com;
+ 31 20 6070 400

Forward-Looking Statements

This annual report contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties, that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive.
Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For a full overview of addresses, customer services, and resources, visit www.wolterskluwer.com

Overview of Wolters Kluwer Divisions, Business Units, and Brands

With operations in Argentina, Australia, Brazil, China, Europe, India, Japan, New Zealand, the United States

Pharma Solutions

- Adis
- Source®

Medical Research

- Boucher Communications
- Lippincott Williams & Wilkins
- Ovid

Professional & Education

- IFI Patent Intelligence
- Lippincott Williams & Wilkins

Clinical Solutions

- Clin-eguide
- Facts & Comparisons
- Medi-Span
- ProVation Medical
- SKOLAR

With operations in the United States

Corporate Legal Services

- BizFilings
- CCH Corsearch
- Summation Legal Technologies
- Tripoint
- TyMetrix
- UCC Direct Services

Financial Services

- Atchley Systems
- AuthenticWeb
- Bankers Systems
- CCH Capital Changes
- CCH® INSURANCE SERVICES
- CCH® Wall Street
- Compliance University™
- GainsKeeper®
- NILS INSource
- PCi Corporation
- Uniform Forms
- VMP® Mortgage Solutions


Amsterdam

WOLTERS KLUWER TRANSPORT SERVICES

With operations in Europe

- Austria: Jugend & Volk
- Belgium: Wolters Plantyn
- Germany: Bildungsverlag EINS, Digital Spirit
- Hungary: Müszaki Kiadó
- Netherlands: Wolters-Noordhoff
- Sweden: Liber
- United Kingdom: Nelson Thornes

With operations in Europe

- Nolis
- Teleroute
- Transwide

Amsterdam

OLTERS KLUWER
X, ACCOUNTING & LEGAL

ith operations in Australia, Canada, China, urope, India, Japan, Malaysia, New Zealand, ingapore, the United States

x and Accounting

- CCH
- ProSystem *fx*

w & Business

- Aspen
- CCH
- Kluwer Law International
- Loislaw

WOLTERS KLUWER
LEGAL, TAX & REGULATORY
EUROPE

With operations in Europe

Belgium

- Kluwer

Central and Eastern Europe

- Czech Republic: ASPI
- Hungary: CompLex
- Poland: ABC, LEX, PWP
- Romania: EON, Rosetti
- Slovakya: IURA
- Wolters Kluwer Russia

ance

- Editions Dalian
- Groupe Liaisons
- Lamy
- Wolters Kluwer France

rmany

- AnNoText
- Carl Link
- CW Haarfeld
- Deutscher Wirtschaftsdienst
- Luchterhand
- Verlag Praktischen Wissen
- Verlag R.S. Schulz
- Werner Verlag
- Wolters Kluwer Deutschland

Italy

- CEDAM
- De Agostini Professionale
- IPSOA
- UTET Professionale
- Wolters Kluwer Italia

Netherlands

- Kluwer

Scandinavia

- Akelius
- Fritzes
- Magnus Informatik
- Norstedts Juridik

Spain

- A3 Software
- CISS
- ECOIURIS
- Especial Directivos
- LA LEY
- Praxis
- Wolters Kluwer España
- Wolters Kluwer Portugal

United Kingdom

- CCH
- Croner
- Wolters Kluwer U.K.



Wolters Kluwer

www.wolterskluwer.com

Agenda
Annual General Meeting
of Shareholders

Proposal to amend the Articles of Association


Wolters Kluwer



Agenda

Agenda for the Annual General Meeting of Shareholders
Wolters Kluwer nv, to be held on Wednesday,
ril 26, 2006, at 11:00 a.m. in the Okura Hotel,
rdinand Bolstraat 333, Amsterdam, the Netherlands

Agenda

1 **Opening**

2 **Annual Report 2005**

a Report of the Executive Board for 2005

b Report of the Supervisory Board for 2005

3 **Financial statements 2005 and dividend**

a Proposal to adopt the financial statements for 2005 as included in the annual report for 2005*

b Proposal to distribute a dividend of € 0.55 per ordinary share in cash or, at the option of the holders of (depositary receipts for) ordinary shares, in the form of (depositary receipts for) ordinary shares*

4 **Proposal to release the members of the Executive Board and the Supervisory Board from liability for their respective duties**

a Proposal to release the members of the Executive Board from liability for their duties, as stipulated in Article 28 of the Articles of Association*

b Proposal to release the members of the Supervisory Board from liability for their duties, as stipulated in Article 28 of the Articles of Association*

5 **Proposal to amend the Articles of Association***

6 **Composition of the Supervisory Board**

a Proposal to reappoint Mr. A. Baan as member of the Supervisory Board*

b Proposal to appoint Mr. S.B. James as member of the Supervisory Board*

7 **Proposal to extend the authority of the Executive Board**

a to issue shares and/or grant rights to subscribe for shares*

b to restrict or exclude pre-emptive rights*

8 **Proposal to authorize the Executive Board to acquire own shares***

9 **Language of the annual report and the financial statements included therein***

10 **Any other business**

11 **Closing**

* Items put on the agenda for voting.

The other items are on the agenda for discussion only.

Agenda
Annual General Meeting of Shareholders

Wolters Kluwer

Explanatory Notes to the Agenda

3 ***Financial statements 2005 and dividend***

These agenda items include the proposal to adopt the financial statements for 2005 as included in the annual report for 2005, and to distribute a dividend of € 0.55 per ordinary share in cash or, at the option of the holders of (depositary receipts for) ordinary shares, in the form of (depositary receipts for) ordinary shares, chargeable to the share premium reserve, or if preferred, the other reserves. This is in line with the policy on additions to reserves and on dividend that was discussed during the General Meeting of Shareholders in 2005. The policy has not been changed this year.

4 **Proposal to release the members of the Executive Board and the Supervisory Board from liability for their respective duties**

The proposals to release the members of the Executive Board and the members of the Supervisory Board from liability for their respective duties are separate agenda items. It is proposed that the members of the Executive Board and the members of the Supervisory Board be released from liability for their respective duties, insofar as the exercise of such duties is reflected in the financial statements or information otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the financial statements. The scope of a release from liability shall be subject to limitations by virtue of the law.

5 **Proposal to amend the Articles of Association**

It is proposed to terminate the administration of shares. As a consequence thereof, the Articles of Association of Wolters Kluwer nv shall be amended. An explanatory note to the proposed amendment to the Articles of Association can be found below.

The proposed amendment to the Articles of Association and the explanatory note are also available for inspection at the offices of Fortis Bank (Nederland) nv, Rokin 55, Amsterdam, the Netherlands, and at the offices of Wolters Kluwer nv, Apollolaan 153, Amsterdam, the Netherlands. These documents can be collected free of charge at the aforementioned addresses. It is also possible to ask for these documents by telephone at the ABN AMRO Servicedesk, telephone + 31 (0)76 579 9455 and also in writing or by telephone at Wolters Kluwer nv, Corporate Communications Department, P.O. Box 75248, 1070 AE Amsterdam (telephone + 31 (0)20 607 0469, fax +31 (0)20 607 0490, e-mail info@wolterskluwer.com). The documents are also available on the website: www.wolterskluwer.com.

6 **Composition of the Supervisory Board**

Mr. De Ruiter, Chairman of the Supervisory Board, will retire after the General Meeting of Shareholders on April 26, 2006, because he has served on the Supervisory Board for the maximum period of three four-year terms. In accordance with the Articles of Association, the Supervisory Board appoints, from its midst, a Chairman. The Supervisory Board has decided to appoint Mr. A. Baan as new Chairman of the Supervisory Board. According to the rotation schedule, Mr. Baan's current term expires in 2006. He is available for reappointment. The appointment of Mr. Baan as Chairman thus is subject to his reappointment as member of the Supervisory Board (see below, agenda item 6a). Furthermore, the Supervisory Board proposes to appoint Mr. S.B. James as new member of the Supervisory Board, to fill the vacancy that will be created due to the retirement of Mr. De Ruiter (see below, agenda item 6b).

a *Proposal to reappoint Mr. A. Baan as member of the Supervisory Board*

Mr. A. Baan is due to retire by rotation and is available for reappointment. Based on Article 21(4) of the Articles of Association, the Supervisory Board makes a recommendation to reappoint Mr. Baan, in view of his broad international general management experience, among others in the field of technology. Mr. Baan was born in 1942 and has Dutch nationality. He is a member of the Selection and Remuneration Committee and the Audit Committee of Wolters Kluwer nv. Mr. Baan is a former member of the Executive Board of Royal Philips Electronics nv. He is a member of the Supervisory Boards of Océ nv, Hagemeyer nv, and Koninklijke Volker Wessels Stevin nv, non-executive director on the Boards of ICI Ltd. (United Kingdom), Port of Singapore Authority Europe Ltd., and International Power Plc (United Kingdom), and Chairman of the Supervisory Committee of the Authority for the Financial Markets, the Netherlands. Mr. Baan holds no (depositary receipts for) ordinary shares in the Company.

b *Proposal to appoint Mr. S.B. James as member of the Supervisory Board*

To fill the vacancy created due to the retirement of Mr. De Ruiter, the Supervisory Board, based on article 21(4) of the Articles of Association, makes a recommendation to appoint Mr. S.B. James as member of the Supervisory Board, in view of his broad international general management experience and his knowledge of the health care sector. Mr. James was born in 1948 and has Australian nationality. Mr. James is former Group Managing Director and Chief Executive Officer of Mayne Group Limited (Australia). Mr. James holds no (depositary receipts for) ordinary shares in the Company.

7 **Proposal to extend the authority of the Executive Board**

a *to issue shares and/or grant rights to subscribe for shares*

Proposal to extend the Executive Board's authority for a period of 18 months, starting April 26, 2006, subject to the approval of the Supervisory Board, to issue shares and/or grant rights to subscribe for shares, up to a maximum of 10% of the issued capital on April 26, 2006, to be increased by a further 10% of the issued capital on April 26, 2006, in case the issuance of shares is effectuated in connection with, or on the occasion of, a merger or acquisition.

b *to restrict or exclude pre-emptive rights*

Proposal to extend the Executive Board's authority for a period of 18 months, starting April 26, 2006, subject to the approval of the Supervisory Board, to restrict or exclude the pre-emptive rights of holders of ordinary shares when ordinary shares are issued and/or rights to subscribe for ordinary shares are granted based on the authority requested in agenda item 7a, up to a maximum of 10% of the issued capital on April 26, 2006, to be increased by a further 10% of the issued capital on April 26, 2006, in case the issuance of shares is effectuated in connection with, or on the occasion of, a merger or acquisition.

8 **Proposal to authorize the Executive Board to acquire own shares**

Proposal to authorize the Executive Board for a period of 18 months, starting April 26, 2006, to acquire for a consideration on the stock exchange or otherwise the Company's own paid-up shares or their depositary receipts, up to the statutory maximum of 10% of the issued capital on April 26, 2006, in the case of (depositary receipts for) ordinary shares at a price between the nominal stock value of the shares and 110% of the closing price of the (depositary receipts for) ordinary shares on the stock exchange of Euronext Amsterdam nv on the day preceding the day of purchase as reported in the Official Price List of Euronext Amsterdam nv, and in the case of preference shares at their nominal value.

9 **Language of the annual report and the financial statements included therein**

It is proposed that English be designated as the official language of the annual report and the financial statements included therein with effect from the 2006 financial year, in view of the international character of the Company and the financial markets, the international spread of the Company's shareholders, the international composition of the Executive Board and the Supervisory Board, and the fact that English is generally accepted as the language of international business. Since the entire annual report is prepared in English, designating English as the official language of the annual report will prevent potential conflicts of interpretation in the translation. A Dutch-language report will be provided in the coming years.

Explanation of the proposed amendments to the Articles of Association of Wolters Kluwer nv, to be submitted for a decision of the Annual General Meeting of Shareholders to be held on April 26, 2006

General

The Executive Board proposes, with the approval of the Supervisory Board, to amend the Articles of Association of Wolters Kluwer in order to reflect the fact that the administration of ordinary registered shares in the capital of Wolters Kluwer by the Wolters Kluwer Trust Office *(Stichting Administratiekantoor Wolters Kluwer)*, herein after referred to as the "Administratiekantoor" will be terminated. With the termination of the administration, the structure of Wolters Kluwer is brought even more in line with what is currently considered desirable in the area of corporate governance. Also, the amendment of the Articles of Association provides for a dematerialization of shares, as a result of which all the ordinary registered shares (insofar as these are currently held by the Administratiekantoor) will be included in the deposit securities system, as provided for in the Securities Giro Transactions Act *(Wet giraal effectenverkeer)*. Finally, a number of technical amendments will be proposed.

Amendments related to the termination of administration

As the administration of ordinary registered shares in the capital of Wolters Kluwer by the Administratiekantoor will be terminated, the Articles of Association of Wolters Kluwer will no longer contain any references to depositary receipts for shares issued with cooperation of Wolters Kluwer and to holders of such depositary receipts. In connection with this amendment, a provision has been added to the Articles of Association that Wolters Kluwer shall not cooperate in the issuance of depositary receipts for shares (article 14(10), proposal to amend the Articles of Association).

Upon termination of the administration, all depositary receipts shall be cancelled in exchange for the transfer of the corresponding shares to the current holders of depositary receipts (for the way in which this shall be effectuated, see below under "Dematerialization of ordinary registered shares"). The depositary receipts shall consequently be withdrawn from listing, and the corresponding shares shall be listed instead.

By virtue of the termination of the administration, the current holders of depositary receipts shall become shareholders. This does not actually change their rights (such as the right to attend meetings, to receive dividend and other distributions), on the understanding that from then on they shall directly hold the voting rights attached to the shares they hold.

The termination of the administration shall not have any consequences for Wolters Kluwer's American Depositary Receipts Program.

Dematerialization of ordinary registered shares

Current developments in Europe and the national capital market have lead to a growth of cross-border securities transactions and related cross-border settlement of such transactions, for which the deposit securities system is of great significance. Euronext aims to realize a complete conversion to a deposit securities system for all Dutch securities.

It is proposed – in connection with the termination of the administration – to include all ordinary registered shares in the capital of Wolters Kluwer, as currently held by the Administratiekantoor, in the deposit securities system referred to in the Securities Giro Transactions Act by transferring them to Euroclear Nederland or an associated institution *(aangesloten instelling)* as specified in the Securities Giro Transactions Act. The Articles of Association shall refer to these shares as "deposit shares".

The deposit shares will be recorded in the register of shareholders of Wolters Kluwer in the name of Euroclear Nederland or the associated institution concerned within the meaning of the Securities Giro Transactions Act. With regard to current holders of bearer depositary receipts, who will become shareholders as a result of the termination of administration, their ownership of shares will appear from their securities accounts with an associated institution within the meaning of the Securities Giro Transactions Act. Current holders of ordinary registered shares will, just as before, be recorded in the register of shareholders in their own names.

In principle, deposit shares shall not be delivered out of the deposit securities system and the recording of a holder of such shares in the register of shareholders is not possible, except with the consent of the Executive Board (article 14(4), proposal to amend the Articles of Association). The Executive Board shall grant such consent in any event if the relevant request for delivery is made by a person who, as a result of the delivery, would become a direct holder of at least 1% of the issued capital of Wolters Kluwer or whose interest, as a result of the delivery, would increase such holding. According to Section 26(2) of the Securities Giro Transactions Act, such provision in the Articles of Association takes effect at the earliest six months after the Executive Board has published the content of that provision in at least one national daily newspaper.

Technical amendments

- The use of the terms "General Meeting" and "General Meeting of Shareholders" in the Articles of Association has been brought in line with the meaning given to them in the article "Definitions".
- An addition is made to article 14(8) of the proposal to amend the Articles of Association, stating that at the time of creation of a pledge on shares it can be decided that the right to vote attached to those shares shall be vested in the pledgee. After the amendment of the Articles of Association has become effective, the issued capital of Wolters Kluwer shall mainly consist of deposit shares. For deposit shares, governed by the Securities Giro Transactions Act, there is not much point in providing in the Articles of Association that the right to vote attached to shares cannot be transferred to the pledgee upon the creation of a pledge, since the creation of a pledge on deposit shares shall be effectuated in accordance with the provisions of the Securities Giro Transactions Act, just as the transfer of such shares shall be.
- Article 26 (re. Indemnity)(6) of the proposal to amend the Articles of Association has been worked out in more detail to provide that, in the event that an insurer refuses (in part) to provide cover for claims and expenses while in the opinion of Wolters Kluwer an entitlement to such coverage does exist, Wolters Kluwer still shall indemnify a director, on the condition that the director concerned assigns his entitlement towards the insurer concerned to Wolters Kluwer.
- The provisions of article 37 of the Articles of Association on rights to attend meetings and admission to General Meetings of Shareholders are amended to reflect current practice.
- The provisions in the Articles of Association on the filing of documents are brought in line with the provisions of the General Rules Euronext Amsterdam Stock Market *(Algemeen Reglement Euronext Amsterdam Stock Market)* (to replace the earlier Listing and Issuing Rules *(Fondsenreglement)* of Euronext Amsterdam N.V.) (see article 27(6), article 33(4), and article 40(3) of the proposal to amend the Articles of Association). Also, the term "General Rules" *(Algemeen Reglement)* has been added to the article "Definitions". The obligation as laid down in article 40(2) (new) is based on the General Rules.

Proxy

The proposal to amend the Articles of Association also includes the granting of a power of attorney to each member of the Executive Board, to the secretary of Wolters Kluwer and to each (deputy) civil law notary and notarial assistant of Allen & Overy LLP, attorneys-at-law, civil law notaries, and tax advisors in Amsterdam, to apply for the required ministerial statement of no objection to the draft notarial deed of amendment of Articles of Association and to have that notarial deed executed.

Proposed amendment to the Articles of Association of Wolters Kluwer nv, with its official seat in Amsterdam

Office translation

In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation, and if they do, the Dutch text will govern by law.
In this document, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

The following proposal contains two columns. The text of the articles of association to be amended is stated in the first column and the text of the proposed amendments is stated in the second column. If only one word or a few words of an article or a paragraph are amended, the relevant amendment is printed in bold in the second column. In addition to this proposal, general explanatory notes explaining the key issues of the proposed amendments are available separately.

Current text	Proposed new text
Definitions	
a *Company:* Wolters Kluwer N.V., established in Amsterdam;	
b *"Raad van Bestuur" [Executive Board]:* the Executive Board of the Company;	
c *"Raad van Commissarissen" [Supervisory Board]:* the Supervisory Board of the Company;	
d *General Meeting:* the body that is formed by shareholders entitled to vote and other persons in the Company entitled to attend meetings;	
e *General Meeting of Shareholders:* the meeting of shareholders and other persons with meeting rights [vergaderrechten] of the Company;	
f *shares and shareholders*: ordinary shares and preference shares and holders of those shares, unless the opposite appears from the text;	f *shares and shareholders:* ordinary shares and preference shares **in the capital of the Company** and holders of those shares, unless the opposite appears from the text;
g *depositary receipts:* depositary receipts of shares issued by the Company. Unless the opposite appears they shall include depositary receipts that have not been issued with the co-operation of the Company;	*to be deleted;*
h *holders of depositary receipts:* holders of depositary receipts issued with the co-operation of the Company. Unless the opposite appears they shall include those persons who, as a result of a usufruct created on shares, have the rights that the law grants holders of depositary receipts;	*to be deleted;*
	g *deposit shares (girale aandelen):* ordinary shares which are included in the deposit system of the Securities Giro Transactions Act *(Wet giraal effectenverkeer).* Unless the context of these articles of association or the law requires otherwise, the book-entry rights of a Euroclear-participant in respect of deposit shares shall be considered shares for the purpose of these articles of association;
i annual accounts: the balance sheet, profit and loss account and the notes to these documents, both in the form in which they have been prepared by the Executive Board and in the form in which they have been adopted by the General Meeting;	h *unchanged former letter i;*
j *auditor:* a "registeraccountant" [chartered accountant] or other expert as referred to in section 393 of Book 2 of the Civil Code;	i *unchanged former letter j;*
k *annual meeting:* the General Meeting of Shareholders intended for the discussion and adoption of the annual accounts;	j *unchanged former letter k;*
l *annual report:* the report to be issued annually in writing by the Executive Board concerning the business of the Company and the management conducted;	k *unchanged former letter l;*
m *Commercial Register:* the Commercial Register in the place where the registered office of the Company is situated;	*to be deleted;*

Current text	Proposed new text
n *subsidiary:* 1 a legal person in which the Company or one or more of its subsidiaries, whether or not by virtue of an agreement with other persons entitled to vote, either alone or jointly, may exercise more than half the voting rights at the General Meeting; b a legal person of which the Company or one or more of its subsidiaries are members or shareholders and, whether or not by virtue of an agreement with other persons entitled to vote, either alone or jointly, may appoint or dismiss more than half the Managing Directors or Members of the Supervisory Board, even if all those entitled to vote cast their votes. 2 Equated with a subsidiary shall be a company acting in its own name in which the Company or one or more of its subsidiaries is fully liable as a partner to creditors for the debts. 3 For the application of the provisions under 1 rights attaching to shares shall not be allocated to the person who holds the shares for account of others. Rights attaching to shares shall be allocated to the person for whose account the shares are being held, if he is empowered to determine how the right shall be exercised or to acquire the shares. 4 For the application of the provisions under 1, voting rights attaching to pledged shares shall be allocated to the pledgee, if he is entitled to determine how the rights are exercised. If, however, the shares have been pledged for a loan that the pledgee has granted in the normal conduct of his business, the rights to vote shall only be allocated to him if he has exercised them in his own interest.	l *unchanged former letter n;*
o *group company:* a legal person or company with which the Company is associated in a group. A group is an economic unit in which legal persons and companies are linked organizationally;	m *unchanged former letter o;*
	n *General Rules:* the General Rules *(Algemeen Reglement)* Euronext Amsterdam Stock Market;
	o *Euroclear Nederland:* Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., trading under the name Euroclear Nederland, being the central depositary as referred to in the Securities Giro Transactions Act *(Wet giraal effectenverkeer)* or any institution taking its place;
	p *Euroclear-participant:* a person who is entitled to a certain number of deposit shares through a securities account with an institution associated with Euroclear Nederland. Unless the context of these articles of association or the law requires otherwise, Euroclear-participants shall be considered shareholders for the purpose of these articles of association.

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Name, registered office and duration	
Article 1	
1 The name of the Company will be: Wolters Kluwer N.V.	
2 Its registered office will be situated in Amsterdam.	
3 It has been incorporated for an indefinite period.	*to be deleted;*
Issue of shares	
Article 4	
1 Shares shall be issued on the proposal of the Executive Board and by virtue of a resolution of the General Meeting, subject to designation of the Executive Board by the General Meeting for a maximum period of five years as the body empowered to make the issue. Such a designation of the Executive Board may each time be extended for a maximum of five years by a resolution of the General Meeting. In the designation it shall be provided how many shares may be issued. Unless something else has been provided in the designation it may not be withdrawn.	
2 Every resolution of the Executive Board concerning the issue of shares shall be subject to the approval of the Supervisory Board.	
3 The validity of the resolution of the General Meeting for an issue of shares or for a designation as referred to above in paragraph 1 shall require a prior or simultaneous approving resolution of every group of holders of shares of the same class whose rights are affected by the issue.	
4 Within eight days after a resolution of the General Meeting on an issue of shares or a designation as referred to above, a full text of the relevant resolution shall be deposited at the office of the Commercial Register.	
5 Within eight days after every issue of shares this shall be reported to the office of the Commercial Register with a statement of the quantity and class.	
6 The provisions of the preceding paragraphs of this article shall apply accordingly to the granting of rights to subscribe for shares but shall not apply to the issue of shares to someone who is exercising a previously obtained right to subscribe for shares.	
7 If because of an issue of preference shares or because of the granting of a right to take preference shares an amount in preference shares will have been issued that is not greater than one hundred per cent (100%) of the amount in outstanding ordinary shares and if the resolution for the purpose originates with another body than the General Meeting of Shareholders, a General Meeting will be called and held within four weeks after such an issue or the granting of such a right, at which meeting the reasons for the issue or the granting of the right are explained. If the resolution on issue as referred to above originates with another body than the General Meeting, a General Meeting must be called, which will be held at the latest two years after the date on which preference shares will have been issued	7 If because of an issue of preference shares or because of the granting of a right to take preference shares an amount in preference shares will have been issued that is not greater than one hundred per cent (100%) of the amount in outstanding ordinary shares and if the resolution for the purpose originates with another body than the **General Meeting, a General Meeting of Shareholders** will be called and held within four weeks after such an issue or the granting of such a right, at which meeting the reasons for the issue or the granting of the right are explained. If the resolution on issue as referred to above originates with another body than the General Meeting, a **General Meeting of Shareholders** must be called, which will be held at the latest two years after the date on which preference shares will have

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for the first time and for that General Meeting a resolution about the purchase or withdrawal of the preference shares must be placed on the agenda. The Company will always see to it that a resolution as referred to above can always be carried out effectively in such a manner that the Company is not unreasonably harmed on that occasion. If the above-mentioned resolution is not intended for purchase or withdrawal of the preference shares as referred to above, the Company must call a General Meeting which will always be held within two years after the previous General Meeting held in that way and the Company must always place a resolution about purchase or withdrawal of the shares as referred to above on the agenda for that meeting and this until the said shares are no longer outstanding.	been issued for the first time and for that **General Meeting of Shareholders** a resolution about the purchase or withdrawal of the preference shares must be placed on the agenda. The Company will always see to it that a resolution as referred to above can always be carried out effectively in such a manner that the Company is not unreasonably harmed on that occasion. If the above-mentioned resolution is not intended for purchase or withdrawal of the preference shares as referred to above, the Company must call a **General Meeting of Shareholders** which will always be held within two years after the previous **General Meeting of Shareholders** held in that way and the Company must always place a resolution about purchase or withdrawal of the shares as referred to above on the agenda for that meeting and this until the said shares are no longer outstanding.
8 The Company must not take its own shares or their depositary receipts. Shares or their depositary receipts that the Company has taken contrary to the preceding sentence shall pass to the joint Members of the Executive Board at the time when they are taken. If another person takes a share or its depositary receipt in his own name for account of the Company he shall be deemed to take the share or its depositary receipt for his own account. 9 A subsidiary must not take or have others take shares in the capital of the Company or their depositary receipts for its own account.	
Acquisition of the company's own shares *Article 9* 1 The Company's acquisition of not fully paid-up shares in its capital or their depositary receipts shall be void. 2 The Company may acquire fully paid-up shares or their depositary receipts but only for nothing or if: a the equity reduced by the acquisition price is not smaller than the paid and called part of the issued capital, increased by the reserves that must be maintained by virtue of the law; and b the par value of the shares in its capital or their depositary receipts that the Company acquires, holds or holds in pledge or that are held by a subsidiary does not exceed one-tenth (1/10) of the issued capital. The determining factor for the requirement in this paragraph under (a) shall be the size of the equity in accordance with the last balance sheet adopted, reduced by the acquisition price for shares in the capital of the Company and distributions from profit or reserves to others that it and its subsidiaries came to owe after the balance-sheet date. If a financial year has elapsed for more than six months without the annual accounts having been adopted, acquisition in accordance with this paragraph shall not be permitted. 3 Acquisition otherwise than for nothing may only be effected if the General Meeting has authorized the Executive Board for the	

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purpose. This authorization shall only be valid for a maximum of eighteen months. In the authorization the General Meeting must determine how many shares or their depositary receipts may be acquired, how they may be acquired and between what limits the price must lie.	
4 Acquisition of shares contrary to paragraph 2 or 3 of this article shall be void. The Members of the Executive Board shall be severally liable to the bona fide alienator who suffers loss owing to the voidness.	
5 Depositary receipts that the Company has acquired contrary to paragraph 2 or 3 of this article, shall pass to the joint Members of the Executive Board at the time of acquisition. Each Member of the Executive Board shall be severally liable for paying the Company the purchase price, with the statutory interest thereon from that time.	
6 Without the authorization of the General Meeting the Company shall be permitted to acquire its own shares or their depositary receipts to transfer them to employees in the service of the Company or of a group company, provided these shares or their depositary receipts are included in the price list of a Stock Exchange.	
7 The paragraphs 1 through 3 of this article shall not apply to shares or their depositary receipts that the Company acquires by universal succession.	
8 The Executive Board shall be empowered to alienate the Company's own shares or their depositary receipts held by the Company.	
9 For a share that belongs to the Company or to one of its subsidiaries, no vote may be passed at the General Meeting; nor for a share of which one of them holds the depositary receipts. Usufructuaries of shares that belong to the Company and its subsidiaries shall not be excluded from their right to vote, however, if the usufruct had been established before the share belonged to the Company or one of its subsidiaries.	9 For a share that belongs to the Company or to one of its subsidiaries, no vote may be passed at the **General Meeting of Shareholders**; nor for a share of which one of them holds the depositary receipts. Usufructuaries **and pledgees** of shares that belong to the Company and its subsidiaries shall not be excluded from their right to vote, however, if the usufruct **or the pledge** had been established before the share belonged to the Company or one of its subsidiaries.
10 When it is determined to what extent shareholders cast votes, are present or represented, or to what extent the share capital is provided or represented, no account shall be taken of shares for which no vote may be cast.	
11 The Company may only take its own shares or their depositary receipts in pledge if: a the shares to be taken in pledge have been paid up in full; b the par value of the shares to be taken in pledge and the Company's own shares and their depositary receipts already held or held in pledge jointly does not exceed one-tenth of the issued capital; c the General Meeting has approved the contract of pledge.	
12 If someone else acquires shares in the Company's capital or their depositary receipts in his own name for account of the Company he must transfer them to the Company against payment without delay.	

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13 With a view to others' subscribing for or acquiring shares in its capital or their depositary receipts the Company may not give loans, give security, give a price guarantee, give other guarantees or bind itself severally or otherwise alongside or for others. This prohibition shall also apply to its subsidiaries.	
14 The prohibition included in the preceding paragraph shall not apply if the shares or their depositary receipts are acquired by or for account of employees in the service of the Company or of a group company. These shares or their depositary receipts must be included in the price list of a Stock Exchange.	
15 In the event of acquisition for nothing or by universal succession of the Company's own shares or their depositary receipts the provisions of section 98a(3) and (4) of Book 2 of the Civil Code shall apply, in so far as the limits mentioned therein have been exceeded.	
16 Subsidiaries may only acquire or have others acquire shares or their depositary receipts in the capital of the Company for their own account, in so far as the Company itself may acquire its own shares or their depositary receipts by virtue of the above provisions.	
17 In the notes to the annual accounts the Company itself shall state the final position and the particulars about the development of the shares in the capital of the Company and of their depositary receipts that the Company itself or a subsidiary holds or has others hold for its own account, it shall be stated from what equity item the acquisition price or its book value has been deducted. Furthermore mention shall be made of every acquisition and alienation of its own shares or their depositary receipts for its account; on that occasion mention shall be made of the reasons for acquisition, the quantity, the par value and the agreed price of the shares or their depositary receipts concerned in every act and the part of the capital that they represent. In the notes the Company shall state the particulars concerning the quantity, the class and the par value of its own shares or their depositary receipts: a that it or someone else has in pledge for its account on the balance-sheet date; b that it or a subsidiary holds on the balance-sheet date by virtue of the acquisition with application of paragraph 6 of this article.	
Debentures, depositary receipts, quotation	**Debentures, quotation**
Article 11	*Article 11*
Subject to the approval of the Supervisory Board the Executive Board may pass resolutions about:	Subject to the approval of the Supervisory Board the Executive Board may pass resolutions about:
a issue or acquisition of debentures for account of the Company or of a limited partnership or a general partnership of which the Company is a fully liable partner;	a issue or acquisition of debentures for account of the Company or of a limited partnership or a general partnership of which the Company is a fully liable partner;
b co-operating in the issue of depositary receipts;	b the application for a quotation or cancellation of the quotation of shares and debentures in the price list of any Stock Exchange.

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c the application for a quotation or cancellation of the quotation of shares, depositary receipts and debentures in the price list of any Stock Exchange.	
Register of shareholders	
Article 13	
1 The Executive Board shall keep a register of all the holders of ordinary shares and a register of all the holders of preference shares separately.	
2 Entered in this register shall be:	2 Entered in this register shall be:
a the names and addresses of all the holders of shares, stating the amount paid up on each share and the designation of the class of shares;	a the names and addresses of all the holders of shares **(excluding, in accordance with the provision of paragraph 3, Euroclear-participants)**, stating the amount paid up on each share and the designation of the class of shares;
b the names and addresses of those persons who have a usufruct of or pledge on shares, stating, if a usufructuary is concerned, which rights attaching to the shares are vested in him in accordance with article 14(8) of these articles of association;	b the names and addresses of those persons who have a usufruct of or pledge on shares, stating, if a usufructuary is concerned, which rights attaching to the shares are vested in him in accordance with article 14**(8) and (9)** of these articles of association **and stating, if a pledgee is concerned, which rights attaching to the shares are vested in him in accordance with article 14(8) of these articles of association**;
c every transfer or transmission of shares;	c every transfer or transmission of shares;
d issue or cancellation of a share certificate as soon as it has been effected.	d issue or cancellation of a share certificate as soon as it has been effected.
	3 Deposit shares may be recorded in the register in the name of the relevant institution associated with Euroclear Nederland or Euroclear Nederland itself, stating the date as per which they belong to the relevant collective deposit or the book-entry deposit. Euroclear-participants shall not be registered in the register.
3 The register shall be updated regularly. Entered in it shall be any discharge from liability for calls not yet paid.	4 *Unchanged former paragraph 3.*
4 Every shareholder and every usufructuary in whom the rights referred to in article 14(8) of these articles of association are vested shall be obliged to state his address to the Company in writing.	5 Every holder of shares **(excluding, in accordance with the provision of paragraph 3, Euroclear-participants)** every usufructuary in whom the rights referred to in article 14**(8) and (9)** of these articles of association are vested **and every pledgee in whom the rights referred to in article 14(8) of these articles of association are vested** shall be obliged to state his address to the Company in writing.
5 All entries and notes in a register shall be signed by a Member of the Executive Board and a Member of the Supervisory Board or by a person designated by the Executive Board with the approval of the Supervisory Board.	6 *Unchanged former paragraph 5.*
6 On request the Executive Board shall give a shareholder, a usufructuary and a pledgee a free extract from the register in connection with his right to a share. If a share is subject to a usufruct, the extract shall state in whom the rights referred to in article 14(8) of these articles of association are vested.	7 On request the Executive Board shall give a shareholder, a usufructuary and a pledgee a free extract from the register in connection with his right to a share. If a share is subject to a usufruct, the extract shall state in whom the rights referred to in article 14**(8) and (9)** of these articles of association are vested. **If a share is subject to a pledge, the extract shall state in whom the rights referred to in article 14(8) of these articles of association are vested.**

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7 The Executive Board shall deposit the registers at the office of the Company for inspection by the shareholders and also by the usufructuaries in whom the rights referred to in article 14(8) of these articles of association are vested. The preceding sentence shall not apply to the part of the register that is kept outside the Netherlands to comply with the legislation in force there or in pursuance of Stock Exchange regulations. The particulars of the register of preference shares concerning not fully paid-up preference shares shall be available for inspection by anyone; a copy of or extract from those particulars shall be supplied at cost price.	8 The Executive Board shall deposit the registers at the office of the Company for inspection by the shareholders and also by the usufructuaries in whom the rights referred to in article 14**(8) and (9)** of these articles of association are vested **and by the pledgees in whom the rights referred to in article 14(8) of these articles of association are vested**. The preceding sentence shall not apply to the part of the register that is kept outside the Netherlands to comply with the legislation in force there or in pursuance of Stock Exchange regulations. The particulars of the register of preference shares concerning not fully paid-up preference shares shall be available for inspection by anyone; a copy of or extract from those particulars shall be supplied at cost price.
Delivery of shares. Usufruct. Pledge *Article 14*	
1 The delivery of shares or the delivery of a restricted right to them shall require a deed intended for the purpose and also, except if the Company itself is a party to that legal act, the Company's written acknowledgement of the delivery. The acknowledgement shall be given in the deed or by a dated statement entailing the acknowledgement on the deed or on a copy thereof or extract therefrom drawn up by a notary or certified by the alienator. Equated with the acknowledgement shall be the service of that deed or that copy or extract on the Company. If it concerns the delivery of not fully paid-up shares, the acknowledgement may only be given if the deed bears a fixed date.	1 The delivery of shares **(other than deposit shares)** or the delivery of a restricted right to them shall require a deed intended for the purpose and also, except if the Company itself is a party to that legal act, the Company's written acknowledgement of the delivery. The acknowledgement shall be given in the deed or by a dated statement entailing the acknowledgement on the deed or on a copy thereof or extract therefrom drawn up by a notary or certified by the alienator. Equated with the acknowledgement shall be the service of that deed or that copy or extract on the Company. If it concerns the delivery of not fully paid-up shares, the acknowledgement may only be given if the deed bears a fixed date.
2 The acknowledgement shall be signed by a Member of the Executive Board. The Executive Board may resolve that the acknowledgement shall be signed by a third party designated in that resolution, all this subject to the provisions as laid down in that resolution.	
	3 The transfer of deposit shares and the establishment and transfer of a right of pledge or usufruct on these shares shall be effected in accordance with the provisions of the Securities Giro Transactions Act *(Wet giraal effectenverkeer)*.
	4 Deposit shares shall not be delivered to Euroclear-participants, except with the consent of the Executive Board. The Executive Board shall grant such consent in any event if the relevant request for delivery is made by a person which, as a result of the delivery, would become a direct holder of at least one per cent (1%) of the issued capital of the Company or which, as a result of the delivery, would increase such holding. In the event of delivery the Euroclear-participant will receive shares which shall be recorded in the register at the same time. The charges for this delivery as meant in this paragraph 4, are for the account of the person requesting for the delivery.
3 In the event of delivery of not fully paid-up shares the date of delivery shall also be noted in the register referred to in article 13 of these articles of association.	5 *Unchanged former paragraph 3.*

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4 Every transfer or transmission of a share, of a usufruct of a share and also every transmission of a pledge on a share shall moreover be noted in the register referred to in article 13; such a note shall be signed by a Member of the Executive Board. The signature may be made by means of a rubber stamp.	6 *unchanged former paragraph 4;*
5 The provisions of the paragraphs 1 through 3 of this article shall apply accordingly to the allotment of shares in the partition of any community.	7 The provisions of the paragraphs 1 through **5** of this article shall apply accordingly to the allotment of shares in the partition of any community.
6 The shareholder shall have the right to vote on shares of which a usufruct has been created. The right to vote shall be vested in the usufructuary, however, if this was determined at the time of creation of the usufruct. The shareholder who has no right to vote and the usufructuary who does have the right to vote, shall have the rights that have been granted by law to holders of depositary receipts. The usufructuary who has no right to vote shall not be entitled to the rights referred to in the preceding sentence.	8 The shareholder shall have the right to vote on shares of which a usufruct **or a pledge** has been created. The right to vote shall be vested in the usufructuary **or pledgee**, however, if this was determined at the time of creation of the usufruct **or pledge**. The shareholder who has no right to vote and the usufructuary **or a pledgee** who does have the right to vote, shall have the rights that have been granted by law to **holders of depositary receipts issued with a company's cooperation for its shares**. The usufructuary **or pledgee** who has no right to vote shall not be entitled to the rights referred to in the preceding sentence.
7 If a pledge is created on a share the right to vote cannot be granted to the pledgee. He shall not be entitled to the rights that have been granted by law to holders of depositary receipts.	*To be deleted (see new paragraph 8).*
8 The shareholders shall be entitled to the rights following from the share to acquire shares, on the understanding that he must pay the value of these rights to the usufructuary, in so far as the latter has any claim on them by virtue of his usufruct.	9 *unchanged former paragraph 8;*
	10 The Company shall not cooperate in the issuance of depositary receipts for shares.
Article 22	
1 A Member of the Supervisory Board shall retire at the latest on the day on which the first General Meeting is held after four years after his appointment have expired.	1 A Member of the Supervisory Board shall retire at the latest on the day on which the first **General Meeting of Shareholders** is held after four years after his appointment have expired.
2 Without prejudice to the provisions of the preceding paragraph in such annual General Meetings as the Supervisory Board shall determine one or more of its Members shall retire periodically in accordance with a rota to be drawn up for the purpose by the Supervisory Board. The rota shall be composed in such a manner that the appointments for periodical retirements and the appointments necessary for other reasons are distributed as evenly as possible, unless the Supervisory Board should decide otherwise from case to case. Alteration of the rota cannot entail that an acting Member of the Supervisory Board retires against his will prior to expiry of the period for which he has been appointed.	2 Without prejudice to the provisions of the preceding paragraph in such annual **General Meetings of Shareholders** as the Supervisory Board shall determine one or more of its Members shall retire periodically in accordance with a rota to be drawn up for the purpose by the Supervisory Board. The rota shall be composed in such a manner that the appointments for periodical retirements and the appointments necessary for other reasons are distributed as evenly as possible, unless the Supervisory Board should decide otherwise from case to case. Alteration of the rota cannot entail that an acting Member of the Supervisory Board retires against his will prior to expiry of the period for which he has been appointed.
Indemnity *Article 26* 1 The Company shall indemnify and hold harmless each Member of the Executive Board and each Member of the Supervisory Board (each of them, for the purpose of this article 26 only, the "**Director**") against any and all liabilities, claims,	

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judgements, fines and penalties (the "**Claims**"), incurred by the Director as a result of any threatening, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (the "**Action**"), brought by any party other than the Company itself or its group companies, in relation to acts or omissions in or related to his capacity as a Director. Claims will include derivative actions brought on behalf of the Company or its group companies against the Director and claims by the Company itself (or one of its group companies) for reimbursement of claims by third parties on the ground that the Director was jointly liable toward that third party, in addition to the Company.	
2 The Director will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Director shall have been adjudged to be liable for gross negligence (*grove nalatigheid*), wilful misconduct (*opzet*) or intentional recklessness (*bewuste roekeloosheid*).	
3 Any expenses (including reasonable attorneys' fees and litigation costs) (together the "**Expenses**") incurred by the Director in connection with any Action, shall be reimbursed by the Company, but only upon receipt of a written undertaking by that Director that he shall repay such Expenses if a competent Court should determine that he is not entitled to be indemnified. Expenses shall be deemed to include any tax liability which the Director may be subject to as a result of his indemnification.	
4 Also in case of an Action against the Director by the Company itself or its group companies, the Company will advance to the Director his reasonable attorneys' fees and litigation costs but only upon receipt of a written undertaking by that Director that he shall repay such fees and costs if a competent Court should resolve the Action in favour of the Company or its group companies rather than the Director.	
5 The Director shall not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the Company's prior written authorisation. The Company and the Director shall use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims. However, in the event that the Company and the Director would fail to reach such agreement, the Director shall comply with all directions given by the Company in its sole discretion.	
6 The indemnity contemplated by this article 26 shall not apply to the extent Claims and Expenses are reimbursed by insurers.	6 The indemnity contemplated by this article 26 shall not apply if and to the extent coverage is offered for Claims and Expenses pursuant to a directors' and officers' liability insurance and/or a legal expenses insurance and/or insurance comparable thereto, to which coverage the Director is entitled. If the relevant insurer(s) refuse(s) to offer complete or partial coverage for such Claims and Expenses, while in the opinion of the Company an entitlement to such

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	coverage does exist in full or partially, the Company shall still indemnify the Director, on the condition that this Director assigns his entitlements towards the relevant insurer(s) to the Company.
7 In case of amendment of this article 26, the indemnity provided hereby shall nevertheless continue to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Director during the periods in which this clause was in effect.	
Financial year and annual accounts *Article 27* 1 The financial year shall coincide with the calendar year. 2 Annually, at the latest in the month of May, the annual accounts shall be drawn up by the Executive Board. 3 The General Meeting shall give an order to an auditor, who shall examine the annual accounts and annual report drawn up by the Executive Board and report thereon to the Supervisory Board and the Executive Board and issue a certificate on the subject. 4 If the General Meeting does not proceed to doing so in accordance with paragraph 3 of this article, the Supervisory Board or, if it should fail to do so, the Executive Board shall be empowered to give the order to an auditor referred to in paragraph 3 of this article. 5 The annual accounts shall be signed by the Members of the Executive Board and by the Members of the Supervisory Board; if the signature of one or more of them is lacking this shall be stated with reasons.	
6 From the date of the call to the annual General Meeting of Shareholders intended for the discussion of the annual accounts until the end of that meeting the annual accounts, the annual report and the certificate of the auditor, as well as the particulars to be added thereto according to section 2:392(1) of the Civil Code, shall be available at the office of the Company and also in Amsterdam at the place to be mentioned in the convening notice for inspection by the shareholders and the holders of depositary receipts. Copies thereof shall be available to them free of charge. Third parties may obtain copies at cost price.	6 From the date of the call to the annual General Meeting of Shareholders intended for the discussion of the annual accounts until the end of that meeting the annual accounts, the annual report and the certificate of the auditor, as well as the particulars to be added thereto according to **section 392(1) of Book 2 of the Civil Code**, shall be available at the office of the Company **and also at a paying agent (betaalkantoor) in the Netherlands, as meant in the General Rules, to be designated in the convening notice** for inspection by the shareholders **and other persons entitled to attend meetings**. Copies thereof shall be available to them free of charge. Third parties may obtain copies at cost price.
7 The annual accounts shall be adopted by the General Meeting.	
8 Within eight days after adoption of the annual accounts the Executive Board shall be obliged to deposit a full copy thereof and also a copy of the certificate of the auditor relating thereto, a copy of the annual report and of the other particulars in section 2:392 (1) of the Civil Code in the Dutch language for inspection by anyone, at the office of the Commercial Register. The Executive Board shall be empowered, however, to make use of the power given in section 2:394(4), second sentence, of the Civil Code.	8 Within eight days after adoption of the annual accounts the Executive Board shall be obliged to deposit a full copy thereof and also a copy of the certificate of the auditor relating thereto, a copy of the annual report and of the other particulars in **section 392(1) of Book 2 of the Civil Code** in the Dutch language for inspection by anyone, at the office of the Commercial Register. The Executive Board shall be empowered, however, to make use of the power given in **section 394(4), second sentence, of Book 2 of the Civil Code**.

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Article 30	
1 On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve that a distribution of dividend on ordinary shares shall be made entirely or partially not in money but in ordinary shares in the capital of the Company or their depositary receipts.	1 On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting may resolve that a distribution of dividend on ordinary shares shall be made entirely or partially not in money but in **ordinary shares in the capital of the Company.**
2 On the proposal of the Executive Board that has been approved by the Supervisory Board the General Meeting may resolve on distributions in money or in the manner as referred to in paragraph 1 to holders of ordinary shares against one or more reserves that need not be maintained under the law.	
3 The provisions of the paragraphs 4, 5 and 6 of article 29 of these articles of association shall apply to the distributions regulated in this article.	
Article 31	
1 Dividends and other distributions shall be made payable in Amsterdam within fourteen days after the resolution on distribution.	
2 Their being made payable shall be announced in a national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V., while it shall also be notified by letter to the shareholders at the addresses mentioned in the register referred to in article 13 of these articles of association.	2 Their being made payable shall be announced in a national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V., while it shall also be notified by letter to the shareholders **(excluding Euroclear-participants)** at the addresses mentioned in the register referred to in article 13 of these articles of association.
3 The claim of the shareholders shall lapse through expiry of five years after the resolution on distribution.	3 The claim of the shareholders shall **be barred** through expiry of five years after the resolution on distribution.
Call, agenda *Article 33*	
1 The General Meetings of Shareholders shall be called by the Supervisory Board or the Executive Board.	
2 Shareholders or holders of depositary receipts who, alone or jointly, represent at least half a percent (½%) of the issued capital or a block of shares or depositary receipts, alone or jointly, at least worth fifty million euro (EUR 50,000,000) according to the Official Price List of Euronext Amsterdam N.V., or an official publication replacing it, shall have the right to request the Executive Board or the Supervisory Board that items be put on the agenda of the General Meeting of Shareholders.	2 **Shareholders** who, alone or jointly, represent at least half a percent (½%) of the issued capital or a block of **shares**, alone or jointly, at least worth fifty million euro (EUR 50,000,000) according to the Official Price List of Euronext Amsterdam N.V., or an official publication replacing it, shall have the right to request the Executive Board or the Supervisory Board that items be put on the agenda of the General Meeting of Shareholders.
These requests shall be honoured by the Executive Board and the Supervisory Board under the conditions:	These requests shall be honoured by the Executive Board and the Supervisory Board under the conditions:
(a) that important Company interests do not dictate otherwise; and	(a) that important Company interests do not dictate otherwise; and
(b) that the request is received by the chairman of the Executive Board or the chairman of the Supervisory Board in writing at least forty (40) days before the date of the General Meeting of Shareholders.	(b) that the request is received by the chairman of the Executive Board or the chairman of the Supervisory Board in writing at least forty (40) days before the date of the General Meeting of Shareholders.
3 The call shall be made no later than on the fifteenth day before that of the meeting.	

Current text	Proposed new text
4 In the convening notice the subjects to be discussed shall be mentioned or it shall be stated that the shareholders and holders of depositary receipts may acquaint themselves with those subjects at the office of the Company and in Amsterdam at the place to be mentioned in the convening notice, without prejudice to the provisions of article 40(2). The agenda may be obtained free of charge by shareholders and holders of depositary receipts at the place where it is available for inspection.	4 In the convening notice the subjects to be discussed shall be mentioned or it shall be stated that the shareholders and **other persons entitled to attend meetings** may acquaint themselves with those subjects at the office of the Company **and at a paying agent** (*betaalkantoor*) **in the Netherlands, as meant in the General Rules, to be designated in the convening notice**, without prejudice to the provisions of article 40(2). The agenda may be obtained free of charge by shareholders and **other persons entitled to attend meetings** at the place where it is available for inspection.
5 In the convening notice mention shall be made of the requirement for admission to the meeting as described in article 37(1), (7) and (8) of these articles of association.	5 In the convening notice mention shall be made of the requirement for admission to the meeting as described in article **37(1) and (6)** of these articles of association.
6 The call to the General Meeting of Shareholders shall be made by means of advertisements, to be placed in at least one national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V.	6 The call to the General Meeting of Shareholders shall be made by means of advertisements, to be placed in at least one national daily newspaper and also in the Official Price List of Euronext Amsterdam N.V., **or in such manner as shall be authorized by law at the time**.
Moreover the shareholders shall be called by letter at the addresses as included in the register referred to in article 13 of these articles of association. Shareholders may not rely on the omission of a convening notice, however.	Moreover the shareholders (**excluding Euroclear-participants**) shall be called by letter at the addresses as included in the register referred to in article 13 of these articles of association. **Those** shareholders may not rely on the omission of a convening notice, however.
Place of meeting	
Article 34	
The General Meetings shall be held in Amsterdam, Rotterdam, 's-Gravenhage, Utrecht or Haarlemmermeer.	The **General Meetings of Shareholders** shall be held in Amsterdam, Rotterdam, 's-Gravenhage, Utrecht or Haarlemmermeer.
Chairmanship	
Article 35	
1 The General Meetings shall be led by the chairman of the Supervisory Board and, in his absence, by the deputy chairman of that board; if the latter is also absent by another Member of the Supervisory Board designated for the purpose by the Members of that Board present. The Supervisory Board may always designate someone who is not from its midst to chair the meeting, however.	1 The General Meetings **of Shareholders** shall be led by the chairman of the Supervisory Board and, in his absence, by the deputy chairman of that board; if the latter is also absent by another Member of the Supervisory Board designated for the purpose by the Members of that Board present. The Supervisory Board may always designate someone who is not from its midst to chair the meeting, however.
2 If in spite of the provisions of the preceding paragraph no chairman is present the meeting shall choose its own chairman on the understanding that as long as that provision has not been made the chair shall be held by a Member of the Executive Board designated for the purpose by common agreement by the Members of the Executive Board present.	
Report	
Article 36	
1 The proceedings at the General Meeting shall be laid down in a concise report by the secretary. This report shall be signed by the chairman of the meeting and by the secretary and shall	1 The proceedings at the **General Meeting of Shareholders** shall be laid down in a concise report by the secretary. This report shall be signed by the chairman of the meeting

Current text	Proposed new text
be sent to the persons who were present at the meeting, on their written request.	and by the secretary and shall be sent to the persons who were present at the meeting, on their written request.
2 If a notarial report is also drawn up of the proceedings it need only be co-signed by the chairman.	
Meeting rights [vergaderrechten]. Admission	
Article 37	
1 Every shareholder entitled to vote and every usufructuary of shares in whom the right to vote is vested, shall be empowered to attend the General Meeting of Shareholders, to speak at it and to exercise the right to vote, provided the intention to attend the meeting has been notified in writing to the Company. At the latest on the fourth day before that of the meeting, not counting Saturdays, Sundays and bank holidays, but at most seven (7) days, this notification must have been received by the Company.	1 Every shareholder entitled to vote and every usufructuary **or pledgee** of shares in whom the right to vote is vested, shall be empowered to attend the General Meeting of Shareholders, to speak at it and to exercise the right to vote, provided the intention to attend the meeting has been notified in writing to the Company. This notification must have been received by the Company at the latest on the day stated in the convening notice. If deposit shares are concerned the shareholders must, at the place and at the latest on the day stated in the convening notice, register for the meeting with an institution associated with Euroclear Nederland and deposit there such evidence of their ownership of shares as is acceptable to the Company - a statement of the relevant institution associated with Euroclear Nederland will in any way constitute sufficient evidence.
2 The meeting rights [vergaderrechten] according to paragraph 1 of this article may be exercised by a proxy authorized in writing, provided the proxy has been received by the Company alongside the prescribed notification at the latest on the day on which the notification must have been received, or, if it regards shares that are held by Stichting Administratiekantoor Wolters Kluwer, the proxy has been received by the Company ultimately at the signing of the attendance list before the General Meeting of Shareholders commences.	2 The meeting rights [vergaderrechten] according to paragraph 1 of this article may be exercised by a proxy authorized in writing, provided the proxy has been received by the Company **or a third party, as stated in the convening notice** alongside the prescribed notification **or, for deposit shares, the deposit of evidence of ownership of shares**, at the latest on the day stated in the convening notice.
3 If the right to vote on a share is vested in the usufructuary instead of in the shareholder the shareholder shall be empowered to attend the General Meeting of Shareholders and to speak at it, provided the Company has been notified of the intention to attend the meeting in accordance with paragraph 1 of this article. Paragraph 2 of this article shall apply accordingly.	3 If the right to vote on a share is vested in the usufructuary **or pledgee** instead of in the shareholder the shareholder shall be empowered to attend the General Meeting of Shareholders and to speak at it, provided the Company has been notified of the intention to attend the meeting **or, for deposit shares, the deposit of evidence of ownership of shares has been made** in accordance with paragraph 1 of this article. Paragraph 2 of this article shall apply accordingly. The provisions laid down in this paragraph above also apply to the usufructuary **or pledgee** of a share on which the shareholder is entitled to vote.
4 Each share with a nominal value of twelve euro cents (EUR 0.12) shall entitle its holder to cast one vote.	
5 Every person entitled to vote or his representative must sign the attendance book.	
6 Every holder of depositary receipts shall be entitled to attend the General Meeting of Shareholders and to speak at it.	*To be deleted.*
7 When making the call the Executive Board may provide that for application of the paragraphs 1 and 6 those persons shall be entitled to vote or to attend meetings who have those rights	6 When making the call the Executive Board may provide that for application of the **paragraphs 1 and 3** those persons shall be entitled to vote or to attend meetings who have those rights at

Current text	Proposed new text
at a time to be determined on that occasion ("record date") and are registered as such in a register designated by the Executive Board, irrespective of the person who is entitled at the time of the General Meeting. In the convening notice for the meeting the record date shall be stated, and also the manner in which the persons entitled to vote or to attend meetings may exercise their rights.	a time to be determined on that occasion ("record date") and are registered as such in a register designated by the Executive Board, irrespective of the person who is entitled at the time of the **General Meeting of Shareholders**. In the convening notice for the meeting the record date shall be stated, and also the manner in which the persons entitled to vote or to attend meetings may exercise their rights. The requirement for deposit shares as stated in the paragraphs 1, 2 and 3 that evidence of ownership of shares is deposited, shall not be applicable and shall be replaced by the requirement of registration in a register designated by the Executive Board.
	7 The day to be stated in the convening notice, as referred to in the paragraphs 1 and 2 and the record date referred to in paragraph 6 cannot be fixed earlier than on the seventh day prior tot the day of the meeting or so much earlier as shall be authorized by law at any time.
8 If the Executive Board does not exercise the power referred to in paragraph 7 depositary-receipt holders who wish to attend the General Meeting and to speak at it, must deposit their depositary receipts or a statement issued by an accredited banking institution entailing that this institution has the depositary receipts referred to in that statement in custody and will keep them so until after the end of the meeting, at the latest on the fourth day before that of the meeting, not counting Saturdays, Sundays and recognized public holidays, but at most seven (7) days, in a place to be mentioned in the convening notice. The certificate of deposit shall serve as attendance card.	*to be deleted;*
9 The meeting rights [vergaderrechten] in accordance with paragraph 6 of this article may be exercised by a proxy authorized in writing, subject to the requirement of depositing, provided the letter of proxy has been received by the Company at the latest on the fourth day before that of the meeting, not counting Saturdays, Sundays and bank holidays, but at most seven (7) days.	
10 The Members of the Supervisory Board and the Members of the Executive Board as such shall have an advisory voice at the General Meeting of Shareholders.	8 *unchanged former paragraph 10;*
11 The chairman shall decide on the admission of others than the persons mentioned above in this article.	9 *unchanged former paragraph 11;*
12 The chairman of the meeting may limit the speaking time at the meeting or take such other measures that the meeting proceeds in an orderly manner. On the proposal of the chairman or of a shareholder the meeting may resolve to order a speaker to stop.	10 *unchanged former paragraph 12;*
Amendment of the articles of association and winding up	
Article 40	
1 A resolution to amend the articles of association or to wind up the Company may only be passed on the proposal of the Executive Board subject to the approval of the Supervisory Board.	
	2 The company shall conduct a discussion in respect of the content of a proposal to amend the articles of association with Euronext Amsterdam N.V. before this proposal is put before the general meeting.

Current text	Proposed new text
2 If a proposal to amend the articles of association or to wind up the Company is made to the General Meeting, this must always be stated in the convening notice for the General Meeting of Shareholders and, if it concerns an amendment of the articles of association, a copy of the proposal in which the intended alteration is included verbatim, must be made available for inspection simultaneously at the office of the Company and also in Amsterdam at the place to be determined in the convening notice and be made available free of charge to shareholders and holders of depositary receipts, until the end of the meeting.	3 If a proposal to amend the articles of association or to wind up the Company is made to the General Meeting, this must always be stated in the convening notice for the General Meeting of Shareholders and, if it concerns an amendment of the articles of association, a copy of the proposal in which the intended alteration is included verbatim, must be made available for inspection simultaneously at the office of the Company **and also at a paying agent** *(betaalkantoor)* **in the Netherlands, as meant in the General Rules, to be designated in the convening notice** and be made available free of charge to shareholders and **other persons entitled to attend meetings**, until the end of the meeting.
	Final provisions
	Effective time of amendment of articles of association *Article 42* This amendment of the articles of association (the "**Amendment**") takes effect as of the day of execution of the notarial deed of Amendment. However, the provision of article 14(4) shall take effect six months after the Executive Board shall have published that provision in at least one national daily newspaper.
	Registration of deposit shares *Article 43* Pursuant to the Amendment deposit shares shall be registered in the name of Euroclear Nederland or an institution associated with Euroclear Nederland, together with a written statement indicating that the share is a deposit share.

Jaarverslag 2005


Wolters Kluwer

KLANTEN
AZIË PACIFIC
ACCOUNTANTS
ACCOUNTANTSKANTOREN
ADVOCATEN
APOTHEKERS
BOEKHOUDERS
DOCENTEN
DOKTERS
FINANCIËLE DESKUNDIGEN
FISCALISTEN
JURIDISCHE ZAKEN
[illegible]
NOTARISSEN
ONDERNEMINGEN
ONDERZOEKERS
OVERHEIDSINSTELLINGEN
PARAMEDICI
RECHTENFACULTEITEN
RECHTERS
STUDENTEN
VERPLEEGKUNDIGEN
ZIEKENHUISDIRECTIES

KLANTEN
AUSTRALIË & NIEUW ZEELAND
ACCOUNTANTS
ACCOUNTANTSKANTOREN
ADVOCATEN
APOTHEKERS
BOEKHOUDERS
DOCENTEN
DOKTERS
FINANCIËLE DESKUNDIGEN
FISCALISTEN
JURIDISCHE ZAKEN
[illegible]
NOTARISSEN
ONDERNEMINGEN
ONDERZOEKERS
OVERHEIDSINSTELLINGEN
PARAMEDICI
RECHTENFACULTEITEN
RECHTERS
STUDENTEN
VERPLEEGKUNDIGEN
ZIEKENHUISDIRECTIES

Tax, Accounting & Legal

Wolters Kluwer Tax, Accounting & Legal is een toonaangevende leverancier van fiscale, boekhoudkundige, juridische en compliance-informatie aan professionals in de Verenigde Staten, Canada en Azië Pacific. Belangrijke productlijnen zijn onder andere CCH, ProSystem *fx*, Aspen Publishers, Loislaw en Kluwer Law International. De twee klantunits van de divisie bedienen de fiscale en boekhoudkundige markten, en de juridische en zakelijke markten. CCH, a Wolters Kluwer business, is een vooraanstaande leverancier van fiscale en boekhoudkundige informatie, software en diensten die professionals een strategisch zakelijk voordeel helpt op te bouwen. Wolters Kluwer Law & Business is een toonaangevende aanbieder van gespecialiseerde oplossingen op het gebied van recht, zakelijke compliance en werkprocessen. De unit levert een enkele bron van diepgaande, gezaghebbende informatie en innovatieve werkprocesmiddelen op specialistische gebieden aan advocatenkantoren, juridische faculteiten, bedrijfsjuristen en compliance professionals.

Legal, Tax & Regulatory Europe

Wolters Kluwer Legal, Tax & Regulatory Europe is de leider op de Europese juridische, fiscale en regelgevingsmarkten. Met activiteiten in 18 Europese landen, van het Verenigd Koninkrijk tot Slowakije, bedient de divisie haar klanten met superieure internettoepassingen, software, werkprocesmiddelen en -oplossingen. Professionele klanten op het gebied van recht, belastingen, financiering, human resources, boekhouding, publieke en overheidsinstanties, gezondheidszorg, veiligheid en milieu (HSE) en transport vertrouwen op de kwaliteit van de divisie's strategische productaanbod, zoals Kluwer's Navigator, uitgebreide pakketten als IPSOA's Suite La Legge, CCH's geavanceerde e-learningplatforms, online bibliotheken van Luchterhand, slimme zoekmachines van LA LEY, diepgaande juridische databases in Polen, Hongarije, Italië en Scandinavië, en elektronische logistieke oplossingen van Teleroute.

Wolters Kluwer Education is koploper op het gebied van educatief materiaal, internetoplossingen en diensten voor basis-, voortgezet- en beroepsonderwijs in zeven Europese landen. De divisie biedt docenten, hoogleraren en studenten onderwijsmateriaal van de hoogste kwaliteit, zowel in print of elektronische vorm als online. De portfolio van Education op het gebied van gecombineerde onderwijsvormen omvat een online test- en beoordelingsservice van Wolters-Noordhoff en Nelson Thornes. De divisie blijft naar haar klanten luisteren en innovatieve en stimulerende bronnen ontwikkelen die resulteren in gedegen didactische uitkomsten.

KLANTEN
VERENIGDE STATEN & CANADA
ACADEMICI
ACCOUNTANTS
ADVOCATEN
APOTHEKERS
BANKIERS
BELASTINGDESKUNDIGEN
BELEGGINGSADVISEURS
BELEGGINGSFONDSEN
BOEKHOUDERS
DOCENTEN
DOKTERS
EFFECTENHANDELAREN
FINANCIËLE ADVISEURS
FISCALISTEN
HYPOTHEEKVERSTREKKERS
JURIDISCHE ADVISEURS
JURIDISCHE OPLEIDINGSINSTITUTEN
JURISTEN
KREDIETVERSTREKKERS
LERAREN
NOTARISSEN
ONDERNEMINGEN
ONDERZOEKERS
OVERHEIDSINSTELLINGEN
PARAMEDICI
PERSONEELSMANAGERS
RECHTERS
SPAARBANKEN
STUDENTEN
TOEZICHTHOUDERS
VERPLEEGKUNDIGEN
VERZEKERAARS
ZIEKENHUISDIRECTIES

KLANTEN
EUROPA
ACADEMICI
ACCOUNTANTS
ADVOCATEN
APOTHEKERS
BANKIERS
BELASTINGDESKUNDIGEN
BOEKHOUDERS
DOCENTEN
DOKTERS
FINANCIËLE ADVISEURS
FISCALISTEN
JURIDISCHE ADVISEURS
JURIDISCHE OPLEIDINGSINSTITUTEN
JURIDISCHE ZAKEN
JURISTEN
LEERLINGEN
LOGISTIEK
MEDISCHE BEROEPSGROEPEN
NOTARISSEN
ONDERNEMINGEN
ONDERZOEKERS
OUDERS
OVERHEIDSINSTELLINGEN
PARAMEDICI
PERSONEELSMANAGERS
STUDENTEN
TOEZICHTHOUDERS
VERPLEEGKUNDIGEN

KLANTEN
ZUID-AMERIKA
ADVOCATEN
APOTHEKERS
BOEKHOUDERS
DOKTERS
FISCALISTEN
JURIDISCHE ZAKEN
JURISTEN
NOTARISSEN
ONDERNEMINGEN
ONDERZOEKERS
PARAMEDICI
RECHTENFACULTEITEN
RECHTERS
STUDENTEN
VERPLEEGKUNDIGEN
ZIEKENHUISDIRECTIES

Overzicht van Wolters Kluwer markten per divisie

Wolters Kluwer Health is een vooraanstaande aanbieder van superieure medische en farmaceutische informatie via online-instrumenten, databases en point-of-care distributiekanalen. Met activiteiten in Noord-Amerika, Europa, Azië Pacific en Latijns-Amerika kan de divisie de behoeften van haar wereldwijde klanten het best dienen door hun werkprocessen te ondersteunen. Onze klanten zijn onder andere ziekenhuizen, bibliotheken, researchorganisaties, medische professionals, studenten en biotechnische en farmaceutische professionals. Tot Health behoren enkele van 's werelds meest vertrouwenwekkende merken zoals Lippincott Williams & Wilkins, Facts & Comparisons, Ovid, Medi-Span, Adis en Source.

Wolters Kluwer Corporate & Financial Services is een marktleider die intelligente ondersteunende diensten aanbiedt op het gebied van recht, wet- en regelgeving en compliance, documentatie, informatie en werkproces en operationele risicobeheersoftware aanbiedt. Overal in de Verenigde Staten stelt de divisie bedrijfsjuristen, banken, hypotheekverstrekkers, kredietmaatschappijen, effectenhuizen en verzekeringsmaatschappijen in staat beter te functioneren. Haar welbekende producten en diensten, waaronder CTAdvantage, UCC Direct, CT TyMetrix, CT Corsearch, EDGAR Solutions, Bankers Systems, VMP Mortgage Solutions, GainsKeeper, CCH Capital Changes, NILS INSource en Uniform Forms, zijn er alle op gericht om klanten te helpen hun compliance en regelgevingrisico's effectief te beheersen.

The Professional's First Choice

Het is voor Wolters Kluwer van groot belang om te fungeren als partner in innovatie voor onze professionele klanten en dat is het fundament voor onze sterke concurrentiepositie. Wij zijn leider op onze markten omdat wij er voortdurend naar streven een zakelijke partner te zijn die als de beste zijn professionele klanten en hun werk begrijpt. Als wij daarin slagen, zijn wij *The Professional's First Choice* en dat is onze uiteindelijke betrokkenheid bij de professionals die wij van dienst zijn.

Onze waarden en betrokkenheid bij alle belanghebbenden

Onze kernwaarden stellen ons in staat om te voldoen aan hoge professionele en ethische normen. Deze waarden zijn onze richtlijnen voor alle medewerkers van Wolters Kluwer en zijn ontwikkeld om onze bedrijfsdoelstellingen te realiseren. Onze waarden staan centraal in het toekomstige succes van onze onderneming en vertegenwoordigen een gezamenlijke band tussen alle bedrijfsonderdelen en medewerkers van Wolters Kluwer.

Klantgerichtheid

Klanten staan centraal bij alles wat doen. Wij

- leveren onze klanten hoogwaardige, innovatieve producten die hun expertise, productiviteit en kennis verbeteren;
- luisteren naar onze klanten en ontwikkelen flexibele en creatieve manieren om in hun behoeften te voorzien;
- treden onze klanten tegemoet met professionalisme, eerlijkheid en respect.

Innovatie

Wij creëren oplossingen die doortastend zijn en rekening houden met de toekomst. Wij

- streven naar voortdurende verbetering van onze producten en diensten;
- behouden onze voorsprong op de concurrentie met nieuwe ideeën en creatieve benaderingen;
- benaderen uitdagingen vanuit een oplossingsgerichte invalshoek en met optimisme.

Verantwoordelijkheid

Wij zijn volledig verantwoordelijk voor onze daden en prestatie. Wij

- streven naar resultaten met een sterk gevoel van urgentie;
- nemen individuele verantwoordelijkheid voor het voldoen aan de wensen van klanten en verwachtingen van aandeelhouders;
- zijn vastbesloten om te slagen.

Integriteit

Wij handelen openhartig, eerlijk, oprecht en redelijk in onze zakelijke activiteiten. Wij

- communiceren open en eerlijk;
- respecteren diversiteit en de ideeën en meningen van anderen;
- gedragen ons rechtvaardig en oprecht.

Waardecreatie

Wij creëren waarde voor onze klanten, medewerkers en aandeelhouders. Wij

- werken hard en slim;
- leggen de lat hoog wat productkwaliteit en het opbouwen van relaties met klanten betreft;
- zorgen ervoor dat onze dagelijkse activiteiten bijdragen aan het realiseren van de doelen van de onderneming en onze klanten tevreden stellen.

Wolters Kluwer Jaarverslag 2005

THE PROFESSIONAL'S FIRST CHOICE

WOLTERS KLUWER EXCELLEERT

IN HET CREËREN VAN HOOGWAARDIGE CONTENT

VOOR GEBRUIK IN EEN PROFESSIONELE OMGEVING

OP HET GEBIED VAN GEZONDHEIDSZORG,

ZAKELIJKE DIENSTVERLENING, FINANCIËN,

BELASTINGEN, ADMINISTRATIEVE VERSLAGLEGGING,

RECHT, WET- EN REGELGEVING EN ONDERWIJS.

Inhoudsopgave

JAARREKENING 2005

TOELICHTING OP DE GECONSOLIDEERDE JAARREKENING

JAARREKENING WOLTERS KLUWER NV

OVERIGE INFORMATIE

Hoofdkantoor

te Amsterdam

Aandelen genoteerd aan de Euronext

Amsterdam: WLSNC.AS,

fondscode 39588,

ISIN code NL0000395887;

opgenomen in de AEX index

en de Euronext-100 index.

Content in Context

Content in Context

Wolters Kluwer excelleert in het creëren van hoogwaardige content voor gebruik in een professionele omgeving op het gebied van gezondheidszorg, zakelijke dienstverlening, financiën, belastingen, administratieve verslaglegging, recht, wet- en regelgeving en onderwijs. Onze professionals werken voor professionals en zijn daarbij volledig gericht op het leveren van essentiële content, software en diensten op basis waarvan onze klanten hun cruciale zakelijke beslissingen kunnen nemen. Door gebruik te maken van de nieuwste informatietechnologie kunnen wij onze klanten de oplossingen bieden waar zij behoefte aan hebben, op het juiste moment en in de beste vorm. Als wij hierin slagen, realiseren wij ons doel marktleider te zijn op het gebied van content in context.

The Professional's First Choice

De professionals van Wolters Kluwer wisselen voortdurend expertise en ideeën uit met onze klanten over hun werk. Deze samenwerking op het gebied van innovatie is essentieel om onze beloften waar te maken aan advocaten, artsen, verpleegkundigen, belastingadviseurs, docenten en managers. Kennis van hun professionele werkprocessen en het vermogen om nieuwe technologieën zodanig toe te passen dat zij efficiënter en productiever kunnen zijn, vormen de kern van deze samenwerking.

Leidende posities en merken

Sterke marktposities zijn van groot belang voor de bedrijfsstrategieën van Wolters Kluwer. Wij hechten grote waarde aan het feit dat wij een leidende rol hebben op de meeste markten waar wij actief zijn. Wij hebben sterke, duurzame merken zoals Adis, Bankers Systems, Bildungsverlag EINS, CCH, Croner, CT, IPSOA, Kluwer, Lamy, LA LEY, Liber, Lippincott Williams & Wilkins, Luchterhand, Ovid, Teleroute en Wolters-Noordhoff. Deze merken staan al tientallen jaren garant voor informatie van topkwaliteit en wij zullen er alles aan blijven doen om deze leidende posities te behouden en uit te breiden.

Groeistrategie

2005 is het tweede jaar van ons driejarenplan van versterking en transformatie, waarmee wij duurzame groei en aandeelhouderswaarde voor de lange termijn willen realiseren. Door een op groei gerichte reorganisatie door te voeren, kosten te reduceren door middel van structurele verbeteringen, en te investeren in groei rond onze leidende marktposities, creëren wij waarde voor onze klanten, aandeelhouders en medewerkers. Onze sterke marktposities en superieure merken vormen de basis voor verdere groei en grotere schaalvoordelen.

www.wolterskluwer.com

Nu 2006 begonnen is, en wij het derde en laatste jaar van ons strategisch plan ingaan, zijn wij een sterkere onderneming.

Bericht van de voorzitter



Nancy McKinstry
CEO en voorzitter van de Raad van Bestuur

2005 was een succesvol jaar voor Wolters Kluwer. Het sloot tevens het tweede jaar af van ons driejarenplan van versterking en transformatie van Wolters Kluwer, waarmee wij duurzame groei en aandeelhouderswaarde voor de lange termijn willen realiseren. Gedurende de afgelopen twaalf maanden hebben wij een gezonde groei van onze omzet en het bedrijfsresultaat gerealiseerd en hebben wij tegelijkertijd in nieuwe producten geïnvesteerd, onze portfolio aangepast en onze activiteiten geherstructureerd. Wij zijn voortgegaan met de belangrijke transformatie van onze Legal, Tax & Regulatory Europe divisie en hebben voor onze hele organisatie belangrijke acquisities gepleegd om onze professionele producten en marktposities te versterken en uit te breiden. Daarnaast hebben wij geïnvesteerd in de kwaliteit van ons senior management en zijn initiatieven ontplooid op het gebied van operationele excellentie, talentmanagement en innovatie. Bovendien hebben wij de merkstrategie van Wolters Kluwer aangepast.

Onze resultaten in 2005 tonen aan dat onze strategie van het leveren van informatie en geïntegreerde softwareoplossingen aan onze klanten een stevig fundament vormt voor omzetgroei en hogere winstgevendheid. In elk van onze voornaamste markten – juridisch, fiscaal, administratieve verslaglegging, gezondheidszorg, zakelijke en financiële diensten en onderwijs – versterken wij onze relaties met klanten door essentiële producten en diensten te bieden, die het beslissingsproces en de productiviteit verbeteren. Deze sterke marktposities en superieure merken vormen de basis voor verdere groei en verbeterde schaalvoordelen.

Nu 2006 begonnen is, en wij het derde en laatste jaar van ons plan ingaan, zijn wij een sterkere onderneming. We hebben betere marktposities en een beter productaanbod, strakker geleide en gestroomlijnde processen, en meer bekwaamheid op alle niveaus binnen onze organisatie.

Resultaten in 2005

Afgelopen jaar heeft Wolters Kluwer in lijn met, of beter gepresteerd op de zes belangrijkste prestatie-indicatoren die wij hanteren om onze resultaten te meten. De omzet steeg met 3% naar € 3,4 miljard. Daarnaast bedroeg de autonome groei 2,2%, een belangrijke verbetering ten opzichte van 2004. Het gewone bedrijfsresultaat nam met 3% toe tot € 533 miljoen en de brutomarge bleef 16%, als weerslag van de voortdurende investeringen in nieuwe en verbeterde producten, de herstructurering van een aantal Europese activiteiten en de invoering van shared services. De verwaterde winst per aandeel steeg met 4% naar € 1,06. De vrij besteedbare kasstroom van € 351 miljoen bleef sterk, wat ons in staat stelt verdere groei te financieren, voort te gaan met onze herstructureringsprogramma's en waarde aan aandeelhouders uit te keren in de vorm van dividend.

Investeren in groei

In 2005 hebben wij verder geïnvesteerd in groei door de introductie van nieuwe en verbeterde producten en diensten, met name online- en softwareoplossingen. De investeringen in productontwikkeling bedroegen ongeveer € 250 miljoen in 2005, een toename van 13% ten opzichte van 2004, en toonden de toewijding van de onderneming om duurzame groei te realiseren. Deze investeringen droegen bij aan de hogere groei in diverse divisies, met name Health, Corporate & Financial Services en Tax, Accounting & Legal. Binnen Europa hebben Italië, Centraal-Europa, Frankrijk, Spanje en Teleroute ook goed gepresteerd door de ontwikkeling van nieuwe producten en werkprocesoplossingen voor hun klanten.

Onze klanten hebben positief gereageerd op deze investeringen door voortgaande toepassing van onze onlineproducten en softwareoplossingen; in 2005 bereikte de groei van elektronische producten de dubbele cijfers. Momenteel realiseren de elektronische producten, inclusief online- en softwareproducten, 39% van onze omzet, een aanzienlijke stijging ten opzichte van 35% in 2004. In 2005 hebben wij ook geïnvesteerd in de versterking van onze verkoop- en marketingexpertise, met name binnen onze Europese activiteiten. Deze investeringen hebben geresulteerd in een verbeterd aantal vernieuwingen en ondersteunen onze strategie om het gebruik van online- en geïntegreerde oplossingen in de markten te stimuleren.

2005 kenmerkte zich door een vernieuwde benadering van strategische acquisities. Deze acquisities maken het ons mogelijk om onze positie in belangrijke groeimarkten te vergroten en bieden onze klanten een breder productaanbod en totaaloplossingen. Zo resulteert de overname van NDC Health's Information Management voor onze Health divisie in een productaanbod van databanken en informatieoplossingen met toegevoegde waarde die ons aanbod over het hele spectrum van ontsluiting, ontwikkeling en verspreiding van informatie voor de biowetenschappen ondersteunt. De acquisitie in Italië van twee vooraanstaande uitgeverijen op het gebied van openbaar bestuur, recht, belastingen en zakelijke markten – De Agostini Professionale en UTET Professionale – maakt de weg vrij voor een expansie in nieuwe markten voor professionele publicaties, zoals overheidspublicaties, en versterkte onze positie in de juridische en fiscale marktsegmenten. De overname van PCi in de Verenigde Staten zorgde voor een breder productaanbod in de financiële markten, waardoor klanten oplossingen geboden worden voor de naleving van hypotheekregelgeving.

Realisatie van kostenbesparingen

De efficiency van onze operationele activiteiten neemt nog steeds toe dankzij de implementatie van structurele kostenreductieprogramma's. Er werd voortuitgang geboekt in België, Nederland en het Verenigd Koninkrijk, waar uitgebreide herstructureringsprogramma's worden uitgevoerd. De investering in shared services werd in 2005 voortgezet in Europa met de uitrol van een op SAP gebaseerd systeem in drie landen, en in de Verenigde Staten door de invoering van shared services voor personeelszaken en dataverwerking. Wij zijn bij een aantal divisies ook begonnen met de invoering van de Six Sigma-methode om de kwaliteit van bedrijfsprocessen, dienstverlening aan klanten en productiviteit te verbeteren. Aan het eind van het jaar waren de kosten met € 100 miljoen afgenomen, een beter resultaat dan het oorspronkelijke doel voor 2005.

Hechte relaties met klanten

Wij zijn ervan overtuigd dat een van onze belangrijkste concurrentievoordelen is, dat wij een diepgaande kennis hebben van onze klanten, de aard van hun werk en de manier waarop wij effectief als partner met hen samenwerken. De kracht van onze producten is gelegen in ons begrip van de klant en het partnerschap met hen; door goede communicatie en nauwe samenwerking ontwikkelen wij producten en diensten die het onze klanten mogelijk maakt productiever te zijn. Gedurende 2005 hebben wij geïnvesteerd in het ontwikkelen van een beter inzicht in de behoeften van onze klanten door klantenactiviteiten.

Introductie van een gezamenlijk sterk merk

Het nieuwe logo dat Wolters Kluwer en al haar bedrijfsonderdelen zijn gaan gebruiken op 21 maart 2005 is symbolisch voor de sterkste kenmerken van de onderneming: hoogwaardige content in de professionele context; diversiteit van klanten en medewerkers; en innovatieve en technologisch geavanceerde oplossingen. Door onze gewaardeerde en zeer bekende merken samen te brengen onder de gemeenschappelijke Wolters Kluwer-merkidentiteit neemt onze zichtbaarheid voor klanten toe. Binnen de organisatie versterkt het de band van onze bedrijfsonderdelen en ondersteunt het een winnaarsmentaliteit.

Ondersteuning van kernwaarden en duurzame waardecreatie

Uiteindelijk komt het allemaal neer op onze mensen. Onze resultaten over 2005 zijn bereikt dankzij het harde werk en de inzet van alle medewerkers van Wolters Kluwer, wereldwijd. Ik heb het geluk dat ik een groep van individuen leid die zich allemaal betrokken voelen bij de waardecreatie voor onze klanten en aandeelhouders. Na de aankondiging van onze nieuwe strategie in 2003, hebben onze medewerkers enthousiast gereageerd op de nieuwe initiatieven die zijn ingevoerd voor klanten, producten en processen. Het is hun kennis, creativiteit en energie die de transformatie van onze onderneming mogelijk heeft gemaakt. In 2005 namen de mogelijkheden voor alle werknemers toe om deel te nemen aan de discussie over Wolters Kluwer's strategie, visie en waarden door medewerkersbijeenkomsten en strategische werkgroepen. Wij hebben ook een wereldwijd leiderschapscriteriasysteem ontwikkeld en een talentmanagementprogramma vastgesteld om toppresteerders binnen de onderneming te identificeren en te stimuleren.

Namens de Raad van Bestuur en alle werknemers van Wolters Kluwer wil ik graag onze waardering uitspreken naar onze aandeelhouders en klanten voor hun voortgaande vertrouwen in onze langetermijnstrategie.

Ik wil ook graag mijn dank en waardering uitspreken jegens de leden van de Raad van Commissarissen en in het bijzonder aan de heer De Ruiter, die later dit jaar met pensioen gaat. Zijn jarenlange persoonlijke betrokkenheid bij en toewijding aan de onderneming als lid en voorzitter van de Raad van Commissarissen hebben enorm bijgedragen aan het succes van Wolters Kluwer.

Wij zien de toekomst vol vertrouwen tegemoet in de overtuiging dat onze strategie en kwaliteiten zullen zorgen voor duurzame winstgevende groei.



Nancy McKinstry
CEO en voorzitter van de Raad van Bestuur

Nancy McKinstry, *voorzitter*

Boudewijn Beerkens

Jean-Marc Detailleur

Raad van Bestuur



Nancy McKinstry

- Verenigde Staten, 1959
- Chief Executive Officer en voorzitter van de Raad van Bestuur sinds 1 september 2003
- Lid van de Raad van Bestuur sinds 1 juni 2001

Nancy McKinstry is CEO en voorzitter van de Raad van Bestuur van Wolters Kluwer. Met de benoeming in haar huidige positie geeft mevrouw McKinstry leiding aan een strategie ter versterking van de marktposities van de onderneming, een programma van kostenbesparingen en het genereren van groei door een sterke klantgerichte organisatiestructuur. Mevrouw McKinstry is verantwoordelijk voor de vijf divisies, strategie, business development, juridische zaken en corporate communicatie. Mevrouw McKinstry heeft meer dan een decennium ervaring binnen Wolters Kluwer. Alvorens zij in 2003 werd benoemd in haar huidige rol, was zij CEO van de Noord-Amerikaanse activiteiten van Wolters Kluwer. Tevens is zij actief geweest als President en CEO van CCH Legal Information Services dat nu onderdeel uitmaakt van de divisie Corporate & Financial Services van Wolters Kluwer. Voordien bekleedde mevrouw McKinstry managementfuncties op het gebied van productmanagement bij CCH INCORPORATED, tegenwoordig onderdeel van de divisie Tax, Accounting & Legal. Tijdens haar dienstverband bij CCH groeide de onderneming uit tot een toonaangevende aanbieder van elektronische publicaties. In 1999 was mevrouw McKinstry korte tijd werkzaam als CEO van SCP Communications, een aanbieder van medische informatie voordat zij terugkeerde bij Wolters Kluwer om leiding te geven aan activiteiten in Noord Amerika. Eerder in haar carrière bekleedde zij managementposities bij Booz Allen Hamilton, een internationaal organisatieadviesbureau, waar zij zich bezig hield met het media- en uitgeversbedrijf.
Mevrouw McKinstry heeft een MBA in Finance & Marketing van de Columbia University in New York. Daarvoor studeerde zij economie aan de University of Rhode Island in Kingston alwaar zij Phi Beta Kappa afstudeerde, en heeft een honorary degree of Doctor of Laws. Zij is lid van de University Club en de Advisory Board van de University of Rhode Island. Mevrouw McKinstry is lid van de Raad van Bestuur van Ericsson, een toonaangevende telecom leverancier, lid van het bestuur van MortgageIT, een Amerikaanse hypotheekmakelaar, heeft zitting in het bestuur van de Amerikaanse Kamer van Koophandel in Nederland, en is lid van het bestuur van Tias Business School in Nederland.



Boudewijn Beerkens

- Nederland, 1963
- Chief Financial Officer sinds 1 november 2002
- Lid van de Raad van Bestuur sinds 1 mei 2003

Boudewijn Beerkens is lid van de Raad van Bestuur sinds mei 2003 en Chief Financial Officer sinds november 2002. De heer Beerkens is verantwoordelijk voor accounting & control, internal audit en internal control, investor relations, mergers & acquisitions, risk management, fiscale zaken en treasury.
Voordat hij zijn huidige functie aanvaardde, was hij sinds 1991 werkzaam bij PricewaterhouseCoopers. Laatstelijk was hij daar Managing Partner; in deze functie was hij verantwoordelijk voor de praktijk Corporate Finance & Recovery. Voor zijn dienstverband bij PricewaterhouseCoopers werkte hij voor Vendex do Brasil, alwaar hij verantwoordelijk was voor de strategische ontwikkeling van de divisie Food. Bij Citicorp Investment in London deed hij ervaring op met bankieren.
De heer Beerkens heeft een MBA van de Rotterdam School of Management (RSM) van de Erasmus Universiteit; daarvoor studeerde hij zowel Nederlands recht als notarieel recht aan de Vrije Universiteit in Amsterdam.
De heer Beerkens is lid van de Raad van Commissarissen van Goedland nv, lid van het dagelijks bestuur van Amsterdam Partners en heeft zitting in de adviescommissie van Bencis Capital Partners, is lid van het College van Regenten van het Roomsch Catholijk Oude Armen Kantoor (non-profit organisatie), en is een van de Founding Friends van the United World Colleges in Nederland.



Jean-Marc Detailleur

- Frankrijk, 1947
- Lid van de Raad van Bestuur sinds 1 januari 1999

Jean-Marc Detailleur is lid van de Raad van Bestuur van Wolters Kluwer sinds januari 1999. De heer Detailleur is verantwoordelijk voor Teleroute, personeelszaken en duurzaamheid.
Alvorens de heer Detailleur werd benoemd tot lid van de Raad van Bestuur was hij regionaal directeur van Wolters Kluwer Frankrijk. Voordat hij in 1989 bij Wolters Kluwer begon, bekleedde hij diverse senior managementfuncties bij Lamy en Groupe Liaisons. Voordien had hij verschillende personeelsmanagement- en operationele functies bij Groupe DMC, Hachette en Pechiney. Van 1995 tot 1998 was de heer Detailleur tevens voorzitter van de FNPS (Fédération Nationale Presse d'Information Specialisée) en voorzitter van ECHR (European Club of Human Resources) in Brussel van 2002 tot 2004. De heer Detailleur heeft een postdoctorale graad in het Frans publiek recht en in politicologie aan de Universiteit van Parijs.

Henny de Ruiter, *voorzitter*

Harry Pennings,

plaatsvervangend voorzitter

Adri Baan

Len Forman

Jane Frost

Henk Scheffers

Peter Wakkie

Raad van Commissarissen



Henny de Ruiter, *voorzitter*
Nederland, 1934
Benoemd in 1994,
lopende termijn tot in 2006
Lid van de Selectie- en Remuneratiecommissie en lid van de Audit Commissie

Functie
Voormalig directielid van Koninklijke Nederlandsche Petroleum Maatschappij nv en voormalig lid van de Groepsdirectie van Koninklijke Shell Groep



Harry Pennings
plaatsvervangend voorzitter
Nederland, 1934
Benoemd in 1995,
lopende termijn tot in 2007
Voorzitter van de Selectie- en Remuneratiecommissie

Functie
Voormalig voorzitter van de Raad van Bestuur van Océ nv

Commissariaten
Voorzitter van de Raad van Commissarissen van Essent nv, NV Industriebank LIOF en AZL nv
Lid van de Raad van Commissarissen van Océ nv en Berenschot Holding bv



Adri Baan
Nederland, 1942
Benoemd in 2002,
lopende termijn tot in 2006
Lid van de Selectie- en Remuneratiecommissie en lid van de Audit Commissie

Functie
Voormalig lid van de Raad van Bestuur van Koninklijke Philips Electronics nv

Commissariaten
Lid van de Raad van Commissarissen van Océ nv, Hagemeyer nv, Koninklijke Volker Wessels Stevin nv, ICI Ltd. (Verenigd Koninkrijk), Port of Singapore Authority Europe Ltd., International Power Plc. (Verenigd Koninkrijk), en voorzitter van de Raad van Toezicht van de Autoriteit Financiële Markten



Len Forman
Verenigde Staten, 1945
Benoemd in 2005,
lopende termijn tot in 2009
Lid van de Audit Commissie

Functie
Executive Vice President
en Chief Financial Officer van
de New York Times Company
(Verenigde Staten)



Jane Frost
Verenigd Koninkrijk, 1957
Benoemd in 2001,
lopende termijn tot in 2009

Functie
Directeur Consumer Strategy,
Department of Constitutional
Affairs (Verenigd Koninkrijk)

Commissariaten
Non-Executive Director & Trustee
Lowry Arts Centre (Verenigd
Koninkrijk) en BBC Children in
Need (Verenigd Koninkrijk)

Overige Functies
Lid van de Raad van Toezicht
van HTI Education Trust,
lid van het Chartered Institute
of Marketing en lid van
de Royal Society of Arts
(Verenigd Koninkrijk)



Henk Scheffers
Nederland, 1948
Benoemd in 2004,
lopende termijn tot in 2008
Voorzitter van de
Audit Commissie

Functie
Lid van de Raad van Bestuur
van SHV Holdings nv

Commissariaten
Voorzitter van de
Raad van Commissarissen
van NPM Capital nv en
The David J. Joseph Company



Peter Wakkie
Nederland, 1948
Benoemd in 2005,
lopende termijn tot in 2009

Functie
Chief Corporate Governance
Counsel en lid van de
Raad van Bestuur van
Koninklijke AHOLD nv

Commissariaten
Lid van de
Raad van Commissarissen
van Schuitema nv

Kerncijfers

2005

Specificatie van netto-omzet 2005 per divisie

in %



- 20 Health
- 15 Corporate & Financial Services
- 18 Tax, Accounting & Legal
- 38 Legal, Tax & Regulatory Europe
- 9 Education

Specificatie van gewoon [1] EBITA 2005 per divisie

in %



- 18 Health
- 17 Corporate & Financial Services
- 21 Tax, Accounting & Legal
- 34 Legal, Tax & Regulatory Europe
- 10 Education

Specificatie van netto-omzet 2005 per medium

in %



- 39 Electronisch:
  - 19 *Internet / Online*
  - 20 *Software / CD-rom*
- 48 Print
- 13 Dienstverlening

Geografische spreiding van netto-omzet 2005

in %



- 52 Europa
- 44 Noord-Amerika
- 3 Azië Pacific
- 1 Overig

[1] De "gewone" cijfers zijn voor Wolters Kluwer een belangrijke financiële graadmeter. Het Engelse equivalent is "ordinary", en niet het in IFRSs gehanteerde "basic".

in miljoenen euro's (tenzij anders vermeld)	**2005**	2004	Mutatie in %	in % tegen constante koers
Netto-omzet	3.374	3.261	3	3
Gewoon EBITA	533	516	3	3
Gewone EBITA marge (%)	16	16		
EBITA	513	472	9	8
EBITA marge (%)	15	14		
Gewoon nettoresultaat	327	307	7	7
Verwaterde gewone winst per aandeel (€)	1,06	1,02	4	4
Voorgesteld contant dividend per aandeel (€)	0,55	0,55		
Vrij besteedbare kasstroom	351	456		
Verwaterde vrij besteedbare kasstroom per aandeel (€)	1,14	1,51		
Liquiditeitenconversieverhouding	1,06	1,26		
Rendement op geïnvesteerd vermogen (%)	7	7		
FTE's per 31 december	17.419	17.515		
IFRS cijfers				
Bedrijfsresultaat	432	407	6	
Nettowinst, toe te rekenenen aan aandeelhouders van de moedermaatschappij	260	311	(16)	
Verwaterde winst per aandeel (€)	0,85	1,04	(18)	

Divisie overzicht

HEALTH

Activiteiten en klanten wereldwijd

Netto-omzet 2005
€ 656 miljoen
$ 814 miljoen

FTE's
2.168

CEO
Jeff McCaulley

CORPORATE & FINANCIAL SERVICES

Activiteiten en klanten in de Verenigde Staten

Netto-omzet 2005
€ 496 miljoen
$ 617 miljoen

FTE's
2.932

CEO
Chris Cartwright

TAX, ACCOUNTING & LEGAL

Activiteiten en klanten in de Verenigde Staten, Canada en Azië Pacific

Netto-omzet 2005
€ 621 miljoen
$ 775 miljoen

FTE's
3.876

CEO's
Kevin Robert
(Tax and Accounting)
Robert Becker
(Law & Business)

LEGAL, TAX & REGULATORY EUROPE

Activiteiten en klanten in Europa

Netto-omzet 2005
€ 1.292 miljoen
$ 1.608 miljoen

FTE's
7.051

CEO
Rolv Eide

EDUCATION

Activiteiten en klanten in zeven Europese landen

Netto-omzet 2005
€ 309 miljoen
$ 385 miljoen

FTE's
1.292

COO
Fred Grainger

www.wolterskluwer.com



van de driejaren strategie

Onze doelen bereiken, onze visie realiseren

Missie en strategie

In 2005 is Wolters Kluwer verder gegaan met de uitvoering van haar strategische driejarenplan, waarmee in oktober 2003 is begonnen en dat gericht is op het realiseren van duurzame groei en verbetering van waarde voor klanten, aandeelhouders en werknemers.

De uitgangspunten van de driejaren strategie zijn:

- doorvoeren van een op groei gerichte reorganisatie;
- kostenbesparingen door middel van structurele verbeteringen;
- investeren in groei rondom toonaangevende marktposities.

Deze elementen komen tot uiting in de 2005 activiteiten, zoals toegenomen investeringen in productontwikkeling, selectieve strategische acquisities in belangrijke groeimarkten en voortzetting van herstructureringsplannen en shared services-initiatieven. De financiële prestatie van Wolters Kluwer in 2005, gekenmerkt door een aanzienlijke verbetering van de autonome omzetgroei en sterke kasstromen, laat zien dat de strategische visie de onderneming transformeert en aanzienlijke aandeelhouderswaarde creëert.

Bereikte resultaten in 2005

Investeren in groei rond leidende marktposities

Wolters Kluwer neemt leidende en onderscheidende posities in op belangrijke professionele markten. Door voortdurend te investeren in haar sterke posities creëert de groep waarde voor haar klanten en maakt tegelijkertijd gebruik van groeikansen die deze grote en winstgevende markten bieden. Met haar toonaangevende merken en bewezen capaciteiten in het ontwikkelen van content, technologie en diensten voor klanten verkeert Wolters Kluwer in de ideale positie om nieuwe behoeften van klanten te identificeren en daaraan te voldoen met innovatieve producten en diensten.

Binnen de gehele groep behoren onlineproducten en -diensten tot de snelst groeiende productgroepen. Op internet gebaseerde hulpmiddelen bieden nieuws, onderzoeks- en referentiematerialen en werkprocesmiddelen die ontwikkeld zijn om klanten totaaloplossingen te leveren die de besluitvorming versnellen en de productiviteit verbeteren. In 2005 was de omzetgroei van onlineproducten aanzienlijk.

De kosten voor productontwikkeling bedroegen in 2005 € 250 miljoen, een stijging van 13% ten opzichte van 2004; deze investering droeg bij aan de introductie van nieuwe en verbeterde producten binnen de hele onderneming.

Een selectie van de mijlpalen in 2005 omvat:

- Een baanbrekend samenwerkingsverband met de Amerikaanse BNA om haar content aan te bieden via het CCH Tax Research NetWork;
- CASE File, een centraal systeem voor elektronisch dossierbeheer in combinatie met de diensten van CT's gemachtigden;
- CCH Document, dat de kracht van de in Amerika leidende ProSystem *fx*-software als onderdeel van de CCH Accountants' Suite in Canada versterkt;
- eCPD, een geavanceerd e-learningplatform voor accountants en financiële professionals in het Verenigd Koninkrijk;
- Executive Compensation en Labour and Employment Law, twee nieuwe geïntegreerde onlinebilbliotheken voor juristen en personeelsmanagers in de Verenigde Staten;
- Navigator, een nieuwe Nederlandse productlijn die uitgebreide zoekmogelijkheden biedt in de Kluwer-content via een klantspecifieke interface;
- Ovid Lingua, een nieuw platform dat eenvoudig toegang geeft tot elektronische boeken en tijdschriften in bijna 80 talen;
- PubFusion, een online informatiebeheeroplossing en de eerste totale onlineoplossing voor wetenschappelijke uitgeverijen;
- Universal Service van Process Connector, een toevoeging op CT's geïntegreerde pakket van werkprocesinstrumenten voor de procespraktijk, waarmee CT de enige aanbieder is van deze innovatieve oplossing;
- Wolters-Noordhoff Digitale Proefwerken, een innovatieve onlinedienst die het voorbereiden en beoordelen van toetsen voor docenten in het voortgezet onderwijs in Nederland vergemakkelijkt.

Op pagina 20 tot 34 van dit jaarverslag staat een volledig overzicht van bereikte resultaten van de divisies en onderdelen.

Wolters Kluwer heeft een aantal strategische acquisities gepleegd in 2005, waaronder de Information Management activiteiten van NDC Health (afgerond in januari 2006), PCi en De Agostini Professionale. Deze nieuwe activiteiten ondersteunen de groeistrategie van de onderneming door het productaanbod aan klanten te vergroten, bestaande marktposities te verstevigen en uit te breiden naar aangrenzenden groeimarkten.

Kostenbesparingen door structurele verbeteringen
De kostenbesparingen bedroegen € 100 miljoen (vergeleken met de doelstelling van € 80-90 miljoen). Enkele verbeteringen in 2005:

- Herstructureringsplannen in het Verenigd Koninkrijk, België en Nederland verliepen volgens schema, waarbij kosten werden gereduceerd door de organisatie te stroomlijnen en slecht presterende productlijnen te beëindigen, en een efficiëntere administratieve organisatie;
- In Verenigde Staten werd vooruitgang geboekt door personeelsmanagement, financiële en IT-activiteiten onder te brengen bij Shared Services North America. De samenvoeging van dataverwerkingsactiviteiten en -management via een outsourcingpartner werden voortgezet en het gebruik van buitenlandse capaciteit om bepaalde IT-functies te ondersteunen nam toe. Een ander herstructureringsinitiatief betrof logistieke activiteiten;
- In Europa werden strategische inkoopprojecten geïnitieerd voor papier en drukwerk, dienstreizen en andere centrale diensten;
- SAP werd in drie Europese landen ingevoerd om de financiële verslaglegging en bedrijfsanalyses te verbeteren;

- Het samenvoegen van locaties ging wereldwijd verder, waardoor sinds medio 2003 het aantal locaties is gedaald met 26% en het aantal vierkante meters met 21%;
- De afname van het personeelsbestand bedroeg 358 FTE's (voltijdequivalenten).

Reorganiseren om groei te realiseren
In 2005 zette Wolters Kluwer de verbetering voort van haar operationele focus en klantgerichtheid door de managementteams te versterken, de verkoop- en marketinginspanningen te vergroten en een talentmanagementprogramma vast te stellen dat toppresteerders binnen de onderneming identificeert en stimuleert.

In maart 2005 presenteerde Wolters Kluwers een nieuwe merkenstrategie die er op gericht is om de herkenning en samenhang van de gerespecteerde en bekende merken te vergroten. Gedurende het gehele jaar werd het merkenportfolio van de divisies en bedrijfsonderdelen systematisch opgeschoond. Deze nieuwe aanpak wordt in 2006 voortgezet.

In de loop van 2005 heeft Wolters Kluwer een aantal aanvullende maatregelen genomen om de corporate governance structuur te versterken. Deze maatregelen bieden onder meer alle aandeel- en certificaathouders de mogelijkheid een volmacht aan derden te geven om namens hen te stemmen op vergaderingen van aandeelhouders; om wijzigingen in lijn met de Corporate Governance Code in de statuten van Wolters Kluwer aan te brengen; en alsmede het voorstel aan de Algemene Vergadering van Aandeelhouders van 26 april 2006 om de certificering van aandelen op te heffen.

Maatschappelijk verantwoord ondernemen is een belangrijk onderwerp bij Wolters Kluwer en het eerste duurzaamheidsverslag over 2004 werd in augustus 2005 gepubliceerd. Hiermee is een aanzet gegeven voor een gecentraliseerde aanpak en rapportering.

Nu het laatste jaar van de driejaren strategie is aangevangen, is Wolters Kluwer zodanig gepositioneerd dat zij waarde kan creëren voor al haar belanghebbenden. Het herstel van omzetgroei bij Wolters Kluwer laat zien dat bedrijfsinvesteringen in bijvoorbeeld online- en softwareproducten en aanverwante markten resultaten boeken. De herstructureringsinitiatieven liggen voor op schema en hebben structurele kostenbesparingen opgeleverd. De reorganisatie heeft het bedrijf gestroomlijnd en heeft de weg vrijgemaakt voor verhoogde efficiëntie en verbeterde productiviteit.

Dividend

Tijdens de Algemene Vergadering van Aandeelhouders die gehouden wordt op 26 april 2006 zal Wolters Kluwer een dividenduitkering voorstellen van € 0,55 per aandeel over het jaar 2005. Dit is conform het bestaande dividendbeleid om een dividend van € 0,55 per aandeel uit te keren, op voorwaarde dat de dividenddekkingsfactor ten minste 1,5 bedraagt. Dit komt overeen met een dividendrendement tegen de slotkoers per 31 december 2005 van bijna 3,2%.

Conform voorgaande jaren en ter indicatie van het sterke vertrouwen dat de vennootschap in haar toekomst heeft, is besloten de aandeelhouders de keus te laten tussen uitkering in contanten of in (certificaten van) aandelen.
Na goedkeuring van het voorstel door de Algemene Vergadering van Aandeelhouders wordt de aandeelhouders gevraagd hun keuze kenbaar te maken.
Het verhoudingscijfer voor de uitkering in (certificaten van) aandelen versus de uitkering in contanten wordt op 5 mei 2006 (na beurs) vastgesteld.
Het contant dividend zal vanaf 9 mei 2006 betaalbaar zijn. Zie voor meer informatie www.wolterskluwer.com.

Vooruitzichten

Wolters Kluwer zal in 2006 doorgaan met het proces van versterking en transformatie, gebruikmakend van de goede basis die daarvoor in 2005 is gelegd. De focus blijft gericht op sterke en duurzame autonome groei van de omzet, in het bijzonder door te blijven investeren in online- en software-oplossingen en de klant centraal te stellen. In 2006 zal Wolters Kluwer de herstructureringsplannen voortzetten.

De autonome omzetgroei zal in 2006 tussen de 2% en 3% bedragen, gebaseerd op de goede prestaties in 2005 van alle divisies. De gewone EBITA marge zal stijgen naar ongeveer 16,5% tot 17%, ondanks wederom aanzienlijke investeringen in productontwikkeling van ongeveer € 270 miljoen en daartegenover verwachte kostenbesparingen van circa € 120 miljoen. Wolters Kluwer verwacht opnieuw een sterke vrij besteedbare kasstroom.

Vooruitzichten 2006 en 2007

Belangrijkste prestatie-indicatoren tegen constante wisselkoersen [1]

	2006	2007 en verder
Autonome omzetgroei	2-3%	4%
Gewone EBITA marge	16,5-17%	19-20%
Liquiditeiten conversieverhouding (CAR)	95-105%	95-105%
Vrij besteedbare kasstroom	± € 350 miljoen	≥ € 400 miljoen
Rendement op geïnvesteerd vermogen (ROIC) [2]	7%	[3] ≥ WACC
Verwaterde gewone winst per aandeel [4]	€ 1,18-€ 1,23	€ 1,45-€ 1,55

[1] Constante koers €/$ = 1,25. Wijzigingen van de reële waarde van de derivaten die van invloed zijn op de winst- en verliesrekening zijn tevens buiten beschouwing gelaten voor zover deze het gevolg zijn van wisselkoersschommelingen.

[2] Na belasting

[3] WACC (gewogen gemiddelde vermogenskostenvoet) is thans 8% na belasting.

[4] Inclusief acquisities.

De divisies zullen verder bouwen op het succes van 2005 en hun marktposities versterken. De verwachting voor de autonome omzetgroei van Health is circa 3% tot 5%, van Corporate & Financial Services 4% tot 6%, van Tax, Accounting & Legal 3% tot 4%, Legal Tax & Regulatory Europe verwacht met 0% tot 1% te groeien door verdergaande transformatie van deze divisie en Education streeft naar een verbeterde autonome omzetgroei van 1% tot 2%.

Vooruitzichten per divisie

autonome omzetgroei in %

	2006
Health	3-5
Corporate & Financial Services	4-6
Tax, Accounting & Legal	3-4
Legal, Tax & Regulatory Europe	0-1
Education	1-2

De sterke fundering die Wolters Kluwer in 2005 heeft gelegd voor de toekomst, geeft het vertrouwen dat de 2006 doelstellingen zullen worden gehaald.

Wolters Kluwer Health speelt een voortrekkersrol bij het stimuleren van medische excellentie. De divisie biedt een internationaal scala aan content en informatieoplossingen door middel van een uitgebreid productpakket. Het gaat hierbij om merken die in de gezondheids-zorg en biomedische industrieën als het meest betrouwbaar worden beschouwd.

Health

Merken

- Adis
- Adis Communications
- Facts & Comparisons
- IFI Patent Intelligence
- Lippincott Williams & Wilkins
- Medi-Span
- Ovid
- Source®

Klanten

- Artsen
- Verpleegkundigen
- Andere medische professionals
- Medische en academische onderzoekers
- Apothekers
- Onderzoekers en managers in de biowetenschappen
- Ziekenhuisbestuurders
- Studenten en docenten in deze beroepsgroepen

Bedrijfsactiviteiten

De Wolters Kluwer Health divisie voorziet in de informatiebehoeften van medische professionals en bestaat uit vier onderdelen. Pharma Solutions ontwikkelt business intelligence-onderzoeksmiddelen voor professionals in de biowetenschappen. Medical Research richt zich op online hulpmiddelen voor medische en academische onderzoekers en publiceert klinisch medische tijdschriften. Professional & Education ontwikkelt tekstboeken en point-of-learning-systemen voor medisch onderwijs, en naslagwerken voor clinici en verwante gezondheidszorg professionals. Clinical Solutions tot slot ontwikkelt referentiemateriaal voor apothekers waarin informatie over medicijnen is verwerkt en ter ondersteuning voor artsen bij medische beslissingen met *point-of-care* werkproces producten.

De divisie blijft investeren in leidende marktposities in de gezondheidszorg. Zo worden de raadpleging- en werkprocesondersteunende toepassingen verder ontwikkeld, en de verkoop aan licentiehouders van cruciale informatie versterkt. De investeringen in nieuwe producten en acquisities zijn gericht op een versterking van de positie van de Health divisie in de belangrijkste groeisegmenten van de markt, te weten de levering van toepasbare kennis bij de behandelmomenten en analytische instrumenten en inzichten aan biowetenschappers.

Bereikte resultaten in 2005

Gedurende 2005 ging Health verder met het versterken van de marktpositie door middel van de ontwikkeling van nieuwe en verbeterde producten, innovatieve platforms en acquisities. De divisie kondigde de acquisitie aan van NDCHealth's Information Management (afgerond in januari 2006), die onderdeel gaat uitmaken van Pharma Solutions en nam Boucher Communications over, dat bij Medical Research werd ondergebracht. De divisie versnelde opnieuw het ontwikkelingstempo van nieuwe producten, waaronder investeringen in point-of-learning en point-of-care systemen, verbeteringen aan het Ovid-platform, nieuwe producten voor business intelligence en nieuwe tijdschriften. Verder werden er divisiebreed operationele en technologische functies samengevoegd om platforms, processen en investeringen te optimaliseren. Om dit te ondersteunen werd een Six Sigma-initiatief gelanceerd om kwaliteit, klantenservice en productiviteit te versterken door rigoreuze procesverbeteringen. Het leiderschapsteam werd wederom versterkt. Een nieuwe Chief Financial Officer, een Vice President General Manager voor Drug Information werd benoemd, een nieuwe Chief Technology Officer en een nieuwe Vice President voor Strategy en Business Development.

Pharma Solutions heeft direct sales-activiteiten opgezet in de belangrijke Spaanstalige markten, waardoor er meer content werd verkocht in Spanje, Zuid-Amerika en Mexico. De overname van de Information Management groep van NDCHealth zorgt voor een aanvulling in de vorm van een krachtig pakket van hoogwaardige database- en informatie-oplossingen. Hierdoor beslaat het productaanbod van de divisie voor wat betreft content en business intelligence nu het gehele spectrum van ontdekking naar ontwikkeling en distributie. Bij de overname zijn 380 werknemers betrokken en de activiteiten zullen bij Pharma Solutions worden ondergebracht als de Health Care Analytics groep. De merknaam Source®, in de branche synoniem met een toonaangevende leverancier van business intelligence, zal in gebruik blijven.

In 2005, versterkte Medical Research zijn positie in online onderzoek en medische tijdschriften met strategische investeringen, partnerschappen en een acquisitie. In de tijdschriftensector werd Boucher Communications Inc. overgenomen, een vooraanstaande leverancier van gedrukte en digitale optometrische en oogheelkundige onderzoeksinformatie. Boucher is ondergebracht bij de nieuwe Lippincott Williams & Wilkins VisionCare groep, waarmee nu informatie op het gebied van oogzorg is verenigd en de positie van Health voor dit steeds belangrijkere medisch specialisme is versterkt. Ook werd een driejarige licentieovereenkomst getekend met Blackwell Publishing Ltd. Medical Research wordt de exclusieve aanbieder van de medische tijdschriften van Blackwell via het Ovid online-product. Medical Research versterkte verder haar online platform met innovatieve producten als PubFusion en Ovid Lingua. PubFusion is een content managementsysteem met zeer geavanceerde mogelijkheden voor planning en opvolging van publicaties. In combinatie met andere middelen levert Pubfusion de eerste end-to-end online content management oplossing voor de wetenschappelijke uitgeverijsector, en voor andere uitgeverijen en informatieleveranciers. PubFusion zal voor het einde van 2006 worden gebruikt voor alle Health-tijdschriften en zal tevens als een zelfstandig product worden verkocht aan andere uitgevers en medische organisaties.

Professional & Education blijft zijn expertise tonen in medische publicaties met de lancering van 425 nieuwe producten bestemd voor artsen, verplegers, clinici en andere gezondheidsprofessionals. Het onderdeel heeft zijn dominante positie in de verpleging uitgebreid en geeft de drie best verkochte tijdschriften voor verplegend personeel uit. De oplage van de nieuwste uitgave, Nursing Made Incredibly Easy!, had aan het einde van het jaar een stijging van 34%, met 125.000 betalende abonnees. De uitgave van boeken maakte tevens een sterkte toplinegroei door. Met Clinically Oriented Anatomy werd bijvoorbeeld de afzetdoelstelling met 33% overschreden. Er werden meer dan 80.000 exemplaren verkocht in slechts acht maanden. Van de 28ste uitgave van Stedman's Dictionary werden in december 43.000 exemplaren verkocht. Nieuwe producten gepubliceerd in 2005 leggen een goede basis voor een sterke omzetgroei in de toekomst.

Clinical Solutions bleef werken aan de uitbreiding van haar sterke positie in activiteiten voor apothekers door sterke verkopen van Medi-Span en de vernieuwde versie van de online Facts & Comparisons productlijnen. Verder werd de relatie met elektronische medische zakelijke leveranciers uitgebouwd om de toepassing van de Clin-eguide Order Sets te versterken. Het bedrijfsonderdeel introduceerde ook de volgende generatie van een breed aanbod van online medische informatie ClinicalResource@Ovid. Dit product maakt optimaal gebruik van het Ovid-platform om snel informatie te kunnen leveren die het beslissingsproces op het behandelmoment ondersteunt. Omdat gebruik gemaakt wordt van het Ovid-platform, maakt dit product het ook mogelijk om naadloos over te stappen naar uitgebreider onderzoek over elk relevant onderwerp.

Financiële resultaten

De netto-omzet over 2005 van Health bedroeg € 656 miljoen, dat is een stijging van 5% ten opzichte van 2004. De autonome omzetgroei was 4%, met sterke prestaties van de Ovid online-informatiebusiness en de traditionele boeken en tijdschriften van Lippincott Williams & Wilkins voor medici, verplegend personeel en andere professionals in de gezondheidszorg. De gewone EBITA marge daalde van 17% naar 16%, door hogere investeringen in de ontwikkeling van nieuwe producten en verbeterde platforms, zoals Ovid en de online versie van Facts & Comparisons.

Er werd een goede omzet behaald met de business intelligence-producten van Pharma Solutions en de werelwijde onderwijsmarkt van Professional & Education. Bij Medical Research zorgde Ovid voor een internationale omzet van recordhoogte. Het aangaan van nieuwe en uitbreiden van bestaande contracten met nationale en regionale ziekenhuisconsortia voor de levering van klinische informatie wierp opnieuw zijn vruchten af. De hogere omzet van Medi-Span-producten van Clinical Solutions en de nieuwste online versie van Facts & Comparisons compenseerden de lagere omzet van de print publicaties van Facts & Comparisons.

Resultaten 2005

in miljoenen euro's (tenzij anders vermeld)	**2005**	2004
Netto-omzet	656	623
Gewoon EBITA	104	103
Gewone EBITA marge (%)	16	17
Investeringen in vaste activa	11	9
FTE's (ultimo)	2.168	2.179

2006 focus

Wolters Kluwer Health zal zich blijven richten op vergroting en verbetering van haar dienstenpakket voor een steeds bredere klantenportefeuille in de gezondheidszorg. Zij zal informatie van de hoogste kwaliteit blijven leveren en innovatieve online en specifieke producten voor bij behandelmomenten blijven ontwikkelen. Op deze manier zal de divisie haar unieke diensten blijven leveren aan een brede groep van professionals in de gezondheidszorg.

Wolters Kluwer Corporate & Financial Services (CFS) is in de Verenigde Staten een toonaangevende aanbieder van uitgebreide wettelijke vertegenwoordiging en zakelijke zoek- en archiefdiensten voor juridische afdelingen van ondernemingen, advocatenkantoren en kredietverschaffers en van compliance, content en technologische oplossingen voor financiële dienstverleners van diverse omvang.

Corporate & Financial Services

Merken

Financial Services

- Bankers Systems
- CCH Capital Changes
- CCH® INSURANCE SERVICES
- CCH® Wall Street
- GainsKeeper®
- PCi Corporation
- VMP® Mortgage Solutions

Corporate Legal Services

- BizFilings
- Corsearch
- CT
- CT Summation
- CT TyMetrix
- UCC Direct Services

Klanten

- Banken
- Effectenhuizen
- Effectenhandelaars en beleggingsadviseurs
- Juridische afdeling van ondernemingen
- Kredietverstrekkers
- Verzekeringsmaatschappijen
- Advocatenkantoren
- Hypotheekverstrekkers
- Beleggingsfondsen
- Spaarbanken

Bedrijfsactiviteiten

De Corporate & Financial Services-divisie (CFS) blijft haar marktleiderschap uitbouwen door introductie van nieuwe producten en diensten, verbetering van de software producten en middelen voor een hoogstaande marktpositie en door acquisitie van strategische ondernemingen die de klanten bredere en geïntegreerde oplossingen kunnen bieden. De divisie bestaat uit de onderdelen Corporate Legal Services en Financial Services.

Corporate Legal Services levert intelligente software en diensten aan juridische professionals. De productoplossingen zijn georganiseerd in vier kerngebieden: wettelijke verklaringen, bedrijfstransacties, compliance op het gebied van jurisdictie en effecten; UCC producten en diensten voor corporate due diligence, gedekte leningen, faillissementen en onroerend goed; dossiermanagement en e-billing toepassingen, litigation ondersteunende software en e-discovery diensten; en innovatief handelsnaamonderzoek.

Financial Services richt zich sterk op content- en risicobeheer voor banken, krediet- en hypotheekverstrekkers, effectenhuizen en verzekeringsmaatschappijen. De aangeboden oplossingen betreffen geïntegreerde en op zich staande software pakketten en tevens documenten, analyses, trainings- en referentiemateriaal en overige diensten op het cruciale gebied van kredietverlening, nieuwe klanten, effecten, vennootschappelijke activiteiten en kapitaalwijzigingen, bestrijding van zwartgeldtransacties en verzekeringsregelgeving.

Bereikte resultaten in 2005

In 2005 heeft Corporate Legal Services een reorganisatie doorgevoerd, door de eenheid rond haar vier kerngebieden te organiseren: Corporate Compliance & Governance, UCC Solutions, Litigation Solutions en Trademark Solutions. Hiermee is er een betere aansluiting met de doelstelling om de professional's first choice te zijn in de juridische sector voor wat betreft intelligente software en service oplossingen. In 2005 werd Tripoint Systems Development Corporation overgenomen, wat zal worden ondergebracht bij CT TyMetrix ter versterking van de e-billing en dossiermanagementsystemen en dienstverlening aan juridische afdelingen van bedrijven.

CT is ook doorgegaan met het versterken van haar producten en de presentatie van CT Summation, een procesvoering ondersteunend softwarepakket.

Een productinnovatie van CT is CASE File, een kostenefficiënte dossiermanagementoplossing die samenwerkt met CT's geregistreerde agentschappen en aanvullende diensten zoals de elektronische jaarverslagservices van BizFillings. BizFillings is ook de exclusieve aanbieder geworden van vennootschapsdiensten voor CPAzBiz – de online vertegenwoordiging van het American Institute of Certified Public Accountants. Internationale uitbreiding werd voortgezet door toevoeging van een Canadese database aan Corsearch Advantage, een platform dat het controleproces vereenvoudigt voor professionals in de handelsmerkregistratie branche.

Met de UCC business is een belangrijke mijlpaal behaald met meer dan een miljoen filings op jaarbasis sinds de oprichting van UCC Direct. UCC Direct heeft verschillende grote contracten afgesloten, hetgeen voor het derde jaar op rij voor dubbele groeicijfers zorgde. Tevens werd vanuit UCC een nieuwe Flood Determination Service gelanceerd dankzij de samenwerking van twee Corporate & Financial Services onderdelen, namelijk iLienOnline en PCi.

Financial Services heeft een omvangrijke reorganisatie en integratie uitgevoerd ter verbetering van de operationele excellentie, de efficiëntie richting de klant en de marktfocus. Brian Longe werd President en CEO.

Er werd een nieuwe brandingstrategie bekend gemaakt, die in de markt wordt gezet als Wolters Kluwer Financial Services, waarmee de diensten voor klanten in het bank-, hypotheek en verzekeringswezen onder één merk zijn gebracht. Bekende merken zoals Bankers Systems, VMP en GainsKeeper worden behouden onder deze nieuwe bedrijfsnaam. Met de strategische overnames van PCi Corporation en Entyre heeft Financial Services haar positie als koploper op het gebied van hypotheek-compliance en -technologie versterkt en haar bereik uitgebreid naar nieuwe producten op de hypotheekmarkt. Er zijn omvangrijke softwarecontracten zijn afgesloten met een aantal grote financiële organisaties, met partners en de Amerikaanse belastingdienst. De verzekeringstak heeft snel ingespeeld op de behoefte in de branche aan onderzoek op het gebied van wet- en regelgeving en aan compliance-instrumenten na de orkanen Katrina en Rita.

Gedurende 2005 zijn er aanzienlijke vorderingen geboekt in de ontwikkeling van de volgende generatie softwareproducten voor het bankwezen. Dit betrof onder andere Expere, waarmee grote regionale en nationale banken van geïntegreerde oplossingen worden voorzien.
Er werden nieuwe productlanceringen gedaan van geïntegreerde oplossingen zoals Dynamic Document Solutions (DDS) en Expere; de VMP X4 Workflow Manager die de innovatieve technologie van het pas overgenomen Entyre verbetert, ForTrust Case Director voor antiwitwas-professionals en uitgebreidere instrumenten voor GainsKeeper en het bekende verzekeringsproduct AuthenticWeb.

Financiële resultaten

De netto-omzet over 2005 steeg naar € 496 miljoen, een groei van 13% ten opzichte van 2004. De autonome omzetgroei was 6%.

Bij Corporate Legal Services werd de sterke autonome groei gedreven door de transactieomzet op het gebied van corporate, UCC en handelsmerkdiensten services. De omzet van e-billing en procesvoering ondersteunende software was tevens sterk, met dubbele groeicijfers.

De groei van de omzet van Financial Services was te danken aan sterke verkopen van financiële transacties-software en elektronische documenten. GainsKeeper, waarmee beleggers de fiscale gevolgen van hun portefeuille nauwkeurig kunnen bijhouden, verdubbelde bijna de omzet in 2005 en er zijn een aantal belangrijke effectenhuizen aan het klantenbestand toegevoegd. De hypotheekbusiness heeft wederom sterke resultaten gerealiseerd met haar vooraanstaande compliance-instrumenten en documentatieoplossingen.

De gewone EBITA marge nam toe van 19% in 2004 tot 20% in 2005, gedreven door de omzetgroei ondanks doorgaande investeringen in productontwikkeling en shared services.

Resultaten 2005

in miljoenen euro's (tenzij anders vermeld)

	2005	2004
Netto-omzet	496	437
Gewoon EBITA	100	82
Gewone EBITA marge (%)	20	19
Investeringen in vaste activa	12	15
FTE's (ultimo)	2.932	2.726

2006 focus

In 2006 zal Corporate & Financial Services haar klanten blijven ondersteunen met geïntegreerde oplossingen waarmee zij hun juridische compliance-, documentatie- en werkproces benodigdheden in het groeiende volume van complexe regelgeving kunnen beheersen. Dit zorgt er voor dat die klanten hun eigen klanten ook beter kunnen bedienen.

Wolters Kluwer Tax, Accounting & Legal (TAL) is een toonaangevende leverancier van research, software en werkproces-middelen op het gebied van belastingen en accountancy en van talrijke vakgebieden op juridische en zakelijke regelgeving terreinen. Deze producten worden via twee klantsegmenten aangeboden: Tax and Accounting en Law & Business.

Divisies

Tax, Accounting & Legal

Merken

Tax and Accounting

- CCH
- ProSystem *fx*

Law & Business

- Aspen
- CCH
- Kluwer Law International
- Loislaw

Klanten

- Accountantskantoren
- Advocatenkantoren
- *Compliancespecialisten*
- Juridische adviseurs
- Afdelingen belast met interne accountantscontroles en fiscale zaken
- Juridische opleidingsinstituten

Bedijfsactiviteiten

Tax and Accounting opereert in de markt onder de naam CCH, a Wolters Kluwer business. Dit onderdeel heeft haar leidende marktpositie op het gebied van onderzoek en compliance inzake belastingen en accountancy uitgebouwd door voortdurend zeer complete, geïntegreerde onderzoeks- en software oplossingen aan te bieden die de werkprocessen ondersteunen van accountants, fiscale en financiële afdelingen van ondernemingen en fiscaal juristen. Tot de klanten behoren kleine, middelgrote en grote accountantskantoren, alsmede interne accountants en fiscale specialisten van ondernemingen. Deze klanten vertrouwen op de research, software en werkprocesmiddelentools van dit onderdeel die hen in staat stellen om de productiviteit te verhogen en waarde te vermeerderen voor hun klanten. Tax and Accounting neemt dominante marktposities in in de Verenigde Staten, Canada en Azië Pacific.

Law & Business ambieert de belangrijkste aanbieder te zijn op het gebied van de voornaamste wet- en regelgeving. Hiertoe biedt dit onderdeel toon-aangevende, in eigen beheer ontwikkelde, diepgaande analytische en juridische content, bijbehorende formulieren en werkprocesmiddelen. Law & Business biedt researchproducten en applicaties gericht op vele vakgebieden, zoals wet- en regelgeving op het gebied van effecten, onderneming, bankwezen, faillissementen, handels- en anti-kartelbepalingen, franchising, milieu, intellectueel eigendom, arbeid, personeelszaken, pensioenen, gezondheidszorg en internationaal recht. Tot de klanten behoren advocatenkantoren, juristen, juridische opleidingsinstituten en professionals die belast zijn met regelgeving en compliance.

Bereikte resultaten in 2005

De divisie TAL heeft in 2005 wederom de groei voortgezet en haar leidende positie in de markt versterkt en met succes een aantal nieuwe producten, aanzienlijke productverbeteringen en innovatieve middelen gelanceerd en unieke partnerships gerealiseerd met andere toonaangevende bedrijven in de branche. TAL heeft een robuuste productpijplijn en introduceerde meer dan 300 nieuwe producten. De huidige informatie- en softwareproducten werden gedurende het jaar meerdere malen onderscheiden voor innovatie en hoge kwaliteit.

Tax and Accounting heeft haar merkstrategie uitgerold en staat nu in de Verenigde Staten, Canada en Azië Pacific bekend onder de naam CCH, a Wolters Kluwer business. Op deze wijze worden alle producten onder één merknaam geschaard en wordt het sterke merk CCH verbonden aan Wolters Kluwer. In 2005 werd de betekenis van de CCH-producten benadrukt door de vermelding van 17 producten van CCH *Accounting Today's* "Top 100 Products" lijst. Daarnaast werd CCH's *Client Relate, Tax Research NetWork* en *Tax Tracker News* erkend als uitstekend gewaardeerd door de Software and Information Industry Association, en ontving het een Technology Innovation award van de *CPA Technology Advisor* for CCH@Hand. Het belang van CCH's producten voor professionals werd onderstreept door dat 100 procent van de top-accountantskantoren in de Verenigde Staten met CCH producten werken.

Tax and Accounting wist de verkopen van de toonaangevende ProSystem *fx* Engagement en de trainings- en adviesactiviteiten op te voeren. Een hogere omzet werd ook gerealiseerd met *CompleteTax, Integrated Online Libraries, ProSystem fx* Tax software, alsmede producten op het gebied van omzet- en verbruiksbelasting. De successvolle *Accounting Research Manager* kreeg een hogere marktacceptatie en bleef voortbouwen op dit betrouwbare hulpmiddel met uitgebreide content voor nieuwe belastingen, accounting en auditing.

In een jaar met veel nieuwe wetgeving deden professionals voor snelle informatie een beroep op CCH's nieuwe resources in de vorm van boeken en audioconferenties. In nauwe samenwerking met klanten introduceerde CCH aanzienlijk verbeterde versies van CCH@Hand, met een nieuwe desktop console en groter gebruiksgemak, en de nieuwe *Federal Tax Consultant* van wat voorheen de *Federal Tax Service* heette. In Canada breidde het zijn geïntegreerde aanbod uit met de lancering van *CCH Document* als onderdeel van de CCH Accountants' Suite, waarmee de toonaangevende software optimaal ingezet werd.

Tax and Accounting ontwikkelde een aantal belangrijke strategische relaties waarbij CCH werd geïntroduceerd als de toonaangevende leverancier van geïntegreerde en uitgebreide informatie- en werkprocesoplossingen die de productiviteit van de klanten versterken. Op basis van een innovatief partnerschap bood CCH de belastingcontent van BNA aan klanten aan via het *CCH Tax Research NetWork*. Op deze manier biedt CCH een one-stop resource voor professionals die op beide gezaghebbende bronnen vertrouwen. CCH werd benoemd tot exclusieve distributeur in Noord-Amerika van GlobalVATOnline, het wereldwijde online BTW-product voor research en nieuws van PricewaterhouseCoopers. Het breidde ook de alliantie met Sage Software uit voor het leveren van nieuwe, geïntegreerde software voor de accountancymarkt door de introductie van een nieuwe link tussen Sage Software's *FAS Asset Accounting* product en ProSystem *fx* Tax software.

Law & Business heeft een succesvol tweede jaar als geïntegreerd onderdeel met Aspen, CCH legal and business, Kluwer Law International en Loislaw. Het onderdeel is op een lijn gebracht en richt zich op de juridische en zakelijke compliance klanten en bereidde zich voor op de lancering van de nieuwe uniforme identiteit. Het onderdeel koos het merk van Law & Business als de nieuwe markt-positionering, die begin 2006 zal worden geïmplementeerd.

Aspen, CCH, Kluwer Law International en Loislaw zullen worden behouden als imprints van Law & Business. Op basis van een robuuste productpijplijn leverde het onderdeel 260 nieuwe boeken, online en werkprocesproducten. Het versterkte de focus op gespecialiseerde praktijk en regelgeving vakgebieden, met negen nieuwe online bibliotheken op het gebied van antitrust- en handelswetgeving, fusies en overnames, ondernemingsrecht, copyright, beleggingsmanagement, arbeidsrecht, pensioenen, salarisverwerking en directiebeloningen.

Het aanbod van productiviteitsmiddelen om aan de werkproces-behoeften van professionals te voldoen, werd tevens uitgebreid. Zo werd CCH Reimbursement Toolkit geïntroduceerd, een eenvoudige manier om met Medicare (openbare zorgverzekeringen) te werken, om een groot scala aan restitutievarianten te bepalen en te documenteren. Verder biedt Practice Intelligence juristen een online hulpmiddel, dat een overzichtelijk beeld geeft van informatie over cliënten, prospects, onderwerpen en concurrenten vanuit een groot aantal bronnen. De Plan Investment Analyzer biedt diegenen die verantwoordelijk zijn voor 401(k) en 403(b) regelingen een efficiënte manier om deelnemers aan de regelingen de juiste beleggingskeuze te adviseren.

Als reactie op belangrijke nieuwe faillissementswetgeving kwam het onderdeel met gespecialiseerde oplossingen en nam eind 2005 Best Case Solutions, Inc. over. Deze leverancier van software voor de afhandeling van faillissementen past goed binnen de strategie van de divisie op het aanbieden van gespecialiseerde informatie en oplossingen.

Financiële ontwikkelingen

TAL behaalde in 2005 een netto-omzet van € 621 miljoen. De autonome groei van de divisie bedroeg 4%, gedreven door verkopen van nieuwe content- en softwareproducten en verbeterde posities bij bestaande klanten.

Door innovatieve productontwikkelingen en klantgerichte marketing versterkte het haar leiderschapspositie in de kernmarkten. De divisie wist haar marktpositie te verstevigen dankzij goede verkopen van software, producten en trainingen op het gebied van belastingen en accountancy, geïntegreerde online researchbibliotheken, juridische opleidingen, zakelijke compliance-producten en juridische producten. De margevergelijking met het voorgaande jaar werd beïnvloed door een eenmalige opbrengst voortvloeiend uit de wijziging in de ziektenkostenregeling voor gepensioneerden (FAS 106) in 2004, en hogere investeringen in productontwikkeling, verkoop, marketing en shared services.

Resultaten 2005

in miljoenen euro's (tenzij anders vermeld)	**2005**	2004
Netto-omzet	621	596
Gewoon EBITA	122	138
Gewone EBITA marge (%)	20	23
Investeringen in vaste activa	11	12
FTE's (ultimo)	3.876	3.838

Focus 2006

In 2006 zal de divisie haar groeistrategie ten uitvoer brengen en haar leidende posities uitbouwen door superieure content en softwareoplossingen aan te bieden aan haar professionele klanten. Daarnaast zal de divisie haar wereldwijde marktpositie trachten te vergroten met haar software en internationale contentpakketten. Wederom zal de operationele bedrijfsvoering verbeterd worden door middel van samenvoeging van diensten, uitbesteding van IT-functies en verbetering van de werkprocessen bij de en backoffice-functies.

Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) biedt een breed scala aan klantspecifieke informatiebronnen, software en diensten aan haar klanten in 18 landen. In ieder land heeft Wolters Kluwer nauwe samenwerkingsverbanden met haar klanten opgebouwd, die haar in staat stellen om innovatieve producten te ontwikkelen, geïntegreerde online producten en software oplossingen te leveren en toegang te krijgen tot belangrijke auteurs en opinieleiders.

Legal, Tax & Regulatory Europe

Merken

- A3 Software
- Akelius
- ASPI
- CCH
- CEDAM
- CISS
- CompLex
- Croner
- De Agostini Professionale
- ECO!URIS
- Éditions Dalian
- EON
- Especial Directivos
- Groupe Liaisons
- IPSOA
- IURA
- Kluwer
- LA LEY
- Lamy
- LEX
- Luchterhand
- Magnus Informatik
- Norstedts Juridik
- Praxis
- Rosetti
- Teleroute
- UTET Professionale
- Werner Verlag

Klanten

- Ondernemingen
- Overheidsinstanties
- Professionals
  op het gebied van
  Accountancy
  Bankwezen
  Financiële sector
  Belastingen
  Human resources
  Verzekeringen
  Wetgeving
  Regelgeving
  Effecten
  Transport

Overzicht activiteiten

De divisie LTRE is georganiseerd per land en ondersteunt het groeipotentieel van zes klantsegmenten: juridisch, fiscaal/financieel, human resources, publiek en overheidsbestuur, gezondheidszorg, veiligheid en milieu en transport. LTRE is marktleider in Europa en veel van de merken hebben een rijke historie en een leidende marktpositie in lokale markten.

Bereikte resultaten in 2005

LTRE heeft in 2005 wederom haar productaanbod uitgebreid en de relatie met haar klanten versterkt. Hiertoe heeft zij de allerbeste in eigen beheer of door derden vervaardigde content aangeboden. Teneinde haar marktpositie te vergroten, concentreerde de divisie zich op het ontwikkelen van nieuwe producten en het plegen van strategische acquisities.

Het aantal introducties van nieuwe producten steeg in 2005 aanzienlijk en in de online producten werd een dubbelcijferige groei gerealiseerd. Deze resultaten werden gesteund door een sterke nadruk op verkoop- en marketinginspanningen en verbeterde productontwikkeling. Ter ondersteuning van het productontwikkelingsproces werd een European Product Review Board opgericht.

Belangrijke productontwikkelingen zijn onder andere:

- In Italië was Suite La Legge, een product waarmee software-applicaties, databanken en online diensten geïntegreerd worden met content van klanten om een totaal werkprocessysteem voor de juridische markt te leveren;
- In Frankrijk zette Lamyline Reflex het krachtige groeipad voort door een complete onderzoeksoplossing aan advocaten aan te bieden waarbij alle primaire bronnen zijn geclassificeerd en door Lamy zijn aangevuld met juridische commentaren;
- In Spanje werd Evidencias Ecoiuris geïntroduceerd, een online applicatie die wettelijke normen bepaalt voor de onderneming en hen ondersteunt bij compliance-activiteiten.

Verder wist LTRE haar leidende marktpositie uit te breiden dankzij belangrijke strategische acquisities. In Italië werden twee belangrijke uitgevers overgenomen die zich richten op de juridische, fiscale, zakelijke en overheidsmarkten, De Agostini Professionale en UTET Professionale. De acquisities hebben de weg vrijgemaakt voor expansie richting nieuwe marktsegmenten zoals de overheidssector en versterkten de marktpositie in de juridische en fiscale markt. Om de snelgroeiende business in Oost-Europa uit te breiden, werden in Roemenië twee complementaire ondernemingen overgenomen: de online juridische uitgever EON en de juridische uitgever Rosetti. Teleroute breidde haar portfolio van online oplossingen voor de transport- en logistieksector in Frankrijk uit door de overname van Nolis.

In heel Europa werden ook nieuwe partnerschappen met klanten gerealiseerd om mogelijkheden te bieden LTRE-producten af te stemmen op specifieke marktbehoeften en om geïntegreerde oplossingen te leveren. Hierbij wordt Wolters Kluwer content gecombineerd met klantinformatie om een uniek werkprocesmiddel te leveren. Een dergelijk partnerschap werd in Nederland ontwikkeld, waar Kluwer haar online product Navigator implementeerde bij een grote belastingklant en daarmee toegang biedt tot een breed scala aan producten en klantspecifieke informatie. In België werd SoRight gelanceerd, de online sociaaljuridische databank met Kluwer content en een nieuwe thesaurus-managementsysteem. In het Verenigd Koninkrijk werd Croner gekozen tot de officiële opleidingspartner van het Institute of Chartered Accountants of England and Wales en biedt deze een online dienst voor professionele ontwikkeling voor leden van dit instituut.

LTRE wist goede vooruitgang te boeken met het herstructureringsprogramma. Belangrijke onderdelen van dit programma zijn de herstructureringen in België, het Verenigd Koninkrijk en Nederland, alsmede omvangrijke investeringen in content management, productontwikkeling voor software en online producten, en verkoop- en marketingactiviteiten. De herstructureringsprogramma's verliepen volgens plan. De specifieke kostenbesparingsdoelstellingen zijn gehaald, de managementstructuur is gestroomlijnd en slecht presterende productlijnen zijn opgeheven.

LTRE richtte zich op efficiencyverbeteringen in backoffice-functies als inkoop, drukwerk en distributie. Daarnaast werd het financiële management in de divisie verbeterd en de transparantie verhoogd. Hiertoe heeft LTRE in het Verenigd Koninkrijk, België en Frankrijk SAP geïmplementeerd. Een European Technology Centre werd opgezet om de SAP-configuraties te beheren en voor de gehele divisie één gezamenlijke technologische infrastructuur te waarborgen. Daarnaast werden sleutelfunctionarissen toegevoegd om het management te versterken, waaronder een Sales & Marketing directeur voor de gehele divisie en een CEO voor Wolters Kluwer Duitsland.

Financiële ontwikkelingen

LTRE behaalde een netto-omzet van € 1.292 miljoen, hetgeen een lichte daling is ten opzichte van 2004. De omzet bleef nagenoeg gelijk door sanering van het productenpakket met € 15 miljoen, voornamelijk in Nederland. De autonome omzetgroei bedroeg (1)% ten opzichte van (2)% in 2004. In Italië, Frankrijk, Centraal-Europa, Spanje en bij Teleroute werd wederom een sterke groei gerealiseerd, gesteund door diverse nieuwe en onlangs geïntroduceerde producten.

De operationele marge steeg van 14% in 2004 tot 15% in 2005, hetgeen de effecten van herstructureringen in België en Nederland weerspiegelde, alsmede van kostenbesparingen voortvloeiend uit de efficiency-slag in het backoffice. Dit resultaat werd behaald ondanks omvangrijke investeringen in productontwikkeling, verkoop en marketing en systemen.

Resultaten 2005

in miljoenen euro's (tenzij anders vermeld)

	2005	2004
Netto-omzet	1.292	1.296
Gewoon EBITA	193	183
Gewone EBITA marge (%)	15	14
Investeringen in vaste activa	44	30
FTE's (ultimo)	7.051	7.352

Focus 2006

In 2006 zal LTRE het herstructureringsprogramma voortzetten, waarbij zij zich zal richten op het uitbouwen van pan-Europese synergievoordelen, het vergroten van de marktpenetratie van de online producten en softwareproducten en het verhogen van de klantfocus op basis van op de klant toegesneden verkoop- en marketingprogramma's.

op het gebied van onderwijs en leren in de Europese onderwijssector. De divisie combineert informatie van hoge kwaliteit met didactische kennis en geavanceerde technologieën, om zowel leraren als leerlingen te laten profiteren van nieuwe en doeltreffender onderwijsmethoden.

Education

Merken

- Bildungsverlag EINS
- digital spirit
- Jugend & Volk
- Liber
- Műszaki Kiadó
- Nelson Thornes
- Wolters-Noordhoff
- Wolters Plantyn

Klanten

Leerlingen, ouders, docenten en leraren in alle vakken die in het basis- en voortgezet onderwijs worden aangeboden, en een aantal vakken die worden gegeven in het hoger en beroepsonderwijs.

Ontwikkeling in bedrijfsactiviteiten

Wolters Kluwer Education is marktleider op het gebied van onderwijsmiddelen voor het basis-, voortgezet- en beroepsonderwijs. Om te kunnen voldoen aan de veranderende eisen van leerkrachten en leerlingen heeft de divisie de portefeuille van gecombineerde onderwijsvormen verder uitgebreid. Deze gerichte en strategische benadering zorgt ervoor, dat gedrukt en elektronisch onderwijsmateriaal gelijktijdig wordt ontworpen en onlosmakelijk met elkaar verbonden is. In het kader van deze gecombineerde uitgeefstrategie biedt de divisie tevens de mogelijkheid om proefwerken online aan te bieden.

De divisie werkt samen met andere gerenommeerde bedrijven om nieuwe richtingen aan te geven die waarde creëren voor haar klanten en haar positie als de belangrijkste aanbieder van onderwijsoplossingen te versterken.

Bereikte resultaten in 2005

In 2005 heeft Education verdere reorganisaties doorgevoerd om de concurrentiepositie te verbeteren. In dit kader is Fred Grainger, voormalig directeur van Nelson Thornes, benoemd tot Chief Operating Officer van de divisie, waarmee hij de voormalige divisie CEO vervangt. Ondanks de gelijkblijvende resultaten van de divisie hebben zich een aantal belangrijke wapenfeiten voorgedaan die een goede basis hebben gelegd voor groei in 2006.

In Nederland is door Wolters-Noordhoff een online beoordelingstest en -programma opgezet als onderdeel van het streven om flexibele leeroplossingen aan te bieden. De omzetgroei in de voortgezet onderwijsmarkt was het gevolg van een sterke fondscatalogus en klantgerichte verkoop- en marketingtechnieken.

In Groot-Brittannië heeft Nelson Thornes een overeenkomst met de Assessment and Qualifications Alliance (AQA), waardoor zij nu de enige erkende uitgever is van ondersteunende leermiddelen voor alle AQA-opleidingen. Meer dan 4 miljoen leerlingen volgen een AQA-opleiding in Groot-Brittannië. Bildungsverlag EINS sloot een samenwerkingsverband met Bosch, een toonaangevende aanbieder in de autoindustrie, voor de exclusieve ontwikkeling van

een training die bestaat uit print en online componenten, voor automonteurs. Dit biedt Bildungsverlag EINS tevens toegang tot andere Europese markten.

Het in Duitsland gevestigde digital spirit versterkte haar unieke concurrentiepositie in e-learning door de introductie van opleidingsproducten voor de nieuwe digitale tachograaf, met zowel ICT-componenten als printonderdelen.

Wolters-Plantyn (België) introduceerde eveneens gecombineerde onderwijsvormen om de groei te stimuleren en gedrukte en elektronische producten werden gecombineerd om het productaanbod te verbreden. Wolters Plantyn bereikte een overeenkomst met de Katholieke Universiteit Leuven om een nieuwe aanpak te ontwikkelen voor godsdienstlessen in het voortgezet onderwijs.

Het content management systeem SAP-Klopotek werd met succes ingevoerd bij Liber in Zweden en Nelson Thornes in Groot-Brittannië. Alle belangrijke lokale bedrijfsonderdelen van de divisie zijn nu overgegaan op SAP-Klopotek om de efficiency in verschillende backoffice functies te verhogen. De divisie heeft haar *shared technology platform* uitgebreid naar andere Europese vestigingen.

Financiële resultaten

De omzet van Education bedraagt € 309 miljoen; dit is gelijk aan 2004. Er zijn goede resultaten in België en Nederland, waar de groei werd ondersteund door een sterke fondscatalogus en klantgerichte verkoop- en marketingsinspanningen, alsmede de introductie van gecombineerde leerproducten; deze groei werd gedeeltelijk teniet gedaan door ongunstige marktomstandigheden in Groot-Brittannië, Zweden en, in mindere mate, Duitsland. Dit leidde tot een gelijkblijvende (autonome) omzetgroei voor de hele divisie. De resultaten in Groot-Brittannië hadden te lijden onder een dalend uitgavenpatroon, met name in het voortgezet onderwijs, als gevolg van de komende invoering van een nieuw lesprogramma in 2006 en verder. De goede resultaten in Zweden in de belangrijkste basis- en voortgezet onderwijsmarkten vielen gedeeltelijk weg tegen een daling van de vraag naar Liber Hermods-diensten als gevolg van het gebrek aan financiering door de overheid in onderwijs op afstand.

De financiële resultaten waren echter heel goed dit jaar; de EBITA-marge steeg van 17% naar 19%. De operationele marge van de divisie is verbeterd dankzij de effecten van eerdere reorganisaties en verdere besparingen en goede kostenbeheersing.

Resultaten 2005

in miljoenen euro's (tenzij anders vermeld)	**2005**	2004
Netto-omzet	309	309
Gewoon EBITA	59	52
Gewone EBITA marge (%)	19	17
Investeringen in vaste activa	7	7
FTE's (ultimo)	1.292	1.330

Focus 2006

De divisie streeft naar groei in de belangrijkste markten door verdere ontwikkeling van vernieuwende producten, waaronder gecombineerde onderwijsoplossingen, online test- en beoordelingsprogramma's, en e-learningproducten. Om verdere groei te realiseren in 2006 zal de nadruk worden gelegd op strategische samenwerkingsverbanden en op investeringen in verkoop en marketing. Omdat Education gebruikmaakt van gemeenschappelijke technologieplatformen om leermiddelen aan te bieden, is de divisie in staat grote schaalvoordelen te behalen en leermiddelen te ontwikkelen die leiden tot belangrijke vernieuwende onderwijsresultaten, en die leerkrachten, leerlingen en ouders weten te enthousiasmeren.

Organisatie, personeel en communicatie met belanghebbenden

Personeel

In 2005 is Wolters Kluwer doorgegaan met het bouwen van een sterkere fundering voor het personeelmanagement aangezien de onderneming de kwaliteit van de medewerkers als de sleutel tot haar concurrentiekracht ziet.

De toewijding aan de selectie en ontwikkeling van het topkader leidde in 2005 tot de introductie van een talentmanagementprogramma, waarmee een internationaal raamwerk van leiderschapscriteria werd vastgesteld. De talent- en leiderschapscriteria *(leiderschap, aanzet tot groei, bedrijfsmanagement, teamgeest, individuele waarde, technische deskundigheid)* werden ontwikkeld door middel van interviews met de internationale top van Wolters Kluwer en doelbewust verbonden aan de waarden van de onderneming zoals die aan het einde van 2003 zijn vastgesteld: klantgerichtheid, innovatie, verantwoordelijkheid, integriteit en waardecreatie. In 2005 werd de eerste fase van het talentmanagementprogramma op succesvolle wijze gepland en ingevoerd. Hierbij werd een uitgebreide talentbeoordeling voor de vijf topniveaus van de organisatie afgerond. De tweede fase, die zal starten in 2006, zal gericht zijn op het vaststellen van ontwikkelingsmogelijkheden voor de medewerkers die aan het proces hebben deelgenomen en zal de toon zetten voor het verdere succes van het talentmanagementproces, dat hiermee kan uitgroeien naar een belangrijk bedrijfsinstrument voor Wolters Kluwer.

Wederom bleef de onderneming aandacht besteden aan een versterking van het managementteam door nieuwe functies te creëren waaronder een Sales & Marketing directeur voor LTRE en in Noord-Amerika door functies op senior niveau toe te voegen gericht op procesefficiency en projectmanagement. Tevens zijn sleutelposities in de LTRE, Health en Education divisies ingevuld.

De internationale personeelsmanagement discipline heeft initiatieven ontplooid voor lokale kwesties, waaronder de herstructureringen in Europa en Noord-Amerika. Dit leidde tot een verlaging van het aantal FTE's met 358 voor de gehele onderneming. Wolters Kluwer nam haar verantwoordelijkheid als goed werkgever ten opzichte van het boventallige personeel en de lokale vereisten met betrekking tot ontslag- en overige vergoedingen zijn nageleefd.

Aantal medewerkers Wolters Kluwer



FTE's ultimo 2005	**2005**	2004
Aantal voltijdequivalenten	17.419	17.515

Aantal medewerkers Wolters Kluwer

FTE's per 31 december 2005



■	2.168	Health
◨	2.932	Corporate & Financial Services
■	3.876	Tax, Accounting & Legal
□	7.051	Legal, Tax & Regulatory Europe
■	1.292	Education
■	100	Hoofdkantoor

Geografische spreiding van medewerkers

FTE's per 31 december 2005	**2005**
Azië Pacific	812
België	754
Canada	406
Centraal- en Oost-Europa	738
Duitsland	776
Frankrijk	1.184
Italië	955
Nederland	1.655
Scandinavië	520
Spanje	824
Verenigd Koninkrijk	1.350
Verenigde Staten	7.445
Totaal	**17.419**

In de Verenigde Staten werd de shared services-benadering geïmplementeerd voor personeelszaken; de salarisverwerking werd uitbesteed aan een externe partij en werving & selectie-ondersteuning werd geconsolideerd in één gecentraliseerde groep. In Europa werd een pan-Europese beloningsstudie afgerond en ondersteuning geboden voor een nieuwe matrix-organisatie.

Wolters Kluwer blijft zich richten op transparante communicatie en op het behalen van de doelstellingen in samenwerking met haar werknemers. Het senior management van de onderneming is bijeengekomen met de ondernemingsraden van de vestigingen en divisies in Europa en met medewerkers in Europa, Noord-Amerika en Azië Pacific tijdens personeelsbijeenkomsten gedurende het jaar.

Shared Services

Shared services van Wolters Kluwer richt zich op het centraliseren van gemeenschappelijke product- en ondersteuningsfuncties om de efficiency en de kwaliteit te verhogen. De bedrijfsactiviteiten in de Verenigde Staten werken in Shared Services North America samen op het gebied van administratie, juridische zaken, content en formulierentechnologie, datacenterdiensten, personeelszaken en strategische inkoop en andere bestuurlijke functies. Vergelijkbare initiatieven werden ontplooid in Europa en Azië Pacific.

Verenigde Staten

Eind 2004 heeft Wolters Kluwer een overeenkomst voor zeven jaar afgesloten met Perot Systems voor datacenter management en IT-diensten voor de activiteiten in Noord-Amerika. In 2005 en 2006 zullen Perot en Wolters Kluwer samenwerken om meer dan 50 zelfstandige datacenters en meer dan 3.000 applicatieservers te consolideren in de vestigingen van Perot in Plano, Texas en Woonsocket, Rhode Island.

In 2005 lanceerde Shared Services North America ook een nieuw gecentraliseerd personeelsmanagement. Hierbij zijn personeelsmanagers werkzaam in elk bedrijfsonderdeel en zijn er expertisecentra opgericht voor ondersteuning op het gebied van werving & selectie, secundaire arbeidsvoorwaarden en administratie, beloning, helpdeskdiensten en personeelsdatasystemen.

Er werd tevens goede vooruitgang geboekt met de offshoring-initiatieven op het gebied van conversie en software-ontwikkeling in 2005. Offshoring zorgt voor kostenverlaging, maar ook voor een snellere marktintroductie voor nieuwe productontwikkelingen en een grotere capaciteit.

Een andere prestatie van Shared Services North America was de invoering van 'single sign-on' voor klanten, werknemers en business partners van de divisie Tax, Accounting & Legal. De 'single sign-on' vereenvoudigt en verbetert de online-ervaringen van de klant door middel van een gestroomlijnde en efficiënte toegang tot informatie op een veelheid aan niet-gerelateerde web services-platformen die niet in een uniform raamwerk werken. Tegelijkertijd beschermt de 'single sign-on' de waardevolle bedrijfswebbronnen en verlaagt deze de totale kosten van het beheer van een veelomvattende identity management infrastructuur.

Om het management team van Shared Services North America te versterken werden twee nieuwe managementposities gecreëerd en aan het begin van 2006 ingevuld, te weten een Executive Vice President and General Counsel en een Vice President, Content and Platform Management.

Wereldwijde initiatieven

Consolidatie vormt een ander aspect van de wereldwijde herstructurering dat werd geadresseerd door initiatieven op het gebied van onroerend goed, back office en opslag. Het aantal onroerend goed locaties werd sinds 2003 teruggebracht met 26% en het aantal vierkante meters met 21%.

Wolters Kluwer heeft tevens voortgang geboekt met de introductie van een wereldwijd internetplatform voor productontwikkeling. Het wereldwijde platform zal beschikbaar zijn voor alle onderdelen en zal elektronische publicatie ondersteunen en fungeren als een nieuw platform voor bestaande producten.

Het wereldwijde internetplatform bestaat uit het gehele online systeem tussen dataopslag en lokale klantspecifieke interfaces. Klanten hebben via verschillende kanalen toegang tot hun informatie en functionaliteit, maar ervaren dit als consistent met een browser-based web interface, desktop integratie, en integratie van software en intranet portal.

Europese initiatieven

Met initiatieven voor shared services in Europa is in 2005 een begin gemaakt. De invoering van een op SAP gebaseerd gestandaardiseerd financieel en boekhoudkundig systeem, voor alle bedrijfsactiviteiten, is in Europa in volle gang. De invoering is afgerond in Education. Er werd een European Technology Centre opgericht om de SAP-implementatie in LTRE te ondersteunen en alle IT-contracten te beheren. Het European Strategic Sourcing Program heeft gezorgd voor een vereenvoudiging, standaardisering en kostenbesparingen op de inkoop van papier en drukwerk, mobiele telecommunicatie, zakenreizen, kantoorartikelen en nog veel meer. Dit zal in 2006 tot verdere margeverbeteringen leiden.

Duurzaamheid

Hoewel Wolters Kluwer altijd op verantwoorde wijze heeft gehandeld en de inspanningen van haar medewerkers als verantwoordelijke individuen heeft gestimuleerd, was zij voornamelijk gericht op zelfstandige inspanningen van de bedrijfsonderdelen in hun lokale omgeving. Een apart Duurzaamheidsverslag voor het jaar 2004 werd gepubliceerd in augustus 2005, zowel in print als online. Dit rapport was een eerste aanzet om op een gezamenlijke en uitgebreide manier verslag te doen van de inspanningen van de onderneming en legde de basis om de reikwijdte van deze verslaglegging inzake de sociale verantwoordelijkheid in de toekomst te vergroten. Sinds de publicatie van het eerste verslag is de onderneming gericht op de volgende activiteiten om haar inspanningen op het gebied van duurzaamheid en haar verslaggevingscapaciteiten te vergroten:

- De verzameling van kerngegevens over energie- en papierverbruik, personeelszaken en afspraken met leveranciers binnen de wereldwijd opererende onderdelen van de groep;

- de relevante, homogene rapportering van Global Reporting Initiative-criteria invoeren in alle onderdelen;

- de inspanningen vergroten op het gebied van maatschappelijke verantwoordelijkheid inzake gezondheidszorg en onderwijs, markten waarin Wolters Kluwer door haar vooraanstaande positie een unieke bijdrage kan leveren.

Samenwerking met NairoBits

Wolters Kluwer is een samenwerkingsverband aangegaan met de Keniaanse organisatie NairoBits (www.nairobits.com). Deze non-profitorganisatie, gevestigd in Nairobi, helpt jonge studenten in Nairobi hun kansen te vergroten door de ontwikkeling van multimediavaardigheden. Wolters Kluwer, die toonaangevende expertise heeft op het gebied van educatie en online hulpmiddelen, werkt samen met NairoBits om dit doel te realiseren. Een belangrijk aspect van deze samenwerking is de uitwisseling en overdracht van kennis aan studenten en opleiders van NairoBits. Wolters Kluwer draagt verder bij aan dit programma met productontwikkeling en organisatieverbetering om NairoBits' organisatie en opleidingsprogramma's naar een hoger concurrerend niveau van technische kennis en commerciële vaardigheden te brengen.

Ondersteuning van War Trauma Foundation

De Nederlandse War Trauma Foundation (www.wartraumafoundation.nl) biedt wereldwijd psychosociale hulp aan getraumatiseerde slachtoffers van oorlog en systematisch geweld. De War Trauma Foundation gelooft sterk in het helpen van kinderen, vrouwen en mannen die psychologisch beschadigd zijn door oorlog of systematisch geweld. Om dit te realiseren is een combinatie van idealisme en een praktische, professionele en effectieve benadering vereist.

Wolters Kluwer steunt de War Trauma Foundation door het publiceren van het internationale tijdschrift voor geestelijke gezondheidszorg, psychosociaal werk en counseling in gebieden van gewapend conflict: Intervention. Dit vakblad voor geestelijke gezondheidszorgers die met slachtoffers van gewapend geweld werken, is een belangrijk hulpmiddel om de recentste praktijkinformatie, verkregen van mensen in het veld, te verspreiden zodat hun bevindingen anderen die vergelijkbare interventies uitvoeren, kunnen inspireren en helpen.

Ondersteuning van de slachtoffers van de tsunami in 2004 en de orkanen Katrina en Rita

Als reactie op de tsunamiramp eind 2004 hebben Wolters Kluwer-medewerkers en het management bijna € 200.000 gedoneerd, ingezameld via allerlei wereldwijde en lokale giften en gesponsorde activiteiten in januari 2005.

Om de algehele inspanningen voor hulp aan de slachtoffers van orkaan Katrina in september 2005 te steunen, heeft Wolters Kluwer een actie opgezet om te doneren aan het Rode Kruis. Bij deze actie verdubbelde Wolters Kluwer de inbreng van de medewerkers en samen is er $ 281.000 gedoneerd.
Extra middelen om de slachtoffers van de orkanen te helpen kwam van Wolters Kluwers bedrijfsonderdelen. Verzekeraars en de klanten die zij bedienen kregen een gratis dienst aangeboden door CCH INSURANCE SERVICES, die haar website uitbreidde door informatie over compliance met wet- en regelgeving samen te vatten voor verzekeraars die reageerden op de catastrofe in het gebied van de Golf van Mexico. CCH gaf naar aanleiding van een nieuwe wet een speciale belastingnieuwsbrief uit om individuen te helpen hun verliezen als gevolg van schade door de orkaan, volledig af te trekken.

Op de website www.wolterskluwer.com is een rapport inzake maatschappelijk verantwoord ondernemen opgenomen, waarin uitgebreide informatie wordt verstrekt en concrete voorbeelden worden gegeven.

Investor Relations

Wolters Kluwer streeft ernaar om volledige openheid van zaken te geven aan aandeelhouders en de beleggingswereld en een hoge mate van transparantie te bereiken in de financiële verslaglegging. In 2005 zijn alle kwartaalresultaten op basis van IFRS gerapporteerd en het aantal roadshows, individuele gesprekken en plenaire bijeenkomsten met beleggers is toegenomen. Wolters Kluwer heeft een uitgebreid programma ontwikkeld voor de communicatie met beleggers, dat onder meer voorziet in deelname aan geselecteerde sectorspecifieke seminars gedurende het jaar. Dit programma is bedoeld om beleggers beter bekend te maken met Wolters Kluwer en haar management en om een langdurige vertrouwensrelatie met de gehele beleggingswereld te onderhouden. Zie pagina 156 van dit jaarverslag voor een compleet overzicht van de activiteiten en gegevens voor aandeelhouders en beleggers.

Interne en externe communicatie

In 2005 heeft het management veel aandacht besteed aan het informeren van de interne en externe belanghebbenden over de voortgang van de uitvoering van de strategie en het behalen van bedrijfsdoelstellingen. De corporate website, www.wolterskluwer.com, is het eerste contact voor klanten, aandeelhouders, verslaggevers en potentiële werknemers en de plek waar de meest recente feiten en cijfers worden vermeld, met verwijzingen naar product- en websites van bedrijfsonderdelen. Aan het begin van 2006 werd een nieuwe versie van de website uitgebracht waarmee de onderneming haar geïnteresseerden nog beter van dienst kan zijn.

Als onderdeel van een gecoördineerd programma voor interne communicatie worden bijeenkomsten georganiseerd die een open forum bieden aan het gevarieerde personeelsbestand van 18.400 werknemers verspreid over meer dan 25 landen. Tijdens deze bijeenkomsten wordt de gezamenlijke visie, waarden en strategie besproken. In 2005 heeft CEO Nancy McKinstry samen met het lokale senior management bijna 3.000 medewerkers in dergelijke bijeenkomsten ontmoet. Voor 2006 staan bijeenkomsten gepland voor 8.000 tot 10.000 werknemers.

Door divisies en bedrijfsonderdelen werd een verscheidenheid van klantbijeenkomsten en allerlei functiegerelateerde activiteiten ontplooid. CEO's, senior managers en werknemers op alle niveaus hebben bijgedragen aan het creëren van een winnaarscultuur die een klantgerichtheid van alle medewerkers toont en een stimulerende sfeer versterkt.

Om in nauw contact te blijven met de klanten en collega-ondernemingen hebben Wolters Kluwer en haar onderdelen deelgenomen aan diverse branche-evenementen, waaronder de boekenbeurzen van Frankfurt en Beijing en aan de Londense Online Information beurs. De groep heeft tevens een aantal speciale evenementen georganiseerd waaraan klanten en partners konden deelnemen en waarbij ideeën werden uitgewisseld.

Door middel van persberichten, persconferenties en gesprekken met journalisten, heeft het management de media op de hoogte gehouden van de financiële resultaten en de ontwikkelingen in de bedrijfsactiviteiten, producten en het management.

Financiële ontwikkelingen in 2005

Kerncijfers 2005 *in miljoenen euro's (tenzij anders vermeld)*	2005	2004	Mutatie in %	Mutatie in % tegen constante koers
Netto-omzet	3.374	3.261	3	3
Gewoon EBITA	533	516	3	3
Gewone EBITA marge (%)	16	16		
EBITA	513	472	9	8
EBITA marge (%)	15	14		
Gewoon nettoresultaat	327	307	7	7
Verwaterde gewone WPA (€)	1,06	1,02	4	4
Rendement op geïnvesteerd vermogen (ROIC) (%)	7	7		
IFRS cijfers				
Bedrijfsresultaat	432	407	6	
Nettowinst toe te rekenen aan aandeelhouders van de moedermaatschappij	260	311	(16)	
Verwaterde winst per aandeel (€)	0,85	1,04	(18)	

Wolters Kluwer heeft goede voortgang kunnen boeken in het tweede jaar van haar driejaren strategie. Conform deze strategie investeert de groep in leidende marktposities om zo duurzame groei op de lange termijn te kunnen realiseren en daarnaast kostenbesparingen te kunnen doorvoeren door middel van een verbetering van de efficiëntie en effectiviteit van de organisatie.

De financiële resultaten van Wolters Kluwer in 2005 werden o.a. gekenmerkt door:

- Een autonome omzetgroei van 2,2%;
- Hogere investeringen in productontwikkeling;
- Voortzetting van de reorganisatieplannen en initiatieven op het gebied van shared services;
- Selectieve strategische acquisities in de belangrijkste groeigebieden;
- Sterke ontwikkeling van de kasstroom.

Netto-omzet per divisie

in miljoenen euro's (tenzij anders vermeld)	2005	2004	in %	autonome groei
Health	656	623	5	4
CFS	496	437	13	6
TAL	621	596	4	4
LTRE	1.292	1.296	0	(1)
Education	309	309	0	0
Totaal	**3.374**	**3.261**	3	2

De netto-omzet over 2005 kwam uit op € 3.374 miljoen, in vergelijking met € 3.261 miljoen in 2004, een stijging van 3%.

De acquisities (voornamelijk De Agostini Professionale en PCi) en desinvesteringen (voornamelijk ten Hagen & Stam en Bohmann in 2004) leverden per saldo een positieve bijdrage van 1% aan de netto-omzet.

De autonome groei van de omzet (gedefinieerd als de groei exclusief de invloed van wisselkoersen en acquisities en desinvesteringen) was gedurende het verslagjaar 2% (2004: 1%). Een sterke autonome groei werd bij Corporate & Financial Services (CFS) en Tax, Accounting & Legal (TAL) gerealiseerd dankzij de succesvolle uitbreiding van de softwareproducten en in Health door de sterke groei van Professional & Education en Pharma Solutions. De resultaten van Legal, Tax & Regulatory Europe (LTRE) werden positief beïnvloed door solide resultaten in Italië, Frankrijk, Centraal Europa en Spanje, maar negatief door de gevolgen van herstructurering in Nederland, het Verenigd Koninkrijk en België. Met name in Nederland werd het productenpakket voor een bedrag van € 15 miljoen gesaneerd. Education werd geconfronteerd met moeilijke marktomstandigheden in meerdere landen waar het actief is. In Nederland liet Wolters-Noordhoff solide prestaties zien, maar het resultaat van de divisie werd negatief beïnvloed door de resultaten in het Verenigd Koninkrijk onder invloed van de reeds verwachte wijzigingen in het lesprogramma, en door de resultaten van Zweden, waar de overheidsbestedingen voor leren op afstand onder de verwachting bleef.

Gewoon EBITA 2005

in miljoenen euro's (tenzij anders vermeld)	Netto-omzet	Gewoon EBITA	Marge gewoon EBITA %
Health	656	104	16
CFS	496	100	20
TAL	621	122	20
LTRE	1.292	193	15
Education	309	59	19
Hoofdkantoor		(45)	
Totaal	**3.374**	**533**	16

Gewoon EBITA 2004

in miljoenen euro's (tenzij anders vermeld)	Netto-omzet	Gewoon EBITA	gewoon EBITA %
Health	623	103	17
CFS	437	82	19
TAL	596	138	23
LTRE	1.296	183	14
Education	309	52	17
Hoofdkantoor		(42)	
Totaal	**3.261**	**516**	16

Het gewoon EBITA over 2005 bedroeg € 533 miljoen, in vergelijking met € 516 miljoen in 2004, een stijging van 3%. De vergelijking met 2004 wordt beïnvloed door de wijziging in de regeling voor ziektekosten na uitdiensttreding in de Verenigde Staten, die over 2004 een bijdrage van € 11 miljoen leverde aan het resultaat, met name bij TAL (€ 6 miljoen). De gewone EBITA-marge bleef stabiel op 16%; de hogere besparingen die het herstructureringsprogramma opleverde werden gecompenseerd door hogere bestedingen aan productontwikkeling, verkoop en marketing en centralisatie-activitieiten (in het bijzonder bij de shared services-organisatie in de Verenigde Staten). De verbetering van de marge was het sterkst bij Education en LTRE dankzij de voornamelijk in België en Nederland genomen reorganisatiemaatregelen. De marge werd bij TAL, CFS en Health beïnvloed door de hogere bestedingen aan productontwikkeling, aan verkoop- en marketingactiviteiten en aan de shared services-organisatie in de Verenigde Staten, die in 2005 volledig operationeel is geworden.

Financiële baten en lasten

Het resultaat van investeringen is met name verbonden aan het gegarandeerde dividend op ons aandeel van 25,9% in Sdu Uitgevers bv.

De financiële baten en lasten ter hoogte van € (103) miljoen (2004: € (97) miljoen) werden beïnvloed door de toepassing van IAS 32 en IAS 39 per 1 januari 2005, waardoor de rentelasten stegen met € 7 miljoen. De cijfers over 2004 zijn niet herzien voor deze toepassing.

Belastingen

De effectieve belastingdruk bedroeg in 2005 23% ten opzichte van 20% in 2004. Dit werd voornamelijk veroorzaakt door de in 2004 gerealiseerde belastingvrije winst op de desinvestering van ten Hagen & Stam.

De effectieve belastingdruk op het gewoon resultaat voor belastingen [1] was 25% in vergelijking met 28% in 2004. De effectieve belastingdruk op het gewoon resultaat voor belastingen daalde in 2005, voornamelijk vanwege een verlaging van het effectieve belastingpercentage in Nederland.

Voor 2006 wordt een effectief belastingpercentage verwacht van 26% op het gewoon resultaat voor belastingen.

[1] Gewoon resultaat voor belastingen is gedefinieerd als gewoon EBITA plus financiële baten en lasten, resultaat van investeringen en het aandeel in het resultaat van geassocieerde deelnemingen.

Gewoon nettoresultaat

Het gewoon nettoresultaat bedroeg € 327 miljoen in 2005, een stijging van 7% ten opzichte van 2004 (€ 307 miljoen). De verwaterde gewone WPA bedroeg in 2005 € 1,06, een stijging van 4% ten opzichte van 2004, toen de verwaterde gewone WPA € 1,02 bedroeg. De stijging van de gewone WPA was lager dan de stijging van het gewoon nettoresultaat, met name als gevolg van het verwateringseffect van het stockdividend. Op basis van constante wisselkoersen steeg de verwaterde gewone WPA tevens met 4%.

Rendement op geïnvesteerd vermogen (ROIC)

Wolters Kluwer streeft ernaar een ROIC te behalen dat in eerste instantie gelijk is aan de gewogen gemiddelde vermogenskostenvoet (WACC) van de onderneming van ongeveer 8% en deze daarna overtreft. De ROIC was in 2005 7% (2004: 7%).

Bedrijfsresultaat

Het bedrijfsresultaat steeg in 2005 met 6% naar € 432 miljoen. De bijzondere herstructureringslast bedroeg in 2005 € 20 miljoen (2004: € 44 miljoen). De amortisatie van uitgaverechten steeg naar € 81 miljoen ten gevolge van recente overnames.

Het bedrijfsresultaat van CFS profiteerde van sterke autonome omzetgroei en acquisities. Dankzij kostenbesparingen en de lagere buitengewone herstructureringslast van € 8 miljoen (2004: € 30 miljoen) nam het bedrijfsresultaat in Europa toe. Het bedrijfsresultaat van TAL in 2004 omvatte een aanzienlijk deel van de eenmalige FAS 106 opbrengst van € 11 miljoen en werd in 2005 beïnvloed door hogere investeringen in productontwikkeling, verkoop en marketing en shared services. Education toonde de positieve effecten van de recente herstructureringsinspanningen en strikte kostenbeheersing.

Bedrijfsresultaat

in miljoenen euro's (tenzij anders vermeld)	**2005**	2004	Mutatie in %
Health	93	90	4
CFS	83	72	17
TAL	84	102	(18)
LTRE	158	132	20
Education	58	51	13
Hoofdkantoor	(44)	(40)	10
Totaal	**432**	**407**	6

Nettowinst toe te rekenen aan aandeelhouders van de moedermaatschappij

De nettowinst toe te rekenen aan aandeelhouders van de moedermaatschappij bedroeg in 2005 € 260 miljoen (verwaterde WPA € 0,85) en is lager dan in 2004 toen deze € 311 miljoen bedroeg en de verwaterde WPA € 1,04. Dit is voornamelijk het gevolg van het lagere resultaat van desinvesteringen dat in 2004 € 74 miljoen bedroeg en in 2005 € 4 miljoen. Het resultaat van desinvesteringen in 2004 is inclusief het belastingvrije effect van de verkoop van ten Hagen & Stam in Nederland.

Balans

De vaste activa (die voornamelijk bestaan uit goodwill en uitgaverechten) namen in 2005 toe, dankzij de stijging in de eindejaarskoers van de U.S. dollar ten opzichte van de euro per ultimo 2005 (€/$ = 1,18) in vergelijking tot een koers van €/$ = 1,36 in 2004 en de overnames in 2005. Gedurende 2005 heeft Wolters Kluwer de boekwaarde van de goodwill (en uitgaverechten) wederom getoetst op eventuele bijzondere waardeverminderingen op basis van de kasstroomgenererende eenheden, zoals vereist door IAS 36. De toetsing heeft uitgewezen dat er in 2005, net zoals in 2004, geen bijzondere waardevermindering is opgetreden.

Het eigen vermogen werd positief beïnvloed door de nettowinst en de stijging van de U.S. dollar ten opzichte van de euro aan het einde van het jaar.

De verhouding netto rentedragend vreemd vermogen/groepsvermogen daalde van 2,2 in 2004 naar 1,5 in 2005 als gevolg van de stijging van het groepsvermogen.

Balans

in miljoenen euro's (tenzij anders vermeld)

	2005	2004	Mutatie
Vaste activa	3.805	3.293	512
Werkkapitaal	(927)	(205)	(722)
Groepsvermogen	1.099	710	389
Netto rentedragend vreemd vermogen	1.637	1.527	110
Netto rentedragend vreemd vermogen/ groepsvermogen (ratio)	1,5	2,2	

Werkkapitaal

Het operationeel werkkapitaal bedroeg € (623) miljoen, ten opzichte van € (515) miljoen in 2004, een daling van € (108) miljoen. De operationele vorderingen, leveringsverplichtingen en de handelscrediteuren werden beïnvloed door de opwaardering van de U.S. dollar ten opzichte van de euro per ultimo 2005 in vergelijking met ultimo 2004. Bovendien stegen de operationele vorderingen ten gevolge van de recente overnames en de in het laatste deel van het jaar gerealiseerde hogere verkopen. De leveringsverplichtingen stegen onder invloed van overnames en hogere ontvangsten vanwege de verlenging van abonnementen.

Het niet-operationeel werkkapitaal steeg naar € (732) miljoen, voornamelijk vanwege de aanstaande aflossing van obligatieleningen in het komende kalenderjaar.

Werkkapitaal

in miljoenen euro's

	2005	2004	Mutatie
Voorraden	130	134	(4)
Operationele vorderingen [1]	921	776	145
Leveringsverplichtingen	(957)	(805)	(152)
Handelsschulden en overige te betalen posten	(411)	(318)	(93)
Operationele kortlopende verplichtingen [2]	(306)	(302)	(4)
▪ Operationeel werkkapitaal	(623)	(515)	(108)
Geldmiddelen en kasequivalenten	428	687	(259)
Niet-operationele kortlopende activa/schulden (netto) [3]	(732)	(377)	(355)
▪ **Totaal**	**(927)**	**(205)**	**(722)**

[1] Operationele vorderingen bestaan uit handelsdebiteuren, vooruitbetalingen en overige vorderingen.

[2] Operationele kortlopende verplichtingen bestaan uit salarissen en vakantiegeld, te betalen royalties, overige schulden en overlopende passiva, en sociale verzekeringspremies en overige belastingen.

[3] Niet-operationeel werkkapitaal omvat vorderingen/verplichtingen op derivaten, het kortetermijngedeelte van de herstructureringsvoorziening, verplichtingen voor acquisities, te ontvangen/te betalen rente, en leningen en rekening-courant kredieten.

Kasstroom

In 2005 verrichtte Wolters Kluwer verdere inspanningen om het werkkapitaal van de groep te verbeteren. Daardoor was de bijdrage van de autonome mutaties in het werkkapitaal aan de kasstroom uit bedrijfsoperaties € 30 miljoen, bovenop de verbetering van € 107 miljoen (€ 149 miljoen gecorrigeerd voor eenmalige pensioenbetalingen van € 42 miljoen) in 2004.

De aanzienlijke verbetering van het werkkapitaal in 2004 kon niet worden herhaald, waardoor een negatieve afwijking ontstaat in de vergelijking van de kasstroom 2005 met het voorgaande jaar.

De kasstroom uit operationele activiteiten van € 429 miljoen in 2005 was lager dan in 2004 vanwege de bovenvermelde afwijking in het werkkapitaal en hogere betalingen uit hoofde van financiering. De financieringsbetalingen werden beïnvloed door de eerste couponbetaling op de obligatielening 2003-2014. Betalingen ten laste van de herstructureringsvoorzieningen betroffen ontslagvergoedingen aan voormalige werknemers ten gevolge van het in uitvoering zijnde herstructureringsprogramma.

De netto-investeringen in vaste activa zijn toegenomen en dit was voornamelijk het gevolg van bestedingen aan de backoffice-systemen in Europa.

De vrij besteedbare kasstroom levert de middelen voor investeringen in toekomstige groei, de acquisitie van bedrijven, de uitkering van dividend aan aandeelhouders, de aflossing van schulden en de inkoop van eigen aandelen. In 2005 bedroeg de vrij besteedbare kasstroom € 351 miljoen.

De liquiditeiten conversieverhouding [1] waarmee het kasgenererend vermogen van de bedrijfsactiviteiten wordt gemeten (exclusief belastingen en financieringslasten) was in 2005 wederom hoger dan 1, namelijk 1,06 (2004: 1,26). Dit werd veroorzaakt door de positieve ontwikkeling van het werkkapitaal.

Kasstroom

in miljoenen euro's (tenzij anders vermeld)	**2005**	2004	Mutatie
Kasstroom uit bedrijfsoperaties	654	726	(72)
Kasstroom uit operationele activiteiten	429	529	(100)
Vrij besteedbare kasstroom	351	456	(105)
Vrij besteedbare kasstroom per aandeel (verwaterd) (€)	1,14	1,51	(0,37)
Liquiditeiten conversieverhouding (ratio)	1,06	1,26	

Herstructurering

In oktober 2003 werd een herstructureringsprogramma gestart ter verlaging van de kosten door middel van een verhoogde efficiëntie en slagkracht van de bedrijfsvoering, inkrimping van het personeelsbestand, consolidatie van onroerend goed en de invoering van shared service-centers (voornamelijk in de Verenigde Staten).

Herstructurering

in miljoenen euro's	**2005**	2004	2003	Totaal
Kostenbesparingen	100	70	29	199
Investeringen:				
▪ Buitengewoon	20	44	96	160
▪ Niet buitengewoon	42	25	–	67

De resultaten van het herstructuringsprogramma lopen voor op het plan dat in oktober 2003 werd aangekondigd.

[1] De liquiditeiten conversieverhouding (Cash conversion ratio of CAR) wordt gedefinieerd als de kasstroom uit bedrijfsoperaties, verminderd met de netto investeringen in vaste activa gedeeld door gewoon EBITA.

Personeelsbestand

FTE's per 31 december	**2005**	2004	Mutatie
Health	2.168	2.179	(11)
CFS	2.932	2.726	206
TAL	3.876	3.838	38
LTRE	7.051	7.352	(301)
Education	1.292	1.330	(38)
Hoofdkantoor	100	90	10
Totaal	**17.419**	**17.515**	**(96)**

Het aantal FTE's nam met 96 af, voornamelijk dankzij het voortgezette herstructureringsprogramma, in het bijzondere bij LTRE en Education. Dit werd echter gedeeltelijk gecompenseerd door CFS, grotendeels vanwege de in 2005 gedane acquisities. Het aantal FTE's daalde autonoom met 358, voornamelijk ten gevolge van herstructureringen in LTRE (in Nederland, België en het Verenigd Koninkrijk).

Acquisities en desinvesteringen

In 2005 heeft Wolters Kluwer 10 ondernemingen overgenomen voor een totaalbedrag van € 363 miljoen, inclusief geschatte uitgestelde betalingen (bijvoorbeeld earn-outs). De kosten die direct toerekenbaar zijn aan de acquisities, zoals juridische-, accountants- en bemiddelingskosten, bedroegen € 3 miljoen en zijn in dit bedrag begrepen. De belangrijkste acquisities waren:

Acquisities

in miljoenen euro's	Divisie	Transactiedatum	Omzet op jaarbasis
Boucher Communications (Fort Washington, PA, V.S.)	Health	8 september	12
PCi Corporation (Boston, MA, V.S.)	CFS	31 januari	18
Best Case (Evanston, IL, V.S.)	TAL	30 december	4
Nolis (Parijs, Frankrijk)	LTRE	22 april	7
De Agostini Professionale en UTET Professionale (Rome/Turijn, Italië)	LTRE	25 mei	70

Boucher Cummunications Inc. (BCI) werd toegevoegd aan de Health-divisie. BCI is een medische uitgeverij op het gebied van optometrie en oogheelkunde.

De CFS-divisie werd versterkt door de acquisitie van PCi Corporation. PCi is koploper op het gebied van beheersystemen voor kredietverstrekkers in de Verenigde Staten.

TAL nam Best Case Solutions Inc. over. Best Case levert formulieren en software voor de afwikkeling van faillissementen aan advocatenkantoren die personen en bedrijven vertegenwoordigen. LTRE werd versterkt door de acquisities Nolis en De Agostini Professionale en UTET Professionale. Nolis is een Franse aanbieder van online softwareoplossingen voor de transport- en logistieke industrie. De Agostini Professionale en UTET Professionale zijn Italiaanse uitgeverijen op het gebied van openbaar bestuur en genieten een uitstekende reputatie in de juridische, fiscale en ondernemingsmarkten, met gevestigde merken zoals Leggi d'Italia en UTET.

De 10 acquisities hebben een bijdrage aan de omzet over 2005 van € 72 miljoen geleverd. De netto betalingen voor acquisities bedroegen € 357 miljoen, inclusief uitgestelde betalingen voor acquisities uit voorgaande jaren en exclusief uitgestelde betalingen voor in 2005 gedane acquisities.

Bovendien maakte Wolters Kluwer op 29 augustus 2005 bekend het voornemen te hebben om Information Management van NDCHealth (Phoenix, Arizona, Verenigde Staten) voor $ 382 miljoen over te nemen (€ 324 miljoen). De jaaromzet van NDC-IM is ongeveer $ 165 miljoen (€ 140 miljoen). Deze transactie werd op 6 januari 2006 afgerond.

Verder maakte maakte Wolters Kluwer op 4 januari 2006 bekend van plan te zijn ProVation Medical Inc. (Minneapolis, Verenigde Staten) over te nemen. Dit bedrijf levert medische documentatie, coderings- en werkprocessystemen aan ziekenhuizen en ambulante chirurgiecentra in de Verenigde Staten en genereert een jaarlijkse omzet van ongeveer $ 13 miljoen (€ 11 miljoen). De transactie werd op 23 januari 2006 afgerond.

In het verslagjaar heeft Wolters Kluwer geen belangrijke desinvesteringen gepleegd. Op 23 januari 2006 werd de afstoting van Segment (Beek, Nederland) bekend gemaakt. Het resultaat van desinvesteringen van € 4 miljoen kan voornamelijk worden toegeschreven aan de aflossing van de aan de directie van Bohmann (Wenen, Oostenrijk) verstrekte lening, waarvoor gedeeltelijk een voorziening was getroffen ten tijde van de desinvestering in 2004.

Overgang naar IFRS

Vanaf 2005 stelt Wolters Kluwer haar geconsolideerde jaarrekening op volgens IFRSs, zoals bekrachtigd door de Europese Unie. In de Toelichting onder 29 bij de geconsolideerde jaarrekening wordt een aansluiting gegeven van de financiële informatie volgens NL GAAP met die volgens IFRSs. Wolters Kluwer heeft besloten om twee nieuwe standaarden die door de Europese Unie in het vierde kwartaal van 2005 zijn bekrachtigd, toe te passen. Deze standaarden betreffen de rechtstreekse verantwoording van de actuariële winsten en verliezen op toegezegd-pensioenregelingen buiten de winst- en verliesrekening (IAS 19.93A) en de verantwoording van de converteerbare obligatielening als een financiële verplichting tegen de reële waarde met verwerking van waardeveranderingen in de winst- en verliesrekening (IAS 39.9).

Risicobeheersing en interne controle

Algemeen

De Raad van Bestuur is verantwoordelijk voor de risicobeheersing en de interne controle binnen Wolters Kluwer. Bij Wolters Kluwer zijn systemen voor risicobeheersing en interne controle van kracht. Doel van deze systemen is het identificeren van significante risico's waaraan de vennootschap wordt blootgesteld en een effectief beheer ervan, zodat kan worden voldaan aan de strategische en operationele doelstellingen van de vennootschap, betrouwbare financiële verslaglegging plaatsvindt en aan toepasselijke wet- en regelgeving wordt voldaan. Het ontwerp van de interne controlesystemen is gebaseerd op het COSO-raamwerk (Committee of Sponsoring Organizations of the Treadway Commission). De aanbevelingen van COSO zijn erop gericht te voorzien in een redelijke mate van zekerheid. Dientengevolge kunnen deze systemen nooit absolute zekerheid bieden ten aanzien van het bereiken van de doelstellingen van de vennootschap of de betrouwbaarheid van de financiële verslaglegging, noch kunnen zij materiële fouten, verliezen, fraude en overtreding van relevante wet- en regelgeving geheel voorkomen.

Risicobeheersings- en interne controlesystemen

De vennootschap maakt gebruik van diverse mechanismen om het handhaven van systemen voor risicobeheersing en interne controle te waarborgen:

- Een uniforme cyclus voor de jaarplanning en verslaglegging, die bestaat uit een jaarlijks Business Development Plan (driejaarlijks strategisch plan) op divisie- en werkmaatschappijniveau, het jaarlijkse budget, driemaandelijkse prognoses en een maandelijkse financiële rapportage;
- Periodiek worden bedrijfsbeoordelingen uitgevoerd, waarbij het management van de werkmaatschappijen en het management van de divisies met de Raad van Bestuur de voortgang ten opzichte van het plan en initiatieven en maatregelen gericht op het beperken van de ondernemingsrisico's bespreken;
- Specifiek beleid ten aanzien van risico's op het gebied van valuta, rente, liquiditeit en krediet goedgekeurd door de Audit Commissie;
- Uniforme (financiële) procedures en uniform beleid op dit gebied. Hiertoe behoren Letters of Representation (die driemaandelijks ondertekend moeten worden door alle CEO's en CFO's van de divisies en werkmaatschappijen, alsmede door de betrokken personeelsleden van het hoofdkantoor), het voorkennisreglement, Risk Manual, de kernwaarden, het Internal Control framework handboek, Handboek Afdeling Interne Audit en Handboek Fusies & Overnames en de klokkenluidersregeling;

- Vanuit het hoofdkantoor worden frequent interne accountantscontroles uitgevoerd om te waarborgen dat beleid en procedures van de vennootschap worden nageleefd en om eventuele leemten in de interne controle te signaleren en corrigeren;
- Wolters Kluwer heeft een Internal Control Dashboard geïmplementeerd, waarbinnen alle aanbevelingen en aandachtspunten worden behandeld die voortkomen uit managementbeoordelingen en interne en externe audits. Elke drie maanden worden deze aanbevelingen actief opgevolgd.

In 2005 werd wederom veel aandacht besteed aan het instellen van gemeenschappelijke interne controlerichtlijnen binnen Wolters Kluwer. Er is een Internal Control framework opgezet dat er voor moet zorgen dat risicobeheersings- en controleprocessen in overeenstemming met COSO herhaalbare processen zijn, en op geïntegreerde en gestructureerde wijze verlopen. Om financiële verslaggevingsrisico's te beperken, heeft de vennootschap ongeveer 100 zogenoemde key controls geïdentificeerd, die zo zijn ontworpen dat verzekerd wordt dat de effecten van de belangrijkste bedrijfsprocessen adequaat worden weergegeven in de financiële rapportage. In 2005 heeft de vennootschap deze key controls vastgesteld en getoetst in de tien belangrijkste werkmaatschappijen. Waar nodig zijn actieplannen ontwikkeld, die worden uitgevoerd om te waarborgen dat deze key controls bij de belangrijkste werkmaatschappijen in werking zijn, of dat er andere risicobeperkende maatregelen van kracht zijn die een gelijkwaardig niveau van zekerheid opleveren. De vennootschap zal dit implementatieproces in 2006 afronden en zal de key controls dan periodiek toetsen. Het management zal de uitkomsten van de toetsingsprocedures opvolgen en waar nodig maatregelen nemen.

Teneinde de kwaliteit van de interne controle ten aanzien van alle werkzaamheden te waarborgen, heeft de vennootschap in het derde kwartaal van 2005 desk reviews uitgevoerd, die werden gevolgd door controles ter plaatse door zowel de afdeling internal audit als externe adviseurs. Verder implementeert de vennootschap een softwaretool om de voortgang te bewaken. De Audit Commissie, de Raad van Commissarissen en de externe accountant zijn nauw betrokken bij de bewaking van de interne controlemaatregelen met betrekking tot risico's verbonden aan financiële verslaggeving. De bevindingen worden regelmatig met het management besproken.

Als gevolg van het bovenstaande heeft de vennootschap een aantal risico's geïdentificeerd met betrekking tot op de IT-omgeving, die gevolgen zouden kunnen hebben voor de financiële rapportage. Er werden maatregelen genomen om de daaraan verbonden risico's te beperken. De vennootschap is van mening dat in dit verband de noodzakelijke stappen zijn genomen, teineinde een redelijke mate van zekerheid te verschaffen dat de financiële verslaggeving over 2005 geen materiële onjuistheden bevat.

Als vermeld in noot 28 van de toelichting op de jaarrekening op bladzijden 124 en 125, maakt het management voor de opstelling van de jaarrekening beoordelingen, schattingen en doet het aannames die een materiële invloed hebben op de financiële resultaten. De vennootschap heeft professionele medewerkers in dienst, geassisteerd door externe adviseurs, om de beslissingen in deze te ondersteunen.

Verklaring omtrent risico's financiële verslaglegging

Op basis van de resultaten van de aanpak tot op heden en na overleg met de Audit Commissie en de Raad van Commissarissen, is de Raad van Bestuur van Wolters Kluwer van mening dat naar beste weten de risicobeheersings- en controlesystemen een redelijke mate van zekerheid geven dat de financiële

verslaglegging over 2005 geen onjuistheden van materieel belang bevat.

De vennootschap blijft risicobeheersings- en controlesystemen voortdurend verbeteren. In de komende jaren zal de vennootschap hoge prioriteit blijven geven aan het verbeteren van ontwerp en doeltreffendheid, en aan de verdere integratie van de risicobeheersings- en controlesystemen in de dagelijkse werkzaamheden.

Overige risico's

Als internationale aanbieder van informatiediensten heeft Wolters Kluwer te maken met diverse risico's. In dit hoofdstuk wordt een aantal belangrijke risico's beschreven, evenals de maatregelen die zijn genomen om deze risico's te beperken.

Bedrijfsrisico's, strategische risico's, risico's op het gebied van wet- en regelgeving

Wolters Kluwer opereert op een markt met vrije concurrentie. De methoden om producten te leveren zijn, evenals de producten zelf, onderhevig aan technologische veranderingen. Mede als gevolg van technologische ontwikkelingen kunnen nieuwe spelers toetreden tot de markt waarop Wolters Kluwer opereert. De vennootschap kan invloed ondervinden van beleid en regelgeving van de nationale overheid of andere instanties, bijvoorbeeld op het gebied van belastingen, de bescherming van intellectuele eigendomsrechten of de verspreiding van informatie. Ook bestaat de kans dat concurrenten de intellectuele eigendomsrechten betwisten of daar inbreuk op plegen. Bovendien kunnen algemene economische factoren van invloed zijn op de activiteiten.

De vennootschap heeft verschillende initiatieven ondernomen om haar IT-omgeving permanent te moderniseren, zoals outsourcing van de datacenters, implementatie van nieuwe ERP-systemen, off-shoring van applicatieonderhoud en -ontwikkeling en de implementatie van gemeenschappelijke ICT-centers. Deze initiatieven zullen in 2006 worden voortgezet. Ook in de toekomst kunnen op dit terrein nieuwe initiatieven worden ontplooid. Ondanks het feit dat de vennootschap tijdens de overgangsfase maatregelen implementeert om risico's te beperken, brengen dit soort initiatieven bepaalde uitvoeringsrisico's met zich mee. Deze maatregelen bestaan onder meer uit het instellen van projectteams die voldoende middelen ter beschikking hebben, zorgvuldige planning en het bewaken van de voortgang door senior management.

Meer in het bijzonder is de vennootschap begonnen met een project voor outsourcing en consolidatie van de datacenter operaties in de Verenigde Staten, die tot nu toe waren verspreid over meer dan 50 locaties. De vennootschap blijft ook doorgaan met de vervanging van diverse ERP- en financiële systemen bij verschillende activiteiten, zowel in de Verenigde Staten als in Europa. Als gevolg daarvan waren in 2005 niet alle interne controlemaatregelen ingevoerd, of hebben deze niet alle naar behoren gefunctioneerd. Om die reden heeft de vennootschap aanvullende maatregelen genomen om de bijbehorende risico's te beperken.

De vennootschap heeft in het verleden vele bedrijven overgenomen en zal naar verwachting ook in de toekomst andere bedrijven overnemen. Risico's met betrekking tot de overname van andere bedrijven kunnen te maken hebben met bijvoorbeeld de integratie van het overgenomen bedrijf, het realiseren van alle verwachte synergieën, prognoses op basis waarvan de vennootschap destijds tot overname besloot, en verplichtingen waarvan de vennootschap op het moment van overname niet op de hoogte was. Bovendien kan de vennootschap bij de verkoop van een dochteronderneming te maken krijgen met verplichtingen die uit de verkoop voortvloeien.
Om deze risico's te beperken heeft Wolters Kluwer een risicobeheersingssysteem en interne controlemaatregelen ingesteld en deze verankerd in haar bedrijfs-

activiteiten. Zie pagina 47 voor meer informatie over risicobeheersings- en interne controlesystemen. De vennootschap beperkt de risico's verder door het voeren van een gedegen strategie en het aantrekken van de beste medewerkers. De strategie richt zich op het bedienen van professionals met informatie, software en diensten als ondersteuning voor kritieke besluiten en om hen te helpen hun doeltreffendheid te verbeteren. De producten en diensten van Wolters Kluwer zijn voor deze professionals van wezenlijk belang en de vennootschap levert deze vooral op abonnementsbasis. Dit betekent dat Wolters Kluwer actief is op stabiele markten waar voortdurend grote behoefte is aan actuele informatie, met name op zich snel ontwikkelende terreinen als wet- en regelgeving en compliance (fiscaal, juridisch, financiële dienstverlening, human resources), lesmethoden (educatief) en gezondheid (medisch).
Intellectuele eigendomsrechten (auteursrechten en octrooien) beschermen de informatie, software en diensten met een hoge toegevoegde waarde van Wolters Kluwer. Deze portefeuille is evenwichtig verspreid over marktsegmenten en geografische gebieden.

Als onderdeel van de strategie is Wolters Kluwer bezig met de implementatie van een gecentraliseerd ICT-beheersingsmodel. Daarbij wordt zoveel mogelijk gebruik gemaakt van gemeenschappelijke technische platformen, alsmede van gemeenschappelijke backofficesystemen. Dit biedt Wolters Kluwer de mogelijkheid om binnen de gehele organisatie schaalvoordelen te realiseren.

Financiële risico's

Algemeen

Zoals de meeste internationale ondernemingen, heeft de vennootschap te maken met diverse financiële risico's, zoals valuta- en renterisico's en liquiditeits- en kredietrisico's.
Fluctuerende wisselkoersen en rentetarieven kunnen van invloed zijn op de door Wolters Kluwer gepubliceerde resultaten. De vennootschap streeft er derhalve naar om de invloed van schommelingen in wisselkoersen en rentetarieven op het nettoresultaat, het eigen vermogen en de kasstroom te beperken. Wolters Kluwer tracht dit zoveel mogelijk te doen door gebruik te maken van natuurlijke dekkingen, waarbij inkomsten en uitgaven in dezelfde valuta luiden, alsmede via het op elkaar afstemmen van activa en passiva. Indien geen natuurlijke dekking voorhanden is, wordt ernaar gestreefd hetzelfde effect te bereiken met behulp van financiële instrumenten. Daartoe zijn bandbreedtes en strenge beleids- en toezichtregels vastgesteld, waaronder autorisatieprocedures.
Financiële instrumenten worden uitsluitend aangekocht of aangehouden ter afdekking van risico's. De meeste van deze instrumenten komen in aanmerking voor hedge accounting als bedoeld in IAS 39. Voor nadere informatie over de financiële risico's wordt verwezen naar noot 19 van de toelichting op de geconsolideerde jaarrekening.

Valutarisico

Wolters Kluwer maakt onderscheid tussen twee belangrijke soorten valutarisico's, te weten transactierisico's en translatierisico's. De transactierisico's die de verschillende bedrijven van Wolters Kluwer lopen, worden als beperkt beschouwd. De prijzen die Wolters Kluwer voor producten en diensten aan haar klanten berekent, luiden meestal in de lokale valuta van de klant. Gezien de aard van de bedrijfsactiviteiten luiden ook nagenoeg alle hiermee samenhangende kosten in dezelfde valuta. Er wordt weinig gebruikgemaakt van financiële instrumenten voor het afdekken van transactierisico's.
Het translatierisico, dat is het risico dat er winsten of verliezen op vreemde valuta ontstaan als gevolg van de vertaling van de winst- en verliesrekening en

de balans van buitenlandse deelnemingen naar de valuta waarin de geconsolideerde jaarrekening luidt (de euro), is gedeeltelijk afgedekt.

Een plotselinge waardedaling van 1% van de dollar ten opzichte van de euro in vergelijking met het niveau van 31 december 2005, waarbij alle andere variabelen constant blijven, zou het volgende effect hebben op de cijfers van de vennootschap:

Effect van 1% daling U.S. dollar t.o.v de euro

bij benadering, in miljoenen euro's

	2005
Netto-omzet	(17)
Bedrijfsresultaat	(3)
Nettoresultaat	(2)
Eigen vermogen	(15)

Ter afdekking van de netto investeringen[1] in de Verenigde Staten heeft de vennootschap momenteel voor een hoofdsom van € 380 miljoen ($ 448 miljoen) aan in U.S. dollar luidende termijncontracten uitstaan, hetgeen overeenkomt met een balansdekking in U.S. dollars van circa 20% (2004: circa 30%). Dit ligt binnen de grenzen van het beleid zoals goedgekeurd door de Audit Commissie.

De rentelasten zijn door middel van afgeleide financiële instrumenten deels omgezet in U.S. dollars. Van alle rentelasten was circa 60% te betalen in U.S. dollars, hetgeen valutaschommelingen tot gevolg heeft gehad die in de winst- en verliesrekening zijn verwerkt. Indien aangenomen wordt dat dezelfde 60% van de totale rentelasten in U.S. dollars betaald moet worden, luidt de analyse als volgt. Een plotselinge koersval van de U.S. dollar tegenover de euro met 1% ten opzichte van het koersniveau per 31 december 2005 zou een daling van de financieringskosten tot gevolg hebben van circa € 0,5 miljoen, ervan uitgaande dat alle overige variabelen constant blijven.

Renterisico

Wolters Kluwer streeft ernaar de resultaten en de kasstroom tegen renteschommelingen te beschermen via het aantrekken van vast- of variabelrentende financiering, door gebruik te maken van derivaten (rente-swaps). Van de totale renteportefeuille (exclusief liquide middelen) is circa 25% variabelrentend en 75% vastrentend, in lijn met het streven om een verhouding te bewerkstelligen van 67-75% vastrentend en 33-25% variabelrentend. Uitgaande van dezelfde verhouding van 25% variabelrentend en 75% vastrentend, luidt de analyse als volgt. Indien de rente plotseling met 1% zou stijgen ten opzichte van het niveau per 31 december 2005, terwijl alle andere variabelen constant blijven, zou dit geen wezenlijke invloed hebben op het financieringsresultaat, gezien de aanzienlijke kaspositie van de vennootschap per 31 december 2005.

Liquiditeitsrisico

Ter beperking van het liquiditeitsrisico heeft Wolters Kluwer de volgende minimumeisen gesteld:

- Aflossing van langlopende schulden dient gelijkmatig in de tijd plaats te vinden;
- Financiering dient minimaal een jaar vóór de vervaldatum van alle langlopende leningen aangetrokken te worden;
- Minimale headroom (som van vrij beschikbare, toegezegde kredietfaciliteiten en liquide middelen) van € 500 miljoen.

[1] Netto investeringen is gedefinieerd als het totaal van de investeringen in het eigen vermogen van, en de langetermijnvorderingen op, de Amerikaanse houdstermaatschappij.

Aangezien Wolters Kluwer over een bedrag van € 750 miljoen aan vrij beschikbare, gecommitteerde kredietfaciliteiten en een bedrag van € 428 miljoen aan liquide middelen beschikt, was de headroom per ultimo 2005 circa € 1,2 miljard, waardoor het liquiditeitsrisico van de vennootschap aanzienlijk is afgenomen. Ten behoeve van deze contracten zijn geen zekerheden verstrekt op goederen/ onroerende zaken van de vennootschap.

Kredietrisico

Onder kredietrisico wordt verstaan het verlies dat geleden wordt als een wederpartij haar contractuele verplichtingen niet nakomt. Per 31 december 2005 waren er geen klanten met grote betalingsachterstanden aan Wolters Kluwer. Het beleid van Wolters Kluwer is erop gericht om bij financiële transacties zoveel mogelijk gebruik te maken van raamovereenkomsten onder ISDA (International Swap Dealers Association). Belegging van liquide middelen en de afsluiting van financiële transacties geschiedt uitsluitend bij financiële instellingen met een hoge kredietbeoordeling. Bovendien zijn per wederpartij kredietlimieten vastgesteld. De vennootschap maakt geen gebruik van financiële derivaten ter afscherming van het risico dat een wederpartij haar contractuele verplichtingen niet nakomt.

Corporate governance

Algemeen

Corporate governance is een belangrijk onderwerp voor Wolters Kluwer. De Raad van Bestuur en de Raad van Commissarissen zijn verantwoordelijk voor de corporate governance structuur van de vennootschap. Belangrijke stappen die in 2005 gezet zijn op het gebied van corporate governance zijn onder meer:

- Tijdens de aandeelhoudersvergaderingen van 14 april 2005 en 15 augustus 2005 was het voor alle aandeel- en certificaathouders mogelijk om te stemmen door middel van een stemvolmacht aan derden of steminstructie aan het administratiekantoor, hetgeen een sterke toename van de participatie op die vergaderingen tot gevolg had. Bij beide vergaderingen was de participatie (afgezien van vrij door het Administratiekantoor uit te brengen stemmen) ongeveer 30%;
- Conform de Nederlandse Corporate Governance Code is de corporate governance van de vennootschap tijdens de jaarlijkse Algemene Vergadering van Aandeelhouders van 14 april 2005 ter bespreking aan de orde gesteld;
- De statuten zijn gewijzigd teneinde deze in overeenstemming te brengen met de Nederlandse Corporate Governance Code;
- De Raad van Bestuur heeft met instemming van de Raad van Commissarissen besloten aan de op 26 april 2006 te houden jaarlijkse Algemene Vergadering van Aandeelhouders een voorstel te doen om de certificering te beëindigen;
- Een verdere verbetering van de interne risicobeheersings- en controlesystemen.

Wolters Kluwer leeft thans alle principes en best practice bepalingen uit de Nederlandse Corporate Governance Code (de "Code") na, behoudens voorzover in dit hoofdstuk wordt aangegeven dat hiervan wordt afgeweken. In dit hoofdstuk wordt een overzicht gegeven van de hoofdlijnen van de corporate governance structuur van de vennootschap alsmede een uitleg van de afwijkingen van de Code.

Raad van Bestuur

De Raad van Bestuur is verantwoordelijk voor de strategie, het beleid, de doelstellingen en de resultaten van de vennootschap. De Algemene Vergadering van Aandeelhouders benoemt de leden van de Raad van Bestuur. De bezoldiging van de leden van de Raad van Bestuur wordt vastgesteld door de Raad van Commissarissen op advies van de Selectie- en Remuneratiecommissie van de Raad van Commissarissen. In lijn met de Code zijn het bezoldigingsbeleid en het nieuwe Long-Term Incentive Plan ("LTIP") voor de Raad van Bestuur vastgesteld

respectievelijk goedgekeurd door de jaarlijkse Algemene Vergadering van Aandeelhouders in 2004. Volgens het LTIP kunnen de leden van de Raad van Bestuur certificaten van gewone aandelen verdienen na een periode van drie jaar. Verkrijging van de certificaten van aandelen is afhankelijk van duidelijke en objectief bepaalbare drie-jaars doelstellingen die van tevoren zullen worden vastgesteld. Nadat de leden van de Raad van Bestuur certificaten van aandelen hebben verdiend, zijn zij niet verplicht deze voor een periode van vijf jaar of tot het einde van hun dienstverband aan te houden, zoals aanbevolen in de Code (Best Practice Bepaling II.2.3). Wolters Kluwer ziet geen reden om de leden van de Raad van Bestuur te verplichten om hun certificaten vijf jaar vast te houden, aangezien volgens het plan jaarlijks voorwaardelijke toekenningen zullen plaatsvinden en de leden van de Raad van Bestuur derhalve altijd voldoende stimulans zullen hebben om de lange termijn belangen van de vennootschap te waarborgen. Een vijf jaar lang durend verbod om de certificaten te verkopen voegt hier niets aan toe.

Aangezien de vennootschap in een competitieve internationale omgeving opereert, is het van essentieel belang om voldoende flexibiliteit te hebben met betrekking tot bezoldiging en arbeidsvoorwaarden wanneer nieuwe leden van de Raad van Bestuur worden benoemd. De vennootschap committeert zich daarom niet aan de Best Practice Bepalingen in de Code inzake benoeming van de leden van de Raad van Bestuur voor een periode van vier jaar en de maximale vergoeding bij onvrijwillig ontslag (Best Practice Bepalingen II.1.1 en II.2.7). In ieder geval zullen bestaande contracten met de huidige leden van de Raad van Bestuur worden geëerbiedigd.

Wolters Kluwer heeft een zeer streng Voorkennisreglement. De leden van de Raad van Bestuur mogen slechts handelen in Wolters Kluwer effecten gedurende vier Open Perioden van twee weken, na publicatie van de jaarresultaten, halfjaar resultaten en kwartaal resultaten. Er zijn ook beperkingen met betrekking tot het handelen in aandelen van bepaalde andere bedrijven in de sector. Volgens het Wolters Kluwer Voorkennisreglement zijn de leden van de Raad van Bestuur echter niet verplicht periodiek melding te doen aan de compliance officer van veranderingen in hun bezit aan effecten van andere Nederlandse beursgenoteerde vennootschappen zoals aanbevolen in de Code (Best Practice Bepaling II.2.6). In de sector waarin Wolters Kluwer opereert, ontvangen leden van de Raad van Bestuur in het kader van de normale werkzaamheden doorgaans geen koersgevoelige informatie over andere Nederlandse beursgenoteerde vennootschappen. De Raad van Commissarissen en de Raad van Bestuur zien er daarom geen toegevoegde waarde in om het handelen in aandelen van alle Nederlandse beursgenoteerde vennootschappen door leden van de Raad van Bestuur te volgen.

Raad van Commissarissen

In tegenstelling tot de Raad van Bestuur, die belast is met de dagelijkse gang van zaken van de vennootschap, heeft de Raad van Commissarissen tot taak toezicht te houden op het beleid van de Raad van Bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. Voorts adviseert de Raad van Commissarissen de Raad van Bestuur.

De Algemene Vergadering van Aandeelhouders benoemt de leden van de Raad van Commissarissen. Momenteel zijn alle leden van de Raad van Commissarissen onafhankelijk van de vennootschap. Het aantal commissariaten van alle leden van de Raad van Commissarissen is zodanig beperkt dat een goede taakvervulling is gewaarborgd. Geen van de leden van de Raad van Commissarissen vervult meer dan vijf commissariaten bij Nederlandse beursgenoteerde vennootschappen, waarbij het voorzitterschap van een raad van commissarissen dubbel telt.

Wolters Kluwer vindt het van belang dat de leden van de Raad van Commissarissen goed geïnformeerd zijn omtrent de bedrijven en de activiteiten van de vennootschap. Om dit te bereiken geven operationele managers, met inbegrip van de Chief Executive Officers van de divisies, geregeld presentaties over hun bedrijven. Verder faciliteert de vennootschap bezoeken aan dochtervennootschappen en individuele besprekingen met staf- en lijnmanagers.

De beloning van de Raad van Commissarissen wordt vastgesteld door de Algemene Vergadering van Aandeelhouders. De beloning is niet afhankelijk van de resultaten van de vennootschap. Aan een Commissaris worden geen aandelen of opties toegekend bij wijze van bezoldiging. De vennootschap verstrekt voorts geen leningen aan haar Commissarissen. De leden van de Raad van Commissarissen zijn gebonden aan hetzelfde Voorkennisreglement als de leden van de Raad van Bestuur. Zij zijn niet verplicht periodiek melding te doen aan de compliance officer van veranderingen in hun bezit aan effecten van andere Nederlandse beursgenoteerde vennootschappen zoals aanbevolen in de Code (Best Practice Bepaling III.7.3), om dezelfde reden als uiteengezet in de tekst over de Raad van Bestuur. Momenteel bezit geen van de leden van de Raad van Commissarissen effecten in Wolters Kluwer.

Commissies

Als onderdeel van zijn verantwoordelijkheden richt de Audit Commissie zich onder meer op de werking van de interne risicobeheersings- en controlesystemen en op de rol en het functioneren van de interne en externe accountants. De Audit Commissie bestaat uit tenminste drie leden. Tenminste een lid van de Audit Commissie is een financieel expert.

De Raad van Commissarissen heeft ook een Selectie- en Remuneratiecommissie geïnstalleerd. Aangezien benoemingen en beloning vaak nauw gerelateerd zijn, ziet de Raad van Commissarissen geen voordelen in het instellen van twee afzonderlijke commissies. Twee afzonderlijke commissies bestaande uit dezelfde leden zou slechts de administratieve werkzaamheden doen toenemen. Conform de Code, zal de voorzitter van de Raad van Commissarissen niet tevens de voorzitter van de Selectie- en Remuneratiecommissie zijn. De Selectie- en Remuneratiecommissie is in ieder geval verantwoordelijk voor het doen van voorstellen inzake het bezoldigingsbeleid van de vennootschap en voor een voorstel aan de Raad van Commissarissen inzake de bezoldiging van de individuele leden van de Raad van Bestuur. De Commissie is ook verantwoordelijk voor het opstellen van selectiecriteria en benoemingsprocedures voor leden van de Raad van Commissarissen en Raad van Bestuur.

Aandeelhouders en de Algemene Vergadering van Aandeelhouders

Ten minste een maal per jaar wordt een Algemene Vergadering van Aandeelhouders gehouden. De agenda van de jaarlijkse Algemene Vergadering van Aandeelhouders bevat in ieder geval het verslag van de Raad van Bestuur, de vaststelling van de jaarrekening, het bericht van de Raad van Commissarissen en het voorstel tot betaling van dividend of andere uitkeringen. Een voorstel tot kwijting aan de leden van de Raad van Bestuur en een voorstel tot kwijting aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak, worden afzonderlijk in stemming gebracht.

Aandeelhouders en certificaathouders die alleen of gezamenlijk een half procent (0,5%) van het geplaatste kapitaal van Wolters Kluwer vertegenwoordigen of van wie de (certificaten van) aandelen alleen of gezamenlijk een waarde van tenminste € 50 miljoen vertegenwoordigen, kunnen de Raad van Bestuur of Raad van Commissarissen verzoeken om onderwerpen op de agenda voor de Algemene Vergadering van Aandeelhouders te plaatsen.

Op de beurs van Euronext Amsterdam worden certificaten van gewone aandelen verhandeld ("Certificaten"). Stichting Administratiekantoor Wolters Kluwer geeft Certificaten uit en houdt de onderliggende aandelen. De houders van Certificaten kunnen hun Certificaten onder alle omstandigheden en zonder beperking omwisselen in gewone aandelen. Bovendien krijgen houders van Certificaten onder alle omstandigheden het recht om te stemmen en zij kunnen volmacht aan derden of een steminstructie aan het Administratiekantoor geven om namens hen te stemmen, onafhankelijk van het aantal Certificaten dat zij houden. Certificering is derhalve geen beschermingsmiddel. Het doel van de certificering is om te voorkomen dat door absenteïsme op de Algemene Vergadering van Aandeelhouders een (toevallige) minderheid van aandeelhouders de besluitvorming naar haar hand zet. Alle leden van het bestuur van de Stichting Administratiekantoor zijn onafhankelijk van de vennootschap.
De administratievoorwaarden en statuten van het Administratiekantoor zijn in januari 2005 gewijzigd, teneinde ze in lijn te brengen met de Code. Conform de Code is in februari 2005 een aparte vergadering van certificaathouders gehouden.

De Raad van Bestuur heeft met instemming van de Raad van Commissarissen besloten om aan de op 26 april 2006 te houden Algemene Vergadering van Aandeelhouders een voorstel te doen om de certificering te beëindigen. Goedkeuring van dit voorstel zal leiden tot omwisseling van Certificaten in gewone aandelen en vervolgens de afschaffing van het Administratiekantoor. Ter vermijding van eventuele misverstanden wordt hierbij opgemerkt dat de uitgifte van "American Depositary Receipts" geheel los staat van de hierboven beschreven certificering, en dat het American Depositary Receipt programma zal worden voortgezet. Voor meer informatie over het Administratiekantoor wordt verwezen naar het verslag van de Stichting Administratiekantoor (pagina 163 van dit jaarverslag).

Tussen Wolters Kluwer en de Stichting Preferente Aandelen Wolters Kluwer is een overeenkomst gesloten op basis waarvan de Stichting preferente aandelen kan nemen. Deze optie op preferente aandelen is thans nog het enige middel bij Wolters Kluwer dat beschouwd kan worden als een mogelijke bescherming tegen gebeurtenissen die de continuïteit, zelfstandigheid of identiteit van de vennootschap kunnen bedreigen. De stichting mag de optie op de preferente aandelen zodanig uitoefenen dat het aantal genomen preferente aandelen maximaal gelijk is aan 100% van het aantal geplaatste gewone aandelen op het moment van uitoefening. Onder meer door het nemen van preferente aandelen door de stichting zullen de Raad van Bestuur en Raad van Commissarissen in de gelegenheid zijn om hun positie ten opzichte van bijvoorbeeld een bieder op aandelen van Wolters Kluwer en diens plannen nader te bepalen en hebben zij de mogelijkheid om alternatieven te bestuderen. Alle bestuursleden van de Stichting Preferente Aandelen zijn onafhankelijk van de vennootschap.

Accountants

De Raad van Bestuur is verantwoordelijk voor de kwaliteit en volledigheid van de openbaar gemaakte financiële berichten. De Raad van Commissarissen ziet er op toe dat de Raad van Bestuur deze verantwoordelijkheid vervult. De externe accountant wordt benoemd door de Algemene Vergadering van Aandeelhouders. Wolters Kluwer is van plan de benoeming van de externe accountant elke vier jaar op de agenda van de Algemene Vergadering van Aandeelhouders te zetten, na de grondige beoordeling van het functioneren van de externe accountant. Dit is gebeurd in de Algemene Vergadering van Aandeelhouders van 14 april 2005. Naast deze grondige beoordeling zullen de Raad van Bestuur en de Audit Commissie jaarlijks aan de Raad van Commissarissen rapporteren over de ontwikkelingen in de relatie met de externe accountant. De Raad van Commissarissen kan de benoeming van de externe accountant ook al voor het verstrijken van een periode van vier jaar op de agenda van de Algemene Vergadering van Aandeelhouders zetten, indien dit nodig geacht wordt. De Algemene Vergadering van Aandeelhouders kan vragen stellen aan de externe accountant over zijn verklaring omtrent de jaarrekening. De externe accountant woont de Algemene Vergadering van Aandeelhouders derhalve bij en is daarin bevoegd het woord te voeren. De vennootschap heeft een regeling met betrekking tot de onafhankelijkheid van de accountant, die op de website is gepubliceerd (www.wolterskluwer.com).

De interne accountant functioneert onder de verantwoordelijkheid van de Raad van Bestuur. De externe accountant en de Audit Commissie worden betrokken bij het opstellen van het werkplan van de interne accountant. Zij nemen ook kennis van de bevindingen van de interne accountant.

Juridische structuur

De uiteindelijke moedervennootschap van de Wolters Kluwer groep is Wolters Kluwer nv. In 2002 heeft Wolters Kluwer nv de vrijwillige toepassing van de structuurregeling afgeschaft. Dientengevolge werd de structuurregeling van toepassing op Wolters Kluwer Nederland bv, de moedervennootschap van de actieve Nederlandse dochtervennootschappen. Wolters Kluwer International Holding bv is de (in)directe moedervennootschap van de actieve dochtervennootschappen die niet gevestigd zijn in Nederland.

Amsterdam, 28 februari 2006

Raad van Bestuur
N. McKinstry, *voorzitter*
B.L.J.M. Beerkens
J.M. Detailleur



Bericht van de Raad van Commissarissen

Jaarrekening

De Raad van Bestuur heeft de jaarrekening over het boekjaar 2005 aan de Raad van Commissarissen voorgelegd. Voorts heeft de Raad van Commissarissen kennis genomen van de rapporten en de verklaring van KPMG Accountants nv (zoals bedoeld in artikel 27 lid 3 van de statuten van de vennootschap) en hierover met de accountant van gedachten gewisseld. Mede op grond van de rapporten hebben de leden van de Raad van Commissarissen in aanwezigheid van de accountant de jaarrekening 2005 ondertekend. De Raad van Commissarissen stelt de aandeelhouders voor de jaarrekening, die is opgenomen op pagina 67 en volgende van dit jaarverslag, in de op 26 april 2006 te houden Algemene Vergadering van Aandeelhouders vast te stellen. Een voorstel tot het verlenen van kwijting aan de leden van de Raad van Bestuur en een voorstel tot het verlenen van kwijting aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak, worden afzonderlijk aan de orde gesteld. In lijn met het dividendbeleid wordt voorgesteld om een dividend uit te keren van € 0,55 per gewoon aandeel, in contanten of ter keuze van de aandeelhouders of certificaathouders in de vorm van (certificaten van) gewone aandelen. De omwisselverhouding voor een uitkering in (certificaten van) gewone aandelen zal op 5 mei 2006 na beurs worden vastgesteld. Na een goedkeurend besluit door de Algemene Vergadering van Aandeelhouders zal de uitkering per 9 mei 2006 plaatsvinden.

Activiteiten

De Raad van Commissarissen heeft in 2005 zeven keer vergaderd. Daarnaast heeft de Raad van Commissarissen driemaal een conference call gehouden om specifieke onderwerpen te bespreken. Drie van de vergaderingen begonnen buiten aanwezigheid van de Raad van Bestuur. Geen van de Commissarissen was afwezig bij meer dan twee vergaderingen. Een van de vergaderingen werd gecombineerd met een werkbezoek aan de Wolters Kluwer Health bedrijven in Philadelphia, waar de CEO van de Health divisie en de CEO's van de Professional & Education en Medical Research bedrijven presentaties gaven samen met leden van hun management teams. In lijn met de Nederlandse Corporate Governance Code, werd in afwezigheid van de Raad van Bestuur het functioneren van de Raad van Commissarissen en van de Raad van Bestuur en het functioneren van de individuele leden van de Raad van Commissarissen en van de Raad van Bestuur besproken. De Raad van Commissarissen sprak eveneens in afwezigheid van de Raad van Bestuur over de samenstelling van de Raad van Commissarissen, de Audit Commissie, de Selectie- en Remuneratiecommissie en de Raad van Bestuur.

Naast de reguliere vergaderingen hebben de voorzitter en andere leden van de Raad van Commissarissen geregeld contact gehad met de voorzitter en andere leden van de Raad van Bestuur.
De Raad van Bestuur houdt de Raad van Commissarissen nauwgezet op de hoogte omtrent de uitvoering van de driejarenstrategie en strategische aangelegenheden in het algemeen. De Raad van Commissarissen heeft in 2005 uitgebreid overleg over deze onderwerpen gevoerd met de Raad van Bestuur. Alle divisie CEO's en een aantal managers van werkmaatschappijen hebben in 2005 één of meerdere presentaties aan de Raad van Commissarissen gegeven, teneinde de Raad van Commissarissen inzicht te geven in de strategische aangelegenheden van de bedrijven. De Raad van Commissarissen en de Audit Commissie zijn ook geïnformeerd omtrent de algemene en financiële risico's van de vennootschap en over de uitkomst van de beoordeling van de interne risicobeheersings- en controle systemen. Voor meer informatie omtrent interne risicobeheersings- en controlesystemen wordt verwezen naar pagina 47 van het jaarverslag. De Raad van Commissarissen is voorts geïnformeerd over alle acquisities en desinvesteringen, en heeft alle acquisities met een koopprijs van meer dan 1% van de omzet van Wolters Kluwer goedgekeurd. Verder is de Raad van Commissarissen geïnformeerd over langlopende contracten met een significante waarde. Andere onderwerpen betroffen het budget van 2005, de jaarcijfers en tussentijdse resultaten en persberichten, het dividendbeleid, de voortgang met betrekking tot het shared services project in de Verenigde Staten, hedging, ontwikkelingen met betrekking tot de concurrentie, human resources en branding. De Raad van Commissarissen heeft de toekomst van de certificering van aandelen besproken, en heeft het besluit goedgekeurd om aan de op 26 april 2006 te houden Algemene Vergadering van Aandeelhouders het voorstel te doen om de statuten aldus aan te passen dat de uitgifte van certificaten van aandelen door het Administratiekantoor zal worden beëindigd. Als dit voorstel wordt aangenomen zal dit leiden tot omwisseling van certificaten in gewone aandelen en vervolgens de afschaffing van het Administratiekantoor. Andere stappen om de corporate governance van Wolters Kluwer verder te verbeteren werden eveneens besproken en gesteund door de Raad van Commissarissen. Voor meer informatie over corporate governance wordt verwezen naar pagina 53 van dit jaarverslag.
Als onderdeel van het introductieprogramma en de permanente training van de Raad van Commissarissen, hebben individuele leden van de Raad van Commissarissen gesprekken gehad met lijn- en stafmanagers. Voorts werd in 2005 een IFRSs training gehouden.

Audit Commissie

De Audit Commissie vergaderde vier maal in 2005, te weten ten tijde van de voorbereiding van de jaarcijfers, de halfjaarcijfers en de kwartaalcijfers. Na het aftreden van de heer Westdijk als lid van de Raad van Commissarissen, is de heer Scheffers als voorzitter van de Audit Commissie benoemd. De andere leden van de Audit Commissie in 2005 waren de heren De Ruiter en Baan. De Raad van Commissarissen heeft de heer Forman benoemd als nieuw lid van de Audit Commissie per 1 januari 2006.

De vergaderingen van de Audit Commissie werden bijgewoond door leden van de Raad van Bestuur, de externe accountant en stafmedewerkers. In lijn met de Nederlandse Corporate Governance Code heeft de Audit Commissie eenmaal gesproken met de externe accountant in afwezigheid van de Raad van Bestuur. Belangrijke onderwerpen die aan de orde kwamen waren onder meer de financiële resultaten van de vennootschap, de IFRSs, pensioenen, hedging, fiscale zaken, de financiering van de vennootschap en interne risicobeheersings- en controlesystemen.

De Audit Commissie heeft gekeken naar de voorgestelde reikwijdte en benadering van de controle door de externe accountant, de beloning van de externe accountant, de onafhankelijkheid van de externe accountant alsmede de niet-controlewerkzaamheden die door de externe accountant zijn verricht.

Selectie- en Remuneratiecommissie

De Selectie- en Remuneratiecommissie kwam in 2005 twee keer bijeen. De commissie bestaat uit de heren Pennings (voorzitter), Baan en De Ruiter. De commissie heeft gesproken over het beloningsbeleid van de Raad van Bestuur, met inbegrip van het basissalaris, de nieuwe voorwaardelijke toekenningen onder het Long-Term Incentive Plan en de targets voor het Short-Term Incentive Plan. De Raad van Commissarissen heeft op voorstel van de Selectie- en Remuneratiecommissie besloten het vaste salaris van de individuele leden van de Raad van Bestuur in 2005 te verhogen. Eveneens op voorstel van de Selectie- en Remuneratiecommissie, heeft de Raad van Commissarissen aan de op 14 april 2005 gehouden Algemene Vergadering van Aandeelhouders voorgesteld om de beloning van de leden van de Raad van Commissarissen in 2005 te verhogen, welk voorstel door de vergadering is aangenomen. Voor meer informatie omtrent beloning wordt verwezen naar pagina 64 en pagina 122 van dit jaarverslag. De Commissie heeft actief gezocht naar kandidaten in verband met het aftreden van de heren Westdijk en Van Miert in 2005. Dit heeft geresulteerd in de benoeming van de heren Wakkie en Forman als nieuwe leden van de Raad van Commissarissen in 2005.

Samenstelling

De heer Westdijk is na de Algemene Vergadering van Aandeelhouders van 2005 afgetreden overeenkomstig het rooster van aftreden, nadat hij drie termijnen van vier jaar lid van de Raad van Commissarissen was geweest. De heer Van Miert trad op diezelfde datum af ten gevolge van de toenemende werkdruk met betrekking tot zijn andere werkzaamheden.

De leden van de Raad van Commissarissen worden benoemd door de Algemene Vergadering van Aandeelhouders. Tijdens de vergadering van 14 april 2005 is mevrouw Frost herbenoemd als lid van de Raad van Commissarissen. In diezelfde vergadering is de heer Wakkie benoemd als nieuw lid van de Raad van Commissarissen.

Op 15 augustus 2005 is de heer Forman benoemd als nieuw lid van de Raad van Commissarissen, tijdens een speciaal daarvoor bijeengeroepen buitengewone Algemene Vergadering van Aandeelhouders.

De heer de Ruiter zal aftreden na de Algemene Vergadering van Aandeelhouders van 26 april 2006, aangezien hij de maximale periode van drie termijnen van vier jaar lid is geweest van de Raad van Commissarissen. In overeenstemming met de statuten, benoemt de Raad van Commissarissen uit zijn midden een voorzitter. De Raad van Commissarissen heeft besloten de heer Baan te benoemen als nieuwe voorzitter van de Raad van Commissarissen. Ingevolge het rooster van aftreden loopt de huidige termijn van de heer Baan af in 2006. Hij is beschikbaar voor herbenoeming. De benoeming van de heer Baan als voorzitter is derhalve afhankelijk van zijn herbenoeming als lid van de Raad van Commissarissen tijdens de op 26 april 2006 te houden Algemene Vergadering van Aandeelhouders. Ter vervulling van de door het aftreden van de heer De Ruiter ontstane vacature, doet de Raad van Commissarissen het voorstel om de heer S.B. James te benoemen als lid van de Raad van Commissarissen tijdens de op 26 april 2006 te houden Algemene Vergadering van Aandeelhouders.

Voor meer informatie over elk lid van de Raad van Commissarissen in overeenstemming met de Nederlandse Corporate Governance Code, wordt verwezen naar pagina 10 van het jaarverslag. Alle leden van de Raad van Commissarissen

zijn onafhankelijk van de vennootschap zoals bedoeld in best practice bepaling III.2.2 van de Nederlandse Corporate Governance Code.

Tenslotte wil de Raad van Commissarissen op deze plaats graag de Raad van Bestuur en alle medewerkers bedanken voor hun inzet en samenwerking in het afgelopen jaar.

Amsterdam, 28 februari 2006

Raad van Commissarissen
H. de Ruiter, *voorzitter*
J.V.H. Pennings, *plaatsvervangend voorzitter*
A. Baan
L.P. Forman
A.J. Frost
H. Scheffers
P.N. Wakkie

Aftreden van de heer De Ruiter

Op grond van het rooster van aftreden en de Nederlandse Corporate Governance Code, zal de heer De Ruiter aftreden als voorzitter en lid van de Raad van Commissarissen na afloop van de Algemene Vergadering van Aandeelhouders van 26 april 2006, na drie termijnen van vier jaar lid te zijn geweest van de Raad van Commissarissen. De heer De Ruiter is benoemd als lid van de Raad van Commissarissen in 1994 en is in 1998 tot voorzitter benoemd. Wij danken de heer De Ruiter voor zijn inzet gedurende deze jaren. De heer De Ruiter heeft een inspirerende rol gespeeld in de Raad van Commissarissen dankzij zijn grote expertise en ervaring, in combinatie met zijn toewijding. Hij heeft een belangrijke bijdrage geleverd aan de ontwikkeling en het succes van Wolters Kluwer.

Amsterdam, 28 februari 2006

Raad van Commissarissen
J.V.H. Pennings,
plaatsvervangend voorzitter
A. Baan
L.P. Forman
A.J. Frost
H. Scheffers
P.N. Wakkie

Raad van Bestuur
N. McKinstry, *voorzitter*
B.L.J.M. Beerkens
J.M. Detailleur

Remuneratie-
rapport

Algemeen

Het bezoldigingsbeleid voor de leden van de Raad van Bestuur over 2004 en volgende jaren en het Long-Term Incentive Plan zijn door de Algemene Vergadering van Aandeelhouders op 21 april 2004 respectievelijk vastgesteld en goedgekeurd. Conform de aanbevelingen van de Nederlandse Corporate Governance Code zullen materiële wijzigingen in het bezoldigingsbeleid voor leden van de Raad van Bestuur van Wolters Kluwer aan de Algemene Vergadering van Aandeelhouders ter vaststelling worden voorgelegd. Aangezien het bezoldigingsbeleid in 2006 geen materiële wijzigingen bevat, zal dit beleid niet worden geagendeerd voor de op 26 april 2006 te houden Algemene Vergadering van Aandeelhouders.

De bezoldiging van de afzonderlijke leden van de Raad van Bestuur wordt door de Raad van Commissarissen vastgesteld op basis van de aanbevelingen van de Selectie- en Remuneratiecommissie.

Bezoldigingsbeleid Raad van Bestuur

Het door de Raad van Commissarissen voorziene bezoldigingsbeleid voor 2006 en volgende jaren is gelijk aan het op 21 april 2004 door de Algemene Vergadering van Aandeelhouders vastgestelde bezoldigingsbeleid. De bezoldiging van de Raad van Bestuur is gericht op koppeling van de prestaties van individuele bestuurders aan de prestaties van de vennootschap, vergroting van de betrokkenheid bij de vennootschap op de lange termijn en werving en behoud van topmanagers. De bezoldiging van de leden van de Raad van Bestuur is gebaseerd op onderzoek en analyses van internationaal erkende kantoren die gespecialiseerd zijn in bestuurdersbeloningen. Aangezien Wolters Kluwer een internationale organisatie is met een Raad van Bestuur waarin verschillende nationaliteiten zijn vertegenwoordigd, wordt de beloning van de bestuurders vastgesteld conform het beloningsniveau bij vergelijkbare Nederlandse, Europese en Amerikaanse ondernemingen.

De beloning van de Raad van Bestuur bestaat uit drie componenten: een basissalaris, een Short-Term Incentive Plan ("STIP") op basis waarvan een cash bonus verdiend kan worden en een Long-Term Incentive Plan ("LTIP") op basis waarvan prestatieaandelen verdiend kunnen worden. Het basissalaris wordt jaarlijks vastgesteld. De kortetermijn- en de langetermijncomponenten zijn prestatiegebonden. Het variabele deel van het beloningspakket beslaat het merendeel van de totale beloning van de Raad van Bestuur. Hiermee komt tot uitdrukking dat de beloning van het topmanagement rechtstreeks verband dient te houden met de prestaties waarmee waarde voor de aandeelhouder wordt gecreëerd.

Ingevolge STIP ontvangen de leden van de Raad van Bestuur een cash bonus indien specifieke doelstellingen worden bereikt. De STIP-doelstellingen bestaan uit financiële criteria die gericht zijn op waardecreatie, zoals omzetgroei en vrij besteedbare kasstroom. De uitbetaling bij prestaties conform doelstellingen is 70% van het basissalaris. Maximale uitbetaling is 90%, indien beter gepresteerd wordt met een vooraf vastgesteld percentage. Voor 2006 (uitbetaling in 2007) heeft de Raad van Commissarissen besloten de STIP doelstellingen te baseren op vrij besteedbare kasstroom (50%), omzetgroei (25%) en gewoon nettoresultaat (25%). De gehele korte termijn bonus wordt bepaald op basis van deze kwantitatieve, meetbare doelstellingen.

De leden van de Raad van Bestuur nemen deel aan de pensioenregelingen in hun land van herkomst, behalve in Nederland, waar gebruik wordt gemaakt van een afzonderlijke toegezegde-bijdragenregeling. In Frankrijk is naast de aldaar geldende pensioenregeling een aanvullende pensioenverzekering afgesloten. Alle huidige leden van de Raad van Bestuur hebben een arbeidsovereenkomst voor onbepaalde tijd (pensionering daargelaten). De opzegtermijn ligt tussen 30 en 90 dagen. De vennootschap voldoet niet aan de best-practice bepalingen uit de Corporate Governance Code met betrekking tot benoeming van bestuursleden voor een termijn van vier jaar en een maximum uitkering bij onvrijwillig ontslag (zie de toelichting in het hoofdstuk over corporate governance op pagina 53 van dit jaarverslag). De bestaande arbeidsovereenkomsten met de leden van de Raad van Bestuur zullen worden nagekomen.

Bezoldiging Raad van Bestuur in 2005

Op pagina 122 van dit jaarverslag is gedetailleerde informatie opgenomen omtrent de vaste en variabele beloningen en overige vergoedingen van de leden van de Raad van Bestuur. Het basissalaris van de leden van de Raad van Bestuur is in 2005 verhoogd met 4%.

De in 2005 toegekende jaarlijkse bonussen op grond van de in 2004 geleverde prestaties waren gebaseerd op realisatie van de vrij besteedbare kasstroom. Bij volledig behalen van de doelstellingen zou de uitkering 70% van het basissalaris zijn geweest; de werkelijke uitkering bedroeg 90% van het basissalaris, met uitbetaling in maart 2005. De bonus doelstelling van het STIP voor prestaties in 2005 (met uitbetaling in 2006) voor de leden van de Raad van Bestuur was gebaseerd op het behalen van doelstellingen met betrekking tot vrij besteedbare kasstroom (50%), autonome omzetgroei (25%) en personeelskosten als percentage van de omzet (25%), met een uitbetaling van 70% van het basissalaris voor prestaties conform doelstellingen en met een maximum uitbetaling van 90%. Het in maart 2006 uit te betalen bedrag zal 62,5% van het basissalaris zijn. Aangezien deze bonus betrekking heeft op de prestaties in 2005, is dit bedrag opgenomen in het totale beloningsbedrag voor 2005 zoals vermeld op pagina 122 van dit jaarverslag.

Long-Term Incentive Plan voor de Raad van Bestuur

Het nieuwe LTIP voor de leden van de Raad van Bestuur is op 21 april 2004 door de Algemene Vergadering van Aandeelhouders goedgekeurd. Door het LTIP worden organisatie en management afgestemd op strategische doelstellingen en wordt het creëren van aandeelhouderswaarde beloond. Het plan kent prestatieaandelen. Aan het begin van iedere periode van drie jaar vindt een voorwaardelijke toekenning van aandelen plaats. Het aantal aandelen dat na afloop van deze periode daadwerkelijk aan de leden van de Raad van Bestuur wordt toegekend, hangt volledig af van het behalen van vooraf vastgestelde prestatiecriteria.

Prestatiecriteria Long-Term Incentive Plan

De toekenning van aandelen geschiedt op basis van de ontwikkeling van het totaal rendement voor aandeelhouders (*Total Shareholder Return*, hierna: "TSR") van Wolters Kluwer ten opzichte van een groep van ondernemingen in de sector. Onder TSR wordt verstaan de stijging van de aandelenkoers over een periode van drie jaar, inclusief herbelegd dividend. Er is een duidelijke relatie tussen bezoldiging en lange termijn waardecreatie omdat de voorwaardelijke toekenning van aandelen voor een periode van drie jaar gebaseerd wordt op TSR. De groep van ondernemingen in de sector is als volgt samengesteld: Arnoldo Mondadori, Dow Jones & Company, Emap, Grupo PRISA, John Wiley & Sons, Knight Ridder, Lagardère, McGraw-Hill, Pearson, Reed Elsevier, Reuters, T&F Informa, Thomson, United Business Media en VNU. In deze groep zijn de mediabedrijven vertegenwoordigd die zijn opgenomen in de Morgan Stanley Capital Index (MSCI), de door media-analisten meest gebruikte index. Deze groep is niet gewijzigd vanaf het moment dat LTIP in 2004 werd geïntroduceerd, anders dan wijzigingen als gevolg van fusies of acquisities die betrekking hadden op bedrijven uit die groep.
De Raad van Bestuur kan aan het einde van de termijn van drie jaar 0-150% van het aantal voorwaardelijk toegekende aandelen verdienen, afhankelijk van de gerealiseerde verbetering van het TSR ten opzichte van de groep van ondernemingen in de sector. Ingevolge het plan voor de eerste en tweede periode van drie jaar ontvangt de Raad van Bestuur 100% van de voorwaardelijk toegekende aandelen indien de TSR na deze periode dusdanig verbeterd is dat Wolters Kluwer naar het tweede kwartiel is opgeklommen (vijfde t/m achtste plaats). Het aantal voorwaardelijk aan de Raad van Bestuur toe te kennen aandelen wordt vastgesteld aan de hand van vergelijkbare marktinformatie van Nederlandse, Europese en Amerikaanse ondernemingen. Het exacte aantal voorwaardelijk toegekende aandelen voor de periode 2005 – 2007 staat vermeld op pagina 123 van dit jaarverslag. Of al dan niet aan de prestatiecriteria is voldaan, wordt aan het einde van de termijn objectief vastgesteld door de accountant van de vennootschap of door een onafhankelijke, door de Raad van Commissarissen aan te wijzen deskundige.

Bezoldiging Senior Management

De beloning voor senior managers bestaat uit een basissalaris, een STIP en een LTIP. Het STIP voor het senior management is gebaseerd op het behalen van specifieke, objectieve doelstellingen die gerelateerd zijn aan waardecreatie voor de aandeelhouder, zoals omzetgroei en kasstroom. De doelstellingen voor het LTIP van het senior management zijn dezelfde als die voor de leden van de Raad van Bestuur.

Amsterdam, 28 februari 2006
Selectie- en Remuneratiecommissie



Geconsolideerde winst- en verliesrekening

in miljoenen euro's

		2005		2004
Netto-omzet noot 2		**3.374**		**3.261**
Kostprijs van de omzet		1.234		1.243
▪ **Bruto-omzetresultaat**		**2.140**		**2.018**
Verkoopkosten	611		532	
Algemene beheerskosten				
▪ Algemene operationele kosten	996		970	
▪ Amortisatie uitgaverechten en bijzondere waardevermindering noot 5	81		65	
▪ Bijzondere herstructureringslast noot 6	20		44	
▪ Som der bedrijfslasten		1.708		1.611
▪ **Bedrijfsresultaat**		**432**		**407**
Resultaat van investeringen noot 13		5		6
Financiële baten en lasten noot 7		(103)		(97)
Resultaat van desinvesteringen noot 3		4		74
Aandeel in resultaat van geassocieerde deelnemingen noot 12		3		1
▪ **Resultaat voor belastingen**		**341**		**391**
Belastingen noot 8		(80)		(80)
▪ **Nettowinst**		**261**		**311**
Toe te rekenen aan:				
▪ Aandeelhouders van de moedermaatschappij		260		311
▪ Minderheidsbelangen noot 9		1		0
▪ Nettowinst		261		311
Winst per aandeel (€) noot 1		0,86		1,05
Verwaterde winst per aandeel (€)		0,85		1,04

Geconsolideerde balans

in miljoenen euro's

per 31 december

	2005		2004	
Vaste activa				
Immateriële activa noot 10	3.450		2.812	
Materiële vaste activa noot 11	205		208	
Investeringen in geassocieerde deelnemingen noot 12	10		13	
Financiële activa noot 13	117		220	
Uitgestelde belastingvorderingen noot 14	23		40	
▫ Totaal vaste activa		3.805		3.293
Vlottende activa				
Voorraden noot 15	130		134	
Handels- en overige vorderingen noot 16	1.029		894	
Belastingvorderingen	48		14	
Geldmiddelen en kasequivalenten noot 17	428		687	
▫ Totaal vlottende activa	1.635		1.729	
Kortlopende schulden				
Leveringsverplichtingen	957		805	
Handelsschulden en overige te betalen posten	411		318	
Belastingverplichtingen	21		12	
Kortlopende voorzieningen	44		51	
Leningen en bankschulden noot 19	719		353	
Overige kortlopende schulden noot 18	410		395	
▫ Totaal kortlopende schulden	2.562		1.934	
▫ Werkkapitaal		(927)		(205)
▫ **Werkzaam vermogen**		**2.878**		**3.088**

		2005		2004
Langlopende schulden				
Achtergestelde obligaties	227		227	
Obligaties	927		1.142	
Niet-achtergestelde converteerbare obligaties	–		422	
Perpetuele cumulatieve achtergestelde obligaties	225		225	
Overig	57		77	
▪ Totaal langlopende schulden noot 19		1.436		2.093
Uitgestelde belastingverplichtingen noot 14		80		35
Personeelsbeloningen noot 20		250		217
Voorzieningen noot 21		13		33
Groepsvermogen				
Geplaatst aandelenkapitaal	37		36	
Agioreserve	90		91	
Overige reserves	971		577	
▪ Eigen vermogen toe te rekenen aan aandeelhouders van de moedermaatschappij		1.098		704
Minderheidsbelangen noot 9		1		6
▪ Totaal groepsvermogen noot 22		1.099		710
▪ **Totaal financiering**		**2.878**		**3.088**

Geconsolideerd kasstroomoverzicht

in miljoenen euro's

	2005		2004	
Bedrijfsresultaat	432		407	
Amortisatie en afschrijvingen	172		168	
Bijzondere herstructureringslast	20		44	
Autonome mutaties in werkkapitaal	30		107	
▫ **Kasstroom uit bedrijfsoperaties**		**654**		**726**
Betaalde financieringskosten	(99)		(62)	
Betaalde vennootschapsbelasting	(83)		(83)	
Aanwending van reorganisatievoorzieningen	(51)		(60)	
Op aandelen gebaseerde beloningen	12		11	
Overige	(4)		(3)	
		(225)		(197)
▫ **Kasstroom uit operationele activiteiten**		**429**		**529**
Netto-investeringen in vaste activa	(86)		(73)	
Netto-acquisitiebestedingen noot 3	(357)		(56)	
Ontvangsten uit desinvesteringen noot 3	13		(5)	
Ontvangen dividend	8		0	
Kasstroom uit derivaten	83		35	
▫ Kasstroom uit investeringsactiviteiten		(339)		(99)
▫ **Kasstroomoverschot**		**90**		**430**
Uitoefening aandelenopties	11		–	
Aflossing leningen	(356)		(65)	
Nieuwe leningen	9		–	
Mutaties in bankschulden in rekening courant	46		–	
Dividend betalingen	(69)		(81)	
▫ Kasstroom uit financieringsactiviteiten		(359)		(146)
▫ **Nettokasstroom**		**(269)**		**284**
Geldmiddelen en kasequivalenten per 1 januari	687		404	
Koersverschillen op geldmiddelen en kasequivalenten	10		(1)	
		697		403
▫ **Geldmiddelen en kasequivalenten per 31 december**		**428**		**687**

Geconsolideerd overzicht van het totaalresultaat

in miljoenen euro's

	2005		2004	
Nettowinst		**261**		**311**
Koersomrekeningsverschillen	252		(187)	
Nettowinst/(-verlies) op afdekking netto-investeringen in buitenlandse dochterondernemingen	(78)		40	
Actuariële winst/(verlies) op personeelsbeloningen	3		(59)	
Belastingen	(1)		17	
Nettowinst/(-verlies) rechtstreeks verwerkt in het eigen vermogen		176		(189)
Totaalresultaat over het boekjaar		**437**		**122**
Toe te rekenen aan:				
Aandeelhouders van de moedermaatschappij	436		122	
Minderheidsbelangen	1		0	
		437		**122**
Effect van veranderingen in waarderingsgrondslagen:				
Aandeelhouders van de moedermaatschappij	4		-	
Minderheidsbelangen	0		-	
		4		**-**

Toelichting op de geconsolideerde jaarrekening



Toelichting op de geconsolideerde jaarrekening

Wolters Kluwer nv ("de vennootschap") is, met haar dochterondernemingen ("de groep"), een toonaangevende speler op de markt voor uitgeverij- en informatiediensten. De kernmarkten waarop de groep zich richt zijn verspreid over de volgende sectoren: gezondheidszorg, zakelijke dienstverlening, administratie, financiën, belastingen, recht, wet- en regelgeving en onderwijs. De groep ontplooit activiteiten in Europa, Noord-Amerika en Azië Pacific. De vennootschap is gevestigd in Amsterdam. De (certificaten van) aandelen van de vennootschap zijn genoteerd aan Euronext Amsterdam (WKL) en opgenomen in de AEX en Euronext 100 indices. De jaarrekening is door de Raad van Bestuur en Raad van Commissarissen op 28 februari 2006 voor publicatie goedgekeurd.

BELANGRIJKE GRONDSLAGEN VOOR FINANCIËLE VERSLAGGEVING

De belangrijke waarderingsgrondslagen die zijn toegepast bij de opstelling van deze geconsolideerde jaarrekening worden hieronder uiteengezet. Deze grondslagen zijn door de vennootschap en haar dochterondernemingen in deze geconsolideerde jaarrekening van de jaren 2005 en 2004 op consistente wijze toegepast. Dit geldt tevens voor de opstelling van de IFRSs-openingsbalans per 1 januari 2004 in het kader van de overgang naar International Financial Reporting Standards (IFRSs).

OVEREENSTEMMINGSVERKLARING

De geconsolideerde jaarrekening is opgesteld in overeenstemming met IFRSs en de interpretaties daarvan, inclusief de International Accounting Standards (IASs) die per 31 december 2005 van kracht waren ingevolge hun vaststelling door de International Accounting Standards Board (IASB) en ingevolge hun aanvaarding voor toepassing in de Europese Unie door de Europese Commissie. Dit is de eerste geconsolideerde jaarrekening van de groep volgens IFRSs en bij de opstelling hiervan is IFRS 1 toegepast.

Een verklaring van de invloed van de overgang naar IFRSs op de gerapporteerde financiële positie, financiële resultaten en kasstromen van de groep is onder noot 29 opgenomen.

STELSELWIJZIGING IN 2005

De geconsolideerde jaarrekening van Wolters Kluwer nv werd tot en met 2004 opgesteld in overeenstemming met Boek 2, Titel 9 BW en in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving (NL GAAP). Met de uitvaardiging van Verordening 1606/2000 heeft de Europese Commissie bepaald dat alle beursgenoteerde ondernemingen in de Europese Unie vanaf 1 januari 2005 verplicht zijn de geconsolideerde jaarrekening op te stellen volgens de International Accounting Standards (IASs) en International Financial Reporting Standards (IFRSs).

Aangezien de groep in het jaarverslag vergelijkende cijfers over een jaar opneemt, is de datum van overgang naar IFRSs 1 januari 2004. Dientengevolge heeft de groep de cijfers over 2004 voor vergelijkingsdoeleinden herzien.
IFRS 1 voorziet in een vrijstelling van de verplichting om de financiële gegevens over 2004 aan te passen aan IAS 32 en IAS 39, waarin specifieke aanwijzingen worden gegeven voor de verwerking van financiële instrumenten. De groep heeft ervoor gekozen om deze vrijstelling toe te passen en heeft derhalve deze richtlijnen per 1 januari 2005 toegepast.

Belangrijkste wijzigingen

De voor de groep belangrijkste stelselwijzigingen vanwege de overgang van NL GAAP naar IFRSs die een materieel effect hebben op de financiële positie of de financiële resultaten, zijn als volgt:

- Ingevolge IFRS 3 dient goodwill gewaardeerd te worden tegen kostprijs; de goodwill dient jaarlijks getoetst te worden op bijzondere waardeverminderingen en indien er aanwijzingen zijn dat de boekwaarde van de goodwill mogelijk niet realiseerbaar is;
- Ingevolge IAS 12 dient een uitgestelde belastingverplichting in de balans te worden opgenomen voor bijna alle verschillen tussen de fiscale boekwaarde van een actief of verplichting en zijn boekwaarde in de balans. Dientengevolge is een uitgestelde belastingverplichting opgenomen voor de uitgaverechten die zijn verkregen als gevolg van bedrijfscombinaties, voor zover de fiscale boekwaarde niet overeenstemt;
- Ingevolge IAS 39 dienen alle derivaten tegen reële waarde te worden opgenomen. Alle wijzigingen in deze reële waarde dienen in de winst- en verliesrekening te worden opgenomen tenzij hedge accounting wordt toegepast;
- De mogelijkheid tot waardering tegen reële waarde ingevolge IAS 39. De groep heeft ervoor gekozen om de niet-achtergestelde converteerbare obligatielening tegen reële waarde met verwerking van waardeveranderingen in de winst- en verliesrekening op te nemen in plaats van deze converteerbare obligatie als een samengesteld financieel instrument te behandelen en de schuldcomponent tegen geamortiseerde kostprijs op te nemen;
- Conform IAS 19.93A heeft de groep ervoor gekozen om alle actuariële winsten en verliezen onmiddellijk in de periode waarin ze plaatsvinden te verwerken buiten de winst- en verliesrekening.

De laatste twee wijzigingen betreffende de mogelijkheid om de converteerbare obligatielening tegen de reële waarde te verantwoorden en de onmiddellijke verantwoording van de actuariële winsten en verliezen buiten de winst- en verliesrekening zijn bekrachtigd in het laatste kwartaal van 2005. Om deze reden waren zij niet opgenomen in de bijlage bij de jaarrekening over 2004.

Voor nadere informatie over deze stelselwijzigingen wordt verwezen naar noot 29 van dit jaarverslag.

GEHANTEERDE GRONDSLAGEN

De geconsolideerde jaarrekening wordt gepresenteerd in miljoenen euro's. De jaarrekening is opgesteld op basis van historische kosten, behalve de financiële activa en passiva (inclusief derivaten) die tegen reële waarde zijn opgenomen.

Bij het opmaken van de jaarrekening conform IFRSs is het management genoodzaakt schattingen te maken en aannames en veronderstellingen te doen die van invloed kunnen zijn op de toepassing van grondslagen en de waardering

van (voorwaardelijke) activa en passiva per balansdatum en op de verantwoorde baten en lasten gedurende het verslagjaar.
De schattingen en hiermee verbonden veronderstellingen zijn gebaseerd op ervaringen uit het verleden en verschillende andere factoren die gegeven de omstandigheden als redelijk worden beschouwd. De uitkomsten hiervan vormen de basis voor het oordeel over de boekwaarde van activa en verplichtingen die niet op eenvoudige wijze uit andere bronnen blijkt. De werkelijke resultaten kunnen afwijken van de schattingen.

De schattingen en aannames en veronderstellingen worden voortdurend beoordeeld. Herzieningen van schattingen worden opgenomen in de periode waarin de wijziging plaatsvindt, indien de wijziging slechts van invloed is op de betreffende periode, of in de periode van de wijziging en toekomstige periodes, indien de wijziging gevolgen heeft voor zowel de lopende als toekomstige perioden.

Aannames van het management bij de toepassing van IFRSs die een belangrijk effect op de jaarrekening hebben en schattingen met een belangrijk risico van materiële aanpassing in het volgend jaar zijn uiteengezet in noot 28.

GRONDSLAGEN VOOR DE CONSOLIDATIE

Dochterondernemingen

Dochterondernemingen zijn die entiteiten waarover de vennootschap zeggenschap heeft. Er is sprake van zeggenschap indien de vennootschap de mogelijkheid heeft om het financiële en operationele beleid van een entiteit te bepalen. Zeggenschap wordt verondersteld te bestaan bij een aandelenbezit van meer dan de helft van de stemrechten. Bij de beoordeling of er sprake is van zeggenschap wordt rekening gehouden met potentiële stemrechten die op dat moment uitoefenbaar of converteerbaar zijn.
De jaarrekeningen van dochterondernemingen zijn in de geconsolideerde jaarrekening opgenomen vanaf de datum waarop voor het eerst sprake is van zeggenschap, tot aan het moment waarop deze eindigt.
De verwerving van dochterondernemingen door de groep wordt verantwoord op basis van de overnamemethode. De kosten van de overname worden gewaardeerd tegen de reële waarde van de overgedragen activa, de uitgegeven vermogensinstrumenten en de aangegane verplichtingen per de overnamedatum, plus de kosten die direct zijn toe te rekenen aan de overname. Identificeerbare activa of passiva en voorwaardelijke verplichtingen voorvloeiend uit een bedrijfscombinatie worden bij de eerste opname gewaardeerd tegen de reële waarde per de overnamedatum, ongeacht de omvang van een eventueel minderheidsbelang. Het verschil tussen de kostprijs en de reële waarde van het aandeel van de groep in de identificeerbare netto-activa wordt opgenomen als goodwill.

Geassocieerde deelnemingen

Geassocieerde deelnemingen zijn die entiteiten waarin de groep invloed van betekenis heeft op het financiële en operationele beleid, maar waarover zij geen zeggenschap heeft. Over het algemeen gaat het hierbij om een aandelenbelang van tussen de 20% en 50% van de stemrechten. Geassocieerde deelnemingen worden opgenomen volgens de vermogensmutatiemethode en worden bij de eerste opname tegen kostprijs gewaardeerd. De investeringen van de groep in geassocieerde deelnemingen zijn inclusief de bij de verwerving bepaalde goodwill (na aftrek van eventuele cumulatieve verliezen vanwege bijzondere waardevermindering).

Het aandeel van de groep in de winsten of verliezen van de geassocieerde deelnemingen na de overname wordt opgenomen in de winst- en verliesrekening en het aandeel van de groep in mutaties in de reserves na de overname wordt verantwoord in de reserves. De cumulatieve mutaties die zich na de overname hebben voorgedaan, worden in de boekwaarde van de investering verwerkt. Zodra het aandeel van de groep in de verliezen van een geassocieerde deelneming gelijk is aan het belang in deze deelneming of deze overtreft, inclusief eventuele overige vorderingen waarvoor onvoldoende zekerheden bestaan, neemt de groep geen verdere verliezen op, tenzij ze verplichtingen is aangegaan of betalingen heeft gedaan namens de geassocieerde deelneming.

Ongerealiseerde winsten op transacties tussen de groep en haar geassocieerde deelnemingen worden geëlimineerd ten bedrage van het belang van de groep in de geassocieerde deelneming. Ongerealiseerde verliezen worden tevens geëlimineerd, tenzij de transactie aantoont dat het overgedragen actief een bijzondere waardevermindering heeft ondergaan.

Joint ventures

Joint ventures zijn die entiteiten waarover de groep gezamenlijke zeggenschap uitoefent ingevolge contractuele afspraken. Joint ventures worden proportioneel geconsolideerd vanaf de datum waarop de gezamenlijke zeggenschap aanvangt tot aan de datum waarop deze eindigt.

Eliminatie van transacties bij consolidatie

Onderlinge transacties, saldi en ongerealiseerde winsten op transacties tussen entiteiten van de groep worden geëlimineerd. Bij de opstelling van de geconsolideerde jaarrekening worden ongerealiseerde verliezen op dezelfde wijze geëlimineerd, maar slechts voorzover er geen aanwijzing is voor een bijzondere waardevermindering van het overgedragen actief.

Vreemde valuta

Functionele en presentatievaluta
Posten opgenomen in de jaarrekening van de entiteiten van de groep worden gewaardeerd tegen de valuta van de primaire economische omgeving waarin de entiteit haar activiteiten ontplooit (de functionele valuta). De geconsolideerde jaarrekening luidt in euro's, de functionele en presentatievaluta van de groep.

Transacties en saldi in vreemde valuta
Transacties in vreemde valuta worden omgerekend tegen de functionele valuta op basis van de geldende wisselkoersen per transactiedatum. De uit de omrekening van dergelijke transacties voortvloeiende koersresultaten en uit de omrekening van monetaire activa en verplichtingen tegen de eindejaarskoersen, worden in de winst- en verliesrekening verantwoord, behalve indien deze in het eigen vermogen zijn opgenomen als in aanmerking komende kasstroomafdekkingen en netto-investeringsafdekkingen.

Niet-monetaire activa en verplichtingen die zijn gewaardeerd op basis van historische kostprijs in een bepaalde valuta worden omgerekend tegen de koers per transactiedatum. Niet-monetaire activa en verplichtingen die luiden in vreemde valuta en zijn opgenomen tegen de reële waarde worden omgerekend in euro's tegen de op de datum van bepaling van de reële waarde geldende wisselkoersen.

Omrekening van buitenlandse activiteiten
De activa en passiva van buitenlandse activiteiten, inclusief goodwill en bij consolidatie ontstane reële waardecorrecties worden omgerekend in euro's tegen de koers per balansdatum. De opbrengsten en lasten van buitenlandse activiteiten worden omgerekend in euro's tegen gemiddelde koersen over het boekjaar. Alle hieruit voortvloeiende valuta-omrekeningsverschillen worden direct opgenomen als een apart onderdeel van het eigen vermogen.

Netto-investeringen in buitenlandse activiteiten omvatten zowel het aandeel in het vermogen als vorderingen op of schulden aan buitenlandse activiteiten waarvan de afwikkeling niet in de nabije toekomst is gepland en die in de nabije toekomst waarschijnlijk niet zal worden afgewikkeld.
Koersverschillen die voortvloeien uit de omrekening van de netto-investering in buitenlandse activiteiten en van daarmee samenhangende afdekkingen worden ten laste van de koersverschillenreserve in het eigen vermogen gebracht.
Bij de verkoop van een buitenlandse activiteit worden de in het eigen vermogen opgenomen koersverschillen verantwoord in de winst- en verliesrekening als onderdeel van het resultaat op desinvesteringen.
Wolters Kluwer heeft ervoor gekozen om de vrijstelling van IFRS 1 toe te passen voor de cumulatieve omrekeningsverschillen; de cumulatieve omrekeningsverschillen van alle buitenlandse activiteiten worden geacht nihil te zijn per de datum van de overgang naar IFRSs (1 januari 2004).

De belangrijkste wisselkoersen ten opzichte van de euro waren als volgt:

Wisselkoersen

ten opzichte van de euro	**2005**	2004
U.S. dollar (per 31 december)	1,18	1,36
U.S. dollar (gemiddelde koers)	1,25	1,24
G.B. pond (per 31 december)	0,69	0,71
G.B. pond (gemiddelde koers)	0,68	0,68

Afgeleide financiële instrumenten en afdekkingsactiviteiten

Afgeleide financiële instrumenten worden bij eerste opname gewaardeerd tegen reële waarde op de datum waarop het derivatencontract wordt afgesloten en worden ook nadien gewaardeerd tegen reële waarde. De manier waarop de daaruit voortvloeiende resultaten worden verantwoord, is afhankelijk van het feit of het derivaat wordt bestempeld als een afdekkingsinstrument en, indien dit het geval is, de aard van de post die wordt afgedekt. De groep merkt bepaalde derivaten aan als: (1) afdekkingen van de reële waarde van de opgenomen activa of verplichtingen of een vaste toezegging (reële-waardeafdekking); (2) afdekkingen van een bepaald risico dat samenhangt met een opgenomen actief of verplichting of een zeer waarschijnlijke verwachte toekomstige transactie (kasstroomafdekking); of (3) afdekkingen van een netto-investering in een buitenlandse activiteit (netto-investeringsafdekking).

Bij de totstandkoming van de afdekkingstransactie legt de groep de relatie vast tussen de afdekkingsinstrumenten en de afgedekte posten. Dit geldt tevens voor het risicobeheersings- en afdekkingstransactiebeleid. De groep beoordeelt tevens, zowel bij het aangaan van een afdekkingstransactie als tijdens de looptijd daarvan, of de derivaten die worden aangewend voor de afdekking zeer effectief zijn bij de verrekening van wijzigingen in de reële waarde of kasstromen van afgedekte posities en legt haar beoordeling vast.

Winst of verlies met betrekking tot het niet-effectieve deel wordt direct opgenomen in de winst- en verliesrekening in de post financiële lasten.
Indien een afdekkingsinstrument afloopt en niet wordt verkocht, worden toekomstige veranderingen in de reële waarde opgenomen in de winst- en verliesrekening.
De reële waarde van de afdekkingsderivaten wordt aangemerkt als een vast actief of langlopende verplichting indien de resterende looptijd van het afgeleide financiële instrument meer dan 12 maanden is, en als een vlottend actief of kortlopende verplichting indien de resterende looptijd van het afgeleide financiële instrument minder is dan 12 maanden na balansdatum.

Reële-waardeafdekking
Mutaties in de reële waarde van derivaten die worden aangeduid als reële waardeafdekking, worden opgenomen in de winst- en verliesrekening, samen met eventuele mutaties in de reële waarde van het afgedekte actief of de afgedekte verplichting die aan het afgedekte risico kan worden toegewezen. De winst of het verlies met betrekking tot het effectieve deel van het afdekkingsinstrument wordt opgenomen in de winst- en verliesrekening in de post financiële lasten. Mutaties in de reële waarde van afgedekte posten worden eveneens opgenomen in de winst- en verliesrekening in de post financiële lasten. Indien de afdekking niet langer voldoet aan de voorwaarden voor de administratieve verwerking van afdekkingstransacties, wordt de aanpassing van de boekwaarde van een afgedekte post waarvoor de effectieve-rentemethode is gebruikt, ten laste van de winst- en verliesrekening afgeschreven over de periode tot het einde van de looptijd.

Kasstroomafdekking

Het effectieve deel van de wijzigingen in de reële waarde van derivaten, die zijn bestempeld en als zodanig in aanmerking komen als kasstroomafdekking, wordt afzonderlijk opgenomen in het eigen vermogen. Winst of verlies met betrekking tot het niet-effectieve deel wordt direct opgenomen in de winst- en verliesrekening in de post financiële lasten.

In het eigen vermogen opgebouwde bedragen worden overgeboekt naar de winst- en verliesrekening in de perioden waarin de afgedekte positie van invloed is op het resultaat. De winst of het verlies met betrekking tot het effectieve deel van de afgeleide financiële instrumenten wordt opgenomen in de winst- en verliesrekening in de post waarin het resultaat van de afgedekte transactie wordt verantwoord. Indien een afdekkingsinstrument afloopt of verkocht wordt of als een afdekkingsinstrument niet meer in aanmerking komt voor de administratieve verwerking van afdekkingstransacties, blijft de in het eigen vermogen verantwoorde cumulatieve winst of verlies opgenomen in het eigen vermogen en wordt deze verantwoord als de verwachte transactie uiteindelijk wordt verwerkt in de winst- en verliesrekening. Indien een afgedekte transactie naar verwachting niet meer plaats zal vinden, wordt de in het eigen vermogen verwerkte cumulatieve winst of verlies direct overgeboekt naar de winst- en verliesrekening.

Afdekking van een netto-investering in een buitenlandse entiteit

Wijzigingen in de reële waarde van afdekkingsinstrumenten die worden gebruikt ter afdekking van de netto-investering in buitenlandse entiteiten, waarvan is vastgesteld dat het een effectieve afdekking betreft, worden direct opgenomen in het eigen vermogen in de omrekeningsreserve. Het niet-effectieve deel wordt direct opgenomen in de winst- en verliesrekening in de post financiële lasten. In het eigen vermogen opgebouwde winsten of verliezen worden verantwoord in de winst- en verliesrekening zodra de buitenlandse activiteit wordt afgestoten.

Derivaten die niet in aanmerking komen voor de administratieve verwerking van afdekkingstransacties

Bepaalde derivaten komen niet in aanmerking voor de administratieve verwerking van afdekkingstransacties. Wijzigingen in de reële waarde van derivaten die niet in aanmerking komen voor genoemde administratieve verwerking worden direct opgenomen in de winst- en verliesrekening in de post financiële lasten.

Bedrijfscombinaties

Indien in het overnamecontract is bepaald dat de koopprijs afhankelijk van eventuele toekomstige gebeurtenissen (earn-outs) kan worden gecorrigeerd, wordt door de groep een schatting van een dergelijke correctie opgenomen

in de overnamekosten per de overnamedatum, indien de correctie waarschijnlijk is en betrouwbaar kan worden vastgesteld.
Identificeerbare activa of passiva en voorwaardelijke verplichtingen voorvloeiend uit een bedrijfscombinatie worden bij de eerste opname gewaardeerd tegen de reële waarde per de overnamedatum. Bij de eerste opname wordt een voorlopige reële waarde bepaald, die eventueel zal worden gewijzigd op basis van de uitkomst van de toerekening van de koopprijs die binnen 12 maanden na de overname dient plaats te vinden.

Immateriële activa

Goodwill
Onder goodwill wordt verstaan het verschil tussen de kostprijs van de overname van dochterondernemingen, geassocieerde deelnemingen en joint ventures en de netto reële waarde van de overgenomen identificeerbare activa, verplichtingen en voorwaardelijke verplichtingen per de overnamedatum. Goodwill die voortvloeit uit de overname vertegenwoordigt een betaling door de groep in verwachting van toekomstige economische voordelen die voortvloeien uit activa die niet afzonderlijk kunnen worden geïdentificeerd en opgenomen.
Deze toekomstige economische voordelen betreffen bijvoorbeeld onderlinge afzetmogelijkheden of kostenbesparingen door het delen van de infrastructuur.

De goodwill op overnames van dochterondernemingen wordt verantwoord onder immateriële activa. De goodwill op overnames van geassocieerde deelnemingen wordt verantwoord in de boekwaarde van de investeringen in geassocieerde deelnemingen. Goodwill wordt gewaardeerd tegen kostprijs, verminderd met eventuele cumulatieve bijzondere waardeverminderingsverliezen. Winsten en verliezen op de vervreemding van een entiteit bevat de boekwaarde van de goodwill die betrekking heeft op de vervreemde entiteit.

De bij een bedrijfscombinatie verworven goodwill wordt niet geamortiseerd. In plaats daarvan wordt jaarlijks getoetst of er sprake is van een bijzondere waardevermindering en indien gebeurtenissen of wijzigingen in omstandigheden erop wijzen dat de goodwill mogelijk een bijzondere waardevermindering heeft ondergaan.

Voor deze toetsing op bijzondere waardevermindering wordt de goodwill toegerekend aan de kasstroomgenererende eenheden, die naar verwachting zullen profiteren van de bedrijfscombinatie waarin de goodwill ontstond.

Bij overnames voor 1 januari 2004 is goodwill gebaseerd op de veronderstelde kostprijs, die gelijk is aan de waarde die hieraan op grond van de voorheen toegepaste NL GAAP werd toegekend. De classificatie en de verwerking van bedrijfscombinaties die vóór 1 januari 2004 hebben plaatsgevonden, is niet aangepast voor de opstelling van de IFRSs-openingsbalans per 1 januari 2004 van de groep.

Uitgaverechten en overige immateriële activa
De groep verantwoordt immateriële activa die zijn verkregen door middel van bedrijfscombinaties (uitgaverechten) en overige immateriële activa.
Door middel van bedrijfscombinaties verworven uitgaverechten bestaan uit:

- Klantenportefeuilles: abonnementenbestanden, overige klantenportefeuilles;
- Technologie: databases, software en producttechnologie;
- Handelsmerken en titels: handelsmerken, imprints, producttitels, auteursrechten;
- Overig: licentieovereenkomsten, anti-concurrentiebedingen.

Deze immateriële activa worden gewaardeerd tegen reële waarde volgens een van onderstaande methodes:

- *"Relief from royalty"-methode*
  Bij deze methode wordt ervan uitgegaan dat indien het uitgaverecht niet in eigendom was geweest, deze zou zijn verworven via een royalty-overeenkomst. De waarde van het daadwerkelijk in eigendom hebben van het uitgaverecht is gelijk aan de voordelen vanwege het niet hoeven te betalen van royalty-vergoedingen;
- *"Multi-period excess earnings"-methode*
  Met deze methode worden de met het specifieke uitgaverecht samenhangende kasstromen bepaald. Bijdragen voor overige activa die worden gebruikt om deze kasstromen te genereren, worden op deze kasstromen in mindering gebracht. De nettokasstromen worden verdisconteerd om de waarde van het uitgaverecht te bepalen;
- *Kostprijsmethode*
  De kostprijsmethode geeft de geaccumuleerde kosten weer die op dit moment nodig zouden zijn om het uitgaverecht te vervangen.

Immateriële activa worden gewaardeerd tegen kostprijs onder aftrek van cumulatieve amortisatie en eventuele bijzondere waardeverminderingen.

Uitgaverechten worden geamortiseerd over de geschatte economische levensduur. De gebruiksduur van uitgaverechten wordt eindig verondersteld, en is een weergave van de inschatting van het management, gewoonlijk ondersteund door externe waarderingsdeskundigen, en rekening houdend met de invloed van technologische ontwikkelingen en veranderingen in de markt. Indien en voor zover sprake is van een bijzondere vermindering van de waarde van uitgaverechten, wordt deze als een bijzondere waardevermindering ten laste van het resultaat gebracht.

Overige immateriële activa betreffen voornamelijk computersoftware die wordt gewaardeerd tegen kostprijs onder aftrek van cumulatieve amortisatie en eventuele bijzondere waardeverminderingen. Amortisatie van geactiveerde software geschiedt lineair over de economische levensduur van de software. Indien en voor zover sprake is van een bijzondere vermindering van de waarde van overige immateriële activa, wordt deze als een bijzondere waardevermindering onmiddellijk ten laste van het resultaat gebracht.

Uitgaven die voortvloeien uit onderzoek (of uit de onderzoeksfase van een intern project) worden niet opgenomen als immaterieel actief. Uitgaven besteed aan onderzoek (of aan de onderzoeksfase van een intern project) worden als last opgenomen op het moment waarop ze worden gedaan.

Immateriële activa die voortvloeien uit ontwikkeling (of uit de ontwikkelingsfase van een intern project) worden slechts opgenomen indien de groep de technische uitvoerbaarheid van het betreffende immaterieel actief kan aantonen zodat het beschikbaar zal zijn voor gebruik of verkoop en aan de overige voorwaarden van IAS 38 wordt voldaan.

Latere uitgaven aan geactiveerde immateriële activa worden slechts geactiveerd indien zij de toekomstige economische voordelen die vervat zijn in een immaterieel actief verhogen. Alle overige uitgaven worden ten laste van het resultaat gebracht wanneer ze zich voordoen.

De geschatte economische levensduur van uitgaverechten en overige immateriële activa is als volgt:

Uitgaverechten	5 - 20 jaar
Overige immateriële activa	3 - 5 jaar

Bijzondere waardevermindering

De boekwaarden van de activa van de groep (behalve voorraden en uitgestelde belastingen) worden per balansdatum beoordeeld om na te gaan of er aanwijzingen zijn dat deze mogelijk een bijzondere waardevermindering hebben ondergaan. Indien een dergelijke aanwijzing bestaat, wordt het realiseerbaar bedrag geschat.
Ongeacht of er aanwijzingen zijn voor een bijzondere waardevermindering, wordt tevens door de groep (1) ten minste jaarlijks getoetst of een immaterieel actief dat nog niet beschikbaar is voor gebruik een bijzondere waardevermindering heeft ondergaan, door de boekwaarde te vergelijken met de realiseerbare waarde en (2) ten minste jaarlijks getoetst of de goodwill die is verworven bij een bedrijfscombinatie een bijzondere waardevermindering heeft ondergaan.

Een bijzonder waardeverminderingsverlies wordt opgenomen telkens wanneer de boekwaarde van een actief of de kasstroomgenererende eenheid hoger ligt dan zijn realiseerbare waarde. Bijzondere waardeverminderingsverliezen worden direct in de winst- en verliesrekening opgenomen. De realiseerbare waarde van een actief of een kasstroomgenererende eenheid is de opbrengstwaarde of de bedrijfswaarde van het actief als deze laatste waarde hoger is.

Materiële vaste activa

Materiële vaste activa, bestaande uit gebouwen en terreinen, machines en installaties en overige vaste bedrijfsmiddelen zoals kantoorinventaris en vervoermiddelen, worden gewaardeerd tegen kostprijs onder aftrek van cumulatieve afschrijvingen en eventuele bijzondere waardeverminderingsverliezen.

Afschrijving geschiedt lineair op basis van de geschatte economische levensduur van ieder materieel vast actief en wordt ten laste van de winst- en verliesrekening gebracht.
De geschatte economische levensduur is als volgt:

Bedrijfsgebouwen	20 - 30 jaar
Machines en installaties	5 - 10 jaar
Overig	3 - 10 jaar

Op terreinen wordt niet afgeschreven.

Lease-overeenkomsten

Leasebetalingen onder een operationele lease worden lineair als lasten in de winst- en verliesrekening opgenomen over de leaseperiode, tenzij een andere systematische basis meer representatief is voor het tijdspatroon van de voordelen voor de groep.

Een financiële lease is een lease-overeenkomst die vrijwel alle aan het eigendom van een actief verbonden risio's en voordelen overdraagt. Het eigendom kan uiteindelijk wel of niet worden overgedragen.

Financiële leases worden in de balans opgenomen als activa en verplichtingen tegen de reële waarde van het geleasde actief, of tegen de contante waarde van de minimum leasebetalingen als deze laatste waarde lager is. De afschrijvingsgrondslagen voor deze geleasde activa zijn consistent met de afschrijvingsgrondslagen voor af te schrijven activa in eigendom.

Financiële activa

Financiële activa worden bij eerste opname gewaardeerd op reële waarde.
De latere waardering is afhankelijk van de classificatie van de financiële activa.
De financiële activa betreffen deelnemingen, vorderingen en afgeleide financiële instrumenten.

Investeringen
Beleggingen in eigen-vermogeninstrumenten niet zijnde dochterondernemingen, joint ventures of geassocieerde deelnemingen, worden geclassificeerd als investeringen. Investeringen beschikbaar voor verkoop worden opgenomen tegen de

reële waarde. Indien de reële waarde niet betrouwbaar kan worden vastgesteld, wordt de investering opgenomen tegen kostprijs.
Baten zijn gebaseerd op het van de investeringen ontvangen dividend.

Vorderingen
Vorderingen omvatten leningen aan derden die tegen geamortiseerde kostprijs worden opgenomen, indien deze leningen tot het einde van de looptijd aangehouden worden.

Afgeleide financiële instrumenten
Afgeleide financiële instrumenten worden als financiële activa opgenomen in de balans tegen de reële waarde indien de resterende looptijd meer dan 12 maanden vanaf de balansdatum bedraagt.

Voorraden

Voorraden worden gewaardeerd tegen kostprijs of lagere opbrengstwaarde.
De kostprijs van voorraden omvat alle inkoopkosten en andere kosten die voortvloeien uit het transport van de voorraden naar hun huidige locatie en de verwerking van de voorraden tot hun huidige toestand. De kostprijs wordt bepaald op grond van de FIFO-methode (first in, first out).
De kostprijs van eigen producten omvat de fabricage- en uitgeverijkosten. Van derden betrokken handelsgoederen worden gewaardeerd tegen de inkoopprijs.
De opbrengstwaarde wordt gevormd door de geschatte verkoopprijs in de normale bedrijfsvoering, onder aftrek van de geschatte kosten van voltooiing en de geschatte kosten ten behoeve van de verkoop.

Handels- en overige vorderingen

Handels- en overige vorderingen worden bij de eerste opname gewaardeerd tegen reële waarde en vervolgens tegen kostprijs verminderd met eventuele bijzondere waardeverminderingen.

Geldmiddelen en kasequivalenten

Geldmiddelen en kasequivalenten omvatten de beschikbare geldmiddelen en direct opvraagbare tegoeden. Bankschulden in rekening courant worden gepresenteerd in de post leningen en bankschulden.

Leveringsverplichtingen

Leveringsverplichtingen betreffen dat deel van de aan klanten gefactureerde bedragen dat nog niet aan de voorwaarden voor opbrengstverantwoording voldoet en daarom nog als opbrengsten dient te worden gerealiseerd door middel van de levering van goederen of diensten in de toekomst. Leveringsverplichtingen worden opgenomen tegen de nominale waarde.

Handels- en overige schulden

Handels- en overige schulden worden gewaardeerd tegen kostprijs.

Rentedragende schulden

Financiële verplichtingen, zoals obligatieleningen en overige leningen van kredietinstellingen, worden bij de eerste opname gewaardeerd op reële waarde onder aftrek van de toerekenbare transactiekosten. Na de eerste waardering worden rentedragende schulden opgenomen tegen geamortiseerde kostprijs, waarbij het verschil tussen de kostprijs en de aflossingprijs in de winst- en verliesrekening wordt opgenomen over de periode van de leningen op basis van de effectieverentemethode.
De groep heeft ervoor gekozen om de niet-achtergestelde converteerbare obligatielening 2001-2006 op te nemen tegen de reële waarde met verwerking van waardeveranderingen in de winst- en verliesrekening. De mutaties in de reële waarde gedurende het jaar, die worden afgeleid van de marktnoteringen, worden opgenomen in de winst- en verliesrekening onder financiële lasten.

Belastingen

De belastingen over het resultaat over de verslagperiode bestaan uit actuele en uitgestelde belastingen. Winstbelastingen worden opgenomen in de winst- en verliesrekening behalve voorzover deze betrekking hebben op posten die buiten de winst- en verliesrekening worden opgenomen en dus direct in het eigen vermogen worden verwerkt.

Actuele belastingverplichtingen en -vorderingen worden gevormd door de naar verwachting te betalen belasting over het resultaat voor de verslagperiode, op basis van de tarieven die van kracht zijn per balansdatum, en eventuele wijzigingen in de te betalen belasting over voorgaande jaren.

Wolters Kluwer neemt uitgestelde belastingverplichtingen op voor de tijdelijke verschillen tussen de fiscale boekwaarde van een actief of verplichting en zijn boekwaarde in de balans. De gevolgen van tariefwijzigingen op de uitgestelde belastingverplichtingen en -vorderingen worden ten gunste of ten laste van de winst- en verliesrekening gebracht, indien en voor zover deze voorziening eertijds ten laste daarvan werd gevormd.
Een uitgestelde belastingvordering wordt opgenomen voor tijdelijke verschillen, voorwaartse verliescompensatie en ongebruikte fiscaal verrekenbare tegoeden voorzover het waarschijnlijk is dat in de toekomst fiscale winst beschikbaar zal zijn waarmee het tijdelijke verschil kan worden verrekend.
Uitgestelde belastingvorderingen worden gepresenteerd in de post financiële activa.

Op goodwill die niet fiscaal aftrekbaar is, wordt geen uitgestelde belastingverplichting opgenomen.
Bovendien wordt geen uitgestelde belastingvordering of -verplichting opgenomen voor tijdelijke verschillen die verband houden met investeringen in dochterondernemingen, geassocieerde deelnemingen en joint ventures waarbij de groep het tijdstip bepaalt van de afwikkeling van het tijdelijke verschil en het waarschijnlijk is dat het tijdelijke verschil niet in de nabije toekomst zal worden afgewikkeld.

Eigen vermogen

Indien als eigen vermogen verantwoord aandelenkapitaal wordt teruggekocht (inkoop eigen aandelen), wordt het bedrag dat hiervoor is betaald, inclusief de direct daaraan toe te rekenen kosten, als een wijziging van het eigen vermogen opgenomen. De vennootschap koopt eigen aandelen in om het verwateringseffect van de aandelenopties en de op aandelen gebaseerde beloningen te beperken (het Long-Term Incentive Plan (LTIP) van de groep).

Dividend wordt als een verplichting opgenomen zodra dit is gedeclareerd.

Minderheidsbelangen

Minderheidsbelangen betreffen dat deel van de winst of het verlies en het eigen vermogen van een dochteronderneming dat kan worden toegerekend aan eigen-vermogensbelangen die niet, direct of indirect via dochterondernemingen, in eigendom zijn van de groep.

Personeelsbeloningen

De groep heeft in verschillende landen voor de meeste werknemers pensioenregelingen ingesteld, die in overeenstemming zijn met de wettelijke verplichtingen, gebruiken en situatie ter plekke in de betreffende landen.
Deze pensioenregelingen worden gedeeltelijk in eigen beheer uitgevoerd en zijn gedeeltelijk ondergebracht bij externe partijen, zoals bedrijfstakpensioenfondsen, bedrijfspensioenfondsen en verzekeringsmaatschappijen.
Tevens verstrekt de groep aan sommige werknemers overige uitkeringen na de pensioendatum. Dit zijn bijvoorbeeld bijdragen in ziektekostenverzekeringen in de Verenigde Staten, waar de werkgever een gedeelte van de verzekeringspremie

voor gepensioneerden vergoedt dan wel, ingeval van een niet-verzekerde regeling, de ziektekosten voor zijn rekening neemt onder aftrek van een werknemersbijdrage.

Toegezegde-bijdragenregelingen
De pensioenpremies voor toegezegde-bijdragenregelingen worden als een last in de winst- en verliesrekening opgenomen wanneer ze zich voordoen.

Toegezegd-pensioenregelingen
De nettoverplichting van Wolters Kluwer met betrekking tot de toegezegd-pensioenregelingen wordt apart berekend voor iedere regeling door een schatting te maken van het bedrag van de toekomstige pensioenen die de werknemers hebben verdiend in ruil voor de door hen verrichte prestaties in de lopende periode en in voorgaande perioden. Die pensioenen worden verdisconteerd om hun contante waarde te bepalen, en de reële waarde van eventuele fondsbeleggingen wordt hiervan afgetrokken. De disconteringsvoet is het marktrendement per balansdatum van de obligaties met vervaldata die de looptijd van de verplichtingen van de groep benaderen. De berekening wordt uitgevoerd door een actuaris volgens de projected unit credit-methode.

Past-servicekosten worden direct in de winst- en verliesrekening opgenomen, tenzij de wijzigingen in de pensioenregeling afhankelijk zijn van de voortzetting van het dienstverband van de werknemers voor een vastgestelde periode. In een dergelijk geval worden de past-servicekosten lineair geamortiseerd over deze periode.

Alle actuariële winsten en verliezen per 1 januari 2004, de datum van de IFRSs-overgang, zijn verantwoord. Voor wat betreft de actuariële winsten en verliezen die zich voordoen ná 1 januari 2004 bij de berekening van de verplichting van de groep voor een regeling, heeft de groep ervoor gekozen om alle actuariële winsten en verliezen direct buiten de winst- en verliesrekening op te nemen in de periode waarin zij zich voordoen.

Het uit de inperking of afwikkeling van een toegezegd-pensioenregeling voortvloeiende resultaat wordt opgenomen zodra de inperking of afwikkeling plaatsvindt. Het resultaat bestaat uit de eventuele mutatie in de contante waarde van de toegezegd-pensioenverplichtingen en de reële waarde van de fondsbeleggingen, en eventuele voorheen nog niet opgenomen past-servicekosten. Een inperking ontstaat zodra de groep aantoonbaar verplicht is vanwege een desinvestering of herstructurering een materiële verlaging van het aantal werknemers door te voeren.

Indien de berekeningen resulteren in een bate voor de groep, is het verantwoorde actief beperkt tot het totaal van eventuele niet-opgenomen past-servicekosten en de contante waarde van toekomstige terugstortingen uit de regeling of verlagingen van toekomstige bijdragen aan de regeling.

Langetermijnpersoneelsbeloningen
De nettoverplichting van de groep uit hoofde van langetermijnpersoneelsbeloningen, zoals jubileumuitkeringen, is het bedrag van de toekomstige beloningen die de werknemers hebben verdiend in ruil voor de door hen verrichte prestaties in de lopende periode en in voorgaande perioden. De verplichting wordt op actuariële basis berekend volgens de projected unit credit-methode, en wordt verdisconteerd naar de contante waarde onder aftrek van de reële waarde van eventuele fondsbeleggingen.

Voorzieningen

Voorzieningen worden gevormd indien (1) de groep als gevolg van een gebeurtenis uit het verleden in rechte afdwingbare of feitelijke verplichtingen heeft, (2) het waarschijnlijk is dat een uitstroom van middelen, met inbegrip van economische voordelen, noodzakelijk is om de verplichting af te wikkelen en (3) de omvang van die verplichtingen betrouwbaar kan worden geschat.

Reorganisatie
De voorziening voor reorganisaties betreft de kosten van de integratie van bedrijfsactiviteiten, overige omvangrijke veranderingen in de organisatiestructuur en verlieslatende contracten. Een reorganisatievoorziening wordt slechts opgenomen indien aan de bovengenoemde algemene verantwoordingscriteria wordt voldaan. Een feitelijke verplichting tot reorganisatie is slechts aan de orde indien de groep een gedetailleerd formeel plan voor de reorganisatie heeft en bij de betrokkenen een geldige verwachting heeft gewekt dat zij de reorganisatie zal uitvoeren door reeds te zijn gestart met de implementatie van het plan of de belangrijkste kenmerken ervan mee te delen aan de betrokkenen.

De kortlopende verplichtingen met betrekking tot de binnen één jaar verwachte uitgaven zijn onder de overige kortlopende schulden opgenomen.

GRONDSLAGEN VOOR DE BEPALING VAN HET RESULTAAT

Netto-omzet

Onder netto-omzet wordt verstaan de aan derden in rekening gebrachte bedragen onder aftrek van kortingen en exclusief omzetbelasting. De aan klanten in rekening gebrachte bedragen ter dekking van de kosten van shipping en handling zijn opgenomen in de omzet. Abonnementsinkomsten die vooruitlopend op de levering van diensten of publicaties worden ontvangen of zijn gefactureerd, worden opgenomen onder de leveringsverplichtingen.

Indien de groep als agent optreedt, en goederen of diensten namens een opdrachtgever verkoopt, neemt de groep het bedrag aan commissie op als opbrengsten.

Goederen
De omzet voortvloeiend uit de verkoop van goederen wordt opgenomen zodra de goederen worden verzonden en de voordelen en risico's van eigendom bij de klant liggen, op voorwaarde dat de uiteindelijke inbaarheid en acceptatie door de klant redelijkerwijs zeker is. De omzet uit de verkoop van goederen wordt onder aftrek van geschatte retourneringen opgenomen. Hiervoor heeft de groep een verplichting opgenomen op basis van de ervaring uit het verleden en andere relevante factoren.
Indien retourneringen voor een bepaalde categorie producten een bepaalde limiet overschrijden, wordt verondersteld dat de overgang van eigendom heeft plaatsgevonden op het moment van ontvangst van de betaling van de afnemer.

Diensten
De omzet voortvloeiend uit de levering van diensten wordt opgenomen volgens de lineaire methode over de vastgestelde periode, tenzij er bewijs is dat een andere methode een betere voorstelling geeft van reeds verleende diensten op het moment van voltooiing van de dienst op de balansdatum.

Combinatie van goederen en diensten
De omzet voortvloeiend uit producten die een combinatie zijn van goederen en diensten wordt verwerkt op basis van een verdeling naar reële waarde van de afzonderlijke onderdelen.

Kostprijs van de omzet

Onder de kostprijs van de omzet wordt verstaan de rechtstreeks aan de omzet toe te rekenen kosten van verkochte en geleverde goederen en diensten. Hieronder vallen onder meer de kosten van grondstoffen, uitbesteed werk, overige externe kosten en lonen, salarissen en sociale lasten voor werknemers, voor zover deze kosten rechtstreeks verband houden met de verkochte en geleverde goederen en diensten.
Auteursrechten die samenhangen met uitgavecontracten, en die verschuldigd zijn aan beroepsorganisaties, worden opgenomen in de kostprijs van de omzet.

Algemene operationele kosten

De algemene operationele kosten betreffen alle kosten die niet aan de kostprijs van de omzet zijn toe te rekenen noch aan de verkoopkosten. Dit betreft ook kosten voor o.a. productontwikkeling, automatisering en algemene kosten.

Bijzondere herstructuringslast

Bijzondere herstructureringslasten zijn baten of lasten die voortvloeien uit gebeurtenissen of transacties die, gezien hun aard of omvang, duidelijk afwijken van de gewone bedrijfsactiviteiten van de groep. In het kader van de op 30 oktober 2003 aangekondigde strategische heroriëntatie werd een herstructureringsprogramma gestart. De kosten van dit programma zijn opgenomen als bijzondere herstructureringlast.

De herstructureringskosten van overnames worden tevens opgenomen als bijzondere herstructureringslast.

Op aandelen gebaseerde beloningen

Het Long-Term Incentive Plan (LTIP) van de groep wordt aangemerkt als een op aandelen gebaseerde beloningsregeling. De reële waarde van de aandelen wordt opgenomen als een last in de winst- en verliesrekening met een daarmee overeenkomende verhoging van het eigen vermogen. De reële waarde wordt bepaald op de datum van toekenning. De kosten worden verdeeld over de periode tussen de toekenning en het moment waarop de werknemers onvoorwaardelijk recht hebben op de aandelen. De reële waarde van de aandelen wordt bepaald met behulp van een Monte Carlo simulatie model, rekening houdend met de voorwaarden waaronder de aandelen zijn toegekend. De kosten van het LTIP worden gedurende de looptijd van het plan aangepast voor vervallen rechten als gevolg van uitdiensttreden van deelnemers voor de toekenningsdatum.

Financiële baten en lasten

Financiële baten en lasten omvatten te betalen rente op leningen en te ontvangen rente, berekend op basis van de effectieve-rentemethode, te ontvangen rente op belegde middelen, valutaresultaten en resultaten op afdekkingsinstrumenten die zijn opgenomen in de winst- en verliesrekening.

Gesegmenteerde informatie

Een segment is een duidelijk te onderscheiden onderdeel van de groep dat goederen levert of diensten verleent (bedrijfssegment), of dat die goederen levert of diensten verleent in een bepaalde economische omgeving (geografisch segment), dat een van andere segmenten afwijkend risico- en rendementsprofiel heeft.

GRONDSLAGEN VOOR HET KASSTROOMOVERZICHT

Kasstroom uit operationele activiteiten

De kasstroom uit operationele activiteiten wordt berekend via de indirecte methode, door het geconsolideerde bedrijfsresultaat aan te passen voor bijzondere baten en lasten en alle kostencomponenten zonder kasstroomeffect (zoals amortisatie en afschrijvingen) en voor wijzigingen in het geconsolideerd werkkapitaal. Contante betalingen aan werknemers en leveranciers worden opgenomen als kasstromen uit operationele activiteiten. In de kasstroom uit operationele activiteiten worden tevens begrepen de betaalde financieringskosten, betaalde belastingen over de winst en aanwendingen van reorganisatie- en overnamevoorzieningen.

Kasstroom uit investeringsactiviteiten

Kasstromen uit investeringsactiviteiten komen voort uit investeringen in vaste activa, uit acquisities en desinvesteringen van dochterondernemingen en bedrijfsactiviteiten. De op het moment van de acquisitie of desinvestering aanwezige geldmiddelen en kasequivalenten worden in mindering gebracht op de betreffende betalingen of ontvangsten.
Contante ontvangsten en betalingen uit afgeleide financiële instrumenten dienen op dezelfde manier te worden opgenomen als de kasstromen uit de afgedekte posities. De groep heeft derivaten voornamelijk gebruikt voor de afdekking van haar netto-investeringen in de Verenigde Staten. Als gevolg daarvan worden ontvangsten uit afgeleide financiële instrumenten aangemerkt als kasstromen uit investeringsactiviteiten.

Kasstroom uit financieringsactiviteiten

In de kasstroom uit financieringsactiviteiten zijn de ontvangsten en de uitgaven begrepen die samenhangen met de emissie van, of terugbetaling op, eigen en vreemd vermogen en dividendbetalingen. Tevens zijn de kasstromen uit kortetermijnfinancieringen hierin opgenomen. Mutaties in het aandelenkapitaal als gevolg van stock dividend worden niet als kasstroom aangemerkt.

Alle bedragen in deze jaarrekening luiden in miljoenen euro's, tenzij anders vermeld. (Alle van toepassing zijnde vergelijkende cijfers voor 2004 zijn aangepast voor IFRSs.)

Toelichting

Benchmarkcijfers

noot 1

Benchmarkcijfers	2005	2004	Verandering in constante koersen (%)
Netto-omzet	3.374	3.261	3
Gewoon EBITA [1]	533	516	3
Gewone EBITA-marge (%)	15,8	15,8	
Gewoon nettoresultaat	327	307	7
Vrij besteedbare kasstroom [2]	351	456	
Liquiditeiten conversieverhouding (CAR) [3]	1,06	1,26	
Rendement op geïnvesteerd vermogen (ROIC) (%)	6,9	6,8	
Netto rentedragend vreemd vermogen [4]	1.637	1.527	
Garantievermogen [5]	1.551	1.162	
Eigen vermogen/totaal vermogen (verhoudingscijfer)	0,20	0,14	
Garantievermogen/totaal vermogen (verhoudingscijfer)	0,29	0,23	
Verwaterd gewoon resultaat per aandeel (€)	1,06	1,02	4
Verwaterd vrij besteedbare kasstroom per aandeel (€)	1,14	1,51	

[1] De "gewone" cijfers zijn voor Wolters Kluwer een belangrijke financiële graadmeter. Het Engelse equivalent is "ordinary", en niet het in IFRSs gehanteerde "basic".

[2] Vrij besteedbare kasstroom is gedefinieerd als de kasstroom beschikbaar voor acquisities, dividendbetaling aan aandeelhouders, aflossing van schulden en inkoop van eigen aandelen.

[3] Liquiditeiten conversieverhouding is gedefinieerd als kasstroom uit bedrijfsoperaties minus netto-investeringen in vaste activa gedeeld door gewoon EBITA.

[4] Netto rentedragend vreemd vermogen (zie noot 19) wordt gedefinieerd als de som van (langlopende) leningen, niet-achtergestelde converteerbare obligaties, perpetuele cumulatieve achtergestelde obligaties, bankschulden in rekening-courant, geldleningen minus geldmiddelen en kasequivalenten en de waarde van de daarmee samenhangende afgeleide financiële instrumenten.

[5] Garantievermogen wordt gedefinieerd als het totaal van achtergestelde obligaties, perpetuele cumulatieve achtergestelde obligaties en het groepsvermogen.

Aansluiting van bedrijfsresultaat met EBITA en gewoon EBITA	2005	2004
Bedrijfsresultaat	432	407
Amortisatie uitgaverechten en bijzondere waardeverminderingen	81	65
▫ EBITA	513	472
Bijzondere herstructureringslast	20	44
▫ **Gewoon EBITA**	**533**	**516**

Rendement op geïnvesteerd vermogen (ROIC)	2005	2004
Gewoon EBITA	533	516
Genormaliseerde belasting	(134)	(147)
▫ **Nettobedrijfsresultaat na belastingen (NOPAT)**	**399**	**369**
Gemiddeld geïnvesteerd vermogen	5.756	5.463
ROIC (NOPAT/Gemiddeld geïnvesteerd vermogen) (%)	6,9	6,8

Aansluiting van nettowinst met gewoon nettoresultaat	2005	2004
Nettowinst toe te rekenen aan aandeelhouders van de moedermaatschappij (A)	260	311
Amortisatie uitgaverechten en bijzondere waardeverminderingen	81	65
Belastingen over amortisatie	(29)	(25)
Resultaat van desinvesteringen (na belastingen)	2	(73)
Bijzondere herstructureringslast (na belastingen)	13	29
▫ **Gewoon nettoresultaat** (B)	**327**	**307**

Aansluiting van kasstroom uit operationele activiteiten met vrij besteedbare kasstroom	2005	2004
Kasstroom uit operationele activiteiten	429	529
Netto-investeringen in vaste activa	(86)	(73)
Ontvangen dividenden	8	-
▫ **Vrij besteedbare kasstroom** (C)	**351**	**456**

Aansluiting van het aantal aandelen met het gewogen gemiddeld aantal aandelen

in miljoenen aandelen	**2005**	2004
Uitgegeven gewone aandelen per 1 januari	297,7	292,1
Effect van stockdividend	4,7	3,5
▪ **Gewogen gemiddeld aantal aandelen** (D)	**302,4**	**295,6**

Aansluiting van het gewogen gemiddeld aantal aandelen met het verwaterd gewogen gemiddeld aantal aandelen

in miljoenen aandelen	**2005**	2004
Gewogen gemiddeld aantal aandelen (D)	302,4	295,6
Long-Term Incentive Plan (LTIP)	2,8	1,5
Niet-achtergestelde converteerbare obligaties	13,6	15,6
Aandelenopties	0,4	0,6
Ingekochte eigen aandelen	(2,6)	(3,2)
▪ **Verwaterd gewogen gemiddeld aantal aandelen** (E) [1]	**316,6**	**310,1**

[1] Aandelenopties die niet in the money zijn en daarop betrekking hebbende rente worden niet opgenomen in de berekening van de verwaterde winst per aandeel.

Informatie per aandeel	**2005**	2004
Correctie op het resultaat van 2,5% niet-achtergestelde converteerbare obligaties (na belastingen) op veronderstelde conversie (F) (in miljoenen €)	9,9	11,2
Gewone winst per aandeel (WPA) (B/D) (€)	1,08	1,04
Verwaterde gewone WPA (minimum van gewone WPA en [(B+F)/E]) (€)	1,06	1,02
WPA [2] (A/D) (€)	0,86	1,05
Verwaterde WPA (minimum WPA en [(A+F)/E]) (€)	0,85	1,04
Vrij besteedbare kasstroom per aandeel (C/D) (€)	1,16	1,54
Verwaterde vrij besteedbare kasstroom per aandeel (minimum van vrij besteedbare kasstroom per aandeel en [(C+F)/E]) (€)	1,14	1,51

[2] WPA wordt gedefinieerd als het aan de houders van gewone aandelen in de moedermaatschappij toe te rekenen resultaat gedeeld door het gewogen gemiddeld aantal uitstaande gewone aandelen gedurende de verslagperiode.

Gesegmenteerde rapportage

noot 2

Per divisie	Health 2005	Health 2004	CFS 2005	CFS 2004	TAL 2005	TAL 2004
Netto-omzet derden	656	623	496	437	621	596
Kostprijs van de omzet	306	294	136	134	205	170
Bruto-omzetresultaat	350	329	360	303	416	426
Verkoopkosten	113	101	81	68	139	114
Algemene beheerskosten						
▪ Algemene operationele kosten	133	125	179	153	155	174
▪ Amortisatie uitgaverechten en bijzondere waardevermindering	9	9	11	4	33	33
▪ Bijzondere herstructureringslast	2	4	6	6	5	3
▫ Som der bedrijfslasten	257	239	277	231	332	324
Bedrijfsresultaat	93	90	83	72	84	102
Amortisatie uitgaverechten en bijzondere waardevermindering	9	9	11	4	33	33
Bijzondere herstructureringslast	2	4	6	6	5	3
▫ **Gewoon EBITA**	**104**	**103**	**100**	**82**	**122**	**138**
Werkzaam vermogen per 31 december [1]	558	555	680	546	723	651
Kasstroom uit bedrijfsoperaties	97	155	130	117	153	189
Afschrijvingen en amortisatie overige immateriele activa	14	17	16	16	18	20
Investeringen in vaste activa	11	9	12	15	11	12
Aantal FTE's per 31 december	2.168	2.179	2.932	2.726	3.876	3.838

[1] Het werkzaam vermogen per 31 december 2004 is herzien.

De groep verstrekt de gesegmenteerde informatie op twee manieren. De primaire indeling is gebaseerd op divisies, uitgaand van de management- en interne rapporteringsstructuur van de groep. Interne leveringen tussen de divisies worden op zakelijke voorwaarden uitgevoerd. Deze opbrengsten zijn beperkt en worden daarom niet apart gerapporteerd, maar geëlimineerd. De secundaire indeling is gebaseerd op de geografische gebieden. Gezien de aansluiting van de divisies met de geografische segmenten (Health, CFS en TAL opereren voornamelijk in Noord-Amerika, LTRE en Education in Europa), is de informatie inzake de totale boekwaarde van het werkzaam vermogen en de investeringen in vaste activa niet apart gepresenteerd aangezien deze grotendeels kan worden ontleend aan de primaire rapportage per divisie. De regio Azië Pacific, die een betrekkelijk klein onderdeel van de bedrijfsactiviteiten van de groep beslaat, is voornamelijk opgenomen in de divisie Tax, Accounting & Legal.

LTRE 2005	LTRE 2004	Education 2005	Education 2004	Corporate 2005	Corporate 2004	Totaal 2005	Totaal 2004
1.292	1.296	309	309	–	–	3.374	3.261
459	511	128	134	–	–	1.234	1.243
833	785	181	175	–	–	2.140	2.018
242	215	36	34	–	–	611	532
398	387	86	89	45	42	996	970
27	21	–	–	1	(2)	81	65
8	30	1	1	(2)	–	20	44
675	653	123	124	44	40	1.708	1.611
158	132	58	51	(44)	(40)	432	407
27	21	–	–	1	(2)	81	65
8	30	1	1	(2)	–	20	44
193	**183**	**59**	**52**	**(45)**	**(42)**	**533**	**516**
846	653	118	112	(47)	571	2.878	3.088
250	230	70	79	(46)	(44)	654	726
34	41	8	8	1	1	91	103
44	30	7	7	1	2	86	75
7.051	7.352	1.292	1.330	100	90	17.419	17.515

Geografische segmenten	2005	2004
De verdeling van de netto-omzet naar regio's is als volgt:		
▪ Europa	1.746	1.711
▪ Noord-Amerika	1.472	1.419
▪ Azië Pacific	128	108
▪ Rest van de wereld	28	23
▪ **Totaal**	**3.374**	**3.261**

Acquisities en desinvesteringen

noot 3

Acquisities			2005	2004
	Boekwaarde	Aanpassingen van de reële waarde	Opgenomen waarde	
Vaste activa	4	140	144	3
Vlottende activa	62	–	62	1
Kortlopende schulden	(65)	–	(65)	(11)
Langlopende leningen	–	–	–	12
Voorzieningen	(1)	–	(1)	–
Uitgestelde belastingen	8	(34)	(26)	1
Minderheidsbelangen	–	–	–	(4)
▫ Netto-identificeerbare activa en passiva	8	106	114	2
Goodwill op acquisities			249	40
▫ Totale koopsom			363	42
Het effect van de acquisities is:				
▪ Te (betalen)/ontvangen koopsom			(363)	(42)
▪ Verworven geldmiddelen			11	1
▪ Geldmiddelen uit vorderingen/(schulden)			(5)	(15)
▫ **Netto acquisitie-bestedingen**			**(357)**	**(56)**

Desinvesteringen	2005	2004
Vaste activa	–	34
Vlottende activa	–	23
Kortlopende schulden	–	(42)
Voorzieningen	–	(4)
▫ Netto-identificeerbare activa en passiva	0	11
Resutaat van desinvesteringen	4	74
▫ Totale verkoopprijs	4	85
Het effect van de desinvesteringen is:		
▪ Te (betalen)/ontvangen verkoopprijs	4	85
▪ Gedesinvesteerde geldmiddelen	–	(12)
▪ Overige verworven activa	8	(78)
▪ Geldmiddelen uit vorderingen/(schulden)	1	–
▫ **Netto ontvangsten uit desinvesteringen**	**13**	**(5)**

Sinds de overnamedatum hebben deze acquisities € 72 miljoen bijgedragen aan de omzet, € 10 miljoen aan het bedrijfsresultaat en € 18 miljoen aan gewoon EBITA. Indien al deze acquisities per 1 januari 2005 waren uitgevoerd, zou de omzet van Wolters Kluwer over het gehele jaar 2005 € 3.415 miljoen hebben bedragen, het bedrijfsresultaat € 437 miljoen en gewoon EBITA € 539 miljoen.

De reële waarde van de identificeerbare activa en passiva van enkele ondernemingen kon slechts voorlopig worden bepaald en zal aan verandering onderhevig zijn afhankelijk van de uitkomsten van de toerekening van de verkrijgingsprijs in 2006, hetgeen binnen 12 maanden vanaf de acquisitiedatum afgerond dient te zijn.

Het resultaat van desinvesteringen in 2004 betrof voornamelijk de ten Hagen & Stam transactie in Nederland.

Acquisities

PCi Corporation (Boston, MA, V.S.)

Op 31 januari 2005 werd door Wolters Kluwer 100% van het aandelenkapitaal van PCi Corporation verworven. PCi verstrekt beheeroplossingen voor kredietverstrekkers en is onderdeel van CFS geworden. De jaarlijkse omzet van PCi bedraagt € 18 miljoen en het aantal werknemers is ongeveer 120.

Nolis (Parijs, Frankrijk)

Op 22 april 2005 heeft Wolters Kluwer 100% van het aandelenkapitaal van Nolis S.A. overgenomen. Nolis is een Franse online software provider voor de transport- en logistieke sector en is onderdeel geworden van LTRE. De jaarlijkse omzet van Nolis is € 7 miljoen en het personeelsbestand bestaat uit 30 werknemers.

De Agostini Professionale (Rome, Italië) en UTET Professionale (Turijn, Italië)

Op 25 mei 2005 is door Wolters Kluwer 100% van de aandelen in De Agostini Professionale S.p.A. verworven en 100% van de aandelen in UTET Professionale S.r.L. De Agostini Professionale en UTET Professionale zijn vooraanstaande uitgeverijen in de Italiaanse juridische, fiscale en ondernemingsmarkt, met een totale omzet van ongeveer € 70 miljoen en circa 160 werknemers. Zij maken deel uit van LTRE.

EON (Boekarest, Roemenië)

Op 9 juni 2005 heeft Wolters Kluwer 80% van de aandelen in EON Programming SA verkregen en de resterende 20% van de aandelen op 29 december 2005. EON is een Roemeense uitgeverij van elektronische juridische publicaties voor professionals in het bedrijfsleven en bij overheidsinstellingen, met een jaarlijkse omzet van ongeveer € 1 miljoen, en heeft ongeveer 30 werknemers. EON is onderdeel van LTRE geworden.

AmeriSearch (Sacramento, CA, V.S.)

Op 6 juli 2005 werden door Wolters Kluwer de activa van AmeriSearch Inc. verworven. AmeriSearch is onderdeel geworden van CFS. De jaarlijkse omzet van AmeriSearch is € 3 miljoen en het personeelsbestand bestaat uit 20 werknemers.

Rosetti (Boekarest, Roemenië)

Op 24 augustus 2005 heeft Wolters Kluwer 100% van de aandelen van Editura Rosetti srl overgenomen, een juridische uitgever in Roemenië. Rosetti, met ongeveer 17 werknemers en een jaaromzet van circa € 0,4 miljoen, is een uitgever van juridische en fiscale publicaties voor professionals in het bedrijfsleven en bij de centrale en lokale overheid en is onderdeel van LTRE.

Boucher Communications (Fort Washington, PA, V.S.)
Op 8 september 2005 heeft Wolters Kluwer de activa van Boucher Communications Inc. (BCI) verworven. BCI werd ondergebracht bij Health.
BCI richt zich op de oogheelkundemarkt. De omzet van BCI op jaarbasis is circa € 12 miljoen en het personeelsbestand bestaat uit ongeveer 48 werknemers.

Entyre (Ann Arbor, MI, V.S.)
Op 4 oktober 2005 werden door Wolters Kluwer de activa van Entyre, onderdeel van MacBeedon Mortgage Systems LLC, overgenomen. Het maakt onderdeel uit van CFS. Entyre levert een op internet gebaseerde compliance oplossing aan hypotheekverstrekkers. De jaarlijkse omzet van Entyre is ongeveer € 1 miljoen en het personeelsbestand bestaat uit circa 19 werknemers.

Tripoint (Chicago, IL, V.S.)
Op 6 oktober 2005 werd door Wolters Kluwer 100% van het aandelenkapitaal van Tripoint Systems Development Corporation verworven. Tripoint is een softwarebedrijf dat gespecialiseerd is in de ontwikkeling van systemen voor elektronische facturering en dossiermanagement voor de juridische sector en maakt deel uit van CFS. De jaarlijkse omzet van Tripoint is circa € 3 miljoen en het personeelsbestand bestaat uit ongeveer 43 werknemers.

Best Case (Evanston, IL, V.S.)
Op 30 december 2005 heeft Wolters Kluwer de activa van Best Case Solutions, Inc. overgenomen, inclusief de gerenommeerde "Best Case Bankruptcy"-software en -dienstverlening. Het maakt deel uit van TAL. Best Case Solutions heeft een jaaromzet van circa € 4 miljoen en ongeveer 16 werknemers.

CEDAM (Padova, Italië)
Op 28 december 2005 heeft de groep de resterende 50,05% van de aandelen CEDAM S.p.a. verworven. CEDAM was al opgenomen als een geconsolideerde deelneming. Deze acquisitie heeft geen invloed op de geconsolideerde omzet of bedrijfsresultaat. CEDAM is onderdeel van LTRE.

Personeelskosten

noot 4

Personeelskosten	**2005**	2004
Lonen en salarissen	932	902
Premies sociale verzekeringen	143	148
Kosten van toegezegde-bijdragenregelingen	20	19
Kosten van toegezegd-pensioenregelingen	17	7
Op aandelen gebaseerde beloningen	12	11
Totaal	**1.124**	**1.087**

Inclusief bijzondere personeelsgerelateerde herstructureringslasten van € 18 miljoen (2004: € 26 miljoen, zie noot 6) zouden de totale personeelskosten voor 2005 € 1.142 miljoen (2004: € 1.113 miljoen) hebben bedragen.

Het gemiddeld aantal werknemers, uitgedrukt in FTE's, is in 2005 18.467 (2004: 18.270).

Amortisatie en afschrijvingen

noot 5 (Zie noot 2 voor een overzicht per divisie)

Amortisatie en afschrijvingen	**2005**	2004
Amortisatie uitgaverechten	81	65
Bijzondere waardeverminderingen	–	–
Totaal amortisatie uitgaverechten en bijzondere waardeverminderingen	81	65
Amortisatie overige immateriële activa	40	44
Afschrijving materiële vaste activa	51	59
Totaal	**172**	**168**

Bijzondere herstructureringslast

noot 6

Bijzondere herstructureringslast	**2005**	2004
Personeelsgerelateerde herstructureringslasten	18	26
Verlieslatende contracten/discontinueringskosten	2	18
Totaal	**20**	**44**

Ten gevolge van de op 30 oktober 2003 aangekondigde strategische heroriëntatie werd een herstructureringsprogramma geïnitieerd. De bijzondere herstructureringslast heeft geheel betrekking op dit programma. De personeelsgerelateerde herstructureringslasten betreffen voornamelijk afvloeiingsregelingen.

Bij de verlieslatende contracten gaat het grotendeels om lasten die samenhangen met leaseverplichtingen van leegstaande kantoren vanwege de integratie van activiteiten en de discontinueringskosten betreffen de staking van bepaalde productlijnen.

In 2005 waren er geen bijzondere herstructureringslasten voor overnames.

noot 7

Financiële baten en lasten	2005	2004
Financiële baten		
Rentebaten	15	14
Totaal financiële baten	15	14
Financiële lasten		
Rentelasten	121	107
Veranderingen in reële waarde van financiële instrumenten via winst- en verliesrekening	(4)	–
Omrekeningsverlies vreemde valuta	1	4
Totaal financiële lasten	118	111
Totaal financiële baten en lasten	**(103)**	**(97)**

Belastingen

noot 8

Opgenomen in de winst- en verliesrekening	2005	2004
Actuele belastinglast		
Lopend jaar	56	74
Uitgestelde belastinglast		
Opname en terugboeking van tijdelijke verschillen	24	6
Totaal	**80**	**80**

De aansluiting van de werkelijke belastingdruk is als volgt:

Belastingen	%	2005	%	2004
Resultaat voor belastingen		341		391
Normatieve belastinglast	34	117	35	137
Belastingeffect uit hoofde van:				
Financieringsactiviteiten	(10)	(32)	(9)	(33)
Benutting van voorwaartse verliescompensatie	(1)	(4)	(1)	(3)
Belastingvrijstelling op resultaat desinvesteringen	(1)	(3)	(6)	(23)
Fiscale stimuleringsregelingen en overig	1	2	1	2
Totaal	**23**	**80**	**20**	**80**

De vennootschap past sinds 1999 het Nederlandse Concern Financierings Activiteit (CFA)-regime toe. Naar aanleiding van de beslissing van de Europese Commissie van 18 februari 2003 inzake de staats-steunprocedure is de vennootschap van mening dat dit regime kan worden toegepast tot 31 december 2008. Deze toepassing is door de Nederlandse belastingsdienst bevestigd.

Het effect van de daling in het tarief van de Nederlandse vennootschapsbelasting van 31,5% naar 29,6% in 2006 op de uitgestelde belastingpositie van de groep per 31 december 2005 is niet materieel vanwege geringe uitgestelde belastingposities in Nederland.

Minderheidsbelangen

noot 9

Het aandeel van de groep in de belangrijkste geconsolideerde deelnemingen die geen 100% deelnemingen zijn per 31 december, is als volgt:

Eigendom *in %*	2005	2004
Akadémiai (Boedapest, Hongarije)	74,0	74,0
AnNoText (Düren, Duitsland)	74,9	74,9
CEDAM (Padova, Italië)	100,0	50,0

In 2005 heeft de groep de resterende uitstaande aandelen van CEDAM verworven.

Minderheidsbelangen van de geconsolideerde deelnemingen in het resultaat van de groep bedragen € 1 miljoen (2004: nihil).

Minderheidsbelangen in het eigen vermogen van geconsolideerde deelnemingen, die in totaal € 1 miljoen (2004: € 6 miljoen) bedragen, zijn gebaseerd op het aandeel van derden in het onderliggende eigen vermogen van de dochteronderneming.

Immateriële vaste activa

noot 10

Immateriële activa	Goodwill	Uitgaverechten	Overig	**2005**	2004
Stand per 1 januari					
Aanschaffingswaarde	2.107	1.179	233	3.519	3.765
Amortisatie en bijzondere waardevermindering	[1] 0	(571)	(136)	(707)	(723)
Boekwaarde per 1 januari	2.107	608	97	2.812	3.042
Mutaties					
Investeringen	–	–	50	50	36
Acquisities d.m.v. bedrijfscombinaties	249	140	1	390	40
Desinvesteringen	–	–	–	–	(31)
Netto-aanschaffingen	249	140	51	440	45
Amortisatie	–	(81)	(40)	(121)	(109)
Bijzondere waardevermindering	–	–	–	–	0
Herrubriceringen	(18)	24	–	6	11
Koersverschillen en overige mutaties	232	74	7	313	(177)
Totaal van de mutaties	463	157	18	638	(230)
Stand per 31 december					
Aanschaffingswaarde	2.570	1.453	312	4.335	3.519
Amortisatie en bijzondere waardevermindering	0	(688)	(197)	(885)	(707)
Boekwaarde per 31 december	**2.570**	**765**	**115**	**3.450**	**2.812**

[1] De boekwaarde van de goodwill per de IFRSs-overgangsdatum wordt geacht de kostprijs onder IFRSs te zijn, vandaar dat de cumulatieve amortisatie nihil is.

De herrubricering omvat de uitgestelde belastingverplichting met betrekking tot de verworven uitgaverechten, die dit jaar zijn opgenomen op basis van de definitieve toerekening van de aanschaffingsprijs.
Goodwill van acquisities door middel van bedrijfscombinaties (€ 249 miljoen) bevat goodwill die onderhevig zal zijn aan wijzigingen op basis van de uitkomst van de definitieve toerekening van de aanschaffingswaarde in 2006. Dit zal vervolgens ook invloed hebben op de waardering van de uitgaverechten en overige immateriële activa verworven door middel van bedrijfscombinaties.

TOETSING KASSTROOMGENEREREnde EENHEDEN OP BIJZONDERE WAARDEVERMINDERING

De boekwaarde van goodwill en uitgaverechten kan als volgt per divisie worden gespecificeerd:

De boekwaarde van goodwill en uitgaverechten	Goodwill	Uitgaverechten	2005	2004
Health	605	96	701	606
CFS	587	235	822	652
TAL	608	214	822	719
LTRE	697	220	917	665
Education	73	–	73	73
Totaal	**2.570**	**765**	**3.335**	**2.715**

Bij de jaarlijkse toetsing op bijzondere waardevermindering wordt de boekwaarde, na aftrek van de betreffende uitgestelde belastingen, met de realiseerbare waarde van de kasstroomgenererende eenheid vergeleken. De realiseerbare waarde wordt bepaald op basis van een berekening van de bedrijfswaarde en vergeleken met "multiples" van recente transacties om de netto opbrengstprijs te bepalen. Deze berekeningen gaan uit van prognoses van kasstromen op basis van de huidige operationele resultaten en het door de Raad van Bestuur goedgekeurde business development-plan voor een periode van drie jaar. De prognoses worden geëxtrapoleerd naar een langere periode, onder gebruikmaking van een eeuwigdurend groeipercentage dat consistent is met het gemiddelde marktgroeipercentage voor de lange termijn en dat over het algemeen niet hoger is dan 3%.

De geschatte kasstromen na belasting worden contant gemaakt, waarbij als disconteringsvoet, de "weighted average cost of capital" (WACC) na belasting wordt toegepast. Een WACC na belasting wordt gebruikt omdat deze eenvoudig beschikbaar is in de financiële markten. Het berekenen van de realiseerbare waarde na belastingen door middel van het gebruik van een WACC na belastingen zou tot dezelfde uitkomsten moeten leiden als berekeningen vóór belastingen. De groep heeft besloten geen verschillende disconteringsvoeten voor de verschillende bedrijfsonderdelen toe te passen, aangezien zij allen redelijk consistente markten bedienen (professionals in ontwikkelde landen) en hun resultaten op een zelfde, beperkte manier conjunctuurgevoelig zijn. De gebruikte WACC na belasting is 8%.

De belangrijkste uitgangspunten gehanteerd bij de voorspellingen zijn:

- Omzetgroei: op basis van analyse van de marktgroei en de ontwikkeling van het markaandeel;
- Marge-ontwikkeling: op basis van de daadwerkelijke ervaring en de langetermijnprognoses van het management.

De toetsing op bijzondere waardevermindering in 2005 heeft uitgewezen dat de realiseerbare waarde voor iedere kasstroomgenererende eenheid de boekwaarde overtreft, hetgeen inhoudt dat er geen activa zijn die een bijzondere waardevermindering hebben ondergaan.

De toetsing omvat tevens berekeningen van de realiseerbare waarde met mogelijke wijzigingen in de belangrijkste uitgangspunten.
Sommige kasstroomgenererende eenheden hebben een eeuwigdurend groeipercentage van meer dan 3%. Dit is in lijn met het marktgroeipercentage van

de afgelopen jaren en de verwachtingen voor de komende jaren voor de markten waarin deze kasstroomgenererende eenheden opereren. Een van de Noord-Amerikaanse kasstroomgenererende eenheden die een eeuwigdurend groeipercentage van 4,5% heeft gebruikt, heeft een realiseerbare waarde die € 8 miljoen hoger is dan de boekwaarde. De realiseerbare waarde zou gelijk aan de boekwaarde indien een eeuwigdurend groeipercentage van 4% wordt verondersteld.

Materiële vaste activa

noot 11

Materiële vaste activa	Gebouwen en terreinen	Machines en installaties	Overige vaste activa	2005	2004
Stand per 1 januari					
Aanschaffingswaarde	146	30	406	582	628
Afschrijvingen	(52)	(24)	(298)	(374)	(385)
Boekwaarde per 1 januari	94	6	108	208	243
Mutaties					
Investeringen	3	1	35	39	37
Acquisities d.m.v. bedrijfscombinaties	–	–	2	2	–
Desinvesteringen	(1)	–	(2)	(3)	(3)
Netto-aanschaffingen	2	1	35	38	34
Afschrijvingen	(5)	(2)	(44)	(51)	(59)
Koersverschillen en overige mutaties	5	1	4	10	(10)
Totaal van de mutaties	2	–	(5)	(3)	(35)
Stand per 31 december					
Aanschaffingswaarde	152	34	436	622	582
Afschrijvingen	(56)	(28)	(333)	(417)	(374)
Boekwaarde per 31 december	**96**	**6**	**103**	**205**	**208**

Investeringen in geassocieerde deelnemingen

noot 12

Investeringen in geassocieerde deelnemingen	2005	2004
Stand per 1 januari	13	9
Acquisities	–	4
Ontvangen dividenden	(2)	0
Aandeel in resultaat van geassocieerde deelnemingen	3	1
Overige mutaties	(4)	(1)
Stand per 31 december	**10**	**13**

De belangrijkste geassocieerde deelnemingen per 31 december zijn de volgende:

Deelname %	**2005**	2004
Boekhandels Groep Nederland (Deventer, Nederland)	32,6	32,8
Manz Iura, Manz Schulbuch (Wenen, Oostenrijk)	40,0	40,0

Samenvatting van financiële gegevens van geassocieerde deelnemingen (tegen 100%):

Samenvatting van financiële gegevens 2004	Activa	Passiva	Eigen vermogen	Omzet	Resultaat
Boekhandels Groep Nederland	45	32	13	172	2
Manz Iura, Manz Schulbuch	11	10	1	23	0

Samenvatting van financiële gegevens 2005	Activa	Passiva	Eigen vermogen	Omzet	Resultaat
Boekhandels Groep Nederland	42	28	14	169	4
Manz Iura, Manz Schulbuch	12	11	1	24	0

Financiële activa

noot 13

Financiële activa	**2005**	2004
Investeringen	75	74
Vorderingen	20	10
Waarde tegen eindkoers van valutatermijncontracten	–	136
Afgeleide financiële instrumenten	22	–
■ **Totaal**	**117**	**220**

Per 31 december 2005 is de belangrijkste deelneming Sdu Uitgevers bv, Den Haag, Nederland (25,9%). Sdu Uitgevers bv heeft een dividend gegarandeerd van € 6 miljoen per jaar over de jaren 2004 tot en met 2007, dat wordt opgenomen als resultaat van investeringen.

Vanaf 1 januari 2008 heeft de groep het recht om de aandelen van Sdu Uitgevers bv aan de andere aandeelhouder (Sdu nv) te verkopen tegen de reële marktwaarde per de overgangsdatum. Tevens is de groep verplicht om aan Sdu nv op haar verzoek alle aandelen in Sdu Uitgevers bv te verkopen en over te dragen tegen dezelfde voorwaarde. Alhoewel de groep meer dan 20% van de aandelen van Sdu Uitgevers bv bezit, kan Wolters Kluwer geen zeggenschap uitoefenen in het bedrijf vanwege contractuele beperkingen. De groep heeft geen vertegenwoordiger in de Raad van Bestuur en heeft geen toegang tot de aandeelhoudersvergaderingen. De aandelen van Sdu Uitgevers bv, die beschikbaar zijn voor verkoop, hebben geen beursnotering, de bandbreedte van de schattingen van de reële waarde is groot en de waarschijnlijkheid van de schattingen kan niet redelijkerwijs worden vastgesteld. Derhalve worden deze aandelen gewaardeerd tegen kostprijs.

De Medicare Prescription Drug, Improvement and Modernization Act van de Amerikaanse overheid bevat een belastingvrije subsidie voor bedrijven die een medisch verzorgingsplan hebben voor gepensioneerden, waarvan de vergoeding ten minste actuarieel gelijk is aan de zogenaamde Medicare Part D vergoeding. De subsidie die de groep krijgt is actuarieel berekend op € 15 miljoen, en opgenomen als vordering in de financiële activa.

Uitgestelde belastingvorderingen en -verplichtingen

noot 14

De uitgestelde belastingvorderingen en -verplichtingen kunnen als volgt worden gespecificeerd:

Uitgestelde belastingvorderingen en -verplichtingen	Vorderingen	Verplichtingen	**2005**	2004
Immateriële activa	(5)	263	258	213
Materiële vaste activa	(2)	13	11	4
Voorraden	(22)		(22)	(21)
Handels- en overige vorderingen	(16)		(16)	(8)
Personeelsbeloningen	(86)	5	(81)	(86)
Herstructureringsvoorzieningen	(19)	1	(18)	(28)
Rente carry-forward	(71)		(71)	(62)
Carry-forward van geleden fiscale verliezen	(51)		(51)	(35)
Overige posten	(56)	103	47	18
▫ Belasting (vorderingen)/verplichtingen	(328)	385	57	(5)
Saldering belasting	305	(305)	–	–
▫ **Netto-belasting (vorderingen)/verplichtingen**	**(23)**	**80**	**57**	**(5)**

De werkelijke realisatie van deze uitgestelde belastingvorderingen is afhankelijk van het realiseren van voldoende toekomstige belastbare winst in de perioden waarin de uitgestelde verschillen fiscaal verrekenbaar zijn. De groep acht het waarschijnlijk dat deze uitgestelde belastingvorderingen zullen worden ontvangen in de toekomst op basis van toekomstige fiscale winsten.

Niet-opgenomen uitgestelde belastingvorderingen

Uitgestelde belastingvorderingen met betrekking tot de volgende posten zijn niet opgenomen:

Niet-opgenomen uitgestelde belastingvorderingen	**2005**	2004
Fiscale verliezen	10	18
▫ **Totaal**	**10**	**18**

Deze uitgestelde belastingvorderingen zijn niet opgenomen omdat het niet waarschijnlijk is dat voldoende toekomstige belastbare winsten beschikbaar zullen zijn waarmee de groep deze kan verrekenen.

Wijzigingen in tijdelijke verschillen gedurende het jaar:

Wijzigingen in tijdelijke verschillen 2004	Saldo 1 januari 2004	Acquisities/ desinvesteringen	Opgenomen in resultaat	Opgenomen in groepsvermogen	Valutakoersverschillen	Saldo 31 december 2004
Immateriële activa	221	11	(7)		(12)	213
Materiële vaste activa	5		(1)		–	4
Voorraden	(21)		(1)		1	(21)
Handels- en overige vorderingen	(11)		2		1	(8)
Personeelsbeloningen	(86)		11	(17)	6	(86)
Herstructureringsvoorzieningen	(39)		9		2	(28)
Rente carry-forward	(35)		(30)		3	(62)
Carry-forward van geleden fiscale verliezen	(37)		(1)		3	(35)
Overige posten	(2)		24		(4)	18
■ **Totaal**	**(5)**	**11**	**6**	**(17)**	**0**	**(5)**

Wijzigingen in tijdelijke verschillen 2005	Saldo 1 januari 2005 [1]	Acquisities/ desinvesteringen	Opgenomen in resultaat	Opgenomen in groepsvermogen	Valutakoersverschillen	Saldo 31 december 2005
Immateriële activa	213	32	(11)		24	258
Materiële vaste activa	4		7		–	11
Voorraden	(21)		2		(3)	(22)
Handels- en overige vorderingen	(8)		(8)		–	(16)
Personeelsbeloningen	(86)		14	1	(10)	(81)
Herstructureringsvoorzieningen	(28)		11		(1)	(18)
Rente carry-forward	(62)		–		(9)	(71)
Carry-forward van geleden fiscale verliezen	(35)		(11)		(5)	(51)
Overige posten	20		20		7	47
■ **Totaal**	**(3)**	**32**	**24**	**1**	**3**	**57**

[1] Herzien voor € 2 miljoen aan uitgestelde belastingverplichtingen die voortvloeien uit het effect van de eerste toepassing van IAS 32/39 per 1 januari 2005.

Mutaties in de totale belastingpositie:

Belastingpositie	**2005**	2004
Stand per 1 januari		
Te ontvangen belasting	(14)	(37)
Te betalen belasting	12	–
Uitgestelde belastingvorderingen	(40)	(37)
Uitgestelde belastingverplichtingen [1]	37	24
Totale belastingpositie	**(5)**	**(50)**
Mutaties		
Belastingen over het resultaat	80	80
Acquisities/desinvesteringen	27	(1)
Uitgestelde belasting op uitgaverechten	6	11
Belastingbetalingen	(83)	(83)
Koersverschillen en overige mutaties	5	36
Totaal van de mutaties	**35**	**43**
Stand per 31 december		
Te ontvangen belasting	(48)	(14)
Te betalen belasting	21	12
Uitgestelde belastingvorderingen	(23)	(40)
Uitgestelde belastingverplichtingen	80	35
Totale belastingpositie	**30**	**(7)**

[1] Herzien voor € 2 miljoen aan uitgestelde belastingverplichtingen die voortvloeien uit het effect van de eerste toepassing van IAS 32/39 per 1 januari 2005.

Voorraden

noot 15

Voorraden	**2005**	2004
Grond- en hulpstoffen	6	7
Onderhanden werk	27	29
Gereed product en handelsgoederen	97	98
Totaal	**130**	**134**

Per 31 december 2005 bedroeg de voorziening voor incourantheid, die wordt afgetrokken van de boekwaarde van de voorraden, € 68 miljoen (2004: € 74 miljoen).

noot 16

Handels- en overige vorderingen	2005	2004
Handelsvorderingen	805	645
Vooruitbetalingen	86	84
Waarde tegen eindkoers van valutatermijncontracten	–	118
Afgeleide financiële instrumenten	108	–
Overige vorderingen	30	47
Totaal	**1.029**	**894**

De handelsvorderingen worden gepresenteerd na aftrek van bijzondere waardeverminderingen ten bedrage van € 43 miljoen (2004: € 36 miljoen).

Geldmiddelen en kasequivalenten

noot 17

Geldmiddelen en kasequivalenten	2005	2004
Deposito's	321	637
Kas- en banksaldi	107	50
Totaal	**428**	**687**

Overige kortlopende schulden

noot 18

Overige kortlopende schulden	2005	2004
Salarissen, vakantie-uitkeringen	134	108
Te betalen royalties	63	69
Premies sociale verzekeringen en overige belastingen	46	57
Afgeleide financiële instrumenten	14	–
Te betalen rente	64	86
Uitgestelde acquisitiebetalingen	26	7
Overige schulden en overlopende passiva	63	68
Totaal	**410**	**395**

Financiële instrumenten

noot 19

Nettoschuld		2005		2004
Achtergestelde converteerbare personeelsobligaties	0		1	
Achtergestelde obligaties	227		226	
Obligaties	927		1.142	
Niet-achtergestelde converteerbare obligaties	–		422	
Perpetuele cumulatieve achtergestelde obligaties	225		225	
Overige schulden	46		77	
▫ Langlopende schulden		1.425		2.093
Kortlopende schulden (vervaltermijn binnen 1 jaar)		719		353
Uitgestelde acquisitiebetalingen		26		22
Af:				
Geldmiddelen en kasequivalenten		(428)		(687)
Waarde tegen eindkoers van valutatermijncontracten				
▪ Langlopend		–		(136)
▪ Kortlopend		–		(118)
Afgeleide financiële instrumenten:				
▪ Langlopend te ontvangen	(22)		–	
▪ Kortlopend te ontvangen	(108)		–	
▪ Langlopend te betalen	11		–	
▪ Kortlopend te betalen	14		–	
▫ Afgeleide financiële instrumenten		(105)		–
▫ **Netto (rentedragende) schulden**		**1.637**		**1.527**

Brutoschuld	Effectieve rente (%)	Nominale rente (%)	Aflossings-verplichtingen 1-5 jaar [1]	Aflossings-verplichtingen >5 jaar [1]	**2005**	2004
Achtergestelde converteerbare personeelsobligaties 2002-2007	5,550	3,000	–	–	–	1
Achtergestelde obligaties 1997-2007	6,330	6,250	227	–	227	226
Obligaties 1999-2006			–	–	–	215
Obligaties 1998-2008	5,340	5,250	226	–	226	227
Obligaties 2003-2014	5,240	5,125	–	701	701	700
Niet-achtergestelde converteerbare obligaties 2001-2006			–	–	–	422
Perpetuele cumulatieve achtergestelde obligaties	7,270	6,875	–	225	225	225
Multicurrency roll-over faciliteit 2004-2010			–	–	–	–
Overige leningen			39	7	46	77
Langlopende schulden			492	933	1.425	2.093
Afgeleide financiële instrumenten			11	–	11	–
Totaal langlopende schulden			**503**	**933**	**1.436**	**2.093**
Kortlopende schulden						
Achtergestelde converteerbare personeelsobligaties		5,500			–	1
Obligaties 1999-2006	5,690	5,500			214	–
Niet-achtergestelde converteerbare obligaties 2001-2006	2,500	1,000			447	–
Obligaties 2000-2005		6,125			–	170
Achtergestelde obligaties 1998-2005		5,125			–	182
Overige leningen					12	–
Bankschulden in rekening courant					46	–
Totaal leningen en bankschulden					**719**	**353**
Uitgestelde acquisitiebetalingen					26	22
Afgeleide financiële instrumenten					14	–
Totaal kortlopend					**759**	**375**
Brutoschuld					**2.195**	**2.468**

[1] Terugbetalingen worden weergegeven tegen geamortiseerde kosten.

De nominale rentepercentages van bovengenoemde obligaties zijn vast tot aan hun aflossing, behalve het variabele rentepercentage op de multicurrency roll-over faciliteit.
Voor een beschrijving van het financieel risicomanagement en een gevoeligheids-analyse op valutakoers- en interestwijzigingen, zie de paragraaf Risicobeheersing en interne controle in het Verslag van de Raad van Bestuur.

AFLOSSINGSVERPLICHTINGEN

De volgende bedragen van de (langlopende) schulden per 31 december 2005 dienen binnen vijf jaar en na de komende vijf jaar te worden afgelost:

Brutoschuld

in miljoenen euro's

2007	247
2008	236
2009	6
2010	14
Na 2010	933
Langlopende schulden	1.436
Kortlopend (2006)	759
Totaal	**2.195**

Achtergestelde obligaties

Wolters Kluwer heeft uitstaande achtergestelde obligaties ten bedrage van € 227 miljoen (NLG 500 miljoen) die betaalbaar zijn in 2007. Voor de achtergestelde obligaties geldt dat de achtergestelde verplichtingen van de groep van gelijke rang zijn zonder onderlinge preferentie en met alle overige huidige en toekomstige gelijkelijk achtergestelde verplichtingen van de groep.

Obligaties

Wolters Kluwer heeft niet-achtergestelde obligaties uitstaan met een nominale waarde van ongeveer € 1.141 miljoen. Op 19 november 2003 heeft Wolters Kluwer niet-achtergestelde obligaties uitgegeven met een looptijd tot en met 2014 met een nominale waarde van € 700 miljoen.
De couponrente op de obligaties is 5,125% met een uitgifteprijs van 99,618%. Verder heeft Wolters Kluwer niet-achtergestelde obligaties van € 215 miljoen en € 227 miljoen uitstaan, die vervallen in respectievelijk 2006 en 2008.

Niet-achtergestelde converteerbare obligaties

De groep heeft er voor gekozen om de niet-achtergestelde converteerbare obligatielening op te nemen tegen reële waarde met verwerking van waardeveranderingen in de winst- en verliesrekening omdat dit resulteert in een betere weergave van de economische kosten. De optie om de obligatie te converteren in aandelen is niet *in the money*, waardoor de kans op conversie gering is.
Op 30 november 2001 heeft Wolters Kluwer een (niet-achtergestelde) converteerbare obligatielening met een nominale waarde van € 700 miljoen uitgegeven. De conversieprijs werd vastgesteld op € 31,00 per gecertificeerd gewoon aandeel Wolters Kluwer. Deze obligatielening is uitgegeven tegen een prijs van 100% en heeft een rentevoet van 1,00% per jaar. De obligaties worden afgelost tegen 107,88% van de hoofdsom aan het einde van de looptijd (30 november 2006), indien deze niet voor deze datum zijn afgelost, geconverteerd of ingekocht en geannuleerd.
De converteerbare obligaties worden gewaardeerd tegen de reële waarde, terwijl de bijbehorende couponkosten en de wijziging van de reële waarde van de optie worden opgenomen in de winst- en verliesrekening. Gedurende 2003 heeft Wolters Kluwer ongeveer € 210 miljoen ingekocht tegen een gemiddelde prijs van 101,25. In 2004 heeft de vennootschap ongeveer € 68 miljoen tegen een gemiddelde prijs van 104,24 ingekocht. Per 31 december 2005 is er een uitstaand saldo van € 422 miljoen (reële waarde € 447 miljoen). De reële waarde is gebaseerd op genoteerde marktprijzen.

Perpetuele cumulatieve achtergestelde obligaties

Per 14 mei 2001 is een perpetuele cumulatieve achtergestelde obligatielening uitgegeven met een nominale waarde van € 225 miljoen. Deze obligatielening is uitgegeven tegen een prijs van 100% en heeft een rentevoet van 6,875%. Wolters Kluwer is gerechtigd om de obligatielening vervroegd af te lossen vanaf mei 2008.
Wolters Kluwer heeft het recht af te zien van rentebetalingen, indien geen dividend is vastgesteld of betaalbaar gesteld. Aldus onbetaald gebleven rente wordt betaalbaar in het jaar waarin zodanig dividend weer vastgesteld en betaalbaar wordt gesteld. In geval van faillissement heeft Wolters Kluwer geen verplichting tot het uitkeren van de geaccumuleerde rente en de nominale waarde van de obligatielening zal in dat geval een achtergestelde verplichting worden.
De opbrengst van deze obligatielening diende ter herfinanciering van bestaande bankfaciliteiten, alsmede ter financiering van de algemene bedrijfsactiviteiten.

Multicurrency roll-over faciliteit

In juli 2004 is Wolters Kluwer een multicurrency-kredietlijn aangegaan voor een bedrag van € 750 miljoen. De faciliteit werd door dertien banken verspreid over Europa, de Verenigde Staten en Australië verstrekt. De kredietfaciliteit heeft een looptijd van vijf jaar, met twee maal de mogelijkheid tot verlenging van een jaar, waarmee de looptijd maximaal zeven jaar kan bedragen. De eerste verlenging is ingegaan in 2005 en de huidige vervaldatum van deze kredietlijn is 2010.

Reële waarde van kortlopende en langlopende schulden, en afgeleide financiële instrumenten

	31 december 2005		31 december 2004	
	Boekwaarde	Reële waarde	Boekwaarde	Reële waarde
Kort- en langlopende schulden [1]	(1.368)	(1.421)	(1.773)	(1.898)
Niet-achtergestelde converteerbare obligaties [1]	(447)	(447)	(440)	(441)
Perpetuele cumulatieve achtergestelde obligaties [1]	(225)	(233)	(233)	(237)
Afgeleide financiële instrumenten:				
▪ Langlopend te ontvangen	22	22	–	–
▪ Kortlopend te ontvangen	108	108	–	–
▪ Langlopend te betalen	(11)	(11)	–	–
▪ Kortlopend te betalen	(14)	(14)	–	–
▪ Totaal afgeleide financiële instrumenten	105	105	–	–
Renteswaps	–	–	–	33
Valutatermijncontracten	–	–	254	239

[1] Boekwaarde per 31 december 2004 wordt gedefinieerd als de boekwaarde inclusief de cumulatieve rente minus het geactiveerde deel van de uitgiftekosten.

Hieronder zijn de belangrijkste methodes en uitgangspunten samengevat die zijn gebruikt bij de schatting van de reële waarden van bovengenoemde financiële instrumenten:

De reële waarde van de uitstaande kort- en langlopende schulden per balansdatum kan verschillen van de waarde waartegen deze in de balans zijn opgenomen. De reële waarde van de swaps, welke door Wolters Kluwer worden gebruikt om haar valuta- en renterisico's af te dekken (cross-currency swaps en renteswaps), en van de termijncontracten zijn opgenomen in de bovenstaande tabel. Deze reële waarde is vastgesteld op basis van marktinformatie en relevante waarderingsmethoden of officiële noteringen van financiële instellingen.

Een gevoeligheidsanalyse voor de portefeuille van afgeleide financiële instrumenten geeft de volgende resultaten. Een stijging van 1% in de euro en de

U.S. dollar rentepercentages zou naar verwachting de reële waardewijzigingen in de winst- en verliesrekening verhogen met ongeveer € (0,5) miljoen. Een stijging van de waarde van de euro tegen de U.S. dollar met 1% zal naar verwachting geen materiële invloed hebben op de financiële baten en lasten.

De meeste financiële instrumenten kwalificeren voor hedge-accounting (onder IAS 39). Om als hedge accounting verwerkt te kunnen worden moeten de hedge posities zeer effectief zijn. In 2005 is een bedrag van € 0,7 miljoen opgenomen als financiële last in de winst- en verliesrekening als gevolg van ineffectiviteit van hedge-posities.

Personeelsbeloningen

noot 20

Personeelsbeloningen	2005	2004
Pensioenen en uitkeringen na uitdiensttreding	227	186
Overige verplichtingen tijdens/na einde dienstverband	23	31
Totaal	**250**	**217**

VOORZIENINGEN VOOR PENSIOENEN

De voorzieningen voor pensioenen zijn gerelateerd aan de vastgesteld-pensioenregelingen. De volgende gewogen gemiddelde actuariële uitgangspunten zijn toegepast ter bepaling van het totaal van de kosten van de periodieke pensioenen en pensioenregelingen en de nettoverplichtingen.

Actuariële uitgangspunten in %	2005	2004
Pensioenregelingen		
Disconteringsvoet	4,3	4,9
Verwacht rendement op vermogen	5,3	5,8
Gemiddelde stijging van salarissen	3,5	3,5
Regelingen na pensioendatum		
Disconteringsvoet	5,3	6,0
Veronderstelde stijging van de kosten van de gezondheidszorg	5,0	5,0

De gebruikte sterftetafels zijn algemeen aanvaard in de betreffende landen. De gemiddelde salarisstijging is gebaseerd op de niet-gesloten pensioenregelingen. De veronderstelde stijging van medische kosten is gemaximeerd op 5% zoals vastgelegd in de regeling van de groep inzake kosten van de gezondheidszorg na pensioendatum in de Verenigde Staten.

Een verlaging met 0,5% van de disconteringsvoet zou de verplichtingen van deze plannen verhogen met ongeveer € 80 miljoen, en zou de aan het dienstjaar toegerekende pensioenkosten verhogen met circa € 2 miljoen.

Verplichtingen en beleggingen van pensioenregelingen	Pensioenregelingen 2005	Pensioenregelingen 2004	Na pensioendatum 2005	Na pensioendatum 2004
Verplichtingen pensioenregelingen				
Reële waarde per 1 januari [1]	919	816	85	120
Aan het dienstjaar toegerekende pensioenkosten	15	15	2	3
Rentelasten	43	43	4	5
Betaalde uitkeringen	(33)	(31)	(6)	(5)
Actuariële (winst) of verlies	49	100	6	(14)
Deelnemersbijdragen	6	7	0	–
(Winst) of verlies op inperkingen en beëindigingen	0	(18)	0	–
Wijzigingen valutakoersen	30	(18)	13	(7)
Wijzigingen in regelingen	(15)	5	–	(28)
■ Reële waarde per 31 december	1.014	919	104	74
Fondsbeleggingen pensioenregelingen				
Reële waarde per 1 januari [1]	817	727	0	0
Verwacht rendement op fondsbeleggingen	86	67		–
Betaalde uitkeringen	(33)	(34)	(6)	(5)
Werkgeversbijdrage	16	57	6	5
Deelnemersbijdragen	6	7	–	–
Wijziging valutakoersen	26	(7)	–	–
■ Reële waarde per 31 december	918	817	0	0
Saldo fondsbeleggingen en verplichtingen				
Saldo fondsbeleggingen en verplichtingen per 31 december	96	102	104	74
Nog niet in aanmerking genomen past-servicekosten	11	(5)	16	15
■ Nettoverplichting per 31 december	107	97	120	89
Pensioenkosten				
Aan het dienstjaar toegerekende pensioenkosten	15	15	2	3
Rentelasten	43	43	4	5
Verwacht rendement op fondsbeleggingen	(47)	(46)	0	–
Amortisatie niet-opgenomen past-servicekosten	1	–	(1)	(13)
■ **Totaal pensioenlasten**	**12**	**12**	**5**	**(5)**

[1] Een aantal vastgesteld-pensioenregelingen is in 2005 opgenomen als pensioenregelingen en als na-pensioendatumregelingen welke in 2004 werden opgenomen als overige verplichtingen na einde dienstverband.

De winst op inperkingen en beëindigingen van € 15 miljoen heeft betrekking op aanpassingen van het pensioenplan in Nederland waar de pre-pensioen regeling is gewijzigd.

Voorziening voor herstructureringen	**2005**	2004
Stand per 1 januari	33	43
Bij: kortlopende verplichtingen	51	60
▫ Totaal per 1 januari	84	103
Mutaties		
Toevoegingen verantwoord als bijzondere herstructureringslast	20	44
Toevoegingen ten laste van het resultaat uit gewone bedrijfsuitoefening	1	2
▫ Totaal van de toevoegingen	21	46
Aanwending van acquisitievoorzieningen	(3)	(5)
Aanwending van bijzondere herstructureringsvoorzieningen	(45)	(52)
Aanwending van overige herstructureringsvoorzieningen	(3)	(5)
Valutaverschillen en overige mutaties	3	(3)
▫ Totaal van de aanwendingen	(48)	(65)
Stand per 31 december	57	84
Af: kortlopende verplichtingen	(44)	(51)
▫ **Stand per 31 december**	**13**	**33**

Groepsvermogen	Geplaatst aandelen-kapitaal	Agio-reserve	Om-rekenings-reserve	Reserve voor eigen aandelen	Overige reserves	Eigen vermogen	Minder-heids-belangen	Groeps-vermogen
Stand per 1 januari 2004	**35**	**92**	**0**	**(53)**	**578**	**652**	**3**	**655**
Valuta-omrekeningsverschillen			(187)			(187)		(187)
Nettowinst/(verlies) op afdekking netto-investering in buitenlandse dochterondernemingen			40			40		40
Actuariële winst/(verlies) op personeelsbeloningen					(59)	(59)		(59)
Belastingen					17	17		17
Totaal winst/(verlies) rechtstreeks verwerkt in het eigen vermogen	0	0	(147)	0	(42)	(189)	0	(189)
Nettowinst					311	311	0	311
Totaal opgenomen winst/(verlies) voor het jaar	0	0	(147)	0	269	122	0	122
Op aandelen gebaseerde beloningen					11	11		11
Contant dividend 2003					(81)	(81)		(81)
Stockdividend 2003	1	(1)				–		–
Overige wijzigingen		–				–	3	3
Stand per 31 december 2004	**36**	**91**	**(147)**	**(53)**	**777**	**704**	**6**	**710**
Stelselwijziging [1]			0		4	4		4
Stand per 1 januari 2005	**36**	**91**	**(147)**	**(53)**	**781**	**708**	**6**	**714**
Valuta-omrekeningsverschillen			252			252		252
Nettowinst/(verlies) op afdekking netto-investering in buitenlandse dochterondernemingen			(78)			(78)		(78)
Actuariële winst/(verlies) op personeelsbeloningen					3	3		3
Belastingen					(1)	(1)		(1)
Totaal winst/(verlies) rechtstreeks verwerkt in het eigen vermogen	0	0	174	0	2	176	0	176
Nettowinst					260	260	1	261
Totaal opgenomen winst/(verlies) voor het jaar	0	0	174	0	262	436	1	437
Op aandelen gebaseerde betalingen					12	12		12
Contant dividend 2004					(69)	(69)		(69)
Stockdividend 2004	1	(1)				–		–
Uitoefening aandelenopties				12	(1)	11		11
Overige wijzigingen			58		(58)	–	(6)	(6)
Stand per 31 december 2005	**37**	**90**	**85**	**(41)**	**927**	**1.098**	**1**	**1.099**

[1] De stelselwijziging per 1 januari 2005 betreft de toepassing van de IFRSs-richtlijnen op financiële instrumenten (IAS 32 en IAS 39). Deze bedraagt € 4 miljoen, na aftrek van uitgestelde belastingen.

Aandelenkapitaal

Het maatschappelijk aandelenkapitaal bedraagt € 143,04 miljoen, bestaande uit € 71,52 miljoen gewone aandelen (nominale waarde € 0,12) en € 71,52 miljoen preferente aandelen. Het geplaatst aandelenkapitaal bestaat uit gewone aandelen. Het aantal geplaatste gewone aandelen is toegenomen van 297,7 miljoen tot 304,4 miljoen als gevolg van stockdividend. Om het verwateringseffect van aandelenopties per balansdatum in te dekken, heeft de vennootschap per balansdatum 2,1 miljoen ingekochte aandelen. Voor 97% van het geplaatst aandelenkapitaal (295,7 miljoen aandelen) zijn certificaten uitgegeven.

Omrekeningsreserve

De vennootschap heeft er voor gekozen om de cumulatieve valuta omrekeningsverschillen van alle buitenlandse activiteiten op nihil te waarderen per de overgangsdatum (1 januari 2004).

De omrekeningsreserve bevat valutaverschillen als gevolg van de omrekening van de netto-investeringen in buitenlandse activiteiten, alsmede van de daaraan gerelateerde afdekkingen. Indien een buitenlandse activiteit wordt verkocht, worden omrekeningsverschillen die voorheen in het eigen vermogen waren opgenomen alsnog opgenomen in de winst- en verliesrekening als onderdeel van het resultaat op desinvestering.

Reserve voor eigen aandelen

De vennootschap koopt eigen aandelen in om het verwateringseffect van aandelenopties en op aandelen gebaseerde beloningen te beperken. Op aandelen gebaseerde beloningen betreffen de in aandelen af te wikkelen Long-Term Incentive Plannen 2004-2006 en 2005-2007, en het aandelenoptieplan 2003-2010. Ingekochte eigen aandelen worden gewaardeerd tegen kostprijs, die gelijk is aan de marktprijs op aankoopdatum.

Dividend

Ingevolge artikel 29 van de statuten zal, na goedkeuring van de Raad van Commissarissen, het voorstel worden gedaan aan de Algemene Vergadering van Aandeelhouders om een dividend uit te keren van € 0,55 per aandeel in de vorm van contanten of in aandelen (percentage nader te bepalen en bekend te maken op 5 mei 2006). Van het dividend over 2004 van € 0,55 per aandeel is 42,9% uitgekeerd als dividend in contanten (2003: 51,3%).

Aantal aandelen

Zie noot 1 voor een aansluiting van het gemiddeld aantal aandelen en de winst per aandeel.

Op aandelen gebaseerde beloningen

noot 23

Long-Term Incentive Plan (LTIP)

Eind 2003 werd een nieuwe strategie bekendgemaakt waarin waardecreatie centraal staat. Om de beloningsstructuur af te stemmen op deze waardecreatie is een nieuwe prestatiegebonden beloningsregeling in werking getreden voor de leden van de Raad van Bestuur en het senior management. Op grond van de nieuwe regeling worden geen aandelenopties meer toegekend. In plaats daarvan zijn er ingevolge het LTIP aandelen toegekend aan de leden van de Raad van Bestuur en het senior management. De periode tussen de toekenning en het onvoorwaardelijk worden is drie jaar [1]; aan het begin daarvan wordt aan iedere rechthebbende voorwaardelijk een basisaantal aandelen toegekend (de zogenaamde standaarduitkering).

Daadwerkelijke toekenningen zullen tussen de 0% en 150% van het basisaantal liggen; het desbetreffende percentage is afhankelijk van de door de

[1] Voor een voormalig lid van de Raad van Bestuur is deze periode voor het LTIP 2004-2006 twee jaar.

vennootschap gerealiseerde Total Shareholder Return (TSR), vergeleken met de TSR van een vooraf bepaalde groep van 15 vergelijkbare ondernemingen. Voor verdere informatie wordt verwezen naar het Remuneratierapport op pagina 64. De kosten van het LTIP worden naar rato ten laste van de winst- en verliesrekening gebracht over de looptijd van de regeling. De toekenning wordt onvoorwaardelijk indien de deelnemer aan het einde van de looptijd van de regeling nog steeds in dienst is (31 december van het laatste jaar van de regeling). Deze voorwaarden en bepalingen gelden voor alle regelingen (LTIP 2004-2006 en LTIP 2005-2007).
In 2005 is een bedrag van € 11,8 miljoen als personeelskosten ten laste van de winst- en verliesrekening gebracht (2004: € 7,6 miljoen).

Basisaantal aandelen

bij een uitkering van 100%	LTIP 2004-2006	LTIP 2005-2007	Totaal
Aantal uitstaande aandelen per 1 januari 2005	1.494.000	0	1.494.000
Onder voorbehoud toegekend	–	1.547.000	1.547.000
Uitgekeerd	(120.000)	–	(120.000)
Vervallen	(115.000)	(91.500)	(206.500)
Uitstaand per 31 december 2005	**1.259.000**	**1.455.500**	**2.714.500**

De 120.000 uitgekeerde aandelen in 2005 zullen in 2006 worden geleverd. De reële waarde per aandeel was € 13,58 (LTIP 2004-2006: € 13,10), zoals is bepaald door een extern adviesbureau.

Aandelenoptieregeling

Per 31 december 2005 staan optierechten uit op 5,0 miljoen (certificaten van) gewone aandelen Wolters Kluwer.

Aandelenoptieregelingen	1999	2000	2001	2002	2003	2004	Totaal
Einde uitoefenperiode	2004 en 2005	2005	[2] 2006	2007 en 2009	2010	2011	
Oorspronkelijk aantal opties	578.200	2.505.340	2.729.750	2.912.250	2.778.500	40.000	
Uitoefenkoers (gemiddeld) (€)	42,00	23,50	28,88	23,07	10,55	13,47	
Aantal uitstaande opties per 1 januari 2005	80.000	1.780.160	1.973.750	2.340.250	2.363.500	40.000	8.577.660
Mutaties							
Verlopen/ingetrokken opties	(80.000)	(1.780.160)	(202.750)	(267.500)	(110.500)	–	(2.440.910)
Uitgeoefende opties	–	–	–	–	(1.129.500)	–	(1.129.500)
Aantal uitstaande opties per 31 december 2005	**0**	**0**	**1.771.000**	**2.072.750**	**1.123.500**	**40.000**	**5.007.250**

[2] De Franse optieplannen voor 2001 en 2002 verlopen respectievelijk in 2007 en 2008.

Tot 1 januari 2004 kwamen de leden van de Raad van Bestuur en circa 400 managers in aanmerking voor een aandelenoptieregeling. Vóór 1 januari 2004 toegekende optierechten zijn niet afgeschaft. Na die datum zijn geen nieuwe aandelenopties toegekend met uitzondering van de op grond van een vertrekregeling uit 2004 aan een voormalig lid van de Raad van Bestuur toegekende 40.000 aandelenopties. Dienovereenkomstig wordt geen pro-forma informatie over de waarde van de opties gepresenteerd.

Opties worden toegekend tegen reële waarde per toekenningsdatum. Iedere optie geeft recht op de aankoop van één aandeel tegen de koers per toekenningsdatum. De uitoefenperiode begint tenminste twee jaar nadat de opties zijn toegekend tot maximaal vijf jaar of in sommige gevallen zes jaar. De looptijd van de na augustus 2002 toegekende opties is zeven jaar.

Transacties met verbonden partijen

noot 24

Dochterondernemingen (de vennootschap heeft een lijst van dochterondernemingen gedeponeerd bij het Handelsregister in Amsterdam), geassocieerde deelnemingen (zie noot 12) en leden van de Raad van Commissarissen en de Raad van Bestuur hebben de hoedanigheid van verbonden partij van de groep.

Transacties met verbonden partijen worden op zakelijke grondslag verricht, op voorwaarden die vergelijkbaar zijn met die voor transacties met derden. Geassocieerde deelnemingen hebben goederen gekocht van de groep voor een bedrag van € 8 miljoen (2004: € 8 miljoen).

Voorwaardelijke verplichtingen

noot 25

De groep huurt een aantal kantoren op basis van operationele lease. Over het algemeen gaat het hierbij om looptijden van 10 jaar, met een optie tot verlenging. De leasebetalingen wordt verhoogd op basis van de marktprijzen. Geen van de leaseovereenkomsten bevat voorwaardelijke huurverplichtingen. Per 31 december 2005 bedragen de jaarlijkse huur- en operationele leaseverplichtingen € 69 miljoen (2004: € 79 miljoen). De verplichtingen hebben een gemiddelde looptijd van circa 5,9 jaar (2004: 5,4 jaar).

Niet-opzegbare operationele leasetermijnen kunnen als volgt worden gespecificeerd:

Niet-opzegbare operationele leasetermijnen	**2005**	2004
Minder dan een jaar	7	4
Tussen een en vijf jaar	21	10
Meer dan vijf jaar	62	51

Een gedeelte van het gehuurde onroerend goed wordt door de groep onderverhuurd. Hiervoor worden naar verwachting betalingen ontvangen van € 2 miljoen in het volgende boekjaar. De groep heeft een voorziening van € 1 miljoen opgenomen voor deze sub-leaseovereenkomsten (zie noot 21).

Garanties

Per 31 december 2005 bedragen de garantieverplichtingen inzake aan beroepsorganisaties te betalen royalties over de komende jaren circa € 5 miljoen (2004: € 13 miljoen).

Op grond van artikel 403, boek 2 BW heeft de vennootschap zich hoofdelijk aansprakelijk gesteld voor de uit rechtshandelingen van een aantal dochterondernemingen voortvloeiende schulden. De daartoe strekkende verklaringen zijn ter inzage gelegd ten kantore van het Handelsregister waar de rechtspersoon waarvoor de aansprakelijkstelling is geschied, zijn zetel heeft.

De vennootschap heeft zich voor een totaalbedrag van € 106 miljoen (2004: € 40 miljoen) formeel garant gesteld voor bankkredietfaciliteiten verstrekt aan enkele buitenlandse deelnemingen. Per 31 december 2005 is geen gebruikgemaakt van deze kredietlijnen (2004: € 0,5 miljoen).

Per 31 december 2005 zijn op verzoek van Wolters Kluwer of haar dochterondernemingen, in totaal voor € 4,3 miljoen (2004: € 6,4 miljoen) aan overige bankgaranties verstrekt. Deze garanties hebben hoofdzakelijk betrekking op de huur van onroerend goed.

Overig

De vennootschap maakt deel uit van een Nederlandse fiscale eenheid en is hoofdelijk aansprakelijk voor de belastingschulden van deze fiscale eenheid.

In december 2004 heeft de venootschap overeenstemming bereikt met Perot Systems Corporation inzake een zevenjarige overeenkomst voor data center management, back-office support en overige automatiseringsdiensten.
De totale waarde van de overeenkomst bedraagt $ 200 miljoen (€ 170 miljoen). Echter, de overeenkomst, met inbegrip van de bepalingen en voorwaarden, is momenteel onderwerp van discussie.

Honoraria externe accountant

noot 26

Het totale bedrag van de door de externe accountant KPMG in rekening gebrachte honoraria voor diensten verleend in 2005 en 2004, is als volgt:

Totale bedrag honoraria

in miljoenen euro's	**2005**	2004
Honoraria voor accountantscontrole	4	5
Honoraria voor controlegerelateerde diensten	1	1
Honoraria voor belastingadvies	2	2
Totaal	**7**	**8**

De honoraria voor accountantscontrole betreffen de vergoeding voor de controle van de geconsolideerde en de lokale vennootschappelijke jaarrekeningen. Controlegerelateerde diensten houden voornamelijk verband met overnames en desinvesteringen en niet-verplichte certificeringsdiensten.

Bezoldiging van de Raad van Bestuur en Raad van Commissarissen

noot 27

Voor meer informatie omtrent het bezoldigingsbeleid wordt verwezen naar het rapport van de Selectie- en Remuneratiecommissie van de Raad van Commissarissen in dit jaarverslag.

BEZOLDIGING LEDEN RAAD VAN BESTUUR

Bezoldiging leden Raad van Bestuur *in duizenden euro's*	Salaris	Bonus	Pensioen	Sociale verzekeringen	Overige uitkeringen	Brutering [1]	**2005** [2]	2004
N. McKinstry, *voorzitter*	820	588	169	26	181	133	1.917	1.979
B.L.J.M. Beerkens	546	341	98	9	47	–	1.041	1.138
J.M. Detailleur	467	292	263	93	109	–	1.224	1.270
H.J. Yarrington [3]	–	–	–	–	–	–	–	1.307
Totaal	**1.833**	**1.221**	**530**	**128**	**337**	**133**	**4.182**	**5.694**

[1] Brutering is gerelateerd aan de inkomstenbelasting die voor rekening van de vennootschap komt als gevolg van de overeenkomst tussen de vennootschap en mevrouw McKinstry inzake de belastingegalisatie voor salaris en overige uitkeringen betaald in 2005.
[2] De kosten, die ten laste van de vennootschap zijn gekomen inzake de Long-Term Incentive Plannen zijn niet begrepen in de bezoldiging van de leden van de Raad van Bestuur omdat het om een voorwaardelijke toekenning gaat.
[3] Per 1 januari 2005 is de heer H.J. Yarrington gepensioneerd als lid van de Raad van Bestuur.

Bovengenoemde bonussen over 2005 zijn gebaseerd op de prestaties in 2005 en zullen in 2006 worden uitbetaald.

Bovengenoemde pensioenbijdragen over 2005 betreffen de pensioenlasten over dat jaar.

In 2005 heeft de vennootschap € 0,7 miljoen betaald aan voormalige leden van de Raad van Bestuur. Tevens werden 120.000 aandelen toegekend aan een voormalig lid van de Raad van Bestuur ingevolge het LTIP 2004-2006.

Per balansdatum heeft de heer J.M. Detailleur 834 certificaten van gewone aandelen Wolters Kluwer in eigendom.

LONG-TERM INCENTIVE PLAN (LTIP) LEDEN RAAD VAN BESTUUR

In 2005 zijn, onder de voorwaarden van het LTIP 2004-2006 en 2005-2007 (zie het Remuneratierapport), aan de leden van de Raad van Bestuur de volgende aantallen aandelen (op basis van een uitkering van 100%) voorwaardelijk toegekend:

Oorspronkelijk aantal aandelen *bij een uitkering van 100%*	Voorwaardelijk toegekend LTIP 2004-2006	Voorwaardelijk toegekend LTIP 2005-2007	Totaal voorwaardelijk toegekend per 31 december 2005
N. McKinstry, *voorzitter*	200.000	200.000	400.000
B.L.J.M. Beerkens	80.000	80.000	160.000
J.M. Detailleur	80.000	80.000	160.000
Totaal	**360.000**	**360.000**	**720.000**

De reële waarde per voorwaardelijk toegekend aandeel in 2005 bedroeg € 13,58 (LTIP 2004-2006: € 13,10). De periode tussen toekenning en het onvoorwaardelijk worden, bedraagt drie jaar.

Aandelenopties Raad van Bestuur	Toekenning	Uitoefen-prijs (€)	1 januari 2005	Afgelopen gedurende het jaar	Uitgeoefend gedurende het jaar	31 december 2005	Einde uitoefen-periode
N. McKinstry, *voorzitter*	2001	29,16	100.000			100.000	2006
	2002	24,00	90.000			90.000	2007
	2002	18,27	80.000			80.000	2009
	2003	13,00	80.000			80.000	2010
B.L.J.M. Beerkens	2003	10,10	15.000			15.000	2010
	2003	13,00	40.000			40.000	2010
J.M. Detailleur	1999	43,18	80.000	(80.000)		0	2005
	2000	23,32	80.000	(80.000)		0	2005
	2000	24,06	32.400	(32.400)		0	2005
	2001	29,16	20.000			20.000	2006
	2001	29,16	60.000			60.000	2007
	2002	24,00	5.000			5.000	2007
	2002	24,00	55.000			55.000	2008
	2002	18,27	40.000			40.000	2009
	2003	13,00	40.000			40.000	2010
■ **Totaal**			**817.400**	**(192.400)**	**–**	**625.000**	

BEZOLDIGING LEDEN RAAD VAN COMMISSARISSEN

Bezoldiging leden Raad van Commissarissen *in duizenden euro's*	Lid van Selectie en Remuneratie-commissie	Lid van Audit Commissie	Bezoldiging **2005**	Bezoldiging 2004
H. de Ruiter, *voorzitter*	▫	▫	55	48
J.V.M. Pennings, *plaatsvervangend voorzitter*	▫		42	40
A. Baan	▫	▫	46	38
L.P. Forman			14	–
A.J. Frost			37	30
K.A.L.M. Van Miert			12	30
H. Scheffers		▫	42	34
P.N. Wakkie			27	–
N.J. Westdijk		▫	14	35
■ **Totaal**			**289**	**255**

De heer Wakkie werd tot lid van de Raad van Commissarissen benoemd door de Algemene Vergadering van Aandeelhouders van 14 april 2005. De heer Forman werd benoemd tot commissaris door de Buitengewone Vergadering van Aandeelhouders van 15 augustus 2005. De heren Van Miert en Westdijk zijn in april 2005 teruggetreden.

De Commissarissen hebben geen (certificaten van) aandelen in hun bezit.

Schattingen en aannames

Bij het opmaken van de jaarrekening conform IFRSs is het management genoodzaakt schattingen en aannames te maken en veronderstellingen te doen die van invloed kunnen zijn op de toepassing van grondslagen en de waardering van (voorwaardelijke) activa en passiva per balansdatum en op de verantwoorde baten en lasten gedurende het verslagjaar. De werkelijke resultaten kunnen afwijken van deze schattingen.

Grondslagen die een belangrijk effect op de presentatie van de financiële positie en financiële resultaten van de groep hebben en waarbij schattingen en aannames noodzakelijk zijn, worden hieronder uiteengezet.

Opbrengstverantwoording

Bij de verantwoording van de opbrengsten dienen schattingen te worden gemaakt en aannames te worden gedaan voor wat betreft de verwachte retourneringen van klanten of orders die niet worden vernieuwd. De groep neemt een voorziening op voor deze geleverde goederen of diensten op basis van historische percentages. Indien deze percentages een bepaalde limiet overschrijden, worden de opbrengsten pas verantwoord bij ontvangst van betaling of van de order. Opbrengstverantwoording van een combinatie van goederen en diensten vereist een schatting van de reële waarde van de individuele componenten.

Personeelsbeloningen

Wolters Kluwer heeft in bepaalde landen toegezegd-pensioenregelingen lopen en in de Verenigde Staten tevens een regeling voor ziektekosten na uitdiensttreding. De activa en passiva van deze regelingen worden gesaldeerd gepresenteerd in de balans van de groep. De kosten van deze pensioenregelingen en regelingen voor ziektekosten worden opgenomen in de winst- en verliesrekening. Zowel de activa en passiva als de kosten zijn gebaseerd op actuariële en economische veronderstellingen. De belangrijkste economische veronderstellingen zijn:

- Disconteringsvoet;
- *Verwacht rendement op fondsbeleggingen;*
- Gemiddelde stijging salarissen;
- Ontwikkeling in ziektekosten.

Voor de actuariële veronderstellingen worden de sterftetafels gebruikt die normaliter in de verschillende landen worden toegepast. De uittredings- en pensioneringspercentages zijn gebaseerd op door de betreffende entiteiten verstrekte statistieken en worden vergeleken met de statistieken voor de sector waarin zij opereren.

Toetsing op bijzondere waardevermindering en waardering van immateriële activa

Om de reële waarde van bij een overname verworven immateriële activa te schatten, worden de methodes toegepast zoals uiteengezet in de waarderingsgrondslagen.

Deze berekeningen worden gewoonlijk uitgevoerd door een extern adviesbureau, in nauwe samenwerking met het management van de betrokken entiteit. Deze berekeningen vragen om schattingen van kasstroomprojecties en de bepaling van de economische levensduur en het rendement. De schattingen zijn gebaseerd op de *best practices* in de groep en in overeenstemming met gebruikelijke praktijken.

Ingevolge IFRS 3 dient goodwill gewaardeerd te worden tegen kostprijs; de goodwill dient jaarlijks getoetst te worden op bijzondere waardevermindering en indien gebeurtenissen of wijzigingen in omstandigheden erop wijzen dat de goodwill mogelijk een bijzondere waardevermindering heeft ondergaan. Hierbij dient een schatting te worden gemaakt van de disconteringsvoet, de kasstroomprojecties en een eeuwigdurend groeipercentage. Deze schattingen worden gemaakt door het management van de entiteiten die de goodwill op hun balans verantwoorden. De berekeningen zijn gebaseerd op de driejaars business development plannen die door het management van een betreffende entiteit worden opgesteld, en goedgekeurd zijn door Raad van Bestuur van de groep.

De reële waarde van de activa, passiva en voorwaardelijke verplichtingen van een overgenomen entiteit dienen te worden gewaardeerd binnen 12 maanden na de overnamedatum. Dit houdt in dat voor bepaalde overnames, voorlopige reële waarden zijn opgenomen in de balans in afwachting van de uiteindelijke waardering van de identificeerbare activa. De daadwerkelijke waardering van deze activa, passiva en voorwaardelijke verplichtingen kan afwijken van de voorlopige waardering.

Indien in het overnamecontract van een bedrijfscombinatie is bepaald dat de koopprijs kan worden aangepast afhankelijk van eventuele toekomstige gebeurtenissen (earn-outs), wordt door de groep een schatting van een dergelijke aanpassing opgenomen per de overnamedatum, voor zover de earn-out waarschijnlijk is en betrouwbaar kan worden vastgesteld. Dit is gewoonlijk gebaseerd op de schattingen van de toekomstige resultaten van de bedrijfscombinatie.

Verantwoording van winstbelastingen

Vennootschapsbelasting wordt berekend op basis van het resultaat voor belasting, waarbij rekening wordt gehouden met de lokale tarieven en regelgeving. Voor iedere werkmaatschappij wordt de acute belastingdruk berekend en de verschillen tussen de fiscale boekwaarde en de boekwaarde in de balans worden bepaald, hetgeen resulteert in uitgestelde belastingvorderingen of verplichtingen. Deze berekeningen kunnen afwijken van de in de toekomst te ontvangen definitieve belastingaanslagen.

Een uitgestelde belastingvordering moet worden opgenomen voor de carry-forward van geleden fiscale verliezen voor zover het waarschijnlijk is dat in de toekomst voldoende belastbare winst beschikbaar zal zijn waarmee de verliezen kunnen worden verrekend. Het management beoordeelt de waarschijnlijkheid van de beschikbaarheid van de toekomstige belastbare winsten waarmee de verliezen kunnen worden verrekend.

Juridische procedures, claims

Voor juridische procedures en claims die zijn ingediend tegen de vennootschap en haar werkmaatschappijen worden alleen reserveringen opgenomen indien een negatieve uitkomst waarschijnlijk is en het bedrag van het verlies redelijkerwijs kan worden bepaald. Indien aan een van de voorwaarden niet is voldaan, wordt de juridische procedure of claim opgenomen als een voorwaardelijke verplichting, indien deze materieel is. De daadwerkelijke uitkomst van een juridische procedure of claim kan afwijken van de geschatte verplichting en kan dus ook van invloed zijn op het uiteindelijke resultaat.

De door het management voorspelde uitkomst en de beoordeling van een mogelijk verlies is gebaseerd op hun aannames en schattingen. Het management roept hierbij meestal de hulp in van juristen en andere specialisten.

Herziening van financiële gegevens over 2004 ingevolge de International Accounting Standards (IAS) en International Financial Reporting Standards (IFRSs)

noot 29

Met de uitvaardiging van Verordening 1606/2002 heeft de Europese Commissie bepaald dat alle beursgenoteerde ondernemingen in de Europese Unie vanaf 1 januari 2005 verplicht zijn de geconsolideerde jaarrekening op te stellen volgens de International Accounting Standards (IAS) en International Financial Reporting Standards (IFRSs).

Daarom heeft Wolters Kluwer het jaarverslag 2005 opgesteld in overeenstemming met IFRSs. Tot en met het jaarverslag over 2004 waren de door Wolters Kluwer gehanteerde grondslagen gebaseerd op de Nederlandse grondslagen (NL GAAP). Aangezien de vennootschap vergelijkende cijfers over één voorgaand jaar opneemt in haar jaarverslag is 1 januari 2004 aangewezen als de overgangsdatum naar IFRSs. Wolters Kluwer heeft IFRSs toegepast zoals bekrachtigd door de Europese Commissie per 31 december 2005, zowel op de cijfers voor 2005 als de aangepaste vergelijkende cijfers over 2004.

IFRS 1 voorziet in een vrijstelling van de verplichting om de financiële gegevens over 2004 aan te passen aan IAS 32 en IAS 39, waarin specifieke aanwijzingen worden gegeven voor de verwerking van financiële instrumenten.
Wolters Kluwer heeft ervoor gekozen gebruik te maken van deze vrijstelling, als gevolg waarvan deze richtlijnen pas vanaf 1 januari 2005 toepassing zullen vinden in de IFRSs-jaarrekening.

Deze toelichting bevat de tekst van de bijlage bij het jaarverslag 2004 met een update van twee kwesties: het effect van IAS 32 en IAS 39 per 1 januari 2005, zoals hierboven vermeld, en de nieuwe mogelijkheid in IAS 19.93A om alle actuariële winsten en verliezen onmiddellijk te verantwoorden in de periode waarin ze plaatsvinden buiten de winst- en verliesrekening.

Belangrijkste effecten van de toepassing van IFRSs

In de afgelopen jaren is reeds een aantal belangrijke IFRSs-richtlijnen doorgevoerd in de grondslagen voor financiële verslaggeving in Nederland. Op grond hiervan heeft Wolters Kluwer haar waarderingsgrondslagen voor de verwerking van omzet (RJ 270, vergelijkbaar met IAS 18) en pensioenen (RJ 271, vergelijkbaar met IAS 19) per 1 januari 2003 gewijzigd. Dientengevolge is de verantwoording van de omzet niet gewijzigd per de overgangsdatum. Tevens zijn de wijzigingen in de verantwoording van pensioenen beperkt.

Voor zover NL GAAP afwijkt van de IFRSs-richtlijnen zijn de aanpassingen in de waarderingsgrondslagen doorgevoerd zoals hierna uiteengezet.
Voor de volledige tekst inzake de op IFRSs gebaseerde waarderingsgrondslagen, inclusief deze aanpassingen vanwege IFRSs, wordt verwezen naar pagina 76 van dit jaarverslag.

De toepassing van IFRSs heeft voornamelijk effect op:

- Op aandelen gebaseerde betalingen;
- Bedrijfscombinaties;
- Presentatie;
- Kasstroomoverzicht;
- Belastingen;
- Personeelsbeloningen;
- Financiële instrumenten.

Het dient te worden benadrukt dat IFRSs niet van invloed zijn op de totale kasstroom van de groep. Bovendien zal de toepassing van IFRSs naar verwachting geen effect hebben op het dividendbeleid, zoals de vennootschap eerder bekendgemaakt heeft.

Vrijstellingen van IFRSs

Ingevolge IFRS 1 mogen ondernemingen bij de overgang naar IFRSs een beroep doen op een of meer vrijstellingen.

Wolters Kluwer maakt gebruik van de volgende vrijstellingen:

a Bedrijfscombinaties: de vennootschap heeft IFRS 3 niet met terugwerkende kracht toegepast op overnames vóór de overgangsdatum;

b Personeelsbeloningen: de vennootschap heeft ervoor gekozen om alle actuariële resultaten per overgangsdatum te verwerken;

c Cumulatieve valuta-omrekeningsverschillen: de vennootschap heeft ervoor gekozen om per overgangsdatum de cumulatieve-valutaomrekeningsverschillen voor alle buitenlandse activiteiten op nihil te waarderen;

d Op aandelen gebaseerde betalingen: de vennootschap heeft ervoor gekozen om IFRS 2 inzake op aandelen gebaseerde betalingen niet toe te passen op aandelenopties die op of vóór 7 november 2002 zijn toegekend.

Overzicht van de gevolgen

geheel 2004

in miljoenen euro's (tenzij anders vermeld)	IFRSs	NL GAAP	Verschil
Netto-omzet	3.261	3.261	-
Bedrijfsresultaat	407	239	168
Nettoresultaat	311	135	176
Verwaterde WPA (€)	1,04	0,46	0,58
Eigen vermogen per 1 januari 2004	652	861	(209)
Eigen vermogen per 31 december 2004	704	775	(71)
Eigen vermogen per 1 januari 2005	708	775	(67)
Benchmarkcijfers			
Gewoon EBITA	516	521	(5)
Gewoon nettoresultaat	307	311	(4)
Verwaterde gewone WPA (€)	1,02	1,04	(0,02)
Vrij besteedbare kasstroom	456	456	-

BESCHRIJVING VAN DE WIJZIGINGEN IN DE GRONDSLAGEN VOOR DE WAARDERING EN RESULTAATBEPALING

IFRS 2 Op aandelen gebaseerde betalingen

IFRS 2 verplicht een entiteit de gevolgen van op aandelen gebaseerde betalingstransacties in de winst- en verliesrekening en balans op te nemen.
Wolters Kluwer heeft besloten gebruik te maken van de door IFRS 1 geboden overgangsregeling op basis waarvan de toepassing van IFRS 2 op aandelenopties achterwege gelaten mag worden indien deze op of vóór 7 november 2002 zijn toegekend. De aansluiting met IFRSs heeft daarom alleen betrekking op de aandelenopties die na 7 november 2002 zijn toegekend. Hiervoor is een last van € 3 miljoen opgenomen in de herziene winst- en verliesrekening over 2004.

Ingevolge NL GAAP dienen ondernemingen ook de kosten van aandelen die (voorwaardelijk) zijn toegekend aan werknemers te verantwoorden. In de NL GAAP-jaarrekening 2004 heeft Wolters Kluwer gekozen voor toepassing van de door IFRS 2 voorgeschreven methode voor de berekening van de kosten van het Long-Term Incentive Plan 2004-2006. Dientengevolge is er geen verschil tussen de Nederlandse grondslagen en IFRSs.

IFRS 3 Bedrijfscombinaties

Ingevolge IFRS 3 dient goodwill gewaardeerd te worden tegen kostprijs; de goodwill dient jaarlijks getoetst te worden op bijzondere waardevermindering en indien gebeurtenissen of wijzigingen in omstandigheden erop wijzen dat de goodwill mogelijk een bijzondere waardevermindering heeft ondergaan. Wolters Kluwer maakt gebruik van de overgangsregeling zoals voorzien in IFRS 1, waarbij het mogelijk is IFRS 3 vanaf 1 januari 2004 toe te passen. IFRS 3 en de bijbehorende overgangsregeling hebben tot gevolg dat alle volgens NL GAAP verantwoorde goodwill per 1 januari 2004 wordt bevroren. De amortisatie met betrekking tot goodwill is in de winst- en verliesrekening 2004 teruggedraaid. Dientengevolge is de amortisatielast van goodwill en uitgaverechten gedaald met € 173 miljoen. Aangezien een deel van de goodwill ook fiscaal is afgeschreven, is de belastingbate tevens teruggedraaid in de winst- en verliesrekening. Hierdoor is de belastingdruk gestegen met € 18 miljoen. Het effect op het nettoresultaat bedraagt € 155 miljoen.

De uitgaverechten die zijn verkregen als gevolg van bedrijfscombinaties voldoen aan de criteria van IFRS 3. De beoordeling van aanwijzingen voor een mogelijke bijzondere waardevermindering die wordt voorgeschreven door IFRSs komt overeen met de procedure die Wolters Kluwer voorheen heeft gevolgd met betrekking tot de goodwill en uitgaverechten ingevolge de Nederlandse grondslagen. De op de overgangsdatum uitgevoerde beoordeling heeft niet geleid tot de verantwoording van aanvullende waardeverminderingen.
Ingevolge IFRSs kunnen reorganisatievoorzieningen niet meer als onderdeel van de verwerking van acquisities worden verantwoord.

IAS 1 Presentatie van de jaarrekening

Saldering
Ingevolge IAS 1 mogen activa en passiva niet worden gesaldeerd, tenzij saldering op grond van een andere richtlijn of interpretatie is voorgeschreven of toegestaan.

Wolters Kluwer saldeerde ingevolge NL GAAP handelsdebiteuren en leveringsverplichtingen voor zover de bedragen betrekking hadden op nog niet vervallen facturen voor abonnementen.

Als gevolg van IAS 1 worden handelsdebiteuren en leveringsverplichtingen niet langer gesaldeerd, waarmee per 1 januari 2004 een bedrag van € 218 miljoen gemoeid is, en per 31 december 2004 een bedrag € 219 miljoen.

Uitgestelde belastingen
Uitgestelde belastingvorderingen worden opgenomen onder de financiële activa. Dientengevolge is een bedrag van € 37 miljoen geherrubriceerd van vorderingen naar financiële activa per 1 januari 2004 (€ 40 miljoen per 31 december 2004).

Vorderingen uit hoofde van termijncontracten
Vorderingen uit hoofde van termijncontracten die naar verwachting na meer dan één jaar zullen worden gerealiseerd, dienen te worden opgenomen onder de financiële vaste activa. Dientengevolge is een bedrag van € 219 miljoen geherrubriceerd van vorderingen naar financiële vaste activa per 1 januari 2004 (€ 136 miljoen per 31 december 2004).

IAS 7 Kasstroomoverzicht

IAS 7 bevat richtlijnen voor de presentatie van het kasstroomoverzicht.
Alle betalingen aan werknemers en leveranciers dienen te worden opgenomen als kasstromen uit operationele activiteiten. Als gevolg hiervan is de kasstroom uit acquisitievoorzieningen geherrubriceerd naar kasstroom uit operationele activiteiten.
Ontvangsten en betalingen uit termijncontracten dienen op dezelfde manier te worden gerubriceerd als de kasstromen uit de afgedekte posities. Wolters Kluwer heeft voornamelijk derivaten gebruikt ter dekking van de netto-investeringen in de Verenigde Staten. Dientengevolge zijn ontvangsten uit derivaten geherrubriceerd naar kasstromen uit investeringsactiviteiten.

IFRS 1 / IAS 12 Belastingen

Ingevolge IAS 12 dient een uitgestelde belastingverplichting te worden opgenomen voor vrijwel alle verschillen tussen de boekwaarde van een actief of verplichting volgens de bedrijfseconomische en fiscale balans.
Een uitgestelde belastingverplichting dient daarom te worden opgenomen met betrekking tot uitgaverechten die zijn verworven als onderdeel van een bedrijfscombinatie. Volgens de overgangsregels van IFRSs, dienen de goodwill en de (boekwaarde van de) uitgaverechten niet te worden aangepast voor de overgang op IFRSs, behalve in specifieke omstandigheden. Op grond hiervan is geconcludeerd dat de uitgestelde belastingverplichting op de uitgaverechten ten laste van het eigen vermogen moet worden gebracht.

Derhalve is een uitgestelde belastingverplichting van € 221 miljoen ten laste van het eigen vermogen gebracht voor de uitgaverechten die in de balans per 1 januari 2004 waren verantwoord. In 2004 is een bate opgenomen van € 25 miljoen die samenhangt met belastingen op uitgaverechten.

In 2004 werd € 11 miljoen aan goodwill toegevoegd voor de uitgestelde belastingverplichting op de verworven uitgaverechten die in 2004 als zodanig zijn verantwoord.

Deze uitgestelde belastingverplichting zal naar verwachting niet leiden tot daadwerkelijke betalingen.

IAS 19 Personeelsbeloningen

Pensioenen
Sinds 1 januari 2003 past Wolters Kluwer RJ 271 toe. De gevolgen van deze richtlijn voor Wolters Kluwer zijn vergelijkbaar met die van IAS 19.

Wolters Kluwer heeft ervoor gekozen om de overgangsregeling zoals voorzien in IFRS 1 toe te passen ten gevolge waarvan alle cumulatieve actuariële resultaten per 1 januari 2004 worden verantwoord in de voorziening; de amortisatiebaten van dergelijke actuariële resultaten onder NL GAAP in 2004 zijn daarom geëlimineerd uit de winst- en verliesrekening onder IFRSs in 2004.

Als gevolg hiervan is de pensioenvoorziening op de balans per 1 januari 2004 gedaald met € 23 miljoen. De pensioenkosten zijn met € 2 miljoen toegenomen, hetgeen heeft geleid tot een daling van het nettoresultaat van 2004 met € 1 miljoen, waarbij rekening is gehouden met een belastingbate van € 1 miljoen.

In overeenstemming met IAS 19.93A, zoals bekrachtigd door de Europese Unie in 2005, heeft de vennootschap ervoor gekozen om alle actuariële resultaten onmiddellijk te verantwoorden in de periode waarin zij zich voordoen, buiten de winst- en verliesrekening. Als gevolg hiervan is de pensioenvoorziening per 31 december 2004 verhoogd met € 38 miljoen.

Overige personeelsbeloningen
Ingevolge IAS 19 dient een voorziening te worden getroffen voor langetermijn personeelsbeloningen zoals jubileumuitkeringen of andere voordelen die samenhangen met een langdurig dienstverband.

NL GAAP heeft hiervoor geen specifieke regels. Daarom heeft Wolters Kluwer deze lasten op kasbasis opgenomen, behalve voor een aantal ondernemingen die reeds een voorziening hebben opgenomen voor langetermijn personeelsbeloningen. Deze voorzieningen werden voorheen als overige kortlopende verplichtingen verantwoord, en zullen worden geherrubriceerd naar voorzieningen onder IFRSs.
Dientengevolge heeft Wolters Kluwer een voorziening getroffen van € 4 miljoen voor beloningen die samenhangen met een langdurig dienstverband.

Het effect van bovengenoemde correcties op het eigen vermogen, na aftrek van de daarop betrekking hebbende uitgestelde belastingen, is een stijging van € 12 miljoen per 1 januari 2004 en een daling van € 30 miljoen per 31 december 2004.

IAS 32 en IAS 39 Financiële instrumenten

IAS 32 en IAS 39 bevatten richtlijnen voor de presentatie, toelichting en waardering van financiële instrumenten.
IFRS 1 bevat een vrijstelling van de verplichting om de vergelijkende cijfers over 2004 aan te passen conform IAS 32 en IAS 39. Aangezien Wolters Kluwer een beroep doet op deze vrijstelling zijn de Nederlandse richtlijnen consequent toegepast op de vergelijkende cijfers over 2004.

Het totale effect van de toepassing van IAS 32 en IAS 39 op het eigen vermogen per 1 januari 2005 is een verhoging van € 4 miljoen (€ 6 miljoen voor belastingen verminderd met € 2 miljoen uitgestelde belastingen).

De belangrijkste financiële gevolgen van de toepassing van IAS 32 en IAS 39 per 1 januari 2005 zijn voor Wolters Kluwer:

- Waardering van derivaten tegen reële waarde. Tenzij hedge-accounting wordt toegepast, zullen mutaties in de reële waarde effect hebben op het nettoresultaat;
- Verantwoording van de converteerbare obligatie tegen reële waarde, waarbij de wijzigingen in de reële waarde worden opgenomen in de winst- en verliesrekening;
- Waardering van financiële activa en passiva, die de volledige looptijd worden aangehouden tegen de geamortiseerde kostprijs inclusief de transactiekosten, tenzij hedge-accounting wordt toegepast;
- Positieve en negatieve banksaldi van een rechtspersoon bij een bank worden niet langer gesaldeerd, zelfs indien deze saldi onderdeel uitmaken van een *notional cash pool*, tenzij er een in rechte afdwingbaar recht bestaat om de bedragen te salderen en de rechtspersoon van plan is deze op nettobasis te verrekenen of het actief te realiseren en de verplichting tegelijkertijd te verrekenen. Dit leidt tot een stijging van het kassaldo en in de bankschulden in rekening courant voor hetzelfde bedrag.

De groep heeft er voor gekozen om haar niet-achtergestelde converteerbare obligatie te waarderen tegen reële waarde, zoals bekrachtigd door de Europese Unie in 2005, in plaats van deze converteerbare obligatie te beschouwen als een samengesteld financieel instrument waarvan de schuldcomponent gewaardeerd wordt tegen de geamortiseerde kostprijs.
De eerste toepassing van deze mogelijkheid van reële waarde voor de niet-achtergestelde converteerbare obligatie heeft geleid tot een verlaging van het vermogen van € 1 miljoen.

De resterende verhoging van het vermogen met € 5 miljoen houdt verband met de opname van verplichtingen tegen geamortiseerde kostprijs en de opname van afgeleide financiële instrumenten tegen reële waarde.

Aansluiting eigen vermogen per 1 januari 2004

Eigen vermogen per 1 januari 2004 ingevolge NL GAAP	861
Belastingen	(221)
Personeelsbeloningen	12
▪ **Eigen vermogen ingevolge IFRSs per 1 jannuari 2004**	**652**

Aansluiting eigen vermogen per 31 december 2004 en 1 januari 2005

Eigen vermogen per 31 december 2004 ingevolge NL GAAP	775
Bedrijfscombinaties	155
Belastingen	(196)
Personeelsbeloningen	(31)
Valutakoersverschillen	1
▪ **Eigen vermogen ingevolge IFRSs per 31 december 2004**	**704**
Financiële instrumenten	4
▪ **Eigen vermogen ingevolge IFRSs per 1 januari 2005**	**708**

Geconsolideerde balans per 1 januari 2004	NL GAAP	IAS 12	IAS 19	IAS 1	IFRSs
Vaste activa					
Immateriële vaste activa	3.042				3.042
Materiële vaste activa	243				243
Financiële vaste activa	14			256	270
Totaal vaste activa	**3.299**			**256**	**3.555**
Vlottende activa					
Voorraden	146				146
Vorderingen	1.195			(251)	944
Liquide middelen	404				404
Totaal vlottende activa	**1.745**			**(251)**	**1.494**
Kortlopende schulden					
Leveringsverplichtingen	617			218	835
Handelscrediteuren	268				268
Overige kortlopende schulden	468		(1)		467
Totaal kortlopende schulden	**1.353**		**(1)**	**218**	**1.570**
Werkkapitaal	**392**		**1**	**(469)**	**(76)**
Werkzaam vermogen	**3.691**		**1**	**(213)**	**3.479**
Langlopende schulden	**2.521**				**2.521**
Voorzieningen					
Voorziening voor pensioenen	227		(23)		204
Voorziening voor langdurig dienstverband			4		4
Overige verplichtingen na einde dienstverband	28				28
Herstructureringsverplichtingen	43				43
Uitgestelde belastingen	8	221	8	(213)	24
Totaal voorzieningen	**306**	**221**	**(11)**	**(213)**	**303**
Groepsvermogen					
Geplaatst aandelenkapitaal	35				35
Agioreserve	92				92
Niet-uitkeerbare reserve voor omrekeningsverschillen	–				–
Overige reserves	734	(221)	12		525
Eigen vermogen	861	(221)	12	–	652
Minderheidsbelangen	3				3
Totaal groepsvermogen	**864**	**(221)**	**12**	**–**	**655**
Totaal financiering	**3.691**	**0**	**1**	**(213)**	**3.479**

Geconsolideerde winst- en verliesrekening 2004	2004 NL GAAP	Bedrijfs-combinaties IFRS 3	Belastingen IAS 12	Beloning in aandelen IFRS 2	Personeels-beloningen IAS 19	2004 IFRSs
Netto-omzet	3.261					3.261
Kostprijs van de omzet	1.243					1.243
▪ **Bruto-omzetresultaat**	**2.018**					**2.018**
Verkoopkosten	532					532
Algemene beheerskosten						
▪ Algemene operationele kosten	965			3	2	970
▪ Amortisatie goodwill en uitgaverechten	238	(173)				65
▪ Bijzondere herstructureringslast	44					44
▪ Som der bedrijfslasten	1.779	(173)		3	2	1.611
▪ **Bedrijfsresultaat**	**239**	**173**		**(3)**	**(2)**	**407**
Resultaat desinvesteringen	71		3			74
Opbrengst van effecten	6					6
Rentebaten	14					14
Rentelasten	(111)					(111)
▪ **Resultaat voor belastingen**	**219**	**173**	**3**	**(3)**	**(2)**	**390**
Belastingen	(85)	(18)	22		1	(80)
Nettoresultaat geassocieerde deelnemingen	1					1
▪ **Resultaat na belastingen**	**135**	**155**	**25**	**(3)**	**(1)**	**311**
Minderheidsbelangen	–					0
▪ **Nettoresultaat**	**135**	**155**	**25**	**(3)**	**(1)**	**311**
Winst per aandeel (€)	0,46					1,05
Verwaterde winst per aandeel (€)	0,46					1,04

Geconsolideerde balans per 31 december 2004 en 1 januari 2005	31 december 2004 NL GAAP	Bedrijfscombinaties IFRS 3	Belastingen IAS 12	Beloning in aandelen IFRS 2	Personeelsbeloningen IAS 19 [1]	Presentatie IAS 1 [1]
Vaste activa						
Immateriële vaste activa	2.639	173	11			
Materiële vaste activa	208					
Financiële vaste activa	97					176
▫ **Totaal vaste activa**	**2.944**	**173**	**11**			**176**
Vlottende activa						
Voorraden	134					
Vorderingen	1.031					(123)
Liquide middelen	687					
▫ **Totaal vlottende activa**	**1.852**					**(123)**
Kortlopende schulden						
Leveringsverplichtingen	586					219
Handelscrediteuren	318					
Overige kortlopende schulden	800				(1)	12
▫ **Totaal kortlopende schulden**	**1.704**				**(1)**	**231**
▫ **Werkkapitaal**	**148**				**1**	**(354)**
▫ **Werkzaam vermogen**	**3.092**	**173**	**11**	**0**	**1**	**(178)**
▫ **Langlopende schulden**	**2.093**					
Voorzieningen						
Voorziening voor pensioenen	148				38	
Voorziening voor langdurig dienstverband					4	
Overige verplichtingen na einde dienstverband	27					
Herstructureringsverplichtingen	33					
Uitgestelde belastingen	10	18	207		(10)	(178)
▫ **Totaal voorzieningen**	**218**	**18**	**207**		**32**	**(178)**
Groepsvermogen						
Geplaatst aandelenkapitaal	36					
Agioreserve	91					
Niet-uitkeerbare reserve voor omrekeningsverschillen	(148)					
Overige reserves	661		(221)	3	(30)	
Onverdeeld nettoresultaat	135	155	25	(3)	(1)	
▫ Eigen vermogen	775	155	(196)	0	(31)	
Minderheidsbelangen	6					
▫ **Totaal groepsvermogen**	**781**	**155**	**(196)**	**0**	**(31)**	
▫ **Totaal financiering**	**3.092**	**173**	**11**	**0**	**1**	**(178)**

[1] De personeelsbeloningen en presentatie zijn aangepast, vergeleken met de bijlage van het jaarverslag 2004, als gevolg van de toepassing van IAS 19.93A, zoals bekrachtigd door de EU in 2005.

Valuta omreken-verschillen	31 december 2004 IFRSs	Financiële instrumenten IAS 32/39	1 januari 2005 IFRSs
(11)	2.812		2.812
	208		208
	273	13	286
(11)	**3.293**	**13**	**3.306**
	134		134
	908	(11)	897
	687		687
	1.729	**(11)**	**1.718**
	805		805
	318		318
	811	(16)	795
	1.934	**(16)**	**1.918**
	(205)	**5**	**(200)**
(11)	**3.088**	**18**	**3.106**
	2.093	**12**	**2.105**
	186		186
	4		4
	27		27
	33		33
(12)	35	2	37
(12)	**285**	**2**	**287**
	36		36
	91		91
1	(147)		(147)
	413	4	417
	311		311
1	704	4	708
	6	–	6
1	**710**	**4**	**714**
(11)	**3.088**	**18**	**3.106**

Geconsolideerd kasstroomoverzicht over 2004	NL GAAP	Herzieningen	IFRS
Bedrijfsresultaat	239	168	407
Afschrijvingen	103		103
Amortisatie goodwill en uitgaverechten	238	(173)	65
Bijzondere herstructureringslast	44		44
Autonome veranderingen in werkkapitaal	107		107
Kasstroom uit bedrijfsoperaties	**731**	**(5)**	**726**
Betaalde financieringslasten	(62)		(62)
Betaalde vennootschapsbelasting	(83)		(83)
Aanwending van reorganisatievoorzieningen	(55)	(5)	(60)
Overige	3	5	8
	(197)	–	(197)
Kasstroom uit operationele activiteiten	**534**	**(5)**	**529**
Netto-investeringen in vaste activa	(73)		(73)
Aanwending van acquisitievoorzieningen	(5)	5	–
Acquisitiebestedingen	(56)		(56)
Ontvangsten uit desinvesteringen	(5)		(5)
Kasstroom uit derivaten	–	35	35
Kasstroom uit investeringsactiviteiten	(139)	40	(99)
Kasstroomoverschot	**395**	**35**	**430**
Kasstroom uit derivaten	35	(35)	–
Mutaties langlopende leningen	(418)		(418)
Mutaties kortlopende leningen	353		353
Dividenduitkeringen	(83)		(83)
Dividend op eigen aandelen	2		2
Kasstroom uit financieringsactiviteiten	(111)	(35)	(146)
Nettokasstroom	**284**	**–**	**284**
Liquide middelen per 1 januari	404		404
Koersverschillen op liquide middelen	(1)		(1)
	403		**403**
Liquide middelen per 31 december	**687**	**–**	**687**

Gesegmenteerde informatie	Geheel 2004		
	NL GAAP	Herzieningen	IFRSs
Netto-omzet			
Health	623	–	623
Corporate & Financial Services	437	–	437
Tax, Accounting & Legal	596	–	596
Legal, Tax & Regulatory Europe	1.296	–	1.296
Education	309	–	309
▪ **Totaal netto-omzet**	**3.261**	–	**3.261**
Bedrijfsresultaat			
Health	51	39	90
Corporate & Financial Services	58	14	72
Tax, Accounting & Legal	31	71	102
Legal, Tax & Regulatory Europe	97	35	132
Education	47	4	51
Hoofdkantoor	(45)	5	(40)
▪ **Totaal bedrijfsresultaat**	**239**	**168**	**407**
Gewoon EBITA			
Health	103	–	103
Corporate & Financial Services	83	(1)	82
Tax, Accounting & Legal	139	(1)	138
Legal, Tax & Regulatory Europe	183	–	183
Education	52	–	52
Hoofdkantoor	(39)	(3)	(42)
▪ **Totaal gewoon EBITA**	**521**	**(5)**	**516**

Ingevolge IFRSs is het bedrijfsresultaat over 2004 per saldo € 168 miljoen hoger vanwege het terugdraaien van de amortisatie op goodwill (€ 173 miljoen), de hogere pensioenlasten bij de divisies Tax, Accounting & Legal (€ 1 miljoen) en Corporate & Financial Services (€ 1 miljoen) en de kosten van de beloning in de vorm van aandelen (€ 3 miljoen) bij het hoofdkantoor, welke betrekking hebben op de in 2003 verstrekte aandelenopties.

Gewoon EBITA is herzien voor pensioenlasten bij Tax, Accounting & Legal (€ 1 miljoen) en Corporate & Financial Services (€ 1 miljoen) en voor de kosten van de beloning in de vorm van aandelen (€ 3 miljoen) bij het hoofdkantoor voor de in 2003 verstrekte aandelenopties.

AANSLUITING BENCHMARKCIJFERS

Aansluiting van bedrijfsresultaat met gewoon EBITA	Geheel 2004		
	NL GAAP	Herzieningen	IFRSs
Bedrijfsresultaat	239	168	407
Amortisatie goodwill en uitgaverechten	238	(173)	65
Bijzondere herstructureringslast	44	–	44
Gewoon EBITA	**521**	**(5)**	**516**

Aansluiting van nettoresultaat met gewoon nettoresultaat	Geheel 2004		
	NL GAAP	Herzieningen	IFRSs
Nettoresultaat	135	176	311
Amortisatie goodwill en uitgaverechten	238	(173)	65
Belastingen over amortisatie	(21)	(4)	(25)
Bijzondere overige opbrengsten/resultaat desinvesteringen (na belastingen)	(70)	(3)	(73)
Bijzondere herstructureringslast (na belastingen)	29	–	29
Gewoon nettoresultaat (B)	**311**	**(4)**	**307**

Aansluiting van rendement op geïnvesteerd vermogen (ROIC)	Geheel 2004		
	NL GAAP	Herzieningen	IFRSs
Gewoon EBITA	521	(5)	516
Toegerekende belastingen	(148)	1	(147)
Nettobedrijfsresultaat na belastingen (NOPAT)	**373**	**(4)**	**369**
Gemiddeld geïnvesteerd vermogen	5.468	(5)	5.463
ROIC (NOPAT/gemiddeld geïnvesteerd vermogen) (%)	6,8		6,8

Aansluiting van kasstroom uit operationele activiteiten met vrij besteedbare kasstroom	Geheel 2004		
	NL GAAP	Herzieningen	IFRSs
Kasstroom uit operationele activiteiten	534	(5)	529
Netto-investeringen in vaste activa	(73)		(73)
Aanwending van acquisitievoorzieningen	(5)	5	–
Vrij besteedbare kasstroom	**456**	**–**	**456**

Gegevens per aandeel	Geheel 2004		
	NL GAAP	Herzieningen	IFRSs
Gewogen gemiddeld aantal aandelen (in miljoenen) (D)	295,6	–	295,6
Verwaterd gewogen gemiddeld aantal aandelen (in miljoenen) (E)	310,1	–	310,1
Correctie op het resultaat van 2,5% niet-achtergestelde converteerbare obligatieleningen (na belastingen) op veronderstelde conversie (F) (in miljoenen €)	11,2	–	11,2
Gewone WPA (B/D) (€)	1,05	(0,01)	1,04
Verwaterde gewone WPA (minimum van gewone WPA en [(B+F)/E]) (€)	1,04	(0,02)	1,02

Jaarrekening Wolters Kluwer nv



Jaarrekening Wolters Kluwer nv

Winst- en verliesrekening Wolters Kluwer nv	**2005**	2004
Resultaat deelnemingen na belastingen	197	239
Overig resultaat na belastingen noot 30	63	72
Nettowinst	**260**	**311**

Balans Wolters Kluwer nv

voor resultaatbestemming	**2005**		2004	
Vaste activa				
Immateriële activa	8		3	
Materiële vaste activa	2		2	
Financiële activa noot 31	2.311		2.465	
Uitgestelde belastingvorderingen	–		20	
Totaal vaste activa		**2.321**		**2.490**
Vlottende activa				
Vorderingen noot 32	1.350		373	
Geldmiddelen en kasequivalenten	315		604	
Totaal vlottende activa	1.665		977	
Kortlopende schulden noot 33	1.249		523	
Werkkapitaal		416		454
Werkzaam vermogen		**2.737**		**2.944**
Langlopende schulden				
Achtergestelde obligaties	227		227	
Obligaties	927		1.142	
Niet-achtergestelde converteerbare obligaties	–		422	
Perpetuele cumulatieve achtergestelde obligaties	225		225	
Afgeleide financiële instrumenten	11		–	
Totaal langlopende schulden		1.390		2.016
Langlopende schulden aan dochterondernemingen		235		220
Uitgestelde belastingverplichtingen		9		0
Voorzieningen noot 34		5		4
Eigen vermogen noot 35		1.098		704
Totaal financiering		**2.737**		**2.944**

Bij de vennootschappelijke jaarrekening wordt gebruikgemaakt van de mogelijkheid van artikel 402, Boek 2 BW tot het opstellen van een beknopte winst- en verliesrekening. Dientengevolge bevat de winst- en verliesrekening van Wolters Kluwer nv slechts de resultaten van deelnemingen na belasting en de overige resultaten na belasting, aangezien de cijfers van Wolters Kluwer nv reeds zijn opgenomen in de geconsolideerde jaarrekening.

Toelichting op de jaarrekening van Wolters Kluwer nv

GRONDSLAGEN VOOR WAARDERING EN RESULTAATBEPALING

De jaarrekening van Wolters Kluwer nv is opgesteld conform artikel 362.8, Titel 9, Boek 2 BW waarin wordt toegestaan dat dezelfde waarderingsgrondslagen worden toegepast als die voor de geconsolideerde jaarrekening. Deze waarderingsgrondslagen zijn uiteengezet op pagina 76 tot 90 van het jaarverslag.
De dochterondernemingen zijn gewaardeerd volgens de vermogensmutatiemethode, met toepassing van de door de Europese Unie bekrachtigde IFRSs-richtlijnen.

Transacties met verbonden partijen tussen dochterondernemingen, geassocieerde deelnemingen, investeringen en met leden van de Raad van Commissarissen en de Raad van Bestuur en de moedermaatschappij Wolters Kluwer nv worden op zakelijke grondslag verricht, op voorwaarden die vergelijkbaar zijn met die voor transacties met derden.

STELSELWIJZIGING IN 2005

Tengevolge van de stelselwijziging voor de geconsolideerde jaarrekening (zie pagina 76 van dit jaarverslag) heeft Wolters Kluwer nv de waarderingsgrondslagen tevens gewijzigd. De wijziging is een gevolg van de toepassing van de bepalingen van artikel 362.8, Titel 9, Boek 2 BW. Door toepassing van deze bepalingen blijft aansluiting bestaan tussen het eigen vermogen volgens de geconsolideerde jaarrekening en de enkelvoudige jaarrekening van Wolters Kluwer nv.

De jaarrekening van Wolters Kluwer nv werd tot en met 2004 opgesteld in overeenstemming met in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving (NL GAAP). Aangezien de vennootschap in het jaarverslag vergelijkende cijfers over een jaar opneemt, is de datum van de overgang naar IFRSs 1 januari 2004. Dientengevolge heeft de vennootschap de cijfers over 2004 op basis van IFRSs, met uitzondering van IAS 32 en 39, herzien (zie pagina 130 van dit jaarverslag). De stelselwijziging is van invloed op het vermogen en de nettowinst. Het effect op het vermogen per 1 januari 2004 is € (209) miljoen en per 31 december 2004 € (71) miljoen, en per 1 januari 2005 € (67) miljoen. Het effect op de nettowinst 2004 is € 176 miljoen.

Aansluiting jaarrekening NL GAAP en IFRS	NL GAAP	Herzieningen	IFRSs
Resultaat deelnemingen na belasting	61	178	239
Overig resultaat na belastingen	74	(2)	72
Nettowinst	**135**	**176**	**311**

Voor een beschrijving van de aard van de herzieningen wordt verwezen naar noot 29 in de geconsolideerde jaarrekening.

Balans Wolters Kluwer nv	1 januari 2004			31 december 2004			1 januari 2005	
voor resultaatbestemming	NL GAAP	Herzieningen	IFRSs	NL GAAP	Herzieningen	IFRSs	IAS 32/39	IFRSs
Vaste activa								
Immateriële activa	3		3	3		3		3
Materiële vaste activa	2		2	2		2		2
Nettovermogenswaarde dochterondernemingen	(531)	(204)	(735)	(363)	(87)	(450)	4	(446)
Langlopende vorderingen op dochterondernemingen	3.250		3.250	2.779		2.779	–	2.779
Uitgestelde belastingvorderingen			0		20	20	(1)	19
Afgeleide financiële instrumenten		219	219		136	136	13	149
Totaal vaste activa	**2.724**	**15**	**2.739**	**2.421**	**69**	**2.490**	**16**	**2.506**
Vlottende activa								
Vorderingen	521	(219)	302	543	(170)	373	(11)	362
Geldmiddelen en kasequivalenten	343		343	604		604		604
Totaal vlottende activa	864	(219)	645	1.147	(170)	977	(11)	966
Kortlopende schulden	290	(193)	97	777	(254)	523	(16)	507
Werkkapitaal	574	(26)	548	370	84	454	5	459
Werkzaam vermogen	**3.298**	**(11)**	**3.287**	**2.791**	**153**	**2.944**	**21**	**2.965**
Langlopende schulden								
Achtergestelde obligaties	410		410	227		227	0	227
Obligaties	1.312		1.312	1.142		1.142	4	1.146
Niet-achtergestelde converteerbare obligaties	490		490	422		422	16	438
Perpetuele cumulatieve achtergestelde obligaties	225		225	225		225	(3)	222
Totaal rentedragende schulden	2.437	0	2.437	2.016	0	2.016	17	2.033
Langlopende schulden aan dochterondernemingen		193	193		220	220		220
Voorzieningen	0	5	5	0	4	4		4
Eigen vermogen	861	(209)	652	775	(71)	704	4	708
Totaal financiering	**3.298**	**(11)**	**3.287**	**2.791**	**153**	**2.944**	**21**	**2.965**

noot 30

Personeelskosten	2005	2004
Lonen en salarissen	23	22
Sociale verzekeringslasten	2	2
Kosten van toegezegd-pensioenregelingen	1	1
Op aandelen gebaseerde beloningen	12	11
Totaal	**38**	**36**

De kosten van op aandelen gebaseerde beloningen betreffen de Long-Term Incentive Plannen 2004-2006 en 2005-2007 en het 2003-2010 aandelenoptieplan van de gehele groep.

Voor de bezoldiging van de bestuurders wordt verwezen naar noot 27 van de geconsolideerde jaarrekening.

Financiële activa

noot 31

Financiële activa	2005	2004
Dochterondernemingen	(642)	(450)
Langetermijnvorderingen op dochterondernemingen	2.931	2.779
Waarde tegen eindkoers van valutatermijncontracten	–	136
Afgeleide financiële instrumenten	22	–
Totaal	**2.311**	**2.465**

Dochterondernemingen	2005	2004
Nettovermogenswaarde dochterondernemingen per 1 januari	(450)	(735)
Mutaties uit hoofde van herzieningen	4	–
Mutaties uit hoofde van resultaten	197	239
Mutaties uit hoofde van valutaverschillen	(85)	35
Mutaties uit hoofde van kapitaalstortingen	–	115
Mutaties uit hoofde van dividenduitkeringen	(310)	(42)
Actuariële winst/(verlies) op personeelsbeloningen	2	(62)
Nettovermogenswaarde dochterondernemingen per 31 december	**(642)**	**(450)**

noot 32

Vorderingen	2005	2004
Vorderingen op dochterondernemingen	1.212	219
Waarde tegen eindkoers van valutatermijncontracten	–	118
Afgeleide financiële instrumenten	108	–
Kortlopende belastingvordering	29	9
Overige vorderingen	1	27
Totaal	**1.350**	**373**

Kortlopende schulden

noot 33

Kortlopende schulden	2005	2004
Schulden aan dochterondernemingen	468	56
Achtergestelde obligaties	661	353
Bankschulden in rekening courant	20	–
Afgeleide financiële instrumenten	14	–
Renteverplichtingen	64	86
Overige schulden	22	28
Totaal	**1.249**	**523**

Voor een specificatie van de langlopende schulden wordt verwezen naar noot 19 van de geconsolideerde jaarrekening.

Voorzieningen

noot 34

Voorzieningen	2005	2004
Voorziening voor pensioenen	3	1
Voorziening voor herstructureringsverplichtingen	2	3
Totaal	**5**	**4**

noot 35

Overzicht van wijzigingen in het eigen vermogen van Wolters Kluwer nv	Geplaatst aandelen-kapitaal	Agio-reserve	Om-rekenings-reserve	Reserve voor eigen aandelen	Overige reserves	Onverdeeld resultaat	Eigen vermogen
Stand per 1 januari 2004	**35**	**92**	**0**	**(53)**	**647**	**(69)**	**652**
Valuta-omrekeningsverschillen			(187)				(187)
Nettowinst/(verlies) op afdekking netto-investering in buitenlandse dochterondernemingen			40				40
Actuariële winst/(verlies) op personeelsbeloningen					(59)		(59)
Belastingen					17		17
Totaal winst/(verlies) rechtstreeks verwerkt in het eigen vermogen	0	0	(147)	0	(42)	0	(189)
Nettowinst						311	311
Totaal opgenomen winst/(verlies) voor het jaar	0	0	(147)	0	(42)	311	122
Winstbestemming vorig jaar					(69)	69	0
Op aandelen gebaseerde beloningen				–	11		11
Contant dividend 2003	–	–	–	–	(81)		(81)
Stockdividend 2003	1	(1)	–	–	–	–	–
Stand per 31 december 2004	**36**	**91**	**(147)**	**(53)**	**466**	**311**	**704**
Stelselwijziging	–	–	0	–	4		4
Stand per 1 januari 2005	**36**	**91**	**(147)**	**(53)**	**470**	**311**	**708**
Valuta-omrekeningsverschillen			252				252
Nettowinst/(verlies) op afdekking netto-investering in buitenlandse dochterondernemingen			(78)				(78)
Actuariële winst/(verlies) op personeelsbeloningen					3		3
Belastingen					(1)		(1)
Totaal winst/(verlies) rechtstreeks verwerkt in het eigen vermogen	0	0	174	0	2	0	176
Nettowinst						260	260
Totaal opgenomen winst/(verlies) voor het jaar	0	0	174	0	2	260	436
Winstbestemming vorig jaar					311	(311)	–
Op aandelen gebaseerde beloningen					12		12
Contant dividend 2004					(69)		(69)
Stockdividend 2004	1	(1)					0
Uitoefening aandelenopties	–	–	–	12	(1)		11
Overige wijzigingen	–	–	58	–	(58)		0
Stand per 31 december 2005	**37**	**90**	**85**	**(41)**	**667**	**260**	**1.098**

Amsterdam, 28 februari 2006

Raad van Commissarissen
H. de Ruiter, *voorzitter*
J.V.H. Pennings,
plaatsvervangend voorzitter
A. Baan
L.P. Forman
A.J. Frost
H. Scheffers
P.N. Wakkie

Raad van Bestuur
N. McKinstry, *voorzitter*
B.L.J.M. Beerkens
J.M. Detailleur

Overige gegevens bij de jaarrekening

ACCOUNTANTSVERKLARING

Opdracht

Wij hebben de in dit verslag opgenomen jaarrekening 2005 van Wolters Kluwer nv te Amsterdam gecontroleerd. De jaarrekening bestaat uit de geconsolideerde en de enkelvoudige jaarrekening. De jaarrekening is opgesteld onder verantwoordelijkheid van de directie van de vennootschap. Het is onze verantwoordelijkheid een accountantsverklaring inzake de jaarrekening te verstrekken.

Werkzaamheden

Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de jaarrekening. Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de jaarrekening zijn toegepast en van belangrijke schattingen die de directie van de vennootschap daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

Oordeel met betrekking tot de geconsolideerde jaarrekening

Wij zijn van oordeel dat de geconsolideerde jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2005 en van het resultaat en de kasstromen over 2005 in overeenstemming met International Financial Reporting Standards zoals aanvaard binnen de Europese Unie en voldoet aan de wettelijke bepalingen inzake de jaarrekening zoals opgenomen in Titel 9 Boek 2 BW voorzover van toepassing.

Oordeel met betrekking tot de enkelvoudige jaarrekening

Wij zijn van oordeel dat de enkelvoudige jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2005 en van het resultaat over 2005 in overeenstemming met in Nederland aanvaarde grondslagen voor financiële verslaggeving en voldoet aan de wettelijke bepalingen inzake de enkelvoudige jaarrekening zoals opgenomen in Titel 9 Boek 2 BW.

Tevens zijn wij nagegaan dat het jaarverslag voorzover wij dat kunnen beoordelen verenigbaar is met de jaarrekening.

Amsterdam, 28 februari 2006

KPMG ACCOUNTANTS N.V.
H.H.J. Dijkhuizen RA

BESTEMMING VAN HET RESULTAAT

Artikel 29 van de statuten

Lid 1. Uit de winst zoals deze blijkt uit de door de Algemene Vergadering vastgestelde jaarrekening wordt op de preferente aandelen een dividend uitgekeerd waarvan het percentage gelijk is aan dat van het gemiddelde van de rentevoet op basisherfinancieringstransacties van de Europese Centrale Bank – gewogen naar het aantal dagen waarover deze rentevoet gold – gedurende het boekjaar of deel van het boekjaar waarover het dividend wordt uitgekeerd, verhoogd met drie. Het dividend op laatst bedoelde preferente aandelen wordt op jaarbasis berekend over het gestorte gedeelte van het nominaal bedrag. Indien over enig boekjaar de in de eerste volzin bedoelde uitkering niet of niet geheel kan plaatsvinden omdat de winst dat niet toelaat, wordt het tekort ten laste van het uitkeerbaar deel van het eigen vermogen van de vennootschap uitgekeerd. Op de preferente aandelen geschiedt geen verdere winstuitkering.
Lid 2. Vervolgens worden zodanige bedragen gereserveerd als de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, zal bepalen.
Lid 3. Het daarna overblijvende zal ter beschikking staan van de Algemene Vergadering.
Lid 4. Winstuitkeringen kunnen slechts plaatshebben, voor zover het eigen vermogen van de vennootschap groter is dan het bedrag van het gestorte en opgevraagde deel van het geplaatste kapitaal vermeerd met de reserves, die krachtens de wet moeten worden aangehouden.
Lid 7. Indien over enig jaar verlies wordt geleden, wordt dat verlies op nieuwe rekening overgebracht ter verrekening met toekomstige winsten, en wordt over dat jaar geen dividend uitgekeerd. De Algemene Vergadering kan echter op voorstel van de Raad van Bestuur, dat is goedgekeurd door de Raad van Commissarissen, besluiten zulk een verlies te delgen door afboeking op een reserve, die niet volgens de wet moet worden aangehouden.

Artikel 30.2 van de statuten

De Algemene Vergadering kan op voorstel van de Raad van Bestuur, dat is goedgekeurd door de Raad van Commissarissen, besluiten tot uitkeringen in geld of op de wijze als in lid 1 bedoeld, aan de houders van gewone aandelen ten laste van een of meer reserves die niet volgens de wet moeten worden aangehouden.

Voorgestelde dividenduitkering

in miljoenen euro's

	2005	2004
Voorgestelde dividenduitkering	167	164
Totaal	**167**	**164**

Overeenkomstig artikel 30 van de statuten en met de goedkeuring van de Raad van Commissarissen zal aan de Algemene Vergadering van Aandeelhouders een voorstel worden gedaan om een uitkering te doen in contanten van een bedrag van € 0,55 per aandeel of in aandelen (op basis van een verhouding die op 5 mei 2006 vastgesteld en bekendgemaakt zal worden).

GEBEURTENISSEN NA BALANSDATUM

Acquisities

NDC Information Management (Phoenix, Arizona, Verenigde Staten)
Op 29 augustus 2005 heeft Wolters Kluwer haar voornemen bekendgemaakt om de informatiebeheeractiviteiten van NDCHealth Corporation (NDC-IM), een aanbieder van informatieoplossingen op het gebied van gezondheidszorg, over te nemen. NDC-IM heeft ongeveer 380 werknemers en zal ondergebracht worden bij de Health-divisie. De transactie werd op 6 januari 2006 afgerond. De omzet van NDC-IM is ongeveer $ 165 miljoen (€ 140 miljoen) per jaar. De koopprijs van $ 382 miljoen (€ 324 miljoen) zal in contanten worden voldaan. De koopprijs is niet opgenomen in de balans per 31 december 2005, aangezien de transactie nog moest worden goedgekeurd door de aandeelhouders van NDCHealth en Per-Se Technologies en nog aan een aantal andere gebruikelijke voorwaarden moest worden voldaan.

ProVation (Minneapolis, Verenigde Staten)
Op 4 januari 2006 heeft Wolters Kluwer haar voornemen om ProVation Medical, Inc. over te nemen, bekendgemaakt. Deze vennootschap levert medische documentatie, coderings- en werkprocesoplossingen aan ziekenhuizen en ambulante chirurgiecentra in de Verenigde Staten.
ProVation Medical zal onderdeel worden van de Health-divisie en heeft een jaaromzet van ongeveer $ 13 miljoen (€ 11 miljoen) en ongeveer 100 werknemers.

De reële waarde van de identificeerbare activa en passiva van NDC-IM en ProVation Medical zijn nog niet bepaald en derhalve nog niet gepresenteerd in deze jaarrekening.



Kerncijfers 10 jaars overzicht

Kerncijfers	IFRSs 2005	IFRSs 2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [1]	1996 [1]
Netto-omzet	3.374	3.261	3.436	3.969	3.837	3.664	3.081	2.739	2.364	1.958
Bedrijfsresultaat	432	407	91	264	459	514	692	600	504	381
Nettoresultaat [6]	260	311	(69)	382	140	186	358	309	263	217
Gewoon EBITDA	624	619	722	881	919	878	813	732	613	472
Gewoon EBITA	533	516	610	763	812	789	735	668	552	421
Gewoon nettoresultaat	327	307	349	442	436	412	410			
(Voorgesteld) dividend/ contant dividend	167	164	161	156	150	140	128	110	93	76
Dividendvoorstel in % van gewoon nettoresultaat	51,3	53,4	46,1	35,3	34,4	34,0	31,2			
Pay-out in % van nettoresultaat [6]	64,3	52,7	n.v.t.	40,8	107,1	75,3	35,7	35,7	35,4	35,1
Vrij besteedbare kasstroom	351	456	393	400	328	363	386			
Liquiditeitenconversieverhouding	1,06	1,26	1,09	0,91						
Eigen vermogen toe te rekenen aan aandeelhouders van de moedermaatschappij	1.098	704	861	1.278	1.379	1.146	1.488	1.011	823	541
Garantievermogen [2]	1.551	1.162	1.499	2.100	2.200	1.744	2.089	1.616	1.243	731
Netto (rentedragend) vreemd vermogen [3]	1.637	1.527	1.900	2.664	2.821	2.614	2.363	2.202	1.659	1.364
Werkzaam vermogen	2.878	3.088	3.691	4.590	4.779	3.951	4.132	3.531	2.668	2.141
Totaal vermogen	5.440	5.022	5.044	6.161	6.520	5.792	5.696	4.743	3.771	3.061
Amortisatie goodwill en uitgaverechten en bijzondere waardeverminderingen	81	65	423	415	353	275	89	68	48	30
Netto-investeringen in vaste activa	86	73	92	147	151	124	117	74	96	51
Afschrijvingen en amortisatie van overige immateriële activa	91	103	112	118	107	89	78	64	60	51
In % van de omzet										
Bedrijfsresultaat	12,8	12,5	2,6	6,7	12,0	14,0	22,5	21,9	21,3	19,5
Nettoresultaat [6]	7,7	9,5	(2,0)	9,6	3,7	5,1	11,6	11,3	11,1	11,1
Gewoon EBITDA	18,5	19,0	21,0	22,0	23,9	24,0	26,4	26,7	25,9	24,1
Gewoon EBITA	15,8	15,8	17,8	19,2	21,2	21,5	23,9	24,4	23,4	21,5
Gewoon nettoresultaat	9,7	9,4	10,2	11,1	11,4	11,3	13,3			
ROIC	6,9	6,8	7,1	8,1						
Netto rentedekking [4]	5,2	5,3	5,4	5,5	4,5	4,4	5,1	5,3	5,5	5,6
Netto vreemd vermogen/ groepsvermogen	1,5	2,2	2,2	2,1	2,0	2,3	1,6	2,2	2,0	2,5
Groepsvermogen/ werkzaam vermogen	0,38	0,23	0,23	0,28	0,29	0,29	0,36	0,29	0,31	0,25
Aansprakelijk vermogen/ totaal vermogen	0,29	0,23	0,30	0,34	0,34	0,30	0,37	0,34	0,33	0,24

Gegevens per aandeel (€)	IFRS 2005	IFRS 2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [1]	1996 [1]
Op basis van volledige verwatering:										
▪ Verwaterde WPA	0,85	1,04	(0,24)	1,30	0,52	0,68	1,29	1,12	0,96	0,80
▪ Verwaterde gewone WPA	1,06	1,02	1,18	1,50	1,54	1,47	1,48	1,34	1,13	0,90
▪ Verwaterde vrij besteedbare kasstroom	1,14	1,51	1,32	1,36	1,17	1,30	1,39			
Gewogen gemiddeld aantal aandelen volledig verwaterd (in miljoenen)	316,6	310,1	309,3	306,2	289,7	284,2	281,2	278,9	276,7	273,2
Gewone WPA	1,08	1,04	1,20	1,56	1,55	1,48	1,48	1,34	1,13	0,90
WPA	0,86	1,05	(0,24)	1,34	0,50	0,67	1,29	1,12	0,96	0,80
Vrij besteedbare kasstroom per aandeel	1,16	1,54	1,36	1,41	1,16	1,30	1,39			
Dividend per aandeel	[5] 0,55	0,55	0,55	0,55	0,53	0,50	0,46	0,40	0,34	0,28
Gewogen gemiddeld aantal geplaatste aandelen (in miljoenen)	302,4	295,6	289,8	284,3	281,8	279,4	277,2	274,8	272,7	270,0
Beurskoersen										
Hoogste koers	17,45	15,55	17,35	26,45	33,00	44,30	48,56	45,72	33,09	26,43
Laagste koers	13,31	11,90	8,66	13,40	20,51	20,10	27,30	28,54	23,84	16,93
Koers per 31 december	17,08	14,77	12,40	16,60	25,60	29,04	33,60	45,58	29,71	26,04
Gemiddelde dagomzet Wolters Kluwer op Euronext Amsterdam nv in aantal aandelen (in duizenden)	1.393	1.245	1.660	1.129	2.037	2.750	2.160	2.100	1.492	1.192
Personeel										
Aantal medewerkers per 31 december	18.452	18.393	19.689	20.833	20.297	19.209	18.793	17.431	15.385	14.948
In FTE's per 31 december	17.419	17.515	18.687	19.617	19.317	18.269	17.812	16.505	14.538	14.010
In FTE's gemiddeld per jaar	18.467	18.270	19.540	20.284	19.766	19.009	17.452	16.297	14.543	13.768

[1] De cijfers voor de jaren 1996-2001 zijn niet herzien. Cijfers voor de jaren 2002 en 2003 zijn herzien voor aanpassingen in NL GAAP. In 2005 is IFRSs toegepast. Cijfers van 2004 zijn herzien voor IFRSs.

[2] Garantievermogen wordt gedefinieerd als het totaal van achtergestelde obligaties, perpetuele cumulatieve achtergestelde obligaties en het totaal groepsvermogen.

[3] Netto (rentedragend) vreemd vermogen wordt gedefinieerd als de som van langlopende leningen, niet-achtergestelde converteerbare obligaties, perpetuele cumulatieve achtergestelde obligaties, geldleningen minus liquide middelen en de waarde van de daarmee samenhangende derivaten.

[4] Netto rentedekking is de verhouding tussen gewoon EBITA en de nettorentelasten.

[5] Voorgesteld dividend per aandeel.

[6] Nettoresultaat is gedefinieerd als nettoresultaat toe te rekenen aan aandeelhouders van de moedermaatschappij.

Informatie voor aandeelhouders en beleggers

De onderneming streeft ernaar open te zijn jegens haar aandeelhouders en de beleggingswereld en te zorgen voor een hoge mate van transparantie in de financiële verslaglegging. In 2005 zijn de volledige kwartaalresultaten volgens de IFRSs-standaarden gerapporteerd en is het aantal roadshows, individuele gesprekken en groepsbijeenkomsten met beleggers opgevoerd. Wolters Kluwer heeft een uitgebreid programma ontwikkeld voor haar communicatie met beleggers, waaronder deelname aan bepaalde branche-specifieke seminars gedurende het jaar. Het doel van dit programma is individuele beleggers te helpen om hun kennis van Wolters Kluwer en haar management te vergroten en om met de gehele beleggingswereld een vertrouwensrelatie op te bouwen voor de lange termijn.

De gedurende het verslagjaar ontplooide activiteiten waren o.a.:

- Volledige presentatie door de het management (video webcast) van de halfjaarcijfers en de jaarcijfers;
- Conference calls met het management (audio webcast) waarin de cijfers over het eerste en het derde kwartaal werden gepresenteerd;
- Regelmatige afspraken op kantoor met en roadshows voor potentiële en bestaande aandeelhouders en beursanalisten (sell-side) die de vennootschap volgen;
- Specifieke informatie voor aandeelhouders die wordt verstrekt via de investor relations pagina's op www.wolterskluwer.com, met uitgebreide financiële informatie, de strategie van de onderneming, kopieën van presentaties en de gedurende het jaar gegeven webcasts.

Kalender 2006

1 maart	Jaarcijfers 2005
27 maart	Publicatie jaarverslag 2005
26 april	Jaarlijkse Algemene Vergadering van Aandeelhouders
28 april	Ex-dividenddatum
10 mei	Resultaten eerste kwartaal 2006
2 augustus	Resultaten tweede kwartaal 2006
8 november	Resultaten derde kwartaal 2006

Gewone aandelen

in euro's (tenzij anders vermeld)	**2005**	2004
Verwaterde WPA	0,85	1,04
Verwaterde gewone WPA	1,06	1,02
Verwaterde vrij besteedbare kasstroom per aandeel	1,14	1,51
WPA	0,86	1,05
Gewone WPA	1,08	1,04
Vrij besteedbare kasstroom per aandeel	1,16	1,54
Voorgesteld dividend/contant dividend per aandeel	0,55	0,55
Verwaterd gewogen gemiddeld aantal aandelen	316,6	310,1
Gewogen gemiddeld aantal geplaatste aandelen	302,4	295,6
Hoogste koers	17,45	15,55
Laagste koers	13,31	11,90
Koers per 31 december	17,08	14,77
Gemiddelde dagomzet Wolters Kluwer op Euronext Amsterdam nv in aantal aandelen (x 1.000)	1.393	1.245

Hoogste en laagste koers


2001
2002
2003
2004
2005
40
30
20
10
0
33,00
26,45
17,35
15,55
17,45
20,51
13,40
8,66
11,90
13,31
Hoogste notering
Laagste notering

Koersontwikkeling

sinds aankondiging nieuwe strategie


30 oktober 2003
31 december 2004
31 december 2005
17
16
14
12
11
Wolters Kluwer
AEX (geïndexeerd)
DJES Media (geïndexeerd)
DJS Media (geïndexeerd)

Aandelenkapitaal

De gewone aandelen hebben een nominale waarde van € 0,12. Het aantal uitstaande gewone aandelen bedroeg 304.400.933 per 31 december 2005 (31 december 2004: 297.673.617).
Het gewogen gemiddelde aantal verwaterde gewone aandelen ter berekening van de verwaterde winst per aandeel bedroeg 316,6 miljoen (2004: 310,1 miljoen). Out of the money-aandelenopties zijn hierin niet begrepen. Indien met deze aandelenopties wel rekening wordt gehouden, komt het totale gewogen gemiddelde aantal verwaterde aandelen uit op 322,5 miljoen (2004: 318,9 miljoen).

Marktkapitalisatie per 31 december 2005

Op basis van de uitstaande gewone aandelen: € 5,2 miljard (2004: € 4,4 miljard).

Geografische spreiding van aandelen Wolters Kluwer

Het grootste deel van de aandelen Wolters Kluwer (75%) is in handen van institutionele beleggers. Met ruim 500 institutionele beleggers in 25 landen is het aandelenbezit sterk internationaal gespreid. Beleggers in Noord-Amerika hadden in 2005 een belang in de vennootschap van 35% (2004: 40%), Europese beleggers hadden een belang van 64% (2004: 58%).
De onderstaande tabel geeft de spreiding van de aandeelhouders bij benadering aan per 31 december 2005, vergeleken met het vorig jaar.

Aandeelhouders

in %

	2005	2004
Noord-Amerika	35	40
Nederland	19	20
Verenigd Koninkrijk	30	28
België/Luxemburg	5	1
Zwitserland	3	2
Frankrijk	2	4
Scandinavië	1	–
Duitsland	4	2
Overig	1	3
Totaal	**100**	**100**

Kapitaalbelangen groter dan 5%

Volgens de definitie in de Wet Melding Zeggenschap (WMZ):
- Internationale Nederlanden Groep nv: 9,4%, melding d.d. 28 februari 1992.

Noteringen

Aandelenkapitaal:
- Amsterdam (Euronext Amsterdam: WLSNC.AS; fondscode 39588, ISIN code NL0000395887);
- Frankfurt: certificaten van gewone aandelen Wolters Kluwer
- Verenigde Staten (over-the-counter, WTKWY, CUSIP No. 977874 20 5): American Depositary Receipts.

Administratiekantoor ADR'S
Morgan Guaranty Trust Company of New York
60 Wall Street
New York
NY 10260
Verenigde Staten

Overige effecten Wolters Kluwer

Wolters Kluwer obligaties genoteerd in Amsterdam:

- 6,250% achtergestelde Wolters Kluwer nv obligaties, 1997/2007, NLG 500 miljoen (€ 226 miljoen) (ISIN code XS0076781425)
- 5,250% Wolters Kluwer nv obligaties, 1998/2008, NLG 500 miljoen (€ 227 miljoen) (ISIN code NL0000121911)
- 6,875% perpetuele cumulatieve achtergestelde Wolters Kluwer nv obligaties 2001 € 225 miljoen (ISIN code NL0000119105)

Wolters Kluwer obligaties genoteerd in Amsterdam en Luxemburg:

- 5,500% Wolters Kluwer nv obligaties, 1999/2006, € 750 miljoen uitgegeven; € 214 miljoen uitstaand (ISIN code XS0101766110)
- 5,125% Wolters Kluwer nv obligaties, 2003/2014, € 700 miljoen (ISIN code XS0181273342)

Converteerbare obligaties

Wolters Kluwer converteerbare obligaties genoteerd in Amsterdam:

- 1,000% converteerbare niet-achtergestelde Wolters Kluwer nv obligaties, 2001/2006, € 700 miljoen uitgegeven; € 422 miljoen uitstaand (ISIN code NL0000119634)

Kredietbeoordelingen

Kredietbeoordelaars hebben Wolters Kluwer in 2005 beoordeeld. Moody's Investors Service wijzigde de rating van Baa1 stable outlook naar Baa1 negative outlook, terwijl Standard & Poor's de rating BBB+ stable outlook niet heeft gewijzigd.

Indices

in %

	Gewicht in de indices
AEX	1,30
Euronext Top 100	0,29
DJ Euro Stoxx Media	5,38
DJS Media	2,92
MSCI Euro	0,21
S&P Euro 350 Media	3,53

Wolters Kluwer is opgenomen in meer dan 50 aandelenindexen.

Dividend

Tijdens de Algemene Vergadering van Aandeelhouders die gehouden wordt op 26 april 2006 zal Wolters Kluwer een dividenduitkering voorstellen van € 0,55 per aandeel over het jaar 2005. Dit is conform het bestaande dividendbeleid om een dividend van € 0,55 per aandeel uit te keren, op voorwaarde dat de dividend-dekkingsfactor ten minste 1,5 bedraagt. Dit komt overeen met een dividend-rendement tegen de slotkoers per 31 december 2005 van 3,2%.

Conform voorgaande jaren en ter indicatie van het sterke vertrouwen dat de vennootschap in haar toekomst heeft, is besloten de aandeelhouders de keus te laten tussen uitkering in contanten of in (certificaten van) aandelen. Na goedkeuring van het voorstel door de Algemene Vergadering van Aandeelhouders wordt de aandeelhouders gevraagd hun keuze kenbaar te maken. Het verhoudingscijfer voor de uitkering in (certificaten van) aandelen versus de uitkering in contanten wordt op 5 mei 2006 (na beurs) vastgesteld. Het contant dividend zal vanaf 9 mei 2006 betaalbaar zijn.
Zie voor meer informatie www.wolterskluwer.com.

Vooruitzichten

Wolters Kluwer zal in 2006 doorgaan met het proces van versterking en transformatie, gebruikmakend van de goede basis die daarvoor in 2005 is gelegd. De focus blijft gericht op sterke en duurzame autonome groei van de omzet, in het bijzonder door te blijven investeren in online- en software-oplossingen en de klant centraal te blijven stellen. In 2006 zal Wolters Kluwer de herstructureringsplannen voortzetten.

De autonome omzetgroei zal in 2006 tussen de 2% en 3% bedragen, gebaseerd op de goede prestaties in 2005 van alle divisies. De gewone EBITA marge zal stijgen naar ongeveer 16,5% tot 17%, ondanks wederom aanzienlijke investeringen in productontwikkeling van ongeveer € 270 miljoen en daartegenover verwachte kostenbesparingen van circa € 120 miljoen. Wolters Kluwer verwacht opnieuw een sterke vrij besteedbare kasstroom.

Vooruitzichten 2006 en 2007

Belangrijkste prestatie-indicatoren tegen constante wisselkoersen [1]

	2006	2007 en verder
Autonome omzetgroei	2-3%	4%
Gewone EBITA marge (%)	16,5-17%	19-20%
Liquiditeiten conversieverhouding (CAR)	95-105%	95-105%
Vrij besteedbare kasstroom	± € 350 miljoen	≥ € 400 miljoen
Rendement op geïnvesteerd vermogen (ROIC) [2]	7%	[3] ≥ WACC
Verwaterde gewone winst per aandeel [4]	€ 1,18-€ 1,23	€ 1,45-€ 1,55

[1] Constante koers €/$ = 1,25. Wijzigingen van de reële waarde van de derivaten die van invloed zijn op de winst- en verliesrekening zijn tevens buiten beschouwing gelaten voor zover deze het gevolg zijn van wisselkoersschommelingen.

[2] Na belasting

[3] WACC (gewogen gemiddelde vermogenskostenvoet) is thans 8% na belasting.

[4] Inclusief acquisities.

De divisies zullen verder bouwen op het succes van 2005 en hun marktposities versterken. De verwachting voor de autonome omzetgroei van Health is circa 3% tot 5%, Corporate & Financial Services 4% tot 6%, Tax, Accounting & Legal 3% tot 4%, Legal Tax & Regulatory Europe verwacht met 0% tot 1% te groeien door verdergaande transformatie van deze divisie en Education streeft naar een verbeterde autonome omzetgroei van 1% tot 2%.

Vooruitzichten per divisie

autonome omzetgroei, in %

	2006
Health	3-5
Corporate & Financial Services	4-6
Tax, Accounting & Legal	3-4
Legal, Tax & Regulatory Europe	0-1
Education	1-2

De sterke fundering die Wolters Kluwer in 2005 heeft gelegd voor de toekomst, geeft het vertrouwen dat de 2006 doelstellingen zullen worden gehaald.

Verslag van Stichting Preferente Aandelen Wolters Kluwer

Activiteiten

In 2005 heeft het bestuur van Stichting Preferente Aandelen Wolters Kluwer tweemaal vergaderd. Tijdens deze vergaderingen kwamen onder meer de jaarcijfers 2004, de resultaten over het eerste half jaar van 2005, de algemene gang van zaken bij Wolters Kluwer en ontwikkelingen op het gebied van corporate governance aan de orde. Voorts is gesproken over de samenstelling van het bestuur van de stichting. De stichting verwierf geen preferente aandelen in het verslagjaar.

Uitoefening optie

Tussen Wolters Kluwer en Stichting Preferente Aandelen Wolters Kluwer is een overeenkomst gesloten op basis waarvan de stichting preferente aandelen kan nemen. Deze optie op preferente aandelen is thans nog het enige middel bij Wolters Kluwer dat beschouwd kan worden als een mogelijke bescherming tegen gebeurtenissen die de continuïteit, zelfstandigheid of identiteit van de vennootschap kunnen bedreigen. De stichting mag de optie op de preferente aandelen zodanig uitoefenen dat het aantal genomen preferente aandelen maximaal gelijk is aan 100% van het aantal geplaatste gewone aandelen op het moment van uitoefening. Onder meer door het nemen van preferente aandelen door de stichting zullen de Raad van Bestuur en Raad van Commissarissen in de gelegenheid zijn om hun positie ten opzichte van bijvoorbeeld een bieder op aandelen van Wolters Kluwer en diens plannen nader te bepalen en hebben zij de mogelijkheid om alternatieven te bestuderen.

Samenstelling van het bestuur van de stichting

In 2005 traden de heren S. Bergsma en E.J.J.C. van Groeningen af vanwege hun leeftijd. De heren R.P. Voogd en J.H.M. Lindenbergh zijn benoemd als nieuwe bestuursleden. Het bestuur van de stichting bestaat geheel uit niet met Wolters Kluwer verbonden personen als bedoeld in Bijlage X bij het Algemeen Reglement Euronext Amsterdam Stock Market.

Amsterdam, 28 februari 2006

Bestuur van Stichting Preferente Aandelen Wolters Kluwer
J.C.T. van der Wielen, *voorzitter*
R.W.J.M. Bonnier
H.G. Bouwman
J.H.M. Lindenbergh
R.P. Voogd

Verklaring

De Raad van Bestuur van Wolters Kluwer nv en het bestuur van Stichting Preferente Aandelen Wolters Kluwer verklaren hiermede dat naar hun gezamenlijke oordeel is voldaan aan de ten aanzien van de onafhankelijkheid van de bestuurders gestelde eisen als bedoeld in Bijlage X bij het Algemeen Reglement Euronext Amsterdam Stock Market.

Amsterdam, 28 februari 2006

Raad van Bestuur
Bestuur Stichting Preferente Aandelen Wolters Kluwer

Verslag

van Stichting Administratiekantoor Wolters Kluwer

Activiteiten

In 2005 heeft het bestuur van Stichting Administratiekantoor Wolters Kluwer twee keer vergaderd. Daarnaast was het bestuur aanwezig tijdens de jaarlijkse Algemene Vergadering van Aandeelhouders van 14 april 2005 en de Buitengewone Algemene Vergadering van Aandeelhouders van 15 augustus 2005. Voorts is op 1 februari 2005 een separate vergadering van certificaathouders gehouden. De bestuursvergaderingen werden gedeeltelijk bijgewoond door een lid van de Raad van Bestuur. Tijdens de bestuursvergaderingen werden onder meer de jaarcijfers 2004 en de halfjaarcijfers 2005 uitvoerig besproken met een lid van de Raad van Bestuur. In het bijzonder werd onder meer aandacht besteed aan de uitvoering van de strategie en de progressie van de herstructurering, acquisities en de prestaties van de afzonderlijke divisies.

Voorafgaand aan de jaarlijkse Algemene Vergadering van Aandeelhouders in 2005 heeft het bestuur van het Administratiekantoor de agenda voor deze jaarvergadering besproken. Bij die gelegenheid heeft een lid van de Raad van Bestuur een groot aantal vragen van het bestuur van het Administratiekantoor beantwoord. Het bestuur van het Administratiekantoor had voor de jaarvergadering van circa 4% van het stemgerechtigde kapitaal steminstructies ontvangen. Daarnaast was circa 24% van het kapitaal aanwezig of door derden vertegenwoordigd. Voor de overige, niet ter vergadering aanwezige of vertegenwoordigde certificaathouders kon het bestuur van het Administratiekantoor met inachtneming van de statutaire bepalingen naar eigen keuze stem uitbrengen. Met inachtneming van de vooraf ontvangen (publiekelijk bekende) informatie en de tijdens de Algemene Vergadering van Aandeelhouders gevoerde discussies, heeft het bestuur van het Administratiekantoor na zorgvuldige afweging besloten alle voorstellen te steunen. Bij die afweging speelde voorts een rol dat een ruime meerderheid van alle steminstructies die door certificaathouders aan het bestuur van het Administratiekantoor waren gegeven, vóór de voorstellen waren, hetgeen ook door de voorzitter van het bestuur van het Administratiekantoor ter vergadering is gemeld. Tijdens de jaarlijkse Algemene Vergadering van Aandeelhouders heeft de voorzitter van het Administratiekantoor zich actief opgesteld en onder meer een vraag over het beloningsbeleid gesteld. Tevens heeft de voorzitter van het Administratiekantoor zich desgevraagd uitgelaten over de toekomst van de certificering. Daarbij gaf hij aan dat wanneer de participatie in de vergaderingen gedurende een aantal jaren zou blijven stijgen, het bestuur van het Administratiekantoor zou overwegen voorstellen te doen die tot afschaffing van de certificering zouden leiden.

Het bestuur van het Administratiekantoor was ook aanwezig tijdens de Buitengewone Algemene Vergadering van Aandeelhouders van 15 augustus 2005, waarin de heer Forman tot commissaris werd benoemd. Het bestuur van het Administratiekantoor had voor deze vergadering van circa 20% van het stemgerechtigde kapitaal steminstructies ontvangen. Daarnaast was circa 12% van het kapitaal aanwezig of door derden vertegenwoordigd. Voor de overige, niet ter vergadering aanwezige of vertegenwoordigde certificaathouders kon het bestuur van het Administratiekantoor met inachtneming van de statutaire bepalingen naar eigen keuze stem uitbrengen. Het bestuur van het Administratiekantoor heeft het voorstel om de heer Forman tot commissaris te benoemen gesteund. Daarbij speelde wederom een rol dat een ruime meerderheid van alle steminstructies die door certificaathouders aan het bestuur van het Administratiekantoor waren gegeven, vóór de benoeming van de heer Forman waren.

Conform Best Practice Bepaling IV.2.1 van de Nederlandse Corporate Governance Code heeft het bestuur van het Administratiekantoor een vergadering van certificaathouders bijeengeroepen, die gehouden is op 1 februari 2005. Op de vergadering was slechts 4,8% van het totaal gecertificeerde aandelenkapitaal aanwezig. Tijdens deze bijeenkomst werd het onderwerp corporate governance besproken. Een grote meerderheid van het ter vergadering aanwezige kapitaal gaf aan vertrouwen in het bestuur van het Administratiekantoor te hebben. Het notarieel proces-verbaal van de vergadering is te raadplegen op de website van de vennootschap (www.wolterskluwer.com).

Het Bestuur van het Administratiekantoor heeft kennisgenomen van het persbericht waarin de vennootschap heeft aangekondigd een voorstel aan de Algemene Vergadering van Aandeelhouders te doen dat zal leiden tot afschaffing van de certificering. Het Bestuur van het Administratiekantoor zal zich op dit voorstel beraden en haar standpunt terzake bekend maken in de op 26 april 2006 te houden Algemene Vergadering van Aandeelhouders.

Notaris Mr. G.W.Ch. Visser te Amsterdam heeft in 2005 de akten verleden in verband met de statutenwijziging van het Administratiekantoor alsmede de wijziging van de administratievoorwaarden. Voorts is het notarieel proces-verbaal van de certificaathoudersvergadering onder zijn verantwoordelijkheid opgesteld. Voor het overige heeft het Administratiekantoor geen externe adviseurs gebruikt in 2005.

Corporate Governance

Het bestuur van het Administratiekantoor onderschrijft het principe van de Nederlandse Corporate Governance Code dat certificering een middel is om te voorkomen dat door absenteïsme ter Algemene Vergadering van Aandeelhouders een (toevallige) minderheid van aandeelhouders de besluitvorming naar haar hand zet. Op 13 januari 2005 zijn de administratievoorwaarden en statuten van het Administratiekantoor gewijzigd teneinde deze geheel in overeenstemming met de Nederlandse Corporate Governance Code te brengen. Alle certificaathouders kunnen hun certificaten onder alle omstandigheden onbeperkt omwisselen in gewone aandelen en hebben onder alle omstandigheden het recht om te stemmen tijdens aandeelhoudersvergaderingen. De certificering is derhalve geen bescherming tegen onvriendelijke overnames. In dit verband wenst het bestuur van het Administratiekantoor te benadrukken dat hoewel de wet nu nog de mogelijkheid biedt om bij dreiging van een onvriendelijke overname certificering te gebruiken als beschermingsconstructie (door certificaathouders in een dergelijke situatie het recht te ontnemen om te stemmen), uit de administratievoorwaarden volgt dat bij Wolters Kluwer van deze wettelijke mogelijkheid geen gebruik kan worden gemaakt. Ook in geval van (dreiging van) een onvriendelijke overname zullen alle certificaathouders onbeperkt hun stem kunnen uitbrengen.

Bovendien kunnen certificaathouders een bindende steminstructie aan het bestuur van het Administratiekantoor of een volmacht aan derden geven. Het bestuur van het Administratiekantoor wil zoveel mogelijk bevorderen dat certificaathouders gebruik maken van de mogelijkheid om te stemmen en is voorstander van het zoveel mogelijk vereenvoudigen van de procedures. In dit verband wordt opgemerkt dat de vennootschap al enige jaren een registratiedatum hanteert. In lijn met de Nederlandse Corporate Governance Code bepalen de nieuwe statuten van het Administratiekantoor dat het Administratiekantoor zich bij de uitoefening van zijn stemrechten primair richt naar het belang van de certificaathouders, rekening houdend met het belang van de vennootschap en de met haar verbonden onderneming. Alle bestuurders van het Administratiekantoor worden benoemd door het bestuur van het Administratiekantoor zelf en zijn onafhankelijk van de vennootschap.
De vennootschap voorziet het bestuur van het Administratiekantoor regelmatig van relevante informatie. De vennootschap zal echter geen informatie aan het Administratiekantoor verstrekken die niet algemeen bekend is.
In lijn met de Corporate Governance Code publiceert het bestuur van het Administratiekantoor jaarlijks een verslag dat op de website van de vennootschap wordt geplaatst. Ook de administratievoorwaarden, de statuten van het Administratiekantoor, informatie over de bestuursleden en het rooster van aftreden zijn via de website te raadplegen.

De jaarlijkse beloning van de bestuursleden is vastgesteld op € 9.000 voor de voorzitter en € 7.000 voor de overige leden. Indien de bestuursleden in een jaar meer dan drie vergaderingen bijwonen, zal de voorzitter € 1.300 per extra vergadering ontvangen en de overige bestuursleden € 1.000.
Overige kosten met betrekking tot het Administratiekantoor bestonden in 2005 uit administratiekosten (€ 52.496), verzekeringskosten (€ 2.675), de kosten voor de accountant (€ 4.600) en de kosten die verband hielden met de organisatie van de certificaathoudersvergadering (€ 13.042).

Samenstelling van het bestuur van het Administratiekantoor

Ingevolge het rooster van aftreden liep de termijn van de heer H. Bolt in 2005 af. Hij was beschikbaar voor herbenoeming. Conform de statuten van het Administratiekantoor is voorafgaand aan de herbenoeming van de heer Bolt een advertentie geplaatst in twee nationaal verspreide dagbladen en in de Officiële Prijscourant van Euronext Amsterdam nv, waarin de intentie om de heer Bolt te herbenoemen werd aangekondigd en waarin de certificaathouders de mogelijkheid werd geboden schriftelijk andere personen voor te dragen. Hierop is slechts één reactie ontvangen. Deze reactie is door het bestuur van het Administratiekantoor meegenomen in de overwegingen. Na afweging van alle relevante aspecten heeft het bestuur van het Administratiekantoor besloten de heer Bolt te herbenoemen als bestuurslid.

Alle bestuursleden zijn onafhankelijk van de vennootschap als bedoeld in Bijlage X bij het Algemeen Reglement Euronext Amsterdam Stock Market alsmede Best Practice Bepaling IV.2.2 van de Nederlandse Corporate Governance Code. De bestuursleden hebben de volgende functies (met inbegrip van de meest recente voormalige hoofdfunctie):

De heer S.D. de Bree
Voormalig voorzitter Raad van Bestuur Koninklijke DSM nv, voorzitter Raad van Commissarissen Stork nv, lid Raad van Commissarissen Siemens Nederland nv, bestuurder Entergy Corporation, voorzitter Stichting Preferente Aandelen Philips nv en Stichting Administratiekantoor van Aandelen Koninklijke Grolsch.

De heer H. Bolt
Voormalig lid Raad van Bestuur van CSM nv, voorzitter Raad van Commissarissen Aegon Nederland nv en vice voorzitter Raad van Commissarissen Schuitema nv.

De heer S.C.J.J. Kortmann
Hoogleraar burgerlijk recht, Radboud Universiteit Nijmegen, voorzitter Bestuur Onderzoekcentrum Onderneming en Recht van deze universiteit, raadsheer-plaatsvervanger in de Gerechtshoven te 's-Hertogenbosch en Arnhem, lid Raad van Commissarissen van SNS Reaal Groep nv, Kropman bv en Dela Coöperatie, bestuursvoorzitter Stichting Administratiekantoor Preferente Aandelen Randstad Holding nv, Stichting Preferente Aandelen KPN en Stichting Preferente Aandelen Fugro, bestuurder Stichting Continuïteit ING nv, Stichting Bescherming TNT, Stichting Administratiekantoor van Aandelen Koninklijke Grolsch, Stichting Administratiekantoor SNS Reaal Groep, Stichting Preferente Aandelen Koninlijke Nedlloyd Groep en Stichting Preferente Aandelen DSM, alsmede voorzitter of bestuurder van enige stichtingen die zich richten op de opleiding van juristen.

De heer A.H.J. Risseeuw
Voormalig voorzitter Raad van Bestuur Getronics nv, voorzitter Raad van Commissarissen Koninklijke KPN nv, Intergamma bv en Groeneveld bv, lid Raad van Commissarissen Heineken nv en Blokker Holding bv, lid Raad van Toezicht TNO Delft, voorzitter van het bestuur van Stichting Administratiekantoor ING nv, lid bestuur Stichting Administratiekantoor Preferente Aandelen Randstad Holding nv en lid Raad van Advies Deloitte & Touche.

De heer J.F.Th. Vugts
Voormalig voorzitter Raad van Bestuur SNS Reaal Groep nv, voorzitter Raad van Commissarissen Alewijnse Holding bv, DKZET Offsetrotatie bv en MercaChem bv, lid Raad van Commissarissen Van Grinsven Drukkers bv en Tennet bv en lid bestuur Stichting Katholieke Universiteit Nijmegen.

Certificaten van aandeel

In 2005 verliepen uitgifte en royement van certificaten als volgt:

Certificaten van aandeel

Per 31 december 2004 in administratie	288.739.471
Uitgifte in verband met stockdividend	6.488.959
Uitgifte tegen gewone aandelen	466.617
Royement	–
Per 31 december 2005 in administratie	295.695.047

Per balansdatum was 97% van het kapitaal gecertificeerd.

Amsterdam, 28 februari 2006

Bestuur van Stichting Administratiekantoor Wolters Kluwer
S.D. de Bree, *voorzitter*
H. Bolt, *plaatsvervangend voorzitter/plaatsvervangend secretaris*
S.C.J.J. Kortmann, *secretaris*
A.H.J. Risseeuw
J.F.Th. Vugts

Verklaring

De Raad van Bestuur van Wolters Kluwer nv en het bestuur van Stichting Administratiekantoor Wolters Kluwer verklaren hiermede dat naar hun gezamenlijke oordeel is voldaan aan de ten aanzien van de onafhankelijkheid van bestuurders gestelde eisen als bedoeld in Bijlage X bij het Algemeen Reglement Euronext Amsterdam Stock Market.

Amsterdam, 28 februari 2006

Raad van Bestuur
Bestuur van Stichting Administratiekantoor Wolters Kluwer

Bestuur van Stichting Administratiekantoor Wolters Kluwer
p/a Apollolaan 153
Postbus 75248
1070 AE Amsterdam
trustoffice@wolterskluwer.com

Verslag van de Trustee

1% converteerbare niet-achtergestelde obligatielening 2001 verschuldigd per 2006, oorspronkelijk groot € 700 miljoen ten laste van Wolters Kluwer nv

Ter voldoening aan het bepaalde in III, artikel 2 van de op 30 november 2001 voor Mr. C.J. Groffen verleden trustakte, brengen wij onderstaand verslag uit.

Tenzij eerder ingekocht, afgelost of geconverteerd conform het bepaalde in de trustakte zullen de obligaties tegen 107,88% worden afgelost op 30 november 2006. De obligaties zijn tot en met 16 november 2006 converteerbaar in certificaten van gewone aandelen Wolters Kluwer nv à € 0,12 tegen een conversiekoers die thans € 31 bedraagt.

Gedurende het verslagjaar zijn geen obligaties ingekocht en ingetrokken of ter conversie aangeboden zodat het per 31 december 2005 uitstaande bedrag van de lening € 422.128.000 bedraagt.

Ter voldoening aan het bepaalde in I, artikel 9 van de trustakte zijn ten name van de Trustee zoveel certificaten van aandelen gedeponeerd als nodig is om volledige conversie van alle uitstaande obligaties mogelijk te maken.

Wolters Kluwer nv is bevoegd de lening geheel vervroegd af te lossen:

1. op voorwaarde dat in een aaneengesloten periode van 30 beursdagen de slotkoers van de certificaten van aandelen Wolters Kluwer nv op Euronext Amsterdam op 20 beursdagen tenminste 130% van de dan geldende conversiekoers heeft bedragen;
2. indien ten minste 85% van de lening is geconverteerd of ingekocht.

In het geval van een 'Change of Control' als bedoeld in I, artikel 4.g, 5.c en 17 van de trustakte zullen obligatiehouders in de gelegenheid worden gesteld hun obligaties vervroegd af te laten lossen per de door Wolters Kluwer nv alsdan vastgestelde datum, tegen een gefixeerd bedrag per obligatie dat wordt vastgesteld conform I, artikel 5 van de trustakte, met rente tot die datum.

Amsterdam, 28 februari 2006

N.V. Algemeen Nederlands Trustkantoor ANT
L.J.J.M. Lutz

Divisie management en concernstaf

HEALTH



Jeffery McCaulley
CEO Wolters Kluwer Health
Verenigde Staten, 1966

Jeffery McCaulley is sinds december 2004 CEO van Wolters Kluwer Health. De divisie wil bijdragen aan uitstekende medische zorg door gezondheidsprofessionals en instellingen de informatie te bieden die zij nodig hebben om kritische beslissingen efficiënt en effectief te nemen. De heer McCaulley begon zijn carrière bij GE Medical Systems waar hij gedurende 13 jaar verschillende functies bekleedde, met steeds grotere verantwoordelijkheden, waaronder functies in het topmanagement. Hij was als laatste President en CEO van GE Clinical Services, de toonaangevende leverancier van uitgebreide biomedische diensten voor de gezondheidssector.

Alvorens hij bij Wolters Kluwer kwam, was hij als Vice President en General Manager verbonden aan Medtronic Diabetes, een wereldwijde activiteit met een omvang van $ 650 miljoen en toonaangevend in het ontwerp, de ontwikkeling, fabricage en marketing van geavanceerde apparatuur en informatiesystemen voor de behandeling van diabetes.

De heer McCaulley voltooide summa cum laude een studie aan de faculteit lucht- en ruimtevaarttechniek van de University of Cincinnati en heeft een Executive MBA van de Owen Graduate School of Management van de Vanderbilt University.

CORPORATE & FINANCIAL SERVICES



Christopher Cartwright
CEO Wolters Kluwer Corporate & Financial Services en President Shared Services North America
Verenigde Staten, 1965

Christopher Cartwright is CEO van Wolters Kluwer Corporate & Financial Services, een divisie die bestaat uit de Financial Services en de Corporate Legal Services onderdelen. De heer Cartwright is tevens President van Shared Services North America.

Voordat hij werd benoemd tot CEO was hij o.a. CEO van Legal, Tax & Business Noord-Amerika, en President en CEO van CCH Legal Information Services. Onder zijn leiderschap heeft CCH Legal Information Services een snelle autonome groei doorgemaakt, werd het op technologie gebaseerde product- en dienstenpakket uitgebreid en een aantal succesvolle overnames gedaan. Hierdoor is CCH Legal Information Services een van de meest winstgevende Wolters Kluwer-ondernemingen geworden.
De heer Cartwright heeft de graad bachelor en de graad master van de University of Texas in Austin, waar hij cum laude afstudeerde.

TAX, ACCOUNTING & LEGAL



Kevin Robert
CEO Wolters Kluwer
Tax and Accounting
Verenigde Staten, 1956

Tax and Accounting
Voordat hij deze functie bekleedde, was Kevin Robert President en CEO van CCH Tax Compliance. Gedurende zijn loopbaan van meer dan 20 jaar bij CCH, is Kevin Robert werkzaam geweest in sales en marketing en heeft hij bijgedragen aan de ontwikkeling en lancering van zeer succesvolle producten, zoals de eerste web-based research service, CCH Internet Tax Research NetWork, en een van de belangrijkste fiscale softwareproducten van de vennootschap, genaamd ProSystem *fx* Tax. Tevens was hij Director voor klantenservice bij CCH INCORPORATED, waar hij nieuwe systemen voor ordermanagement en klantenservice invoerde.

De heer Robert heeft de graad bachelor van de University of New Orleans en een MBA van Pepperdine University, Malibu, Californië.



Robert Becker
CEO Wolters Kluwer
Law & Business
Verenigde Staten, 1954

Law & Business
Robert Becker is sinds juli 2003 CEO van Wolters Kluwer Law & Business. Voor hij bij Wolters Kluwer kwam, was hij werkzaam bij Jupiter Media Metrix, laatstelijk als CEO. Tot zijn uitgebreide managementervaring in de media en informatiedienstensector behoort een dienstverband van 13 jaar bij The Thomson Corporation. Hier was hij President en CEO van verschillende onderdelen. Hiervoor bekleedde hij de functie van Senior Vice President van Finance & Customer Operations/CFO bij Warren, Gorham and Lamont, Inc.

De heer Becker heeft de graad bachelor of science van Marquette University en een MBA van de University of Connecticut.

LEGAL, TAX & REGULATORY EUROPE



Rolv Eide
CEO Wolters Kluwer
Legal, Tax & Regulatory Europe
Noorwegen, 1954

Rolv Eide is sinds november 2003 CEO van Wolters Kluwer Legal, Tax & Regulatory Europe. Voordat hij bij Wolters Kluwer kwam, was hij actief bij Tele Atlas Europe, alwaar hij sinds 2001 Chief Operating Officer was. Van 1985 tot 2001 werkte hij bij Dun & Bradstreet, laatstelijk als Executive Vice President. Zijn uitgebreide werkervaring in Europa omvat de ontwikkeling van elektronische platforms voor ondernemingen die cruciale bedrijfsinformatie nodig hebben. Zijn kennis van de business en technologie zorgen dat hij zeer goed in staat is verder invulling te geven aan de strategie van Legal, Tax & Regulatory Europe om de marktposities uit te breiden en operationele efficiëntie te realiseren door middel van shared services.

De heer Eide heeft bedrijfskunde gestudeerd aan de University of Stockholm.

EDUCATION



Fred Grainger
COO Wolters Kluwer
Education
Verenigd Koninkrijk, 1953

Voorafgaand aan zijn functie als COO van Education sinds september 2005, was Fred Grainger CEO van Nelson Thornes.
Voordat hij in 2003 bij Wolters Kluwer in dienst trad, was de heer Grainger President en CEO van the Global English Corporation (Verenigde Staten), 's werelds grootste online subscription-based Engelstalige dienstverlener. Door zijn zeer succesvolle strategie om de markt voor corporate education te veroveren, werd de onderneming in haar sector wereldwijd nummer 1.

Van 1994 tot 1999 bekleedde de heer Grainger verschillende topposities bij The Thomson Corporation. Hij was hier CEO van Alignmark Information

Publishing (Verenigde Staten), Vice President van Strategy and Business Development voor de Internationale en Media-Divisie (Verenigde Staten) en CEO van de Thomson/Yorkshire TV-joint venture (nu Granada Learning).
De door hem opgezette joint venture groeide uit tot de sterkste onderwijs-multimedia-uitgever in het Verenigd Koninkrijk. De heer Grainger was tevens de oprichter en CEO van Interactive Learning Productions. Aan het begin van zijn carrière was hij docent wiskunde en senior research associate van The Interactive Learning Project. Hij loopt reeds 20 jaar voorop in de uitgeverijbranche voor zowel elektronische als print publicaties.

CONCERNSTAF

Senior Vice President, Accounting & Control
Matthijs Lusse

Senior Vice President, Human Resources
Kathy Baker

Senior Vice President, Operational Auditor
Paul Kooijmans

Senior Vice President, Strategy
Andres Sadler

Contact informatie

HOOFDKANTOOR

Wolters Kluwer nv
Apollolaan 153
Postbus 75248
1070 AE Amsterdam

T 020 6070 400
F 020 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Kamer van Koophandel Amsterdam
Handelsregister nr. 33.202.517

Corporate Media Relaties
Vice President, Corporate Communications
Caroline Wouters
T 020 6070 459
F 020 6070 490
press@wolterskluwer.com

Investor Relations
Vice President, Investor Relations
Oya Yavuz
T 020 6070 407
F 020 6070 499
ir@wolterskluwer.com

Corporate Human Resources
Senior Vice President, Human Resources
Kathy Baker
hr@wolterskluwer.com

DIVISIES

Health
Media Relaties
Director, Corporate Communications
Connie Hofmann
connie.hofmann@wolterskluwer.com

Corporate & Financial Services
Media Relaties
Director, Corporate Communications
Peggy Wilson
pr@bankerssystems.com

Tax, Accounting & Legal
Media Relaties
Director, Corporate Communications
Leslie Bonacum
mediahelp@cch.com

Legal, Tax & Regulatory Europe
Media Relaties
Communications Manager
Yvette van Braam Morris
press@wolterskluwer.com

Education
Media Relaties
Public Relations Manager
Claire Martin
cmartin@nelsonthornes.com

OVERIG

Stichting Administratiekantoor
Wolters Kluwer
p/a Apollolaan 153
Postbus 75248
1070 AE Amsterdam
trustoffice@wolterskluwer.com

Externe accountant
KPMG ACCOUNTANTS nv
Burgemeester Rijnderslaan 20, Amstelveen
Postbus 74500
1070 DB Amsterdam
www.kpmg.com
info@kpmg.com

American Depositary Receipts
Trust Office
Morgan Guaranty Trust Company of New York
60 Wall Street
New York, NY 10260
Verenigde Staten
www.adr.com

Kalender 2006

1 maart	Jaarcijfers 2005
27 maart	Publicatie jaarverslag 2005
26 april	Algemene Vergadering van Aandeelhouders
	Okura Hotel Amsterdam
28 april	Ex-dividenddatum
10 mei	Resultaten eerste kwartaal 2006
2 augustus	Resultaten tweede kwartaal 2006
8 november	Resultaten derde kwartaal 2006

Over dit jaarverslag

Dit jaarverslag is beschikbaar in print in Nederlands en Engels.
De Engelse versie is ook beschikbaar op www.wolterskluwer.com.

De Nederlandse versie van het jaarverslag prevaleert
in het geval van inconsistenties.

Productie
Wolters Kluwer
Corporate Communications

Vertaling
Tadema & Van der Weert vertalingen

Fotografie
Taco Anema

Ontwerp & vormgeving
Design Studio Hans Kentie BNO

Lithografie
Nederlof Repro

Druk
Grafisch Bedrijf Tuijtel

Afwerking
Hexspoor

Papier
Dit jaarverslag is gedrukt
op Arctic The Volume Paper,
FCS en PEFC gecertificeerd,
geproduceerd door Arctic Paper

Voor meer informatie,
bezoek www.wolterskluwer.com
of neem contact op met
Corporate Communications via
info@wolterskluwer.com;
020 6070 400

www.wolterskluwer.com

Toekomstgerichte uitspraken

In dit jaarverslag worden toekomstgerichte uitspraken gedaan. Deze uitspraken zijn herkenbaar aan het gebruik van bewoordingen als 'verwacht', 'naar verwachting', 'voorziet', 'heeft het voornemen', en vergelijkbare uitdrukkingen. Wolters Kluwer waarschuwt dat deze toekomstgerichte uitspraken onderhevig zijn aan bepaalde risico's en onzekerheden die er toe kunnen leiden dat de werkelijke resultaten en gebeurtenissen aanmerkelijk afwijken van wat is voorzien in de toekomstgerichte uitspraken. Factoren die daartoe kunnen leiden zijn onder meer, maar niet uitsluitend, de algemene economische omstandigheden, de situatie op de markten waarop Wolters Kluwer actief is, het gedrag van klanten, leveranciers en concurrenten, technologische ontwikkelingen, de implementatie en uitvoering van nieuwe ICT-systemen en outsourcing, juridische- en fiscale bepalingen en voorschriften van regelgevende instanties die consequenties hebben voor de activiteiten van Wolters Kluwer, evenals risico's verbonden met fusies, overnames en desinvesteringen. In aanvulling hierop, maar niet beperkt daartoe, kunnen toekomstige resultaten beïnvloed worden door financiële risico's zoals valuta- en rente risico's en liquiditeits- en kredietrisico's. Wolters Kluwer verwerpt iedere aansprakelijkheid of verplichting terzake van het bijwerken of herzien van onderhavige prognoses op basis van nieuwe informatie, toekomstige gebeurtenissen of anderszins.

...or een volledig overzicht van
...dressen, klantenservices en websites

Overzicht van divisies, bedrijfsonderdelen en merken

...ctiviteiten in Australië, Brazilië, China, ...uropa, India, Japan, Nieuw-Zeeland, ...e Verenigde Staten

...harma Solutions
- Adis
- ...Source®

...edical Research
- Boucher Communications
- Lippincott Williams & Wilkins
- Ovid

...rofessional & Education
- ...ii Patent Intelligence
- Lippincott Williams & Wilkins

...linical Solutions
- Clin-eguide
- Facts & Comparisons
- Medi-Span
- ProVation Medical
- SKOLAR

Activiteiten in de Verenigde Staten

Corporate Legal Services
- BizFilings
- CCH Corsearch
- Summation Legal Technologies
- Tripoint
- TyMetrix
- UCC Direct Services

Financial Services
- Atchley Systems
- AuthenticWeb
- Bankers Systems
- CCH Capital Changes
- CCH® INSURANCE SERVICES
- CCH® Wall Street
- Compliance University™
- GainsKeeper®
- NILS INSource
- PCi Corporation
- Uniform Forms
- VMP® Mortgage Solutions

• Amsterdam

Activiteiten in Europa

- België: Wolters Plantyn
- Duitsland: Bildungsverlag EINS, Digital Spirit
- Hongarije: Müszaki Kiadó
- Nederland: Wolters-Noordhoff
- Oostenrijk: Jugend & Volk
- Verenigd Koninkrijk: Nelson Thornes
- Zweden: Liber

WOLTERS KLUWER TRANSPORT SERVICES

Activiteiten in Europa

- Nolis
- Teleroute
- Transwide




Amsterdam

WOLTERS KLUWER
TAX, ACCOUNTING & LEGAL

Activiteiten in Australië, Canada, China, Europa, India, Japan, Maleisië, Nieuw-Zeeland, Singapore, Verenigde Staten

Tax and Accounting

- CCH
- ProSystem *fx*

Law & Business

- Aspen
- CCH
- Kluwer Law International
- Loislaw

WOLTERS KLUWER
LEGAL, TAX & REGULATORY
EUROPE

Activiteiten in Europa

België

- Kluwer

Centraal- en Oost Europa

- Hongarije: CompLex
- Polen: ABC, LEX, PWP
- Roemenië: EON, Rosetti
- Slowakije: IURA
- Tsjechië: ASPI
- Wolters Kluwer Russia

Duitsland

- AnNoText
- Carl Link
- CW Haarfeld
- Deutscher Wirtschaftsdienst
- Luchterhand
- Verlag Praktischen Wissen
- Verlag R.S. Schulz
- Werner Verlag
- Wolters Kluwer Deutschland

Frankrijk

- Editions Dalian
- Groupe Liaisons
- Lamy
- Wolters Kluwer France

Italië

- CEDAM
- De Agostini Professionale
- IPSOA
- UTET Professionale
- Wolters Kluwer Italia

Nederland

- Kluwer

Scandinavië

- Akelius
- Fritzes
- Magnus Informatik
- Norstedts Juridik

Spanje

- A3 Software
- CISS
- ECOIURIS
- Especial Directivos
- LA LEY
- Praxis
- Wolters Kluwer España
- Wolters Kluwer Portugal

Verenigd Koninkrijk

- CCH
- Croner





Wolters Kluwer

www.wolterskluwer.com

Agenda
Algemene Vergadering van Aandeelhouders


Wolters Kluwer

Voorstel statutenwijziging









Agenda

Agenda voor de Algemene Vergadering
van Aandeelhouders van Wolters Kluwer nv,
te houden op woensdag 26 april 2006,
aanvang 11.00 uur in het Okura Hotel,
Ferdinand Bolstraat 333 te Amsterdam

Agenda

1 **Opening**

2 **Jaarverslag 2005**
   a Verslag van de Raad van Bestuur over het jaar 2005
   b Bericht van de Raad van Commissarissen over het jaar 2005

3 **Jaarrekening 2005 en dividend**
   a Voorstel tot vaststelling van de jaarrekening over het jaar 2005 zoals opgenomen in het jaarverslag over het jaar 2005*
   b Voorstel tot uitkering van € 0,55 per gewoon aandeel in contanten of, ter keuze van de aandeel- of certificaathouders, in de vorm van (certificaten van) gewone aandelen*

4 **Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur en de Raad van Commissarissen voor de uitoefening van hun taak**
   a Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur voor de uitoefening van hun taak zoals bedoeld in artikel 28 van de statuten*
   b Voorstel tot verlenen van kwijting aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak zoals bedoeld in artikel 28 van de statuten*

5 **Voorstel tot wijziging van de statuten***

6 **Samenstelling Raad van Commissarissen**
   a Voorstel tot herbenoeming van de heer A. Baan als lid van de Raad van Commissarissen*
   b Voorstel tot benoeming van de heer S.B. James als lid van de Raad van Commissarissen*

7 **Voorstel tot verlenging van de bevoegdheden van de Raad van Bestuur**
   a Uitgifte van aandelen en/of verlenen van rechten tot het nemen van aandelen*
   b Beperking of uitsluiting van het voorkeursrecht*

8 **Voorstel tot machtiging inkoop eigen aandelen***

9 **Taal van het jaarverslag en de daarin opgenomen jaarrekening***

10 **Rondvraag**

11 **Sluiting**

** Onderwerpen geagendeerd ter stemming.*

Agenda
Algemene Vergadering van Aandeelhouders

Wolters Kluwer

Toelichting op de agenda

3 **Jaarrekening 2005 en dividend**

In deze agendapunten is opgenomen het voorstel tot vaststelling van de jaarrekening over het jaar 2005 zoals opgenomen in het jaarverslag 2005, en tot uitkering van een dividend van € 0,55 per gewoon aandeel in contanten of, ter keuze van de aandeel- of certificaathouders in de vorm van (certificaten van) gewone aandelen ten laste van de agioreserve of desgewenst ten laste van de overige reserves. Dit is in lijn met het reserverings- en dividend-beleid dat in 2005 is besproken tijdens de Algemene Vergadering van Aandeelhouders. Het beleid is dit jaar niet gewijzigd.

4 **Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur en de Raad van Commissarissen voor de uitoefening van hun taak**

De voorstellen tot verlenen van kwijting aan de leden van de Raad van Bestuur en aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak, zijn aparte agendapunten. Voorgesteld wordt kwijting te verlenen aan de leden van de Raad van Bestuur en aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak, voor zover van die taakuitoefening blijkt uit de jaarrekening of uit informatie die anderszins vooraf-gaand aan de vaststelling van de jaarrekening aan de Algemene Vergadering van Aandeelhouders is verstrekt. De reikwijdte van een verleende kwijting is onderworpen aan beperkingen op grond van de wet.

5 **Voorstel tot wijziging van de statuten**

Voorgesteld wordt de certificering van aandelen te beëindigen. Als gevolg hiervan zullen de statuten van Wolters Kluwer nv worden gewijzigd. Een toelichtende notitie op de voorgestelde statutenwijziging is hierachter te vinden.

Het voorstel tot wijziging van de statuten alsmede de toelichtende notitie liggen ook ter inzage bij het kantoor van Fortis Bank (Nederland) nv, Rokin 55 te Amsterdam en ten kantore van Wolters Kluwer nv, Apollolaan 153 te Amsterdam.
Deze stukken kunnen kosteloos op bovengenoemde adressen worden afgehaald en ook telefonisch worden aangevraagd bij ABN AMRO Servicedesk, telefoon 076 579 9455 en voorts schriftelijk of telefonisch worden aangevraagd bij Wolters Kluwer nv, afdeling Corporate Communications, Postbus 75248, 1070 AE Amsterdam (telefoon 020 607 0469, fax 020 607 0490, e-mailadres info@wolterskluwer.com). Tevens zijn deze stukken te raadplegen via de website: www.wolterskluwer.com.

6 **Samenstelling Raad van Commissarissen**

De heer De Ruiter, voorzitter van de Raad van Commissarissen, zal aftreden na de Algemene Vergadering van Aandeelhouders van 26 april 2006, aangezien hij de maximale periode van drie termijnen van vier jaar lid is geweest van de Raad van Commissarissen.
In overeenstemming met de statuten, benoemt de Raad van Commissarissen uit zijn midden een voorzitter. De Raad van Commissarissen heeft besloten om de heer A. Baan te benoemen als nieuwe voorzitter van de Raad van Commissarissen. Ingevolge het rooster van aftreden loopt de huidige termijn van de heer Baan in 2006 af. Hij is beschikbaar voor herbenoeming. De benoeming van de heer Baan als voorzitter is derhalve afhankelijk van zijn herbenoeming als lid van de Raad van Commissarissen (zie hier-onder agendapunt 6a). Voorts doet de Raad van Commissarissen, ter vervulling van de door het aftreden van de heer De Ruiter ontstane vacature, een voordracht om de heer S.B. James te benoemen als nieuw lid van de Raad van Commissarissen (zie hieronder agendapunt 6b).

a *Voorstel tot herbenoeming van de heer A. Baan als lid van de Raad van Commissarissen*

De heer A. Baan treedt af volgens rooster en is herbenoembaar. Op grond van artikel 21 lid 4 van de statuten doet de Raad van Commissarissen een voordracht om de heer Baan als commissaris te herbenoemen, zulks op grond van zijn brede internationale algemene management ervaring, mede op het gebied van technologie. De heer Baan is geboren in 1942 en heeft de Nederlandse nationaliteit. Hij is lid van de Selectie- en Remuneratiecommissie en lid van de Audit Commissie van Wolters Kluwer nv. De heer Baan is voormalig lid van de Raad van Bestuur van Koninklijke Philips Electronics nv. Hij is lid van de Raad van Commissarissen van Océ nv, Hagemeyer nv en Koninklijke Volker Wessels Stevin nv, ICI Ltd. (Verenigd Koninkrijk), Port of Singapore Authority Europe Ltd. en van International Power Plc. (Verenigd Koninkrijk), alsmede voorzitter van de Raad van Toezicht van de Autoriteit Financiële Markten. De heer Baan houdt geen (certificaten van) aandelen in de vennootschap.

b *Voorstel tot benoeming van de heer S.B. James als lid van de Raad van Commissarissen*

Ter vervulling van de door het aftreden van de heer De Ruiter ontstane vacature, doet de Raad van Commissarissen op grond van artikel 21 lid 4 van de statuten een voordracht om de heer S.B. James te benoemen als lid van de Raad van Commis-sarissen, zulks op grond van zijn brede internationale algemene management ervaring en zijn kennis van de gezondheidszorg sector. De heer James is geboren in 1948 en heeft de Australische nationaliteit. De heer James is voormalig Group Managing Director en CEO van Mayne Group Limited (Australië). De heer James houdt geen (certificaten van) aandelen in de vennootschap.

7 **Voorstel tot verlenging van de bevoegdheden van de Raad van Bestuur**

a *Uitgifte van aandelen en/of verlenen van rechten tot het nemen van aandelen*
Voorstel tot verlenging van de bevoegdheid van de Raad van Bestuur voor een periode van 18 maanden, ingaande op 26 april 2006, om met goedkeuring van de Raad van Commissarissen aandelen uit te geven en/of rechten tot het nemen van aandelen te verlenen, welke bevoegdheid beperkt zal zijn tot 10% van het op 26 april 2006 geplaatste kapitaal, en een additionele 10% van het op 26 april 2006 geplaatste kapitaal indien de uitgifte plaats vindt in het kader van, of ter gelegenheid van, een fusie of overname.

b *Beperking of uitsluiting van het voorkeursrecht*
Voorstel tot verlenging van de bevoegdheid van de Raad van Bestuur voor een periode van 18 maanden, ingaande op 26 april 2006, om met goedkeuring van de Raad van Commissarissen het voorkeursrecht van houders van gewone aandelen te beperken of uit te sluiten wanneer op grond van de in agendapunt 7a gevraagde bevoegdheid gewone aandelen worden uitgegeven en/of rechten tot het nemen van gewone aandelen worden verleend, tot 10% van het op 26 april 2006 geplaatste kapitaal, en een additionele 10% van het op 26 april 2006 geplaatste kapitaal indien de uitgifte plaats vindt in het kader van, of ter gelegenheid van, een fusie of overname.

8 **Voorstel tot machtiging inkoop eigen aandelen**

Voorstel om de Raad van Bestuur voor een periode van 18 maanden, ingaande op 26 april 2006, te machtigen om anders dan om niet, eigen volgestorte aandelen in de vennootschap of certificaten daarvan door inkoop op de beurs of anderszins te verwerven tot het wettelijke maximum van 10% van het op 26 april 2006 geplaatste kapitaal, en tegen een prijs die voor gewone aandelen of certificaten daarvan ligt tussen de nominale waarde van de aandelen en 110% van de slotkoers van de (certificaten van) aandelen op de beurs van Euronext Amsterdam nv de dag voorafgaand aan de inkoop zoals vermeld in de Officiële Prijscourant van Euronext Amsterdam nv en die voor preferente aandelen gelijk is aan de nominale waarde van die aandelen.

9 **Taal van het jaarverslag en de daarin opgenomen jaarrekening**

Voorgesteld wordt om met ingang van het boekjaar 2006, de Engelse taal aan te wijzen als officiële taal voor het jaarverslag en de daarin opgenomen jaarrekening. Dit voorstel wordt ingegeven door het internationale karakter van de vennootschap en van de financiële markten, de internationale spreiding van de aandeelhouders van de vennootschap, de buitenlandse leden van de Raad van Bestuur en Raad van Commissarissen en het feit dat de Engelse taal binnen de internationale zakenwereld algemeen geaccepteerd is. Aangezien het jaarverslag geheel in het Engels wordt voorbereid zal het aanwijzen van de Engelse taal als officiële taal mogelijke interpretatieverschillen bij de vertaling voorkomen. Een Nederlandstalig verslag zal de komende jaren beschikbaar blijven.

Toelichting bij het voorstel tot wijziging van de statuten van Wolters Kluwer nv, ("Wolters Kluwer"), zoals dit ter besluitvorming zal worden voorgelegd aan de op 26 april 2006 te houden jaarlijkse algemene vergadering van aandeelhouders

Algemeen

De Raad van Bestuur stelt onder goedkeuring van de Raad van Commissarissen voor de statuten van Wolters Kluwer te wijzigen teneinde deze aan te passen aan de beëindiging van de administratie van gewone aandelen op naam in het kapitaal van Wolters Kluwer door Stichting Administratiekantoor Wolters Kluwer (het "**Administratiekantoor**"). Met de beëindiging van de administratie wordt de structuur van Wolters Kluwer nog meer in lijn gebracht met wat thans als wenselijk wordt gezien op het gebied van corporate governance. Daarnaast houdt de statutenwijziging een dematerialisatie van aandelen in, waarbij de gewone aandelen op naam (die thans worden gehouden door het Administratiekantoor) worden opgenomen in het girale effectensysteem, zoals voorzien in de Wet giraal effectenverkeer. Tenslotte wordt een aantal aanpassingen van technische aard voorgesteld.

Wijzigingen in verband met beëindiging van administratie

Aangezien de administratie van gewone aandelen op naam in het kapitaal van Wolters Kluwer door het Administratiekantoor zal worden beëindigd, bevatten de statuten van Wolters Kluwer niet langer verwijzingen naar certificaten van aandelen die met medewerking van Wolters Kluwer zijn uitgegeven en naar houders van dergelijke certificaten. Aan de statuten is in verband daarmee een bepaling toegevoegd dat Wolters Kluwer geen medewerking verleent aan de uitgifte van certificaten van aandelen (artikel 14 lid 10, voorstel statutenwijziging).

Door beëindiging van de administratie worden de certificaten ingetrokken tegen levering van de onderliggende aandelen aan de huidige certificaathouders (zie voor de wijze waarop dit zal geschieden hierna onder 'Dematerialisatie van gewone aandelen op naam'). De beursnotering van de certificaten wordt dientengevolge beëindigd, in plaats waarvoor de onderliggende aandelen zullen worden genoteerd.

Door de beëindiging van de administratie worden de huidige certificaathouders aandeelhouders. Feitelijk gezien brengt dit voor hen geen wijziging in hun rechten (zoals de vergaderrechten, rechten op het ontvangen van dividenden en andere uitkeringen) met zich mee, met dien verstande dat aan hen voortaan rechtstreeks het stemrecht op de door hen gehouden aandelen toekomt.

De beëindiging van de administratie heeft geen gevolgen voor het 'American Depositary Receipts Program' van Wolters Kluwer.

Dematerialisatie van gewone aandelen op naam

De huidige ontwikkelingen in Europa en op de nationale kapitaalmarkt hebben geleid tot een toename van grensoverschrijdende effectentransacties en daarmee samenhangende grensoverschrijdende afwikkeling van dergelijke effectentransacties, waarbij het giraal effectensysteem van grote betekenis is. Euronext streeft naar een volledige giralisering van de Nederlandse effectenvoorraad.

Voorgesteld wordt om de thans door het Administratiekantoor gehouden gewone aandelen op naam in het kapitaal van Wolters Kluwer, bij gelegenheid van de beëindiging van de administratie, door overdracht aan Euroclear Nederland of een aangesloten instelling in de zin van de Wet giraal effectenverkeer op te laten nemen in het girale effectensysteem, zoals voorzien in de Wet giraal effectenverkeer. In de statuten worden deze aandelen aangeduid als 'girale aandelen'.

De girale aandelen worden in het register van aandeelhouders van Wolters Kluwer ingeschreven op naam van Euroclear Nederland of de desbetreffende aangesloten instelling in de zin van de Wet giraal effectenverkeer. Voor de huidige houders van certificaten aan toonder, die door beëindiging van de administratie aandeelhouder worden, zal hun aandeelhouderschap blijken uit de door hen aangehouden effectenrekeningen bij een aangesloten instelling in de zin van de Wet giraal effectenverkeer. De huidige houders van gewone aandelen op naam blijven als voorheen onder hun eigen naam in het register van aandeelhouders vermeld staan.

Uitlevering van aandelen uit het systeem en inschrijving in het register van aandeelhouders is in beginsel niet mogelijk, tenzij met toestemming van de Raad van Bestuur (artikel 14 lid 4 voorstel statutenwijziging). Deze toestemming wordt steeds verleend door de Raad van Bestuur indien het verzoek om uitlevering wordt gedaan door een persoon die door de uitlevering rechtstreeks houder wordt van aandelen op naam voor ten minste 1% van het geplaatste kapitaal van Wolters Kluwer of door de uitlevering een zodanig belang wordt vergroot. Op grond van artikel 26 lid 2 Wet giraal effectenverkeer kan deze statutaire bepaling eerst in werking treden zes maanden nadat de Raad van Bestuur de inhoud van die bepaling heeft gepubliceerd in ten minste een landelijk verspreid dagblad.

Technische wijzigingen

- In de statuten is het gebruik van de begrippen "algemene vergadering" en "algemene vergadering van aandeelhouders" in lijn gebracht met de betekenis die daaraan in het artikel "Begripsbepalingen" is gegeven.
- In artikel 14 lid 8 van het voorstel tot statutenwijziging is toegevoegd dat bij vestiging van een pandrecht op aandelen kan worden bepaald dat het stemrecht op die aandelen toekomt aan de pandhouder. Het geplaatste kapitaal van Wolters Kluwer zal na statutenwijziging voornamelijk bestaan uit girale aandelen. Voor girale aandelen, die onder de Wet giraal effectenverkeer vallen, heeft het weinig zin om in de statuten te bepalen dat bij vestiging van pandrecht op een aandeel de overgang van stemrecht is uitgesloten. Immers, net als de levering van dat soort aandelen geschiedt ook de vestiging van een pandrecht op dat soort aandelen met inachtneming van de regels van de Wet giraal effectenverkeer.
- In artikel 26 (Vrijwaring) lid 6 van het voorstel tot statutenwijziging is nader uitgewerkt dat voor het geval verzekeraars de dekking van claims en kosten (gedeeltelijk) weigeren, terwijl de dekking naar het oordeel van Wolters Kluwer wel bestaat, Wolters Kluwer een bestuurder alsnog zal vrijwaren, onder de voorwaarde dat de desbetreffende bestuurder zijn aanspraken jegens de desbetreffende verzekeraars aan Wolters Kluwer overdraagt.
- De regeling in artikel 37 van de statuten, over vergaderrechten en toegang tot algemene vergaderingen van aandeelhouders, wordt aangepast aan de huidige praktijk.
- De regeling in de statuten over deponering van documenten wordt aangepast aan de bepalingen van het Algemeen Reglement Euronext Amsterdam Stock Market (ter vervanging van het voormalige Fondsenreglement van Euronext Amsterdam N.V.) (zie artikel 27 lid 6, artikel 33 lid 4 en artikel 40 lid 3 van het voorstel tot statutenwijziging). Voorts is in het artikel "Begripsbepalingen" het begrip "Algemeen Reglement" toegevoegd. De in artikel 40 lid 2 (nieuw) opgenomen verplichting vloeit voort uit het Algemeen Reglement.

Machtiging

Het voorstel tot statutenwijziging houdt mede in het verlenen van machtiging aan ieder lid van de Raad van Bestuur, de secretaris van Wolters Kluwer, alsmede aan iedere (kandidaat-)notaris en notarieel medewerker van Allen & Overy LLP, advocaten, notarissen en belastingadviseurs te Amsterdam, om op het ontwerp van de akte van statutenwijziging de verklaring van geen bezwaar te vragen en om die akte te doen passeren.

Voorstel tot statutenwijziging Wolters Kluwer nv, gevestigd te Amsterdam

Dit voorstel bestaat uit twee kolommen. In de linkerkolom is de tekst van de te wijzigen artikelen van de geldende statuten opgenomen. *In de rechterkolom zijn uitsluitend de voorgestelde* wijzigingen opgenomen. Indien in een artikel(lid) slechts een of enkele woorden wijzigt/wijzigen, is de desbetreffende wijziging in de rechterkolom vetgedrukt weergegeven. Naast dit voorstel is afzonderlijk een algemene toelichting beschikbaar.

Begripsbepalingen

Huidige tekst	Voorgestelde tekst
a *de vennootschap:* Wolters Kluwer N.V., gevestigd te Amsterdam;	
b *raad van bestuur:* raad van bestuur van de vennootschap;	
c *raad van commissarissen:* raad van commissarissen van de vennootschap;	
d *algemene vergadering:* het orgaan, dat gevormd wordt door stemgerechtigde aandeelhouders en andere stemgerechtigden in de vennootschap;	
e *algemene vergadering van aandeelhouders:* de bijeenkomst van aandeelhouders en andere personen met vergaderrechten van de vennootschap;	
f *aandelen onderscheidenlijk aandeelhouders:* gewone aandelen en preferente aandelen, onderscheidenlijk houders van die aandelen, tenzij uit de tekst het tegendeel blijkt;	f *aandelen onderscheidenlijk aandeelhouders:* gewone aandelen en preferente aandelen **in het kapitaal van de vennootschap**, onderscheidenlijk houders van die aandelen, tenzij uit de tekst het tegendeel blijkt;
g *certificaten:* certificaten van door de vennootschap uitgegeven aandelen. Tenzij het tegendeel blijkt, zijn daaronder begrepen certificaten, die niet met medewerking van de vennootschap zijn uitgegeven;	*vervalt;*
h *certificaathouders:* houders van met medewerking van de vennootschap uitgegeven certificaten. Tenzij het tegendee blijkt, zijn daaronder begrepen zij, die als gevolg van een op aandelen gevestigd vruchtgebruik de rechten hebben, die de wet toekent aan certificaathouders;	*vervalt;*
	g *girale aandelen:* gewone aandelen die zijn opgenomen in het girale systeem van de Wet giraal effectenverkeer. Tenzij uit deze statuten of de wet anders voortvloeit, worden voor de toepassing van deze statuten rechten van Euroclear-deelgenoten met betrekking tot girale aandelen aangemerkt als aandelen;
i *jaarrekening:* de balans, de winst- en verliesrekening en de toelichting op deze stukken, zowel in de vorm, waarin zij door de raad van bestuur zijn opgemaakt, als in de vorm waarin zij door de algemene vergadering zijn vastgesteld;	h *ongewijzigd oud sub i;*
j *accountant:* een registeraccountant of een andere deskundige als bedoeld in artikel 393 Boek 2 van het Burgerlijk Wetboek;	i *ongewijzigd oud sub j;*
k *jaarvergadering:* de algemene vergadering van aandeelhouders bestemd tot de behandeling en vaststelling van de jaarrekening;	j *ongewijzigd oud sub k;*
l *jaarverslag:* het door de raad van bestuur jaarlijks schriftelijk uit te brengen verslag omtrent de zaken van de vennootschap en het gevoerde bestuur;	k *ongewijzigd oud sub l;*
m *handelsregister:* het handelsregister in de plaats waar de vennootschap haar zetel heeft;	*vervalt;*

Bestaande tekst	Voorgestelde tekst
n *dochtermaatschappij:* 1 a een rechtspersoon waarin de vennootschap of een of meer van haar dochtermaatschappijen, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de stemrechten in de algemene vergadering kunnen uitoefenen; b een rechtspersoon waarvan de vennootschap of een of meer van haar dochtermaatschappijen lid of aandeelhoudster zijn en, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de bestuurders of van de commissarissen kunnen benoemen of ontslaan, ook indien alle stemgerechtigden stemmen. 2 Met een dochtermaatschappij wordt gelijk gesteld een onder eigen naam optredende vennootschap waarin de vennootschap of een of meer van haar dochtermaatschappijen als vennote volledig jegens schuldeisers aansprakelijk is voor de schulden. 3 Voor de toepassing van het bepaalde sub 1 worden aan aandelen verbonden rechten niet toegerekend aan degene die de aandelen voor rekening van anderen houdt. Aan aandelen verbonden rechten worden toegerekend aan degene voor wiens rekening de aandelen worden gehouden, indien deze bevoegd is te bepalen hoe de rechten worden uitgeoefend, dan wel zich de aandelen te verschaffen. 4 Voor de toepassing van het bepaalde sub 1 worden stemrechten, verbonden aan verpande aandelen, toegerekend aan de pandhouder, indien hij mag bepalen hoe de rechten worden uitgeoefend. Zijn de aandelen evenwel verpand voor een lening die de pandhouder heeft verstrekt in de gewone uitoefening van zijn bedrijf, dan worden de stemrechten hem slechts toegekend, indien hij deze in eigen belang heeft uitgeoefend.	l *ongewijzigd oud sub n;*
o *groepsmaatschappij:* een rechtspersoon of vennootschap waarmee de vennootschap in een groep is verbonden. Een groep is een economische eenheid waarin rechtspersonen en vennootschappen organisatorisch zijn verbonden.	m *ongewijzigd oud sub o;*
	n *Algemeen Reglement:* het Algemeen Reglement Euronext Amsterdam Stock Market; o *Euroclear Nederland:* Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., handelend onder de naam Euroclear Nederland, zijnde het centraal instituut in de zin van de Wet giraal effectenverkeer, of een daarvoor in de plaats tredende instelling; p *Euroclear-deelgenoot:* een persoon die via een effectenrekening bij een bij Euroclear Nederland aangesloten instelling gerechtigd is tot een bepaald aantal girale aandelen. Tenzij uit deze statuten of de wet anders voortvloeit, worden voor de toepassing van deze statuten Euroclear-deelgenoten aangemerkt als aandeelhouders.

Bestaande tekst	Voorgestelde tekst
Naam, zetel en duur	
Artikel 1	
1 De vennootschap draagt de naam: Wolters Kluwer N.V.	
2 Zij heeft haar zetel te Amsterdam.	
3 Zij heeft een onbepaalde duur.	*Vervalt.*
Uitgifte van aandelen	
Artikel 4	
1 Uitgifte van aandelen vindt plaats op voorstel van de raad van bestuur en krachtens besluit van de algemene vergadering, behoudens aanwijzing van de raad van bestuur, door de algemene vergadering voor een periode van ten hoogste vijf jaren als het tot uitgifte bevoegde orgaan. Zodanige aanwijzing van de raad van bestuur kan bij besluit van de algemene vergadering telkens voor ten hoogste vijf jaren worden verlengd. Bij de aanwijzing wordt bepaald hoeveel aandelen mogen worden uitgegeven. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken.	
2 Elk besluit van de raad van bestuur omtrent uitgifte van aandelen is onderworpen aan de goedkeuring van de raad van commissarissen.	
3 Voor de geldigheid van het besluit van de algemene vergadering tot uitgifte van aandelen of tot aanwijzing als hiervoor in lid 1 bedoeld, is vereist een voorafgaand of gelijktijdig goedkeurend besluit van elke groep houders van aandelen van eenzelfde soort aan wier rechten de uitgifte afbreuk doet.	
4 Binnen acht dagen na een besluit van de algemene vergadering tot uitgifte van aandelen of tot aanwijzing als hiervoor bedoeld, wordt een volledige tekst van het betrokken besluit neergelegd ten kantore van het handelsregister.	
5 Binnen acht dagen na elke uitgifte van aandelen wordt hiervan opgave gedaan ten kantore van het handelsregister met vermelding van aantal en soort.	
6 Het bepaalde in de voorgaande leden van dit artikel is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen, aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.	
7 Indien door een uitgifte van preferente aandelen of door het verlenen van een recht tot het nemen van preferente aandelen een bedrag aan preferente aandelen zal zijn geplaatst dat niet groter is dan éénhonderd procent (100%) van het bedrag aan uitstaande gewone aandelen, zal – indien het besluit daartoe afkomstig is van een ander orgaan dan de algemene vergadering van aandeelhouders – binnen vier weken na zodanige uitgifte, respectievelijk het verlenen van een zodanig recht, een algemene vergadering bijeen worden geroepen en gehouden worden, waarin de motieven voor de uitgifte, respectievelijk het verlenen van het recht worden toegelicht. Indien het besluit tot uitgifte als hiervoor bedoeld afkomstig is van een ander orgaan dan de algemene vergadering, dient er	7 Indien door een uitgifte van preferente aandelen of door het verlenen van een recht tot het nemen van preferente aandelen een bedrag aan preferente aandelen zal zijn geplaatst dat niet groter is dan éénhonderd procent (100%) van het bedrag aan uitstaande gewone aandelen, zal – indien het besluit daartoe afkomstig is van een ander orgaan dan de **algemene vergadering** – binnen vier weken na zodanige uitgifte, respectievelijk het verlenen van een zodanig recht, een algemene vergadering **van aandeelhouders** bijeen worden geroepen en gehouden worden, waarin de motieven voor de uitgifte, respectievelijk het verlenen van het recht worden toegelicht. Indien het besluit tot uitgifte als hiervoor bedoeld afkomstig is van een ander orgaan dan de algemene vergadering, dient er

Bestaande tekst

een algemene vergadering bijeen geroepen te worden welke zal worden gehouden uiterlijk twee jaren na de dag waarop voor het eerst preferente aandelen zullen zijn uitgegeven en dient er voor die algemene vergadering een besluit geagendeerd te worden omtrent inkoop casu quo intrekking van de preferente aandelen.
De vennootschap draagt er steeds zorg voor, dat een besluit als hiervoor bedoeld, te allen tijde effectief ten uitvoer kan worden gelegd op zodanige wijze dat de vennootschap daarbij niet onredelijk wordt benadeeld.
Indien het hiervoor bedoelde besluit niet strekt tot inkoop casu quo intrekking van de preferente aandelen als hierboven bedoeld, dient de vennootschap een algemene vergadering bijeen te roepen welke zal worden gehouden telkens binnen twee jaren na de vorige aldus gehouden algemene vergadering en dient de vennootschap telkens voor die vergadering een besluit te agenderen omtrent inkoop casu quo intrekking van de aandelen als hierboven bedoeld en zulks totdat de bedoelde aandelen niet meer zullen uitstaan.

8 De vennootschap mag geen eigen aandelen of certificaten daarvan nemen. Aandelen of certificaten daarvan, die de vennootschap in strijd met de vorige zin heeft genomen, gaan op het tijdstip van het nemen over op de gezamenlijke leden van de raad van bestuur. Neemt een ander een aandeel of certificaat daarvan in eigen naam voor rekening van de vennootschap, dan wordt hij geacht het aandeel of certificaat daarvan voor eigen rekening te nemen.
9 Een dochtermaatschappij mag voor eigen rekening geen aandelen of certificaten daarvan nemen of doen nemen in het kapitaal van de vennootschap.

Verkrijging van eigen aandelen
Artikel 9
1 Verkrijging door de vennootschap van niet-volgestorte aandelen in haar kapitaal of certificaten daarvan is nietig.
2 De vennootschap mag volgestorte eigen aandelen of certificaten daarvan verkrijgen, doch slechts om niet of indien:
   a het eigen vermogen, verminderd met de verkrijgingsprijs niet kleiner is dan het gestorte en opgevraagde deel van het geplaatste kapitaal, vermeerderd met de reserves, die krachtens de wet moeten worden aangehouden; en
   b het nominale bedrag van de aandelen of certificaten daarvan in haar kapitaal die de vennootschap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij niet meer beloopt dan één/tiende (1/10) van het geplaatste kapitaal.
Voor het vereiste in dit lid onder a. is bepalend de grootte van eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of

Voorgestelde tekst

een algemene vergadering **van aandeelhouders** bijeen geroepen te worden welke zal worden gehouden uiterlijk twee jaren na de dag waarop voor het eerst preferente aandelen zullen zijn uitgegeven en dient er voor die algemene vergadering **van aandeelhouders** een besluit geagendeerd te worden omtrent inkoop casu quo intrekking van de preferente aandelen.
De vennootschap draagt er steeds zorg voor, dat een besluit als hiervoor bedoeld, te allen tijde effectief ten uitvoer kan worden gelegd op zodanige wijze dat de vennootschap daarbij niet onredelijk wordt benadeeld.
Indien het hiervoor bedoelde besluit niet strekt tot inkoop casu quo intrekking van de preferente aandelen als hierboven bedoeld, dient de vennootschap een algemene vergadering **van aandeelhouders** bijeen te roepen welke zal worden gehouden telkens binnen twee jaren na de vorige aldus gehouden algemene vergadering **van aandeelhouders** en dient de vennootschap telkens voor die vergadering een besluit te agenderen omtrent inkoop casu quo intrekking van de aandelen als hierboven bedoeld en zulks totdat de bedoelde aandelen niet meer zullen uitstaan.

Bestaande tekst

reserves aan anderen die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is verkrijging overeenkomstig dit lid niet toegestaan.

3 Verkrijging anders dan om niet kan slechts plaatsvinden, indien de algemene vergadering de raad van bestuur daartoe heeft gemachtigd. Deze machtiging geldt voor ten hoogste achttien maanden. De algemene vergadering moet in de machtiging bepalen hoeveel aandelen of certificaten daarvan mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.

4 Verkrijging van aandelen in strijd met de leden 2 of 3 van dit artikel is nietig. De leden van de raad van bestuur zijn hoofdelijk aansprakelijk jegens de vervreemder te goeder trouw, die door de nietigheid schade lijdt.

5 Certificaten van aandelen, die de vennootschap in strijd met de leden 2 of 3 van dit artikel heeft verkregen, gaan op het tijdstip van de verkrijging over op de gezamenlijke bestuurders. Iedere bestuurder is hoofdelijk aansprakelijk voor de vergoeding aan de vennootschap van de koopprijs, met de wettelijke rente daarover van dat tijdstip af.

6 Het is de vennootschap zonder machtiging van de algemene vergadering toegestaan eigen aandelen of certificaten daarvan te verkrijgen om over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij, mits deze aandelen of certificaten daarvan zijn opgenomen in de prijscourant van een beurs.

7 De leden 1 tot en met 3 van dit artikel gelden niet voor aandelen of certificaten daarvan, die de vennootschap onder algemene titel verkrijgt.

8 De raad van bestuur is bevoegd door de vennootschap gehouden eigen aandelen of certificaten daarvan te vervreemden.

9 Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij daarvan kan in de algemene vergadering geen stem worden uitgebracht; evenmin voor een aandeel waarvan een hunner de certificaten houdt. Vruchtgebruikers van aandelen die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij daarvan toebehoorde.

10 Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvoor geen stem kan worden uitgebracht.

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9 Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij daarvan kan in de algemene vergadering **van aandeelhouders** geen stem worden uitgebracht; evenmin voor een aandeel waarvan een hunner de certificaten houdt. Vruchtgebruikers **en pandhouders** van aandelen die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik **of pandrecht** was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij daarvan toebehoorde.

11 De vennootschap kan eigen aandelen of certificaten daarvan slechts in pand nemen, indien:
   a de in pand te nemen aandelen volgestort zijn;
   b het nominale bedrag van de in pand te nemen en reeds gehouden of in pand gehouden eigen aandelen en certificaten daarvan tezamen niet meer dan één/tiende van het geplaatste kapitaal bedraagt;
   c de algemene vergadering de pandovereenkomst heeft goedgekeurd.
12 Indien een ander in eigen naam voor rekening van de vennootschap aandelen in haar kapitaal of certificaten daarvan verkrijgt, moet hij deze onverwijld tegen betaling aan de vennootschap overdragen.
13 De vennootschap mag niet met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan leningen verstrekken, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Dit verbod geldt ook voor haar dochtermaatschappijen.
14 Het verbod vervat in het voorgaande lid geldt niet, indien de aandelen of certificaten daarvan worden verkregen door of voor rekening van werknemers in dienst van de vennootschap of van een groepsmaatschappij. Deze aandelen of certificaten moeten zijn opgenomen in de prijscourant van een beurs.
15 Ingeval van verkrijging om niet of onder algemene titel van eigen aandelen of certificaten daarvan is het bepaalde in artikel 98a leden 3 en 4 Boek 2 van het Burgerlijk Wetboek van toepassing, voorzover de daarin genoemde grenzen zijn overschreden.
16 Dochtermaatschappijen mogen voor eigen rekening aandelen of certificaten daarvan in het kapitaal van de vennootschap slechts verkrijgen of doen verkrijgen, voor zover de vennootschap zelf ingevolge het hiervoor bepaalde eigen aandelen of certificaten daarvan mag verkrijgen.
17 De vennootschap zelf vermeldt in de toelichting bij de jaarrekening de eindstand en de gegevens over het verloop van de aandelen in het kapitaal van de vennootschap en van de certificaten daarvan, die deze zelf of een dochtermaatschappij voor eigen rekening houdt of doet houden, vermeld wordt op welke post van het eigen vermogen de verkrijgingsprijs of boekwaarde daarvan in mindering is gebracht. Voorts wordt vermeld iedere verwerving en vervreemding voor haar rekening van eigen aandelen en certificaten daarvan; daarbij worden medegedeeld de redenen van verwerving, het aantal, het nominale bedrag en de overeengekomen prijs van de bij elke handeling betrokken aandelen en certificaten en het gedeelte van het kapitaal dat zij vertegenwoordigen. De vennootschap vermeldt in de toelichting de gegevens omtrent het aantal, de soort en het nominale bedrag van de eigen aandelen of de certificaten daarvan:

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a die zij of een ander voor haar rekening op de balansdatum in pand heeft; b die zij of een dochtermaatschappij op de balansdatum houdt op grond van de verkrijging met toepassing van lid 6 van dit artikel.	
Schuldbrieven, certificaten, notering *Artikel 11* De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten omtrent:	**Schuldbrieven, notering** *Artikel 11* De raad van bestuur kan, onder goedkeuring van de raad van commissarissen, besluiten omtrent:
a uitgifte en verkrijging van schuldbrieven ten laste van de vennootschap of van een commanditaire vennootschap of vennootschap onder firma waarvan de vennootschap volledig aansprakelijke vennote is;	a uitgifte en verkrijging van schuldbrieven ten laste van de vennootschap of van een commanditaire vennootschap of vennootschap onder firma waarvan de vennootschap volledig aansprakelijke vennote is;
b het medewerken aan de uitgifte van certificaten van aandelen;	
c de aanvrage van notering of van intrekking der notering van aandelen, certificaten van aandelen, en schuldbrieven in de prijscourant van enige beurs.	b de aanvrage van notering of van intrekking der notering van aandelen en schuldbrieven in de prijscourant van enige beurs.
Register van aandeelhouders *Artikel 13* 1 De raad van bestuur houdt een register van alle houders van gewone aandelen en een register van alle houders van preferente aandelen afzonderlijk.	
2 In dit register worden aangetekend:	2 In dit register worden aangetekend:
a de namen en adressen van alle houders van aandelen, met vermelding van het op elk aandeel gestorte bedrag en de aanduiding van de soort der aandelen;	a de namen en adressen van alle houders van aandelen (**waaronder, overeenkomstig het bepaalde in lid 3, niet zijn begrepen Euroclear-deelgenoten**), met vermelding van het op elk aandeel gestorte bedrag en de aanduiding van de soort der aandelen;
b de namen en adressen van hen, die een recht van vruchtgebruik of een pandrecht op aandelen hebben, met vermelding, indien het een vruchtgebruiker betreft, welke aan de aandelen verbonden rechten hem overeenkomstig artikel 14 lid 8 van deze statuten toekomen;	b de namen en adressen van hen, die een recht van vruchtgebruik of een pandrecht op aandelen hebben, met vermelding, indien het een vruchtgebruiker betreft, welke aan de aandelen verbonden rechten hem overeenkomstig artikel 14 leden **8 en 9** van deze statuten toekomen **en met vermelding, indien het een pandhouder betreft, welke aan de aandelen verbonden rechten hem overeenkomstig artikel 14 lid 8 van deze statuten toekomen**;
c elke overdracht of overgang van aandelen;	c elke overdracht of overgang van aandelen;
d uitreiking of intrekking van een bewijs van aandeel zodra deze heeft plaatsgehad.	d uitreiking of intrekking van een bewijs van aandeel zodra deze heeft plaatsgehad.
	3 Girale aandelen kunnen in het register worden gesteld ten name van de betrokken, bij Euroclear Nederland aangesloten instelling onderscheidenlijk Euroclear Nederland zelf, met vermelding van de datum waarop die aandelen tot het desbetreffende verzameldepot onderscheidenlijk het girodepot zijn gaan behoren. Euroclear-deelgenoten worden niet ingeschreven in het register.
3 Het register wordt regelmatig bijgehouden. Daarin wordt mede aangetekend elk verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen.	4 *Ongewijzigd oud lid 3.*

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4 Iedere aandeelhouder en iedere vruchtgebruiker, aan wie de in artikel 14 lid 8 van deze statuten bedoelde rechten toekomen, is verplicht aan de vennootschap schriftelijk zijn adres op te geven.	5 Iedere houder van aandelen **(waaronder, overeenkomstig het bepaalde in lid 3, niet zijn begrepen Euroclear-deelgenoten)**, iedere vruchtgebruiker aan wie de in artikel 14 **leden 8 en 9** van deze statuten bedoelde rechten toekomen **en iedere pandhouder aan wie de in artikel 14 lid 8 van deze statuten bedoelde rechten toekomen**, is verplicht aan de vennootschap schriftelijk zijn adres op te geven.
5 Alle inschrijvingen en aantekeningen in een register worden getekend door een lid van de raad van bestuur en een lid van de raad van commissarissen of door een persoon, aangewezen door de raad van bestuur, onder goedkeuring van de raad van commissarissen.	6 *Ongewijzigd oud lid 5.*
6 De raad van bestuur verstrekt desgevraagd aan een aandeelhouder, een vruchtgebruiker en een pandhouder kosteloos een uittreksel uit het register met betrekking tot zijn recht op een aandeel. Rust op een aandeel een vruchtgebruik, dan vermeldt het uittreksel aan wie de in artikel 14 lid 8 van deze statuten bedoelde rechten toekomen.	7 De raad van bestuur verstrekt desgevraagd aan een aandeelhouder, een vruchtgebruiker en een pandhouder kosteloos een uittreksel uit het register met betrekking tot zijn recht op een aandeel. Rust op een aandeel een vruchtgebruik, dan vermeldt het uittreksel aan wie de in artikel 14 **leden 8 en 9** van deze statuten bedoelde rechten toekomen. **Rust op een aandeel een pandrecht, dan vermeldt het uittreksel aan wie de in artikel 14 lid 8 van deze statuten bedoelde rechten toekomen.**
7 De raad van bestuur legt de registers ten kantore van de vennootschap ter inzage van de aandeelhouders, alsmede van de vruchtgebruikers aan wie de in artikel 14 lid 8 van deze statuten bedoelde rechten toekomen. De vorige zin is niet van toepassing op het gedeelte van het register dat buiten Nederland ter voldoening aan de aldaar geldende wetgeving of ingevolge beursvoorschriften wordt gehouden. De gegevens van het register van preferente aandelen omtrent niet-volgestorte preferente aandelen zijn ter inzage van een ieder; afschrift of uittreksel van die gegevens wordt tegen kostprijs verstrekt.	8 De raad van bestuur legt de registers ten kantore van de vennootschap ter inzage van de aandeelhouders, alsmede van de vruchtgebruikers aan wie de in artikel 14 **leden 8 en 9** van deze statuten bedoelde rechten toekomen **en van de pandhouders aan wie de in artikel 14 lid 8 van deze statuten bedoelde rechten toekomen**. De vorige zin is niet van toepassing op het gedeelte van het register dat buiten Nederland ter voldoening aan de aldaar geldende wetgeving of ingevolge beursvoorschriften wordt gehouden. De gegevens van het register van preferente aandelen omtrent niet-volgestorte preferente aandelen zijn ter inzage van een ieder; afschrift of uittreksel van die gegevens wordt tegen kostprijs verstrekt.
Levering van aandelen, Vruchtgebruik, Pandrecht	
Artikel 14	
1 Voor de levering van aandelen of de levering van een beperkt recht daarop zijn vereist een daartoe bestemde akte alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering. De erkenning geschiedt in de akte, of door een gedagtekende verklaring houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan. Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap. Betreft het de levering van niet-volgestorte aandelen, dan kan de erkenning slechts geschieden wanneer de akte een vaste dagtekening draagt.	1 Voor de levering van aandelen **(niet zijnde girale aandelen)** of de levering van een beperkt recht daarop zijn vereist een daartoe bestemde akte alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering. De erkenning geschiedt in de akte, of door een gedagtekende verklaring houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan. Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap. Betreft het de levering van niet-volgestorte aandelen, dan kan de erkenning slechts geschieden wanneer de akte een vaste dagtekening draagt.
2 De erkenning wordt getekend door een lid van de raad van bestuur. De raad van bestuur kan besluiten, dat de erkenning	

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wordt getekend door een bij dat besluit aangewezen derde, een en ander onder de bepalingen als bij dat besluit wordt vastgesteld.	
	3 De levering van girale aandelen en de vestiging en levering van een pandrecht of vruchtgebruik daarop geschiedt overeenkomstig het bepaalde in de Wet giraal effectenverkeer.
	4 Girale aandelen worden niet uitgeleverd aan een Euroclear-deelgenoot, tenzij de raad van bestuur toestemming heeft verleend. De raad van bestuur zal die toestemming in elk geval verlenen indien het desbetreffende verzoek om uitlevering wordt gedaan door een persoon die door de uitlevering rechtstreeks houder wordt van ten minste één procent (1%) van het geplaatste kapitaal van de vennootschap, of door de uitlevering een zodanig belang wordt vergroot. Ingeval van uitlevering verkrijgt de Euroclear-deelgenoot aandelen, onder gelijktijdige inschrijving in het register van aandeelhouders. De kosten die zijn verbonden aan een uitlevering zoals in dit lid 4 bedoeld, komen voor rekening van degene die om de uitlevering verzoekt.
3 Ingeval van levering van niet-volgestorte aandelen wordt in het register bedoeld in artikel 13 van deze statuten, mede de dag van levering aangetekend.	5 *Ongewijzigd oud lid* 3.
4 Elke overdracht of overgang van een aandeel, van een vruchtgebruik op een aandeel, alsmede iedere overgang van een pandrecht op een aandeel, wordt daarenboven aangetekend in het register, bedoeld in artikel 13; zodanige aantekening wordt ondertekend door een lid van de raad van bestuur. De handtekening kan in facsimile worden gesteld.	6 *Ongewijzigd oud lid 4.*
5 Het bepaalde in de leden 1 tot en met 3 van dit artikel vindt overeenkomstige toepassing op de toedeling van aandelen bij scheiding van enige gemeenschap.	7 Het bepaalde in de leden 1 tot en met **5** van dit artikel vindt overeenkomstige toepassing op de toedeling van aandelen bij **verdeling** van enige gemeenschap.
6 De aandeelhouder heeft het stemrecht op de aandelen, waarop een vruchtgebruik is gevestigd. Het stemrecht komt echter toe aan de vruchtgebruiker, indien zulks bij de vestiging van het vruchtgebruik is bepaald. De aandeelhouder, die geen stemrecht heeft en de vruchtgebruiker, die stemrecht heeft, hebben de rechten die door de wet zijn toegekend aan certificaathouders. Aan de vruchtgebruiker, die geen stemrecht heeft komen de in de vorige zin bedoelde rechten niet toe.	8 De aandeelhouder heeft het stemrecht op de aandelen, waarop een vruchtgebruik **of een pandrecht** is gevestigd. Het stemrecht komt echter toe aan de vruchtgebruiker **of de pandhouder**, indien zulks bij de vestiging van het vruchtgebruik **of het pandrecht**, is bepaald. De aandeelhouder, die geen stemrecht heeft en de vruchtgebruiker **of de pandhouder**, die stemrecht heeft, hebben de rechten die door de wet zijn toegekend aan **houders van met medewerking van een vennootschap uitgegeven certificaten van haar aandelen**. Aan de vruchtgebruiker **of pandhouder**, die geen stemrecht heeft komen de in de vorige zin bedoelde rechten niet toe.
7 Bij vestiging van een pandrecht op een aandeel kan het stemrecht niet aan de pandhouder worden toegekend. Hem komen niet de rechten toe, die door de wet zijn toegekend aan certificaathouders.	*Vervalt (zie nieuw lid 8).*
8 Aan de aandeelhouders komen toe de uit het aandeel voortspruitende rechten strekkende tot het verkrijgen van aandelen, met dien verstande dat hij de waarde van deze rechten moet vergoeden aan de vruchtgebruiker, voor zover deze daarop krachtens zijn recht van vruchtgebruik aanspraak heeft.	9 *Ongewijzigd oud lid 8.*

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	10 De vennootschap verleent geen medewerking aan de uitgifte van certificaten van aandelen.
Artikel 22	
1 Een commissaris treedt uiterlijk af op de dag waarop de eerste algemene vergadering wordt gehouden nadat vier jaren na zijn benoeming zijn verlopen.	1 Een commissaris treedt uiterlijk af op de dag waarop de eerste algemene vergadering **van aandeelhouders** wordt gehouden nadat vier jaren na zijn benoeming zijn verlopen.
2 Onverminderd het bepaalde in het vorige lid zullen in zodanige jaarlijkse algemene vergaderingen als de raad van commissarissen zal bepalen een of meer van zijn leden periodiek aftreden volgens een daartoe door de raad op te stellen rooster. Het rooster zal worden samengesteld in dier voege, dat de benoemingen wegens periodieke aftreding en de om andere reden nodige benoemingen zo gelijkmatig mogelijk worden verdeeld, tenzij de raad van commissarissen van geval tot geval anders besluit. Wijziging van het rooster kan niet meebrengen dat een zittend commissaris tegen zijn wil defungeert voor het verstrijken van de termijn waarvoor hij is benoemd.	2 Onverminderd het bepaalde in het vorige lid zullen in zodanige jaarlijkse algemene vergaderingen **van aandeelhouders** als de raad van commissarissen zal bepalen een of meer van zijn leden periodiek aftreden volgens een daartoe door de raad op te stellen rooster. Het rooster zal worden samengesteld in dier voege, dat de benoemingen wegens periodieke aftreding en de om andere reden nodige benoemingen zo gelijkmatig mogelijk worden verdeeld, tenzij de raad van commissarissen van geval tot geval anders besluit. Wijziging van het rooster kan niet meebrengen dat een zittend commissaris tegen zijn wil defungeert voor het verstrijken van de termijn waarvoor hij is benoemd.

Vrijwaring

Artikel 26

1 De vennootschap vrijwaart ieder lid van de raad van bestuur en ieder lid van de raad van commissarissen (ieder van hen, alleen voor de toepassing van dit artikel 26, de "**Bestuurder**") en stelt deze schadeloos, voor elke aansprakelijkheid en alle claims, uitspraken, boetes en schade (de "**Claims**") die de Bestuurder heeft moeten dragen in verband met een op handen zijnde, aanhangige of beëindigde actie, onderzoek of andere procedure van civielrechtelijke, strafrechtelijke of administratiefrechtelijke aard (de "**Actie**"), aanhangig gemaakt door een partij, niet zijnde de vennootschap zelf of haar groepsmaatschappijen, als gevolg van handelen of nalatigheid in zijn hoedanigheid van Bestuurder of een daaraan gerelateerde hoedanigheid.
Onder Claims wordt mede verstaan een afgeleide actie tegen de Bestuurder, aanhangig gemaakt namens de vennootschap of haar groepsmaatschappijen en vorderingen van de vennootschap (of een van haar groepsmaatschappijen) tot vergoeding van claims van derden, ontstaan doordat de Bestuurder naast de vennootschap hoofdelijk aansprakelijk was jegens die derde partij.

2 De Bestuurder wordt niet gevrijwaard voor Claims voor zover deze betrekking hebben op het behalen van persoonlijke winst, voordeel of beloning waartoe hij juridisch niet was gerechtigd, of als de aansprakelijkheid van de Bestuurder wegens grove nalatigheid, opzet of bewuste roekeloosheid in rechte is vastgesteld.

3 Alle kosten (redelijke advocatenhonoraria en proceskosten inbegrepen) (samen de "**Kosten**") die de Bestuurder heeft moeten dragen in verband met een Actie zullen door de

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vennootschap worden vergoed, maar slechts na ontvangst van een schriftelijke toezegging van de Bestuurder dat hij zodanige Kosten zal terugbetalen als een bevoegde rechter vaststelt dat hij niet gerechtigd is om aldus schadeloos gesteld te worden. Onder Kosten wordt mede verstaan de door de Bestuurder eventueel verschuldigde belasting op grond van de aan hem gegeven vrijwaring.	
4 Ook ingeval van een Actie tegen de Bestuurder die aanhangig is gemaakt door de vennootschap of haar groepsmaatschappijen zal de vennootschap redelijke advocatenhonoraria en proceskosten aan de Bestuurder vergoeden, maar slechts na ontvangst van een schriftelijke toezegging van de Bestuurder dat hij zodanige honoraria en kosten zal terugbetalen als een bevoegde rechter de Actie beslist in het voordeel van de vennootschap of haar groepsmaatschappijen.	
5 De Bestuurder zal geen persoonlijke financiële aansprakelijkheid jegens derden aanvaarden en geen vaststellingsovereenkomst in dat opzicht aangaan, zonder voorafgaande schriftelijke toestemming van de vennootschap. De vennootschap en de Bestuurder zullen zich in redelijkheid inspannen om samen te werken teneinde overeenstemming te bereiken over de wijze van verdediging terzake van enige Claim. Indien echter de vennootschap en de Bestuurder geen overeenstemming bereiken zal de Bestuurder alle, door de vennootschap naar eigen inzicht gegeven, instructies opvolgen.	
6 De vrijwaring als bedoeld in dit artikel 26 geldt niet voor Claims en Kosten voor zover deze door verzekeraars worden vergoed.	6 De vrijwaring als bedoeld in dit artikel 26 geldt niet indien en voorzover voor Claims en Kosten een dekking wordt gegeven op grond van een bestuurdersaansprakelijkheidsverzekering en/of rechtsbijstandsverzekering en/of een daarmee vergelijkbare verzekering waarop door de Bestuurder aanspraak kan worden gemaakt. Voor het geval de betreffende verzekeraar(s) de dekking van zodanige Claims en Kosten geheel of gedeeltelijk weigert, terwijl naar het oordeel van de vennootschap zodanige aanspraak op dekking wel deels of volledig bestaat, zal de vennootschap de Bestuurder alsnog vrijwaren onder de voorwaarde dat de Bestuurder zijn aanspraken jegens de betreffende verzekeraar(s) aan de vennootschap overdraagt.
7 Wanneer dit artikel 26 wordt gewijzigd, zal de hierin gegeven vrijwaring niettemin haar gelding behouden ten aanzien van Claims en/of Kosten die zijn ontstaan uit handelingen of nalatigheid van de Bestuurder in de periode waarin deze bepaling van kracht was.	
Boekjaar en jaarrekening	
Artikel 27	
1 Het boekjaar valt samen met het kalenderjaar.	
2 Jaarlijks, uiterlijk in de maand mei, wordt door de raad van bestuur de jaarrekening opgemaakt.	
3 De algemene vergadering verleent opdracht aan een accountant, die de door de raad van bestuur opgemaakte jaarrekening en jaarverslag onderzoekt en daaromtrent verslag uitbrengt	

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aan de raad van commissarissen en de raad van bestuur en daaromtrent een verklaring aflegt.	
4 Wanneer de algemene vergadering daartoe niet overeenkomstig lid 3 van dit artikel overgaat, is de raad van commissarissen of, zo deze in gebreke blijft, de raad van bestuur bevoegd de opdracht te verlenen aan een in lid 3 van dit artikel bedoelde accountant.	
5 De jaarrekening wordt ondertekend door de leden van de raad van bestuur en door de leden van de raad van commissarissen; ontbreekt de handtekening van een of meer hunner, dan wordt daarvan onder opgave van de reden melding gemaakt.	
6 Van de dag van de oproeping tot de jaarlijkse algemene vergadering van aandeelhouders bestemd tot behandeling van de jaarrekening tot de afloop van die vergadering liggen de jaarrekening, het jaarverslag en de verklaring van de accountant, alsmede de daaraan volgens artikel 2:392 lid 1 Burgerlijk Wetboek toe te voegen gegevens ten kantore van de vennootschap, alsmede te Amsterdam ter plaatse bij de oproeping te vermelden, ter inzage voor de aandeelhouders en voor de certificaathouders. Afschriften daarvan zijn voor hen kosteloos verkrijgbaar. Derden kunnen tegen kostprijs een afschrift verkrijgen.	6 Van de dag van de oproeping tot de jaarlijkse algemene vergadering van aandeelhouders bestemd tot behandeling van de jaarrekening tot de afloop van die vergadering liggen de jaarrekening, het jaarverslag en de verklaring van de accountant, alsmede de daaraan volgens **artikel 392 lid 1 Boek 2 van het Burgerlijk Wetboek** toe te voegen gegevens ten kantore van de vennootschap, **alsmede bij een in de oproeping aan te wijzen in Nederland gelegen betaalkantoor als bedoeld in het Algemeen Reglement**, ter inzage voor de aandeelhouders en **andere personen met vergaderrechten**. Afschriften daarvan zijn voor hen kosteloos verkrijgbaar. Derden kunnen tegen kostprijs een afschrift verkrijgen.
7 De jaarrekening wordt vastgesteld door de algemene vergadering.	
8 De raad van bestuur is verplicht binnen acht dagen na de vaststelling van de jaarrekening een volledig afschrift daarvan, alsmede een afschrift van de daarop betrekking hebbende verklaring van de registeraccountant, een exemplaar van het jaarverslag en van de overige in artikel 2:392 lid 1 Burgerlijk Wetboek bedoelde stukken in de Nederlandse taal ter inzage voor een ieder neer te leggen ten kantore van het handelsregister.	8 De raad van bestuur is verplicht binnen acht dagen na de vaststelling van de jaarrekening een volledig afschrift daarvan, alsmede een afschrift van de daarop betrekking hebbende verklaring van de registeraccountant, een exemplaar van het jaarverslag en van de overige in **artikel 392 lid 1 Boek 2 van het Burgerlijk Wetboek** bedoelde stukken **ter inzage** voor een ieder neer te leggen ten kantore van het handelsregister.
De raad van bestuur is evenwel bevoegd gebruik te maken van de in artikel 2:394 lid 4 tweede zin Burgerlijk Wetboek gegeven bevoegdheid.	De raad van bestuur is evenwel bevoegd gebruik te maken van de in **artikel 394 lid 4 tweede zin Boek 2 van het Burgerlijk Wetboek** gegeven bevoegdheid.
Artikel 30	
1 De algemene vergadering kan op voorstel van de raad van bestuur, dat is goedgekeurd door de raad van commissarissen, besluiten dat een uitkering van dividend op gewone aandelen geheel of ten dele plaatsvindt niet in geld, doch in gewone aandelen in het kapitaal van de vennootschap of in certificaten daarvan.	1 De algemene vergadering kan op voorstel van de raad van bestuur, dat is goedgekeurd door de raad van commissarissen, besluiten dat een uitkering van dividend op gewone aandelen geheel of ten dele plaatsvindt niet in geld, doch in **gewone aandelen in het kapitaal van de vennootschap**.
2 De algemene vergadering kan op voorstel van de raad van bestuur, dat is goedgekeurd door de raad van commissarissen, besluiten tot uitkeringen in geld of op de wijze als in lid 1 bedoeld, aan houders van gewone aandelen ten laste van een of meer reserves, die niet volgens de wet moeten worden aangehouden.	

3 Het bepaalde in de leden 4, 5 en 6 van artikel 29 van deze statuten is op de in dit artikel geregelde uitkeringen toepasselijk.

Artikel 31

1 Dividenden en andere uitkeringen worden binnen veertien dagen na het besluit tot uitkering betaalbaar gesteld te Amsterdam.

2 De betaalbaarstelling wordt aangekondigd in een landelijk verspreid dagblad, alsmede in de Officiële Prijscourant van Euronext Amsterdam N.V., terwijl daarvan tevens per brief wordt kennisgegeven aan de aandeelhouders, aan het adres vermeld in het register bedoeld in artikel 13 van deze statuten.

3 De vordering van de aandeelhouders vervalt door een tijdsverloop van vijf jaren na het besluit tot uitkering.

Oproeping, agenda

Artikel 33

1 De algemene vergaderingen van aandeelhouders worden door de raad van commissarissen of de raad van bestuur bijeengeroepen.

2 Aandeelhouders en/of certificaathouders die alleen of gezamenlijk ten minste een half procent (½%) van het geplaatste kapitaal vertegenwoordigen of van wie de aandelen en/of certificaten volgens de Officiële Prijscourant van Euronext Amsterdam N.V., of een daarvoor in de plaats tredende officiële publicatie, alleen of gezamenlijk ten minste een waarde van vijftig miljoen euro (EUR 50.000.000,--) vertegenwoordigen, hebben het recht om aan de raad van bestuur of de raad van commissarissen het verzoek te doen om onderwerpen op de agenda van de algemene vergadering van aandeelhouders te plaatsen.

Deze verzoeken zullen door de raad van bestuur en de raad van commissarissen worden overgenomen onder voorwaarde:

a dat er geen zwaarwegende belangen van de vennootschap zijn die zich tegen agendering verzetten; en

b dat het verzoek ten minste veertig dagen voor de datum van de algemene vergadering van aandeelhouders bij de voorzitter van de raad van bestuur of de voorzitter van de raad van commissarissen schriftelijk is ingediend.

3 De oproeping geschiedt niet later dan op de vijftiende dag voor die van de vergadering.

4 Bij de oproeping worden de te behandelen onderwerpen vermeld of wordt medegedeeld, dat de aandeelhouders en certificaathouders van die onderwerpen kunnen kennisnemen ten kantore van de vennootschap en te Amsterdam ter plaatse bij de oproeping te vermelden, onverminderd het bepaalde bij artikel 40 lid 2. De agenda is kosteloos voor aandeelhouders en certificaathouders verkrijgbaar ter plaatse waar deze ter inzage ligt.

2 De betaalbaarstelling wordt aangekondigd in een landelijk verspreid dagblad, alsmede in de Officiële Prijscourant van Euronext Amsterdam N.V., terwijl daarvan tevens per brief wordt kennisgegeven aan de aandeelhouders **(waaronder niet zijn begrepen Euroclear-deelgenoten)**, aan het adres vermeld in het register bedoeld in artikel 13 van deze statuten.

3 De vordering van de aandeelhouders **verjaart** door een tijdsverloop van vijf jaren na het besluit tot uitkering.

2 **Aandeelhouders die** alleen of gezamenlijk ten minste een half procent (½%) van het geplaatste kapitaal vertegenwoordigen of van wie de **aandelen** volgens de Officiële Prijscourant van Euronext Amsterdam N.V., of een daarvoor in de plaats tredende officiële publicatie, alleen of gezamenlijk ten minste een waarde van vijftig miljoen euro (EUR 50.000.000,--) vertegenwoordigen, hebben het recht om aan de raad van bestuur of de raad van commissarissen het verzoek te doen om onderwerpen op de agenda van de algemene vergadering van aandeelhouders te plaatsen.

Deze verzoeken zullen door de raad van bestuur en de raad van commissarissen worden overgenomen onder voorwaarde:

a dat er geen zwaarwegende belangen van de vennootschap zijn die zich tegen agendering verzetten; en

b dat het verzoek ten minste veertig dagen voor de datum van de algemene vergadering van aandeelhouders bij de voorzitter van de raad van bestuur of de voorzitter van de raad van commissarissen schriftelijk is ingediend.

4 Bij de oproeping worden de te behandelen onderwerpen vermeld of wordt medegedeeld, dat de aandeelhouders en **andere personen met vergaderrechten** van die onderwerpen kunnen kennisnemen ten kantore van de vennootschap en **bij een in de oproeping aan te wijzen in Nederland gelegen betaalkantoor als bedoeld in het Algemeen Reglement**, onverminderd het bepaalde bij artikel 40 lid 2. De agenda is kosteloos voor aandeelhouders en **andere personen met**

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	vergaderrechten verkrijgbaar ter plaatse waar deze ter inzage ligt.
5 In de oproeping wordt melding gemaakt van het vereiste voor toegang tot de vergadering als omschreven in artikel 37 leden 1, 7 en 8 van deze statuten.	5 In de oproeping wordt melding gemaakt van het vereiste voor toegang tot de vergadering als omschreven in artikel 37 **leden 1 en 6** van deze statuten.
6 De oproeping tot de algemene vergadering van aandeelhouders geschiedt door middel van advertenties, te plaatsen in ten minste één landelijk dagblad en in de Officiële Prijscourant van Euronext Amsterdam N.V.	6 De oproeping tot de algemene vergadering van aandeelhouders geschiedt door middel van advertenties, te plaatsen in ten minste één landelijk dagblad en in de Officiële Prijscourant van Euronext Amsterdam N.V. **dan wel op de wijze zoals te zijner tijd wettelijk zal zijn toegestaan**.
Bovendien worden de aandeelhouders per brief opgeroepen aan het adres als opgenomen in het register bedoeld in artikel 13 van deze statuten. Aandeelhouders kunnen zich echter niet op het achterwege blijven van een oproepingsbrief beroepen.	Bovendien worden de aandeelhouders **(waaronder niet zijn begrepen Euroclear-deelgenoten)** per brief opgeroepen aan het adres als opgenomen in het register bedoeld in artikel 13 van deze statuten. Aandeelhouders kunnen zich echter niet op het achterwege blijven van een oproepingsbrief beroepen.
Plaats van vergadering *Artikel 34*	
De algemene vergaderingen worden gehouden te Amsterdam, Rotterdam, 's-Gravenhage, Utrecht of Haarlemmermeer.	De algemene vergaderingen **van aandeelhouders** worden gehouden te Amsterdam, Rotterdam, 's-Gravenhage, Utrecht of Haarlemmermeer.
Voorzitterschap *Artikel 35*	
1 De algemene vergaderingen worden geleid door de voorzitter van de raad van commissarissen en bij diens afwezigheid door de plaatsvervangend voorzitter van die raad; bij afwezigheid ook van laatstgenoemde, door een ander lid van de raad van commissarissen, daartoe door de aanwezige leden van die raad aangewezen. Echter kan de raad van commissarissen steeds iemand buiten zijn midden aanwijzen om de vergadering voor te zitten.	1 De algemene vergaderingen **van aandeelhouders** worden geleid door de voorzitter van de raad van commissarissen en bij diens afwezigheid door de plaatsvervangend voorzitter van die raad; bij afwezigheid ook van laatstgenoemde, door een ander lid van de raad van commissarissen, daartoe door de aanwezige leden van die raad aangewezen. Echter kan de raad van commissarissen steeds iemand buiten zijn midden aan wijzen om de vergadering voor te zitten.
2 Indien ondanks het bepaalde in het voorgaande lid geen voorzitter aanwezig is, voorziet de vergadering zelve in het voorzitterschap, met dien verstande dat zolang die voorziening niet heeft plaatsgehad, het voorzitterschap wordt waargenomen door een lid van de raad van bestuur, daartoe door de aanwezige leden van de raad van bestuur in onderling overleg aangewezen.	
Verslag *Artikel 36*	
1 Van het verhandelde in de algemene vergadering wordt een kort zakelijk verslag opgemaakt door de secretaris. Dit verslag wordt getekend door de voorzitter der vergadering en door de secretaris, en wordt, op schriftelijk verzoek van de personen, die ter vergadering aanwezig waren, aan deze toegezonden.	1 Van het verhandelde in de algemene vergadering **van aandeelhouders** wordt een kort zakelijk verslag opgemaakt door de secretaris. Dit verslag wordt getekend door de voorzitter der vergadering en door de secretaris, en wordt, op schriftelijk verzoek van de personen, die ter vergadering aanwezig waren, aan deze toegezonden.
2 Wanneer van het verhandelde tevens een notarieel proces-verbaal wordt opgemaakt, is de mede-ondertekening daarvan door de voorzitter voldoende.	

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Vergaderrechten, Toegang *Artikel 37*	
1 Iedere stemgerechtigde aandeelhouder en iedere vruchtgebruiker van aandelen, aan wie het stemrecht toekomt, is bevoegd de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en het stemrecht uit te oefenen, mits van het voornemen de vergadering bij te wonen de vennootschap schriftelijk in kennis is gesteld. Deze kennisgeving moet uiterlijk op de vierde dag voor die van de vergadering, zaterdagen, zondagen en algemeen erkende feestdagen niet meegerekend, doch maximaal zeven (7) dagen, door de vennootschap zijn ontvangen.	1 Iedere stemgerechtigde aandeelhouder en iedere vruchtgebruiker **of pandhouder** van aandelen, aan wie het stemrecht toekomt, is bevoegd de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en het stemrecht uit te oefenen, mits van het voornemen de vergadering bij te wonen de vennootschap schriftelijk in kennis is gesteld. Deze kennisgeving moet uiterlijk op de in de oproeping te vermelden dag door de vennootschap zijn ontvangen. Indien het betreft girale aandelen moeten de aandeelhouders, ter plaatse in de oproeping vermeld en uiterlijk op de in de oproeping te vermelden dag, zich voor de vergadering aanmelden bij een bij Euroclear Nederland aangesloten instelling en daar een bewijs van hun aandeelhouderschap hebben afgegeven in een voor de vennootschap acceptabele vorm – waarbij in ieder geval voldoende is een door de desbetreffende bij Euroclear Nederland aangesloten instelling verstrekte verklaring.
2 De vergaderrechten volgens lid 1 van dit artikel kunnen worden uitgeoefend bij een schriftelijk gevolmachtigde, mits naast de voorgeschreven kennisgeving de volmacht uiterlijk op de dag, waarop de kennisgeving moet zijn ontvangen, door de vennootschap is ontvangen, dan wel, indien het betreft aandelen die worden gehouden door Stichting Administratiekantoor Wolters Kluwer, de volmacht uiterlijk bij het tekenen van de presentielijst voor aanvang van de algemene vergadering van aandeelhouders door de vennootschap ontvangen is.	2 De vergaderrechten volgens lid 1 van dit artikel kunnen worden uitgeoefend bij een schriftelijk gevolmachtigde, mits naast de voorgeschreven kennisgeving **dan wel, in geval van girale aandelen, afgifte van een bewijs van aandeelhouderschap**, de volmacht door de vennootschap **of door een in de oproeping te vermelden derde** is ontvangen uiterlijk op de in de oproeping te vermelden dag.
3 Indien het stemrecht op een aandeel aan de vruchtgebruiker toekomt in plaats van aan de aandeelhouder, is de aandeelhouder bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren, mits van het voornemen de vergadering bij te wonen de vennootschap overeenkomstig lid 1 van dit artikel is in kennis gesteld. Lid 2 van dit artikel is van overeenkomstige toepassing.	3 Indien het stemrecht op een aandeel aan de vruchtgebruiker **of de pandhouder** toekomt in plaats van aan de aandeelhouder, is de aandeelhouder bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren, mits van het voornemen de vergadering bij te wonen de vennootschap overeenkomstig lid 1 van dit artikel in kennis is gesteld, **respectievelijk, indien het girale aandelen betreft, de in lid 1 voorgeschreven afgifte van een bewijs van aandeelhouderschap heeft plaatsgehad**. Lid 2 van dit artikel is van overeenkomstige toepassing. Het hiervoor in dit lid bepaalde is mede van toepassing op de vruchtgebruiker **of pandhouder** van een aandeel waarop het stemrecht aan de aandeelhouder toekomt.
4 Elk aandeel van nominaal twaalf eurocent (EUR 0,12) geeft recht tot het uitbrengen van één stem.	
5 Iedere stemgerechtigde of zijn vertegenwoordiger moet de presentielijst tekenen.	
6 Iedere certificaathouder is bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren.	*Vervalt.*
7 De raad van bestuur kan bij de oproeping bepalen dat voor de toepassing van de leden 1 en 6 als stem- of vergadergerechtigde gelden zij die op een daarbij te bepalen tijdstip ("registratiedatum") die rechten hebben en als zodanig zijn ingeschreven in	6 De raad van bestuur kan bij de oproeping bepalen dat voor de toepassing van de **leden 1 en 3** als stem- of vergadergerechtigde gelden zij die op een daarbij te bepalen tijdstip ("registratiedatum") die rechten hebben en als zodanig zijn

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een door de raad van bestuur aangewezen register, ongeacht wie ten tijde van de algemene vergadering de rechthebbende is. Bij de oproeping voor de vergadering wordt de dag van registratie vermeld, alsmede de wijze waarop de stem- of vergadergerechtigden hun rechten kunnen uitoefenen.	ingeschreven in een door de raad van bestuur aangewezen register, ongeacht wie ten tijde van de algemene vergadering **van aandeelhouders** de rechthebbende is. Bij de oproeping voor de vergadering wordt de dag van registratie vermeld, alsmede de wijze waarop de stem- of vergadergerechtigden hun rechten kunnen uitoefenen. Het in de leden 1, 2 en 3 voor girale aandelen opgenomen vereiste van afgifte van een bewijs van aandeelhouderschap is dan niet van toepassing en wordt vervangen door het vereiste van inschrijving in het door de raad van bestuur aangewezen register.
8 Maakt de raad van bestuur geen gebruik van de in lid 7 bedoelde bevoegdheid, dan dienen certificaathouders die de algemene vergadering wensen bij te wonen en daarin het woord wensen te voeren, hun certificaatbewijzen, of een verklaring van een erkende bankinstelling waaruit blijkt dat de in die verklaring genoemde certificaatbewijzen door die bankinstelling in bewaring zijn en worden gehouden tot na de vergadering, uiterlijk de vierde dag voor die van de vergadering, zaterdagen, zondagen en algemeen erkende feestdagen niet meegerekend, doch maximaal zeven (7) dagen, te deponeren ter plaatse bij de oproeping te vermelden. Het depotbewijs strekt tot bewijs van toegang.	7 De bij de oproeping te vermelden dag, bedoeld in de leden 1 en 2 en de in lid 6 bedoelde dag van registratie kan niet vroeger worden gesteld dan op de zevende dag voor die van de vergadering of zoveel vroeger als te eniger tijd wettelijk zal zijn toegestaan.
9 De vergaderrechten volgens lid 6 van dit artikel kunnen worden uitgeoefend door een schriftelijk gevolmachtigde, mits onverminderd het vereiste van inbewaargeving, de volmacht uiterlijk op de vierde dag voor die van de vergadering, zaterdagen, zondagen en algemeen erkende feestdagen niet meegerekend, doch maximaal zeven (7) dagen, door de vennootschap is ontvangen.	*Vervalt.*
10 De leden van de raad van commissarissen en de leden van de raad van bestuur hebben als zodanig in de algemene vergadering van aandeelhouders een raadgevende stem.	8 *Ongewijzigd oud lid 10.*
11 Omtrent toelating van andere dan de hiervoor in dit artikel genoemde personen, beslist de voorzitter.	9 *Ongewijzigd oud lid 11.*
12 De voorzitter der vergadering kan de spreektijd ter vergadering beperken of zodanige andere maatregelen nemen dat de vergadering een ordelijk verloop heeft. Op voorstel van de voorzitter of van een aandeelhouder kan de vergadering besluiten een spreker het woord te ontnemen.	10 *Ongewijzigd oud lid 12.*
Statutenwijziging en ontbinding *Artikel 40* 1 Een besluit tot wijziging van de statuten of tot ontbinding der vennootschap kan slechts worden genomen op voorstel van de raad van bestuur, onder goedkeuring van de raad van commissarissen.	
	2 De vennootschap zal over de inhoud van een voorstel tot statutenwijziging overleg voeren met Euronext Amsterdam N.V. alvorens dit voorstel aan de algemene vergadering voor te leggen.

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2 Wanneer aan de algemene vergadering een voorstel tot statutenwijziging of tot ontbinding der vennootschap wordt gedaan, moet zulks steeds bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld, en moet, indien het een statutenwijziging betreft, tegelijkertijd een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap alsook te Amsterdam ter plaatse bij de oproeping te bepalen ter inzage worden gelegd en kosteloos verkrijgbaar worden gesteld voor aandeelhouders en certificaathouders, tot de afloop der vergadering.	3 Wanneer aan de algemene vergadering een voorstel tot statutenwijziging of tot ontbinding der vennootschap wordt gedaan, moet zulks steeds bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld, en moet, indien het een statutenwijziging betreft, tegelijkertijd een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap alsook **bij een in de oproeping aan te wijzen in Nederland gelegen betaalkantoor als bedoeld in het Algemeen Reglement** ter inzage worden gelegd en kosteloos verkrijgbaar worden gesteld voor aandeelhouders en **andere personen met vergaderrechten**, tot de afloop der vergadering.
	Overgangsbepalingen
	Inwerkingtreding statutenwijziging *Artikel 42* Deze statutenwijziging (de "Statutenwijziging") wordt op de dag van passeren van de notariële akte van Statutenwijziging van kracht. Echter, het bepaalde in artikel 14 lid 4 treedt eerst in werking zes maanden nadat de raad van bestuur die bepaling zal hebben gepubliceerd in ten minste één landelijk verspreid dagblad.
	Tenaamstelling van girale aandelen *Artikel 43* Door de Statutenwijziging worden girale aandelen gesteld op naam van Euroclear Nederland of een bij Euroclear Nederland aangesloten instelling, met de schriftelijke vermelding dat het girale aandelen betreft.